ADB


11007452

ANNUAL REPORT 2010

VOLUME 1

Asian Development Bank

About the Asian Development Bank

ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve the quality of life of their people. Despite the region's many successes, it remains home to two-thirds of the world's poor: 1.8 billion people who live on less than $2 a day, with 903 million struggling on less than $1.25 a day. ADB is committed to reducing poverty through inclusive economic growth, environmentally sustainable growth, and regional integration.

Based in Manila, ADB is owned by 67 members, including 48 from the region. Its main instruments for helping its developing member countries are policy dialogue, loans, equity investments, guarantees, grants, and technical assistance.

In this publication, $ refers to US dollars.

ISSN 306-8370

Printed in the Philippines.

ASIAN DEVELOPMENT BANK
MANILA

6 April 2011

Chairman of the Board of Governors
Asian Development Bank

Dear Mr. Chairman,

In accordance with Article 39 of the Articles of Agreement of the Asian Development Bank and Section 13 of its By-Laws, I hereby submit to the Board of Governors, on behalf of the Board of Directors, *Annual Report 2010*, which includes the activities of the Special Funds. *Annual Report 2010* also includes the financial statements prescribed in Section 15 of the By-Laws.

Sincerely,



Haruhiko Kuroda
President and Chairman
Board of Directors

ADB

ANNUAL REPORT 2010

VOLUME 1

Asian Development Bank

CONTENTS

The ADB *Annual Report 2010* comprises two separate volumes: Volume 1 is the main report and Volume 2 contains the financial statements and statistical annexes.



THE RECORD
($ million)

	1966–2010	2007	2008	2009	2010
OPERATIONAL ACTIVITIES	201,392	11,090	12,173	19,156	17,513
I. ORDINARY CAPITAL RESOURCES (OCR) AND SPECIAL FUNDS RESOURCES *(amount)* (A + B + C + D + E + F)[a, b]	181,626	10,557	10,898	15,738	13,845
A. Loans *(amount)* (1 + 2)	167,116	9,516	9,899	13,216	11,462
Disbursements	117,233	6,852	8,515	10,099	7,516
1. OCR *(amount)* (a + b + c)	126,367	7,623	8,135	11,006	9,250
Disbursements	86,345	5,234	6,472	7,898	5,945
a. Sovereign	120,369	6,972	6,839	10,568	8,197
Disbursements	82,348	4,743	5,878	7,449	5,272
b. Nonsovereign Public	294	10	75	134	–
Disbursements	160	30	54	–	75
c. Nonsovereign Private	5,703	640	1,222	304	1,053
Disbursements	3,837	461	540	449	598
2. Asian Development Fund (ADF) Loans *(amount)* (a + b)	40,749	1,893	1,764	2,210	2,213
Disbursements	30,888	1,618	2,043	2,201	1,571
a. Sovereign	40,735	1,893	1,764	2,210	2,213
Disbursements	30,873	1,618	2,043	2,201	1,571
b. Nonsovereign Public	15	–	–	–	–
Disbursements	15	–	–	–	–
B. Grants *(amount)* (1 + 2)	4,359	549	707	924	982
1. ADF	3,624	519	707	911	967
Disbursements	981	63	177	347	358
2. Other Special Funds[c]	736	30	–	13	15
Disbursements	678	130	130	135	102
C. Guarantees *(amount)* (1 + 2)	4,066	251	–	325	982
1. Sovereign	2,987	–	–	325	432
2. Nonsovereign	1,079	251	–	–	550
D. Trade Finance Program *(amount)*[d]	1,000	–	–	850	–[e]
E. Equity *(amount)*	1,937	80	103	220	243
F. Technical Assistance Grants *(amount)* (1 + 2)	3,147	161	189	203	175
1. Technical Assistance Special Funds (TASF)	1,912	110	119	137	147
2. Other Special Funds	1,235	51	70	66	28
II. COFINANCING *(amount)* (A + B)[a, f]	19,766	534	1,275	3,418	3,669
A. Project					
1. Loans *(amount)* (a + b)	16,840	321	1,090	3,164	3,360
a. Official	14,042	121	665	2,768	2,850
b. Commercial	2,798	200	425	396	510
2. Grants *(amount)*	1,938	123	101	190	157
B. Technical Assistance Grants *(amount)*[g]	988	90	84	64	151
TOTAL (I + II)	201,392	11,090	12,173	19,156	17,513
I. OCR AND SPECIAL FUNDS RESOURCES *(number)*[a, b]					
A. Loans					
Number of Projects[h]	2,328	80	81	92	106
Number of Loans (1 + 2 + 3)	2,679	91	91[i]	110[i]	118
1. Sovereign	2,530	74	80[i]	104[i]	105
2. Nonsovereign Public	5	1	1	2	–
3. Nonsovereign Private	144	16	10	4	13
B. Grants[h]	163	24	27	33	40
C. Guarantees	33	3	–	1	5
D. Trade Finance Program	1	–	–	1	–
E. Equity Investments	169	5	6	5	8
F. Technical Assistance Grants[h]	6,503	203	246	260	243
II. COFINANCING *(number)*[a, f]					
1. Official Loans, Grants, and Technical Assistance[g]	1,620	84	109	133	152
2. Commercial Loans and Syndications	50	1	2	4	4
RESOURCES *(as of period end)*					
Ordinary Capital Resources					
Authorized Capital	163,843	55,978	54,890	166,179	163,843
Subscribed Capital	143,950	55,978	54,890	60,751	143,950
Borrowings *(gross) (for the period)*	108,655	8,854	9,372	10,359	14,940
Outstanding Debt	51,822	31,569	35,672	42,063[j]	51,822
Ordinary Reserve	10,030	9,245	9,532	9,790	10,030
Special Reserve	230	203	210	219	230
Gross Revenue *(for the period)*	1,142	2,208	2,064	1,472	1,142
Net Income *(loss)* after Appropriation of Guarantee Fees to Special Reserve *(for the period)*	14,728[k]	760	1,119	(37)	614
Special Funds Resources					
Asian Development Fund Total Resources	32,651	31,950	33,479	31,973[l]	32,651
Technical Assistance Special Fund Total Resources	1,760	1,361	1,403	1,716	1,760
Japan Special Fund Total Resources					
Regular and Supplementary Contributions	974	956	974	974	974
Asian Currency Crisis Support Facility	151[m]	151	151	151	151
ADB Institute Special Fund Total Resources	166	133	141	149	166
Asian Tsunami Fund Total Resources	587	617	626	587	587
Pakistan Earthquake Fund Total Resources	145	137	142	144	145
Regional Cooperation and Integration Fund Total Resources	53	41	43	43	53
Climate Change Fund Total Resources	51	–	41	41	51
Asia Pacific Disaster Response Fund Total Resources	40	–	–	40	40

– = nil.
Note: Totals may not add up because of rounding.
a Adjustments and terminations prior to signing are reflected (for 2010: loan = $239.3 million; guarantee = $71.7 million; grant = $0.6 million; technical assistance = $0.2 million).
b Includes loans/grants/guarantees arising from multitranche financing facilities.
c Includes Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
d Includes the $150 million approved in 2003 (OCR loan of $45 million and partial credit guarantee of $105 million).
e 2010 Trade Finance Program transactions were conducted subject to the 2009 Board approval.
f Starting 2006, cofinancing statistics indicate direct value-added cofinancing: cofinancing with administrative or collaborative arrangements with ADB.
g Includes reimbursable TA for Brunei Darussalam amounting to $0.6 million and $0.8 million in 2008 and 2010, respectively.
h Projects with multiple loans, or with combination of public and private lending are counted once. Cumulative number of projects excludes supplementary loans. Grants and technical assistance with multiple fund source are counted once.
i Includes count for an earlier approved loan with supplementary financing in the current year.
j From 2009 onwards, amount includes unamortized discounts/premiums, transition adjustment, translation adjustment, and ASC 815 adjustment on swapped borrowings.
k Includes cumulative effect of ASC 820/825 adoption amounting to $227.5 million, as an adjustment to the 1 January reserves.
l Includes reclassification relating to Due from Contributors of $2,185.6 million as of 31 December 2009 from Assets to Fund Balances under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Contribution.
m Net of $90.0 million, which was transferred to Japan Fund for Poverty Reduction in 2002.

CHAPTER 1

MESSAGE FROM THE PRESIDENT



If Asia's vast potential is to be fulfilled, it must rebalance growth to reduce reliance on external markets, which will strengthen resilience against future crises. Developing Asia must also promote public–private partnerships to meet infrastructure needs and to ensure that development is both inclusive and environmentally sustainable.

Developing Asia moved beyond the economic crisis to emerge as a new engine of global growth in 2010. Our estimates show that the region's gross domestic product increased by 9.0% in 2010, more than double the global growth rate during the same period and well above the 5.9% rate recorded in the region a year earlier.

While the speed and strength of its economic recovery surprised many, the region still faces daunting challenges. Asia and the Pacific remains home to millions of the absolute poor. Widening income and non-income disparities among and within countries further accentuated the contrast between the two faces of Asia—one that has emerged as a beacon of hope and one that is being left behind. While the region as a whole is likely to achieve the Millennium Development Goal (MDG) of halving extreme poverty by 2015, several countries are lagging on the non-income MDG targets.

As the region moves beyond economic recovery to sustained growth, it must ensure that the evolving growth paradigm becomes more inclusive to benefit as many people as possible. According to an ADB study, 14 out of 20 developing Asian economies saw their Gini coefficients—a measure of inequality—increase in recent years as economic growth accelerated. Ensuring growth is inclusive will require greater investment in education and health, particularly for the poor; expanded social protection, including in the informal sector and rural households; and developing rural infrastructure to connect the poor to markets and enable them to participate in the growth process.

Asia also needs to focus on environmentally sustainable growth. In a world of scarce and finite resources, it is critical to ensure that we leave a sustainable environment and development legacy to future generations. Climate change and climatic volatility are serious threats to the region's development. Rising sea levels and higher temperatures can have dramatic effects, forcing large numbers of mostly poor to migrate. Sustainability cannot be achieved unless the region moves onto a low-carbon, climate-resilient development path that embraces both mitigation and adaptation.

ADB is committed to supporting these efforts. In 2010, ADB prepared plans to guide operations in climate change, sustainable transport, and education. ADB's operations totaled $17.5 billion, including $3.7 billion from cofinancing partners. In addition, ADB's ongoing Trade Finance Program supported $2.8 billion in trade. Business processes were simplified and restrictions lifted on additional financing so that well-performing projects can be prioritized and expanded—reflecting ADB's focus on operations that deliver the best results. In addition, a midterm review of the Asian Development Fund concluded that solid progress had been made on implementing its strategic agenda. This included stronger assistance for countries in fragile and conflict-affected situations, as well as increased support for regional cooperation and integration to reap the benefits of increased intra-regional trade and commerce.

Of course, much remains to be done to reduce disparities within and among the region's developing economies. Massive investments will be necessary in both the social sector and—crucially—infrastructure. We estimate that $8 trillion will be needed to support infrastructure development during the coming decade, according to the ADB–ADBI publication, *Infrastructure for a Seamless Asia*. That figure far exceeds current investment levels; it will require innovative methods of resource mobilization from development partners across the region.

Given the several years of high growth Asia has enjoyed and its increasing influence in the global economy, many are saying that the 21st century belongs to Asia. But I always stress that success is never preordained. If Asia's vast potential is to be fulfilled, it must rebalance growth to reduce reliance on external markets, which will strengthen resilience against future crises. Developing Asia must also promote public–private partnerships to meet infrastructure needs and to ensure that development is both inclusive and environmentally sustainable.

The historic Millennium Declaration of 2000 promised a better life for millions of poor in Asia and the Pacific. How well this promise is fulfilled depends on our steadfast efforts. ADB remains committed to working tirelessly with its developing member countries and development partners to ensure greater progress in the years ahead.



Haruhiko Kuroda
President and Chairman
Board of Directors

BOARD OF DIRECTORS



Asian Development Bank (ADB) approvals, including cofinancing, totaled $17.51 billion in 2010. The Board of Directors continued to seek new ways for ADB to assist its developing member countries in addressing challenges and making progress toward the Millennium Development Goals. The Board undertook wide-ranging strategic initiatives, including the appointment of a vice-president for private sector and cofinancing operations. The Board also endorsed a comprehensive new human resources policy, assessed a proposal to streamline additional funding to successful projects, and endorsed country partnership strategies for Kiribati, Papua New Guinea, and Tajikistan.

OVERVIEW OF THE BOARD'S ACTIVITIES IN 2010

The Board of Directors is responsible for the overall direction of ADB operations, including the approval of policies, loans, technical assistance, grants, and guarantees. The Board also approves the annual budget and borrowing program. As their representative, the Board plays a vital role in seeing ADB shareholders' guidance is implemented.

In 2010, the Board of Directors addressed the challenges facing Asia and the Pacific by continuing to guide and support the implementation of Strategy 2020, while overseeing execution of the reform agenda that emerged from the fifth general capital increase and the ninth replenishment of the Asian Development Fund. The Board took steps to position ADB to improve its development effectiveness, especially in the core areas of Strategy 2020, and to strengthen institutional governance.

To support the strategic objective of expanding private sector operations, the Board approved the appointment of Lakshmi Venkatachalam to the newly created post of vice-president for private sector and cofinancing operations.

A Board–Management working group was set up to review the Accountability Mechanism, which was established in 2003 to give people affected by ADB-assisted projects a forum to seek solutions to problems. The review is expected to be completed in 2011.

The Board discussed the *2009 Development Effectiveness Review*, the third annual assessment of ADB's corporate performance. Executive directors also discussed a proposal to refine ADB's results framework, which is at the core of the annual review, to make it a better management tool in guiding the implementation of Strategy 2020. The Board continued to monitor ADB's performance through its oversight of the Independent Evaluation Department (IED).

The Board reviewed a proposal to streamline additional financing to projects that are being successfully implemented in order to boost ADB's development effectiveness. Executive directors also discussed and provided feedback on the review of ADB's policy-based lending program.

The Board approved the capital expenditure for a new risk management system intended to more efficiently measure, consolidate, and evaluate market and credit risk exposures—a key area as ADB expands private sector operations.

To improve ADB's institutional effectiveness and accountability, the Board continued to focus on internal reforms. The executive directors discussed and endorsed Our People Strategy, a comprehensive plan to recruit, retain, and develop the staff ADB needs to carry out its mission of reducing poverty. This followed an ADB-wide consultation process guided by the Human Resources Committee of the Board.

The Board discussed the comprehensive review of salaries and benefits of international staff, the first such appraisal in 5 years. Executive directors also guided the review of ADB's Public Communications Policy (2005); the review was launched in February 2010 and is expected to be completed by mid-2011.

In 2010, total approvals by the Board, including loans, grants, technical assistance, credit enhancements, and cofinancing, exceeded $17.51 billion. The Board also approved 12 new multitranche financing facilities totaling $4.4 billion.

The Board deliberated on ADB's budget and borrowing program for 2011; the rolling Work Program and Budget Framework (WPBF), 2011–2013; and the 3-year rolling work program and 2011 budget of the Asian Development Bank Institute (ADBI).

It approved loan charges and the allocation of 2009 net income, and reorganized its work to improve sequencing of key elements of ADB's work program and budget cycle.

In addition, the Board endorsed country partnership strategies for Kiribati, Papua New Guinea, and Tajikistan. The country partnership strategy maps out ways for ADB to most effectively assist its developing member countries, given each country's challenges and priorities. It also enables ADB to evaluate their development performance over the strategy period.

BOARD GROUP VISITS AND OTHER MEETINGS

Members of the Board made three visits around the region to get firsthand views of ADB projects and their impacts, and to meet senior government officials, development partners, private sector leaders, and other stakeholders.

From 27 January to 10 February, a group visited India and the Maldives. Another group visited Nauru and Timor-Leste from 5 to 15 June. A third group went to Armenia, Azerbaijan, and Georgia from 22 September to 6 October. These visits strengthened ADB's relationship with development partners and generated valuable feedback.

In September, the Board and Management participated in a 1-day retreat covering two important topics: Asia's water crisis and public–private partnerships.

BOARD COMMITTEES

Audit Committee

The committee assists the Board with oversight of financial reporting and audits, including internal controls and audits, risk management, and ADB-related anticorruption and integrity efforts. In 2010, the Board approved revisions to the committee's terms of reference to reflect its expanded role in risk management and to strengthen its oversight of internal audit and investigation functions.

The committee closely monitored the separation of ADB's internal integrity function from the Office of the Auditor General (OAG) and the establishment of the Office of Anticorruption and Integrity. It was also regularly briefed on the work of those two offices, as well as on the work of the Office of Risk Management.

The committee made recommendations to the Board on the principles for selection of an outside auditor, a commitment made during discussions on the fifth general capital increase. The committee reviewed the key findings of the outside auditor and OAG.

The committee reviewed ADB's financial statements and attestation process. It sharpened its focus on information technology audits. The committee also discussed the audits of resident missions and representative offices.

The committee met 14 times.

Budget Review Committee

The committee discussed the President's planning directions to prepare the WPBF, 2011–2013, and noted the imperative for ADB to refocus on key long-term challenges for Asia and the Pacific—inclusive growth, environmentally sustainable growth, and regional integration—while continuing to monitor the impacts of the financial crisis on poverty and social aspects. The committee also discussed the progress of 2010 programs of operations.

The committee met with the vice-presidents on the highlights of the draft WPBF, 2011–2013. The committee acknowledged the need for further work and additional funds for climate change mitigation and adaptation operations in the Pacific, and welcomed the significant increase in resources for education. It recommended that ADB focus more on achieving the target of having private sector development and private sector operations account for 50% of annual operations by 2020. The committee also recommended support for mainstreaming gender initiatives, and suggested more attention be paid to the health sector, where needed.

The committee discussed in detail for the first time the draft WPBF, 2011–2013, and appreciated more in-depth discussion on issues concerning the Millennium Development Goals. The committee discussed the 2011 draft budget document and noted that ADB has strongly pursued efficiency. The committee confirmed that the 2011 budgets for ADB, IED, and ADBI are consistent with the work plans and appropriate for consideration by the Board.

The committee met 11 times.

Compliance Review Committee

The committee consists of six Board members: four regional members, at least three of whom are from borrowing countries, and two nonregional members. It is responsible for clearing the Compliance Review Panel's proposed terms of reference and the schedule for each review authorized by the Board, as well as the panel's draft reports monitoring the implementation of any remedial actions approved by the Board. During 2010, the committee cleared the fifth and final annual monitoring report for the Chashma Right Bank Irrigation Project (Stage III) in Pakistan and the fourth such report for the Southern Transport Development Project in Sri Lanka.

The committee considered the content of its 2008–2009 annual report, and it convened a meeting with the Compliance Review Panel and another with external

experts assisting the ongoing review of the Accountability Mechanism (see also Chapter 4). The chair of the committee also leads the joint Board–Management working group conducting that review.

The committee met three times.

Development Effectiveness Committee

The committee continued to support the Board of Directors in assessing the quality and impact of ADB's country and sector operations by discussing selected major evaluation reports produced by IED. At the country level, the committee deliberated on IED's recommendations on assistance to Bhutan and the Lao People's Democratic Republic. For a more comprehensive assessment, it also discussed related sector assistance program evaluations for energy and transport. These discussions aimed to provide inputs for the preparation of the next country partnership strategies.

The committee remained focused and supportive of the priorities of Strategy 2020, discussing IED evaluation of crosscutting issues related to gender and development, and climate change. It also discussed special evaluations of operations in fragile and conflict-affected situations, and on water policy and related operations, with the view that ADB should continue to improve its policies and strategies in these areas.

To ensure that ADB's policies and procedures, and projects and programs, reflect the lessons learned from evaluation activities, the committee noted IED's annual report on 2009 portfolio performance. To supplement this, the committee discussed IED's evaluation of the sustainability of ADB's projects after completion. In monitoring how IED recommendations are implemented, the committee noted IED's 2010 annual evaluation review, and its 2009 annual report concerning actions taken on its advice.

The committee met nine times.

Ethics Committee

The Board established the committee, in compliance with the Code of Conduct adopted in September 2006, to address matters of ethics under the code. The code's provisions apply to directors, alternate directors, temporary alternate directors, and the President. The committee is responsible for advising them when they request guidance on actual or potential conflicts of interest or other ethical aspects of conduct. The committee also considers allegations of misconduct relating to the performance of directors in official duties, and recommends appropriate action to the Board of Directors.

The committee met twice.

Human Resources Committee

In its second year of operation, the committee successfully established its role and relationship with Management in ensuring that the human resources of ADB are managed according to the organization's goals and staff welfare.

In its first annual report to the Board of Directors, the committee noted the significant milestones of ADB in improving human resources management. The committee monitored the implementation of Our People Strategy and noted timely updates to the Human Resources Strategic Function and Action Plan.

The committee extensively monitored and made recommendations on two major human resources activities completed in 2010: the comprehensive review of the professional staff compensation and benefits, and the 2010 staff engagement survey. Further, the committee continued to monitor major developments in various human resources functions.

The committee met seven times.

BOARD OF DIRECTORS

PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS



Haruhiko Kuroda

EXECUTIVE DIRECTORS



Phil Bowen



Howard Brown



Richard Edwards



Marwanto Harjowiryono



Ashok K. Lahiri

ALTERNATE EXECUTIVE DIRECTORS



Dereck Rooken-Smith



Jacob A. Rooimans



Eduard Westreicher



C.J. (Stan) Vandersyp



Bounleua Sinxayvolavong


Michele Miari Fulcis


Robert M. Orr


Masakazu Sakaguchi


Siraj S. Shamsuddin


Jaejung Song


Chaiyuth Sudthitanakorn


Yingming Yang


Jose Miguel Cortes


Maureen Grewe


Yasuto Watanabe


Gaudencio S. Hernandez, Jr.


Wilson Kamit


Govinda Bahadur Thapa


Xiuzhen Guan

MANAGEMENT


C. Lawrence Greenwood, Jr.


Ursula Schaefer-Preuss


Bindu N. Lohani


Xiaoyu Zhao


Lakshmi Venkatachalam


Rajat M. Nag


Robert L. T. Dawson

CHAPTER 3

POLICY AND STRATEGY OVERVIEW



ADB's timely response to the global economic crisis and progress in driving internal reforms were among topics discussed at the midterm review of the 10th cycle of the Asian Development Fund (ADF) in November. To guide the implementation of Strategy 2020, ADB approved operational plans for climate change mitigation, sustainable transport, and education. ADB is continuing efforts to upgrade and widen its menu of financing instruments, including support to help develop local-currency bond markets as an alternative source of funding to bank loans.

ADF X MIDTERM REVIEW

The midterm review of the 10th cycle of the Asian Development Fund (ADF X) was held in Manila, Philippines, on 18–19 November 2010. Representatives from ADF donors, and recipient countries, ADB Management and staff, and observers from ADB's Board of Directors and other international development institutions met to review the progress made in implementing ADF X.

Participants expressed satisfaction with the performance of the ADF X in its first 2 years. They appreciated ADB's proactive and timely response to the global economic crisis, with significantly increased levels of approvals and disbursements. They acknowledged that resources had been allocated effectively through the performance-based allocation system, which balances country needs and performance. Under the system, ADB has been able to simultaneously allocate a greater share of resources to the poorest countries and the stronger performers.

ADB has also made good progress in implementing the ADF X strategic agenda, particularly in promoting inclusive economic growth, prioritizing efforts to combat climate change, supporting regional cooperation and integration, and strengthening its support for conflict-affected countries.

ADB has implemented many initiatives to improve its operational effectiveness and has made significant progress on all internal reforms agreed with ADF donors—such as managing for development results, responding more efficiently and quickly to clients, and better management of human resources.

Deputies confirmed the decision to temporarily finance the additional allocation to Afghanistan for 2011–2012 as a result of the suspension of the post-conflict phaseout from internal resources. They supported ADB's proposal to continue with the agreed approach to the post-conflict phaseout in Timor-Leste and the proposal to postpone the release of the remaining usable liquidity. These issues will be revisited during the ADF XI replenishment.

Overall, there was broad support for ADB's proposal to further study how the institution could respond even better to crises, learning from its recent experience with economic crises and natural disasters. Participants recognized the difficulties faced by ADF countries after the global economic crisis. According to recent data, as many as 26 of the 28 ADF countries could fail to achieve at least one-fourth of the non-income Millennium Development Goals (MDGs). Therefore, demand for ADF resources will continue to be strong to the end of ADF X and beyond. ADB must continue to play an important role in helping ADF countries address their medium- and longer-term development needs.

ACCOUNTABILITY MECHANISM

At the 43rd Annual Meeting of the Board of Governors of ADB in Tashkent in May, the ADB President announced that ADB would undertake a review of its Accountability Mechanism. (See Chapter 4, page 21.) A joint Board of Directors and Management Working Group was formed to undertake the review, with two international experts engaged to provide independent advice. A wide-ranging public consultation process took place, including face-to-face discussions with stakeholders and gathering of comments from the public through a dedicated website.[1] In-country and regional consultations were conducted between September and November 2010 in Germany, Indonesia, Japan, the Philippines, Sri Lanka, and the United States. A workshop was held with Canadian participants via videoconference. The experts' final report was submitted in December 2010 and posted on the ADB website. A revised policy paper is scheduled to be presented to the Board for approval in 2011.

The Accountability Mechanism review seeks to assess the accessibility, credibility, efficiency, and effectiveness of the Accountability Mechanism, taking into account ADB's experience since 2003 and those of similar mechanisms in other multilateral and financial institutions. The review covers a wide range of issues, such as the approach to site visits, the level of independence of the mechanism, accessibility of the mechanism by affected people, eligibility criteria for filing a complaint, the effectiveness of public outreach, cost implications for bringing projects into compliance, and benefits of the Accountability Mechanism to project-affected people, ADB, and developing member countries. Ultimately, the review will recommend improvements in the policies, functions, and operations of the Accountability Mechanism.

PUBLIC COMMUNICATIONS POLICY

The 2005 policy requires a comprehensive review to be conducted 5 years after its effective date. Accordingly, ADB launched a review in February 2010 to assess its

1 See http://www.adb.org/AM-Review/

Millennium Development Goals and Infrastructure Development in Asia and the Pacific

The scale of the task of achieving the Millennium Development Goals (MDGs) is daunting. The region is home to more than 900 million poor comprising more than two-thirds of the world's population in extreme poverty. It contains 470 million people who have no clean water, which is more than half of the world's population without clean water. It also has 70% of the developing world's people who have no basic sanitation, two-thirds of the world's undernourished children, and more than 60% of people infected with tuberculosis.

Overcoming such huge challenges will require stronger basic infrastructure, particularly road transport, water supply, sanitation, electricity, information technology, telecommunications, and urban low-income housing. The MDG framework has no specific goals or targets for basic infrastructure except for water and sanitation, and information and communication technology.

However, a number of empirical studies have validated the direct connection between basic infrastructure and MDG outcomes. Access to water and sanitation can substantially reduce infant and child mortality rates, access to electricity allows more study time and improves education outcomes, and better transportation and all-weather roads increase school attendance and access to health services.[a]

Yet the availability of basic infrastructure remains relatively poor in Asia and the Pacific. Bridging the infrastructure gaps will require about $8 trillion over the period 2010–2020. More than half of this would be required to supply energy, and about 30% would be for roads.[b]

While scaling up infrastructure spending to achieve the MDGs is essential, three issues need special attention:

First, the region must raise quality and maintenance standards for infrastructure. A recent World Economic Forum business survey (with scores of 1–7) found the Asia and Pacific region to be 2 points or more behind the G7 countries[c] in infrastructure quality.

Second, infrastructure design must consider environmental impacts and climate change. Basic infrastructure must be designed with the environment and climate change in mind. Roads and bridges may have to be built to withstand more frequent floods. In addition, environmentally-friendly technology and options must be promoted and encouraged, including propagation of clean energy technologies, energy conservation, and demand management.

Finally, potential benefits exist for regional cooperation in infrastructure, including basic infrastructure. It has been estimated that regional connectivity in energy, transport, and telecommunications can bring about an increase in Asia's net income of $13 trillion over the 2010–2020 period and beyond.[d] For poverty-stricken areas in adjacent countries, cooperation in building basic infrastructure can help expand their economies and bring mutual benefits through trade.

Comparing Infrastructure between Asia and the Rest of the World, 2005

Country Grouping	Paved Roads (km/10,000 people)	Railways (route km/ 10,000 people)	Household Electrification Rate, 2008 (%)	Access to Improved Water Sources (% of total)	Access to Improved Sanitation (% of total)	Mobile and Telephone Subscribers (per 100 people)	Broadband Internet Subscribers (per 100 people)	Urban Slum Population (%)
Northeast Asia	13.72	0.49	99.34	88.11	64.97	5.96	0.366	32.97
Central Asia	16.48	2.55	–	88.66	95.31	2.31	0.003	–
South Asia	12.78	0.51	61.03	88.06	32.83	1.20	0.010	40.10
Southeast Asia	10.51	0.27	71.69	86.39	67.50	3.53	0.031	34.15
Pacific Islands	3.69	–	–	46.19	48.74	0.77	0.043	–
Asia-Pacific	**12.83**	**0.53**	**77.71**	**87.72**	**52.05**	**3.47**	**0.154**	**35.73**
Industrialized countries	207.10	–	–	99.58	99.85	13.76	1.553	–
OECD	211.68	5.21	99.80	99.63	99.94	13.87	1.608	–
Latin America	14.32	2.46	92.70	91.37	78.26	6.11	0.150	25.35
Africa	–	0.95	28.50	58.38	30.83	1.42	0.003	62.72

– = nil, km = kilometers, OECD = Organisation for Economic Co-operation and Development.

a ADB, JBIC, and World Bank. 2005. *Connecting East Asia: A New Framework for Infrastructure*. Manila: ADB.

b ADBI and ADB. 2009. *Infrastructure for a Seamless Asia*. Tokyo: ADBI.

c G7 includes Canada, France, Germany, Italy, Japan, the United Kingdom, and the United States.

d ADBI and ADB. 2009. *Infrastructure for a Seamless Asia*. Tokyo: ADBI.

efficacy and recommend changes as necessary to strengthen it. The 2010 review of the policy was guided by a steering committee chaired by the Managing Director General.

ADB solicited views from its staff on their experiences with the policy and how it could be improved. The review also engaged interested individuals, organizations, and other external stakeholders to provide feedback and suggestions for enhancements. In addition to seeking written comments on the current PCP and two consultation drafts that were released in June and November 2010, ADB held 20 in-country consultation workshops in 12 member countries within and outside Asia and the Pacific to seek the views of a broad range of stakeholders. These included government officials, civil society organizations, the private sector,

academia, media, international organizations, and project-affected people. More than 500 people participated in the workshops. The review also took on board the findings of two global surveys of its stakeholders in 2006 and 2009 to gauge their perceptions of ADB's performance and communications.

The review concluded that the policy is fundamentally sound and has been well implemented. While its thrust will not change, the review identified five areas in which changes to the policy are needed to keep ADB at the forefront of best practices.

A revised policy addressing key issues raised during the review will be considered by ADB's Board of Directors in mid-2011.

OPERATIONAL PLANS

To facilitate the implementation of Strategy 2020, ADB is gradually introducing operational plans to guide ADB operations in specific sectors and thematic areas. In 2010, ADB approved three operational plans for climate change,[2] sustainable transport,[3] and education.[4] (See Chapter 13 for more details.) ADB also started developing new operational plans for the finance, urban, and water sectors, as well as environment and public–private partnerships, which will be completed in 2011.

ENHANCING ADB'S FINANCING INSTRUMENTS

Efforts are continuing to offer ADB's borrowing clients a wider menu of financing instruments. In 2010, ADB reviewed the role of supplementary financing as a way to improve the development effectiveness of its operations. The review proposed renaming "supplementary financing" as "additional financing" and introduced policy changes to reduce the processing time and incremental costs of repetitive processes for projects. The potential to scale up well-performing projects was enhanced by the introduction of simple business processes and the easing of restrictions on the use of additional financing for such projects.

Second, a differentiation was made between cost overruns resulting from external reasons and those due to design and implementation problems and between projects that are performing well and those that are not. Third, the additional financing policy was linked with ADB policies on emergency assistance, cofinancing, and changes of scope.

The new policy was approved by the Board in December and will become effective in February 2011. It should improve services to developing member countries, harmonize ADB's financing policies with those of its development partners, and contribute to ADB's shift toward results-focused operations.

Work is also ongoing to update and/or develop business instruments on policy-based lending, project development, cross-border investment (for regional cooperation and investment), and results-based lending.

REGIONAL COOPERATION INITIATIVE: CREDIT GUARANTEE AND INVESTMENT FACILITY

The 1997 Asian financial crisis accentuated the need for local currency bond markets as an alternative to then-dominant bank loans. With inadequate hedging, banks were vulnerable to foreign exchange vagaries, and much short-term borrowing was done for long-term investments. A regional bond market would help to ensure availability of long-term domestic currency funding, to prevent maturity and currency mismatches, and to better channel the region's savings into regional investment.

For those reasons, the Association of Southeast Asian Nations (ASEAN) and the People's Republic of China, Japan, and Republic of Korea—or ASEAN+3—launched the Asian Bond Markets Initiative (ABMI) in 2002 to foster local-currency bond markets. Though the ABMI has achieved much—local currency denominated bonds in emerging East Asia grew to nearly $5 trillion in 2010 from less than $1 trillion in 2001—much more needs to be done to give corporations better access to bond markets and to offer a variety of maturities to meet issuers' financing needs.

To address these issues, ADB worked with ASEAN+3 in 2010 to establish a credit guarantee and investment facility (CGIF) as a trust fund of ADB to guarantee bonds in the region. Access to local bond markets will make corporations less dependent on short-term foreign loans and less vulnerable to foreign exchange risks. CGIF also promotes harmonization of standards and practices for bond issuance within ASEAN+3, paving the way for regional financial market integration.

2 ADB. 2010. *Addressing Climate Change in Asia and the Pacific: Priorities for Action.* Manila.
3 ADB. 2010. *Sustainable Transport Initiative Operational Plan.* Manila.
4 ADB. 2010. *Education by 2010 – A Sector Operations Plan.* Manila.

CHAPTER 4

DELIVERING AN EFFECTIVE ORGANIZATION



ADB continued to sharpen its focus on results in all aspects of its performance in 2010. ADB's corporate results framework is used as a management tool to monitor its performance and promote continuous institutional improvements to expand its development effectiveness. While continuing to ensure accountability and compliance throughout its operations, ADB has introduced streamlined business processes for country partnership strategies and loan delivery, tightened its integrity and anticorruption protocols, and improved the dissemination of high-quality knowledge.

OVERVIEW

Sound business practices, more efficient use of resources, better aid delivery, and good governance have been areas of special focus for ADB in 2010. ADB's corporate results framework continues to shape its performance and to promote improvement in its activities.

In-depth assessment of strategies, policies, and operations by the Independent Evaluation Department (IED) continued during the year, while ADB's Accountability Mechanism continued to provide an independent forum for affected parties seeking to resolve problems arising from ADB projects. A joint Board–Management working group initiated a review of the 2003 Accountability Mechanism Policy, which will be completed in 2011.

As in previous years, ADB has stepped up support for its promotion of knowledge, such as incorporating knowledge components in new partnership agreements. In 2010, demonstrating a commitment to greater transparency, ADB began a review of its Public Communications Policy, seeking new ways to improve its effectiveness. In addition to streamlining business processes, ADB boosted its risk-management, integrity, and anticorruption protocols.

MANAGING FOR DEVELOPMENT RESULTS

Guided by its managing for development results (MfDR) action plan for 2009–2011, ADB sharpened its focus on results in managing its entire business. It continued to use its Strategy 2020 results framework regularly to monitor its performance, identify issues, and take action.

During the year, ADB completed its third Development Effectiveness Review to report its performance, and used the findings to prepare its work plans and budgets. (See box on page 20.) In addition, ADB refined its results framework in early 2011 to increase its value as a management tool, and cascaded the Strategy 2020 goals to work priorities at all levels of the organization.

ADB refined its guidelines on country and sector results frameworks to better align these with the objectives of developing member countries and to improve the ways results are monitored. Eleven development effectiveness briefs[1] were produced to describe ADB's contributions to countries' development outcomes.

ADB upgraded its MfDR learning and development program and implemented a new communications plan to systematically disseminate messages on MfDR.

Throughout the year, ADB worked closely with several of its developing member countries—Bangladesh, Bhutan, Cambodia, the Lao People's Democratic Republic, and Viet Nam—to strengthen their capacities in MfDR. It also supported the Asia–Pacific Community of Practice on MfDR, the first regional network on results management.

PROGRESS ON AID EFFECTIVENESS AGENDA

ADB monitors the progress of its commitments in the Paris Declaration on Aid Effectiveness through regular annual surveys. In January, ADB conducted its fourth annual survey incorporating 2009 data from 25 developing member countries. The results showed that ADB continued to meet the targets for five of the nine quantitative indicators in 2009. These were (i) aligning aid with national priorities, (ii) coordinating technical assistance, (iii) using country public financial management systems, (iv) reducing the number of parallel project implementation units, and (v) coordinating missions.

The joint country analytical work ADB undertook grew in 2009 and is on track to meet the target by the 2010

As in previous years, ADB has stepped up support for its promotion of knowledge, such as incorporating knowledge components in new partnership agreements

1 These cover Afghanistan, Armenia, Bangladesh, Cambodia, Georgia, the Lao People's Democratic Republic, Mongolia, Nepal, Papua New Guinea, Samoa, and Tajikistan.

2009 Development Effectiveness Review

ADB's third Development Effectiveness Review monitored progress made in 2009 on the corporate results framework. The report was discussed by the Board of Directors in April 2010 and presented to ADB's Board of Governors in the Annual Meeting in May.

At Level 1, the review assessed only development outcomes preceding the 2008 global economic crisis, as there was insufficient current data on poverty to properly analyze the impact of the crisis in 2009. While some progress was noted in reducing income poverty, there was too little improvement in the performance of most of the non-income poverty indicators. This suggests it is unlikely that the non-income Millennium Development Goal targets will be met in 2015 (see 2009 Development Effectiveness Review Summary of Performance below).

The corporate performance report noted areas in which ADB results are on track or not. ADB made good progress toward its targets in many areas, including sustaining the quality of its operations, delivering funds and services to its clients efficiently, and aligning its operations with Strategy 2020 priorities.

ADB worked closely with other development partners to maximize benefits to its developing member countries. However, a few areas failed to improve significantly, an indication of the challenges involved in each case. Human resource and budget constraints remained a concern, given ADB's expansion in operations. Gender mainstreaming results achieved over the past 3 years, though improving, are still below the level of those of the baseline year. Knowledge management progress continued to lag, as did cofinancing of Asian Development Fund operations. New concerns emerged with regard to the outcomes of completed projects.

ADB's action plan commits to a number of remedial steps, notably expediting improved reporting systems on the performance of projects; introducing a pilot results scheme linking budget allocations to performance in cofinancing, education, and gender mainstreaming; and increasing staff resources and intensifying efforts to improve ADB's gender balance. ADB also significantly increased its staff and budget in 2010 to strengthen organizational capacity.

2009 Development Effectiveness Review Summary of Performance

	ADB Countries	ADF* Countries
Asia and the Pacific Development Outcomes (Level 1)		
Poverty and Human Development Outcomes	A	A
Other Outcome Indicators	G	G
Performance Indicators	**ADB Operations**	**ADF Operations**
Core Sector Outputs and Their Contribution to Development Outcomes (Level 2)		
Core Sector Outputs	G	G
Contribution to Development Outcomes	A	G
Operational Effectiveness (Level 3)		
Operational Quality and Portfolio Performance	G	G
Finance Mobilization	G	A
Strategic Focus in Operations	G	G
Gender Mainstreaming	R	R
Knowledge Management	A	A
Partnerships	G	G
Organizational Effectiveness (Level 4)		
Human Resources	R	R
Budget Adequacy	R	R
Business Processes and Practices	G	G

G Green: "Made progress" (More than half of the indicators in the group have shown improvements over baselines or previous periods.)

A Amber: "Progress beginning to stall or regress" (Results are mixed: equal number of indicators improving or beginning to stagnate or regress.)

R Red: "Progress stalled or regressed" (More than half of the indicators in the group stagnating or regressing over two or more previous review periods.)

ADB = Asian Development Bank, ADF = Asian Development Fund.

* ADF is a pool of funds available for financing ADB operations at concessional terms.

deadline. However, ADB must improve its performance in the use of country procurement systems, in program-based approaches, and in aid predictability to meet the Paris Declaration targets in these areas.

While the level of ADB assistance disbursed through program-based approaches was below target in 2009, the number of new projects employing such approaches increased over 2008. The decline in the aid predictability indicator was mostly attributable to approvals for major crisis response operations, which are by nature unpredictable. To improve the use of country procurement systems, ADB is facilitating policy dialogue, knowledge sharing, and capacity development, and strengthening of national procurement systems through the Asia Pacific Procurement Partnership Initiative.

ENSURING ACCOUNTABILITY AND COMPLIANCE

The ADB Accountability Mechanism provides an independent forum for people adversely affected by ADB-assisted projects to voice complaints and seek resolution of problems. This takes place through consultation and facilitation. Affected people may also request an investigation into allegations of noncompliance by ADB with its operational policies and procedures. The mechanism is designed to contribute to ADB's development effectiveness and help improve project quality.

The mechanism has two phases: consultation and problem-solving conducted by the Special Project Facilitator, and compliance review led by the independent Compliance Review Panel (CRP).

The Office of the Special Project Facilitator received seven new complaints in 2010, of which two met its eligibility criteria. Four previous complaints were closed. The Office of the Compliance Review Panel received five inquiries for compliance review in 2010. All were considered to be outside the scope of the CRP's mandate and had been referred to the concerned operations department.

The CRP completed the first full 5-year annual monitoring program (for the Chashma Right Bank Irrigation

The ADB Accountability Mechanism provides an independent forum for people adversely affected by ADB-assisted projects to voice complaints and seek resolution of problems

Project in Pakistan) and conducted the fourth annual monitoring for the Southern Transport Development Project in Sri Lanka. The CRP reported[2] to the Board that it was unable to complete the compliance review and make any determination as to ADB's accountability for the Fuzhou Environmental Improvement Project in the People's Republic of China due to the government's lack of consent to the CRP to visit the project site.

The Office of the Special Project Facilitator and the Office of the Compliance Review Panel finalized the first formal strategy for Accountability Mechanism outreach, an annual program to promote awareness of the Accountability Mechanism, and continued to work together to disseminate information about the Accountability Mechanism, both internally in ADB and externally. As part of that strategy, ADB approved the first funding for Accountability Mechanism outreach in the form of a small-scale regional technical assistance to pilot outreach on a regional basis.[3] The first program will be conducted in the Pacific developing member countries in early 2011.

ADB initiated a review of the Accountability Mechanism Policy in 2010. (See Chapter 3, page 15.)

INDEPENDENT EVALUATION FOR DEVELOPMENT EFFECTIVENESS

IED's 2010 work program was driven by four main considerations: (i) aligning with ADB's strategic priorities and providing input for the formulation of future policies, strategies, and programs; (ii) providing real-time

2 CRP/R1-10. Compliance Review Panel Request No. 2009/1 for the Fuzhou Environmental Improvement Project – ADB Loan 2176-PRC: CRP Final Report. Manila.
3 ADB. 2010. Technical Assistance for Good Governance and Development Effectiveness through the Accountability Mechanism (RETA 7572).



Complaint-handling training for Indonesian village facilitators

feedback during loan processing and implementation; (iii) building capacity of developing member countries to evaluate development projects and train ADB staff on self-evaluation of ADB projects and programs; and (iv) contributing to knowledge solutions. In 2010, IED delivered the planned program of evaluations, knowledge products, and capacity development.

IED evaluations aim to promote accountability for results and learning. To promote accountability, evaluations assess whether ADB is allocating and using resources properly and achieving planned outcomes. IED relies on a number of evaluations of sector assistance programs and individual projects to evaluate country partnership strategies. These evaluations contribute to the formulation of country strategies and provide timely feedback on what worked and what did not, and why.

In 2010, IED evaluated the country partnership strategies for Bhutan and the Lao People's Democratic Republic to assess their performance. The strategy for Bhutan was rated *successful*. The evaluation found, for example, that ADB has made major contributions to rural electrification and the development of basic infrastructure in two major centers.

In the Lao People's Democratic Republic, too, the ADB country strategy was rated *successful* in achieving its objectives. ADB helped the country in its transition to a market-based economy and assisted the government to formulate development strategies and plans, though it could have done better to strengthen public sector management and the finance sector.

To add value to the quality of new ADB projects, programs, and country partnership strategies, IED provided detailed comments on project design at the early stages of their preparation during the year. It commented on about 462 operational documents and participated in 65 management review meetings.

IED collaborates with other evaluation agencies mainly through the Evaluation Cooperation Group to improve its own effectiveness. In 2010, IED led the subgroup on good practice standards for evaluation of policy-based lending and contributed to good practice standards for evaluation of sovereign and private sector operations. It also participated and/or remained abreast of the evaluation network activities of the Development Assistance Committee of the Organisation for Economic Co-operation and Development.

LEARNING FROM INDEPENDENT EVALUATION

IED produced higher-level evaluations and knowledge products in a number of strategically important areas to promote learning. The products relate to a diverse set of issues, including special evaluation studies of ADB support to countries in fragile and conflict-affected situations, financing partnership facilities, and gender and development.

IED also evaluated the sustainability of ADB projects and programs after completion of their implementation. The study found that about 65% of ADB-funded projects are rated likely sustainable at completion. A project producing its rated output efficiently at the time of its completion does not guarantee its long-term sustainability. Making projects sustainable during their entire lifetime is a complex process and depends on many factors. It takes collective efforts of stakeholders in ADB and governments at different stages of the project cycle to ensure project sustainability. Good project design, proper implementation, and efficient operation are essential.

The regulatory and managerial environment should be conducive to support rational output pricing and adequate operations and maintenance. Dependence on government for operations and maintenance and a weak political will for cost recovery generally make projects unsustainable. In the case of non-revenue earning projects, fiscal affordability of operations and maintenance is an imperative for their sustainability. ADB needs to pay particular attention to ensure post-completion project sustainability. It should assess the risks to project outputs and outcomes and mitigate them during project preparation and implementation, and monitor them during operation working closely with the client governments.

ADB assistance contributed to water policy development in Asia in areas including governance, tariff reforms, and water conservation

Using rigorous methods, IED assessed development outcomes of two ADB-funded rural electrification projects in Bhutan on quality of life in rural areas, and the sustainability of the projects. (See "Electrification Study Sheds New Light on Bhutan Households" on page 24.)

In addition, IED published an evaluation knowledge brief on reducing carbon emissions from transport projects and suggested measures to reduce the carbon footprint of ADB's transport sector assistance. The study developed tools to monitor and evaluate the carbon footprint of ADB's transport sector projects. The study estimated gross carbon dioxide emissions from the construction and operations of ADB-funded transport projects approved during 2000–2009 at 792 million tons. That would be an average of 39.6 million tons/year in a project's 20-year lifetime. Transport sector investments and strategies that reduce carbon footprint also help reduce local air pollution. Hence, investments in railways and public transport could reduce both carbon dioxide emissions and air pollution over the long term. The study recommended that ADB adopt carbon emissions as a consideration for project design, review, and appraisal.

The evaluation of ADB technical assistance to India, Indonesia, the Philippines, and Sri Lanka for building capacity to manage the environment has found that continued ADB assistance is required for strengthening country environment safeguard systems, with particular attention given to provincial environment offices.

After carrying out a special evaluation study to assess the implementation of ADB's 2001 Water Policy and related operations, IED found the policy to be relevant to ADB's corporate strategy and developing member countries' national priorities. It found, moreover, that ADB assistance contributed to water policy development in Asia in areas including governance, tariff reforms, and water conservation. However, the study found that more remains to be done, particularly in integrated water resources management.

Electrification Study Sheds New Light on Bhutan Households

An investigation by ADB's Independent Evaluation Department of households in the kingdom provides insights into how electricity improves the lives of rural people

The Independent Evaluation Department examined two of the five rural electrification projects ADB has carried out in Bhutan since 1996. The study, which assessed the projects' impact on economic, environmental, and social aspects of rural people's quality of life, found that electrification has had quantifiable, visible, and positive results.

Households electrified under the two projects and villages where electrification is planned were compared in the study. To allow conditions in disparate and diverse communities to be assessed, 106 villages from 10 of 15 districts (*dzonkhags*) in the project area were carefully selected. The sample included more than 2,000 households, representing about 18% of households in the 10 study districts. On average, the electrified households had received electricity for 4 years.

The assessment found that while the flow of benefits is slowly emerging, electrified households enjoy a better quality of life and earn more. However, most economic, social, and environmental outcomes are modest because household consumption of electricity is limited to lighting, cooking, and water boiling. The use of electricity for generating incomes is confined to weaving in central and western Bhutan and poultry production in the south.

Members of electrified households devote less time to collecting firewood, spend less on fossil fuel, and enjoy substantially fewer smoke-induced health problems—and fewer sick days—than those burning solid fuels. Children, particularly girls, in electrified households complete comparatively more years of schooling. Women play more significant roles in decisions regarding the education and health of household members and tend to be better informed on these issues than their male counterparts.

Although electrification benefits are mostly realized in the long run, the study saw a modest positive impact of electrification on fertility, migration, and food security. It concluded that Bhutan should build on the success achieved so far and strive to enhance electricity use for activities that raise incomes.



Empowered: newly installed equipment in a Bhutan rural business

Evaluation capacity development in developing member countries and in ADB is an important mandate of IED. In 2010, the department supported training of government officials from selected countries in Central Asia and Southeast Asia at the Shanghai International Program for Development Evaluation Training. IED also organized training and learning events for ADB staff on preparing project completion reports and related self-evaluation. In addition, a survey to be completed in 2011 will probe users' perceptions of IED work with the goal of using the results to improve its products and services in the future.

IED will continue to proactively disseminate evaluation findings through workshops, presentations to communities of practice, and publications in a timely manner. IED's website (www.adb.org/evaluation) was streamlined and its knowledge content improved.

TRANSFORMING ADB'S KNOWLEDGE AGENDA

Knowledge underpins development effectiveness. In 2004, the Knowledge Management Framework signaled ADB's concerted efforts to become a learning organization. The framework pursues two mutually supportive outcomes: (i) increased assimilation of and dissemination by ADB of relevant, high-quality knowledge to developing member countries and other stakeholders, and (ii) enhanced learning within ADB.

Prominent among ADB's efforts was the establishment or strengthening of knowledge management units in IED and regional departments. Strategy 2020 boosted this commitment by indicating that ADB should play a bigger role in putting the potential of knowledge solutions to work in the region. Specifically, the Knowledge Management Action Plan 2009–2011 identified four desired outcomes: a sharpened knowledge focus in ADB's operations, empowered communities of practice (CoPs), strengthened external knowledge partnerships, and enhanced staff learning and skills development. In 2010, ADB stepped up supportive actions.

To sharpen the focus on knowledge in ADB's operations, new sector peer review procedures were incorporated into ADB's business processes for country partnership strategies and lending products, including Asian Development Fund grants. ADB strengthened the terms of reference of its knowledge management champions and conducted an assessment of the demand for knowledge products through resident and regional missions. Efforts to transform sector- and theme-related information into knowledge were boosted, and ADB's drive to broaden understanding of tools, methods, and approaches for knowledge management and learning continued through the *Knowledge Solutions* and *Knowledge Showcases* series.

To empower CoPs, ADB added staff positions and increased tenfold the budgets allotted for their activities

In 2010, ADB hosted 13 communities of practice:

- Agriculture, rural development, and food security
- Education
- Energy
- Environment
- Financial sector development
- Gender equity
- Social development and poverty
- Public management and governance
- Health
- Regional cooperation and integration
- Transport
- Urban
- Water

Communities of practice are groups of like-minded individuals who keep know-how in sector and thematic domains alive by continuously sharing what they know, building on that, and adapting knowledge to specific applications.

To empower CoPs, ADB added staff positions and increased tenfold the budgets allotted for their activities. This helped them design and deliver customized courses for their members, conduct self-assessments of their effectiveness, participate in global conferences and other forums, and collaborate with fellow CoPs and external partners in joint research undertakings and knowledge sharing.

New collaboration mechanisms for cross-departmental and multi-disciplinary knowledge generation and sharing were set up, among them the CoP web pages in ADB's intranet and links to sector and thematic resources, such as urban and energy portals.

To foster stronger partnerships, ADB began to incorporate knowledge components in new partnership agreements,

such as those with Agence Française de Développement, the Australian Agency for International Development, and the United Nations Children's Fund. It also built a database of strategic partnerships for use across ADB and is now designing a platform to enable ADB-wide management and monitoring of partnerships. A new course on learning in partnerships was developed for delivery in 2011, and *Guidelines for Knowledge Partnerships* were formulated.

Courses to promote awareness of, and action on, knowledge generation and sharing were delivered under the Knowledge Management and Learning Series and Learning for Change Primers, with e-learning applications planned for 2011. The Budget, Personnel, and Management Systems Department (BPMSD) reviewed and enhanced its program for staff learning and development to better cater to the needs of CoP and regional departments. This provided CoPs with the opportunity to develop their members' technical capacity. The Water CoP, together with BPMSD, developed and delivered 10 training courses.

As in previous years, ADB promoted further understanding of knowledge management and learning. In June 2010, it introduced the *Learning for Change Survey* to collect staff feedback on four drivers of learning (organization, people, knowledge, and technology). This survey complemented the Most Admired Knowledge Enterprises (MAKE) survey, conducted annually the past 6 years, which reveals fast-improving staff perceptions of knowledge management. The 2010 MAKE survey attracted a greater number of respondents and highlighted ADB's improvements in developing and delivering client knowledge-based projects and services, creating a collaborative knowledge sharing environment, and promoting individual and organizational learning and sharing.

DISCLOSURE AND TRANSPARENCY

Experience with 2005 policy. When adopted in April 2005, the Public Communications Policy was considered progressive and at the forefront of best practices among multilateral development banks. Since then, ADB has made significant strides in its public communications. The policy brought about a major cultural change within ADB such that disclosure is now considered standard operating procedure for all ADB projects. In general, ADB has successfully adopted a presumption in favor of disclosure.

Disclosure compliance, including timeliness of disclosure and handling of external requests, has continually improved. In the 2007 Global Accountability Report published by One World Trust, ADB received a score of 100% on transparency good practice. ADB's external relations strategy, which supports the policy, has led to more proactive and targeted efforts to raise ADB's profile and share information about its work. ADB has significantly raised its profile in top-tier media through outreach activities and public speaking engagements by Management and staff at major international forums and conferences.

In addition, most of the information required to be posted on the ADB website is now available: the number of documents posted on the ADB website has increased by 125% since 2005. Accessibility to information on the website also increased. Of the nearly 5,000 external requests for information received since 2005, the information was provided in 95% of the cases. Overall, staff recognize the many benefits of transparency and are conscientious about disclosure.

The review of the 2005 policy in 2010 has shown that overall ADB's Public Communications Policy remains relevant and that ADB compares well against other multilateral development banks in terms of information disclosure good practices. While internal and external reviews have generally found that the aim and direction of the policy is good and it has served ADB and its members well, ADB is committed to even greater transparency in future.

IMPROVING HUMAN RESOURCE MANAGEMENT

A milestone in 2010 was the approval in January of Our People Strategy, which sets out ADB's employee value proposition (or what ADB offers of value to its staff). Three key goals were highlighted in this paper, summarized by the words: good people, capable managers, and a supportive work environment.

The paper was followed by the preparation of its implementation plan—the Human Resource Function Strategic Framework and Action Plan, completed in April. These two documents serve as the medium-term road map for improving human resource management in ADB.

This was also the first full year of operation of the Human Resources Committee of the Board, which met seven times and provided practical and timely guidance on human resource policies and programs. At the end of the year, the Human Resources Committee issued its first annual report. A key theme was diversity and inclusiveness, with gender balance in international staff and increased value placed on the role of resident mission staff remaining important goals.

STREAMLINING BUSINESS PROCESSES

To improve service delivery and increase internal efficiency, ADB introduced new streamlined business processes for country partnership strategies[4] and loan delivery[5] on 1 January 2010.

Under the new business processes, ADB introduced several important changes in the way it conducts its business, including more concise and streamlined documentation for product delivery, and stronger quality assurance processes. In 2010, three country partnership strategies were finalized using the new streamlined business process for Kiribati, Papua New Guinea, and Tajikistan.

For loan delivery, reforms included (i) enhanced quality assurance through risk-based project categorization of operations, (ii) more strategic and sector-focused peer reviews, (iii) greater focus on implementation and project readiness, and (iv) simplified documentation. With the introduction of these reforms, ADB expects the average time for loan processing to be reduced significantly while improving the quality at entry.

Along with business process improvements, ADB has been strengthening the use of information technology. It upgraded its information technology system, especially the one used for preparing country partnership strategies and projects and portfolio management. This means ADB can now more effectively monitor project information throughout project cycles.

In response to the 2009 Development Effectiveness Review, which revealed a downward trend in project quality indicators (the success rates of completed investment and technical assistance operations), Management established in June a project implementation working group with a mandate to identify key issues and regional department good practices that could be replicated or applied more widely. The working group made recommendations under three headings: (i) achieving total project readiness; (ii) enhancing organization, staff skills, and incentives; and (iii) ensuring effective project implementation.

STRENGTHENING RISK MANAGEMENT

In line with Strategy 2020, which envisages a greater role for ADB in financing private sector development, ADB has made a concentrated effort to strengthen its risk management capabilities further. This is essential to allow ADB to manage the higher risks associated with additional private sector lending operations.

In 2010, ADB's Board of Directors approved a special capital expenditure budget for developing a comprehensive risk management system that will provide an information technology platform to monitor and manage risk more efficiently. Acquisition and implementation will be ongoing during 2011 and 2012.

Meanwhile, ADB has continued to increase staffing for the Office of Risk Management and has initiated steps to develop an operational risk management framework. Significant methodological developments during 2010 included the introduction of a pricing tool that provides a reference point for the pricing of nonsovereign transactions.

4 See Country Partnership Strategy: Responding to the New Aid Architecture (November 2009) at http://www.adb.org/Documents/Reports/cps-responding-to-the-new-aid-architecture.pdf
5 See *Better and Faster Loan Delivery* (November 2009) at http://www.adb.org/Documents/Reports/better-and-faster-loan-delivery.pdf

AUDIT

The Office of the Auditor General (OAG) conducts independent audits of ADB's loan, grant, and technical assistance operations; financial, accounting, risk management, and administrative processes; and information systems. The audits are based on risk assessments and geared to strengthen internal control, risk management, resource utilization, and governance processes; ensure compliance with ADB policies, procedures, and regulations; and enhance effectiveness, efficiency, and economy.

OAG completed 22 audits in 2010. Audits of loan, grant, and technical assistance portfolios were conducted in selected headquarters departments, resident missions, and representative offices. Treasury and nonsovereign reviews included borrowings and associated hedge swaps, and commercial and official cofinancing guarantee operations. Financial and administrative audits included audits of selected consultant contracts and commissary operations. Information system reviews covered the mainframe, data center, and projects under the Information Systems and Technology Strategy II program. Audit management software has similarly been implemented in OAG to automate internal audit processes.

Based on an internal assessment, OAG was found to be broadly compliant with the Institute of Internal Auditors' International Professional Practices Framework. The office has started a phased realignment approach to further improve its processes, reporting formats, and communications, and is establishing a quality assurance program.

OAG coordinated its work with ADB's outside auditors (Deloitte & Touche) to ensure effective planning and implementation of audit activities. OAG provided support to Deloitte & Touche in line with the fiscal year 2010 audit of ADB's financial statements and the attestation process, and agreed procedures on three ADB bond offerings. OAG also collaborated with Deloitte & Touche and PricewaterhouseCoopers on the audits of 32 technical assistance trust/grant funds undertaken at the request of the Office of Cofinancing Operations. Several consultant contracts were audited by OAG to ensure the authenticity of consultant claims. The principles for the selection of the outside auditor were approved by the Board.

OAG monitors the progress of its outstanding recommendations, and those made by the outside auditor, with an emphasis on high-risk items.

Audits of loan, grant, and technical assistance portfolios were conducted in selected headquarters departments, resident missions, and representative offices

INTEGRITY AND ANTICORRUPTION ACTIVITIES

The ADB Office of Anticorruption and Integrity (OAI) receives and investigates allegations of fraud, corruption, coercion, collusion, obstructive practices, conflict of interest, misconduct, and abuse (collectively known as integrity violations) in ADB-financed activity. The office also conducts project procurement-related reviews of ongoing ADB-financed projects, to confirm compliance with ADB's policies, guidelines, and loan agreements, with a focus on preventing and detecting integrity violations. Working with other offices, OAI also improves staff and stakeholder awareness of Anticorruption Policy requirements.

During the year, OAI facilitated ADB's signing of the Agreement for Mutual Enforcement of Debarment Decisions (the Cross-Debarment Agreement) with participating multilateral development banks (African Development Bank, European Bank for Reconstruction and Development, Inter-American Development Bank, and the World Bank Group). The agreement enforces each other's prospective debarment actions with respect to corruption, fraud, coercion, and collusion. ADB has cross debarred six firms and two individuals sanctioned by the World Bank since the agreement came into force. ADB has submitted requests for the cross-debarment of 4 firms and 10 individuals.

ADB publishes on its website the names of firms and individuals who have been sanctioned for having breached any earlier sanction imposed by ADB, who have been

sanctioned for second or subsequent integrity violations, whom OAI could not notify of sanction after reasonable efforts, and who are cross-debarred by ADB under the Cross-Debarment Agreement. The complete list of firms and individuals, which includes first-time violators, is also published on ADB's website, restricted to authorized users with a demonstrated need to know.

ADB received 188 new allegations related to ADB-financed projects and ADB staff members, and sanctioned 47 individuals and 37 firms. Five project procurement-related reviews were carried out on projects in Bangladesh, the People's Republic of China, Indonesia, Kazakhstan, and Nepal. OAI held anticorruption training sessions in Cambodia, Nepal, and Uzbekistan under two regional technical assistance projects. The office also conducted 27 mandatory briefings to ADB staff, 17 orientation seminars, and 9 fraud and corruption awareness workshops as part of ADB's continuing endeavors to ensure that all ADB staff members observe the highest standards of integrity and ethics.

CHAPTER 5

SECTOR AND THEMATIC HIGHLIGHTS



Fresh initiatives in education, health, clean energy, governance and anticorruption, and sustainable transport helped maintain the momentum of ADB's Strategy 2020. This long-term agenda focuses on priority sectors and thematic areas that align with the commitment to eradicate poverty through inclusive, environmentally sustainable economic growth and regional integration. ADB also worked to raise awareness of the region's progress in achieving the Millennium Development Goals (MDGs).

POVERTY REDUCTION AND MDGs

Under its overarching goal of poverty reduction, Strategy 2020 aims to ensure operations focus on sectors that align best with ADB's long-term agenda for inclusive growth, environmental sustainability, and regional cooperation and integration. ADB continued to oversee the implementation of strategies for each sector, to promote learning and knowledge management, and to encourage the uptake of innovative practices in ADB operations. Selected work is reported.

Millennium Development Goals. With the United Nations Economic and Social Commission for Asia and the Pacific and the United Nations Development Programme, ADB worked to disseminate knowledge, promote policy advocacy, and build capacity for statistics programs. Several events were held, including a forum on improving vital statistics and civil registration and regional ministerial-level meetings in Southeast Asia and the Pacific. The tripartite partnership produced a number of publications, one of which, *Paths to 2015*, was launched by President Kuroda at the UN World Summit on the Millenium Development Goals. ADB also engaged in strategic discussion with development partners and governments in the context of projects to fast-track MDG achievements by 2015.

GENDER EQUITY

Guidelines for the Gender Mainstreaming Categories of ADB Projects were also updated. The increase in gender mainstreaming—the inclusion of gender-related analyses in the design of programs and projects—continued for the third year. ADB reached its 2012 numerical targets for gender mainstreaming of 40% of all ADB public sector and 50% of Asian Development Fund projects.

The Gender and Development Plan of Action 2008–2010 ended with progress in core areas, including infrastructure, environment, and education. To further improve ADB's performance, the plan will be continued through 2011–2012. Meanwhile, the number of gender specialists nearly doubled to 25 staff and staff consultants. More than 200 staff members were trained in gender-responsive project design and implementation.

HUMAN DEVELOPMENT

Education. ADB finalized *Education by 2020: A Sector Operations Plan.* The plan addresses challenges in human resource development confronting Asia and the Pacific, and presents ADB's response in meeting them, including increased support for workforce skills development and higher education. The plan stresses the importance of inclusive, equitable education and pro-poor public–private partnerships. ADB also prepared knowledge products in these areas. Eight loans and grants ($611.7 million) included, among others, ADB's response to the demand for workforce skills development in the Lao People's Democratic Republic and Viet Nam. The Higher Education in Dynamic Asia Project focused on improving knowledge and capacity for developing member countries to plan and implement critical higher education reforms.

Health. Sector-specific health programs and projects were supported in eight countries. ADB produced studies and held policy dialogue on the implications for human health of climate change as it affects the agriculture and water sectors and disaster-risk reduction, and on the health impacts of traffic-related air pollution. The regional AIDS data hub disseminated best practices, and ADB supported efforts at controlling communicable diseases, including HIV/AIDS and dengue fever, in the Greater Mekong Subregion. New information was provided to back investment in maternal, newborn, and child health; and the Asia Pacific Health Observatory was initiated.

Social protection, inclusive growth, and the environments of the poor. Loans were provided to expand the conditional cash transfer program in the Philippines ($400 million) and to sustain expenditure on social services and social protection in Georgia ($100 million). Grants ($3 million) were made to alleviate the impact of the global economic crisis on vulnerable individuals in three Pacific countries. Technical assistance was provided to devise an

action plan for ADB's involvement in social protection. ADB also prepared several knowledge products, including *The Environments of the Poor in the Context of Climate Change and the Green Economy*.

FINANCE SECTOR DEVELOPMENT

Sovereign lending of $893.4 million supported general finance sector and capital market develo ment for microfinance, small and medium-sized enterprises, and regulatory reforms. Nonsovereign investment reached $1,035 million, largely supporting housing finance, microfinance, and regional guarantees. Most technical assistance was for preparing lending programs/projects, and implementing policy reforms and building capacity, while the remainder backed efforts by developing member countries to promote regional economic and financial integration. An operational plan for Finance Sector Development was being prepared and approval is expected in 2011.

GOVERNANCE AND CAPACITY DEVELOPMENT

Since the approval of the Second Governance and Anticorruption Action Plan (GACAP II) in 2006, risk assessments and risk management plans have been implemented in 20 countries and across seven sectors. Two sector guidance notes (education and road transport) were prepared to help staff identify governance risks. Detailed capacity assessments were implemented with procurement agencies in three developing member countries and with an anticorruption agency. In 2010, a Stocktake and Strategic Review of ADB's Governance and Public Sector Management Policies and Operations was initiated.

SUSTAINABLE INFRASTRUCTURE

Energy. ADB incorporated its Energy Efficiency Initiative into the Clean Energy Program to double an annual clean-energy-investment target of $1 billion (2008–2012) to $2 billion from 2013. Clean energy investments in 2010 reached $1.76 billion, which is expected to result in additional 1,871 MW renewable energy generation capacity, 3,246 GWh electricity savings per year, and annual greenhouse gas emission reduction of 13 million tons carbon dioxide equivalent. Investments in access-to-energy projects exceeded $950 million, from $418 million in 2009. The investment will provide access to electricity and modern fuels for 1.5 million households, adding to 1.27 million households connected during 2003–2009.

Transport. Approval of the Sustainable Transport Initiative Operational Plan placed ADB at the forefront of sustainable transport in developing member countries. The ADB Transport Forum 2010 discussed issues related to urban transport, mainstreaming climate change, cross-border transport and logistics, and road safety, and social sustainability. The Kathmandu Sustainable Urban Transport Project was approved, serving as a showcase for support in urban transport.

Urban development. Urban Day 2010, held in Manila, stimulated discussion on core areas of the Urban Operational Plan, for which approval is expected in 2011. Implementation guidelines for the Urban Financing Partnership Facility, established in late 2009, were finalized to make the facility operational. The Cities Development Initiative for Asia (CDIA) approved applications from 23 cities in 13 countries—with a target of 50 cities by the end of 2012. These interventions used $7.7 million of initiative funding and $1.6 million in counterparty contributions. These are leading to an estimated $4.4 billion in additional urban infrastructure investments, which may come from government funds, CDIA official partners (including ADB), international private sector infrastructure finance organizations, external international development organizations and foundations (e.g., Global Environment Facility), and existing strategic partners.

Clean energy investments reached $1.76 billion, against a target of $1 billion. Doubling that goal from 2013 will boost renewable energy generation

Water. The Water Financing Program 2006–2010 delivered $11.44 billion in investments as of the end of 2010, exceeding the $10.0 billion target. Approvals for water loans in 2010 totaled $2.32 billion. The Water Financing Partnership Facility, which was established to support the Water Financing Program implementation, continued to provide resources during the year. The Water Financing Program will continue beyond 2010, guided by priorities set out in the Water Operational Framework 2011–2020, for which approval is expected in 2011. Increased support for sanitation and wastewater management remained a priority, with loans to the People's Republic of China, Indonesia, Nepal, and Sri Lanka, among others. Support for climate change adaptation in the sector was boosted with the approval of two regional technical assistance projects.

ENVIRONMENT, CLIMATE CHANGE, AND SAFEGUARDS

Environment. Fifty-one projects with environmental sustainability as a theme and totaling about $5 billion were approved—representing a 55% increase over 2009 in terms of projects, and the highest since 1995. Environmental lending in 2010 pushed up the proportion of projects supporting environmental sustainability to 37% from 2008 to 2010, exceeding ADB's target for a 3-year rolling average of 25% in 2010–2012. More than 63 technical assistance projects totaling about $79 million, and 19 grants totaling nearly $188 million, were approved with environmental sustainability as a theme.

Climate change. An institution-wide plan was approved to help developing member countries address climate change. It covers five priorities: expanding the use of clean energy; encouraging sustainable transport and urban development; managing land use and forests for carbon sequestration; promoting climate-resilient development; and strengthening related policies, governance, and capacity.

ADB strengthened collaboration with development partners in mobilizing additional resources for climate actions, such as through the Climate Investment Funds and Clean Energy Financing Partnership Facility. A $10 million replenishment of ADB's own Climate Change Fund was approved. ADB was formally accredited by the Adaptation Fund Board in June of 2010 as one of the Multilateral Implementing Entities for the Fund.

ADB allocated $1.76 billion to clean energy investments. New initiatives to promote technology innovation, transfer, and diffusion were advanced, including the Asia Clean Technology Exchange, the Asia Climate Change and Clean Energy Venture Capital Initiative, the Climate Public–Private Partnership Fund, the Asia Solar Energy Initiative, and Quantum Leap in Wind Power. Its Carbon Market Program continued to help developing member countries access financing and technology for low-carbon investments through the Kyoto Protocol's Clean Development Mechanism.

ADB expanded efforts to climate-proof projects, including those for road improvements in Cambodia, Solomon Islands, Timor-Leste, and Viet Nam; for water projects in Bangladesh; and for port facilities in the Cook Islands. It stepped up policy, research, knowledge, and capacity building, to build climate resilience, as exemplified by a climate impact assessment for Ho Chi Minh City, which identifies alternative solutions to flooding threats due to climate change. The Asia Pacific Adaptation Network was launched in 2010. ADB, a founding member of the network, is collaborating with partners to enhance knowledge generation and dissemination on climate change adaptation in the Asia and the Pacific region.

Safeguards. Under the Safeguard Policy Statement that came into effect in January 2010, ADB screened all projects for potential impacts related to the environment, involuntary resettlement, and indigenous peoples, and assisted borrowers and clients to adopt safeguards to address environmental and social risks. To ensure sound implementation of the Safeguard Policy Statement, an operations manual section aligned with new business processes was issued. Workshops were attended by 680 staff, 19 new staff were recruited, more than 10 in-country briefings were held, technical assistance projects totaling $11.3 million were implemented to strengthen country safeguard systems, and several ADB–World Bank country safeguard reviews were conducted.

CROSSCUTTING INITIATIVES

Public–private partnership (PPP). The PPP Practice Group, which functions as the community of practice for all PPP-related matters within and outside ADB,

was established, and a PPP Operational Plan was being prepared for which approval is expected in 2011. The Multilateral Public–Private Partnership for Infrastructure Capacity Development (MP3IC) Program partners, a joint initiative of ADB, Inter-American Development Bank, and World Bank Institute, continued to develop learning products for PPP practitioners.

Agriculture and food security. Investments and technical assistance projects for food security of $2.2 billion were approved, against a $2 billion target. The Investment Forum for Food Security in Asia and the Pacific resulted in regional and country partnerships toward food security among ADB, the International Fund for Agricultural Development, and the Food and Agriculture Organization of the United Nations. ADB led the initiative to expand rice trading and establish an emergency rice reserve in Asia through its support for ASEAN+3. In coordination with other multilateral development banks, ADB engaged in technical discussions on actions to address increasing volatility in the global food market.

Emergency assistance and disaster risk management. An integrated disaster risk management framework was

Table 1a **Sovereign and Nonsovereign Operations by Sector, 2009–2010**
($ million)

Loans

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	443.5	3.4	613.9	5.4
Education	85.0	0.6	70.0	0.6
Energy	2,120.9	16.0	2,454.0	21.4
Finance	510.0	3.9	1,263.4	11.0
Health and Social Protection	93.1	0.7	177.0	1.5
Industry and Trade	101.0	0.8	–	–
Public Sector Management	5,306.4	40.2	894.5	7.8
Transport and ICT	2,338.5	17.7	3,831.1	33.4
Water Supply and Other Municipal Infrastructure and Services	808.5	6.1	607.0	5.3
Multisector	1,409.0	10.7	1,551.4	13.5
Total	13,215.9	100.0	11,462.3	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

Equity Investments

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	–	–	–	–
Education	–	–	–	–
Energy	80.0	36.4	48.0	19.8
Finance	140.0	63.6	165.0	67.9
Health and Social Protection	–	–	–	–
Industry and Trade	–	–	–	–
Public Sector Management	–	–	–	–
Transport and ICT	–	–	–	–
Water Supply and Other Municipal Infrastructure and Services	–	–	30.0	12.3
Multisector	–	–	–	–
Total	220.0	100.0	243.0	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

Grants

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	133.9	14.5	114.8	11.7
Education	136.3	14.8	23.0	2.3
Energy	87.2	9.4	211.2	21.5
Finance	–	–	17.1	1.7
Health and Social Protection	20.0	2.2	39.0	4.0
Industry and Trade	–	–	–	–
Public Sector Management	55.0	6.0	29.0	3.0
Transport and ICT	316.8	34.3	466.5	47.5
Water Supply and Other Municipal Infrastructure and Services	102.6	11.1	21.6	2.2
Multisector	72.3	7.8	59.5	6.1
Total	924.0	100.0	981.7	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

TA Grants

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	20.7	10.2	21.9	12.5
Education	4.8	2.4	3.6	2.0
Energy	26.5	13.1	17.5	9.9
Finance	21.7	10.7	11.7	6.7
Health and Social Protection	6.5	3.2	3.4	2.0
Industry and Trade	3.9	1.9	4.6	2.6
Public Sector Management	44.2	21.8	43.0	24.5
Transport and ICT	28.7	14.2	18.4	10.5
Water Supply and Other Municipal Infrastructure and Services	8.7	4.3	8.8	5.0
Multisector	37.3	18.4	42.6	24.3
Total	203.0	100.0	175.5	100.0

– = nil, ICT = Information and communication technology, TA = technical assistance.
Note: Totals may not add up because of rounding.

Table 1b **Sovereign and Nonsovereign Operations by Sector, 2009–2010**
($ million)

Grant Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	40.7	21.5	25.7	16.3
Education	37.4	19.7	3.0	1.9
Energy	8.1	4.3	5.0	3.2
Finance	3.5	1.8	8.5	5.4
Health and Social Protection	15.0	7.9	3.0	1.9
Industry and Trade	1.6	0.8	3.0	1.9
Public Sector Management	2.0	1.1	8.8	5.6
Transport and ICT	34.4	18.2	73.2	46.5
Water Supply and Other Municipal Infrastructure and Services	7.8	4.1	–	–
Multisector	39.1	20.6	27.2	17.3
Total	189.5	100.0	157.3	100.0

– = nil, ICT = information and communication technology.
Note: Totals may not add up because of rounding.

TA Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	12.2	19.0	23.7	15.7
Education	1.1	1.7	51.7	34.2
Energy	8.5	13.2	20.4	13.5
Finance	3.1	4.9	7.0	4.6
Health and Social Protection	0.1	0.2	0.3	0.2
Industry and Trade	1.1	1.7	3.2	2.1
Public Sector Management	8.6	13.5	6.3	4.2
Transport and ICT	4.6	7.2	7.3	4.8
Water Supply and Other Municipal Infrastructure and Services	9.7	15.2	12.7	8.4
Multisector	14.9	23.3	18.4	12.2
Total	64.0	100.0	151.0	100.0

– = nil, ICT = information and communication technology, TA = technical assistance.
Note: Totals may not add up because of rounding.

Guarantees

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	–	–	–	–
Education	–	–	–	–
Energy	325.0	100.0	482.3	49.1
Finance	–	–	500.0	50.9
Health and Social Protection	–	–	–	–
Industry and Trade	–	–	–	–
Public Sector Management	–	–	–	–
Transport and ICT	–	–	–	–
Water Supply and Other Municipal Infrastructure and Services	–	–	–	–
Multisector	–	–	–	–
Total	325.0	100.0	982.3	100.0

– = nil, ICT = information and communication technology.
Note: Totals may not add up because of rounding.

Loan Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	28.7	0.9	50.0	1.5
Education	–	–	–	–
Energy	421.2	13.3	1,021.6	30.4
Finance	–	–	–	–
Health and Social Protection	30.0	0.9	–	–
Industry and Trade	–	–	–	–
Public Sector Management	316.0	10.0	100.0	3.0
Transport and ICT	2,320.6	73.3	2,031.8	60.5
Water Supply and Other Municipal Infrastructure and Services	32.7	1.0	157.0	4.7
Multisector	15.0	0.5	–	–
Total	3,164.2	100.0	3,360.3	100.0

– = nil, ICT = information and communication technology.
Note: Totals may not add up because of rounding.

devised to protect development gains, particularly for poor and vulnerable urban communities. A regional inventory of risk data and a disaster risk reduction projects portal, hosted by the Asian Disaster Preparedness Center and the UN International Strategy for Disaster Reduction, was developed. Immediate disaster response through the Asia Pacific Disaster Response Fund was provided to Indonesia ($3 million), Mongolia ($2.5 million), and Pakistan ($3 million).

Information and communication technology (ICT). ADB financed 5 loans and 11 technical assistance projects for building infrastructure and integrating ICT applications into projects to improve public services and government administration, and introduce disaster warning systems for the poor. Using PPPs, ADB is financing broadband internet connections and telecommunications infrastructure to increase rural access.

CHAPTER 6

FINANCING OPERATIONS



In 2010, ADB raised $14.9 billion in medium- and long-term funds, with public bond offerings and private placements amounting to $10.7 billion and $4.2 billion, respectively. ADB also issued thematic bonds for the first time. Financing operations totaled $17.51 billion, of which $13.84 billion was financed by ADB and Special Funds and $3.67 billion came from cofinancing partners. There was an overall net transfer of $3.7 billion from ADB to its developing member countries.

Authorized and subscribed capital stock amounted to $163.8 billion and $143.9 billion, respectively. Other resources in ordinary capital resources (OCR) in the form of revenue and net realized gains amounted to $1.2 billion, $0.7 billion of which was generated from the loan portfolio, $401.3 million from the investment portfolio, and $140.4 million from equity investment and other sources.

Resources in the form of contributions and revenue during 2010 in ADB's Special Funds totaled about $0.6 billion. These included the Asian Development Fund (ADF) of $0.5 billion, Technical Assistance Special Fund of $43.5 million, Japan Special Fund of $0.4 million, ADB Institute Special Fund of $17.5 million, Asian Tsunami Fund of $0.1 million, Pakistan Earthquake Fund of $1.4 million, Regional Cooperation and Integration Fund of $10.1 million, Climate Change Fund of $10.2 million, and Asia Pacific Disaster Response Fund of $0.1 million.

Table 2: Approvals by Financing Source, 2009–2010
($ million)

	2009	2010
Ordinary Capital Resources	12,401	10,475
Loans	11,006	9,250
Guarantees	325	982
Equity Investments	220	243
Trade Finance Program (TFP)	850	–[a]
Special Funds Resources	3,337	3,370
Asian Development Fund (ADF)	3,122	3,180
Loans	2,210	2,213
Grants	911	967
Technical Assistance Special Fund (TASF)	137	147
Other Special Funds	79	43
Grants[b]	13	15
Technical Assistance Grants	66	28
Subtotal	15,738	13,845
Cofinancing	3,418	3,669
Loans and Grants	3,354	3,518
Technical Assistance Grants	64	151[c]
TOTAL	19,156	17,513

– = nil.
Note: Totals may not add up because of rounding.
a 2010 TFP transactions were conducted subject to the 2009 Board approval.
b Includes both investment and policy-based grants.
c Includes the reimbursable technical assistance for Brunei Darussalam.

BORROWINGS

ADB raised $14.9 billion in medium- and long-term funds through public bond issues and private placements. Public offerings amounted to $10.7 billion, of which $5.5 billion was raised through two US dollar global benchmarks. Private placements totaled $4.2 billion. In 2010, ADB also issued thematic bonds for the first time, raising $638 million in Water Bonds and $244 million through Clean Energy Bonds. For its local currency bond, ADB launched its inaugural CNY1.2 billion Global CNY bond in Hong Kong, China.

OVERVIEW OF OPERATIONS

In 2010, ADB's operations totaled $17.51 billion, of which $13.84 billion was financed by ADB and Special Funds and $3.67 billion came from cofinancing partners. The $13.84 billion consists of (i) $11.46 billion in 118 loans, (ii) $243.0 million in 8 equity investments, (iii) $981.7 million in 40 grant projects, (iv) $982.3 million in 5 guarantees, and (v) $175.5 million in 243 technical assistance. The difference in 2010 operations compared to 2009 is partly due to the 2009 Countercyclical Support Facility (CSF) of $2.5 billion to alleviate the impact of the global financial crisis on DMCs.

Eighty-eight percent of total OCR operations are in the form of loans. Loans and grants combined accounted for 95% of total assistance from ADB's Special Funds and the rest went in the form of technical assistance. Cofinancing accounted for 21% of total ADB operations.

Top recipients of financing operations are provided in Table 3 and Table 4. Including cofinancing, the top five recipients are Bangladesh ($2.97 billion), India ($2.40 billion), the People's Republic of China ($1.95 billion), Viet Nam ($1.25 billion), and Pakistan ($1.09 billion). Excluding cofinancing, the top five recipients remain the same except for the ranking that changes as follows: India ($2.38 billion), the People's Republic of China ($1.61 billion), Bangladesh ($1.25 billion), Viet Nam ($1.10 billion), and Pakistan ($904 million).

In 2010, ADB also issued thematic bonds for the first time

Table 3 **Top Recipients by Approval Including Cofinancing, 2010**
($ million)

	OCR			ADB Special Funds					Cofinancing		
				ADF			Other Special Funds				
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grants	TA Grants	Project	TA	Total
Bangladesh	800.0	–	–	449.0	–	5.4	–	–	1,710.9	2.2	2,967.5
India	2,119.6	250.0	–	–	–	10.6	–	–	6.0	9.1	2,395.2
China, People's Republic of	1,577.5	–	10.0	–	–	19.3	6.0	–	332.2	2.9	1,947.9
Viet Nam	510.0	–	–	580.0	–	8.3	–	–	145.4	2.8	1,246.5
Pakistan	378.8	250.0	–	270.0	–	2.2	3.0	–	190.0	–	1,094.0
Uzbekistan	390.0	–	–	265.0	–	2.4	–	–	300.0	–	957.4
Indonesia	785.0	–	–	–	–	1.0	3.0	2.6	54.8	55.3	901.6
Philippines	600.0	–	–	–	–	1.2	–	0.7	100.0	6.1	708.0
Kazakhstan	606.0	–	–	–	–	0.7	–	–	68.0	–	674.7
Georgia	338.0	–	–	85.0	–	1.7	–	–	170.0	1.7	596.4
Regional	–	250.0	225.0	–	–	64.3	–	21.2	3.0	48.1	611.6
Other DMCs[a]	1,144.8	232.3	8.0	563.6	967.2	30.3	2.5	3.9	437.4	22.9	3,412.9
Total	**9,249.7**	**982.3**	**243.0**	**2,212.6**	**967.2**	**147.1**	**14.5**	**28.4**	**3,517.6**	**151.0**	**17,513.4**

– = nil, ADF = Asian Development Fund, DMC = developing member country, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Includes reimbursable technical assistance for Brunei Darussalam.

Table 4 **Top Recipients by Approval Excluding Cofinancing, 2010**
($ million)

	OCR			ADF			ADB Special Funds		
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grant	TA	Total
India	2,119.6	250.0	–	–	–	10.6	–	–	2,380.1
China, People's Republic of	1,577.5	–	10.0	–	–	19.3	6.0	–	1,612.8
Bangladesh	800.0	–	–	449.0	–	5.4	–	–	1,254.4
Viet Nam	510.0	–	–	580.0	–	8.3	–	–	1,098.3
Pakistan	378.8	250.0	–	270.0	–	2.2	3.0	–	904.0
Indonesia	785.0	–	–	–	–	1.0	3.0	2.6	791.6
Uzbekistan	390.0	–	–	265.0	–	2.4	–	–	657.4
Kazakhstan	606.0	–	–	–	–	0.7	–	–	606.7
Philippines	600.0	–	–	–	–	1.2	–	0.7	601.9
Thailand	504.3	–	–	–	–	2.3	–	–	506.6
Regional	–	250.0	225.0	–	–	64.3	–	21.2	560.5
Other DMCs[a]	978.5	232.3	8.0	648.6	967.2	29.7	2.5	3.9	2,870.7
Total	9,249.7	982.3	243.0	2,212.6	967.2	147.1	14.5	28.4	13,844.8

– = nil, ADF = Asian Development Fund, DMC = developing member country, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Includes reimbursable technical assistance for Brunei Darussalam.


M-BUS
A

This Cambodia Power Transmission Lines (CPTL) Project benefited from a $7 million private sector loan

SOVEREIGN AND NONSOVEREIGN APPROVALS

Sovereign approvals amounted to $15.16 billion in 2010, a decrease of $2.10 billion (12%) from 2009. On the other hand, nonsovereign approvals rose by $454 million (24%) largely due to a more than doubling in lending to the private sector and an increase in guarantee approvals.

Table 5 **Sovereign and Nonsovereign Approvals, 2009–2010**
($ million)

	2009	2010
Sovereign	17,251	15,156
Loans	12,778	10,410
Grants	924	982
Guarantees	325	432
Technical Assistance	203	175
Cofinancing		
Loans and Grants	2,957	3,006
Technical Assistance Grants	64	151[a]
Nonsovereign	1,904	2,358
Loans	438	1,053
Equity Investments	220	243
Trade Finance Program (TFP)	850	–[b]
Guarantees	–	550
Cofinancing		
Syndications	276	320
Loans and Grants	120	192
Total	19,156	17,513

– = nil.
a Includes reimbursable technical assistance for Brunei Darussalam.
b 2010 TFP transactions were conducted subject to the 2009 Board approval.

APPROVALS BY MODALITY INCLUDING COFINANCING

Of the $17.51 billion approved in 2010, $15.50 billion (89%) was for investment support, $1.68 billion (10%) was for policy-based support, and $327 million (2%) was for technical assistance.

Table 6 **Approvals by Modality, 2009–2010**
($ million)

	2009	2010
Investment Support	12,444	15,504
OCR	7,297	9,462
ADF	2,127	2,611
Other[a]	3,020	3,430
Policy-Based Support[b]	3,945	1,683
OCR	2,604	1,013
ADF	995	568
Other[a]	346	103
Other Budget Support (Countercyclical Support Facility)	2,500	–
OCR	2,500	–
ADF	–	–
Technical and Advisory Support	267	327
Total	19,156	17,513

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Totals may not add up because of rounding.
a Refers to other special funds and cofinancing for loans and grants.
b Refers to programs.

NONSOVEREIGN OPERATIONS

Of the $2.36 billion nonsovereign approvals in 2010, $2.11 billion (89%) went to the private sector in the form of loans, guarantees, equity investments, syndications, and commercial loans. The remaining $250 million (11%) went to guarantees for the nonsovereign public sector. Of the $2.11 billion private sector approvals, ADB financed $1.6 billion (76%).

Of the $17.51 billion approved in 2010, $15.50 billion (89%) was for investment support

FINANCING OPERATIONS

Table 7 **Nonsovereign Approvals, 2009–2010**
($ million)

	2009	2010
Public[a]	191	250
Loans	134	–
Guarantees	–	250
Cofinancing (Syndications)	56	–
Private	1,714	2,108
Loans	304	1,053
Equity Investments	220	243
Trade Finance Program	850	–
Guarantees	–	300
Cofinancing		
Syndications	220	320
Loans and Grants	120	192
Total	1,904	2,358

– = nil.
a Refers to nonsovereign loans, syndications, and guarantees to or for enterprises that are majority owned by public parties (defined as entities with more than 50% of their capital held publicly).

Table 8 **Cumulative Nonsovereign Operations by Top Countries, 1983–2010**[a, b]
($ million)

	$ million	%
China, People's Republic of	2,775	21.7
India	2,379	18.6
Indonesia	1,219	9.5
Pakistan	908	7.1
Philippines	768	6.0
Thailand	525	4.1
Kazakhstan	375	2.9
Sri Lanka	280	2.2
Viet Nam	280	2.2
Bangladesh	242	1.9
Afghanistan	206	1.6
Georgia	113	0.9
Lao People's Democratic Republic	100	0.8
Azerbaijan	93	0.7
Nepal	59	0.5
Armenia	40	0.3
Papua New Guinea	25	0.2
Regional	2,350	18.4
Other DMCs	62	0.5
Total	12,799	100.0

DMC = developing member country.
a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.
b Net of facilities canceled in full before signing.

COFINANCING OPERATIONS

Total direct value-added (DVA) cofinancing for investment and technical assistance projects amounted to $3.67 billion for 155 projects (Tables 9a and 9b). An additional $3.36 billion in discrete (non-DVA) cofinancing was realized in the form of parallel loans for 11 ADB-assisted projects and programs. ADB projects with cofinancing are in Statistical Annexes 7 and 27.

In addition to project-specific cofinancing, additional resources in the form of grant contributions from external partners to trust funds totaled $147.4 million in 2010, comprising $40.5 million in new contributions[1] and $106.9 million in replenishments[2] to existing trust funds. Trust funds are key instruments to mobilize and channel grants to finance technical assistance and components of investment projects to complement ADB's own resources in various sectors or for specific themes, for example,

Table 9a Direct Value-Added Cofinancing Arrangements,[a] 2009–2010
($ million)

	2009			2010		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Project Cofinancing	2,957.48	396.20	3,353.68	3,155.89	512.00	3,517.65
Official	2,957.48	–	2,957.48	3,005.65	2.00	3,007.65
Loans	2,768.00	–	2,768.00	2,850.30	–	2,850.30
Grants	189.51	–	189.50	155.35	2.00	157.35
Commercial	–	396.20	396.20	–	510.00	510.00
Syndications	–	276.20	276.20	–	320.00	320.00
Loans	–	120.00	120.00	–	190.00	190.00
Technical Assistance Cofinancing	64.00	–	64.00	150.25	–	150.25[b]
Total DVA Cofinancing	3,021.48	396.20	3,417.68	3,306.14	512.00	3,667.89

– = nil, DVA = direct value-added.
Note: Totals may not add up because of rounding.
a Cofinancing under administrative or collaborative arrangements with ADB.
b Excludes reimbursable technical assistance for Brunei Darussalam.

Table 9b Direct Value-Added Cofinancing Arrangements,[a] 2009–2010
(number of projects[b])

	2009			2010		
	Sovereign	Nonsovereign	Total	Sovereign	Nonsovereign	Total
Project Cofinancing	47	4	51	38	5	43
Official	47	–	47	38	1	39
Loans	10	–	10	19	–	19
Grants	39	–	39	22	1	23
Commercial	–	4	4	–	4	4
Syndications	–	3	3	–	3	3
Loans	–	1	1	–	1	1
Technical Assistance Cofinancing	86	–	86	112	–	112[c]
Total DVA Cofinancing	133	4	137	150	5	155

– = nil, DVA = direct value-added.
Note: Totals may not add up because of rounding.
a Cofinancing under administrative or collaborative arrangements with ADB.
b A project with more than one source of cofinancing is counted once.
c Excludes reimbursable technical assistance for Brunei Darussalam.

1 New contributions amounting to $0.8 million were provided by Australia to the Gender and Development Cooperation Fund; $35.0 million for the Future Carbon Fund from partners from the private sector, namely, POSCO (Republic of Korea) and Eneco Energy Trade B.V. (The Netherlands); and $4.7 million from the World Bank as trustee for the Climate Investment Fund.

2 Replenishments were provided by the following: $8.0 million from Australia for the Pacific Region Infrastructure Facility; $84.8 million from Japan for the Japan Fund for Poverty Reduction, Japan Scholarship Program, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility; $6.37 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund; $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund; $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and $5.12 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

gender and development, good governance, clean energy, finance, regional integration and cooperation, and urban development. In 2010, ADB established the Afghanistan Infrastructure Trust Fund to support infrastructure projects in Afghanistan.

ADB also continued efforts in integrating cofinancing upstream in its operations, including early and regular engagement of cofinanciers in the planning and processing stages. Through the establishment of framework agreements with its cofinancing partners, ADB aims to effectively create a pipeline of future cofinancing operations: such a programmatic approach gives predictability to ADB's cofinancing operations, and allows the use of standardized, project-specific cofinancing agreement templates that streamline cofinancing operations.

There are now seven cofinancing framework agreements[3] signed with ADB for a program of up to $9.6 billion for sovereign and nonsovereign operations within the next 3 years. In March 2010, the ADB–Agence Française de Développement (AFD) Partnership Framework Agreement and the Framework Cofinancing Agreement were signed to provide assistance for development projects through programmatic cofinancing and stronger linkages with the private sector, along with new research and knowledge-based activities. In addition to framework agreements, a memorandum of understanding between ADB and the Japan Bank for International Cooperation (JBIC) was signed in May 2010 to facilitate cofinancing under JBIC's new initiative: the Global Action for Reconciling Economic Growth and Environment Preservation (GREEN).

To further promote ADB's commercial cofinancing products, ADB continued its knowledge management efforts in 2010 under the regional capacity building technical assistance on Strengthening Capacity of DMCs for Managing Credit Enhancement Products. Nine workshops have been conducted in eight developing member countries, and attended by more than 400 national and subnational officials. These workshops introduced the participants to the use and availability of credit enhancement products from ADB, other multilateral development banks, export credit agencies, export–import banks, and private insurance companies. In addition, ADB facilitated the Asian EXIM Banks (AEB) Forum training program on risk management. This was aimed at helping the AEBs to take a harmonized approach to credit risk assessments and to gain a common understanding on the underlying transaction risk and risk pricing.

Through the establishment of framework agreements with its cofinancing partners, ADB aims to effectively create a pipeline of future cofinancing operations

RESOURCE TRANSFERS

During the year, there was an overall net transfer of $3.7 billion from ADB to its developing member countries, including loans, equity investments, and grants. Of these, net resource transfers of $2.9 billion ($4.9 billion in 2009)

Table 10 Resource Transfers to Developing Member Countries
($ million)

	2009	2010
Loan and Equity Investments		
OCR		
Loan Disbursements	7,898	5,944
Principal Repayments[a]	(1,891)	(2,344)
Payments of Interest/Charges	(1,126)	(766)
Net Equity Investment	13	63
Net	4,894	2,897
ADF		
Loan Disbursements	2,201	1,571
Principal Repayments[a]	(845)	(906)
Payments of Interest/Charges	(261)	(286)
Net	1,095	379
Subtotal	5,989	3,276
Grants[b]		
ADF Grant Disbursements	347	358
ADB Other Special Funds Grants[c]	135	102
Subtotal	482	460
Total	6,471	3,736

( ) = resource inflow from developing member countries, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Includes prepayments of $33.5 million ($6.7 million in 2009).
b Grants include both investments and policy-based grants.
c ADB Other Special Funds grants includes grants provided from the Asian Tsunami Fund, Pakistan Earthquake Fund, Regional Cooperation and Integration Fund, Climate Change Fund, and Asia Pacific Disaster Response Fund, but excludes grants provided from the trust funds.

[3] Accelerated Cofinancing Scheme with ADB under Japan International Cooperation Agency, Japan; Agence Française de Développement, France; Export–Import Bank of China; Export–Import Bank of Korea; Islamic Development Bank; Korea Development Bank; and the Republic of Korea's Ministry of Strategy and Finance.

went to OCR borrowers and/or investors, $0.4 billion ($1.1 billion in 2009) went to ADF borrowers, and $0.4 billion ($0.4 billion in 2009) and $0.1 billion ($0.1 billion in 2009) were provided from ADF grants and other ADB Special Funds, respectively. The four countries with the largest net resource transfers were India, the People's Republic of China, Viet Nam, and Pakistan.

Loan disbursements totaled $7.5 billion, compared with $10.1 billion in 2009. Of that total, OCR loan disbursements were $5.9 billion (79%) and ADF loan disbursements amounted to $1.6 billion (21%). Loan service payments totaled $4.3 billion in 2010, compared with $4.1 billion in 2009.

During the year, there was an overall net transfer of $3.7 billion from ADB to its developing member countries, including loans, equity investments, and grants

Grant disbursements totaled $0.5 billion, of which $0.4 billion (78%) was from the ADF and $0.1 billion (22%) was from ADB's Other Special Funds.

MULTITRANCHE FINANCING FACILITY (MFF) AND TRANCHE APPROVALS

Twelve MFFs totaling $4.44 billion and 28 tranches totaling $4.05 billion were approved in 2010, compared with 12 MFFs ($6.19 billion) and 23 tranches ($3.57 billion) in 2009. This represents a decrease of 28% ($1.75 billion) for MFFs and an increase of 13% ($478 million) for tranches.

CENTRAL AND WEST ASIA

Afghanistan, Armenia, Azerbaijan, Georgia, Kazakhstan, the Kyrgyz Republic, Pakistan, Tajikistan, Turkmenistan, Uzbekistan



Improved connectivity through investments in transport and logistics, energy security and efficiency, upgraded urban services, and public sector reforms are at the heart of the ADB strategy in the subregion. More than $1.2 billion has been directed at energy supply and transmission, with the same amount for transport infrastructure. The Central Asia Regional Economic Cooperation Program reached major milestones in 2010.

OVERVIEW

Focus and selectivity characterize ADB's strategy in Central and West Asia. This targets investments in transport and logistics, energy security and efficiency, urban services, and public financial management and reforms. ADB is also active in private sector development work, including reforms, public–private initiatives, and the opening up of access to credit for people and businesses and for building infrastructure.

The strategy is delivered through debt and equity financing operations, guarantees, and grants, in tandem with technical assistance, to train client staff on planning, project management, monitoring, and reporting. ADB has a strong operational emphasis on regional cooperation and integration, environmental sustainability, and climate change mitigation.

Total new lending and grants to the public sector reached $2.9 billion in 2010, reflecting growing demand from Kazakhstan, Uzbekistan, and the Caucasus, compared with $2.6 billion of lending and grant approvals in 2009. Contract awards reached $1.6 billion and disbursements $1.5 billion. Private sector finance totaled almost $350 million, from zero in 2009.

HIGHLIGHTS

- More than $1.2 billion invested in energy supply and transmission, including $442 million under multitranche financing for energy efficiency in Pakistan, and $350 million for the Talimarjan Power Project in Uzbekistan
- About $1.3 billion provided for transport infrastructure, mostly under multitranche financing, including a $340 million regional road project in Afghanistan, and $456 million for CAREC corridors in Kazakhstan and $115 million in Uzbekistan
- Presentation of a 10-year stocktaking of CAREC Program achievements to the Ninth CAREC Ministerial Conference, which will serve as the basis for refining the program's strategic directions for the next 10 years
- Improved portfolio quality, with 26 sovereign loans, 4 grants, and 32 technical assistance projects closed; contract awards were $1.6 billion, while disbursements reached $1.5 billion

PORTFOLIO MANAGEMENT

The quality of the ADB portfolio in the subregion continued to improve, mainly due to renewed commitment to effective and efficient project management and stronger cooperation and engagement with clients. A "workout" function is in place for transactions in need of restructuring or at risk. Project extensions are based on agreed milestones. Simplification of design features, the use of stricter readiness filters, and advance actions on procurement and safeguards also help. ADB continues to use programmatic funding modalities, including multitranche financing. Because these involve up-front analytical work and a sharper focus on project implementation, their use has resulted in quality due diligence, high client responsiveness, financing predictability, and longer-term partnerships across different sectors.

REGIONAL COOPERATION

The Central Asia Regional Economic Cooperation (CAREC) Program achieved yet again significant milestones in 2010. ADB and its partners—including the European Bank for Reconstruction and Development (EBRD), the Islamic Development Bank, and the World Bank—approved subregional transport and energy projects worth $2 billion. These covered the CAREC Corridor (Zhambyl Oblast Section) in Kazakhstan and the Talimarjan Power Project in Uzbekistan. Under an agreement signed by the Kyrgyz Republic and Tajikistan in December to facilitate the cross-border transport of goods and people, trade facilitation bodies were established, including the CAREC Federation of Carrier and Forwarder Association. At their ninth conference held in Cebu, Philippines, in November, CAREC ministers discussed possible strategic directions for subregional cooperation in the next decade. Pakistan and Turkmenistan joined CAREC, bringing membership to 10 countries.

KNOWLEDGE MANAGEMENT

Knowledge management activities informed and supported ADB's strategies and operations. Analytical work on strengthening of competitiveness and on structural transformation that began in Pakistan was extended to Kazakhstan and Uzbekistan. A regional technical assistance was approved to bring innovation to the construction of country-specific and regional sector road maps in key

infrastructure sectors. Technical assistance to support a new welfare improvement strategy in Uzbekistan and prepare background analytical assessments for a new country partnership strategy was also approved. The Central and West Asia Department (CWRD) continued to invest in a range of knowledge products, including those on climate change and the country development effectiveness briefs. Regular monitoring of and reporting on the region's economies continued with resident missions in a lead role. A macroeconomic model for Pakistan was operationalized to project key economic variables and assess the impact of specific policy measures. A workshop in Almaty, Kazakhstan, brought together CWRD economists to debate important regional economic developments, share lessons on key knowledge products such as country performance assessments, and agree on systematic frameworks for analyzing economies in the region.

The CAREC Institute invested significantly in capacity building and research programs to enhance knowledge and skills for promoting regional cooperation. Its website continued to serve as a knowledge and information hub on economic cooperation in the CAREC region.

Progress of the MDGs in Central and West Asia

- **Environment.** The first tranche under the multitranche financing facility for energy efficiency (Pakistan), the Talimarjan Power Project (Uzbekistan), and the Janub Power Project (Azerbaijan) will improve energy efficiency and reduce carbon emissions. The Sindh Cities Project (Pakistan) advanced recycling and waste disposal will improve water quality. The Bishkek–Torugart Road Project and Issyk Kul Water Supply and Sanitation Project (Kyrgyz Republic) and the Aktau–Beyneu Road Project (Kazakhstan) include internationally recognized natural resource management components that will improve ecosystem protection and management.
- **Gender.** ADB helped its developing member countries move toward gender equality by mainstreaming gender in projects to create jobs for women and improve their participation in development and decision making. ADB's technical assistance improved sex-disaggregated data collection of national statistics offices, which is important for gender-sensitive planning.

COUNTRY HIGHLIGHTS

Afghanistan

Partnership priorities. ADB is strongly committed to the Afghanistan-owned development agenda endorsed at conferences in 2010 in London (January) and in Kabul (July). Development partners agreed to align financing behind Afghanistan-led priority programs, and to increasingly implement them through the country's own systems. The Board of Directors agreed to temporarily suspend the planned phaseout of the exceptional Asian Development Fund country allocation to Afghanistan in 2011 and 2012 in order to continue supporting the assistance program, which covers mainly transport, energy, and irrigation. The 2009–2013 country partnership strategy focuses on solving one of the government's key problems—the infrastructure deficit. ADB provides all its financing through Afghanistan's budget system. ADB approved the ADB-managed Afghanistan Infrastructure Trust Fund to secure harmonized cofinancing for core infrastructure projects. Work on the final segment of the ADB-financed Ring Road will start in 2011. ADB is also completing work on a north–south corridor and has advanced the preparation of a road project between Kabul and Jalalabad. In energy, ADB is completing a transmission line from Tajikistan and extending distribution in and around Kabul. ADB also advanced the preparation of projects in Helmand, and technical assistance is planned to increase commercial bank lending in rural areas.

Impact of operations. ADB is the largest development partner in infrastructure. Its portfolio consists of 19 sovereign loan and grant projects for a total $2.01 billion. Despite security threats, ADB completed a flagship 75-kilometer (km) railway line from Hairatan on the Afghanistan border with Uzbekistan to Mazar-e-Sharif. It will become operational in early 2011. The CAREC Program continues to underpin investment in transport connectivity. The same goes for energy security. In the meantime, CAREC is promoting regional trade between Central Asia, South Asia, and the Middle East. Afghanistan is fast becoming a "transit country" for the region. This will create security and, ultimately, jobs and development.

Table 11a **Central and West Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
Afghanistan	10	18.1	37.1	65.9	74.3	20.0	18.2
Armenia	5	22.7	117.0	22.3	119.1	–	–
Azerbaijan	8	169.4	149.0	47.0	58.5	–	–
Georgia	5	185.6	111.1	138.3	111.4	–	–
Kazakhstan	5	122.5	700.9	90.3	542.5	–	–
Kyrgyz Republic	6	25.0	14.1	7.8	24.0	–	–
Pakistan	31	833.3	1,178.9	799.1	1,093.3	19.4	21.4
Tajikistan	7	2.8	40.5	37.8	67.1	14.3	–
Uzbekistan	20	149.0	137.8	81.8	125.9	5.0	–
Total	97	1,528.5	2,486.3	1,290.2	2,216.1	10.3	9.9

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 11b **Central and West Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Afghanistan	14	29.1	194.4	170.1	45.1	28.6	15.4
Armenia	–	–	–	–	–	–	–
Azerbaijan	–	–	–	–	–	–	–
Georgia	–	–	–	–	–	–	–
Kazakhstan	–	–	–	–	–	–	–
Kyrgyz Republic	11	27.7	26.7	20.4	21.2	–	–
Pakistan	2	0.6	4.4	22.3	15.9	–	50.0
Tajikistan	6	17.2	46.2	12.2	44.2	16.7	–
Uzbekistan	–	–	–			–	–
Total	33	74.5	271.7	225.0	126.4	15.2	9.7

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Armenia

Partnership priorities. ADB focuses on transport, infrastructure, and urban services. The partnership's scope includes a $500 million multitranche financing facility to support a regional transport corridor. The 7-year program will build 550 km of high-speed road from south to north, connecting the country to Georgia's highway, reaching Black Sea ports. Work continued on an urban transport network in Yerevan. This will be expanded to the rest of the country. Trade finance and financing of banks for activities with high potential for development impact are also being considered.

Impact of operations. ADB prepared an $80 million crisis recovery loan in 2009 to help the government maintain its core public expenditure program, particularly its social safety-net needs.

Azerbaijan

Partnership priorities. ADB focused on transport, energy, and urban services. A master plan was drawn up to improve power transmission and distribution networks. The first tranche under a $600 million facility for a water supply and sanitation project was implemented.

Table 12a **Central and West Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Afghanistan	–	**352.0**	–	**352.0**
GRANTS				
Regional Power Transmission Interconnection	–	12.0	–	12.0
Road Network Development Investment Program – Tranche 2	–	340.0	–	340.0
Armenia	**170.0**	–	–	**170.0**
LOAN				
North–South Road Corridor Investment Program – Tranche 2	170.0	–	–	170.0
Azerbaijan	**232.3**	–	**178.7**	**411.0**
GUARANTEE				
Janub Gas-Fired Power Plant	232.3	–	178.7	411.0
Georgia	**250.0**	**85.0**	–	**335.0**
LOANS				
Road Corridor Investment Program – Tranche 2	150.0	–	–	150.0
Social Services Delivery Program	100.0	–	–	100.0
Sustainable Urban Transport Investment Program – Tranche 1	–	85.0	–	85.0
Kazakhstan	**606.0**	–	**68.0**	**674.0**
LOANS				
CAREC Transport Corridor I (Zhambyl Oblast Section) [Western Europe–Western People's Republic of China International Transit Corridor] Investment Program – Tranche 3	173.0	–	68.0	241.0
Central Asia Regional Economic Cooperation Corridor 2 (Mangystau Oblast Sections) Investment Program – Project 1	283.0	–	–	283.0
Small and Medium Enterprise Investment Program – Tranche 1	150.0	–	–	150.0
Kyrgyz Republic	–	**167.8**	–	**167.8**
LOANS				
CAREC Regional Road Corridor Improvement (Supplementary)	–	23.0	–	23.0
Emergency Assistance for Recovery and Reconstruction	–	48.5	–	48.5
Power Sector Improvement	–	16.7	–	16.7
GRANTS				
Emergency Assistance for Recovery and Reconstruction	–	51.5	–	51.5
Power Sector Improvement	–	28.1	–	28.1
Pakistan	**442.0**	**270.0**	**3.0**	**715.0**
LOANS				
Power Distribution Enhancement Investment Program – Tranche 2	242.0	–	–	242.0
Punjab Millennium Development Goals Program (Subprogram 2)	–	150.0	–	150.0
Sindh Growth and Rural Revitalization Program (Subprogram 2)	–	120.0	–	120.0
GRANT				
National Flood Emergency Response	–	–	3.0	3.0
GUARANTEE				
Renewable Energy Development Sector Investment Program – Tranche 2	200.0	–	–	200.0
Tajikistan	–	**122.0**	–	**122.0**
GRANT				
Regional Power Transmission	–	122.0	–	122.0
Uzbekistan	**390.0**	**265.0**	**300.0**	**955.0**
LOANS				
Central Asia Regional Economic Cooperation Corridor 2 Road Investment Program – Tranche 1	–	115.0	–	115.0
Second Small and Microfinance Development	50.0	–	–	50.0
Talimarjan Power	340.0	10.0	300.0	650.0
Water Supply and Sanitation Services Investment Program – Tranche 2	–	140.0	–	140.0
Total	**2,090.3**	**1,261.8**	**549.7**	**3,901.8**

– = nil, ADF = Asian Development Fund, CAREC = Central Asia Regional Economic Cooperation, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 12b **Central and West Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

	OCR			Cofinancing		
Country	Loans	Guarantees	Equity Investments	Project	Commercial	Total
Afghanistan	–	–	8.0	–	–	8.0
Sungas LLC for the LPG Distribution Development	–	–	8.0	–	–	8.0
Armenia	40.0	–	–	–	–	40.0
Zvartnots Airport Expansion (Phase 2)	40.0	–	–	–	–	40.0
Azerbaijan	27.0	–	–	–	–	27.0
Garadagh Cement Expansion and Energy Efficiency	27.0	–	–	–	–	27.0
Georgia	88.0	–	–	–	–	88.0
Bank Republic, Joint-Stock Company	20.0	–	–	–	–	20.0
Joint-Stock Company Bank of Georgia	50.0	–	–	–	–	50.0
Poti Sea Port Corporation	18.0	–	–	–	–	18.0
Pakistan	136.8	50.0	–	–	190.0	376.8
Uch II Power	100.0	50.0	–	–	190.0	340.0
Zorlu Enerji Power	36.8	–	–	–	–	36.8
Total	291.8	50.0	8.0	–	190.0	539.8

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Impact of operations. The East–West Highway Improvement Project was completed. It will increase traffic and improve transport efficiency, accelerate economic development in six administrative districts, and support regional cooperation. Three transport projects were implemented, two funded under a $500 million multitranche financing facility.

Georgia

Partnership priorities. Since Georgia joined ADB in 2007, loans worth $524 million have been approved for urban transport, municipal services, and economic crisis support. ADB approved an $85 million loan under a $300 million multitranche financing facility to improve urban transport services and the environment, and a $100 million loan to maintain government funding for essential social services. Private sector financing of $88 million was also approved.

Impact of operations. A $70 million loan for the Municipal Services Development Project, approved in two phases in 2008 and 2009, improved the quality and coverage of water supply and sanitation, and road rehabilitation. The capacity of municipal governments to implement projects increased significantly as a result.

Table 13 **Central and West Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a, b]**
($ million)

Country	Lending	Disbursements
Afghanistan	952.3	736.3
Armenia	433.9	174.2
Azerbaijan	687.4	193.4
Georgia	786.8	369.5
Kazakhstan	2,309.6	1,251.8
Kyrgyz Republic	736.2	584.0
Pakistan	20,894.6	16,217.9
Tajikistan	372.5	328.0
Uzbekistan	1,945.9	741.7
Regional	20.0	3.0
Total	**29,139.3**	**20,599.9**

Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

Kazakhstan

Partnership priorities. ADB continued to focus on transport, private sector financing, and regional cooperation. Two multitranche financing facilities totaling $1.3 billion were approved for Small and Medium-Sized Enterprise (SME) Development and CAREC Corridor 2 (Mangystau Oblast). Loan approvals amounted to $606 million for the first tranches of these two facilities and the third tranche of CAREC Corridor 1 (Zhambyl Oblast). The latter attracted $68 million in cofinancing from the Japan International Cooperation Agency.

Table 14 **Central and West Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing	Total
Afghanistan	1,315.1	–	149.5	1,464.6
Armenia	–	–	–	–
Azerbaijan	–	–	2.5	2.5
Georgia	–	–	–	–
Kazakhstan	–	–	–	–
Kyrgyz Republic	246.6	–	6.0	252.6
Pakistan	5.0	140.5	97.0	242.5
Tajikistan	264.6	–	19.8	284.4
Uzbekistan	–	–	10.0	10.0
Regional	–	–	8.9	8.9
Total	1,831.3	140.5	293.6	2,265.4

– = nil, ADF = Asian Development Fund.

Table 15 **Central and West Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Afghanistan	264.1	–	264.1
Armenia	–	–	–
Azerbaijan	–	–	–
Georgia	–	–	–
Kazakhstan	–	–	–
Kyrgyz Republic	67.9	–	67.9
Pakistan	2.5	114.0	116.5
Tajikistan	59.0	–	59.0
Uzbekistan	–	–	–
Regional	–	–	–
Total	393.5	114.0	507.5

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Impact of operations. ADB assistance is expected to show significant development impact. At the macro level, a risk management system—a central bank inflation-targeting model developed with ADB technical assistance—helped the government manage inflation during the recent global financial and economic crisis. The $500 million loan was approved in September 2009 under the Countercyclical Support Facility. Transport and urban services also improved as a result of ADB assistance.

The Kyrgyz Republic

Partnership priorities. Public infrastructure—transport, energy, and urban services—remained a priority, as did public sector management and regional cooperation. ADB approved $45 million in assistance to improve transparency and efficiency in energy and $100 million in emergency assistance to help with recovery and reconstruction in Osh, following political disturbances in April and a conflict in June.

Impact of operations. ADB financing has improved transport infrastructure, urban services, tax collection, and customs services. ADB completed 78 km of the Osh–Gulcha road and supported policies to reduce barriers to investment, lowering compliance costs and increasing access to finance in the process. ADB upgraded rural drinking water supply systems.

Pakistan

Partnership priorities. Energy, transport, urban services, irrigation, and the finance sector remained priority areas. To increase energy efficiency and energy security, ADB financed various transmission and generation projects. It also led the formation of the Energy Sector Task Force, which is preparing an integrated energy sector recovery plan. ADB mobilized international financing for Pakistan's first private sector wind farm and expanded lending to the Uch Power Project. The first tranche of $60 million under the Energy Efficiency Investment Program will cut losses and reduce consumption. At the provincial level, ADB supported public management efficiency measures, including improvements to social service delivery and the role of the private sector in manufacturing and trade. The Punjab Millennium Development Goals (MDGs) Program for $150 million focused on health-related MDG targets.

A post-crisis needs assessment helped the government develop a strategy for Khyber Pakhtunkhwa and the Federally Administered Tribal Areas. With the World Bank, ADB led an assessment of damages and needs after the floods of July. To ease a potential post-flood surge in imports of critical items, ADB increased Pakistani bank limits under the Trade Finance Facilitation Program by $500 million.

Impact of operations. A series of long-term investments in electricity generation, transmission, and distribution have begun to improve energy efficiency. Reliability and quality have increased, and service coverage has been raised. Two road sector projects rehabilitated national and provincial highways and rural links in the provinces of Khyber Pakhtunkhwa and Balochistan, improving people's access to markets and basic services. A rural development

FIGURE 1 **Central and West Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
Armenia
210.0
140.0
Azerbaijan
27.0
75.0
Georgia
423.0
228.8
Kazakhstan
606.0
687.0
Kyrgyz Republic
88.2
44.5
Pakistan
648.8
940.0
Tajikistan
Turkmenistan
Uzbekistan
655.0
60.0
0 200 400 600 800 1,000 1,200
2009 2010

FIGURE 2 **Central and West Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
352.0
336.4
Armenia
Azerbaijan
Georgia
Kazakhstan
Kyrgyz Republic
79.6
35.5
Pakistan
3.0
Tajikistan
122.0
61.6
Turkmenistan
Uzbekistan
Regional
0 100 200 300 400
2009 2010

FIGURE 3 **Central and West Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
75.9
101.0
Armenia
47.1
119.1
Azerbaijan
47.0
58.6
Georgia
163.3
111.4
Kazakhstan
90.3
542.5
Kyrgyz Republic
7.8
24.0
Pakistan
883.7
1,099.6
Tajikistan
37.8
67.1
Turkmenistan
Uzbekistan
81.8
125.9
0 200 400 600 800 1,000 1,200
2009 2010

FIGURE 4 **Central and West Asia: Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)



Afghanistan
170.1
45.1
Armenia
Azerbaijan
Georgia
Kazakhstan
Kyrgyz Republic
20.4
21.2
Pakistan
22.3
15.9
Tajikistan
12.2
44.2
Turkmenistan
Uzbekistan
0 50 100 150 200
2009 2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Bitter Fruits Turn into Sweet Harvest

Farmers affected by water shortages in Tajikistan have doubled their incomes thanks to an ADB initiative to upgrade irrigation systems

When a scarcity of water blighted the quality of his crops, Sohboi Dodoboev saw yields from his 75-hectare (ha) farm in Tajikistan sink to a quarter of normal output and he was forced to sell his produce at prices barely covering costs.

Times of desperate shortage for his mixed crops of cotton, apricots, and vegetables are now a thing of the past. ADB's Agriculture Rehabilitation Project, implemented during 2003–2010, has brought vast improvements to the lives of Tajikistan's rural poor by improving water supply infrastructure. The project benefited an irrigation area of 85,000 ha with a population of 471,500, and indirectly improved another 67,500 ha, helping a further 359,000 people. At the same time, reconstruction of potable water supply systems in selected communities was supported for another 87,000 beneficiaries who, previously, had no safe source of water.

Of the $43.75 million cost of the project, ADB provided $35 million in an Asian Development Fund loan while the government and beneficiaries contributed the rest.

Part of the project was undertaken in the Sughd Region on Kayrakum Reservoir, where floating pontoon stations pump water up to a storage area for irrigation for over 25,000 ha of farms.

Construction of the floating pump stations and other infrastructure has brought about some dramatic changes, ensuring that Dodoboev and his neighbors have all the water they need.

Now Dodoboev plans to buy apricot-drying equipment, which will bring four times the price of his fresh crop in added value. He sees the money farmers are spending on improving their businesses and homes filtering out into other sectors of the community. "Our incomes have doubled," he says. "I was able to build our son and his wife a home last year."



This pump station supplies precious water for rural poor

project improved rural livelihoods and increased agricultural productivity. ADB project implementation and administration seminars helped more than 35 representatives from various executing agencies build capacity in the procurement of goods, services, and works.

The Punjab Devolved Social Services Programme contributed to improved health and education indicators for equality and access and introduced public–private partnerships in social service delivery in Punjab. Literacy rates for the age of 10 years and above in the province of Punjab improved from 47% in 2001–2002 to 59% in 2008–2009.

Tajikistan

Partnership priorities. The country partnership strategy for 2010–2014 focuses on transport connectivity, energy security, and private sector development. Regional cooperation is a binding theme. A major electricity transmission project approved for the period will increase system reliability and ensure greater efficiency and energy security. A new road project cofinanced with EBRD will improve connectivity between Dushanbe, the capital city, and the Uzbekistan border.

Impact of operations. The Crisis Recovery Support Program provided a $40 million grant in 2009–2010 to maintain pre-crisis level budget financing for key social expenditures. An ADB project will make power trade possible between Tajikistan and Afghanistan.

Turkmenistan

Partnership priorities. The North–South Railway Project, connecting Bereket to Buzhun, was prepared in 2010, as ADB's first project in Turkmenistan. It will increase

Urban Fixes Transform Georgian Towns

Rehabilitation of dilapidated water and road infrastructure has brought relief for many citizens

Damage caused by sewage leaking onto the street contributed to making the 2-kilometer (km) stretch of road in the Georgian town of Akhaltsikhe impassable, while in the nearby town of Keda, dilapidated roads and poor drainage made transportation difficult.

ADB intervention has transformed these thoroughfares. Rehabilitation of the road and sewage pipes in Akhaltsikhe has significantly improved living conditions by increasing access and producing savings in fuel and car repairs. The ADB-financed rehabilitation of about 2 km of roads in Keda under the same Municipal Sector Development Project included replacing a muddy track and a broken asphalt surface with a modern road and drainage system. Today, residents have easy access to the local hospital and kindergarten.

Meanwhile, ADB assistance has helped upgrade roads elsewhere in Georgia. In the town of Adigeni, for instance, the main 3 km access road was in such bad condition that cars could hardly pass through it. A new road, built thanks to ADB funds for municipal infrastructure, has effectively reopened the community to the outside world.

In the city of Ambrolauri, the water system had been in a state of complete dysfunction. Pipes leaked and water was contaminated. About a third of the people had no access to supplies while the rest were receiving unsafe water 3 hours a day. ADB-funded repairs have brought safe supplies to the population of about 3,200 and leaks have been minimized. Now everyone in the city receives good quality water 14 hours a day.



ADB has supported infrastructure upgrades in Adigeni

accessibility to neighboring countries and trade. ADB opened the resident mission in Ashgabat in September. Turkmenistan joined CAREC. A heads of state agreement was signed in December for a gas pipeline into Pakistan and India via Afghanistan. ADB is the project's secretariat.

Impact of operations. ADB has yet to start its lending operations in Turkmenistan.

Uzbekistan

Partnership priorities. ADB provided $655 million in new loans and a $600 million multitranche financing facility to support power generation, regional highway corridors, water supply and sanitation, and access to credit for small businesses. ADB signed agreements with local banks to expand trade finance. ADB supported the preparation of a welfare improvement strategy for 2011–2014 and began work on a new country partnership strategy for 2012–2016.

Impact of operations. A $36 million loan for the Urban Water Supply Project brought drinking water to the cities of Djizzak, Gulistan, and Karshi. ADB's first project in the Uzbekistan health sector, the Woman and Child Health Development Project, with a $40 million loan, reduced the national maternal mortality rate by retraining 1,600 doctors and 20,000 nurses nationwide. The CAREC Regional Road Project, in its advanced stage with a $75 million loan, introduced international road construction standards and cost-efficient maintenance practices. The Ak Altin Agricultural Development Project, with a $36 million loan, created jobs and raised incomes in rural areas by improving water and soil management. The ongoing Amu-Zang Irrigation Rehabilitation Project, with a $73 million loan, is reducing siltation in the Amu Darya River.

EAST ASIA

The People's Republic of China, Mongolia



ADB's operations in East Asia are aimed at sustainable development and inclusive growth. In the People's Republic of China (PRC), increased lending for energy conservation and clean energy, urban environment improvement, and natural resource protection has achieved a greener portfolio. In Mongolia, investments in basic infrastructure and social services are being supported.

OVERVIEW

In the PRC during the year, a strategic reorientation—based on the Country Partnership Strategy (CPS) 2008–2010—facilitated inclusive and environmentally sustainable development with increased lending for energy conservation and clean energy, and urban and rural development. For Mongolia, the CPS under preparation for 2011–2015 builds on sustainable, regionally integrated growth and inclusive social development focusing on support in transport, energy, urban development, and social services.

In both countries, ADB continued to provide technical assistance to increase access to financial services, support fiscal priorities and social services, promote clean technology, facilitate trade among neighboring countries, and enhance regional cooperation.

Total lending operations (Table 19) in the PRC consisted of 11 sovereign loans for $1,320.88 million. Nonsovereign approvals for the PRC totaled $586.6 million, which included $10 million in equity investments and $320 million in B-loans. For Mongolia, financial assistance included two loans for $48 million and four Asian Development Fund grants totaling $50 million, including the supplementary funding for the Regional Road Development Project.

Mongolia also received $2.5 million from the Japan Fund for Poverty Reduction and $2.5 million from the Asia Pacific Disaster Response Fund to mitigate the devastating impact of *dzud*, an extreme weather phenomenon. ADB provided $34.32 million in technical assistance, including supplementary financing, consisting of $22.17 million for the PRC, $7.38 million for Mongolia, and $4.78 million for regional technical assistance.

PORTFOLIO MANAGEMENT

ADB continued its efforts to promote development effectiveness and portfolio management that focuses on results in East Asia. Project readiness was improved by aligning ADB's procedures with government procurement and approval processes. The environmental and social safeguards assurance process was enhanced to respond more effectively to ADB's Safeguard Policy Statement. ADB further strengthened its resident missions to assume increased portfolio management responsibilities. Meanwhile, within ADB, the East Asia Department pioneered the delegation of technical assistance projects to selected executing agencies. The portfolio continued to perform well, with projects at risk kept below 3% of ongoing loans. Loan contract awards and disbursement targets were met. Efforts were made to ensure timely closure of technical assistance projects. As of end 2010, the portfolio included 28 ongoing grants, 16 of which were from ADF and SF resources.

KNOWLEDGE MANAGEMENT

Knowledge management is an integral part of operations in East Asia. Priority themes for the PRC are macroeconomic management, energy efficiency and environmental

HIGHLIGHTS

- A $66 million loan and mobilization of about $12.2 million in grants for the PRC's integrated renewable biomass energy development and rural environment improvement
- Equity and loans of up to $146.6 million to a company to improve water supply and wastewater treatment facilities in the PRC's Songhua River Basin
- The first international renminbi-denominated bond of CNY1.2 billion to develop the offshore renminbi bond market and support ADB's nonsovereign operations
- A grant of $2.5 million from the Asia Pacific Disaster Response Fund to mitigate the devastating impact of extreme weather conditions in Mongolia
- A $15 million grant to help Mongolia improve urban infrastructure and services in the booming mining and border towns in the province of Southeast Gobi
- An additional $10 million grant from the Education for All – Fast Track Initiative to fill the funding gap for the implementation of Mongolia's Education Master Plan

Progress of the MDGs in East Asia

The People's Republic of China

- ADB is helping the PRC ensure environmental sustainability. In energy, investments in advanced technology (Tianjin Integrated Gasification Combined Cycle Power Plant Project) and renewable energy (Gansu Heihe Hydropower Project) will reduce carbon dioxide emissions and promote energy efficiency. Natural resource management projects will conserve one of the world's most important wetlands, the Sanjiang Plain Wetlands in Heilongjiang; improve biodiversity conservation and management in Shaanxi Qinling Mountains; and prevent further pollution and improve the quality of key bodies of water, such as the Hai River and Chao Lake.
- To promote gender equality and empower women, new economic opportunities for women from poor ethnic minority villages are being created through technical assistance associated with the Yunnan Integrated Road Network Development Project.
- The PRC has met its national goal of poverty reduction but a large number of rural poor are still found mainly in the inland provinces. Agriculture projects, such as the Henan Sustainable Agriculture and Productivity Improvement Project, Dryland Sustainable Agriculture Project, and Shanxi Integrated Agricultural Development Project, will assist the government in improving life for the rural poor.

Mongolia

- The Third Education Development Project and Education Sector Reform Project have helped develop an effective 12-year education system. ADB also provided a grant for the Education for the Poor—Financial Crisis Response Project to help safeguard achievements, including universal primary education.
- Several ADB projects include measures to promote gender equality and empower women. The Third Education Development Project includes gender and development training for executing/implementing agencies and local consultants on gender sensitization in textbooks and in curricula for training teachers.

protection, poverty reduction, and inter-provincial cooperation. In Mongolia, the focus is on inclusive economic growth (especially increasing productivity) and poverty reduction (including food security). Measures for quality assurance were sustained such as screening of knowledge proposals at entry, peer reviews, and joint programming of knowledge products and services (KPS). Focus was on policy advisory support to the PRC and Mongolia. The KPS program included two policy studies for the preparation of the PRC's 12th Five-Year Plan, and policy research support for the advisory team at Mongolia's National Development and Innovation Committee.

Under its knowledge-sharing platform, ADB set up knowledge hubs on the urban development and transport sectors to facilitate cooperation between the PRC and other developing member countries. In 2010, 44 KPS were completed. These were widely disseminated through the annual KPS Compendium of the East Asia Department, 29 workshops, 3 book launches, and 18 international conferences. A partnership on a regional knowledge hub for sustainable urban development was established with Tongji University in Shanghai to improve knowledge exchange and capacity development in response to rapid urbanization in Asia and the Pacific.

REGIONAL COOPERATION

Regional cooperation remains a key priority in the country program strategies of the PRC and Mongolia. Trade and economic cooperation was facilitated among countries participating in the Central Asia Regional Economic Cooperation (CAREC) and the Greater Mekong Subregion regional initiatives. ADB also continued to make progress in building cross-border infrastructure and through a transport agreement to foster trade. The implementation of the CAREC trade facilitation program is on track. Notable progress included strengthened customs cooperation between Mongolia and the PRC, institution-building through the newly established CAREC regional joint transport and trade facilitation committee, and effective transport corridor performance monitoring.

Regional research on the economics of climate change and low-carbon strategies covering the PRC, Japan, the

Table 16 **East Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a]		Disbursements[a]		Loans at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
China, People's Republic of	69	1,377.7	1,122.9	1,341.7	1,341.7	1.4	1.5
Mongolia	8	21.7	53.2	15.1	56.7	12.5	20.0
Total	77	1,399.4	1,176.1	1,356.8	1,398.4	2.6	3.9

Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 17 **East Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b]		Disbursements[a, b]		Grants at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
China, People's Republic of	3	0.6	–	0.2	–	–	–
Mongolia	13	24.5	16.8	18.3	19.1	7.7	12.5
Total	16	25.1	16.8	18.5	19.1	6.3	11.1

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Republic of Korea, and Mongolia is being pursued through technical assistance, partly financed by the Korea International Cooperation Agency.

COUNTRY HIGHLIGHTS

The People's Republic of China

Partnership priorities. The current country partnership strategy focuses on inclusive growth, environmental protection, private sector development, and regional cooperation, while emphasizing innovation, knowledge cooperation, and capacity development to add value and enhance development impacts. All lending and nonlending support has been screened through the lens of environmental protection (including climate change) and social impacts to respond to PRC's redoubled efforts to promote environmentally sustainable and inclusive growth. ADB and the PRC jointly launched the preparation of the next CPS for 2011–2015, which will support priorities of the PRC's 12th Five-Year Plan that are aligned with ADB's Strategy 2020.

Impact of operations. Further greening of the PRC portfolio was achieved with the approval of eight sovereign and three nonsovereign projects covering energy efficiency, environmental improvement, and urban development. ADB continued its strategic reorientation to facilitate inclusive and environmentally sustainable development with increased lending for energy conservation and clean energy, urban development, and agriculture and rural development.

The technical assistance program supported analytical work on issues pertaining to fiscal and tax reform, urbanization, environment, and climate change. Capacity development was pursued through showcase workshops that disseminated lessons learned from past and ongoing projects, and through extensive training programs for new counterpart agencies and project staff.

Mongolia

Partnership priorities. Following an extensive consultative process, the CPS (2011–2015) is expected to be approved mid-2011. It is aligned with Mongolia's National Development Strategy and builds on two strategic pillars:

Table 18a **East Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
China, People's Republic of	**1,320.9**	**–**	**18.2**	**1,339.1**
LOANS				
Chongqing Urban–Rural Infrastructure Development Demonstration	100.0	–	–	100.0
Guangxi Southwestern Cities Development	150.0	–	–	150.0
Inner Mongolia Autonomous Region Environment Improvement Project (Phase II)	150.0	–	–	150.0
Integrated Renewable Biomass Energy Development Sector	66.1	–	–	66.1
Jiangxi Sustainable Forest Ecosystem Development	40.0	–	–	40.0
Railway Energy Efficiency and Safety Enhancement Investment Program – Tranche 2	100.0	–	–	100.0
Risk Mitigation and Strengthening of Endangered Reservoirs in Shandong Province	29.8	–	–	29.8
Second Heilongjiang Road Network Development	200.0	–	–	200.0
Tianjin Integrated Gasification Combined Cycle Power Plant	135.0	–	–	135.0
Wuhan Urban Environmental Improvement	100.0	–	–	100.0
Yunnan Integrated Road Network Development	250.0	–	–	250.0
GRANTS				
Integrated Renewable Biomass Energy Development Sector	–	–	12.2	12.2
Jiangxi Sustainable Forest Ecosystem Development	–	–	1.0	1.0
Tianjin Integrated Gasification Combined Cycle Power Plant	–	–	5.0	5.0
Mongolia	**–**	**98.0**	**5.0**	**103.0**
LOANS				
Regional Logistics	–	40.0	–	40.0
Regional Road Development (Supplementary)	–	8.0	–	8.0
GRANTS				
Dzud Disaster Response Project	–	–	2.5	2.5
Fourth Health Sector Development	–	14.0	–	14.0
Promoting Inclusive Financial Services for the Poor	–	–	2.5	2.5
Regional Logistics Development	–	5.0	–	5.0
Regional Road Development	–	16.0	–	16.0
Southeast Gobi Urban and Border Town Development	–	15.0	–	15.0
Total	**1,320.9**	**98.0**	**23.2**	**1,442.1**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 18b **East Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR			Cofinancing		
	Loans	Guarantees	Equity Investments	Project	Commercial	Total
China, People's Republic of	**256.6**	**–**	**10.0**	**320.0**	**–**	**586.6**
Jilin Wind Power	120.0	–	–	120.0	–	240.0
Municipal Natural Gas Infrastructure Development (Phase 2)	100.0	–	–	100.0	–	200.0
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility	36.6	–	10.0	100.0	–	146.6
Total	**256.6**	**–**	**10.0**	**320.0**	**–**	**586.6**

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Table 19 **East Asia: Cumulative Lending and Disbursements by Country as of the end of 2010**[a, b]
($ million)

Country	Lending	Disbursements
China, People's Republic of	24,536.6	16,366.1
Mongolia	774.7	653.2
Total	25,311.3	17,019.3

a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

Table 20 **East Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing	Total
China, People's Republic of	–	7.2	60.1	67.3
Mongolia	172.2	2.5	36.0	210.7
Total	172.2	9.7	96.1	278.0

– = nil, ADF = Asian Development Fund.

Table 21 **East Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
China, People's Republic of	–	0.2	0.2
Mongolia	35.3	2.5	37.8
Total	35.3	2.7	38.0

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

(i) competitive, sustainable, and regionally integrated growth; and (ii) inclusive social development. It will focus on creating a more enabling environment for the private sector through policy and institutional reforms and capacity building. Selective investments in transport, energy, urban development emphasizing public–private partnerships, regional cooperation, and energy efficiency are envisaged. ADB will maintain its leadership in the education sector and a selective role in health, focusing ADB's involvement to supporting hospital rationalization, drug safety, and institutional reforms.

FIGURE 5 **East Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
1,577.5
1,954.9
Mongolia
48.0
50.1
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 6 **East Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
18.2
9.9
Mongolia
55.0
44.2
0
20
40
60
2009
2010

FIGURE 7 **East Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
1,460.3
1,468.2
Mongolia
15.1
58.7
0
200
400
600
800
1,000
1,200
1,400
1,600
2009
2010

FIGURE 8 **East Asia: Grant Disbursements by Country,**[a] **2009–2010 (Sovereign)**
($ million)


China, People's Republic of
0.2
Mongolia
18.3
19.1
0
10
20
30
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Grant Gives Children a Chance in Mongolia

Quick distribution of funds, textbooks, and essential learning materials have helped poor parents keep their children in school

Even before the global financial crisis hit the country, the parents of Chuluun, a 9th grader in Mongolia's Zavkhan province, could purchase textbooks for only three of the 18 subjects taught at a middle school.

"Last year we bought textbooks for math, Mongolian, and English, but this year, with the prices for food commodities and school items increasing, we are unable to afford even three textbooks," said Chuluun's parents in 2009.

School surveys revealed that textbooks were considered the most important determinant of student performance and were the largest school expense for most parents.

Chuluun's story is an all-too familiar one in this part of Asia. The poverty rate in Zavkhan, 1,000 kilometers from Ulaanbaatar, has risen to 51%, well above the 35.2% national average. Chuluun's parents were worried that he might have to work as a store clerk, cobbler, or collector of cans and plastic bottles—like some other teenagers had—to supplement the family's rapidly declining real wages .

Mongolia is among the nearly one-third of developing countries in which poverty rates climbed rapidly in the financial crisis, partly due to its reliance on volatile mining revenues and the large percentage of existing poor people. The crisis followed severe spikes in food and oil prices in 2008 that triggered inflation as high as 33%. Poor households coped by cutting down on food and, in some cases, withdrawing children from school.

Maintaining vulnerable citizens' access to quality education during the financial crisis became a major challenge. However, ADB responded quickly to help the government ease the pressure. Under a $17 million grant from ADB to support the Education for the Poor—Financial Crisis Response Project, about 150,000 preschoolers received free meals, about 100,000 were allocated free secondary textbooks in school years 2009/10 and 2010/11, and over 300 schools got block grants so parents wouldn't have to fill gaps in the budget.

Quick disbursements addressed immediate needs, helping reduce malnutrition among children and prevent an increase in school dropouts.



Quick action is addressing Mongolia children's needs

Impact of operations. ADB operations in Mongolia contributed to restoring fiscal stability with support for the new fiscal stability law; restoring primary education enrollment rates; improving transport connectivity; providing access to essential municipal services in secondary cities; improving water supply infrastructure; supporting agro-enterprises; and supporting the social protection system during the financial crisis. In the health sector, ADB assisted the preparation of draft legislation to reform the state health insurance and helped with the introduction of a network of primary health care providers, improvements in the efficiency of rural health facilities and in strengthening the governance of public hospitals.

Win–win as Wetlands Go Back to Nature

Efforts to revert farmland back to nature in the PRC's largest wetlands have raised incomes in local communities and spread the message that conservation is good

Song Yubo can never forget the severe drought that affected northeast Heilongjiang province, home to the Sanjiang plain wetlands, in 2007.

In Jixian County, it was so dry that corn leaves could easily be lit. "But the neighboring county, Baoqing was barely affected, because the wetlands created a small wet climate in this area," says 48-year-old Yubo, who has made daily patrols for many years to help prevent damage to the Sanjiang wetlands which at 11 million hectares are the largest in the PRC.

Wetlands—some call them kidneys of the earth—are natural reservoirs critical for counterbalancing floods and droughts and, ultimately, mitigating climate change. In the PRC, they are shrinking dramatically, mostly because of global warming, agricultural development, and exploitation of rivers. According to the Chinese Academy of Sciences, nearly 30% of the PRC's wetlands vanished between 1990 and 2000, with huge losses in the Sanjiang plains.

Guided by the National Wetland Conservation Action Plan, Heilongjiang issued the PRC's first wetland regulations in 2003. Wetland restoration was then a new concept in the PRC. But from 2005, the Sanjiang Plain Wetlands Protection Project helped entrench the practice and integrate efforts to improve the well-being of local communities with conservation plans.

ADB supported the project with a $15 million loan and assisted Heilongjiang in obtaining a $12.14 million grant from the Global Environment Facility.

As farmland was being restored to wetland, several models for creating new ecologically sustainable livelihoods, such as the introduction of greenhouse farming and clean-energy biomass plants, were implemented, boosting farmers' profits. Meantime, ecotourism projects are also producing income and raising awareness in local communities of the role they can play in protecting an important natural resource.

Liaoning, Inner Mongolia, Hunan, Guangdong, Shaanxi, Gansu, and Ningxia have followed Heilongjiang's example. By 2010, the PRC had placed 18 million hectares of natural wetland—almost half the wetlands area in the country—under protection and established 550 reserves holding over 2.7 trillion tons of fresh water.



Today in the People's Republic of China, wetlands are being protected

CHAPTER 9

PACIFIC

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Palau, Papua New Guinea, Samoa, Solomon Islands, Timor-Leste, Tonga, Tuvalu, Vanuatu



ADB's assistance for the 14 developing member countries in the Pacific continues to be shaped by the Pacific Approach 2010–2014. This is helping to raise living standards, build economic resilience, promote the growth of private companies, and improve public sector efficiency. Meanwhile, stronger regional cooperation has resulted from stepping up high-level consultations among development partners and government agencies.

OVERVIEW

ADB continues to help the 14 Pacific developing member countries raise living standards and build resilience by developing economic and social infrastructure, strengthening public sector management and governance, and promoting private sector growth.

The Pacific Approach 2010–2014 emphasizes the fragile nature of the Pacific, continued strengthening of policies and institutional settings in support of growth and development, the strengthening of core government functions and outsourcing of services delivery where feasible, and further enhancement to the effectiveness of ADB's operations in the region. ADB's approach to fragile and conflict-affected situations helps ADB to respond to the special circumstances of the region.

REGIONAL COOPERATION

Regional cooperation and coordination continue to be strengthened through regular high-level consultations with development partners and engagement with major technical agencies in the work of ADB. This includes an ongoing commitment to implementing the Cairns Compact.

HIGHLIGHTS

- New regional operations business plan prepared to implement the Pacific Approach 2010–2014
- New country partnership strategies for Kiribati and Papua New Guinea have been approved
- Economic recovery and public sector reform program loans and grants approved for the Marshall Islands, Samoa, and Solomon Islands in 2010
- The Climate Change Implementation Plan for the Pacific gave member countries a framework for developing and implementing climate change investments and action plans to 2015

PORTFOLIO MANAGEMENT

With the increasing capacity of regional and resident missions in the Pacific region, another three loans, two grants, and one piggyback technical assistance project were delegated to them, raising the delegated portfolio to more than 60% of the total. This enabled better engagement with Pacific developing member countries, closer monitoring of projects, and improved likelihood of achieving expected

Table 22 **Pacific: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a]		Disbursements[a]		Loans at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
Cook Islands	2	23.9	1.6	10.6	(0.3)	–	25.0
Fiji	4	23.0	17.0	16.7	5.3	–	25.0
Kiribati	1	–	–	–	–	–	–
Marshall Islands	1	10.0	–	10.0	–	–	–
Micronesia, Federated States of	2	2.3	0.8	1.1	0.8	–	–
Nauru	–	–	–	–	–	–	–
Palau	2	–	–	–	–	–	–
Papua New Guinea	14	30.0	23.6	27.9	17.4	–	–
Samoa	4	29.4	5.1	25.6	6.3	–	–
Solomon Islands	–	–	–	–	–	–	–
Timor-Leste	–	–	–	–	–	–	–
Tonga	–	–	–	–	–	–	–
Tuvalu	2	0.02	0.1	0.3	0.4	100.0	–
Vanuatu	–	–	–	–	–	–	–
Regional	–	0.002	0.05	0.2	0.4	–	–
Total	**32**	**118.6**	**48.2**	**92.3**	**30.4**	**6.3**	**6.7**

– = nil, ( ) = negative.

Note: Totals may not add up because of rounding.

a Includes closed loans that had contract awards or disbursements during the year.

results. Portfolio performance improved significantly in 2010 as annual targets were surpassed. Contract awards and disbursements for sovereign loans achieved 115% and 147% of annual projections. This is more than twice the amounts achieved in 2009. For grants from the Asian Development Fund and Asia Pacific Disaster Response Fund, the contract awards and disbursements were 102% and 92% of the 2010 projection, respectively. Seventy-one active technical assistance projects financed through $120 million in grants covered project preparatory, policy and advisory, and capacity development activities.

Progress of the MDGs in the Pacific

- With the Secretariat of the Pacific Community and other development partners, ADB has helped the Pacific developing member countries manage progress toward achievement of the Millennium Development Goals (MDGs). Household income and expenditure surveys and demographic and health surveys across the Pacific have helped policy makers monitor achievement of the MDGs. The survey reports also provided key policy guidance on how to improve the health and well-being of the islanders and particularly of the most vulnerable.
- In Timor-Leste, ADB has contributed to MDG7 by rehabilitating (i) Dili's water supply system and improving the access of approximately 35,000 people to 24-hour water supply services; and (ii) two towns' water supply systems and improving the access of up to 30,000 people to water and sanitation services. For MDG1, ADB has contributed by increasing job opportunities for approximately 4,000 people in fish farming and small-scale dam construction and maintenance.
- In Tonga, ADB is contributing to MDG7 by improving the quality of urban water, sanitation, and drainage systems in Nuku'alofa and improving the access of approximately 35,000 people to such services.
- In Samoa, ADB is contributing to MDG7 by (i) establishing the first sewage system and wastewater treatment plant serving Apia's central business district and improving flood mitigation and drainage in Apia, a city of approximately 60,000 people; and (ii) supporting the implementation of the water supply, sanitation, and drainage master plan for Apia and improving residents' access to such services. For MDG1, ADB is providing subsidized on-site sanitation solutions to approximately 1,000 low-income households.
- HIV prevalence, however, remains a problem in Papua New Guinea and here ADB is also providing assistance.

COUNTRY HIGHLIGHTS

The Cook Islands

Partnership priorities. ADB has aligned its country partnership strategy with *Te Kavenga Nui*, the National Sustainable Development Plan (2007–2010), by focusing on environmentally sustainable economic development. The intended country partnership strategy outcomes are improved economic and social infrastructure, and better public sector service delivery.

Impact of operations. An ADB technical assistance is supporting the government in implementing the infrastructure governance framework to improve delivery of infrastructure services to the whole country. The design for the Avatiu Port Development Project was completed and the contract awarded in 2010. Through the Economic Recovery Support Program, ADB supported structural and governance improvements and maintenance of fiscal responsibility, while plans to boost economic activity through increased government capital works in the water sector will commence soon, maintaining the delivery of essential public services to the poor and vulnerable. Regional technical assistances have enabled the Cook Islands to strengthen its financial management capabilities through the development of the Financial Management Model and improved internal auditing.

Fiji

Partnership priorities. All ADB operations are guided by the April 2007 Approach to Reengagement. Ongoing projects are in roads, water supply, and emergency response.

Impact of operations. The Suva–Nausori Water Supply and Sewerage Project continued to improve service provision. In an effort to reduce losses from water leakage, 56 kilometers (km) of mains, 8,000 service connections, and 10,000 water meters have been either repaired or replaced.

Table 23 **Pacific: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Cook Islands	–	–	–	–	–	–	–
Fiji	–	–	–	–	–	–	–
Kiribati	–	–	–	–	–	–	–
Marshall Islands	–	–	–	–	–	–	–
Micronesia, Federated States of	–	–	–	–	–	–	–
Nauru	–	–	–	–	–	–	–
Palau	–	–	–	–	–	–	–
Papua New Guinea	1	1.4	2.0	3.6	2.6	–	–
Samoa	3	4.2	4.4	2.5	3.9	–	–
Solomon Islands	6	21.2	3.7	10.4	1.0	–	–
Timor-Leste	2	6.6	1.0	1.5	3.3	–	–
Tonga	2	14.0	0.7	5.7	1.0	–	–
Tuvalu	1	0.0	3.2	0.0	1.2	–	–
Vanuatu	–	–	–	–	–	–	–
Regional	1	0.3	0.7	0.9	2.2	–	–
Total	16	47.6	15.7	24.6	15.2	–	–

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Kiribati

Partnership priorities. The country partnership strategy for 2010–2014 between ADB and the government supports improved public financial management and improved delivery of sustainable infrastructure services.

Impact of operations. Technical assistance is building capacity to improve the management and performance of public enterprises, and enhance fiscal planning through the adoption of the Medium-Term Fiscal Framework. This is helping improve the delivery of public services to over 42% of the population. Project assistance will rehabilitate and upgrade the road network from the airport through the administrative capital of Bairiki and to the port of Betio.

The Marshall Islands

Partnership priorities. The government cleared its loan arrears with ADB in March 2009 and has maintained subsequent repayments. The approved country operations business plan 2010–2012 includes one program loan, and technical assistance projects to support macroeconomic and fiscal management, development of the private sector and human capacity, and environment protection and climate change mitigation.

Impact of operations. An ADB program loan supported the Marshalls Energy Company with its recovery plan by repaying a high-interest loan with a commercial bank. This gave the company fiscal breathing space to carry out much-needed repairs and maintenance, thereby maintaining and improving electricity services to the majority of households on the main island of Majuro. ADB provided financial and technical support for a development partners' meeting in December 2010.

The Federated States of Micronesia

Partnership priorities. Economic management and accountability, including public sector capacity building, and community consultation and participation programs to promote public sector reform, remained priorities. ADB increased dialogue at the federal and state levels to strengthen the focus on infrastructure, for energy and renewable energy in particular, in the states of Yap and Chuuk. The approved country operations business plan 2011–2013 includes a loan to support energy sector development in those states and

Table 24 **Pacific: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Kiribati	–	**12.0**	**20.6**	**32.6**
LOAN				
Road Rehabilitation	–	12.0	20.6	**32.6**
Marshall Islands	–	**9.5**	**1.8**	**11.3**
LOAN				
Public Sector Program (Subprogram 1)	–	9.5	–	9.5
GRANT				
Improved Energy Supply for Poor Households	–	–	1.8	1.8
Palau	**12.6**	**3.4**	–	**16.0**
LOAN				
Water Sector Improvement Program	12.6	3.4	–	16.0
Papua New Guinea	**40.9**	**29.4**	**6.0**	**76.3**
LOANS				
Microfinance Expansion	–	13.0	–	13.0
Town Electrification Investment Program – Tranche 1	40.9	16.4	–	57.3
GRANT				
Microfinance Expansion	–	–	6.0	6.0
Samoa	–	**16.0**	–	**16.0**
LOAN				
Economic Recovery Support Program (Subprogram 1)	–	16.0	–	16.0
Solomon Islands	–	**17.0**	**60.6**	**77.6**
GRANTS				
Economic Recovery Support Program (Subprogram 1)	–	5.0	–	5.0
Second Road Improvement (Sector) (Supplementary)	–	–	0.6	0.6
Transport Sector Development	–	12.0	60.0	72.0
Regional	–	–	**3.0**	**3.0**
GRANT				
Social Protection of the Vulnerable in the Pacific (Cook Islands, Marshall Islands, and Tonga)	–	–	3.0	3.0
Total	**53.5**	**87.3**	**92.0**	**232.8**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

technical assistance for capacity building, while continuing to enhance policy dialogue.

Impact of operations. The Omnibus Infrastructure Development Project helped to restore critical water supply, sanitation, and power infrastructure. Technical assistance in support of improved economic management and accountability provided training to Finance Department staff in all four states, strengthening the government's ability to manage its financial and budgetary performance. As a result of technical assistance, the Chuuk Department of Education is leading all stakeholders in a concerted program to reform the state's education system. Consultation and participation in support of public sector and education reforms have included community groups and school children on the island of Weno.

Nauru

Partnership priorities. After its reengagement in May 2008, ADB stepped up activities in improving infrastructure and public sector management, areas closely aligned with the updated National Sustainable Development Strategy.

Impact of operations. The technical assistance program strengthened the government's ability to manage its financial and budgetary performance, improve the service delivery of state-owned enterprises, and prioritize infrastructure needs.

Palau

Partnership priorities. The country partnership strategy between ADB and the government works to improve

Table 25 **Pacific: Cumulative Lending and Disbursements by Country as of the end of 2010[a, b]**
($ million)

Country	Lending	Disbursements
Cook Islands	55.0	38.2
Fiji	317.3	214.5
Kiribati	27.1	13.7
Marshall Islands	87.6	74.1
Micronesia, Federated States of	75.1	48.2
Nauru	5.0	2.3
Palau	16.0	–
Papua New Guinea	1,342.3	773.9
Samoa	175.4	140.2
Solomon Islands	79.3	65.8
Timor-Leste	–	–
Tonga	57.8	52.3
Tuvalu	7.8	7.9
Vanuatu	51.3	49.0
Regional[c]	1.5	1.6
Total	**2,298.5**	**1,481.8**

– = nil.
Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.
c The figure reported in 2009 has been adjusted to reflect disbursements specific to the Pacific region, excluding regional disbursements under nonsovereign operations.

Table 26 **Pacific: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Cook Islands	–	–	–
Fiji	–	–	–
Kiribati	–	–	–
Marshall Islands	–	–	–
Micronesia, Federated States of	–	–	–
Nauru	–	–	–
Palau	–	–	–
Papua New Guinea	10.3	–	10.3
Samoa	5.9	1.0	6.9
Solomon Islands	11.7	–	11.7
Timor-Leste	11.5	–	11.5
Tonga	7.2	–	7.2
Tuvalu	1.2	–	1.2
Vanuatu	–	–	–
Regional	7.0	–	7.0
Total	**54.8**	**1.0**	**55.8**

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

public sector effectiveness, facilitate private sector development, deliver safe water and sanitation services, and manage the threats of climate change.

Table 27 **Pacific: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Cook Islands	–	–	–	–
Fiji	–	–	–	–
Kiribati	–	–	–	–
Marshall Islands	–	–	1.8	1.8
Micronesia, Federated States of	–	–	1.0	1.0
Nauru	–	–	–	–
Palau	–	–	–	–
Papua New Guinea	15.0	–	25.4	40.4
Samoa	23.5	1.0	25.2	49.7
Solomon Islands	51.3	–	48.1	99.4
Timor-Leste	62.0	–	3.0	65.0
Tonga	21.3	–	–	21.3
Tuvalu	3.2	–	–	3.2
Vanuatu	–	–	–	–
Regional	8.0	–	3.0	11.0
Total	**184.4**	**1.0**	**107.4**	**292.7**

– = nil, ADF = Asian Development Fund.
a Excludes cofinancing not administered by ADB.

Impact of operations. Technical assistance helped Palau introduce a health insurance and medical savings plan. This has improved health services delivery. Technical assistance has also built capacity in ministries' budget plans and financial management to implement the country's development strategy. This has helped the government deliver services to its people more efficiently.

Papua New Guinea

Partnership priorities. The country partnership strategy for 2011–2015 is aligned with the government's Development Strategic Plan 2010–2030 and will scale up support for infrastructure, including in the power sector, as well as expanding operations in health and microfinance. A commitment to improving public financial management remains in place.

Impact of operations. During 2010, ADB financed the rehabilitation and upgrade of 117 km of main roads in the Highlands region. It is estimated that approximately 400,000 people have benefited from reduced travel time from their communities to markets, schools, and health facilities. An innovative and successful ADB-supported health project continued to support private sector participation in

FIGURE 9 **Pacific: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
10.0
67.4
12.0
9.5
16.0
70.3
145.0
16.0
0 20 40 60 80 100 120 140 160
2009 2010

FIGURE 10 **Pacific: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
1.8
6.0
2.0
1.0
17.6
29.0
49.0
10.0
3.0
0 20 40 60
2009 2010

FIGURE 11 **Pacific: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
10.6
(0.3)
16.7
5.3
10.0
1.1
0.8
27.9
35.4
25.6
6.3
0.3
0.4
0.2
0.4
-10 0 10 20 30 40
2009 2010

FIGURE 12 **Pacific: ADB Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)


Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
3.6
2.6
2.5
3.9
10.4
1.0
1.5
3.3
5.7
1.0
1.2
0.9
2.2
0 10 20
2009 2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).


In Samoa, a $28 million ADB loan is helping the nation recover from the financial crisis and 2009 tsunami

delivering rural health services, including HIV prevention and control. Over 100 rural health facilities have been improved (40 with HIV testing facilities) and more than 50 health workers trained in 2010. This has enabled the number of patients accessing primary health care services to be significantly increased. The incidence of new HIV cases among pregnant women has also fallen by 0.85% in 2007 and 0.54% in 2010.

Samoa

Partnership priorities. ADB's country partnership strategy is aligned with the Strategy for the Development of Samoa 2008–2012. This includes support for improved public services delivery, the removal of infrastructure constraints, and promotion of private sector development.

Impact of operations. In 2010, ADB approved the Economic Recovery Support Program loan of $16 million to help Samoa recover from the combined impact of the global financial crisis and the September 2009 tsunami. The program will protect vulnerable groups, including women and the unemployed, by maintaining social services expenditure. The government is continuing with structural and public financial management reforms. Despite heavy rainfall in 2010, Apia did not experience the usual flooding thanks to the drainage work undertaken as part of the Sanitation and Drainage Project. This supported the installation of 100 septic tanks, as well as connecting over 100 central Apia customers to a new pressure sewer system.

Solomon Islands

Partnership priorities. The interim Country Partnership Strategy 2009–2011 continued to focus on improving transport infrastructure and private sector development.

Impact of operations. Rehabilitation work under the emergency assistance program (in response to the 2007 earthquake and tsunami) progressed well in Gizo and the affected areas in Western Province and Choiseul. A franchise shipping project started, and the Solomon Islands Maritime Safety Administration became operational. National Transport Fund regulations were gazetted and civil works started on Makira under the Solomon Islands Road Improvement Project. ADB continued to help the government implement company laws and established the new companies registry.

Timor-Leste

Partnership priorities. ADB priorities include infrastructure, access to finance, public administration, and ongoing support for cross-border linkages between Timor-Leste and Indonesia. Technical assistance was also approved for an aid information management system and the facilitation of major infrastructure projects.

Impact of operations. An overseas scholarship program was initiated for staff of the Ministry of Infrastructure as part of the 4-year, $18 million technical assistance for

PACIFIC

Boost for Banking in Timor-Leste

ADB is helping Instituição de Microfinanças de Timor-Leste become the country's first locally owned commercial bank

When Clemento de Araujo started his carpentry and joinery business in 2002, he had only $500 in savings. A loan from Instituição de Microfinanças de Timor-Leste (IMfTL) proved to be the catalyst he needed to make his enterprise a success.

Today, the business boasts Australian-made electric saws and other high-powered machines, with six workers, four full-time and two part-time.

"Running my own business is far better than...working for others," 40-year-old de Araujo, a former hotel janitor, says through his interpreter, Isaias Pereira Nunes, a field staff officer for IMfTL.

IMfTL was established in 2001 under the ADB-managed Microfinance Development Project. In December 2008, ownership was transferred to the Government of Timor-Leste, which is currently upgrading its status from a quasi bank to a full commercial bank. This will make IMfTL the first locally owned bank in Timor-Leste.

After 2 years of independence from donors, IMfTL is in a sound financial position, says Pat Lisk, the consultant who produced the organization's business plan. The value of loans at the end of June 2010 was $6.5 million, and deposits totaled about $3.4 million.

Women's groups are well represented among borrowers. Virgia da Costa still remembers her first $50 loan in 2004 from a women's savings group that funded her grocery shop at Becora village on the outskirts of Dili. "It was from the savings group that I learnt of IMfTL's microloan scheme," she says. Da Costa and her husband, Juvinal de Jesus, were then able to get an IMfTL loan to expand the business.

In 2010, the couple moved their store from rented space into a newly constructed and self-financed building. The shop has spacious storage.

"If it wasn't for my wife, I would not have known of the assistance IMfTL offers small business people like us," says de Jesus. "Now we're able to pay for our seven children's education, and we're thinking of expanding our business into a mini-supermarket."



This factory is expanding, thanks to an IMfTL loan

infrastructure project management cofinanced by the Government of Australia. With ADB assistance, the Instituição de Microfinanças de Timor-Leste took a further step toward becoming the first locally owned commercial bank. (See "Boost for Banking in Timor-Leste" above.) Preparations continued for the rehabilitation of more than 200 km of national roads and water supply infrastructure in the capital, Dili, with civil works scheduled to start in 2011.

Tonga

Partnership priorities. ADB's country partnership strategy focuses on poverty reduction through integrated urban infrastructure development, prudent macroeconomic and fiscal management, and the development of the private sector. The country partnership strategy remains relevant to the objectives of the National Strategic Planning Framework.

Impact of operations. ADB's Integrated Urban Development Project contributed to improving the environment through provision of jet/vacuum and street sweeper trucks to clear drainages and clean streets around Nuku'alofa. Work to widen roads and construct drainages and footpaths has started, which will benefit about 32% of the population living in Nuku'alofa and other project areas. The $5 million first tranche of the Economic Support Program grant was disbursed in 2010 and helped the government maintain a good standard of social services to primary education and health in response to the global economic crisis. ADB continues to support economic management through technical assistance to strengthen policy and planning, as well as supporting the budget process through developing a medium-term budget framework.

Backyard Stash Gives Way to Cash in the Bank

ADB has helped Vanuatu's national bank bring services and credit to remote communities

After operating his grocery business on the southern Vanuatu island of Tanna for a year, Harry Nikiau needed a loan but didn't rate his chances.

"I had just opened my retail shop," says Nikiau. "I didn't have a lot of assets to show as collateral."

Fortunately for Nikiau, he was able to get help from the National Bank of Vanuatu (NBV), which was expanding its microfinance services in remote islands, and took his first loan in 1993.

Borrowers like Nikiau are steps ahead of many who—confronted with the scarcity of local banks and vast distances to branches—often resort to depositing money in empty tins of Milo, a chocolate flavored health drink, which they bury near their houses.

Photos of money damaged from Milo tin deposits were published in a manual for a financial literacy program launched by NBV in May 2010. An education program, sponsored by ADB and the Commonwealth Secretariat, is teaching people to use better business and banking practices.

"There seems to be a lot of appreciation for the banking advice and education we offer," says John Aruhuri, head of rural banking for NBV. "People now understand the logic of saving, and that in order to access credit, one has to first open a bank account."

ADB granted $600,000 to the Government of Vanuatu to improve rural people's access to financial services. The grant, which forms part of NBV's overall rural outreach effort, is an extension of a successful project that expanded rural and microfinance services in the island nation from 2004 to 2006. NBV is establishing more branches and has 154 microfinance officers working across Vanuatu.

In 2008, ADB funding also helped NBV introduce a mobile-phone banking system for rural communities beyond the reach of NBV branches.

Stretching NBV's net across the archipelago to give more people access to the financial system is a challenge that Aruhuri says ADB helped resolve. And Milo-tin deposits may soon be a thing of the past.



A step ahead—Vanuatu borrower Harry Nikiau (left)

PACIFIC

Tuvalu

Partnership priorities. ADB's country partnership strategy is aligned with Tuvalu's National Strategy for Sustainable Development 2005–2015. The country partnership strategy is focused on strengthening public financial management and supporting reforms of public enterprises.

Impact of operations. In 2010, ADB continued to provide technical assistance in public financial management and public enterprises reforms to help the government respond to the global economic crisis. This focus will also ensure that policy makers are better able to respond to future external shocks.

Vanuatu

Partnership priorities. The Country Partnership Strategy 2010–2014 focuses on transport, urban development, and energy. It aims to strengthen the private sector through an improved regulatory environment, better access to finance, and the reform of state-owned enterprises.

Impact of operations. ADB continued to improve access to financial services by increasing rural access to finance, strengthening the Financial Services Commission's institutional framework, reforming company and bankruptcy laws, modernizing the registry of companies, and establishing a framework for secured transactions.

CHAPTER 10

SOUTH ASIA

Bangladesh, Bhutan, India, the Maldives, Nepal, Sri Lanka



ADB's operations in South Asia aimed for greater development impact by mainstreaming climate change adaptation and mitigation into project design, and by greater emphasis on gender and private sector participation. In addition, ADB implemented important initiatives that boosted regional cooperation.

OVERVIEW

The South Asia Department delivered an innovative, strategic, and substantive assistance program targeted at the most critical development challenges of developing member countries.

PORTFOLIO MANAGEMENT

Loan disbursement totaled $2.62 billion in 2010 while contract awards and commitments reached $2.68 billion.

HIGHLIGHTS

- Delivery of innovative schemes continued through projects such as the highly complex Padma Multipurpose Bridge Project to build Bangladesh's longest bridge, a sustainable urban transport project in the Nepalese capital Kathmandu, and projects to improve energy efficiency in India and bring renewable energy to rural areas in Bhutan. Projects in Sri Lanka helped advance the reconstruction of north and eastern provinces
- Continued attention in project design was paid to climate-change impacts and the fostering of green growth. The Climate Investment Funds endorsed the Bangladesh Strategic Program for Climate Resilience with $110 million allocated for climate-resilient development, which is the first such program in the world
- Under the South Asia Subregional Economic Cooperation framework, the approval of the India–Bangladesh energy project accelerated regional cooperation and integration
- Significant enhancements were made to gender mainstreaming and cofinancing in South Asia Department projects
- Substantial contributions were made to enhance opportunities for private investment in the subregion's fast-growing market economies; and continued promotion of private sector development was achieved by efforts to build capacity, set up institutional frameworks, and make use of public–private partnerships

Progress of the MDGs in South Asia

- South Asia has made good progress on seven indicators of Millennium Development Goals (MDGs), namely, indicators on gender equality, HIV prevalence, tuberculosis prevalence, forest cover, protected areas, ozone-depleting substance consumption, and safe drinking water.
- Performance in primary school enrollment has improved, and India, the Maldives, and Sri Lanka are on track or likely to exceed the MDGs. However, much remains to be done in other South Asian countries, particularly in relation to primary education cycle completion.
- In Bangladesh, ADB is helping revitalize education through the Second Primary Education Development Program (PEDP II), which began in 2003. The program's thrust is to address shortcomings that lead to poor achievement and high dropout rates. A follow-on to PEDP II, the Third Primary Education Development Project, is at an advanced stage of preparation to support reduced disparities, higher cycle completion, and better student achievement.
- In Nepal, ADB's support for the Education for All program helped bring significant improvements in quality and access to basic education. Net enrollment rate in primary education increased from 72.4% in 2004 to 93.7% in 2009. School facilities have been continuously upgraded since 2001, and the percentage of trained teachers has increased almost threefold.
- Providing sustainable access to safe drinking water and basic sanitation continues to be important for ADB's operation in South Asia. In Bangladesh, the Chittagong Hill Tracts Rural Development Project provided 180 villagers with tap water. In Nepal, the Small Towns Water Supply and Sanitation Sector Project brought a clean, 24-hour supply of drinking water to nearly 2,000 households. In Sri Lanka, the Third Water Supply and Sanitation Sector Project gave 1.4 million people better services.

The Bangladesh Strategic Program for Climate Resilience is the first such program in the world endorsed by the Climate Change Investment Fund

Table 28 **South Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a]		Disbursements[a]		Loans at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
Bangladesh	56	458.1	1,209.4	469.1	1,068.0	3.6	–
Bhutan	6	8.9	75.6	41.5	31.0	–	16.7
India	67	1,856.0	1,657.1	1,699.0	1,339.8	4.5	5.7
Maldives	6	21.0	6.9	25.9	5.3	–	55.6
Nepal	16	98.0	94.0	80.1	73.5	–	5.9
Sri Lanka	37	240.7	157.4	308.4	245.6	2.7	15.0
Total	**188**	**2,682.7**	**3,200.5**	**2,624.1**	**2,763.2**	**3.2**	**8.7**

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 29 **South Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b]		Disbursements[a, b]		Grants at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
Bangladesh	1	0.7	0.0	2.3	1.2	–	–
Bhutan	6	4.5	21.8	17.6	4.6	–	–
India	–	0.1	4.2	2.7	16.6	–	–
Maldives	1	0.0	0.2	(0.8)	0.4	–	100.0
Nepal	23	36.3	139.1	31.3	126.0	–	6.3
Sri Lanka	5	9.8	11.7	26.3	41.4	20.0	20.0
Total	**36**	**51.4**	**177.0**	**79.4**	**190.2**	**2.8**	**10.3**

– = nil, ( ) = negative, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

REGIONAL COOPERATION

ADB hosted the second High-Level Forum on Emerging Vision for Shared Prosperity: South Asia and Beyond on 12–13 August 2010. Participating countries agreed to focus on transport, energy, and trade facilitation as priority areas and to set up working groups to coordinate with ADB on advancing regional cooperation and implementing regional cooperation projects under flexible, government-owned initiatives supported by ADB.

ADB's regional cooperation operations business plan for South Asia (2011–2013) has an indicative lending and grant program of about $1.3 billion, consisting of five multicountry projects totaling $608 million and eight national projects with substantial regional implications totaling $670 million. Ten of the projects are in transport and information and communication technology and three are in energy.

In August 2010, ADB approved the Bangladesh–India Electrical Grid Interconnection Project. This will establish a cross-border link between the western electrical grid of Bangladesh and the eastern grid of India for the exchange of power.

Toward the end of 2010, ADB convened a regional meeting in Dhaka, Bangladesh, on Transport Connectivity in Northeastern South Asia. This provided a forum for Bangladesh, Bhutan, India, and Nepal to exchange views on regional transport connectivity. The vision for meetings such as this is to help the continued expansion of South Asian markets and to increase opportunities for development that leads to balanced regional growth and poverty reduction.

Table 30a **South Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Bangladesh	**800.0**	**449.0**	**1,700.9**	**2,949.9**
LOANS				
Bangladesh–India Electrical Grid Interconnection	–	100.0	–	100.0
City Region Development	–	120.0	–	120.0
Natural Gas Access Improvement	261.0	5.0	45.0	311.0
Padma Multipurpose Bridge	539.0	76.0	1,640.0	2,255.0
Second Crop Diversification	–	40.0	–	40.0
Strengthening Governance Management	–	25.0	–	25.0
Subregional Transport Project Preparatory Facility	–	23.0	–	23.0
Sustainable Rural Infrastructure Improvement	–	60.0	15.9	75.9
Bhutan	**–**	**21.6**	**6.3**	**27.9**
GRANTS				
Farm Roads to Support Poor Farmers' Livelihood	–	–	3.0	3.0
Rural Renewable Energy Development	–	21.6	0.3	21.9
Upgrading Schools and Integrated Disaster Education	–	–	3.0	3.0
India	**2,119.6**	**–**	**6.0**	**2,125.6**
LOANS				
Agribusiness Infrastructure Development Investment Program – Tranche 1	67.6	–	–	67.6
Assam Integrated Flood and Riverbank Erosion Risk Management Investment Program – Tranche 1	56.9	–	–	56.9
Assam Power Sector Enhancement Investment Program – Tranche 2	89.7	–	–	89.7
Bihar Power System Improvement	132.2	–	–	132.2
Bihar State Highways II	300.0	–	–	300.0
Himachal Pradesh Clean Energy Development Investment Program – Tranche 3	208.0	–	–	208.0
Infrastructure Development Investment Program for Tourism – Tranche 1	43.4	–	–	43.4
Karnataka State Highways Improvement	315.0	–	–	315.0
Madhya Pradesh Power Sector Investment Program – Tranche 6	69.0	–	–	69.0
Micro, Small, and Medium Enterprise Development	50.0	–	–	50.0
National Capital Region Urban Infrastructure Financing Facility – Tranche 1	78.0	–	–	78.0
North Karnataka Urban Sector Investment Program – Tranche 2	123.0	–	–	123.0
Rajasthan Urban Sector Development Investment Program – Tranche 3	63.0	–	–	63.0
Rural Roads Sector II Investment Program – Tranche 5	222.2	–	–	222.2
Second India Infrastructure Tranche Financing Facility – Tranche 2	250.0	–	–	250.0
Sustainable Coastal Protection and Management Investment Program – Tranche 1	51.6	–	–	51.6
GRANTS				
Improving Small Farmers' Access to Market in Bihar and Maharashtra	–	–	3.0	3.0
Supporting Microentrepreneurship for Women's Empowerment	–	–	3.0	3.0
Nepal	**–**	**262.5**	**28.3**	**290.8**
LOANS				
Kathmandu Sustainable Urban Transport	–	10.0	–	10.0
Rural Finance Sector Development Cluster Program (Subprogram 2)	–	60.4	–	60.4
Secondary Towns Integrated Urban Environmental Improvement	–	60.0	17.0	77.0
Subregional Transport Enhancement	–	24.5	–	24.5
GRANTS				
Community Irrigation	–	26.4	–	26.4
Detailed Engineering Study for the Upper Seti Hydropower	–	2.5	–	2.5
Governance Support Program (Subprogram 1) (Supplementary)	–	–	8.8	8.8
Kathmandu Sustainable Urban Transport	–	10.0	2.5	12.5
Raising Incomes of Small and Medium Farmers	–	20.1	–	20.1
Rural Finance Sector Development Cluster Program (Subprogram 2)	–	12.1	–	12.1
Subregional Transport Enhancement	–	24.5	–	24.5
Transport Project Preparatory Facility	–	12.0	–	12.0
Sri Lanka	**350.0**	**107.2**	**44.0**	**501.2**
LOANS				
Conflict-Affected Region Emergency	150.0	–	–	150.0
Fiscal Management Efficiency	50.0	–	–	50.0
Jaffna and Kilinochchi Water Supply and Sanitation	20.0	70.0	40.0	130.0
North East Community Restoration and Development Project II (Supplementary)	–	12.8	–	12.8
Northern Road Connectivity	130.0	24.4	–	154.4
GRANTS				
Post-Conflict Emergency Assistance for Livelihood Restoration of Resettled Internally Displaced People in the North	–	–	2.5	2.5
Conflict-Affected Region Emergency	–	–	1.5	1.5
Total	**3,269.6**	**840.3**	**1,785.5**	**5,895.3**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 30b **South Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR Loans	OCR Guarantees	OCR Equity Investments	Cofinancing Project	Cofinancing Commercial	Total
India	–	**250.0**	–	–	–	**250.0**
Micro, Small, and Medium Enterprise Development	–	250.0	–	–	–	250.0
Total	–	**250.0**	–	–	–	**250.0**

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Table 31 **South Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a,b]**
($ million)

Country	Lending	Disbursements
Bangladesh	12,134.3	8,393.2
Bhutan	256.1	189.1
India	24,122.7	15,415.3
Maldives	152.8	110.2
Nepal	2,628.6	1,857.3
Sri Lanka	5,142.7	3,723.1
Total	**44,437.3**	**29,688.3**

Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

FIGURE 13 **South Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
1,249.0
1,027.9
Bhutan
India
2,119.6
1,811.0
Maldives
36.5
Nepal
154.9
172.8
Sri Lanka
457.2
330.0
0
500
1,000
1,500
2,000
2,500
2009
2010

Table 32a **South Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Bangladesh	10.0	–	677.9	687.9
Bhutan	105.3	–	10.5	115.8
India	–	100.0	71.3	171.3
Maldives	–	20.0	1.0	21.0
Nepal	603.3	0.3	78.5	682.0
Sri Lanka	52.2	154.2	144.9	351.3
Total	**770.8**	**274.5**	**984.0**	**2,029.3**

– = nil, ADF = Asian Development Fund.
a Excludes cofinancing not administered by ADB.

FIGURE 14 **South Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
58.5
Bhutan
27.6
38.8
India
6.0
2.0
Maldives
Nepal
118.9
172.8
Sri Lanka
4.0
14.5
0
50
100
150
200
2009
2010

Table 32b **South Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Bangladesh	5.9	–	5.9
Bhutan	25.0	–	25.0
India	–	100.0	100.0
Maldives	–	17.1	17.1
Nepal	229.0	–	229.0
Sri Lanka	16.5	141.9	158.4
Total	**276.4**	**259.0**	**535.4**

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

FIGURE 15 **South Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
469.1
1,068.0
Bhutan
41.5
31.0
India
1,858.1
1,551.7
Maldives
29.4
9.3
Nepal
80.1
73.5
Sri Lanka
308.4
253.0
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 16 **South Asia: Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)


Bangladesh
2.3
1.2
Bhutan
17.6
4.6
India
2.7
16.6
Maldives
(0.8)
0.4
Nepal
31.3
126.0
Sri Lanka
26.3
41.4
-50
0
50
100
150
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

COUNTRY HIGHLIGHTS

Bangladesh

Partnership priorities. Under its program for 2011–2013, ADB will strengthen its focus on economic growth that is inclusive and environmentally sustainable, and on regional cooperation and integration. Efforts to deepen private sector operations and to promote public–private partnerships in key infrastructure sectors will be pursued. In 2010, ADB also initiated preparation of the country partnership strategy for 2011–2015.

Ten loans totaling $1.25 billion were approved in 2010. In partnership with the World Bank, ADB secured $110 million from the Climate Investment Funds for the country's climate-resilient development. ADB's partnership with the World Bank, Japan International Cooperation Agency, and the Islamic Development Bank is helping mobilize substantial resources needed for building the Padma Multipurpose Bridge.

Impact of operations. Under the ADB-assisted Teaching Quality Improvement in Secondary Education Project, as of June 2010, 295,000 teachers were trained using modern classroom teaching techniques. The Gas Transmission and Development Project is building a 353-kilometer (km) gas pipeline to take about 360 million cubic feet of natural gas per day to the country's less developed western region. The Road Maintenance and Improvement Project contributed to cutting bottlenecks on the strategically important south–east road corridor and connected rural people to the port city of Chittagong.

Bhutan

Partnership priorities. The Country Partnership Strategy, 2006–2010, continued to guide ADB's operations for the remainder of the Government of Bhutan's Tenth Five-Year Plan, covering 2008–2013. It aims to promote broad-based economic growth, inclusive social development, and good governance through improvements in transport and energy, and the development of urban areas and the finance and private sectors. The country assistance program evaluation (2010) confirmed the close alignment of the partnership strategy with ADB's Strategy 2020 and the government's current 5-year plan.

Impact of operations. The introduction of electricity in rural areas through a series of projects helped thousands of people and micro industries and also made education more accessible. The Road Network Project increased passenger and freight transport by connecting the main east–west highway at Trongsa to the Indian border at

Gelephu, and expanded accessibility in rural areas. The Financial Sector Development Program helped Bhutan's Royal Monetary Authority to strengthen its capacity, particularly in licensing new banks. This led to improvements in services, including the quality of customer service, offered by banks. Under a Japan Fund for Poverty Reduction grant, ADB helped restore earthquake-damaged schools in eastern Bhutan.

India

Partnership priorities. As emphasized in the Country Partnership Strategy 2009–2011, ADB continued to support India's efforts in making growth inclusive and environmentally sustainable. The India program set new highs in loan approvals and portfolio performance in 2010. Loan approval exceeded $2 billion not including non-sovereign operations while contract awards and disbursements reached record levels of $1.8 billion and $1.7 billion, respectively. A number of projects approved in 2010 showcased innovative approaches, such as incorporating private–public partnership elements into project design, and focusing on new and challenging sectors, such as agribusiness infrastructure, coastal zone management, flood control and protecting rivers from erosion, support for microenterprises, and tourism development. ADB continues to support India in addressing climate change issues. Work to achieve this has included the preparation of strategies to mainstream adaptation concerns in the management of the Cauvery, Chambal, and Satluj river sub-basins; support for integrated water resources management in states, such as Himachal Pradesh and Karnataka; and improvements to coastal zone management in a number of states. Technical assistance is being provided to the Ministry of Water Resources to operationalize key priorities of the National Water Mission. ADB is also increasing support for the development of renewable energy, including solar power, to help India move along a low-carbon growth path.

Impact of operations. Through the Rural Roads Sector I Project (2003–2009), ADB supported construction of 9,757 km of all-weather roads connecting rural areas in Chhattisgarh and Madhya Pradesh. Better connectivity has helped to create employment opportunities. It has also been associated with improvement in indicators, such as maternal and infant deaths, and primary school attendance. The Madhya Pradesh Power Sector Development Project (2001–2007) helped to establish the State Electricity Regulatory Commission and restructure the State Electricity Board into six companies according to their function. ADB also funded construction of several transmission lines and substations, which has led to a substantial reduction in transmission losses.

Through the Karnataka Urban Development and Coastal Environmental Management Project (1999–2009), ADB helped to increase drinking water supplies, expand the drainage network, build quality sewage treatment plants, and improve basic urban facilities and services in 10 coastal towns. It also supported capacity building to improve transparency and accountability in 47 towns of Karnataka. The Assam Governance and Public Resource Management Sector Development Program (2004–2007) helped the state turn a $288 million fiscal deficit in 2003/04 into a $311 million surplus by 2008/09.

The Maldives

Partnership priorities. Under the Country Partnership Strategy 2007–2011, ADB operations focus on increasing human resources capacity, strengthening economic management, improving development effectiveness, and assisting private sector development through public–private partnerships. Special areas of focus in the second half of the strategy period were small and medium enterprise development, energy, and the transport sector. Under the Economic Recovery Program loan, ADB is helping the government implement macroeconomic structural reforms.

Impact of operations. The Outer Island Electrification Project provided 19 islands with power supplies, and the Information Technology Development Project improved access to information in remote atolls. The ongoing Regional Development Project (Phase II) will improve water supply, sanitation services, and solid waste management in three islands, while the Domestic Maritime Transport Project will improve connectivity. A Private Sector Development technical assistance loan helped expand micro, small, and medium-sized enterprises.



ADB-supported programs are generating fresh opportunities for Nepalese people

Implementation of the Economic Recovery Program and technical assistance approved in December 2009 facilitates reforms to correct underlying economic distortions and put the economy on a footing to sustainable medium-term growth and reducing its vulnerability to external shocks.

Nepal

Partnership priorities. Nepal is in the midst of a historic transformation. While this poses an opportunity for the country to redefine its future, it continues to face long-standing development challenges. The thrust of ADB's Country Partnership Strategy 2010–2012 is to help Nepal sustain hard-won gains of its peace process by promoting broad-based inclusive economic growth and social development, improved governance and institutional capacity, as well as climate change adaptation and environmental sustainability. The country partnership strategy is supporting the country's peace and development aspirations by mainstreaming peace-building in all ADB interventions and is implementing disaster risk management and climate change checklists, as well as governance risk assessments. ADB has also been leading efforts to ensure that education sector reforms address resilience to disasters, such as earthquakes and floods.

Joint initiatives by ADB and the World Bank helped improve and modernize the country's procurement systems, policies, and practices. ADB and other development partners also helped find practical ways of mainstreaming climate resilience into core development planning and budgeting. In 2010, ADB approved eight projects amounting to $262.5 million in loans and grants. It also approved 18 technical assistance grants for $10.42 million. About $19.52 million cofinancing was approved to support projects on urban transport and the urban environment.

Impact of operations. ADB is one of nine partners that have helped implement the government's Education for All program. The program has brought education to those who have traditionally enjoyed fewer opportunities for schooling, including girls, low-caste Dalit children, and members of Nepal's indigenous communities and religious minorities.

ADB's support to the water supply and sanitation sector helped expand coverage of improved water supply and sanitation facilities and raise health and hygiene practices to eradicate waterborne and sanitation-related diseases. The Small Towns Water Supply and Sanitation Sector Project provided safe water to 510,000 people in 29 towns, significantly reducing health risks.

Sri Lanka

Partnership priorities. In line with the Country Partnership Strategy for 2009–2011, ADB projects supported improvements to fiscal management, roads and transport, and water supplies. Most of ADB's assistance in 2010 was directed at the Northern Province, including $150 million in emergency assistance for reconstruction. ADB also provided $12.8 million in supplementary funding for the North East Community Restoration and Development Project II.

ADB provided two loans to projects in the north: $154 million for the Northern Road Connectivity Project and $90 million for the Jaffna Water Supply and Sanitation Project. A $50 million loan was approved in 2010 for the Fiscal Management Efficiency Project, which will build on earlier assistance to support fiscal management throughout Sri Lanka.

Home Work Options Revolutionize Women's Lives

An ADB-supported project is giving villagers in Sri Lanka's eastern coastal communities opportunities to move beyond a past ravaged by war and calamity

When Packeer Mohamed Khadeeja contemplated returning for her eighth tour of duty as a domestic worker in Qatar, a chance discussion about cheap loans and skills training provided by a microcredit project changed her life.

"It's the best move I made," says Khadeeja, 49, of her decision to take a loan and stay at her home in Kattankudy, in the Batticaloa district of Sri Lanka's formerly war-affected east. "The project helped change my plans. It's a great opportunity."

Microfinance and skills training provided by the ADB-supported North East Coastal Community Development Project since 2005 have given women like Khadeeja more choice to stay home. Of Sri Lanka's 20 million people, more than 1.5 million work in the Middle East. Some 50%–60% are women, mostly from rural communities, employed in menial jobs.

"This microcredit program has brought major change to our village," says Jesmine Zubair, treasurer of a women's rural development society that manages loans in Batticaloa. Fewer women are now going abroad, she says, because they are increasingly able to earn a living at home.

The project caters to all Sri Lanka's main communities—Sinhalese, Tamils, and Muslims—and is focused on eastern districts of Trincomalee, Batticaloa, and Ampara, where decades of conflict and the 2004 tsunami destroyed infrastructure, reduced livelihoods to a bare minimum, and resulted in many households being headed by women. The community development project aims to meet basic needs. Some of the funding is helping to restore livelihoods in fishing and farming.

The $28.4 million project, which closed in November, was run in tandem with another project that is continuing the government's rehabilitation program in northern and eastern provinces affected by the three decades of civil conflict that ended in 2009.

Microcredit has helped transform many coastal communities, with $2.4 million in loans distributed since 2005 to help Sri Lankans, particularly women who head households, improve their livelihoods.



Microloans are helping Sri Lankans shape their own livelihoods

A Vital Conduit for Knowledge

ADB plays a growing role in South Asia as a network for enabling knowledge generation and disseminating research findings and on-the-ground experiences that can be used to solve development challenges

ADB's network serves as a vital link for research institutes and think tanks in South Asia, enabling knowledge gained from experience in country-specific and regional settings to be spread widely.

One example of such knowledge-sharing work is Regional Technical Assistance (RETA) 6417: Supporting Network of Research Institutes and Think Tanks in South Asia. The RETA program aims to promote regional economic cooperation and integration by enabling knowledge on contemporary policy issues to be generated and shared.

This is done by creating strong networks among research institutes in ADB's developing member countries in South Asia, and facilitating dynamic interaction between them through studies, workshops, and the dissemination of information. By encouraging the exchange of information between academia and key policy makers, the RETA supports faster transmission of research to policy application.

Through two research networks, the South Asia Center for Policy Studies and the South Asia Network of Economic Research Institutes, research proposals are submitted by member institutes and evaluated by a steering committee, constituted under the RETA, that decides whether they can be funded.

To date, 10 research institutes in four countries—Bangladesh, India, Pakistan, and Sri Lanka—have participated in the RETA. Sixteen studies have been approved for financing, covering one of three themes: (i) Trade and Investment/Technology, (ii) Human Dimension of Regional Cooperation, and (iii) Economic and Social Impact of the Financial Crisis.

Seven studies reached the targeted audience when they were presented to the Second and Third South Asia Economic Summits, held in December of 2009 and 2010.


2nd South Asia Economic Summit (SAES)
South Asia in the Context of Global Financial Meltdown
RIS
ESCAP
ADB
FICCI

Research studies financed by ADB were discussed at the Second South Asia Economic Summit

Impact of operations. ADB continued to provide assistance in Sri Lanka's road sector development. ADB also gave livelihood grants to more than 30,000 resettled families in the northern and eastern parts of the country. This was administered through the North East Community Restoration and Development Project II and financed by the Australian Agency for International Development. ADB's assistance in the installation of medium voltage and rural electrification schemes, expedited through the Conflict-Affected Areas Rebuilding Project, benefited over 27,000 households. Through a technical assistance, ADB helped draft the National Climate Change Adaptation Strategy for Sri Lanka.

CHAPTER 11

SOUTHEAST ASIA

Brunei Darussalam, Cambodia, Indonesia, the Lao People's Democratic Republic, Malaysia, Myanmar, the Philippines, Singapore, Thailand, Viet Nam



Transport and energy connectivity for inclusive growth, financial and capital market integration, water supply and sanitation, improved education, and environmental sustainability are areas of focus for ADB in Southeast Asia. ADB provided significant inputs to an Association of Southeast Asian Nations (ASEAN) master plan on connectivity launched in October, while preparations began for a new memorandum of understanding for 2011–2015 with the ASEAN Secretariat.

OVERVIEW

ADB operations in Southeast Asia emphasized innovation, an intensified focus on achievement of the Millennium Development Goals (MDGs), and implementation toward the greatest possible impact. Lending through public sector nonsovereign operations and public–private partnerships was innovative. The design of a social protection project in the Philippines aimed at helping the nation's poorest families also broke new ground.

Assistance increasingly turned to core areas of operation under ADB's Strategy 2020 and to the achievement of country priorities that contributed to making progress on MDGs. Partnership with non-borrowing and middle-income countries in the subregion was strengthened, and a strengthening of relationships with development partners resulted in the significant mobilization of cofinancing. ADB saw record high financing for a single project amounting to $50 million, contributed by the European Union and the Government of Australia, to facilitate analytical work and capacity development toward modernizing the education system in Indonesia.

The portfolio continued to achieve satisfactory ratings as a result of timely action on project implementation issues, and efficiency measures, such as the use of readiness filters. Knowledge work at various stages of operations was systemized to promote learning and innovation.

HIGHLIGHTS

- Sovereign and nonsovereign and grants reached $3.5 billion; technical assistance projects amounted to $35.9 million, 55% of which sought capacity development and provision of policy and advisory services at the country and regional levels; and cofinancing for loans, grants, and technical assistance projects sharply increased to $365 million.
- Country partnership strategies for Cambodia, Indonesia, the Lao People's Democratic Republic, the Philippines, and Viet Nam were under preparation to further align the project pipeline with Strategy 2020 and national priorities and to better monitor contributions to ADB's Results Framework and the Millennium Development Goals. A new partnership framework with Malaysia and with the ASEAN Secretariat was under preparation.
- Subregional cooperation and integration in the Greater Mekong Subregion, Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, and Indonesia–Malaysia–Thailand Growth Triangle was further strengthened to support connectivity and trade, making the countries more competitive. ADB facilitated project development and progress toward the establishment of the ASEAN Infrastructure Fund.
- Project processing and implementation continued to be strengthened. The use of project readiness filters increased to ensure quality at entry, and an internal quality control system to improve design and monitoring frameworks and measures to improve institutional efficiency were put in place. Portfolio performance was monitored closely.
- Dissemination of knowledge products and services generated from operations was systemized—as was access to them—to allow for effective use by ADB and its clients.

REGIONAL COOPERATION

ADB and the ASEAN Secretariat started preparations for a new memorandum of understanding for 2011–2015 on their partnership framework, focusing on connectivity, the integration of financial and capital markets, and environmental sustainability. ADB provided inputs to the Master Plan on ASEAN Connectivity launched during the 17th ASEAN Summit in October in Ha Noi, Viet Nam, and was featured in the master plan as the main development institution supporting subregional programs in Southeast Asia. ADB accelerated consultations with ASEAN member states on the establishment of an ASEAN Infrastructure Fund.

ADB continued supporting connectivity enhancement in the Greater Mekong Subregion (GMS) through projects to complete the transport base of economic corridors and by developing the Strategic Framework for Connecting GMS Railways, which is a significant step toward the achievement of an integrated GMS railway system. On the software side, a comprehensive Program of Actions for Transport and Trade Facilitation in the GMS, prepared with ADB assistance, was adopted. ADB helped develop strategic road maps for the second phases of the GMS programs for environment and agriculture. The preparation of a new GMS Strategic Framework for 2012–2022

Progress of the MDGs in Southeast Asia

- **Cambodia.** ADB is helping achieve Cambodia's Millennium Development Goal (MDG) targets in water and sanitation to increase service coverage of the rural population, where only 42% had an improved source of drinking water and less than 23% had access to latrines in 2008. The Tonle Sap Rural Water Supply and Sanitation Sector Project has provided about half a million people access to an improved source of drinking water and nearly a quarter of a million access to durable and hygienic latrines. Through the second phase of the project approved in 2009, a further 370,000 people will gain access to safe water and 290,000 will have improved sanitation by 2015. An integrated approach to water and sanitation will positively impact on public health.
- **Indonesia.** ADB is supporting government efforts to accelerate achievement of the MDGs through several projects. Progress on the MDG on safe drinking water and basic sanitation is being made through (i) the Community Water Services and Health Project, which is increasing access to safe water supply in rural areas; (ii) the Metropolitan Sanitation Management and Health Project, which will improve city sewerage systems and hygiene in poor neighborhoods of Medan and Yogyakarta; and (iii) the Urban Sanitation and Rural Infrastructure Support to the National Program for Community Empowerment (PNPM) Mandiri Project, set for approval in 2011, which will aim to bring better access to sanitation facilities for the poor. The Decentralized Health Services Project improved the provision of mother and child health care.
- **The Lao People's Democratic Republic.** ADB's assistance contributed to reaching the MDG target in primary education. The Basic Education (Girls) Project increased enrollment rates, especially among girls, through the building of classrooms, provision of grants to school children, and the recruitment and training of teachers who were deployed in remote and ethnic areas, and by promoting parents' awareness on the importance of education. The Second Education Quality Improvement Project also expanded access to education through the establishment of more than 400 schools and school cluster resource centers and by training more than 13,000 teachers.
- **The Philippines.** The Philippines' midterm progress on the MDGs shows a mixed picture. Substantial ground was covered in promoting gender equality but the target on poverty and hunger is unlikely to be achieved by 2015. ADB approved a $400 million loan to support expansion of the Philippines' conditional cash transfer program. The project provides direct financial support to 582,000 of the poorest families on the condition that they keep their children in school and ensure that children and pregnant women get regular health checkups in return for the cash grants.
- **Viet Nam.** The country's success in reducing poverty continues, from 58.1% of the population in 1993 to 14.5% in 2008. It is an early achiever in halving extreme poverty as measured by the number of people living on $1.25 or less a day. ADB has contributed to this progress through lending and non-lending operations, policy advice, and knowledge products that are improving infrastructure, accelerating rural development, providing better and more accessible education and health services, reforming the finance sector, and strengthening public administration.

also got under way. These strategic products were taken up at the 16th GMS Ministerial Conference in August in Ha Noi, Viet Nam. Initiatives to further improve coordination with development partners were also continued.

The Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA) made significant progress on project development. With continued relevance of the BIMP–EAGA Roadmap to Development, 2006–2010, the countries agreed to formulate an implementation blueprint for the next 5 years to realize the subregion's strategic goals.

Leaders of the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT) countries endorsed 10 priority connectivity projects worth $5.2 billion, which ADB helped identify. A midterm review of the IMT–GT Roadmap 2007–2011 and its business processes was completed.

KNOWLEDGE MANAGEMENT

ADB's Southeast Asia Department (SERD) introduced a knowledge management framework and action plan to rationalize and systemize its knowledge work. The framework recognizes the significant development knowledge work under way within its current cycle of operations. This includes more detailed country and sector analyses required to identify development needs and strategies; knowledge

Table 33 **Southeast Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
Cambodia	21	44.3	30.8	53.5	61.1	–	6.3
Indonesia	30	890.8	721.9	965.8	732.7	10.0	10.0
Lao People's Democratic Republic	8	14.5	24.1	22.2	37.0	–	6.7
Philippines	9	13.1	1,314.1	31.1	1,317.5	–	–
Thailand	2	–	–	–	–	–	–
Viet Nam	55	610.2	1,782.0	406.7	1,093.4	7.3	2.3
Total	125	1,572.8	3,873.1	1,479.3	3,241.7	5.6	5.2

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 34 **Southeast Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Cambodia	19	20.1	28.9	17.9	21.6	–	–
Indonesia	2	35.7	52.7	51.5	59.3	50.0	33.3
Lao People's Democratic Republic	19	40.6	49.4	35.3	33.0	–	–
Philippines	1	0.0	0.0	0.0	3.0	–	–
Thailand	–	–	–	–	–	–	–
Viet Nam	4	6.7	9.8	6.8	10.2	–	–
Total	45	103.1	140.9	111.5	127.1	2.2	3.0

– = nil, 0.0 = amount less than $50,000.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

and analyses needed to design and prepare lending and non-lending products; knowledge that is transferred as part of project implementation and capacity development activities; and the lessons learned for future better practice from project evaluations carried out by developing member countries, SERD, and the Independent Evaluation Department. Steps were also taken to ensure that knowledge is better communicated through specific plans, initially through technical assistance.

PORTFOLIO MANAGEMENT

Measures to improve portfolio performance increasingly focused on addressing systemic issues affecting project implementation and on achieving results. These included intensified use of project readiness filters, regular country- and sector-based portfolio performance reviews, improved project implementation arrangements, strengthened staff capacity through training and mentoring, and rationalized project extensions based on their relevance and cost benefits.

There were 125 ongoing loans and 45 ongoing grant projects in the region. Contract awards reached $1.68 billion and disbursements totaled $1.59 billion. The technical assistance portfolio comprised 199 active projects, amounting to $357 million, of which 87% were rated *satisfactory*.

COUNTRY HIGHLIGHTS

Brunei Darussalam

Partnership priorities. Brunei Darussalam supported BIMP–EAGA ministerial and senior officials meetings, and national consultation meetings to firm up connectivity projects in the subregional priority pipeline; and the establishment of a subregional facility to develop projects under a public–private partnership modality.

Table 35a **Southeast Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Cambodia	–	**160.8**	**36.8**	**197.6**
LOANS				
Financial Sector Development Program II (Subprogram 4)	–	10.0	–	10.0
Promoting Economic Diversification Program (Subprogram 2)	–	10.0	–	10.0
Public Financial Management for Rural Development Program (Subprogram 2)	–	10.0	–	10.0
Rural Roads Improvement	–	35.0	24.8	59.8
Water Resources Management Sector Development Program				
– Program Loan	–	20.0	–	20.0
– Project Loan	–	10.0	12.0	22.0
GRANTS				
Financial Sector Development Program II (Subprogram 4)	–	5.0	–	5.0
Greater Mekong Subregion Biodiversity Conservation Corridor	–	19.0	–	19.0
Promoting Economic Diversification Program (Subprogram 2)				
– Program Grant	–	9.0	–	9.0
– Project Grant	–	5.0	–	5.0
Public Financial Management for Rural Development Program (Subprogram 2)				
– Program Grant	–	10.0	–	10.0
– Project Grant	–	5.0	–	5.0
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	10.0	–	10.0
Water Resources Management Sector Development Program	–	2.8	–	2.8
Indonesia	**485.0**	–	**57.8**	**542.8**
LOANS				
Infrastructure Reform Sector Development Program (Subprogram 3)	200.0	–	–	200.0
Java–Bali Electricity Distribution Performance Improvement	50.0	–	50.0	100.0
Metropolitan Sanitation Management and Health	35.0	–	–	35.0
Sixth Development Policy Support Program	200.0	–	–	200.0
GRANTS				
Citarum Watershed Management and Biodiversity Conservation	–	–	3.8	3.8
Java–Bali Electricity Distribution Performance Improvement	–	–	1.0	1.0
Mount Merapi Disaster Response	–	–	3.0	3.0
Lao People's Democratic Republic	–	**151.6**	**49.9**	**201.5**
GRANTS				
Greater Mekong Subregion Biodiversity Conservation Corridor	–	20.0	–	20.0
Greater Mekong Subregion Northern Power Transmission	–	20.0	37.9	57.9
Northern and Central Regions Water Supply and Sanitation Sector (Supplementary)	–	6.6	–	6.6
Northern Greater Mekong Subregion Transport Network Improvement (Supplementary)	–	27.0	–	27.0
Northern Rural Infrastructure Development Sector	–	23.0	–	23.0
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	12.0	–	12.0
Second Northern Greater Mekong Subregion Transport Network Improvement	–	20.0	12.0	32.0
Strengthening Technical and Vocational Education and Training	–	23.0	–	23.0
Philippines	**600.0**	–	–	**600.0**
LOANS				
Financial Market Regulation and Intermediation Program (Subprogram 2)	200.0	–	–	200.0
Social Protection Support	400.0	–	–	400.0
Thailand	**300.0**	–	–	**300.0**
LOAN				
Capital Market Development Program	300.0	–	–	300.0
Viet Nam	**510.0**	**580.0**	**75.4**	**1,165.4**
LOANS				
Greater Mekong Subregion Ben Luc-Long Thanh Expressway Project – Tranche 1	350.0	–	–	350.0
Greater Mekong Subregion Biodiversity Conservation Corridor	–	30.0	–	30.0
Health Human Resources Sector Development Program				
– Project Loan	–	30.0	–	30.0
– Program Loan	–	30.0	–	30.0
Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program – Tranche 1	40.0	–	36.4	76.4
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	27.0	–	27.0
Second Northern Greater Mekong Subregion Transport Network Improvement	–	75.0	–	75.0
Second Small and Medium-Sized Enterprises Development Program (Subprogram 1)	–	40.0	–	40.0
Skills Enhancement[b]	–	70.0	–	70.0
SOE Reform and Corporate Governance Facilitation Program – Tranche 1	120.0	10.0	–	130.0
Strengthening Water Management and Irrigation Systems Rehabilitation	–	100.0	28.0	128.0
Sustainable Rural Infrastructure Development Project in Northern Mountain Provinces[b]	–	108.0	–	108.0
Third Financial Sector Program (Subprogram 2)	–	60.0	–	60.0
GRANT				
Health Human Resources Sector Development Program	–	–	11.0	11.0
Total	**1,895.0**	**892.4**	**219.8**	**3,007.2**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Totals may not add up because of rounding.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.
b Consists of two ADF loans.

Table 35b **Southeast Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR			Cofinancing		Total
	Loans	Guarantees	Equity Investments	Project[b]	Commercial	
Indonesia	**300.0**	–	–	–	–	**300.0**
Housing Finance Program	300.0	–	–	–	–	300.0
Thailand	**204.3**	–	–	2.0	–	**206.3**
Bangchak Solar Power	134.3	–	–	–	–	134.3
Solar Power	70.0	–	–	2.0	–	72.0
Total	**504.3**	–	–	2.0	–	**506.3**

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.
b Includes nonsovereign grants.

Impact of operations. Following ADB's first reimbursable technical assistance to support the establishment of a strategy and action plan to develop the country's capital market, a follow-on technical assistance on public financial management (also on a reimbursable basis) was approved to enhance skills in fiscal management and improve the efficiency of government spending.

Cambodia

Partnership priorities. ADB's country operations business plan, 2010–2013, was fully aligned with the government's National Strategic Development Plan Update 2009–2013. The plan continued to support more inclusive and diversified economic growth and greater poverty reduction through more targeted interventions in agriculture and rural development, the private sector, governance and capacity development, and regional economic integration.

Impact of operations. The completed National Road No. 6 under the GMS Cambodia Road Improvement Project reduced travel time from 6 hours to 2 hours between the Thai border at Poipet to the tourism hub of Siem Reap. This led to an almost tripling of the number of foreign tourists traveling by this road. The Tonle Sap Rural Water Supply and Sanitation Sector Project expanded access to safe water and sanitation, resulting in better health and greater convenience, especially for women and girls.

Indonesia

Partnership priorities. ADB's strategic priorities were updated for better alignment with the government's medium-term development plan for 2010–2014. Its partnership priorities aimed to support poverty reduction through more rapid, more sustainable, and more inclusive economic growth. It focused on improved infrastructure, better management of natural resources, enhanced access to education, improved public financial management, and climate change mitigation and adaptation. A nonsovereign operation was prepared to develop energy efficiency financing.

Impact of operations. The Java–Bali Electricity Distribution Performance Improvement Project sought to mitigate the impact of climate change through raising energy efficiency. The government's National Program for Community Empowerment (PNPM), initiated in 2007 and supported by ADB, provided financing to more than 36,000 villages for building or upgrading more than 40,000 kilometers of rural roads and 9,000 bridges, 1,000 irrigation systems, 10,450 clean water supply units, and 4,822 sanitation units. ADB's support to upgrade urban slums assisted some 180,000 poor urban households in 32 cities. The Metropolitan Sanitation Management and Health Project will further provide 2.7 million people access to improved sanitation. The Sixth Development Policy Support Program continued reforms to improve the investment climate, strengthen public financial management and governance, and improve the access of the poor to public services.

The Lao People's Democratic Republic

Partnership priorities. The evaluation of ADB's assistance program for the Lao PDR for 2000 to 2009 concluded that assistance was successful, relevant, and effective. ADB's strategy and program for 2007–2011 remained relevant to the country's development context. Country and

Table 36 **Southeast Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a, b]**
($ million)

Country	Lending	Disbursements
Cambodia	1,167.8	904.0
Indonesia	26,492.5	20,220.7
Lao People's Democratic Republic	1,211.5	1,194.7
Malaysia	1,997.5	1,414.0
Myanmar	530.9	411.8
Philippines	12,428.9	9,821.0
Thailand	5,969.5	4,239.8
Viet Nam	9,285.0	4,158.7
Total	**59,083.6**	**42,364.7**

a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

Table 37 **Southeast Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Cambodia	255.7	–	90.3	346.0
Indonesia	–	307.0	108.0	415.0
Lao People's Democratic Republic	338.8	–	51.3	390.0
Malaysia	–	–	–	–
Myanmar	–	–	–	–
Philippines	–	3.0	32.7	35.7
Thailand	–	–	2.0	2.0
Viet Nam	45.6	–	104.5	150.1
Regional	–	–	10.1	10.1
Total	**640.1**	**310.0**	**398.8**	**1,348.9**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Excludes cofinancing not administered by ADB.

sector programming consultations with the government commenced to determine ADB's strategic focus to support the objectives of the new Seventh Five-Year National Socio-Economic Development Plan.

Impact of operations. The $1.2 billion Nam Theun 2 Hydropower Project started operation under a concession arrangement, generating revenues for the government amounting to $6 million in fiscal year (FY) 2009 and $10 million in FY2010 that were invested in education, health, environment, and rural infrastructure. The concession agreement stipulated that operations of the hydroelectric power plant will be turned over to the government, free of charge, at the end of 25 years.

Table 38 **Southeast Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Cambodia	81.7	–	81.7
Indonesia	–	298.5	298.5
Lao People's Democratic Republic	85.6	–	85.6
Philippines	–	3.0	3.0
Thailand	–	–	–
Viet Nam	34.2	–	34.2
Regional	–	–	–
Total	**201.5**	**301.5**	**503.0**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Malaysia

Partnership priorities. Malaysia continued to firm up its partnership with ADB under the BIMP–EAGA and the IMT–GT, contributing projects to the fast-track pipeline of priority infrastructure projects in the subregion and collaborating on trade facilitation initiatives. Malaysia also worked closely with ADB to develop regional finance markets, including support to the Islamic Financial Services Board to foster international prudential standards and liquidity management for Islamic financing systems, and the ASEAN capital market integration implementation plan. With progress in these areas and the launching of the Tenth Malaysia Plan, Malaysia agreed to develop a country partnership with ADB.

Myanmar

Partnership priorities. ADB continued to monitor economic developments in Myanmar in coordination with the development partner community. ADB also facilitated support for the United Nations Development Programme to build statistical capacity. Myanmar participated in major GMS meetings and in some regional technical assistance projects. ADB's last loan project to Myanmar was approved in 1986 and its last technical assistance project was approved in 1987.

FIGURE 17 **Southeast Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Brunei Darussalam
Cambodia
95.0
71.7
Indonesia
785.0
2,184.2
Lao People's Democratic Republic
0.12
Malaysia
Myanmar
Philippines
600.0
1,176.1
Thailand
504.3
77.1
Viet Nam
1,090.0
1,925.9
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 18 **Southeast Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Brunei Darussalam
Cambodia
65.8
108.7
Indonesia
7.8
5.0
Lao People's Democratic Republic
151.6
126.6
Malaysia
Myanmar
Philippines
4.9
Thailand
2.0
Viet Nam
11.0
3.5
0
50
100
150
200
2009
2010

FIGURE 19 **Southeast Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cambodia
53.5
61.1
Indonesia
1,079.8
739.9
Lao People's Democratic Republic
23.4
37.0
Malaysia
Myanmar
Philippines
114.1
1,317.5
Thailand
32.1
Viet Nam
406.7
1,118.4
0
200
400
600
800
1,000
1,200
1,400
2009
2010

FIGURE 20 **Southeast Asia: ADB Grant Disbursements by Country,[a] 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cambodia
17.9
21.6
Indonesia
51.5
59.3
Lao People's Democratic Republic
35.3
33.0
Malaysia
Myanmar
Philippines
3.0
Thailand
Viet Nam
6.8
10.2
0
40
80
120
160
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

SOUTHEAST ASIA

Environmental Knowledge Base Evolves

An ADB-supported information center has become a valuable resource for development planners

Government ministers in the Greater Mekong Subregion (GMS) are now able to map the results of a regional technical assistance program that has evolved into an important information tool for investment decision makers seeking environmentally sustainable growth.

In 2010, the first regional grant/loan program for scaling up investment in conservation areas was prepared using a user-friendly geographic information system-based Map Tool anchored to information provided by an Environment Operations Center (EOC) in Bangkok.

The EOC has its origins in the GMS Core Environment Program and Biodiversity Conservation Corridors Initiative (CEP-BCI), which began in 2006 as a technical assistance project to reconcile development pressures with the need to conserve the subregion's biodiversity and critical ecosystems.

The EOC serves as the technical secretariat to the Working Group on Environment. Over the years, it has developed capacity as an information and knowledge clearinghouse for environmental management in the GMS.

A range of CEP-BCI interventions has focused on reducing the environmental impact of economic corridors and enhancing positive impacts, such as the new livelihood opportunities that can be derived from linking development hubs with remote, impoverished areas.

The initiative has piloted innovative planning approaches to maintaining and restoring ecosystems affected by development. These have included involving local communities in adopting good land management regimes, piloting of revolving funds to improve rural livelihoods, and improvements in both government and civil society's ability to plan for sustainable development.

Knowledge and information generated through CEP-BCI activities have raised awareness of environmental issues and proved to be a valuable resource for planning and investment decision making in the GMS.



Villagers in Ratchaburi, Thailand, build a check dam

The Philippines

Partnership priorities. ADB and the government continued to emphasize fiscal consolidation, an improved investment climate, and the accelerated attainment of the MDGs. ADB, in close coordination with government, private sector, and civil society, initiated the preparation of a new country partnership strategy for 2011 to 2016 that will be aligned with the Philippine Development Plan for 2010 to 2016.

Impact of operations. ADB helped the government expand its social protection program, the *Pantawid Pamilyang Pilipino* Program, and associated sector reforms through the $400 million Social Protection Support Project, using experience from globally successful conditional cash transfer programs. The program will benefit more than half a million poor families. ADB also supported reforms in financial market regulation and intermediation encompassing the Securities and Exchange Commission, Insurance Commission, and the central bank's oversight of the finance sector, through a $200 million loan. ADB also supported the new government in improving the institutional framework for public–private partnerships.

Thailand

Partnership priorities. The country partnership strategy for 2007–2011 remained relevant despite the global economic crisis and domestic developments, with emphasis on infrastructure, capital market, and environmentally sustainable developments. Policy dialogue focused on capital market development, the promotion of public–private partnerships, and inclusive growth.

Developing the Policy Makers of the Future

Established in 2002, the Phnom Penh Plan has already helped train more than 1,600 GMS officials

The Phnom Penh Plan for Development Management (PPP), established in 2002, aims to develop leaders and change agents in the Greater Mekong Subregion (GMS) who are capable of shaping policies and implementing GMS programs and projects effectively.

Total funding for the PPP since 2003 amounts to $9.7 million, from ADB and the governments of the People's Republic of China, France, the Republic of Korea, and New Zealand. Thanks to this support, the PPP has become a core program for the GMS.

Implemented by a network of partners that targets GMS civil servants, the PPP has, to date, delivered 85 learning programs to 1,668 junior, mid-level, and senior GMS officials on development management, regional cooperation, and public policy. It also supports learning resource centers at the ADB resident missions in Cambodia and in the Lao People's Democratic Republic.

The PPP Fellowship Program is aimed at executive and leadership development of senior and mid-career civil servants, while its research program supports collaborative applied and policy-oriented studies on emerging issues among GMS institutions. PPP research grants are made to partner research institutions, universities, and think tanks in the subregion to enhance their capacity.

To promote the dissemination of knowledge, regular GMS dialogue and alumni meetings are supplemented by newsletters, websites, and networking events.



Preparing operational plans in Phnom Penh using a GANTT chart

Impact of operations. ADB's Capital Market Development Program supported reforms for an expanded, diversified, inclusive, and stable capital market leading to increased domestic financing of investments. An ADB technical assistance helped the government to address the enabling environment for mainstreaming public–private partnerships.

Viet Nam

Partnership priorities. ADB's country partnership strategy and operational programs continued to focus on economic growth, social development, and environmental management. ADB's engagement achieved these priorities by developing infrastructure, such as road transport networks, urban mass transit systems, water management and irrigation, and rural infrastructure. The promotion of small and medium-sized enterprises, a strengthened financial system (including the capital market), improvements to efficiency in public administration and governance, and enhancements to technical and vocational training helped achieve these goals, as did supporting policy reform in health workforce management and financing, and fostering regional cooperation and integration.

Impact of operations. ADB, in collaboration with development partners, helped accelerate project startup and implementation through harmonized feasibility study requirements, guidelines for environmental assessment, resettlement and cost norms, and monitoring tools. ADB's Third Financial Sector Program Cluster, approved in 2007, contributed to creating a more diversified, deeper, and resilient sector. The second subprogram loan under the cluster expanded reforms in the finance sector by developing the securities and bond markets. It also increased transparency and strengthened legal, regulatory, and enforcement frameworks. The program helped sustain high economic growth during the financial crisis in 2008 and 2009, which averaged about 6% and had increased to almost 7% in 2010. It also reduced the vulnerability of families falling into poverty because of the financial crisis.

CHAPTER 12

NONSOVEREIGN OPERATIONS



Private sector investment is a primary engine of economic growth. In 2010, ADB's private sector operations became increasingly active in promoting environmentally sustainable growth through clean energy projects and funds. By the end of the year, the value of the nonsovereign portfolio of loans, equity investments, and guarantees had reached $5.3 billion.

By catalyzing private investments and lending, ADB mobilizes substantial resources for development. Its support for innovative and replicable private sector projects aims to promote broad-based, inclusive growth, maximizing development impact and enhancing the transfer of knowledge.

ADB's assistance to private sector entities and/or state-owned enterprises is provided through several channels: loans without sovereign guarantees, equity investments, credit enhancement products, and B-loans (see Glossary), where ADB acts as the arranger of a complete financing package for a project in which local and international commercial banks and other financial institutions participate. Companies receiving assistance benefit both from the funds and from the expertise and guidance of the ADB team.

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which aim to scale up private sector development and private sector operations in all operational areas, targeting 50% of annual operations by 2020.

The number of developing member countries which were assisted with nonsovereign projects has more than doubled in the last decade, from 10 in 2000 to 23 in 2010.

Support for the MDGs through Private Sector Operations

- The development impact of ADB's private sector operations emanates from the broader links between infrastructure and finance sector development, economic growth, and poverty reduction. In this way, all of ADB's assistance to the private sector helps advance, directly or indirectly, progress toward eradicating extreme poverty and hunger (Millennium Development Goal [MDG] 1).
- To ensure environmental sustainability (MDG 7), ADB seeks to set high standards on environmental and social practices in the projects it finances. An environmental and social management system is required for all private equity funds and financial intermediaries receiving ADB assistance. Compliance with ADB environmental and social safeguards is ensured for infrastructure projects. The private sector portfolio also includes investments in water and wastewater projects that directly contribute to achieving MDG 7. For example, the Songhua River Basin Water Pollution Control and Management Project, approved in 2010, will provide basic sanitation services to 2 million households in the north of the People's Republic of China.
- The private sector is specifically mentioned in developing global partnerships (MDG 8) by making available the benefits of information and communication technologies. ADB's private sector operations help achieve this target by investing in various telecommunications projects in Afghanistan, Bangladesh, and Papua New Guinea. MDG 8 also has targets addressing the needs of landlocked countries—to which ADB's support for projects like the Zvartnots Airport in Armenia contributes directly.

PRIVATE SECTOR OPERATIONS

Private sector operations accounted for the largest part of ADB's nonsovereign operations, with loans of $1,053 million, equity investments of $243 million, guarantees of $300 million, $320 million in B-loans, and a $2 million grant in 2010.

Private sector operations are fully aligned with Strategy 2020's three development agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. In supporting inclusive economic growth, ADB's private sector operations are active in infrastructure and financial and capital market operations (involving banks, non-bank financial institutions, and private equity funds).

To support environmentally sustainable growth, ADB is increasingly active in assisting clean energy projects and funds. Approvals in 2010 included six projects related to renewable energy, amounting to $523 million and representing 27% of the total. One example is ADB's growing role in regional clean energy funds, described in more detail on page 96. ADB encourages regional integration directly through the Trade Finance Program, which supported 440 intra-regional transactions, with 88% of the deals backing trade between two developing member countries (See page 97).

Recently, private sector operations have increasingly focused on countries eligible for concessionary finance under the Asian Development Fund, and on more challenging

First Private Loan in Pacific Broadens Communications

An ADB project in Papua New Guinea is making affordable phone services available to a quarter of the population

A $25 million loan to Digicel Ltd. in Papua New Guinea, approved in September 2009, marked ADB's first private sector infrastructure project in the Pacific, a frontier region that lags far behind much of the rest of Asia for want of investment in key sectors of the economy.

Digicel is using the loan to expand and improve its mobile phone network, with the aim of making available high quality, affordable mobile telecommunications services to 25% of the 7 million strong population by 2011. By adding switches, upgrading its billing system, and expanding its network coverage to 500 sites from the previous 400, mostly in rural areas, Digicel is connecting peoples and communities that have had no access to telecommunications.

For an island nation like Papua New Guinea, phone connections will contribute to more efficient delivery of services; for instance, natural disaster alerts can be disseminated faster, improving public safety. There will also be more school days in the highlands as teachers need not take time off to trek for days to banks to confirm if their wages have been paid.

The project also provides employee training and development, and offers business opportunities to staff, dealers, and contractors in underdeveloped areas in the country. By engaging ADB, Digicel is ensuring best practice in corporate governance and social responsibility, including the monitoring of social and environmental safeguards. Meanwhile, ADB's support encourages similar good practices among other firms, and catalyzes commercial lending to the broader private sector.

Digicel's expanded operations will yield about $90 million in license fees and corporate income taxes over 10 years, providing crucial revenue for the government to engage in other development initiatives.



In Papua New Guinea, phones will contribute to more efficient service delivery

sectors across all developing member countries. For example, ADB approved its first infrastructure investment in Armenia, as well as a loan for the first commercial solar power plant in Thailand, and implemented its first private sector infrastructure project in the Pacific. (See story above.)

ADB also introduced new programs partnering with private financial institutions to extend its reach to microfinance borrowers and to homeowners. In 2010, ADB produced its first development effectiveness report for private sector operations. The report is the first of an annual series evaluating how successfully ADB's assistance to the private sector has promoted its development agenda. (See page 93 for more information about how private sector operations contribute to achieving the MDGs.)

By the end of 2010, the private sector portfolio reached $5.3 billion, consisting of $2.9 billion in direct loans, $1.3 billion in equity investments, and $1.0 billion in guarantees. The average project size was $76 million over 18 projects (excluding the Housing Finance Facility and the Microfinance Risk Participation Program approved in 2010).

Two main objectives of private sector operations are to create projects that can be replicated in different settings and to catalyze additional private investment. Both aims depend on transfers of knowledge and information to investors. By leveraging its experience in innovative projects, ADB reduces uncertainties about new business practices, technologies, geographies, or sectors. Accordingly, approvals in 2010 included two follow-on projects that leveraged knowledge



The Meihekou City water treatment plant in the People's Republic of China. ADB sets high standards in financing such projects

A Catalyst for Clean Energy Investment

ADB provides early equity support to funds investing in alternatives to fossil fuels

Just a few years ago, the investment community paid scant attention to clean energy companies and projects combating the effects of climate change. Today, it is a sector of great interest for private equity funds seeking returns for investors, and ADB has played a part in highlighting the opportunities it represents.

Recognizing its key role as a catalyst in a market with potential for supporting environmentally sustainable development, in 2007, ADB allocated $100 million for investment in clean energy funds. It invited fund managers to create funds with investment strategies aligned with ADB's goal of promoting alternatives to coal, oil, and gas to fuel Asian growth.

By the end of 2009, two funds were operational. ADB put $20 million into the $228 million China Environment Fund III, managed by Beijing-based Tsing Capital, and invested in the $54 million Asia Clean Energy Fund managed by the Republic of Korea's GS Group. Like any private equity investor, ADB takes cash returns from the funds' investments.

By the end of 2010, another ADB-supported fund, the South Asia Clean Energy Fund, achieved first closing, raising a total of $57.62 million in equity and debt commitments.

As a development institution, ADB is in a unique position to shine a light on markets, giving commercial investors encouragement to enter. It has also established numerous other initiatives and created funds to increase knowledge and investments that will help countries achieve energy security and a low-carbon growth path.

ADB committed $1.56 billion to clean energy projects in 2010, up from $230 million in 2003. Its target is for annual investments of $2 billion by 2013.

With $6 trillion of new energy infrastructure needed to meet an expected doubling of energy demand in Asia between 2006 and 2030, increasing investments that make possible the aggressive adoption of renewable energy and energy-efficient technologies across the region—and mitigate the effect of higher fossil fuel consumption—is crucial. By helping draw in private equity capital, ADB plays a small but significant role.



ADB aims to promote alternatives to coal, oil, and gas

gleaned from previous interventions.Knowledge transfers are also promoted through advisory support. For example, each of ADB's investments in private equity funds (accounting for 5% of the value of total private sector approvals) incorporated an environmental and social management system (ESMS). Technical assistance of $250,000 was also approved to increase the use of ESMS in private sector financial institutions. Programmatic approaches for microfinance and housing finance (29% of total approvals) will disseminate good practices for credit analysis in these sectors.

In general, ADB's private sector policy restricts direct funding to a maximum of 25% of any project's total cost. Cofinancing is, therefore, a very important instrument for ADB to maximize support to the private sector. ADB applied its cofinancing instruments to mobilize cofinancing with a variety of partners, catalyzing $320 million of B-loans for three projects with an aggregate cost of $1.8 billion.

The total financing mobilized by ADB's private sector investments ranged from a factor of 1.6 to 17 times the amount of its own funding. In infrastructure, the total estimated project cost of private sector projects was approximately four times ADB's funded participation. The total target size of equity funds was 8.7 times ADB's approved investment, and total trade supported by the Trade Finance Program was 2.3 times the amount of loans and guarantees provided under the program.

NONSOVEREIGN PUBLIC SECTOR OPERATIONS

Since September 2005, ADB has provided lending without sovereign guarantee to public sector entities that are structurally separate from the sovereign or central government. These entities include state-owned enterprises, government agencies, municipalities, and local government units.

Such public nonsovereign operations continued to expand in 2010, consistent with the region's growing opportunities for public–private partnerships and local government financing.

ADB contributed $130 million (19% of total capital) to establish the Credit Guarantee and Investment Facility (CGIF), a trust fund of ADB jointly owned with the governments of the Association of Southeast Asian Nations and the People's Republic of China, Japan, and the Republic of Korea (ASEAN+3).

The facility is expected to support the development of the bond markets in ASEAN+3 and promote the resilience of finance sectors in the region. ASEAN+3 and ADB have collaborated and coordinated policy while preparing the CGIF, promoting harmonization of standards and practices for bond issuance within ASEAN+3 and paving the way for regional financial market integration.

The South Asia Department processed a $50 million loan and $250 million guarantee to improve the funding environment for micro, small, and medium-sized enterprises. The facility helps Indian public sector banks raise medium- to long-term funds in international capital markets through loans or bonds backed by ADB guarantees.

The South Asia Department is also collaborating closely with the Government of India on a number of nonsovereign/public–private partnership-enabling projects in various sectors, including transport, water, and power. The Central and West Asia Department is exploring several initiatives to establish legal and regulatory frameworks to attract nonsovereign equity and debt financing for infrastructure, and on developing public–private partnerships.

The East Asia Department processed a nonsovereign loan of $34 million to support a large-scale 100-megawatt wind power project in the People's Republic of China, furthering the country's efforts to develop renewable energy and combat climate change. The Southeast Asia Department negotiated nonsovereign loans with banks in Viet Nam and Indonesia to help small and medium-sized enterprises and exporters gain access to new financial products, helping to increase export competitiveness and create jobs. In Indonesia, the Southeast Asia Department aims to assist the development of energy efficiency financing, providing exporting manufacturers access to technologies to reduce their carbon footprint. In the Pacific, ADB is creating an enabling environment for microfinance, rural finance institutions, and small and medium-sized enterprises through the Pacific Department's Private Sector Development Initiative and technical assistance.

Trade Finance Program

ADB's ongoing Trade Finance Program (TFP) provides guarantees and loans through banks in support of trade. In 2010, the TFP supported almost $2.8 billion in trade, $1.5 billion of which was cofinancing from commercial banks in TFP transactions. The TFP supported 783 transactions and over 270 SMEs in the year. Over 440 transactions supported intraregional trade, 386 of which supported trade between developing member countries (DMCs). While the TFP operated in 14 DMCs in 2010, its five most active markets were Bangladesh, Viet Nam, Pakistan, Sri Lanka, and Nepal, respectively.

(in $ million)

	2010	2009
TFP Exposure	$1,223.27[1]	$ 633.11
Cofinance in TFP	$1,541.89	$1,263.10
Total TFP Support	$2,765.16	$1,896.21

1 This figure represents the cumulative exposure assumed by the Trade Finance Program (TFP) over the course of 2010. The $1 billion TFP limit approved by the Board in previous years (including the $850 million approval of 31 March 2009) represents the maximum exposure TFP can assume at any point in time. This limit has never been breached. Because maturities under TFP transactions tend to be short—average maturity in 2010 was 127 days—TFP exposure can revolve (be re-used) within a year. This explains how TFP's exposure in the course of 2010 was greater than its $1 billion limit without actually breaching the limit at any point in time.

CHAPTER 13

GENERATING AND SHARING KNOWLEDGE



ADB's knowledge solutions made a real, practical contribution in 2010 to inclusive economic growth, environmentally sustainable growth, and regional integration in developing member countries. Through regional forums, an expanded online presence, and other publications, ADB was able to spread information and offer its expertise. Strategy 2020 committed ADB to playing an even bigger role in disseminating knowledge in the future.

Knowledge is a powerful catalyst for propelling development forward and enhancing its effects. Recognizing this, Strategy 2020 committed ADB to playing a bigger part in putting knowledge solutions to work for inclusive economic growth, environmentally sustainable growth, and regional integration in the Asia and Pacific region.

In 2010, to further Strategy 2020's complementary agendas, the Asian Development Bank Institute (ADBI), the Economics and Research Department, the Office of Regional Economic Integration, and the Regional and Sustainable Development Department designed and transferred knowledge solutions with immediate effects and catalytic outcomes in ADB's developing member countries. They were joined by regional departments and 13 Communities of Practice.

INCLUSIVE ECONOMIC GROWTH

Aiming for inclusive economic growth means fostering sustainable opportunities while ensuring broader and equitable access. To this end, ADB continued initiatives to expand human capacity and mitigate extreme inequalities; for example, in education, health, and social protection. Likewise, it promoted infrastructure investments that achieve sustainable economic progress, connect the poor to markets, and increase their access to productive assets.

ADB's flagship publication, *Asian Development Outlook 2010*, tracked the resilience of developing Asia through the recent economic crisis and forecast a strong recovery in the next 2 years. It also discussed the region's challenge to adjust monetary, fiscal, and exchange rate policies to foster macroeconomic stability and sustained growth. The *Asian Development Outlook 2010 Update* identified threats to the region's otherwise sunny short-term horizon. Combined, these publications were viewed online over 133,000 times and cited by the media over 500 times, strengthening ADB's reputation as a source of information and policy analysis.

Another flagship publication, *Key Indicators for Asia and the Pacific 2010*, went beyond providing the latest statistics. A special chapter examined the impacts on growth of a rapidly expanding middle class in the region, stressing that many people in this category with incomes just above poverty levels are still vulnerable to external shock-induced relapses into poverty. The publication, viewed online over 73,000 times, asserted that policies encouraging the creation of more well-paid jobs and advanced education and health care can prevent the return to poverty.

A major study, *Rebalancing for Sustainable Growth: Asia's Postcrisis Challenge*, identified structural issues and policies that can help Asian policy makers raise domestic and regional demand, thereby reducing dependence on exports to developed economies and creating a basis for sustainable long-term growth. The recommendations provided background for a report by the Asian Policy Forum (with the support of ADBI) entitled *Policy Recommendations to Secure Balanced and Sustainable Growth in Asia*. Published in October, it was submitted to the G20; Asia-Pacific Economic Cooperation; Association of Southeast Asian Nations and the People's Republic of China, Japan, and the Republic of Korea (ASEAN+3); and East Asia Summit meetings.

ADB also organized the *Regional Forum on Impact of the Global Economic and Financial Crisis* series to explore initiatives to address the crisis at the country, subregional, and regional levels. The Third Forum, held in Manila in November, gathered finance ministers, central bank governors, and government officials, and concluded that developing Asia and the Pacific should implement macroeconomic and regulatory policies that sustain recovery and make their economies more resilient to crises. Also highlighted was the imperative for better policy coordination.

To promote inclusive education, the *Focus on Education* series added four key publications. These discussed the means to address various forms of exclusion from education, explored ways to enhance the role of the private sector, and showcased Sri Lanka's success with technical and vocational education and training.

To develop governments' capacity to address the needs of the poor and vulnerable, ADB implemented technical assistance grants that expanded conditional cash transfers to poor households in the Philippines; sustained essential

ADB continued initiatives to expand human capacity and mitigate extreme inequalities

expenditures on social services and protection in Georgia; and alleviated the impacts of the recent economic crisis on vulnerable individuals in the Cook Islands, the Marshall Islands, and Tonga. Work on improving capacities to diagnose constraints to inclusive economic growth and improve development planning also expanded to Bhutan, Indonesia, and Papua New Guinea. The report, *Indonesia: Critical Development Constraints*, was launched while work in the two other countries is ongoing. The Government of Indonesia expects the report to be a key input in its dialogue with development partners.

ENVIRONMENTALLY SUSTAINABLE GROWTH

Given that many of the poor depend on natural resources for livelihoods, only growth that is environmentally sustainable can eliminate poverty. To make this happen, ADB supported the use of environmentally friendly technologies, the adoption of environmental safeguards, and development of institutional capacities to strengthen their enforcement.

A key publication, *Preview of Green Growth, Resources and Resilience*, was presented at the Sixth Ministerial Conference on Environment and Development in Asia and the Pacific. This publication identified key priorities, policy bottlenecks, and quick wins, while pinpointing issues on which the region can lead the quest for greener, more inclusive, and resilient growth.

The year also saw ADB's experts increasingly tapped by global authorities to provide critical inputs. For instance, members of the Energy Community of Practice were asked by the International Energy Agency and World Energy Council for inputs on key knowledge products, such as the *World Energy Outlook 2010*.

The Greater Mekong Subregion (GMS) received support from the Bangkok-based and ADB-supported Environment Operations Center. The center has its origins in the GMS Core Environment Program and Biodiversity Conservation Corridors Initiative to reconcile development pressures with the need to conserve the subregion's biodiversity and critical ecosystems. Efforts to build in-house capacity continued.

ADB pursued information dissemination and public outreach for the climate change conference in Cancun, Mexico. ADB raised awareness in the region about climate change and the conference through media tours and an interactive page on its website. At the conference, it helped draw attention to the innovative work being done in Asia and the Pacific, and ADB's catalytic role. This included presentations on mainstreaming climate change considerations into national development strategies across the region, support for renewable energy mapping and climate resilience in Tajikistan and other Central and West Asian countries, the promotion of sustainable transport, and scaling up international climate finance.

REGIONAL INTEGRATION

Regional cooperation and integration (RCI) has vast potential for accelerating economic growth, reducing disparities, raising productivity and employment, and strengthening institutions.

To further integrate RCI into its operations, ADB supported regional and subregional cooperation programs, helped develop cross-border infrastructure, advanced trade and investment, promoted monetary and financial initiatives, and encouraged cooperation in regional public goods. The Phnom Penh Plan for Development Management, established in 2002, continued to support the GMS regional cooperation initiative by developing the capacity of leaders and key change agents to shape policies and implement GMS programs and projects.

An important knowledge product supporting these efforts was the *Institutions for Regional Integration: Toward an Asian Economic Community*. Serving as the final installment in the trilogy of studies on Asian economic integration, this identified gaps in the process of institution building, drew lessons from regional comparisons, and recommended steps to strengthen RCI toward creating an Asian economic community. Consultations in Asia, Europe, and the United States generated rich discussion among key policy makers, think tanks, and civil society.

A book, entitled *Infrastructure for a Seamless Asia*, consisting mainly of ADBI working papers, analyzed major challenges in developing regional infrastructure



Online tools are supporting ADB's regional integration activities

and recommended actions to address them. It received strong attention from senior policy makers, academics, researchers, and media. Senior policy makers and international institutes continue to quote this study's estimates on infrastructure needs. Examples in 2010 are the APEC Finance Ministers' Growth Strategy Report to the Leaders, Kyoto; UNESCAP Chairperson's Summary of the High-level Consultation on Perspectives from Asia and the Pacific on the G20 Seoul Summit, Bangkok; the speech of the First Deputy Managing Director, International Monetary Fund, Ha Noi; and *OECD Southeast Asian Economic Outlook*. ADB is working to put into place the recommendations from the study, such as the establishment of the Asia Infrastructure Fund and the Pan-Asia Infrastructure Forum.

RCI has been evolving slowly in the Pacific. Today, regionalism is led by the Pacific Plan drafted by the Pacific Islands Forum Secretariat. In 2010, ADB analyses helped implement the plan. ADB also helped expand more cost-effective regional public services, such as the Pacific Aviation Safety Office, the Private Sector Development Initiative, the Pacific Regional Infrastructure Facility, and more.

Online information and collaboration tools buttressed ADB's activities for regional integration, among them the AsianBondsOnline (ABO) website and the Asia Regional Integration Center (ARIC) website.

The ABO website—an initiative of ASEAN+3 Finance Ministers—evolved from an information site on local-currency sovereign bonds to a one-stop facility for bond market participants with data, analysis, and original content on bond market developments in emerging East Asia. In 2010, ABO expanded coverage to include corporate bonds. The website's popularity among investors has soared in recent years.

The ARIC website continues to serve as a knowledge and information portal on RCI. It contains databases of integration indicators, free trade agreements, and climate change commitments. It also offers economic and financial data; economic reports, such as the *Asia Economic Monitor*; policy research; and daily summaries of financial markets.

For more information on knowledge products on economic growth, environmentally sustainable growth, and regional integration in the Asia and Pacific region, read Appendix 14 of this report.

CHAPTER 14

FINANCE AND ADMINISTRATION



ADB continued to reprioritize staff development programs and build its people's skills in 2010. A new employee grading system was approved. The addition of more staffing resources will strengthen resident missions and project quality, help to expand private sector operations, and enhance knowledge management. ADB is also streamlining and upgrading its business processes, compensation and benefits schemes, administrative services, and information technology (IT) systems.

HUMAN RESOURCES

Having motivated and talented people working in a supportive environment remains a prime goal for ADB, as the approval in January of a new people engagement strategy and other human resources initiatives attest. Key themes in ADB's human resources initiatives continue to be diversity, gender equality, and inclusiveness.

New staff grading system. A new staff grading system was approved in 2010, placing staff into three categories: International Staff (levels 1–10), National Staff (levels 1–7), and Administrative Staff (levels 1–7). The system appropriately recognizes and acknowledges differences in roles, qualifications, and skills sets. Other key features of the new grading are the level complement system and the job band mechanism, which together were designed to support career progression of national and administrative staff. A new job title framework was also developed to align titles according to core operational and functional areas of Strategy 2020 and to reflect more succinctly the roles and functions of staff positions.

Staff development. ADB continued to reprioritize staff development programs and to collaborate with internal and external partners to enable staff to acquire skills needed to implement operational programs. Through these partnerships, programs in four areas were revamped: ADB-specific business model and procedures; sector, thematic, and country; management and leadership development; and the values that ADB espouses as an institution. As a result, staff members at headquarters and field offices were offered 129 training programs with 2,661 staff members participating in 671 learning sessions.

STAFFING

Additional staffing requirements in 2011. Validation of the workforce plan in 2010 resulted in the approval of 160 new positions for 2011, including 46 international staff, 59 national staff, and 55 administrative positions. These additional staffing resources were agreed to strengthen ADB's capacity in resident mission operations; enhance project quality; promote private sector development, private sector operations, and risk management; and upgrade knowledge management.

2010 staffing. ADB's staff as of 31 December 2010 totaled 2,833 from 59 of its 67 members: 6 members of Management, and 1,024 international and 1,803 national and administrative staff, of whom 565 (about 19.9%) were in field offices. Appointments and departures numbered 148 and 51 among international staff and 210 and 77 among national and administrative staff. There were no departures from Management staff, but one vice-president joined in 2010. Women accounted for 29.1% of the international staff.

ORGANIZATIONAL AND BUSINESS PROCESS REVIEW

Creation of a new vice-president office for private sector and cofinancing operations. A fifth vice-presidency was created in 2010 to support expanding private sector operations and fund mobilization.

Optimization of internal organization and span of control. Following significant staff increases in operations departments, a review of the span of control of directors and country directors across ADB in 2010 concluded that, in some areas, directors were supervising too many staff or weakly related sector or thematic boundaries. The review resulted in the creation of four additional operations divisions and the establishment of four new deputy country directors, all of which will become effective in 2011. The deputy country director positions will strengthen the management structure and increase efficiency in the resident missions in the People's Republic of China, India, Pakistan, and Viet Nam.

ADB's staff as of 31 December 2010 totaled 2,833 from 59 of its 67 members: 6 members of Management, and 1,024 international and 1,803 national and administrative staff

Strengthening resident mission operations. The institutional and management structure of resident missions continued to be strengthened to support project quality and an expansion in operations through (i) delineating more clearly their three core functions—country economics, strategy, and programming; country operations; and finance and administration; (ii) establishing and/or formalizing deputy country director positions, particularly for larger resident missions; and (iii) firming up the resident mission management team concept.

Organization review of support departments. Independent consultants conducted a review of the Controller and IT departments to streamline processes, enhance efficiencies, and strengthen governance. The consultants issued their report in November 2010. Management is formulating plans to address the recommendations and start implementing them early in 2011.

COMPENSATION AND BENEFITS

The Comprehensive Review of International Staff Salaries and Benefits was undertaken, with recommendations submitted to the Board of Directors in November. The Board approved the retention of the market-based approach and adoption of changes to the international staff compensation methodology, such as flexibility in determining the overall average increase to achieve full parity with the market by 2015 (prioritizing levels 1–6), suspension of the bonus scheme until 2015, reallocation of the bonus pool to salary increases to reward individual performance with more differentiation, and introduction of team rewards and spot awards.

A 1.7% weighted average increase in the salary structure and a 3.3% salary increase for international staff were approved. With the reallocated bonus pool, the total average salary increase is 4.3%. Based on the new grading system, a 3.9% weighted average increase in salary structure and a 7.6% salary increase were approved for national staff and administrative staff at headquarters. A 10% average salary increase for national and administrative staff in field offices is being considered. The new grading system, salary structures, and salary increases are effective from 1 January 2011.

With the endorsement of the Pension Committee, Management approved ADB's additional contribution of $63.147 million to the Staff Retirement Plan for the plan year 1 October 2009 to 30 September 2010. This is to partially reduce the plan's unfunded past service liability and potentially reduce the revealed contribution rate for the Staff Retirement Plan in future years.

INTERNAL ADMINISTRATIVE EXPENSES

Internal administrative expenses totaled $430.57 million including the administrative expenses for Independent Evaluation Department (IED) of $8.22 million, compared to the budget of $439.49 million (including the budget for IED of $8.36 million). Of the total savings of $8.92 million, about 1.82% of the 2010 internal administrative expenses budget amounting to $8.0 million is being carried forward to 2011. An overrun of $0.51 million under the Board of Governors mainly to support the host government (Uzbekistan) in providing logistics to the 43rd annual meeting was met through reallocation from the general contingency, while overruns in certain budget items in the operational and administrative expenses budget categories were fully met through inter-item transfers or reallocations within the same budget categories. Savings in the operational expenses budget category were mainly attributed to lower-than-budgeted utilization for (i) benefits items such as medical insurance, education assistance and severance pay, and (ii) other expenses such as relocation, staff consultants, and business travel. These savings were partly offset by overruns in staff benefits, mainly because of additional contribution to the staff retirement fund to meet increasing funding requirements, rental subsidy, special allowances to staff in field offices and increased staff development program. The savings in the administrative expenses were realized due to lower-than budgeted utilization for communications, office supplies, equipment, maintenance and support, insurance, and miscellaneous expenses. These savings were partly offset by overruns in contractual services largely for information technology services, and in depreciation, primarily because of completion of various IT projects under the Information System and Technology Strategy, Phase II, completion of various subprojects under the rehabilitation of HQ building



ADB has continued to reprioritize development programs to help staff acquire necessary skills

and enhancement of security, and technology and automation systems, for which depreciation began in 2010.

The internal administrative expenses budget for 2011 is $496.35 million, including a general contingency of 1% ($4.99 million) and after deducting $7.21 million of service charges estimated to be recoverable from administrating trust funds of multilateral and bilateral institutions. The increase of $56.90 million or 12.9% over the 2010 budget reflects a price increase of 4.9% and a volume growth of 8%. The 2011 net IAE budget of $496.35 million consists of $8.95 million for IED and $487.40 million for ADB excluding IED.

In addition to internal administrative expenses, the 2011 budget also includes an annual capital budget of $6.97 million, mainly to fund cyclical capital expenditures for headquarters and field offices.

ADMINISTRATIVE SERVICES

During 2010, the Office of Administrative Services (OAS) focused on meeting the needs of an expanding bank. Additional office space was created in the headquarters and Joy~Nostalg building, which now accommodates 112 staff. In addition, OAS renovated the cafeteria and built a mezzanine floor, renovated the exterior of the building and fire management system, and began construction of a multistory car park.

OAS initiated the green building (Leadership in Energy and Environmental Design) certification from the US Green Building Council, introduced three hybrid vehicles, built a rainwater harvesting facility, and laid the groundwork to generate solar energy at headquarters.

OAS enhanced its information management role through iLink products and information access to communities of practice through mobile and Google map-based applications. The Library Services Steering Committee (2010–2012) was reconvened to formulate user-driven action plans. The function of the information coordinators was expanded to include private sector research.

OAS launched the ADB EmergencyAlert communication tool and the community warden system to better respond to emergencies; formed the interdepartmental Security Advisory Group; supported field office security; strengthened business continuity procedures; enhanced its community relations program through equipment donations; and continued the rollout of eTrip, the online mission travel booking tool.

OAS also reviewed its internal business processes to streamline critical processes and continued to automate asset inventory and monitoring. Partnership with service providers was enhanced through management workshops and client orientation training to strengthen contract management and improve service delivery.

INFORMATION SYSTEMS AND TECHNOLOGY

In line with targeted completion of the Information Systems and Technology Strategy (ISTS II) in December 2011, major projects were finished in 2010 on ADB operations and integrated services covering project and portfolio management for sovereign operations, internal travel, consulting, and procurement systems. The ADB portal was completed, and several departmental websites were given a single look and feel.

Despite an increase in disbursement transaction volume of 16%, the average disbursement processing time was reduced by 5% in 2010

Enterprise architecture was established to provide a solid foundation for ADB's IT systems. Several obsolete systems were replaced with standard Oracle enterprise resource planning platforms, and in preparation for the integrated applications being rolled out for ISTS II, new telecommunications technology was put in place to increase bandwidth connectivity with field offices, network security was strengthened, and server capacity and data storage increased. ADB is also expanding the use of videoconferencing.

The IT department participated to successfully obtain SOX Attestation over internal controls by external auditors. This exercise has been embedded into IT to sustain ADB's continuing commitment to standards and compliance. The IT governance model was strengthened along with the implementation of a comprehensive project management framework to further align IT to business requirements, following international IT standards.

Completion of several other infrastructure projects took account of growing demand for access to IT and requirements to expand services within cost constraints. Upgrades were completed on office automation software and e-mail services. Mobile computing made e-mail access available for most staff regardless of location, while the Office of Information Systems and Technology (OIST) extended services to a 12-hour window for headquarters and field offices and will progress to 24/7 service and support.

LOAN, GRANT, AND TECHNICAL ASSISTANCE DISBURSEMENTS, AND ACCOUNTING

The Controller's Department (CTL) continued to streamline its business processes in the area of loan, grant, and technical assistance disbursements, and accounting, improving both its services to external and internal clients, and its efficiency in carrying out its functions. It has actively contributed to and implemented the recommendations and revisions from ADB's *Streamlined Business Processes (SBP) 2010* initiative, in support of ADB's goal of *Better and Faster Loan Delivery*.

The implementation of the revisions has resulted in increased coordination and interaction with the various

departments during the project processing stage to further enhance one of CTL's most critical functions: ensuring higher quality project design in the areas of fiduciary control, and use of the most efficient and effective financing and disbursement arrangements for the project.

Enhancements and revisions to CTL's Service Level Standards (SLS) for Disbursement Processing (introduced in 2009), along with a series of process streamlining measures in its disbursement operations, has helped the department to manage ADB's continually expanding portfolio efficiently. Despite an increase in disbursement transaction volume of 16%, the average disbursement processing time was reduced by 5% in 2010. The efficiency gains can be attributed to these factors:

- The streamlining measures have resulted in further empowerment of CTL's national staff, resulting in a flatter organizational structure within CTL, and improved responsiveness to ADB's clients.

- The initiation of delegation of disbursement processing of grants to the disbursement units located in resident missions, further reducing the required processing time, and increasing communication with developing member country clients for these transactions.

The improvements and revisions to CTL's SLS have served as a valuable tool in enhancing the effectiveness of its capacity development initiatives for developing member country borrowers, executing agencies, implementing agencies, and ADB staff, by allowing for the design of more customized seminars and workshops tailored to client-specific capacity needs.

In 2010, CTL provided 27 seminars and workshops for over 1,000 participants in DMCs. Disbursement units in resident missions have also played a critical role in this area, by providing numerous capacity-building activities to ADB's clients in DMCs. The resident mission disbursement units' contributions in this area are expected to continue to expand, in an effort to boost CTL's client service and responsiveness further.

CTL is currently working with the Office of Information Systems and Technology to enhance its systems for loan, grant, and technical assistance disbursements, and accounting. A new loan accounting and servicing website is under development and will be available for external and internal clients in 2011, providing comprehensive loan-related data and tools for loan administration. When complete, the outcomes of this initiative will significantly improve client service, efficiency, and internal control.

FINANCIAL REPORTING

The Controller's Department revised accounting policies and strengthened financial reporting procedures in line with the response of global accounting standards to the financial crisis. CTL conducted a preliminary study on international financial reporting standards (IFRS), considering a possible future transition to IFRS from US generally accepted accounting principles (GAAP)-based standards. CTL and the Staff Development Unit arranged training on IFRS to strengthen staff capacity in this area.

CTL continued facilitating Management's assertion and the external auditor's attestation on internal controls for financial reporting, which ADB started in 2008 to improve corporate governance. In 2010, the assertion and attestation for OCR and Special Funds (except for ADBI) was accomplished with an unqualified opinion from the external auditor, Deloitte & Touche. In addition, Management expanded the testing to include trust funds in 2010. This process strengthened staff awareness of internal controls. Training on internal controls, risk assessments, and testing skills was strengthened.

CTL provided accounting support for new trust funds, including the Credit Guarantee and Investment Facility, the ADB Climate Technology Fund, and the ADB Strategic Climate Fund, to ensure ADB can meet its fiduciary responsibility as custodian of the funds it administers. CTL, with the assistance of the Office of Information Systems and Technology, implemented a new accounting system for resident missions and offices. Together with the Budget, Personnel and Management Systems Department, CTL also centralized payroll processing. These changes have improved work efficiency, data reliability, and internal controls of financial transactions in field offices.

CHAPTER 15

APPENDIXES



APPENDIX 1

Members, Capital Stock, and Voting Power
(as of 31 December 2010)

	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
REGIONAL			
Afghanistan	1966	0.038	0.329
Armenia	2005	0.339	0.570
Australia	1966	6.571	5.555
Azerbaijan	1999	0.505	0.703
Bangladesh	1973	1.160	1.226
Bhutan	1982	0.007	0.304
Brunei Darussalam	2006	0.133	0.405
Cambodia	1966	0.056	0.343
China, People's Republic of	1986	7.318	6.153
Cook Islands	1976	0.003	0.301
Fiji	1970	0.077	0.360
Georgia	2007	0.388	0.609
Hong Kong, China	1969	0.618	0.793
India	1966	7.190	6.050
Indonesia	1966	6.185	5.246
Japan	1966	17.723	14.477
Kazakhstan	1994	0.916	1.031
Kiribati	1974	0.005	0.302
Korea, Republic of	1966	5.721	4.875
Kyrgyz Republic	1994	0.340	0.570
Lao People's Democratic Republic	1966	0.016	0.311
Malaysia	1966	3.092	2.772
Maldives	1978	0.005	0.302
Marshall Islands	1990	0.003	0.301
Micronesia, Federated States of	1990	0.002	0.300
Mongolia	1991	0.017	0.312
Myanmar	1973	0.618	0.793
Nauru	1991	0.005	0.302
Nepal	1966	0.167	0.432
New Zealand	1966	1.744	1.694
Pakistan	1966	2.474	2.278
Palau	2003	0.004	0.301
Papua New Guinea	1971	0.107	0.384
Philippines	1966	2.706	2.463
Samoa	1966	0.001	0.299
Singapore	1966	0.129	0.402
Solomon Islands	1973	0.008	0.305
Sri Lanka	1966	0.659	0.825
Taipei,China	1966	1.237	1.288
Tajikistan	1998	0.325	0.559
Thailand	1966	1.546	1.535
Timor-Leste	2002	0.011	0.307
Tonga	1972	0.005	0.302
Turkmenistan	2000	0.288	0.529
Tuvalu	1993	0.001	0.299
Uzbekistan	1995	0.765	0.910
Vanuatu	1981	0.008	0.305
Viet Nam	1966	0.129	0.402
Subtotal		71.361	71.417

	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
NONREGIONAL			
Austria	1966	0.386	0.608
Belgium	1966	0.386	0.608
Canada	1966	5.940	5.051
Denmark	1966	0.386	0.608
Finland	1966	0.386	0.608
France	1970	2.643	2.413
Germany	1966	4.913	4.229
Ireland	2006	0.129	0.402
Italy	1966	2.052	1.940
Luxembourg	2003	0.386	0.608
The Netherlands	1966	1.165	1.230
Norway	1966	0.386	0.608
Portugal	2002	0.129	0.402
Spain	1986	0.386	0.608
Sweden	1966	0.386	0.608
Switzerland	1967	0.221	0.475
Turkey	1991	0.129	0.402
United Kingdom	1966	2.319	2.154
United States	1966	5.908	5.025
Subtotal		**28.639**	**28.583**
TOTAL		**100.000**	**100.000**

Notes: Totals may not sum precisely due to rounding. For other details, see table on Statement of Subscriptions to Capital Stock and Voting Power (OCR-7) in Volume 2 of 2010 Annual Report.

Subscription to the fifth general capital increase are ongoing; shareholding and voting power of members will change from time to time during the subscription period.

a Subscribed capital refers to a member's subscription to shares of the capital stock of ADB.

b The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

APPENDIX 2
Resolutions of the Board of Governors Adopted in 2010

RESOLUTION NO.	SUBJECT	DATE ADOPTED
342	Financial Statements, Management's Report on Internal Control Over Financial Reporting and Independent Auditors' Reports	4 May
343	Allocation of Net Income	4 May
344	Place and Date of Forty-Fourth Annual Meeting (2011)	4 May
345	Reduction of Contribution by Nauru to the Fifth Replenishment of the Asian Development Fund and Second Regularized Replenishment of the Technical Assistance Special Fund	30 August
346	Decisions Relating to Section 5 of the By-Laws	17 December
347	Amendment to Section 7(B)(A) of the By-Laws	17 December

APPENDIX 3
Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2010

SUBJECT	DATE
Our People Strategy	21 January
Review of the Asian Development Bank's Loan Charges and Allocation of 2009 Net Income	12 April
2009 Development Effectiveness Review	21 April
Afghanistan: Proposed Suspension of the Post-Conflict Assistance Phaseout	16 July
Capital Expenditure Proposal for the Risk Management System	22 July
Work Program and Budget Framework, 2011–2013	6 October
2010 Comprehensive Review of Salaries and Benefits for Professional Staff	20 October
Annual Review of Salaries and Benefits for Headquarters National Officers and Administrative Staff	20 October
Review of ADB's Policy-Based Lending	21 October
Refinements to ADB's Results Framework	17 November
Borrowing Program for 2011	6 December
Additional Financing: Enhancing Development Effectiveness	15 December
Review of the Asian Development Bank's Loan Charges and Allocation of 2010 Net Income	16 December
Budget of the Asian Development Bank for 2011	17 December
Asian Development Bank Institute Three-Year Rolling Work Program 2011–2013 and Budget for 2011	17 December

Note: If the Board discussed an R-paper and a W-paper in 2010, only the Board date for the R-paper is given.

APPENDIX 4
Board of Governors
(as of 13 January 2011)

Nguyen Van Giau, Viet Nam
(Chair)

Wangdi Norbu, Bhutan
(Vice Chair)

Josef Pröll, Austria
(Vice Chair)

MEMBER	GOVERNOR	ALTERNATE GOVERNOR
Afghanistan	Omar Zakhilwal	Abdul Qadeer Fitrat
Armenia	Nerses Yeritsyan	Mushegh Tumasyan
Australia	Wayne Swan, MP	David Bradbury, MP
Austria	Josef Pröll	Günther Schönleitner
Azerbaijan	Samir Sharifov	Shahin Mustafayev
Bangladesh	Abul Maal A. Muhith	Md. Musharraf Hossain Bhuiyan
Belgium	Didier Reynders	Gino Alzetta
Bhutan	Wangdi Norbu	Nim Dorji
Brunei Darussalam	Pehin Dato Abdul Rahman Ibrahim	Mohd Roselan Mohd Daud
Cambodia	Keat Chhon	Aun Porn Moniroth
Canada	Lawrence Cannon	James A. Haley
China, People's Republic of	Xie Xuren	Li Yong
Cook Islands	Mark Brown	Garth Henderson
Denmark	Susan Ulbæk	Martin Bille Hermann
Fiji	Josaia Voreqe Bainimarama	Sada Sivan Reddy
Finland	Ritva Koukku-Ronde	Pasi Hellman
France	Christine Lagarde	Ramon Fernandez
Germany	Gudrun Kopp	Rolf Wenzel
Georgia	Kakha Baindurashvili	Zurab Pololikashvili
Hong Kong, China	John Tsang Chun-wah	Norman Chan
India	Pranab Mukherjee	Ashok Chawla
Indonesia	Agus D.W. Martowardojo	Armida Alisjahbana
Ireland	Brian Lenihan, T.D.	Michael J. McGrath
Italy	Mario Draghi	Carlo Monticelli
Japan	Yoshihiko Noda	Masaaki Shirakawa
Kazakhstan	Zhanar Aitazhanova	Ruslan Erbolatovich Dalenov
Kiribati	Natan Teewe	Atanteora Beiatau
Korea, Republic of	Jeung-Hyun Yoon	Choongsoo Kim
Kyrgyz Republic	Chorobek Imashevich Imashev	Emilbek Satarovich Umetaliev
Lao People's Democratic Republic	Somdy Douangdy	Somphao Phaysith
Luxembourg	Luc Frieden	Arsène Jacoby
Malaysia	Dato' Sri Mohd Najib Bin Tun Haji Abdul Razak	Tan Sri Dr. Wan Abdul Aziz bin Wan Abdullah
Maldives	Ali Hashim	Ahmed As-ad
Marshall Islands	Jack J. Ading	Amon Tibon
Micronesia, Federated States of	Finley S. Perman	Lorin Robert
Mongolia	Bayartsogt Sangajav	Purevdorj Lkhasuren
Myanmar	Hla Tun	Daw Myat Myat So
Nauru	Kieren Keke, MP	Tim Drown
Nepal	Surendra Pandey	Rameshore Prasad Khanal
The Netherlands	Ben Knapen	Yoka Brandt
New Zealand	Bill English	John Whitehead
Norway	Ingrid Fiskaa	Henrik Harboe
Pakistan	Abdul Hafeez Shaikh	Sibtain Fazal Halim
Palau	Kerai Mariur	Marino Rechesengel
Papua New Guinea	Peter O'Neill, CMG MP	Simon Tosali
Philippines	Cesar Purisima	Amando M. Tetangco, Jr.
Portugal	Fernando Teixeira dos Santos	Carlos Costa Pina
Samoa	Nickel Lee-Hang	Tupaimatuna Iulai Lavea
Singapore	Tharman Shanmugaratnam	Peter Ong Boon Kwee

MEMBER	GOVERNOR	ALTERNATE GOVERNOR
Solomon Islands	Gordon Darcy Lilo	Shadrach Fanega
Spain	Elena Salgado	José Manuel Campa Fernández
Sri Lanka	Mahinda Rajapaksa	P.B. Jayasundera
Sweden	Joakim Stymne	Per Orneus
Switzerland	Beatrice Maser Mallor	Jurg Benz
Taipei,China	Fai-nan Perng	Ming-Chung Tseng
Tajikistan	Matlubkhon S. Davlatov	Khamdam Tagaymurodov
Thailand	Korn Chatikavanij	Areepong Bhoocha-oom
Timor-Leste	Emilia Pires	Joao Mendes Goncalves
Tonga	Feleti Vaka'uta Sevele	Tiofilusi Tiueti
Turkey	İbrahim H. Çanakcı	Evren Dilekli
Turkmenistan	Guvanchmurad Geoklenov	Muhammetgeldi Atayev
Tuvalu	Monise Tuivaka Laafai	Minute Alapati Taupo
United Kingdom	Andrew Mitchell	Alan Duncan
United States	Timothy Geithner	Robert D. Hormats
Uzbekistan	Rustam Azimov	Galina Saidova
Vanuatu	Moana Kalosil Carcasses, MP	George Singara Maniuri
Viet Nam	Nguyen Van Giau	Nguyen Van Binh

APPENDIX 5
Board of Directors and Voting Groups
(as of 13 January 2011)

Executive Directors	Alternate Directors	Members Represented
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Jacob A. Rooimans	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Richard Edwards	Eduard Westreicher	Austria, Germany, Luxembourg, Turkey, United Kingdom
Marwanto Harjowiryono	C. J. (Stan) Vandersyp	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Michele Miari Fulcis	Jose Miguel Cortes	Belgium, France, Italy, Portugal, Spain, Switzerland
Robert M. Orr	Maureen Grewe	United States
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Siraj S. Shamsuddin	Gaudencio S. Hernandez, Jr.	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Jaejung Song	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Yingming Yang	Xiuzhen Guan	People's Republic of China

APPENDIX 6
Committees of the Board of Directors

Audit Committee
Michele Miari Fulcis *(Chair)*
Robert M. Orr
Jaejung Song
Chaiyuth Sudthitanakorn
Dereck Rooken-Smith
C. J. (Stan) Vandersyp

Budget Review Committee
Yingming Yang *(Chair)*
Phil Bowen
Marwanto Harjowiryono
Masakazu Sakaguchi
Jose Miguel Cortes
Maureen Grewe

Development Effectiveness Committee
Ashok K. Lahiri *(Chair)*
Richard Edwards
Jacob A. Rooimans
Gaudencio S. Hernandez, Jr.
Govinda Bahadur Thapa
Yasuto Watanabe

Compliance Review Committee
Eduard Westreicher *(Chair)*
Howard Brown
Siraj S. Shamsuddin
Chaiyuth Sudthitanakorn
Bounleua Sinxayvolavong
Wilson Kamit

Ethics Committee
Marwanto Harjowiryono *(Chair)*
Phil Bowen
Howard Brown
Ashok K. Lahiri
Yingming Yang

Human Resources Committee
Siraj S. Shamsuddin *(Chair)*
Robert M. Orr
Jaejung Song
Masakazu Sakaguchi
Richard Edwards
Xiuzhen Guan

2010 Annual Report Board Working Group
Wilson Kamit *(Chair)*
Jacob A. Rooimans
Dereck Rooken-Smith
Maureen Grewe
Xiuzhen Guan
Yasuto Watanabe

APPENDIX 7
ADB Institute Advisory Council
(as of 31 December 2010)

Cinnamon Dornsife	Acting Director of the International Development Program, The Paul H. Nitze School of Advanced International Studies, Johns Hopkins University, United States
Masahisa Fujita	President and Chief Research Officer, Research Institute of Economy, Trade and Industry, Japan
Eric Girardin	Professor of Economics, Université de la Méditerranée, Aix-Marseille, France
Stephen Howes	Director and Professor, Crawford School of Economics and Government, Australian National University, Australia
Li Yong	Vice Minister of Finance, Ministry of Finance, People's Republic of China
Sanjiv Misra	Former Minister of State, Government of India
Juzhong Zhuang	Deputy Chief Economist, Asian Development Bank (acting Advisory Council member)

ADB Institute Dean

Masahiro Kawai (January 2007–present)
Peter McCawley (January 2003–January 2007)
Masaru Yoshitomi (January 1999–January 2003)
Jesus P. Estanislao (December 1997–January 1999)

APPENDIX 8
Organizational Structure[1]
(as of 28 February 2011)



BOARD OF GOVERNORS
BOARD OF DIRECTORS
OFFICE OF THE COMPLIANCE REVIEW PANEL[2] B. Purdue, Secretary
PRESIDENT H. Kuroda
INDEPENDENT EVALUATION DEPARTMENT[3] H. Rao, Director General
MANAGING DIRECTOR GENERAL R. Nag
ASIAN DEVELOPMENT BANK INSTITUTE M. Kawai, Dean
OFFICE OF THE AUDITOR GENERAL K. Moktan, Auditor General
Special Senior Advisor (Infrastructure and Water) A. Thapan
OFFICE OF ANTICORRUPTION AND INTEGRITY P. Pedersen, Head
STRATEGY AND POLICY DEPARTMENT K. Sakai, Director General
OFFICE OF REGIONAL ECONOMIC INTEGRATION I. Azis, Head
OFFICE OF THE SPECIAL PROJECT FACILITATOR R. May, Special Project Facilitator
OFFICE OF RISK MANAGEMENT J. Limandibrata, Head
DEPARTMENT OF EXTERNAL RELATIONS A. Quon, Principal Director
VICE-PRESIDENT (Knowledge Management and Sustainable Development) U. Schäfer-Preuss
REGIONAL AND SUSTAINABLE DEVELOPMENT DEPARTMENT X. Yao,[4] Director General
ECONOMICS AND RESEARCH DEPARTMENT (Vacant), Chief Economist
EUROPEAN REPRESENTATIVE OFFICE A. Monari Resident Director General
JAPANESE REPRESENTATIVE OFFICE K. Nakamori Resident Director General
NORTH AMERICAN REPRESENTATIVE OFFICE (Vacant) Resident Director General
VICE-PRESIDENT (Operations 1) X. Zhao
SOUTH ASIA DEPARTMENT S. Rahman, Director General
BANGLADESH RESIDENT MISSION T. Kandiah, Country Director
INDIA RESIDENT MISSION H. Kim, Country Director
NEPAL RESIDENT MISSION B. Hitchcock, Country Director
SRI LANKA RESIDENT MISSION R. Vokes, Country Director
CENTRAL AND WEST ASIA DEPARTMENT J. Miranda, Director General
AFGHANISTAN RESIDENT MISSION R. Rinker, Country Director
AZERBAIJAN RESIDENT MISSION O. Norojono, Country Director
KAZAKHSTAN RESIDENT MISSION G. Li, Country Director
KYRGYZ RESIDENT MISSION R. Hiraoka, Country Director
PAKISTAN RESIDENT MISSION R. Stroem, Country Director
TAJIKISTAN RESIDENT MISSION J. Tokeshi, Country Director
UZBEKISTAN RESIDENT MISSION K. Higuchi, Country Director
VICE-PRESIDENT (Operations 2) C. Lawrence Greenwood, Jr.
EAST ASIA DEPARTMENT K. Gerhaeusser, Director General
PRC RESIDENT MISSION P. Heytens, Country Director
MONGOLIA RESIDENT MISSION (Vacant), Country Director
SOUTHEAST ASIA DEPARTMENT K. Senga, Director General
CAMBODIA RESIDENT MISSION P. Kamayana, Country Director
INDONESIA RESIDENT MISSION J. Nugent, Country Director
LAO PDR RESIDENT MISSION C. Chong, Country Director
PHILIPPINES COUNTRY OFFICE N. Jain, Country Director
THAILAND RESIDENT MISSION C. Steffensen, Country Director
VIET NAM RESIDENT MISSION A. Konishi, Country Director
PACIFIC DEPARTMENT R. Wihtol, Director General
PACIFIC LIAISON AND COORDINATION OFFICE E. Zhukov, Regional Director
PACIFIC SUBREGIONAL OFFICE A. Ruthenberg, Regional Director
PAPUA NEW GUINEA RESIDENT MISSION C. Andrews, Country Director
SPECIAL LIAISON OFFICE IN TIMOR-LESTE C. Sugden, Resident Representative
CENTRAL OPERATIONS SERVICES OFFICE H. Sharif, Principal Director
VICE-PRESIDENT (Private Sector and Cofinancing Operations) L. Venkatachalam
PRIVATE SECTOR OPERATIONS DEPARTMENT P. Erquiaga, Director General
OFFICE OF COFINANCING OPERATIONS T. Kondo, Head
VICE-PRESIDENT (Finance and Administration) B. Lohani
OFFICE OF THE SECRETARY R. Dawson, The Secretary
OFFICE OF THE GENERAL COUNSEL J. Hovland, General Counsel
BUDGET, PERSONNEL, AND MANAGEMENT SYSTEMS DEPARTMENT M. Tamagawa, Director General
OFFICE OF ADMINISTRATIVE SERVICES B. Lee, Principal Director
CONTROLLER'S DEPARTMENT H. Jung, Controller
TREASURY DEPARTMENT T. de Longuemar, Treasurer
OFFICE OF INFORMATION SYSTEMS AND TECHNOLOGY S. Chander, Principal Director

1 For a list of management and senior staff, go to www.adb.org/About/management.asp
2 The Compliance Review Panel reports to the Board of Directors.
3 The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.
4 Concurrent Chief Compliance Officer.

APPENDIX 9

Former ADB Presidents and Vice-Presidents

(as of 31 January 2011)

PRESIDENTS	
Takeshi Watanabe	24 November 1966–24 November 1972
Shiro Inoue	25 November 1972–23 November 1976
Taroichi Yoshida	24 November 1976–23 November 1981
Masao Fujioka	24 November 1981–23 November 1989
Kimimasa Tarumizu	24 November 1989–23 November 1993
Mitsuo Sato	24 November 1993–15 January 1999
Tadao Chino	16 January 1999–31 January 2005

VICE-PRESIDENTS	
C.S. Krishna Moorthi	19 December 1966–31 March 1978
A.T. Bambawale	1 April 1978–28 October 1985
M. Narasimham	1 November 1985–31 July 1988
S. Stanley Katz	1 April 1978–28 September 1990
In Yong Chung	1 August 1988–31 July 1993
William R. Thomson	1 October 1990–30 June 1994
Günther G. Schulz	1 April 1983–30 June 1995
Bong-Suh Lee	1 August 1993–31 July 1998
Pierre Uhel	1 July 1995–24 November 1998
Peter H. Sullivan	6 July 1994–20 September 2000
Myoung-Ho Shin	1 August 1998–31 July 2003
John Lintjer	18 January 1999–16 January 2004
Joseph B. Eichenberger	15 December 2000–23 December 2005
Geert H.P.B. van der Linden	1 September 2003–31 August 2006
Khempheng Pholsena	5 April 2004–4 April 2007
Liqun Jin	1 August 2003–18 July 2008

APPENDIX 10

Summary of Internal Administrative Expenses – 2010 and Budget for 2011
($ thousand)

Item	2010 Budget	2010 After Transfers[a]	2010 Actual	Budget 2011
A. **Board of Governors**	2,250	2,764[b]	2,763	2,327
B. **Board of Directors**	**25,952**	**25,952**	**24,617**	**27,298**
Offices of the Directors	14,847	14,847	14,235	15,509
Accountability Mechanism	2,742	2,742	2,162	2,839
Independent Evaluation	8,363	8,363	8,220	8,950
C. **Operational Expenses**	**336,383**	**336,383**	**333,609**	**378,227**
Salaries	168,388	167,900	167,897	190,408
Benefits	100,240	103,266	103,266	111,872
Staff Development	5,330	5,610	5,610	6,323
Relocation	7,813	5,723	5,722	7,922
Consultants	25,630	24,902	24,081	29,293
Business Travel	28,540	28,540	26,704	31,919
Representation	442	442	330	490
D. **Administrative Expenses**	**77,230**	**77,360**	**76,456**	**90,728**
Communications	7,906	7,215	6,998	8,577
Office Occupancy	20,372	20,362	20,315	25,030
Library	1,235	1,244	1,243	1,481
Office Supplies	1,584	1,584	1,537	2,079
Equipment, maintenance and support	7,172	7,172	7,054	7,892
Contractual Services	17,719	18,241	18,241	22,121
Insurance	3,572	3,572	3,211	4,146
Depreciation	16,934	17,234	17,234	18,484
Miscellaneous	736	736	624	918
E. **Total Before General Contingency**	**441,815**	**442,459**	**437,446[c]**	**498,580**
F. **General Contingency**	**4,418**	**3,904[b]**	**0**	**4,986**
G. **Less: Reimbursements from Trust Funds**	**(6,745)**	**(6,875)**	**(6,875)[d]**	**(7,214)**
H. **Net IAE**	**439,488**	**439,488**	**430,571**	**496,352[e]**
I. **Carryover of IAE Budget**	...	...	**8,000[f]**	...
J. **Net IAE after Carryover**	**439,488**	**439,488**	**438,571**	**496,352**

... = no data available or not calculated, "0" = magnitude zero, ( ) = negative, IAE = internal administrative expenses.

Note: Totals may not add up because of rounding.

a Transfers were made between budget items without exceeding the original amount of each category to meet overruns within the same category.

b An amount of $513,400 was transferred from the general contingency to the Board of Governors budget category to meet overrun.

c Includes $841,000 in expenses associated with Japan Special Fund ($733,000) and Japan Scholarship Program ($108,000). Excludes the following adjustments incorporated in the financial statements to comply with the generally accepted accounting principles, and recording and reporting requirements: (i) postretirement medical benefits ($8,319,000); (ii) actuarial assessment of costs associated with pension benefit obligations ($38,698,000); (iii) expenses charged to the budget carryover ($5,475,000); (iv) accumulated compensated absences ($2,594,000); (v) accrued resettlement and repatriation allowances ($1,258,000) and severance payments ($1,314,000); and (vi) other miscellaneous adjustments (-$54,000). Total adjusted administrative expenses of $521,003,000 reflected in the financial statements are allocated as ordinary capital resources, $294,251,000; Asian Development Fund, $225,911,000; and Japan Special Fund and Japan Scholarship Program, $841,000.

d This amount ($6,875,000) reflects the estimated total expenses apportioned for administering the trust funds during the year.

e Net IAE budget for 2011 consists of $8,950,000 for the Independent Evaluation Department (IED) and $487,402,000 for ADB excluding IED.

f In 2006, the Board approved introduction of a budget carryover of up to 2% of net IAE budget to the next year, beginning with the 2007 budget. Accordingly, $8.0 million (about 1.8% of the 2010 net IAE budget) has been carried over to 2011.

APPENDIX 11
Management and Staff Representation of ADB Members
(as of 31 December 2010)

Member	Management	International Staff	National/ Administrative Staff	Total
REGIONAL				
Afghanistan	0	0	15	15
Armenia	0	1	5	6
Australia	0	56	8	64
Azerbaijan	0	0	4	4
Bangladesh	0	9	49	58
Bhutan	0	3	0	3
Brunei Darussalam	0	0	0	0
Cambodia	0	0	22	22
China, People's Republic of	1	63	44	108
Cook Islands	0	0	0	0
Fiji	0	3	12	15
Georgia	0	2	5	7
Hong Kong, China	0	5	0	5
India	1	78	46	125
Indonesia	0	39	40	79
Japan	1	138	4	143
Kazakhstan	0	5	8	13
Kiribati	0	0	1	1
Korea, Republic of	0	49	1	50
Kyrgyz Republic	0	7	7	14
Lao People's Democratic Republic	0	2	17	19
Malaysia	0	29	0	29
Maldives	0	0	0	0
Marshall Islands	0	0	0	0
Micronesia, Federated States of	0	0	0	0
Mongolia	0	3	10	13
Myanmar	0	2	0	2
Nauru	0	0	0	0
Nepal	1	8	32	41
New Zealand	0	17	0	17
Pakistan	0	24	40	64
Palau	0	1	0	1
Papua New Guinea	0	1	8	9
Philippines	0	37	1,322	1,359
Samoa	0	1	0	1
Singapore	0	9	0	9
Solomon Islands	0	0	0	0
Sri Lanka	0	10	25	35
Taipei,China	0	4	0	4
Tajikistan	0	2	11	13
Thailand	0	10	10	20
Timor-Leste	0	1	3	4
Tonga	0	3	0	3
Turkmenistan	0	0	2	2
Tuvalu	0	0	1	1
Uzbekistan	0	6	16	22
Vanuatu	0	0	0	0
Viet Nam	0	6	30	36
Subtotal	**4**	**634**	**1,798**	**2,436**

Member	Management	International Staff	National/ Administrative Staff	Total
NONREGIONAL				
Austria	0	9	0	9
Belgium	0	9	0	9
Canada	0	45	0	45
Denmark	0	8	0	8
Finland	0	7	1	8
France	0	33	0	33
Germany	1	37	2	40
Ireland	0	1	0	1
Italy	0	16	0	16
Luxembourg	0	2	0	2
The Netherlands	0	15	0	15
Norway	0	4	0	4
Portugal	0	4	0	4
Spain	0	13	0	13
Sweden	0	9	0	9
Switzerland	0	7	0	7
Turkey	0	4	0	4
United Kingdom	0	37	0	37
United States	1	130	2	133
Subtotal	**2**	**390**	**5**	**397**
Overall Total	**6**	**1,024**	**1,803**	**2,833**

APPENDIX 12

Number of Authorized Positions in Resident Missions[a]

(2010)

Country	International Staff	National Staff	Administrative Staff	Total
Resident Missions				
Bangladesh	8	19	23	50
India	12	25	30	67
Nepal	4	14	14	32
Sri Lanka	4	13	10	27
Afghanistan	6	8	8	22
Azerbaijan	1	4	1	6
Kazakhstan	6	5	6	17
Kyrgyz Republic	2	5	3	10
Pakistan	10	18	19	47
Tajikistan	3	4	8	15
Uzbekistan	3	6	7	16
Armenia	0	3	3	6
Georgia	0	3	3	6
Turkmenistan	0	2	2	4
Turkey	0	1	0	1
China, People's Republic of	11	22	22	55
Mongolia	4	6	4	14
Cambodia	6	10	8	24
Indonesia	11	17	16	44
Lao People's Democratic Republic	4	9	7	20
Philippines	5	4	4	13
Thailand	7	5	4	16
Viet Nam	13	14	13	40
Pacific Liaison and Coordination Office in Sydney[b]	3	5	5	13
Pacific Subregional Office in Fiji[c]	5	5	8	18
Papua New Guinea	4	4	6	14
Special Liaison Office in Timor-Leste	2	3	2	7
Subtotal	**134**	**234**	**236**	**604**
Representative Offices				
Europe	2	1	2	5
Japan	2	1	2	5
North America	2	1	2	5
Subtotal	**6**	**3**	**6**	**15**
Headquarters[d]	842	377	962	2,181
OVERALL TOTAL	**982**	**614**	**1,204**	**2,800**

a Includes outposted positions.
b Covers Nauru, Solomon Islands, and Vanuatu.
c Covers the Cook Islands, Fiji, Kiribati, Samoa, Tonga, and Tuvalu.
d Excludes Young Professionals and Board of Directors.

APPENDIX 13

Growth in Resident Missions (RMs) and Authorized Staff Positions at RMs

	Number of Resident Missions and Authorized Positions									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Number of Resident Missions (RMs)	17	18[a]	20[b]	22	23	23	23	24	25	26[c]
Total Authorized Positions at RM	279	317	361	389	437	448	490	520	553	604
International Staff (IS) and National Staff (NS) Positions at RM	169	190	223	240	270	267	300	321	339	368
International Staff[d]	65	72	80	87	107	96	112	119	130	134
National Staff[e]	104	118	143	153	163	171	188	202	209	234
Administrative Staff	110	127	138	149	167	181	190	199	214	236
Total Authorized Positions at ADB	2,055	2,116	2,187	2,229	2,310	2,340	2,381	2,498	2,550	2,800
IS and NS Positions at ADB	1,020	1,071	1,153	1,189	1,253	1,271	1,304	1,378	1,418	1,596
International Staff[f]	729	759	791	797	824	824	836	875	892	982
National Staff[g]	291	312	362	392	429	447	468	503	526	614
Administrative Staff	1,035	1,045	1,034	1,040	1,057	1,069	1,077	1,120	1,132	1,204
% of Authorized Positions at RM to Total Authorized Positions at ADB	13.6	15.0	16.5	17.5	18.9	19.1	20.6	20.8	21.7	21.6
% of IS and NS Positions at RMs to Total IS and NS Positions at ADB	16.6	17.7	19.3	20.2	21.5	21.0	23.0	23.3	23.9	23.1
International Staff	8.9	9.5	10.1	10.9	13.0	11.7	13.4	13.6	14.6	13.6
National Staff	35.7	37.8	39.5	39.0	38.0	38.3	40.2	40.2	39.7	38.1
Administrative Staff	10.6	12.2	13.3	14.3	15.8	16.9	17.6	17.8	18.9	19.6

a Includes Special Office in Timor-Leste, but excludes Thailand Resident Mission (TRM).
b Excludes Thailand Resident Mission (TRM); Azerbaijan Resident Mission (AZRM); Pacific Subregional Office in Fiji (SPSO); and Pacific Liaison and Coordination Office (PLCO) in Sydney, Australia.
c Excludes regional office in Turkey.
d Includes outposted positions.
e Includes 1 NS provided for Turkey.
f Excludes Young Professionals and Board of Directors.
g Classification of national and admistrative staff started only in 2003.

APPENDIX 14
Selected Knowledge Products of ADB

ASIAN DEVELOPMENT BANK INSTITUTE

Books

ADBI. *ADBI: Year in Review 2009.* Tokyo: ADBI.

___. *Policy Recommendations to Secure Balanced and Sustainable Growth in Asia.* Tokyo: ADBI.

___. *Promoting Financial Inclusion through Innovative Policies.* Tokyo: ADBI.

Bauer, A., and M. Thant (eds.). *Poverty and Sustainable Development in Asia: Impacts and Responses to the Global Economic Crisis.* Manila: ADB.

Brooks, D., and S. Stone (eds.). *Trade Facilitation and Regional Cooperation in Asia.* Cheltenham, United Kingdom: Edward Elgar.

Dervis, K., M. Kawai, and D. Lombardi (eds.). *Asia and Policymaking for the Global Economy.* Washington, DC: Brookings Institution Press.

Kawai, M., and M. Lamberte (eds.). *Managing Capital Flows: Search for a Framework.* Cheltenham, United Kingdom: Edward Elgar.

Kawai, M., and J.W. Lee (eds.). *Rebalancing for Sustainable Growth: Asia's Postcrisis Challenge.* Tokyo: ADBI.

Kawai, M., and G. Pasadilla (eds.). *Effects of Social Policy on Domestic Demand.* Tokyo: ADBI.

Kawai, M., and G. Wignaraja (eds.). *Asia's Free Trade Agreements: How is Business Responding?* Cheltenham, United Kingdom: Edward Elgar.

McCawley, P., and S. Jayasuriya (eds.). *The Asian Tsunami: Aid and Reconstruction after a Disaster.* Cheltenham, United Kingdom: Edward Elgar.

McCawley, P., and S. Jayasuriya. *The Asian Tsunami: Aid and Reconstruction after a Disaster—Highlights.* Tokyo: ADBI.

Working Papers

ADBI Working Paper Series

Adams, Charles. The Role of the State in Managing and Forestalling Systemic Financial Crises: Some Issues and Perspectives. No. 242. August.

Aizenman, Joshua. International Reserves and Swap Lines in Times of Financial Distress: Overview and Interpretations. No. 192. February.

Aizenman, Joshua, Menzie D. Chinn, and Hiro Ito. The Financial Crisis, Rethinking of the Global Financial Architecture, and the Trilemma. No. 213. April.

Aldaba, Rafaelita and Gloria Pasadilla. The ASEAN Services Sector and the Growth Rebalancing Model. No. 246. September.

Anbumozhi, Venkatachalam and Armin Bauer. Impact of Global Recession on Sustainable Development and Poverty Linkages. No. 227. July.

Asher, Mukul G. The Global Economic Crisis: An Opportunity for Strengthening Asia's Social Protection Systems? No. 198. February.

Banomyong, Ruth. Supply Chain Dynamics in Asia. No. 184. January.

Bhattacharyay, Biswa Nath. Estimating Demand for Infrastructure in Energy, Transport, Telecommunications, Water and Sanitation in Asia and the Pacific: 2010–2020. No. 248. September.

Bhattacharyay, Biswa Nath. Financing Asia's Infrastructure: Modes of Development and Integration of Asian Financial Markets. No. 229. July.

Bhattacharyay, Biswa Nath. Institutions for Asian Connectivity. No. 220. June.

Bosworth, Barry and Susan Collins. Rebalancing the US Economy in a Post-Crisis World. No. 236. August.

Brooks, Douglas and Susan Stone. Accelerating Regional Integration: Issues at the Border. No. 200. February.

Chia, Siow Yue. Regional Trade Policy Cooperation and Architecture in East Asia. No. 191. February.

Chia, Siow Yue. Trade and Investment Policies and Regional Economic Integration in East Asia. No. 210. April.

Chow, Hwee Kwan. Asian Tigers' Choices: An Overview. No. 238. August.

De, Prabir. Governance, Institutions, and Regional Infrastructure in Asia. No. 183. January.

De, Prabir, Muthi Samudram, and Sanjeev Moholkar. Trends in National and Regional Investors Financing Crossborder Infrastructure Projects in Asia. No. 245. September.

Dewen, Wang. Can Social Security Boost Domestic Consumption in the People's Republic of China? No. 215. May.

Fan Zhai. The Benefits of Regional Infrastructure Investment in Asia: A Quantitative Exploration. No. 223. June.

Fernández de Lis, Santiago and Alicia Garcia Herrero. Dynamic Provisioning: Some Lessons from Existing Experiences. No. 218. May.

Filardo, Andrew and Hans Genberg. Monetary Policy Strategies in the Asia and Pacific Region: What Way Forward? No. 195. February.

Fujii, Mariko. Securitized Products, Financial Regulation, and Systemic Risk. No. 203. March.

Fujii, Mariko and Masahiro Kawai. Lessons from Japan's Banking Crisis, 1991–2005. No. 222. June.

Fujimura, Manabu and Ramesh Adhikari. Critical Evaluation of Cross-Border Infrastructure Projects in Asia. No. 226. July.

Fukuda, Shin-ichi and Yoshifumi Kon. Macroeconomic Impacts of Foreign Exchange Reserve Accumulation: Theory and International Evidence. No. 197. February.

Futagami, Koichi, Takeo Hori, and Ryoji Ohdoi. Debt Policy and Economic Growth in a Small Open Economy Model with Productive Government Spending. No. 212. April.

Gilbert, John and Nilanjan Banik. Socioeconomic Impacts of Cross-Border Transport Infrastructure Development in South Asia. No. 211. April.

Guerrero, Pablo, Krista Lucenti, and Sebastián Galarza. Trade Logistics and Regional Integration in Latin America and the Caribbean. No. 233. August.

Ha, Joonkyung, Jong-Wha Lee, and Lea Sumulong. Rebalancing Growth in the Republic of Korea. No. 224. July.

Hannig, Alfred and Stefan Jansen. Financial Inclusion and Financial Stability: Current Policy Issues. No. 259. December.

Hong, Kiseok. Fiscal Policy Issues in Korea after the Current Crisis. No. 225. July.

Hsu, Chen-Min and Chih-Feng Liao. Financial Turmoil in the Banking Sector and the Asian Lamfalussy Process: The Case of Four Economies. No. 221. June.

Hua, Changchun and Li-Gang Liu. Risk-Return Efficiency, Financial Distress Risk, and Bank Financial Strength Ratings. No. 240. August.

Huynh, Phu, Steven Kapsos, Kee Beom Kim, and Gyorgy Sziraczki. Impacts of Current Global Economic Crisis on Asia's Labor Market. No. 243. August.

Iino, Fukuya and Alva Lim. Developing Asia's Competitive Advantage in Green Products: Learning from the Japanese Experience. No. 228. July.

Jung, Yongseung. Asset Market Structures and Monetary Policy in a Small Open Economy. No. 252. October.

Kalirajan, Kaliappa, Venkatachalam Anbumozhi, and Kanhaiya Singh. Measuring the Environmental Impacts of Changing Trade Patterns on the Poor. No. 239. August.

Kawai, Masahiro and Fan Zhai. Asia's Post-Global Financial Crisis Adjustment: A Model-Based Dynamic Scenario Analysis. No. 254. November.

Kawai, Masahiro and Peter Petri. Asia's Role in the Global Economic Architecture. No. 235. August.

Kawai, Masahiro and Michael Pomerleano. Regulating Systemic Risk. No. 189. January.

Kawai, Masahiro and Shujiro Urata. Changing Commercial Policy in Japan During 1985–2010. No. 253. November.

Kim, Sung Teak. Korea's Unemployment Insurance in the 1998 Asian Financial Crisis and Adjustments in the 2008 Global Financial Crisis. No. 214. May.

Kumar, Rajiv and Alamuru Soumya. Fiscal Policy Issues for India after the Global Financial Crisis (2008–2010). No. 249. September.

Lim, Hank and Fukunari Kimura. The Internationalization of Small and Medium Enterprises in Regional and Global Value Chains. No. 231. July.

Markandya, Anil, Sununtar Setboonsarng, Qiao Yu Hui, Rachanee Songkranok, Saminathan Vaheesan, and Adam Stefan. The Costs of Achieving the Millennium Development Goals through Adopting Organic Agriculture. No. 193. February.

Medalla, Erlinda M. and Jenny D. Balboa. Prospects for Regional Cooperation between Latin America and the Caribbean Region and the Asia and Pacific Region: Perspective from East Asia. No. 217. May.

Mohan, Rakesh and Muneesh Kapur. Liberalization and Regulation of Capital Flows: Lessons for Emerging Market Economies. No. 186. January.

Pasadilla, Gloria O. Financial Crisis, Trade Finance, and Small and Medium Enterprises: Case of Central Asia. No. 187. January.

Patnaik, Ila and Ajay Shah. Asia Confronts the Impossible Trinity. No. 204. March.

Plummer, Michael. EU–Asia Free Trade Areas? Economic and Policy Considerations. No. 255. December.

Plummer, Michael. Regional Monitoring of Capital Flows and Coordination of Financial Regulation: Stakes and Options for Asia. No. 201. February.

Poon, Winnie P.H. and Kam C. Chan. Solicited and Unsolicited Credit Ratings: A Global Perspective. No. 244. August.

Postiglione, Gerard. Education Impact Study: The Global Recession and the Capacity of Colleges and Universities to Serve Vulnerable Populations in Asia. No. 208. March.

Rai, Suyash, Bindu Ananth, and Nachiket Mor. Universalizing Complete Access to Finance: Key Conceptual Issues. No. 256. December.

Regling, Klaus, Servaas Deroose, Reinhard Felke, and Paul Kutos. The Euro After Its First Decade: Weathering the Financial Storm and Enlarging the Euro Area. No. 205. March.

Reid, Richard. Financial Development: A Broader Perspective. No. 258. December.

Rimmer, Peter J. and Howard Dick. Appropriate Economic Space for Transnational Infrastructural Projects: Gateways, Multimodal Corridors, and Special Economic Zones. No. 237. August.

Stone, Susan, Anna Strutt, and Thomas Hertel. Assessing Socioeconomic Impacts of Transport Infrastructure Projects in the Greater Mekong Subregion. No. 234. August.

Stoughton, Mark and Venkatachalam Anbumozhi. Green Services and Emergence and Recovery from the Global Economic Slowdown in Developing Asian Economies. No. 209. March.

Sussangkarn, Chalongphob. The Chiang Mai Initiative Multilateralization: Origin, Development, and Outlook. No. 230. July.

Takagi, Shinji. Applying the Lessons of Asia: The IMF's Crisis Management Strategy in 2008. No. 206. March.

Thorbecke, Willem. How Elastic is East Asian Demand for Consumption Goods? No. 260. December.

Thorbecke, Willem. How Would an Appreciation of the Yuan Affect the People's Republic of China's Surplus in Processing Trade? No. 219. June.

Thorbecke, Willem. Investigating the Effect of Exchange Rate Changes on the People's Republic of China's Processed Exports. No. 202. March.

Thorbecke, Willem and Ginalyn Komoto. Investigating the Effect of Exchange Rate Changes on Trans-Pacific Rebalancing. No. 247. September.

Thorbecke, Willem, Mario Lamberte, and Ginalyn Komoto. Promoting Learning and Industrial Upgrading in ASEAN Countries. No. 250. September.

Tsai, Ying Yi and Li-Gang Liu. Emergence of Rating Agencies: Implications for Establishing a Regional Rating Agency in Asia. No. 241. August.

Utzig, Siegfried. The Financial Crisis and the Regulation of Credit Rating Agencies: A European Banking Perspective. No. 188. January.

Wignaraja, Ganeshan, Dorothea Lazaro, and Genevieve De Guzman. FTAs and Philippine Business: Evidence from Transport, Food, and Electronics Firms. No. 185. January.

Wignaraja, Ganeshan, Rosechin Olfindo, Wisarn Pupphavesa, Jirawat Panpiemras, and Sumet Ongkittikul. How Do FTAs Affect Exporting Firms in Thailand? No. 190. January.

Winkler, Adalbert. The Financial Crisis: A Wake-Up Call for Strengthening Regional Monitoring of Financial Markets and Regional Coordination of Financial Sector Policies? No. 199. February.

Wyplosz, Charles. The Eurozone in the Current Crisis. No. 207. March.

Xin Meng, Sherry Tao Kong, and Dandan Zhang. How Much Do We Know about the Impact of the Economic Downturn on the Employment of Migrants? No. 194. February.

Xing, Yuqing. The Yuan's Exchange Rates and Pass-through Effects on the Prices of Japanese and US Imports. No. 216. May.

Xing, Yuqing and Neal Detert. How the iPhone Widens the United States Trade Deficit with the People's Republic of China. No. 257. December.

Yoon, Je Cho. The Role of State Intervention in the Financial Sector: Crisis Prevention, Containment, and Resolution. No. 196. February.

Zainal Abidin, Mahani. Fiscal Policy Coordination in Asia: East Asian Infrastructure Investment Fund. No. 232. July.

Zhang, Yunling. The Impact of Free Trade Agreements on Business Activity: A Survey of Firms in the People's Republic of China. No. 251. October.

CD-ROM

ADBI. Opportunities and Priorities for Low Carbon Green Growth in Asia.

CENTRAL AND WEST ASIA DEPARTMENT

Publications

Afghanistan: Modernizing Asia's Crossroads. *Development Effectiveness Brief.* Manila: ADB.

Armenia: A Historic Country Reemerges. *Development Effectiveness Brief.* Manila: ADB.

Arner, Douglas and Lotte Schou-Zibell. Reforming the Global Financial Architecture: Implications for Asia. *Japanese Yearbook of International Law.* Vol. 53 (2010).

CAREC Secretariat. *Central Asia Regional Economic Cooperation: Connecting Markets, Creating Opportunities—Stories on the Impact of CAREC's Economic Corridors.* Manila: ADB.

CAREC Secretariat. *Central Asia Regional Economic Cooperation: Good Neighbors, Good Partners, Good Prospects.* A CAREC Program brochure. Manila: ADB.

CAREC Secretariat. *Introduction to the Central Asia Regional Economic Cooperation Program: Development Effectiveness Review—Building the Baseline 2009.* Manila: ADB.

Central Asia Atlas of Natural Resources. Manila: ADB.

Climate Change in Central and West Asia: Routes to a More Secure, Low-Carbon Future. Manila: ADB.

Friends of Democratic Pakistan, Energy Sector Task Force. *Integrated Energy Sector Recovery Report and Plan.* Manila: ADB.

Georgia: A Country at an Ancient Crossroads Looks to the Future. *Development Effectiveness Brief.* Manila: ADB.

Narasimham, Radhakrishna. *Enhancing Financial Disclosure Standards in Transitional Economies II.* Manila: ADB.

Satisfying Hidden Hunger: Addressing Micronutrient Deficiencies in Central Asia. Manila: ADB.

Tajikistan: Rising Path to Progress. *Development Effectiveness Brief.* Manila: ADB.

Working Papers

Arner, Douglas and Lotte Schou-Zibell. Responding to the Global Financial and Economic Crisis: Meeting the Challenges in Asia. ADB Working Paper Series on Regional Economic Integration. No. 60.

Schou-Zibell, Lotte and Srinivasa Madhur. Regulatory Reforms for Improving the Business Environment in Selected Asian Economies—How Monitoring and Comparative Benchmarking Can Provide Incentive for Reform. ADB Working Paper Series on Regional Economic Integration. No. 40.

Schou-Zibell, Lotte, Lei Lei Song, and Jose Ramon Albert. Monitoring and Examining Financial Soundness. ADB Working Paper Series on Regional Economic Integration. No. 42.

Usui, Norio and Arnelyn May A. Abdon. Structural Transformation in the Kyrgyz Republic: Engineering Future Paths of Capability Accumulation. ADB Economics Working Paper Series. No. 200. http://adb.org/Documents/Working-Papers/2010/Economics-WP200.pdf

Special Reports

ADB. Glacial Melt and Downstream Impacts on Indus-Dependent Water Resources and Energy (RETA 6420). 2010. With the International Centre for Integrated Mountain Development and the International Union for Conservation of Nature.

ADB. Climate Risk Screening of the ADB Water and Energy Portfolio in the Indus Basin: Promoting Climate Change Impact and Adaptation in Asia and the Pacific (RETA 6420). With the International Centre for Integrated Mountain Development.

ADB. A Roadmap for Renewable Energy in Azerbaijan, 2009 (R-CDTA 7274). With Randall Baker, Indiana University, School of Public and Environmental Affairs, United States.

ADB. Armenia Climate Change and Adaptation Roadmap. With Leadership for Environment and Development, Pakistan.
ADB. Climate Change Roadmap: Recommendations to the Government of Pakistan and ADB on Prioritized Climate Change Interventions for Pakistan.
ADB. Uzbekistan: Climate Change and Adaptation Road Map. With Leadership for Environment and Development, Pakistan.

DEPARTMENT OF EXTERNAL RELATIONS

Awareness-Raising and Multimedia Materials
ADB Experts Video Interviews – 20
ADB Review – 12 issues
Country Fact Sheets – 67
Development Asia – 3 issues
Handle with Care: Impact Stories from Fragile Situations
Multimedia Features – 6
News Feature Videos on ADB Impact Stories – 38
Photo essays – 38
Public Service Announcements

Reports
2009 Annual Report

EAST ASIA DEPARTMENT

Policy Notes Series
Climate Change in East Asia: Staying on Track for a More Sustainable Future
Observations and Suggestions on Anchoring Inflationary Expectations in the People's Republic of China
Observations and Suggestions on Population Aging and Long-Term Health Care in the People's Republic of China
Observations and Suggestions on the Role of Fiscal Policy in Economic Rebalancing in the People's Republic of China
Observations and Suggestions on Towards a Universal Social Protection in the People's Republic of China
Policy Note on Avoiding the Middle Income Trap
Policy Note on Improving Rural Health Services
Policy Study on Construction of Agricultural Infrastructure and the Establishment of Modern Agricultural Industry System Supported by Governments in People's Republic of China
Study on Policy Directions for the People's Republic of China's 12th Five-Year Plan
The Role of Fiscal Policy in Rebalancing the People's Republic of China (ADB Brief No. 3)
The Socioeconomic Implications of Population Aging in People's Republic of China (ADB Brief No. 6)
Toward a Harmonious Countryside: Rural Development Survey Results of the People's Republic of China

Special Publications
An Eco-Compensation Framework for the People's Republic of China: Challenges and Opportunities
China's Income Inequality at the Provincial Level: Trends, Drivers, and Impacts (formerly Inequality and Inclusive Growth in Asia)
EARD Knowledge Management Initiatives in 2009
Economic Chances More Needed Than Growth
Inclusive Growth for Harmony
Investing Life Into Asia's Troubled Waters
Knowledge Showcase: Bilateral Dimensions of the CAREC Trade Facilitation Agenda: Spotlight on Mongolia and the People's Republic of China
Payments for Ecological Services and Ecosystems: Practices and Innovations in the PRC
Resurging Asian Giants
Rural Biomass Renewable Energy Development in People's Republic of China
Study on Framework and Policies of Overall Consideration of Poverty Reduction in People's Republic of China in the New Era

Sector/Thematic Paper Series
Dryland Ecosystems: Introducing an Integrated Approach in the People's Republic of China
Development of China's City Commercial Banks and their Role in Delivering Financial Services
EATC Knowledge Database Project (Pilot)
Higher Water Tariff for Less River Pollution—Evidence from the Min River and Fuzhou City in the People's Republic of China
Impact Evaluation of the People's Republic of China's Electronic Appliance Subsidy Program
Implementation Strategy of Basic Health Care System
Liveable Cities Beyond Housing: The Physical and Social Environments of the Chinese Urban Poor in the Context of a Floating Population
Mongolia—Financial Sector Assessment and Roadmap
PRC Quarterly Economic Reports
The Protection of Minority Shareholders' Rights in Mongolia
Rural Finance in Poverty-Stricken Areas in the People's Republic of China: Balancing Government and Market
Social Dimensions of Climate Change in Urban China
Sustainable Transport Initiative Operational Plan

Technical Notes Series
Carbon Efficiency, Carbon Reduction Potential, and Economic Development in the People's Republic of China: A Total Factor Production Model
Carbon Intensity: A Faulty Gauge
Integrated Gasification Combined Cycle Power Plant
The Necessity of Distinguishing Weak and Strong Disposability among Desirable Outputs in Data Envelopment Analysis: Environmental Performance of Chinese Coal-Fired Plants

ECONOMICS AND RESEARCH DEPARTMENT

Flagship Publications
Asian Development Outlook 2010
Asian Development Outlook 2010 Update
Key Indicators for Asia and the Pacific 2010
Special Chapter: Key Indicators for Asia and the Pacific 2010

Working Papers
ADB Economics Working Paper Series
Adams, C., B. Ferrarini, and D. Park. Fiscal Sustainability in Developing Asia. No. 205. July.
Ahmed, V., G. Sugiyarto, and S. Jha. Remittances and Household Welfare: A Case Study of Pakistan. No. 194. March.
Alba, J., D. Park, and P. Wang. Corporate Governance and Foreign Direct Investment. No. 202. May.
Alba, J., D. Park, and P. Wang. Determinants of Different Modes of Japanese Foreign Direct Investment in the United States. No. 197. April.
Amoranto, G., D. H. Brooks, and N. Chun. Services Liberalization and Wage Inequality in the Philippines. No. 239. December.
Amoranto, G., N. Chun, and A. Deolalikar. Who are the Middle Class and What Values Do They Hold? Evidence from the World Values Survey. No. 229. October.
Barro, R. J. and C. J. Redlick. Macroeconomic Effects from Government Purchases and Taxes. No. 232. November.
Brooks, D. and B. Ferrarini. People's Republic of China–India Trade Costs. No. 203. June.
Brooks, D., R. Hasan, J. Lee, H. Son, and J. Zhuang. Closing Development Gaps: Challenges and Policy. No. 209. July.
Chun, N. Middle Class Size in the Past, Present, and Future: A Description of Trends in Asia. No. 217. September.
Chun, N. and N. Khor. Minimum Wages and Changing Wage Inequality in Indonesia. No. 196. March.
Estrada, G., D. Park, and A. Ramayandi. Financial Development and Economic Growth in Developing Asia. No. 233. November.
Ferrarini, B. Trade and Income in Asia: Panel Data Evidence from Instrumental Variable Regression. No. 234. November.
Gao, Lu. Achievements and Challenges: 30 Years of Housing Reforms in the People's Republic of China. No. 198. May.
Gochoco-Bautista M., J. Jongwanich, and J. Lee. How Effective Are Capital Controls in Asia? No. 224. October.
Grenville, S. The Evolving Postcrisis World. No. 207. July.
Hasan, R. and K. Jandoc. The Distribution of Firm Size in India: What Can Survey Data Tell Us? No. 213. August.
Hasan, R. and K. Jandoc. Trade Liberalization and Wage Inequality in the Philippines. No. 195. March.

Horioka, C. and A. Terada-Hagiwara. Determinants and Long-term Projections of Saving Rates in Developing Asia. No. 228. October.

Hur, S., S. Jha, D. Park, and P. Quising. Did Fiscal Stimulus Lift Developing Asia out of the Global Crisis? A Preliminary Empirical Investigation. No. 215. September.

Hur, S., S. Mallick, and D. Park. Fiscal Policy and Crowding Out in Developing Asia. No. 222. September.

Ito, T. Monetary Policy and Financial Stability: Is Inflation Targeting Passe? No. 206. July.

Jha S., S. Mallick, D. Park, and P. Quising. Effectiveness of Countercyclical Fiscal Policy: Time-Series Evidence from Developing Asia. No. 211. August.

Jha, S. and B. Ramaswami. How Can Food Subsidies Work Better? Answers from India and the Philippines. No. 221. September.

Jha S., D. Roland-Holst, and S. Sriboonchitta. Regional Trade Opportunities for Asian Agriculture. No. 191. February.

Jiang, Y. Private Sector Participation and Performance of Urban Water Utilities in the People's Republic of China. No. 237. December.

Jiang Y., L. Jin, and T. Lin. Higher Water Tariffs for Less River Pollution—Evidence from Min River and Fuzhou City, People's Republic of China. No. 201. May.

Jongwanich, J. Capital Flows and Real Exchange Rates in Emerging Asian Countries. No. 210. August.

Kawai, M. and G. Wignaraja. Asian FTAs: Trends, Prospects, and Challenges. No. 226. October.

Khor, N. and J. Pencavel. Evolution of Income Mobility in the People's Republic of China: 1991–2002. No. 204. June.

Kim, J. Past and Future of the Labor Force in Emerging Asian Economies. No. 218. September.

Kim S., J. Lee, and C. Park. The Ties that Bind Asia, Europe, and United States. No. 192. February.

Kim, S., D. Park, and J. Park. Productivity Growth across the World, 1991–2003. No. 212. August.

Kim Y. J. and A. Terada-Hagiwara. A Survey on the Relationship between Education and Growth with Implications for Developing Asia. No. 236. December.

Lee, J. and R. Francisco. Human Capital Accumulation in Emerging Asia, 1970–2030. No. 216. September.

Lee J. and K. Hong. Economic Growth in Asia: Determinants and Prospects. No. 220. September.

Lin T. Toward a Harmonious Countryside: The People's Republic of China's Rural Development Survey Results. No. 214. August.

Maligalig, D., R. Caoli-Rodriguez, A. Martinez, Jr., and S. Cuevas. Education Outcomes in the Philippines. No. 199. May.

Park, D. The Role of Fiscal Policy in Rebalancing Developing Asia's Growth. No. 223. October.

Park, D. H. and J. Park. Drivers of Developing Asia's Growth: Past and Future. No. 235. December.

Park, J. Projection of Long-Term Total Factor Productivity Growth for 12 Asian Economies. No. 227. October.

Rajan, Ramkishen S. The Evolution and Impact of Asian Exchange Rate Regimes. No. 208. July.

Ramayandi, A. and A. Rosario. Monetary Policy Discipline and Macroeconomic Performance: The Case of Indonesia. No. 238. December.

Son, H. Human Capital Development. No. 225. October.

Straub, S. and A. Terada-Hagiwara. Infrastructure and Growth in Developing Asia. No. 231. November.

Usui, N. and A. Abdon. Structural Transformation in the Kyrgyz Republic: Engineering Future Paths of Capability Accumulation. No. 200. May.

Vandenberg, P. Impact of Labor Market Institutions on Unemployment: Results from a Global Panel. No. 219. September.

Wang, J. A Multi-Factor Measure for Cross-Market Liquidity Commonality. No. 230. October.

Zhuang, J., E. de Dios, and A. Lagman-Martin. Governance and Institutional Quality and the Links with Economic Growth and Income Inequality: With Special Reference to Developing Asia. No. 193. February.

Journals

Asian Development Review. Vol. 27. No. 2. December.

Asian Development Review. Vol. 27. No. 1. June.

Special Studies

Indonesia: Critical Development Constraints. July.

Poverty, Inequality, and Inclusive Growth in Asia: Measurement, Policy Issues, and Country Studies. Edited by J. Zhuang. Co-published with Anthem Press. May.

ADB Briefs

Maligalig, D. and S. Cuevas. Is the Net Enrollment Rate Estimate of the Philippines Accurate? No. 2. July.

Park, D. and Y. Lommen. The Role of Fiscal Policy in Rebalancing the People's Republic of China. No. 3. August.

Flyers

Basic Statistics. May.

Using the Mixed Survey for Measuring the Informal Sector and Informal Employment Brochure. October.

INDEPENDENT EVALUATION DEPARTMENT

Reports/Reports Series

2009 Annual Report on Acting on Recommendations

2010 Annual Evaluation Review

Annual Report on 2009 Portfolio Performance

Evaluation Knowledge Brief: Reducing Carbon Emissions from Transport Projects

Impact Evaluation Study: Asian Development Bank's Assistance for Rural Electrification in Bhutan – Does Electrification Improve the Quality of Rural Life?

Special Evaluation Study: Asian Development Bank Support for Decentralization in Indonesia

Special Evaluation Study: Asian Development Bank's Support to Fragile and Conflict-Affected Situations

Special Evaluation Study: Indonesia: Has the Multi-subsector Approach Been Effective for Urban Services Assistance?

Special Evaluation Study: Post-Completion Sustainability of Asian Development Bank-Assisted Projects

Special Evaluation Study: Water Policy and Related Operations

Synthesis of Evaluation Findings: Performance of ADB Assistance to Agriculture and Natural Resources – Evidence from Post-Completion Evaluations

Awareness-Raising and Multimedia Materials

IED Brochure

Learning Curves

- ADB Assistance for PPPs in Infrastructure Development
- ADB Support for Decentralization in Indonesia
- ADB's Contribution to Inclusive Development through Assistance for Rural Roads
- ADB's Technical Assistance for Justice Reform
- Agriculture and Natural Resources Sector in Nepal
- Agriculture and Rural Development Sector in Cambodia
- Bangladesh Country Assistance Program Evaluation
- Bhutan: Energy Sector
- Cambodia: Growth and Sector Reforms
- Country Assistance Program Evaluation (CAPE) for Bhutan
- Country Assistance Program Evaluation for Viet Nam
- Does Electrification Improve Quality of Rural Life? ADB's Assistance for Rural Electrification in Bhutan
- Gender and Development: Relevance, Responsiveness and Results
- Greenhouse Gas Implications of ADB's Energy Sector Operations
- Has the Multi-subsector Approach been Effective for Urban Services Assistance in Indonesia?
- Impact of Rural Water Supply and Sanitation in Punjab, Pakistan
- Policy Implementation and Impact of Agriculture and Natural Resources Research

Public Sector Reforms in the Pacific: Enhancing Results through Ownership, Capacity, and Continuity
Reducing Carbon Emissions from Transport Projects
Transport Sector in Cambodia—Focusing on Results
Urban Services and Water Supply and Sanitation Sector in Viet Nam

Video Clips
ADB's Assistance for Public–Private Partnerships in Infrastructure Development
ADB's Assistance for Rural Electrification in Bhutan: Does Electrification Improve the Quality of Rural Life?
Greenhouse Gas Implications of ADB's Energy Sector Operations
Reducing Carbon Emissions from Transport Projects

Book

Making Microfinance Work: Evidence from Evaluations

OFFICE OF ADMINISTRATIVE SERVICES

Awareness-Raising and Multimedia Materials

Abstracts of Insights Thursday
iLink Digest
iLink Monthly Summaries for education, environment, finance, infrastructure, and regional cooperation
New Acquisitions List
Private sector Investment Climate for Infrastructure
Process Improvement on Vital Records and Cost–Benefit Analysis on Consolidating Microfilming Services

Operational Report

eStar 1-year Milestone Report citing accomplishments and financial savings

OFFICE OF ANTICORRUPTION AND INTEGRITY

Anticorruption and Integrity: Policies and Strategies
Report to the President, Office of Anticorruption and Integrity Annual Report 2009

OFFICE OF REGIONAL ECONOMIC INTEGRATION

Flagship Study

Asian Development Bank. *Institutions for Regional Integration: Toward an Asian Economic Community.* www.aric.adb.org/pdf/Institutions_for_Regionalization_Web.pdf; www.adb.org/documents/books/institutions-regional-integration/default.asp

Books

Capannelli, Giovanni and Jayant Menon (ed.). *Dealing with Multiple Currencies in Transitional Economies: The Scope for Regional Cooperation in Cambodia, the Lao People's Democratic Republic, and Viet Nam.*

Plummer, Michael G., David Cheong, and Shintaro Hamanaka. *Methodology for Impact Assessment of Free Trade Agreements.*

Reports/Report Series

ASEAN+3 Asian Bond Markets Initiative Group of Experts. Report for Task Force 4 (Cross-Border Bond Transactions and Settlement Issues). https://wpqr1.adb.org/LotusQuickr/asean3goe/Main.nsf/h_Toc/4A2E7BF718270DBF48257729000C4CE5/?OpenDocument

Asia Bond Monitor (March, Summer edition, October, and November). http://asianbondsonline.adb.org/

Asia Capital Markets Monitor (May). http://asianbondsonline.adb.org/

Asia Economic Monitor (July and December). http://aric.adb.org/asia-economic-monitor/

Key Proposals for Harnessing Business Opportunities in South Asia (ADB and the Federation of Indian Chambers of Commerce and Industry). http://aric.adb.org/pdf/FICCI-ADB_Issue_Paper%203-Mar-10.pdf

Report on the Future Global Reserve System (ADB and Earth Institute, Columbia University). http://aric.adb.org/grs/reports.php

Working Papers

ADB Working Paper Series on Regional Economic Integration

Adams, Charles, Hoe Yun Jeong, and Cyn-Young Park. Asia's Contribution to Global Rebalancing. No. 58. September.

Alba, Joseph, Jung Hur, and Donghyun Park. Do Hub-and-Spoke Free Trade Agreements Increase Trade? A Panel Data Analysis. No. 46. April.

Arner, Douglas W. and Cyn-Young Park. Global Financial Regulatory Reforms: Implications for Developing Asia. No. 57. September.

Arner, Douglas W. and Lotte Schou-Zibell. Responding to the Global Financial and Economic Crisis: Meeting the Challenges in Asia. No. 60. October.

Athukorala, Prema-chandra. Production Networks and Trade Patterns in East Asia: Regionalization or Globalization? No. 56. August.

Athukorala, Prema-chandra and Jayant Menon. Global Production Sharing, Trade Patterns, and Determinants of Trade Flows in East Asia. No. 41. January.

Chand, Satish. Shaping New Regionalism in the Pacific Islands: Back to the Future? No. 61. October.

Cheong, David. Methods for Ex Ante Economic Evaluation of Free Trade Agreements. No. 52. June.

Cheong, David. Methods for Ex Post Economic Evaluation of Free Trade Agreements. No. 59. October.

Dent, Christopher M. Organizing the Wider East Asian Region. No. 62. November.

Desai, V.V. The Political Economy of Regional Cooperation in South Asia. No. 54. July.

Hamanaka, Shintaro. Institutional Parameters of a Region-Wide Economic Agreement in Asia: Examination of Trans-Pacific Partnership and ASEAN+α Free Trade Agreement Approaches. No. 67. November.

Hamanaka, Shintaro. Regionalism Cycle in Asia(-Pacific): A Game Theory Approach to the Rise and Fall of Asian Regional Institutions. No. 42. February.

Hamanaka, Shintaro, Aiken Tafgar, and Dorothea Lazaro. Trade Facilitation Measures Under Free Trade Agreements: Are They Discriminatory Against Non-Members? No. 55. July.

Hill, Hal and Jayant Menon. ASEAN Economic Integration: Features, Fulfillments, Failures, and the Future. No. 69. December.

Hix, Simon. Institutional Design of Regional Integration: Balancing Delegation and Representation. No. 64. November.

Hong, Kiseok and Hsiao Chink Tang. Crises in Asia: Recovery and Policy Responses. No. 48. April.

Kelley, Judith. The Role of Membership Rules in Regional Organizations. No. 53. June.

Loser, Claudio, Miguel Kiguel, and David Mermelstein. A Macroprudential Framework for the Early Detection of Banking Problems in Emerging Economies. No. 44. March.

Mai, Yin Hua, Philip Adams, Peter Dixon, and Jayant Menon. The Awakening Chinese Economy: Macro and Terms of Trade Impacts on 10 Major Asia–Pacific Countries. No. 66. November.

Nesadurai, Helen E.S. Labor and Grassroots Civic Interests in Regional Institutions. No. 63. November.

Park, Cyn-Young, Ruperto Macuja, and Josef Yap. The 2008 Financial Crisis and Potential Output in Asia: Impact and Policy Implications. No. 45. April.

Park, Donghyun and Mario Arturo Ruiz Estrada. A New Multi-Dimensional Framework for Analyzing Regional Integration: Regonial Integration Evaluation (RIE) Methodology. No. 49. May.

Schou-Zibell, Lotte, Jose Ramon Albert, and Lei Lei Song. A Macroprudential Framework for Monitoring and Examining Financial Soundness. No. 43. March.

Schou-Zibell, Lotte and Srinivasa Madhur. Regulatory Reforms for Improving the Business Environment in Selected Asian Economies—How Monitoring and Comparative Benchmarking Can Provide Incentive for Reform. No. 40. January.

Takagi, Shinji. Regional Surveillance for East Asia: How Can It Be Designed to Complement Global Surveillance? No. 50. May.

Tang, Hsiao Chink, Philip Liu, and Eddie C. Cheung. Changing Impact of Fiscal Policy on Selected ASEAN Countries. No. 70. December.

Voeten, Erik. Regional Judicial Institutions and Economic Cooperation: Lessons for Asia? No. 65. November.

Wang, Yong. Evolving Asian Power Balances and Alternate Conceptions for Building Regional Institutions. No. 68. December.

Wang, Zhi, Shang-Jin Wei, and Anna Wong. Does a Leapfrogging Growth Strategy Raise Growth Rate? Some International Evidence. No. 47. April.
Warr, Peter, Jayant Menon, and Arief Anshory Yusuf. Poverty Impacts of Government Expenditure from Natural Resource Revenues. No. 51. June.

OFFICE OF THE COMPLIANCE REVIEW PANEL

Accountability Mechanism brochure
BCRC Annual Report
Compendium on accountability and compliance and the use of country systems (IAMnet online discussion materials)
Compliance Review brochure
Compliance Review Quarterly (e-newsletter)
Compliance Review: A Guide to the Compliance Review Process and Filing a Request for Compliance Review
CRP Annual Report
CRP's annual monitoring reports, including lessons learned
Filing a Request for Compliance Review
Knowledge Showcase – Lessons learned from compliance review of the Chashma Right Bank Irrigation (Phase III) project
Online video on the Accountability Mechanism

OFFICE OF THE SPECIAL PROJECT FACILITATOR

A Complaint on an ADB-Supported Project and How It Was Resolved
Animated Video, A Complaint on an ADB-Supported Project and How It Was Resolved
Complaint Handling in the Rehabilitation of Aceh and Nias (Bahasa Indonesia version)
Consultation Phase Brochure
Designing and Implementing Grievance Redress Mechanisms: A Guide for Implementors of Transport Projects in Sri Lanka
Flash presentation, National Highway Development Sector Investment Program in Pakistan
Flash presentation, OSPF Outreach Experiences
Information Guide to the Consultation Phase
OSPF Annual Report
The OSPF Consultation Primer
Training Manual on Complaint-Handling Mechanisms in Development Projects

PACIFIC DEPARTMENT

Awareness-Raising and Multimedia Materials
ADB's Pacific Subregional Office in Suva Brochure
Pacific Department 2009 Compendium of Knowledge Products
Pacific Climate Change Program flyer
Papua New Guinea Development Effectiveness Brief
Samoa Development Effectiveness Brief

Briefs
Learning from Fisheries Centers in Pacific Islands (Oct 2010/001)
Increasing Returns from Fisheries: Do's and Don'ts for Policy Makers (Oct 2010/002)
Fisheries and Climate Change (Oct 2010/003)
Fisheries and Fuel Prices (Oct 2010/004)

Newsletter
Pacific PSD Quarterly Issue No. 1

Reports/Report Series
ADB's Pacific Approach 2010–2014
Fisheries in the Economies of the Pacific Island Countries and Territories
Mainstreaming Climate Change in ADB Operations
Pacific Economic Monitor (February 2010)
Pacific Economic Monitor (August 2010)
Pacific Economic Monitor (December 2010)
Pacific Private Sector Development Initiative: Annual Progress Report 2009
Responding to Climate Change in the Pacific: Moving From Strategy to Action
Solomon Islands 2010 Economic Report
State Performance and Capacity in the Pacific
Taking Control of Oil: Managing Dependence on Petroleum Fuels in The Pacific
The Political Economy of Economic Reform in the Pacific: Executive Summary
Transparency to the People: Using Stakeholder Participation in the Public Sector Reform of Nauru and the Marshall Islands
Vanuatu Economic Report 2009 Executive Summary (English version)
Vanuatu Economic Report 2009 Executive Summary (French version)
Vanuatu Economic Report 2009: Accelerating Reform (Main Report)
Weaving Social Safety Nets

REGIONAL AND SUSTAINABLE DEVELOPMENT DEPARTMENT

ADB Briefs
Civil Society Briefs (for Armenia, Tajikistan, and Uzbekistan)
Climate Change in Central Asia and West Asia: At the Crossroads of Climate Change (with CWRD)
Climate Change in East Asia: Staying on Track for a More Sustainable Future (with EARD)
Climate Change in South Asia: Strong Responses for Building a Sustainable Future (with SARD)
Climate Change in Southeast Asia: Focused Actions on the Frontlines of Climate Change (with SERD)
Climate Change in the Pacific: Stepping Up Responses in the Face of Rising Impacts (with PARD)

Awareness-Raising and Multimedia Materials
Adapting to Climate Change: ADB's Transport Work
ADB Sustainable Development Timeline
ADB/OECD Anticorruption Initiative for Asia and the Pacific Newsletter No. 13
ADB's Olivier Serrat Talks with Channel NewsAsia about the Power of Stories in the Workplace
Beyond: Stories and Sounds from ADB's Region
Breaking Ground with an Age-Old Technique
Carbon Market Program Brochure
CDM Briefs
  Series No.1 – Clean Development Mechanism, Overview
  Series No.2 – Clean Development Mechanism, Key Elements
  Series No.3 – Additionality for Very Small-Scale Renewable Energy and Energy Efficiency Projects
  Series No.4 – Regional Distribution of Clean Development Mechanism Projects
CDM Project Brief – Dagachhu Hydropwer Project, First Cross-Border Clean Development Mechanism Initiative
Challenges and Opportunities for Social Protection in the Lao PDR
Changing Course (coffee table book) – previously entitled Urban Transport Problems and Solutions
Child and Families Protection in Post-Conflict-Affected Areas of Nepal
Collaboration Mechanisms
Community-Based Early Childhood Care and Development in Viet Nam
CSO Web Review (Issues 1–12)
Developing the Microinsurance Sector in Sri Lanka
Energy and Water Fact Sheet
Energy for All
Energy for All Initiative flyer
Evaluation, Knowledge Management, and Organizational Learning for Development
FM Newsletter (Issues 1–3)
Giving Climate Change its Due Attention
Handle with Knowledge posters (5)
Implementing Pension Reforms in India
In Focus
  ADB and Civil Society (updated)
  Disaster Risk Management (updated)
  Governance (updated)
  Knowledge Solutions (updated)
  Communities of Practice (updated)

Intersections eNewsletter: (3 quarterly issues in 2010)
Knowledge Capture and Storage
Knowledge Sharing and Learning
Knowledge Showcases
- Boosting Aquaculture Livelihoods in Post-Disaster Aceh, Indonesia
- Building Narrative Capacity in ADB
- Chashma: A Case Study in Compliance
- Climate Proofing Timor-Leste's Roads
- Customizing a Decentralized Sanitation Solution for Viet Nam's Periurban Areas
- Making Connectivity Work: Contract Growing Along the Lao–Thai Border
- Managing Climatic Risks with Adaptation
- Post-Disaster Action Planning
- Raising Farmer Incomes through High-Value Crops

knowledge@ADB (9 monthly issues from April–December 2010)
Landmark Forum Charts Directions for Food Security
Management Techniques
Partnership Newsletter (Issues 1–6)
Poverty Matters (e-newsletter, 4)
Promoting Clean Energy in Asia and the Pacific: Energy Security, Access, and Low Carbon Development
Protecting the Health Status of the Poor during the Financial Crisis in Mongolia
Protecting Vulnerable Women and Children in Nepal
Putting Knowledge Solutions to Work
Reflections and Beyond Postcard
Reforming Asia's Pension Systems
Strategy Development
Strengthening Social Services Delivery Program in Georgia
Strengthening the Antipoverty Effects of Welfare Service Programs in the People's Republic of China
Supporting the Safety Net Programs for Food Security in Bangladesh
Toward an Improved Public Employment Service System in the Western Region of the People's Republic of China

Books

ADB: Reflections and Beyond
Asian Environment Outlook 2010: Green Growth, Resources and Resilience (Preview Report)
Ho Chi Minh City Adaptation to Climate Change: Summary
Knowledge Management on Air Quality: Case Studies
Learning in Development
Poverty and Sustainable Development in Asia: Impacts and Responses to the Global Economic Crisis

Operational Reports

Education by 2020: A Sector Operations Plan
Financial Due Diligence Retrospective Report 2008–2009
Public–Private Partnerships in ADB Education Lending, 2000–2009
Strengthening Inclusive Education

Reports

Engaging Private Sector Capital at Scale in Financing Low Carbon Infrastructure in Developing Countries
2010 Learning for Change Survey
2010 MDG Report
ADB Assistance in ICT for Development: ICT for Development: ADB Experiences
ADB–CSO Cooperation Annual Report 2010
Assessment of ADB's Knowledge Management Implementation Framework
Bangladesh Country Gender Assessment (with SAOD)
Civil Society Concerns Paper
Clean Energy Financing Partnership Facility: Annual Report: January to December 2009
Clean Energy Financing Partnership Facility: Semiannual Progress Report: January to June 2010
Clean Energy in Asia: Case Studies of ADB Investments in Low-Carbon Growth
Climate Change Fund Report 2009
Climate Instruments for the Transport Sector (previously entitled Post-2012 Mechanisms for Transport)
Every Drop Counts—Learning from Good Practices in Eight Asian Cities
Gender Equality Results
- Bangladesh Case Studies (with SAOD)
- Nepal Case Studies (with SAOD)

Gender Equality Results in ADB Projects
- Indonesia Country Report
- Mongolia Country Report
- Regional Synthesis of Rapid Gender Assessments in Indonesia, Mongolia, Sri Lanka, and Viet Nam
- Sri Lanka Country Report
- Viet Nam Country Report

Good Practices for Urban Water Management in Asia (Final Report)
Overview of Gender Equality and Social Inclusion in Nepal (with SAOD)
Pacific MDG Workshop Report
Parking Policy in Asia (Working Paper)
Proceedings of the Regional Workshop on Social Assistance and Conditional Cash Transfers
Publication on Asian Innovation Policy Practices
Rethinking Transport and Climate Change
Review of ADB Assistance for Public–Private Partnerships in Infrastructure Development (1998–2008)
Survey of Demand for ADB Knowledge Products through Resident and Regional Missions
Study of ADB's Knowledge Taxonomy
The Criminalization of Bribery in Asia and the Pacific: Frameworks and Practices in 28 Asian and Pacific Jurisdictions (Thematic Review)
The Criminalization of Bribery in Asia and the Pacific: Proceedings of the Regional Seminar on Criminalization of Bribery
Workability Index in Asia (Working Paper)

Training and Instructive Materials

Addressing Climate Change in Asia and the Pacific: Impacts on Food, Fuel, and People
Advancing Roles and Functions for Knowledge Management Coordination
Advancing the Development of Knowledge Partnership Guidelines
An Appreciative Inquiry Cameo
Climate Change ADB Programs: Strengthening Adaptation and Mitigation in Asia and the Pacific
Development of National REDD+ Strategies in Asia and the Pacific – Progress and Challenges
Enriching Policy with Research
Essentials of Knowledge Partnerships
Focused Action: Priorities for Addressing Climate Change in Asia and the Pacific (Main Report and Highlights)
Forests, People, Climate, and Land Use: ADB's REDD+ Program
Generic Learning Outcomes from Site Visits
Guidance Note for Education Sector Risk Assessment
Guidance Note for Road Transport Risk Assessment
Guidance on Financial Reporting for SMEs
Guidance on Project Sustainability
Key Messages for Policy Makers
Knowledge Management and Learning Series
- Learning from Evaluation
- Reflective Practice
- Learning in Teams

Knowledge Sharing and Learning for Health
Knowledge Solutions
- A Primer on Corporate Values
- A Primer on Social Neuroscience
- A Primer on Talent Management
- Bridging Organizational Silos
- Crafting a Knowledge Management Results Framework
- Design Thinking
- E-Learning and the Workplace
- Embracing Failure

Engaging Staff in the Workplace
Enriching Knowledge Management Coordination
Enriching Policy with Research
Forestalling Change Fatigue
Harvesting Knowledge
Informal Authority in the Workplace
Leading Top Talent in the Workplace
Marketing in the Public Sector
New-Age Branding and the Public Sector
Seeding Knowledge Solutions Before, During, and After
Seeking Feedback on Learning for Change
Showcasing Knowledge
Social Media and the Public Sector
Sparking Innovations in Management
Sparking Social Innovations
Taxonomies for Development
The Critical Incident Technique
The Future of Social Marketing
The Perils of Performance Measurement
Latest Trends in Independent Evaluation in ADB
Learning for Change Primer
Building a Learning Organization
Communities of Practice: Passing the Fitness Test
Designing Knowledge Partnerships Better
Leveraging Knowledge with ICT
Managing Knowledge at Work
Understanding Knowledge Management and Learning Essentials
Learning to Manage with Knowledge
Leveraging Learning in Evaluation
Linking Research to Practice
Picking Investments in Knowledge Management
Technical Note on Strengthening PFM through Fixed Asset Management

Working Papers
Climate Governance: Ensuring a Collective Commitment to a Low Carbon, Climate Resilient Future
Developing Disaster Risk Finance at ADB within a DRM–CCA Framework
Fuelling Transparency and Accountability in the Natural Resources and Energy Markets
Integrating Disaster Risk Management and Climate Change Adaptation in ADB
Restoring Trust: Global Action for Transparency and Control of Corruption
RSDD Working Paper No. 15 – Food Security in Asia and the Changing Role of Rice
RSDD Working Paper No. 16 – Food and Nutrition Security Status in India: Opportunities for Investment Partnerships
Strengthening Global Action for an Accountable Corporate World: Restoring Trust in Business
Various papers on the environments of the poor

Additional Knowledge Products from ERD:

Training and Instructive Material
A Handbook on Using the Mixed Survey for Measuring Informal Employment and the Informal Sector Using the Mixed Survey for Measuring the Informal Sector and Informal Employment Brochure

Communities of Practice

Education
Operational Report
Education by 2020 – A Sector Operations Plan

Training and Instructive Materials
Strengthening Inclusive Education
Training and Instructive Material: Public–Private Partnerships in ADB Education Lending 2000–2009

Energy
Online Database Portal: ENERcall, the online portal of the Energy CoP that contains databases of
Knowledge output from Energy TAs, 2005–2009
Country energy sector data
Peer reviews of ADB energy sector projects, 2010
Global Renewable Projects
Presentations and reference documents from internal and external conferences, workshops, and learning sessions (e.g., BTORs, powerpoint presentations, conference materials)

Awareness-Raising and Multimedia Material
Asia Solar Energy Initiative Primer

Environment
Book
Asian Environment Outlook – Green Growth, Resources and Resilience

Gender Equity
Training and Instructive Materials
Gender Checklist on Transport
Gender Checklist on Public Sector Management

Public Management and Governance
Training and Instructive Materials
Guidance Note – Education Sector Risk Assessment (completed)
Guidance Note – Road Transport Subsector Risk Assessment (completed)

Report/Operational Report
Governance Stocktake and 15-year strategic review of ADB's governance portfolio and program (first draft completed)

Strategy, Policy, and Administrative Documents
Policy Note – Impact of Fiscal Decentralization: Issues in Theory and Challenges in Practice (draft completed)
Policy Note – Fiscal Decentralization in Asia: Challenges and Opportunities (draft completed)
Policy Note – Taxation in Asia (draft completed)

ADB Briefs
Governance Brief Issue No. 19 – A Political Economy Analyses of the Roll-On–Roll-Off Terminal System ("RoRo") in the Philippines (draft for completion in December)
Governance Brief Issue No. 20 – Social Accountability and Governance Risk Assessments (revised draft for completion in December)
Governance Brief Issue No. 21 – Does Decentralization Improve Local Service Delivery? Quantitative and Survey Results from Camarines Norte Province in the Philippines (draft completed)

Transport
Strategy, Policy, and Administrative Document
Connecting Greater Mekong Subregion Railways: A Strategic Framework, Southeast Asia Department

Awareness-Raising and Multimedia Materials
Toolkit for Urban Transport (Bus Transport) through Public Private Partnerships for the State of Maharashtra
Freedom to Grow: Impact Stories from the Philippines
Focused Action – Priorities for Addressing Climate Change in Asia and the Pacific
NAMAs in the Transport Sector: Case Studies from Brazil, Indonesia, Mexico, and People's Republic of China. ADB and IADB

Reports
Bridges across Oceans – Initial Impact Assessment of the Philippines Nautical Highway System and Lessons for Southeast Asia (with The Asia Foundation)
Reducing Carbon Emissions from Transport Projects. Narendra Singru, IED, ADB

Urban

Books: Urban Development Series

Awareness-Raising and Multimedia Materials: Urban Innovations and Best Practices
Eco-City Development – New and Sustainable Way Forward?
Financing Mechanism
Financing Urban Development in the PRC
Municipal Solid Waste Treatment: Case Study of PPPs in Wenzhou
Rebuilding Lives and Homes in Aceh and Nias, Indonesia
Retrofitting Sustainable Urban Development Practices – Renewable Energy
Retrofitting Sustainable Urban Development Practices – Urban Public Transport
Unleashing Economic Growth – Region-based Urban Development Strategy for Nepal
Urban Development Policy of IND (Part 1) – Mobility of People by Bus Rapid Transit
Urban Development Policy of IND (Part 2) – Corridor Densification by Floor Space Index-linked Land Use Control and Infrastructure
Urban Public Transport – Case Study of PPP in Beijing
Urban Water Supply – Case Study of PPPs in Maanshan
Wastewater Treatment – Case Study of PPPs in Shanghai

Operational Report: Research Studies

Guide to Increasing the Climate Resilience of Urban Water Infrastructure: Case Study of Wuhan City, PRC
Rapid Economic Assessment Toolkit for Developing Cities
Solid Waste Management Assessment in Pakistan

Water

Books

Economics of Sanitation Initiative – Cost-Benefit Analysis of Improved Sanitation in Southeast Asia and South Asia (commissioned to Water and Sanitation Program)
Every Drop Counts (summary compilation of good practices in urban water management in eight Asian cities)
Managing Water in Asia's River Basins (commissioned to IUCN)
The Issues and Challenges of Reducing Non-Revenue Water

Working Papers

Accessing Available Freshwater: Expanded Capture and Storage
Adapting to Climate Change: Flood Protection to 2030
Basin Planning and Management: An Asian Scorecard
Clean Up Costs: Expanding Investments
Cleaning Utility Balance Sheets: Attracting Investments
Energy in Water: The Case for a Smaller Footprint
From Loss to Profit: Structural Transformation via Reduced Non-Revenue Water
Legislating Clean Water: Getting the Laws to Work Better
Less Water, More Food: Solutions for Enhanced Productivity
Small Scale Irrigation: Is this the Future?
Technologies in Irrigated Agriculture: Costs and Benefits
Wastewater Reuse: Scale, Technologies, and Prospects

Awareness-Raising and Instructive Material

Expert-Based Sanitation Decision Support System Phase 1 (commissioned to UNESCO-IHE Institute for Water Education)

SOUTH ASIA DEPARTMENT

Books/Book Chapters

Agriculture, Food Security and Rural Development. Oxford University Press
An Assessment of Demand for Improved Household Water Services in South West Sri Lanka
Lessons from Private Sector Participation in Water Supply and Sanitation Sector in Developing Countries
Unleashing Economic Growth: Region-Based Urban Development Strategy for Nepal. June.

Reports/Report Series

An Assessment of Recent Tax Reforms in Bangladesh
Climate Change Adaptation in Himachal Pradesh Sustainable Strategies for Water Resources
Climate Change in South Asia: Strong Responses for Building a Sustainable Future
Competitive Cities (November 2010)
Contracts for Public–Private Partnership (GoI–ADB PPP Initiative Knowledge Series)
Cross Sectoral Implications of Biofuel Production and Use in India
Environment Assessment (Bangladesh)
Evaluating the Public Resource Management Program in Assam using a Synthetic Control Group
Financial Sector Reforms in South Asia
Fiscal Decentralization and Fiduciary Risks: A Case Study of Local Governance in Nepal
Food Security Papers
Gender Equality Results Case Studies:
- Bangladesh
- Bhutan
- Maldives
- Sri Lanka

The Global Financial Crisis: Impact on Asia and Emerging Consensus
Global Financial Crisis: The Way Forward
Impact Stories from Bangladesh: A Portrait of Development
Impact Stories from Bhutan: The Drive for Development
Impact Stories from Nepal: Inclusive Growth
Improving Health and Education Service Delivery through Public–Private Partnerships (KPMG Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Institutional and Political Economy Analysis of Social Protection in Nepal
Natural Gas Pricing in Bangladesh: A Preliminary Assessment
The Political Economy of Reform Process in Nepal: Experience of the Finance Sector in 2010
Position Paper on Ports and Private Sector Participation (India) (GoI–ADB PPP Initiative Knowledge Series)
Poverty Assessment in Bangladesh
PPP Knowledge Series
- Health and Education
- Legal Contracts
- Urban Water

PPP Projects under Structuring
Private Sector Assessment: The Case of Bangladesh
Proceedings of the Study Tour Program on Water Services Management to Penang Water Utility (April 2010)
Proceedings of the International Conference on Promoting Local Economic Development (February 2010)
Product Innovations for Financing Infrastructure in India. A Study of Indian Debt Markets
Risk Assessment and Risk Management (Bangladesh)
SAARC Regional Energy Trade Study
Scoping Study for Integrated Water Resources Management in Karnataka
Scoping Study to Climate Change Adaptation-focused Sustainable Water Resources Strategy for Himachal Pradesh
Strengthening Capacity for Climate Change Adaptation (Sri Lanka)
Toolkit for Public Private Partnership in Urban Water Supply for Maharashtra (CRISIL Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Toolkit for Urban Transport (Bus Transport) through Public Private Partnerships for the State of Maharashtra (CRISIL Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Understanding Poverty in India

Journal

Technical Efficiency of Sawmilling and Conservation of Natural Forests: Evidence from Sri Lanka

Briefs/Notes

Bangladesh: Development Effectiveness Brief: A Partnership for Progress
Bangladesh Quarterly Economic Update (4)
Case Studies (2): Snapshots of PPP Projects (Solid Waste Management – Guwahati Assam, Modernization of Taraporewala Aquarium – Mumbai)
Flash Note 8: What is Happening to Food Prices in India? – A review of its determinants and possible policy responses
Flash Note 9: Trade Facilitation in South Asia: Why it Matters Most
Flash Note 10: Determinants of the Stock Price Surge in Bangladesh and Sri Lanka
India Economic Bulletin January–March 2010
Nepal: Development Effectiveness Brief
Nepal Economic Updates (3)
Notes from the Field (5): Snapshots of Pilot PPP Projects being Developed (NRW Reduction in Madhya Pradesh, Life Dignified: Shelters for the Homeless, Kolhapur Sewage Treatment Plant, Gyanodaya: Voucher School Programme in Rajasthan, Gwalior Hospital Project)
Notes on a Political Economy Approach to Improve the Impact of Development Programs and Projects

Working Paper

The Impact of the Global Crisis on South Asia. South Asia Working Paper Series 1. February.

Awareness-Raising and Multimedia Materials

ADB India Newsletter (quarterly)
Bangladesh Economic Indicators Update
Bulletin 3P: Sharing Knowledge on PPP Projects, Events, and Activities (2 issues)
Capacity Building Program for Executing Agency Staff
  Environmental Safeguards (Module on CD)
  Social Safeguards (Module on CD)
Gender and Development brochure
Newsletter on PPP Activities
RCI News Alert
RETA 6480 Subproject workshop on Scoping for the Proposed South Asia Pension Forum
Presentation on Electricity Sector Reforms: Expectations and Reality (Memorial University of Newfoundland, Canada, Sept 2010)
Presentation on Introduction of "Revenue Administration Management Information System (RAMIS)" into Partner Countries
Presentation on Transition to Independent Regulation: Challenges in the Energy Sector (Bangladesh Energy Regulators, Asian Institute of Technology, Bangkok, June 2010)
South Asia Seminar Series
  Biofuels for India: Policy, Economics and Way Forward. No. 43.
  Commercialization of Microfinance. No. 41.
  Gender at Work in SARD. No. 39.
  Governance Risk Assessment in ADB Programs/Projects. No. 38.
  Harnessing Economic Corridor, Trade, and Regional Integration Benefits. No. 37.
  Harnessing South Asian Tourism Potential for Inclusive and Sustainable Growth. No. 36.
  Mirror Mirror the wall: Why am I not the fairest of them all? Issues of malgovernance in SARD Countries. No. 44.
  New Labor Split Data. No. 40.
  PPP and Agriculture: Lessons Learned from the Design of the Agribusiness Infrastructure Development Investment Program in India. No. 42.
  Resilience of Remittance Inflows to Nepal in FY2009 and Emerging Signs of the 'Dutch Disease.' No. 35.
  Role of Fiscal Policy in Boosting Growth: Preliminary Evidence in Developing Asia. No. 34.

Strategy, Policy, and Administrative Documents

Background papers on Regional Cooperation Strategy
Country Gender Assessment Bangladesh
Overview of Gender Equality and Social Inclusion in Nepal
Regional Cooperation Strategy (RCS) 2006–2008 Completion Report
Unleashing Economic Growth: Region-Based Urban Development Strategy for Nepal (June 2010)
Urban Development Policy of India (Part 1): Mobility of People by Bus Rapid Transit (April 2010)
Urban Development Policy of India (Part 2): Corridor Densification by Floor Space-Index Linked Land Use Control and Infrastructure Financing Mechanism (April 2010)

SOUTHEAST ASIA DEPARTMENT

Books

An Agenda for High and Inclusive Growth in the Philippines
Bridges across Oceans: Initial Impact Assessment of the Philippines Nautical Highway System and Lessons for Southeast Asia
Central Government Spending in the Regions – Fiscal Decentralization in Indonesia Series Paper No. 2
Connecting Greater Mekong Subregion Railways: A Strategic Framework
For Life, With Love: Training Tool for HIV Prevention and Safe Migration in Road Construction Settings and Affected Communities
Gender Equality Results in ADB Projects: Indonesia Country Report
Gender Equality Results in ADB Projects: Viet Nam Country Report
Ho Chi Minh City Adaptation to Climate Change: Summary Report
Lessons from the Northern Economic Corridor: Mitigating HIV and Other Diseases
Making a Difference in Mindanao
Practice Guidelines for Harmonizing HIV Prevention Initiatives in the Infrastructure Sector: Greater Mekong Subregion
Rebuilding Lives and Homes in Aceh and Nias, Indonesia
Sanitation Finance in Rural Cambodia
Sharing Growth and Prosperity: Strategy and Action Plan for the Greater Mekong Subregion Southern Economic Corridor
Social Impact of the Global Financial Crisis in the Philippines
Strategy and Action Plan for the Greater Mekong Subregion East–West Economic Corridor
Strategy and Roadmap for Devolving the Property Tax – Fiscal Decentralization in Indonesia Series Paper No. 1
Toward Sustainable and Balanced Development: Strategy and Action Plan for the Greater Mekong Subregion North–South Economic Corridor
Towards a Social Protection Strategy for the Poor and Vulnerable
Understanding Sub-National Government Proliferation and Options for Reform – Fiscal Decentralization in Indonesia Series Paper No. 3
Water: Vital for Viet Nam's Future

Working Papers and Policy Notes

Advancing Competition Policy In Cambodia. January.
Tax Reforms towards Fiscal Consolidation: Policy Options for the New Administration. July.
Philippines Urban Sector Assessment, Strategy and Roadmap. October.
Transforming the Philippine Economy: "Working on Two Legs." October.
Policy Mix to Manage Increasing Capital Inflows to Indonesia.
Philippines Quarterly Economic Updates. April, July, October.

Operational Report

Country Portfolio Performance Review Background Paper

Awareness-Raising and Multimedia Materials

Cambodia: Building Solid Physical and Social Infrastructure
Freedom to Grow: Impact Stories from the Philippines
Lao People's Democratic Republic: At the Crossroads of Change
The Heart of Development: Impact Stories from Cambodia

APPENDIX 15
Evaluation Results for Sovereign Loans

Table A15.1
Evaluation Results[a] for Sovereign Operations by Country, Cumulative from Evaluation Year 1973–2010

Country	Total Rated Projects and Programs (no.)	Proportion (%)		
		HS/GS/S	PS	US
Afghanistan	4	75.0	25.0	0.0
Armenia	1	100.0	0.0	0.0
Azerbaijan	1	100.0	0.0	0.0
Bangladesh	111	59.5	32.4	8.1
Bhutan	13	76.9	15.4	7.7
Cambodia	23	87.0	13.0	0.0
China, People's Republic of	87	87.4	8.0	4.6
Georgia	2	100.0	0.0	0.0
India	45	64.4	28.9	6.7
Indonesia	192	62.5	30.7	6.8
Kazakhstan	10	60.0	40.0	0.0
Kyrgyz Republic	20	75.0	25.0	0.0
Lao People's Democratic Republic	47	70.2	25.5	4.3
Malaysia	57	64.9	29.8	5.3
Maldives	10	80.0	10.0	10.0
Mongolia	27	63.0	29.6	7.4
Myanmar	11	63.6	27.3	9.1
Nepal	77	57.1	32.5	10.4
Pacific DMCs	104	46.2	35.6	18.3
Pakistan	151	51.7	34.4	13.9
Papua New Guinea	40	32.5	57.5	10.0
Philippines	125	47.2	36.0	16.8
Sri Lanka	80	57.5	36.3	6.3
Tajikistan	14	92.9	7.1	0.0
Thailand	64	89.1	10.9	0.0
Uzbekistan	13	53.8	38.5	7.7
Viet Nam	42	83.3	14.3	2.4
Graduate Economies[b]	61	86.9	11.5	1.6
Total	**1,432**	**63.1**	**28.5**	**8.4**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; DMC = developing member country.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project/program completion reports (PCRs), PCR validation reports (PCRVRs), and project/program evaluation reports (PPERs) using PCRVR or PPER ratings in all cases where both PCR and PCRVR or PPER ratings are available.
b Hong Kong, China; Republic of Korea; and Singapore.

Table A15.2
Evaluation Results[a] for Sovereign Operations by Sector, Cumulative from Evaluation Year 1973–2010

Country	Total Rated Projects and Programs (no.)	Proportion (%)		
		HS/GS/S	PS	US
Agriculture and Natural Resources	368	46.2	39.4	14.4
Education	106	72.6	24.5	2.8
Energy	199	79.4	18.6	2.0
Finance	148	50.0	38.5	11.5
Health and Social Protection	51	58.8	37.3	3.9
Industry and Trade	63	60.3	27.0	12.7
Multisector	71	74.6	19.7	5.6
Public Sector Management	40	52.5	37.5	10.0
Transport and ICT	239	81.6	13.0	5.4
Water and Other Municipal Infrastructure and Services	147	59.9	32.0	8.2
Total	**1,432**	**63.1**	**28.5**	**8.4**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; ICT = information and communication technology.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project/program completion reports (PCRs), PCR validation reports (PCRVRs), and project/program evaluation reports (PPERs) using PCRVR or PPER ratings in all cases where both PCR and PCRVR or PPER ratings are available.

Figure A15
Percentage of Sovereign Operations (Projects/Programs) Deemed Successful by Source of Funds


100
90
80
70
60
50
40
30
20
10
0
Success Rate (%)
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year of Approval
Total
Asian Development Fund
Ordinary capital resources

Notes:
Based on completed projects/programs evaluated from 1973 to 2010.
Project/program implementation: 4–7 years.
Completion report: 1–2 years after completion.
Project/program evaluation: 3 years or more after completion.
Data from 2003 onwards are not included due to small sample size.
Figures for 2001–2002 may change as additional projects/programs are completed and evaluated.

Table A15.3
Evaluation Results[a] for Nonsovereign Operations by Country Cumulative from Evaluation Year 1992–2010

		Projects Evaluated from 1992 to mid-2006 Using Old Criteria[b] (% of total)				Projects Evaluated from end-2006 to 2010 Using New Criteria[c] (% of total)		
Country	Total Rated Projects (no.)	HS/GS/S	PS	US	Total Rated Projects (no.)	HS/S	PS	US
Afghanistan	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Azerbaijan	0	0.0	0.0	0.0	2	100.0	0.0	0.0
Bangladesh	2	100.0	0.0	0.0	2	100.0	0.0	0.0
Bhutan	0	0.0	0.0	0.0	1	100.0	0.0	0.0
China, People's Republic of	0	0.0	0.0	0.0	6	66.7	16.7	16.7
India	2	100.0	0.0	0.0	5	80.0	20.0	0.0
Indonesia	2	100.0	0.0	0.0	0	0.0	0.0	0.0
Mongolia	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Nepal	1	0.0	100.0	0.0	0	0.0	0.0	0.0
Pakistan	3	100.0	0.0	0.0	0	0.0	0.0	0.0
Philippines	5	60.0	40.0	0.0	1	100.0	0.0	0.0
Sri Lanka	1	100.0	0.0	0.0	1	100.0	0.0	0.0
Thailand	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Viet Nam	0	0.0	0.0	0.0	3	100.0	0.0	0.0
Regional	2	50.0	50.0	0.0	3	33.3	66.7	0.0
Total	**18**	**77.8**	**22.2**	**0.0**	**27**	**81.5**	**14.8**	**3.7**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful.

Note: Totals may not add up because of rounding.

a Based on aggregate results of project completion reports (PCRs), extended annual review reports (XARRs), XARR validation reports (XVRs), and project evaluation reports (PPERs) using XVR or PPER ratings in all cases where both PCR/XARR and XVR/PPER ratings are available.

b The criteria used in evaluating sovereign projects were also used in evaluating nonsovereign projects from 1992 to mid-2006.

c The new criteria for evaluating nonsovereign projects, as harmonized with other members of the Evaluation Cooperation Group, were used starting end of 2006.

Table A15.4
Evaluation Results[a] for Nonsovereign Operations by Sector Cumulative from Evaluation Year 1992–2010

		Projects Evaluated from 1992 to mid-2006 Using Old Criteria[b] (% of total)				Projects Evaluated from end-2006 to 2010 Using New Criteria[c] (% of total)		
Sector	Total Rated Projects (no.)	HS/GS/S	PS	US	Total Rated Projects (no.)	HS/S	PS	US
Industry	3	100.0	0.0	0.0	1	100.0	0.0	0.0
Infrastructure	7	71.4	28.6	0.0	11	100.0	0.0	0.0
Capital Markets, Funds, and FIs	8	75.0	25.0	0.0	15	66.7	26.7	6.7
Total	**18**	**77.8**	**22.2**	**0.0**	**27**	**81.5**	**14.8**	**3.7**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; FI = financial institution.

Note: Totals may not add up because of rounding.

a Based on aggregate results of project completion reports (PCRs), extended annual review reports (XARRs), XARR validation reports (XVRs), and project evaluation reports (PPERs) using XVR or PPER ratings in all cases where both PCR/XARR and XVR/PPER ratings are available.

b The criteria used in evaluating sovereign projects were also used in evaluating nonsovereign projects from 1992 to mid-2006.

c The new criteria for evaluating nonsovereign projects, as harmonized with other members of the Evaluation Cooperation Group, were used starting end of 2006.

ADB CONTACT ADDRESSES
(as of 31 December 2009)

Afghanistan Resident Mission (AFRM)
House 126, Street No. 2
Haji Yaqub Roundabout Shar-e-Naw
Next to District 10 Police Department
P.O. Box 3070, Kabul, Afghanistan
Tel +93 20 210 3602
Fax +93 85 535 204
afrm@adb.org
ADB Local 5535

Armenia Resident Mission (ARRM)
26/1 Vazgen, Sargsyan Street
Erebuni Plaza Business Center
Offices 413–416 Yerevan 0010
Republic of Armenia
Tel +374 10 546371 to 73
Fax +374 10 546374
ADB Local 5549

Azerbaijan Resident Mission (AZRM)
Bakikhanov 6, Bridge Plaza
8th Floor, Baku AZ1022, Azerbaijan
Tel +994 12 437 3477
Fax +994 12 437 3475
adbazrm@adb.org
ADB Local 5588

Bangladesh Resident Mission (BRM)
Plot No. E-31, Sher-e-Bangla Nagar
Dhaka 1207, Bangladesh
GPO Box 2100, Bangladesh
Tel +880 2 815 6000 to 6008
Fax +880 2 815 6018 to 6019
adbbrm@adb.org
ADB Local 5512

Cambodia Resident Mission (CARM)
No. 29, Suramarit Boulevard (St. 268)
Sangkat Chaktomuk
Khan Daun Penh Phnom Penh
Cambodia P.O. Box 2436
Tel +855 23 215805 /06
+855 23 216417
Fax +855 23 215807
adbcarm@adb.org
ADB Local 5509

People's Republic of China Resident Mission (PRCM)
17th Floor, China World Tower
No.1 Jian Guo Men Wai Avenue
Chaoyang District, Beijing 100004
People's Republic of China
Tel +86 10 8573 0909
Fax +86 10 8573 0808
www.adb.org/prcm/
cn.adb.org
ADB Local 5521

Georgia Resident Mission (GRM)
12th Floor, JSC Cartu Building
39A Chavchavadze Avenue
0162 Tbilisi, Georgia
Tel +995 32 250619 /20 /21
Fax +995 32 250622
adbgrm@adb.org
ADB Local 5534

India Resident Mission (INRM)
4 San Martin Marg Chanakyapuri
New Delhi 110 021, India
P.O. Box 5331, Chanakyapuri HPO
Tel +91 11 2410 7200
Fax +91 11 2687 0955
adbinrm@adb.org
ADB Local 5514

Indonesia Resident Mission (IRM)
Gedung BRI II, 7th Floor, Jl. Jend.
Sudirman Kav. 44-46
Jakarta 10210, Indonesia
P.O. Box 99 JKPSA
Jakarta Pusat 10350A, Indonesia
Tel +62 21 251 2721
Fax +62 21 251 2749
adbirm@adb.org
ADB Local 5511

Kazakhstan Resident Mission (KARM) Almaty Office
154A, Nauryzbai batyr str.
KABLAN Business Center, 3rd Floor
Almaty 050013, Kazakhstan
Tel +7 727 3300 950 to 952
Fax +7 727 3300 954
ADB Local 5342

Kazakhstan Resident Mission (KARM) Astana Office
12 Samal Microdistrict
Astana Tower Business Center, 10th Floor
Astana 010000, Kazakhstan
Tel +7 7172 325053
Fax +7 7172 328343
adbkarm@adb.org
ADB Local 5506

Kyrgyz Resident Mission (KYRM)
52–54 Orozbekov Street
Bishkek, 720040 Kyrgyz Republic
Tel +996 312 624192
+996 312 900445
Fax +996 312 624196
adbkyrm@adb.org
ADB Local 5542

Lao People's Democratic Republic Resident Mission (LRM)
Corner of Lanexang Avenue
and Samsenthai Road
P.O. Box 9724
Vientiane, Lao People's Democratic Republic
Tel +856 21 250444
Fax +85 621 250333
adblrm@adb.org
ADB Local 5544

Mongolia Resident Mission (MNRM)
MCS Plaza, 2nd Floor, Seoul Street 4
Ulaanbaatar 14251, Mongolia
Tel +976 11 329836
Fax +976 11 311795
adbmnrm@adb.org
ADB Local 5505

Nepal Resident Mission (NRM)
Srikunj, Kamaldi Ward No. 31
P.O. Box 5017 Kathmandu, Nepal
Tel +977 1 422 7779
Fax +977 1 422 5063
adbnrm@adb.org
ADB Local 5515

Philippines Country Office (PHCO)
6 ADB Ave., Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 683 1002
Fax +63 2 683 1030
phco@adb.org
ADB Local 1000

Pacific Liaison and Coordination Office (PLCO)
1 Margaret St., Suite 1802 Level 18
Sydney, New South Wales 2000, Australia
Tel +61 2 8270 9444
Fax +61 2 8270 9445
adbplco@adb.org
ADB Local 5589

Papua New Guinea Resident Mission (PNRM)
Deloitte Tower, Level 13, P.O. Box 1992
Port Moresby, National Capital District
Papua New Guinea
Tel +675 321 0400; +675 321 0408
Fax +675 321 0407
adbpnrm@adb.org
ADB Local 5565

Pakistan Resident Mission (PRM)
Level 8, North Wing
Serena Business Complex
Khayaban-e-Suharwardy, G-5
Islamabad, Pakistan
Tel +92 51 260 0351 to 69
+92 51 208 7300
Fax +92 51 260 0365 to 66
+92 51 208 7397/98
adbprm@adb.org
ADB Local 5513

South Pacific Subregional Office (SPSO)
5th Floor, Ra Marama Building
91 Gordon Street, Suva, Fiji
Tel +679 331 8101
Fax +679 331 8074
adbspso@adb.org
ADB Local 5522

Sri Lanka Resident Mission (SLRM)
23, Independence Avenue
Colombo 7, Sri Lanka
Tel +94 11 267 4499
Fax +94 11 267 4488
adbslrm@adb.org
ADB Local 5507

Special Office in Timor-Leste (SOTL)
ADB Building Avenida Dos Direitos Humanos
Dili, Timor-Leste
Tel +670 332 4801
Fax +670 332 4132
www.adb.org
ADB Local 5520

Tajikistan Resident Mission (TJRM)
107 Nozim Khikmat Street
Dushanbe 734001, Tajikistan
Tel +992 372 210558, 271895, 271897
247953, 247814
Fax +992 372 244900
adbtjrm@adb.org
ADB Local 5539

Thailand Resident Mission (TRM)
23rd Floor, The Offices at Central World
999/9 Rama 1 Road
Pathumwan, Bangkok 10330, Thailand
Tel +66 2 263 5300
Fax +66 2 263 5301 to 02
adbtrm@adb.org
ADB Local 5526

Turkmenistan Resident Mission (TKRM)
Yimpash Business Center Building
Turkmenbashi Shayoly
54 Room 401, Ashgabat, Turkmenistan
Tel +99312454986
Fax +99312454986

Uzbekistan Resident Mission (URM)
1, A. Khodjaev Street
Tashkent 100027, Uzbekistan
Tel +998 71 1401920 to 25
Fax +998 71 1401976
adburm@adb.org
ADB Local 5508

Viet Nam Resident Mission (VRM)
Units 701–706, Sun Red River Building
23 Phan Chu Trinh Street
Hoan Kiem District
Ha Noi, Viet Nam
Tel +84 4 3933 1374
Fax +84 4 3933 1373
adbvrm@adb.org
ADB Local 5519

European Representative Office (ERO)
Rahmhofstrasse 2
60313 Frankfurt am Main, Germany
Tel +49 69 2193 6400
Fax +49 69 2193 6444
adbero@adb.org
ADB Local 5517

Japanese Representative Office (JRO)
Kasumigaseki Building, 8th Floor
3-2-5 Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Tel +81 3 3504 3160
Fax +81 3 3504 3165
adbjro@adb.org
ADB Local 5518

North American Representative Office (NARO)
900 17th Street NW, Suite 900
Washington, D.C. 20006, United States
Tel +1 202 728 1500
Fax +1 202 728 1505
naro@adb.org
ADB Local 5516

Asian Development Bank Institute (ADBI)
Kasumigaseki Building, 8th Floor
3-2-5 Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Tel +81 3 3593 5500
Fax +81 3 3593 5571
info@adbi.org
ADB Local 5503

GLOSSARY

B-loan. A tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

Cofinancing. The shared financing with a third party (other than the project sponsors) on a transaction-specific basis for a project (e.g., loan or technical assistance) or program associated with ADB funds, risk taking, or administrative involvement. It can be with or without a formal coordination agreement among the financing partners. The main sources of cofinancing are official and commercial.

Direct value-added cofinancing. Cofinancing with active coordination and formal agreements among financing partners that bring about defined client benefits, including contractual commitments by ADB (such as for credit enhancement, syndication, or financial administration) to facilitate mobilization, administration, or participation in cofinancing.

Modality. Involves the specific application of instruments (loan, equity investment, grant, project confinancing, and guarantee) classified as investment support, policy-based support, other budget support (countercylical support facility), or technical and advisory support.

Multitranche financing facility. A debt-financing facility to target discrete, sequential components of large stand-alone projects; slices (or tranches) of sector investment programs over a longer time frame than the current norm; financial intermediary credit lines; and guarantees.

Nonsovereign operations. Refer to an ADB-financed transaction with a subsovereign, state-owned enterprise, other public–private entity, or private sector entity as obligor or investee, normally without direct sovereign indemnity.

Public sector nonsovereign transactions. Refers to loans, guarantees, and syndications to or for enterprises that are majority owned by public parties (defined as entities with more than 50% of their capital held publicly).

Sovereign, nonsovereign. ADB lending is classified as sovereign or nonsovereign. A sovereign loan is guaranteed by the national government, while a nonsovereign loan is not.

ABBREVIATIONS

ADB – Asian Development Bank
ADF – Asian Development Fund
CAREC – Central Asia Regional Economic Cooperation
CGIF – Credit Guarantee and Investment Facility
CoP – community of practice
CTL – Controller's Department
CRP – Compliance Review Panel
DMC – developing member country
GMS – Greater Mekong Subregion
ICT – information and communication technology
IED – Independent Evaluation Department
MDG – Millennium Development Goal
MfDR – Managing for Development Results
OAG – Office of the Auditor General
OAI – Office of Anticorruption and Integrity
OAS – Office of Administrative Services
OCR – ordinary capital resources
OIST – Office of Information Systems and Technology
PSOD – Private Sector Operations Department

ACKNOWLEDGMENTS

Board of Directors Working Group on the Annual Report 2010
Wilson Kamit (Chair) • Jacob A. Rooimans • Dereck Rooken-Smith • Maureen Grewe • Xiuzhen Guan • Yasuto Watanabe

Publisher
Ann Quon

Managing Editor
Eric Healy

Editors
Bruce Heilbuth, James Unwin

Associate Editor
Patricia Gatmaitan

Copy Editors
Ma. Theresa Arago, Ma. Guia S. de Guzman, Kae Sugawara

Art Director
Anthony Victoria

Design and Production
Vicente Angeles, Edith Creus, Aileen Magparangalan, Ronnie Elefaño †

Photo Credits
4: Eric Sales; 6: Ariel Javellana; 8-13: ADB Photo Library; 14: Eric Sales; 18-22: Andi Renggana; 24: Ganesh Rauniyar; 30: Ian Gill; 36: Eric Sales; 39: Pring Samrang; 44: James Hutchison; 52: Nozim Kalandarov; 53: Daro Sulakauri; 54: Kan Lei; 60: Kevin Hamdorf; 61: Kan Lei; 62: Ian Gill; 69: Luis Enrique Ascui; 70-71: Samisoni Pareti; 72: ADB Photo Library; 79: Bikas Rauniar; 80: A A Bawa; 81: Arun Kumar; 82: Kevin Hamdorf; 90: Steve Griffiths; 91: Jordana S. Queddeng; 92: Ian Gill; 94: Digicel Ltd.; 95: Wang Nanhai; 96: Ian Gill; 98: James Hutchison; 101: Eric Sales; 102-105: Ariel Javellana; 108: Eric Sales

Overall Production
Department of External Relations

Fulfillment
Office of Administrative Services, Printing Unit


The *Annual Report 2010* is printed using vegetable oil-based inks on recycled paper.

The *Annual Report 2010* can be downloaded from ADB's website at www.adb.org

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

Treasury Department
Fax +63 2 632 4707
+63 2 632 4120
SWIFT Address ASDBPH MM

ISSN 306-8370
Publication Stock No. FLS113165


ISSN 306-8370-X
9 773068 370002

Printed in the Philippines

ADB



ANNUAL REPORT 2010



VOLUME 2
Financial Report

Asian Development Bank

About the Asian Development Bank

ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve the quality of life of their people. Despite the region's many successes, it remains home to two-thirds of the world's poor: 1.8 billion people who live on less than $2 a day, with 903 million struggling on less than $1.25 a day. ADB is committed to reducing poverty through inclusive economic growth, environmentally sustainable growth, and regional integration.

Based in Manila, ADB is owned by 67 members, including 48 from the region. Its main instruments for helping its developing member countries are policy dialogue, loans, equity investments, guarantees, grants, and technical assistance.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from source and interpretation of data. ADB accepts no responsibility from any consequence of their use.

By making any designation of or reference to a particular territory or geographic area, or by using the term "country" in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area.

In this publication, $ refers to US dollars.

ISSN 306-8370

Printed in the Philippines.

ADB

ANNUAL REPORT 2010

VOLUME 2
Financial Report

Asian Development Bank

CONTENTS

FINANCIAL STATEMENTS, MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, AND INDEPENDENT AUDITORS' REPORTS

STATISTICAL ANNEXES

MANAGEMENT'S DISCUSSION AND ANALYSIS



The Asian Development Bank (ADB) is an international development financial institution whose vision is to make Asia and the Pacific free of poverty. ADB was established in 1966 through the Agreement Establishing the Asian Development Bank (the Charter), ratified by 31 countries, to promote the social and economic development of the region and reduce poverty. As of 31 December 2010, ADB is owned by 67 members, 48 of which are in the region.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and trust funds. ADB operations are financed from OCR and Special Funds. The Charter requires that funds from each resource be kept separate from the others. Trust funds are generally financed by contributions and administered by ADB as the trustee.

ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations that tap official, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, and credit enhancement products such as guarantees and syndications.

ORDINARY CAPITAL RESOURCES

Funding for OCR operations comes from three distinct sources: funds borrowed from capital markets and private placements, paid-in capital provided by shareholders, and accumulated retained income (reserves). The financial strength of OCR is largely based on the support of shareholders and on a sound financial policy framework. Shareholder support is reflected in the form of capital backing from members and in the record of borrowing members in meeting their debt service obligations.

Borrowed funds, together with equity, are used to fund OCR lending and investment activities and other general operations. Loans are generally provided to DMCs that have attained a higher level of economic development and to nonsovereign borrowers. Sovereign loans are priced on a cost pass-through basis, which means the cost of funding the loans plus a contractual spread is passed to the borrowers. ADB applies market-based pricing for nonsovereign loans. In addition to direct lending, ADB also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects.

Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted ADB's efforts to effectively and efficiently minimize the funding costs for its DMCs.

Effective 1 January 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory basis will eventually converge with the net realized income and expenses ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet for the year ended 31 December 2010 can be found in the Appendix.

Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower than in 2009 because of the decrease in interest rates, especially in the US dollar and yen markets. The increase in return on earning assets reflects the higher net income and operating income compared with 2009. A discussion on revenue and expenses is in the Overall Financial Results section.

Overall Financial Results

Net income (loss). Table 2 presents overall financial results in 2010. Net income for the year was $625.8 million compared with the net loss of $27.5 million for 2009. The increase in net income is primarily because of an increase of $127.9 million in operating income and an increase of $525.4 million in net unrealized gain and losses, driven by favorable changes in the fair value of financial instruments.

Operating income. Operating income[1] for 2010 was $548.0 million compared with $420.1 million for 2009. The increase in operating income was predominantly because of the following:

- $75.8 million increase in income from equity investments mainly because of a (i) $54.8 million increase in profit on divestment of equity investments; (ii) $17.9 million increase in ADB's share of reported earnings of investee companies, which directly flow into OCR's net income; and (iii) $3.5 million decrease in losses ADB recognized from writing down investments that are considered impaired;
- $116.9 million decrease in provision for losses for loans;
- $354.1 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared with the same period in 2009; and
- $43.6 million decrease in contingent loss on guarantees primarily due to the settlement of guarantee obligations.

These were partially offset by the following:

- $279.3 million decrease in interest and other income from loans brought about by declining interest rates;
- $88.5 million decrease in investment income, reflecting the current market interest rates; and
- $100.6 million increase in administrative expenses charged to OCR because of the decrease in deferred loan origination cost and planned increase in administrative expenses.

Net unrealized gains and losses. During 2010, ADB posted a net unrealized gain of $42.7 million. This primarily consists of fair value adjustments on the swapped borrowings and the derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

1 Operating income is defined as statutory net income before unrealized gains(losses) on fair value changes of borrowings and derivatives, and ADB's proportionate share in unrealized gains(losses) from equity investment accounted under the equity method.

Table 1: **Selected Financial Data**
(For the Years Ended 31 December, amounts in $ million)

Item	2010	2009	2008	2007	2006
Statutory Reporting Basis					
Revenue and Expenses					
From Loans	680.5	959.8	1,358.0	1,442.3	1,210.1
From Investments	367.5	459.4	677.2	683.2	564.5
From Guarantees	11.3	9.2	6.9	5.1	4.1
From Equity Investments	58.4	24.5	3.7	58.9	41.5
From Other Sources	24.2	18.6	18.7	18.8	18.7
Total Revenue	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**	**1,838.9**
Borrowings and Related Expenses	386.0	741.7	1,208.4	1,389.8	1,116.3
Administrative Expenses[a]	294.3	193.6	141.0	127.3	127.7
Provision for Losses	(44.7)	115.8	(3.5)	(0.6)	(32.5)
Other Expenses	3.5	5.1	14.7	3.3	2.5
Total Expenses	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**	**1,214.0**
Net Realized Gains (Losses)	80.3	23.3	(28.1)	22.9	80.6
Net Unrealized Gains (Losses)	42.7	(466.2)	450.6	53.8	(135.4)
Net Income (Loss)	625.8	(27.5)	1,126.3	765.2	570.1
Average Earning Assets[b]	62,444.5	54,655.0	50,394.0	42,780.0	37,904.0
Annual Return on Average Earning Assets (%)	1.00	(0.05)	2.24	1.79	1.50
Return on Loans (%)	1.61	2.67	3.84	5.00	4.98
Return on Investments (%)	2.17	2.93	3.20	4.68	4.18
Cost of Borrowings (%)	2.06	2.91	4.11	4.32	4.81
Management Reporting Basis					
Operating Income[c]	548.0	420.1	699.8	711.4	705.5
Average Earning Assets[b]	62,555.4	54,828.0	50,443.0	42,757.0	37,859.0
Annual Return on Average Earning Assets[d] (%)	0.88	0.77	1.39	1.66	1.86
Return on Loans (%)	1.56	2.55	4.14	5.14	4.94
Return on Investments (%)	2.16	2.87	3.70	4.72	4.27
Cost of Borrowings (%)	0.81	1.83	3.29	4.68	4.31

( ) = negative.
a Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
b Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees), and related swaps and equity investments.
c Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.
d Represents operating income over average earning assets.

Table 2: Overall Financial Results for the Years Ended 31 December
($ million)

Item	2010	2009	Increase (Decrease)
Income from loans	703.4	865.9	(162.5)
Interest income	688.0	947.9	(259.9)
Write back (Provision for losses)	22.9	(94.0)	(116.9)
Others	(7.5)	11.9	(19.4)
Income from investments	401.3	489.8	(88.5)
Interest income	367.5	459.4	(91.9)
Realized gain	33.8	30.5	3.4
Income (Loss) from EI	71.5	(4.3)	75.8
Profit on sale	55.7	0.8	54.8
Realized gain (loss) on proportionate share of income from EI accounted under the equity method	4.8	(13.1)	17.9
Impairment loss	(7.6)	(11.1)	3.5
Dividend income	17.8	18.7	(0.9)
Others	0.7	0.3	0.4
Other income/expenses—net	50.7	1.0	49.7
Borrowings and related expenses	(384.6)	(738.7)	(354.1)
Administrative expenses—OCR	(294.3)	(193.6)	100.6
Operating income	548.0	420.1	127.9
Net unrealized gains (losses)	42.7	(466.2)	509.0
Net unrealized gains on proportionate share of income from EI accounted under the equity method	35.0	18.6	16.4
Net income (loss)	625.8	(27.5)	653.3

EI = equity investments, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

Operating Activities

ADB provides financial assistance through loans, TA, guarantees, and equity investments to its DMCs to help them meet their developmental needs. ADB also promotes cofinancing of its projects and programs to complement its own assistance with funds from both official and commercial sources, including export credit agencies.

Loans

Loans based on the London interbank offered rate (LIBOR) have been the primary lending facility for OCR sovereign operations since 2001. The LIBOR-based loan (LBL) is designed to meet borrowers' demand for loan products that suit project needs and effectively manage their external debt. The LBL also gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. Since November 2002, ADB has been offering local currency loans to nonsovereign borrowers; in August 2005, this was expanded to sovereign borrowers. In June 2009, ADB established the time-bound Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. The CSF is a transitory sovereign lending instrument available in 2009 and 2010 that aimed to support the countercyclical development expenditure and/or policy program of DMCs. Five sovereign loans totaling $2.5 billion were approved and fully disbursed as of the end of 2010.

Before 2001, ADB's three windows for loans from OCR were the pool-based multicurrency loan, the pool-based single currency loan in US dollars, and the market-based loan. With the introduction of the LBLs, these are no longer offered. Effective January 2004, the pool-based multicurrency loans were transformed into pool-based single currency loans in yen.

Loan approvals, disbursements, repayments, and prepayments. ADB responded promptly to help its DMCs weather the global economic crisis through record assistance in 2009. With the global economic crisis slowly abating, the level of assistance in 2010 stabilized. In 2010, the Board of Directors approved 54 sovereign loans totaling $8.2 billion, and 13 nonsovereign loans totaling $1.1 billion, compared with 2009 approvals of 57 sovereign loans totaling $10.6 billion and 7 nonsovereign loans totaling $0.4 billion. Disbursements in 2010 totaled $6.0 billion ($5.3 billion for sovereign loans, including $0.5 billion for the CSF and $0.7 billion for nonsovereign loans), a decrease of 25% from the $7.9 billion in disbursements in 2009. Regular principal repayments in 2010 were $2.3 billion (2009: $1.9 billion), while prepayments totaled $33.5 million (2009: $6.7 million). In 2010, two loans were fully prepaid for $1.6 million and two loans were partially prepaid for $31.9 million. As of 31 December 2010, loans outstanding after allowance for loan losses and net unamortized loan origination cost totaled $45.9 billion, of which $43.6 billion were sovereign loans and $2.3 billion were nonsovereign loans.

ADB offers the multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, equity, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2010, 12 MFFs totaling $3.9 billion (2009: 10 MFFs totaling $5.0 billion) were approved under OCR. Periodic financing requests under MFFs totaling $3.1 billion were approved in 2010 (2009: $3.1 billion).

ADB provides lending without sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. No loans to state-owned enterprises without sovereign guarantee were approved in 2010 (2009: two loans for $134.3 million).

Status of Loans. Two nonsovereign loans with an outstanding principal balance of $31.9 million were in non-accrual status as of 31 December 2010 (2009: three nonsovereign loans totaling $38.4 million).

Loan charges on sovereign loans. LBLs and loans approved under the CSF carry a floating lending rate that consists of funding cost over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at a borrower's request. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing. Interest rates for market-based loans are either fixed or floating. The floating rates are determined based on 6-month LIBOR with reset dates of either 15 March and 15 September or 15 June and 15 December. Effective 2000, all sovereign loans without specific provisions in the loan agreements were charged a lending spread of 60 basis points over the base lending rate. Since 2004, 20 basis points of the lending spread were waived on borrowers or guarantors under ADB's sovereign operations that do not have OCR loans in arrears. Subsequently, the waiver policy was extended to cover the period up to December 2011.

In December 2007, the Board of Directors revised the pricing structure for all sovereign LBLs negotiated on or after 1 October 2007 by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

In April 2010, the Board approved for all LBLs to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 0.3% over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 0.4% over the base lending rate.

The loans approved under the CSF carry a lending spread of 2.0% over the base lending rate.

ADB's lending rates for pool-based single currency loans in US dollars and in yen are shown in Table 3.

Table 3: **Lending Rates**[a]
(% per year)

	2010	2009	PSCLs
1 January	1.62	1.92	yen
	4.14	5.03	US dollar
1 July	1.62	1.90	yen
	3.83	4.57	US dollar

PSCL = pool-based single currency loan, US = United States.
a Lending rates are set on 1 January and 1 July every year and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

Table 4: **Funding Cost Margin**
(% per year)

	Rebate or (Surcharge)			
Type	1 July 2010	1 January 2010	1 July 2009	1 January 2009
LIBOR-based Loans				
US dollar	0.26	0.28	0.31	0.35
yen	0.27	0.28	0.35	0.38
CSF Loans				
US dollar	(0.18)	(0.22)	(0.22)	–

– = nil, ( ) = surcharge, CSF = Countercylical Support Facility, LIBOR = London interbank offered rate, US = United States.

ADB applied a progressive commitment fee of 75 basis points on undisbursed loan balances for sovereign project loans and a flat commitment fee of 75 basis points for sovereign program loans. In October 2006, as part of the enhancement of ADB's loan and debt management products, all sovereign project loans negotiated after 1 January 2007 carried a flat commitment fee of 35 basis points on the full amount of undisbursed loan balances. In April 2007, the Board approved a waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The waiver is applicable to all interest periods starting from 1 January 2007 up to and including 31 December 2011.

In December 2007, the Board approved a reduction in the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver for such loans.

Rebates and surcharges are standard features of sovereign LBLs and loans approved under the CSF. To maintain the principle of the cost pass-through pricing policy, ADB returns the actual funding cost margin above or below LIBOR to its sovereign borrowers through a surcharge or rebate. The funding cost margins are reset on 1 January and 1 July every year, and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $85.4 million to its LBL sovereign borrowers in 2010 (2009: $82.2 million) based on the rebate rates, and collected a surcharge of $4.1 million on loans under the CSF in 2010.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees typically range from 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically in the range of 0.50% to 0.75% per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Official cofinancing for loans. In 2010, $2,850.3 million from official sources was mobilized in loan cofinancing for 19 loan projects, of which $469.0 million is with ADB's administration and $2,381.3 million is under collaborative arrangements. Refer to Note E of OCR Financial Statements for loans administered by ADB as of 31 December 2010.

Guarantees

ADB provides guarantees[2] as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on its own. Reducing these risks can make a significant

2 ADB offers two types of guarantee products—political risk and partial credit—designed to facilitate cofinancing by mitigating risk exposure of commercial lenders and capital market investors. A political risk guarantee covers specifically defined political risks. A partial credit guarantee provides comprehensive cover (of commercial and political risks) for a specific portion of the debt service provided by cofinanciers. These guarantees are issued for projects in which ADB satisfies its participation requirement.

difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets, and trade finance. These instruments generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after 31 December 2002, ADB recognized at the inception of a guarantee the noncontingent aspect of its obligations. In 2010, ADB approved five new guarantees totaling $982.3 million (2009: one guarantee for $325.0 million).

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[3] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2010, $320.0 million for syndications through B-loans[4] was provided for three projects (2009: $276.2 million for three projects).

Equity Investments

The Charter allows the use of OCR for equity investments in private enterprises up to 10% of its unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. At the end of 2010, the total equity investment portfolio for OCR for both outstanding and undisbursed approved facilities totaled $1,186.7 million, or about 79% of the ceiling defined by the Charter.

In 2010, ADB approved eight equity investments totaling $243.0 million (2009: five equity investments totaling $220.0 million). In the same period, ADB disbursed a total of $192.6 million in equity investments, a 228.1% increase from $58.7 million disbursed in 2009, and received a total of $111.3 million from capital distributions and divestments, whether in full or in part, in 30 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments have been fulfilled, and without destabilizing the companies concerned.

Financing Resources

Capital and Reserves

In April 2009, the Board of Governors adopted Resolution No. 336, which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB members. As of 31 December 2010, ADB had received subscriptions from 56 of 67 members totaling $70.0 billion, representing 82% of the shares authorized under GCI V. After the end of 2010, four more members' subscriptions totaling $0.6 billion became effective, bringing the subscriptions to 83% of shares. On 26 January 2011, the Board of Directors approved an extension of the GCI V subscription period until 30 June 2011.

The total authorized capital of ADB was 10,638,933 shares valued at $163,842.8 million as of 31 December 2010. Subscribed capital as of 31 December 2010 was 9,347,201 shares valued at $143,949.7 million. Of the subscribed capital, $7,414.6 million was for paid-in and $136,535.1 million was for callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to other Special Funds to support development activities in its DMCs. In May 2010, the Board of Governors approved with respect to the 2009 reported net loss of $36.7 million after appropriation of guarantee fees to special reserve (i) adding $447.6 million, representing Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815/825 adjustments and unrealized earnings from equity investments accounted for under the equity method, from the Cumulative Revaluation Adjustments (CRA) account; and (ii) adding $247.2 million from loan loss reserve to the allocable net income with

3 Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.
4 A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

the allocation as follows: (a) $247.2 million to surplus; (b) $230.9 million to ordinary reserve; (c) $120.0 million to ADF; (d) $40.0 million to the Technical Assistance Special Fund (TASF); (e) $10.0 million to the Regional Cooperation and Integration Fund; and (f) $10.0 million to the Climate Change Fund.

Total shareholders' equity on a statutory basis increased from $15,176.1 million as of 31 December 2009 to $15,878.5 million as of 31 December 2010. This was primarily because of (i) the net effect of the change in the value of the special drawing right (SDR) on capital and reserves of $166.7 million, (ii) an increase in paid-in capital for the installment payments received totaling $384.5 million, and (iii) increase in net income of $651.2 million. The increases were offset mainly by the net decrease in other comprehensive income of $95.7 million; allocations to the Special Funds totaling $180 million ($120 million to the ADF, $40 million to the TASF, $10 million to the Regional Cooperation and Integration Fund; and $10 million to the Climate Change Fund); promissory notes received for capital subscription of $198.9 million and other adjustments totaling $25.4 million.

ADB limits the total amount of outstanding loans and guarantees, as well as outstanding equity investments including undisbursed commitments, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. In addition, the gross outstanding borrowings cannot exceed the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). As of 31 December 2010, headroom for lending was $108.6 billion ($29.5 billion as of 31 December 2009) and for borrowings was $44.9 billion ($5.8 billion as of 31 December 2009).

Borrowings

ADB's primary borrowing objective is to ensure the availability of funds at the most stable and lowest possible cost for its operations. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. ADB continued in 2010 a strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

Summary of 2010 funding operations. In 2010, ADB completed 92 borrowing transactions, raising about $14.9 billion in long- and medium-term funds (2009: $10.4 billion). The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, yuan, Mexican peso, New Zealand dollar, South African rand, Swiss franc, Turkish lira, and US dollar. Of the 2010 borrowings, $14.4 billion or 96.1% were swapped into US dollar, and the remaining $0.5 billion or 3.9% were in yen (2.7%), and yuan (1.2%). The average maturity of 2010 borrowings was 4.9 years (2009: 3.8 years). Of the 2010 borrowings, $10.7 billion was raised through 20 public offerings, including two global benchmark bond issues in US dollar totaling $5.5 billion, and a local currency bond issue in the People's Republic of China (PRC). The remaining $4.2 billion were in 72 private placements. In addition, ADB raised $30.0 million in short-term funds under its euro commercial paper program to enhance its presence in the market and to meet temporary cash needs. Table 5 shows details of 2010 borrowings compared with borrowings in 2009.

In January 2010, ADB issued its inaugural NZ$225 million ($162 million) 4-year Kauri bonds under the New Zealand Dollar 5 Billion Domestic Medium-Term Note Programme. ADB also launched its first thematic bond, raising $638 million through two tranches of water bond

Table 5: Borrowings
(amounts in $ million)

Item	2010	2009
Long Term		
Total Principal Amount	**14,940.1**	**10,358.8**
Average Maturity to First Call (years)	**4.9**	**3.8**
Average Final Maturity (years)	6.1	5.2
Number of Transactions		
Public Offerings	**20**	**9**
Private Placements	**72**	**30**
Number of Currencies (before swaps)		
Public Offerings	**6**	**4**
Private Placements	**7**	**4**
Short Term[a]		
Total Principal Amount[b]	**30.0**	**340.0**
Number of Transactions	**1**	**4**
Number of Currencies	1	1

a All euro-commercial papers.
b At year-end, the outstanding principal amount was nil in 2010 and 2009.

issues. These bond issues support projects under the Water Financing Program and highlight ADB's efforts to address Asia's water sanitation needs. Following the success of ADB's inaugural thematic bond issued in March 2010, ADB launched its second thematic bond issue during the third quarter. ADB issued about $244 million in clean energy bonds in five tranches. These bonds highlight ADB's efforts in renewable energy and energy efficiency projects in Asia and the Pacific while meeting investor demand for specific topics of interest. In addition, ADB continued to pursue its objective of contributing to the development of regional bond markets and of providing local currency financing for ADB projects through local currency bonds. All proceeds from new funding transactions are invested until they are required for ADB's ordinary operations, including loan disbursements and refinancing of maturing funding obligations.

Local currency bonds. ADB continued to pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In 2010, ADB successfully launched its maiden global yuan bond in Hong Kong, China, raising CNY1.2 billion. ADB also raised Philippine peso and Thai baht through cost-effective cross-currency swaps.

Use of derivatives. ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for operations in a cost-efficient way, while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the interest rate structure and currency composition of ADB's outstanding borrowings as of 31 December 2010. Interest rate swaps are also used for asset and liability management purposes to match the liabilities to the interest rate characteristics of loans.

Figure 1: Effect of Swaps on Currency Composition of Borrowings

Currency Composition of Outstanding Borrowings (Before Swaps)


US dollar
54.5%
Japanese yen
7.3%
Other Currencies[a]
38.2%

Currency Composition of Outstanding Borrowings (After Swaps)


US dollar
89.0%
Japanese yen
1.6%
Other Currencies[b]
9.4%

a Other currencies include Australian dollar, Brazilian real, Canadian dollar, yuan, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.
b Other currencies include yuan, Indian rupee, Kazakhstan tenge, Philippine peso, pound sterling, and Swiss franc.

Figure 2: Effect of Swaps on Interest Rate Structures of Borrowings

Interest Rate Structure of Outstanding Borrowings (Before Swaps)


Variable
6.7%
Fixed
93.3%

Interest Rate Structure of Outstanding Borrowings (After Swaps)


Variable
91.1%
Fixed
8.9%

Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs management of ADB's liquidity investments. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2010, ADB held liquid investments in 21 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. These investments are held in five sub-portfolios—prudential liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios in 2010 and 2009, including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements, unsettled trades, and accrued interest, is presented in Table 6.

Table 6: **Year-End Balance of Liquidity Portfolio**[a]
($ million)

Item	2010	2009
Prudential Liquidity Portfolio	12,591.6	10,301.5
Operational Cash Portfolio	218.2	198.1
Cash Cushion Portfolio	1,933.0	1,954.4
Discretionary Liquidity Portfolio	3,090.5	1,236.2
Other Portfolio	453.1	500.8
Total	18,286.4	14,191.0

a The composition liquidity portfolio may shift from 1 year to another as part of ongoing liquidity management.

Table 7: **Return on Liquidity Portfolio**
(%)

Item	2010	2009
Prudential Liquidity Portfolio	3.50	3.83
Operational Cash Portfolio	0.15	0.13
Cash Cushion Portfolio	0.46	0.87
Discretionary Liquidity Portfolio[a]	0.30	0.34
Other Portfolio	1.36	4.14

a Spread over funding cost at 31 December.

The prudential liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and performance is measured against external benchmarks with an average duration of about 2.5 years.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursement. It is invested in short-term instruments, and the performance is measured against short-term external benchmarks. The portfolio also aims to maximize the spread earned between borrowing cost and the investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term, and to opportunistically permit borrowing ahead of cash-flow needs and bolster ADB's access to short-term funding through continuous presence in the market.

Contractual Obligations

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. Table 8 summarizes ADB's significant contractual cash obligations as of 31 December 2010 and 2009. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 8: Contractual Cash Obligations
($ million)

Item	2010	2009
Long-Term Debt	52,142.8	42,713.4
Undisbursed Loan Commitments	24,577.0	22,877.9
Undisbursed Equity Investment Commitments	471.5	433.4
Guarantee Commitments	2,331.7	1,971.6
Other Long-Term Liabilities	1,267.6	993.7
Total	**80,790.6**	**68,990.0**

Financial Risk Management

ADB has developed risk policies and procedures to measure, monitor, and control credit, market, and operational risks. ADB continues to strengthen the Office of Risk Management (ORM) to support the planned growth in ADB operations. The ORM is involved in the credit monitoring for nonsovereign operations, and conducts risk assessments of new transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary.

ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. For the aggregate portfolio, ADB monitors limits and concentrations, sets aside loan loss reserve and provides loan loss provisions including collective provision requirements, and assesses its capital adequacy.

ADB's risk management framework also includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President and the Audit Committee of the Board. Management prepares integrated risk reports covering ADB's overall risk profile to the Board of Directors and Audit Committee.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. This section will discuss each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

Table 9: ADB Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA/Aaa to A/A2	Lowest expectation of credit risk
2	A–/A3	Very low credit risk
3	BBB+/Baa1	Low credit risk
4	BBB/Baa2	Low credit risk
5	BBB–/Baa3	Low to medium credit risk
6	BB+/Ba1	Medium credit risk
7	BB/Ba2	Medium credit risk
8	BB–/Ba3	Medium credit risk
9	B+/B1	Significant credit risk
10	B/B2	Significant credit risk
11	B–/B3	Significant credit risk
12	CCC+/Caa1	High credit risk
13	CCC/Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

Credit Risk

ADB's exposure to credit risk is the loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. These include concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction; and equity risk, which is the risk that the value of equity investments may fall or fluctuate.

ADB assigns a risk rating to each loan, guarantee, and Treasury counterparty on an internal scale from 1 to 14 (Table 9). For sovereign and Treasury counterparty, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury activities. The sovereign portfolio includes sovereign debt and guarantees, while the nonsovereign portfolio includes nonsovereign debt and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 10 details the credit risk

exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved one notch from 4.7 (BBB–) in 2009 to 4.4 (BBB) in 2010 as the global economy stabilized.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and maintaining conservative equity levels. OCR has not experienced any loan loss from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from OCR.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2010 results are discussed below.

Sovereign credit quality. The weighted average risk rating of the sovereign credit portfolio improved from 6.0 (BB+) in 2009 to 5.7 (BB+) in 2010 because of improving sovereign credit conditions in many of ADB's DMCs (Figure 3). Refer to Note E of OCR Financial Statements for additional information.

Sovereign concentrations. Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the PRC, Indonesia, and India—represented 65.6% of the portfolio (Table 11).

Expected loss. Improvements in credit quality offset increases in expected loss from portfolio growth,

Table 10: Exposure to Credit Risk
As of 31 December 2010 and 2009
($ million unless otherwise specified)

	2010		2009	
Item	Exposure	Rating	Exposure	Rating
Sovereign operations (debt and guarantee)	44,424.2	5.7/BB+	40,488.1	6.0/BB+
Nonsovereign operations	4,416.3		3,363.9	
a. Debt and guarantee	3,138.6	7.1/BB	2,479.5	7.4/BB
b. Publicly traded equity	491.6	n/a	461.6	n/a
c. Private equity	786.1	n/a	422.9	n/a
Treasury	20,486.5	1.0/AA+	16,092.1	1.0/AA+
a. Fixed income	15,472.2	1.0/AA+	12,461.9	1.0/AA+
b. Cash instruments	3,916.3	1.0/AA	2,701.8	1.0/AA–
c. Derivatives	1,098.0	1.0/AA–	928.4	1.0/AA–
Aggregate Exposure	69,327.0	4.4/BBB	59,944.1	4.7/BBB–

n/a = not applicable.
Note: Numbers may not sum precisely because of rounding.

Figure 3: Sovereign Exposure by Credit Quality
As of 31 December 2010 and 2009 (%)


2010
High credit risk 0.0
Low credit risk 44.9
Medium credit risk 55.1
2009
High credit risk 0.1
Low credit risk 43.4
Medium credit risk 56.5

Notes: (i) 0.0 = % is less than 0.05. (ii) low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Table 11: **Sovereign Country Exposure**
As of 31 December 2010 and 2009

	2010		2009	
Country	$ million	%	$ million	%
People's Republic of China	10,462.6	23.6	9,409.5	23.2
Indonesia	9,887.8	22.3	9,679.9	23.9
India	8,736.2	19.7	7,299.3	18.0
Philippines	5,465.0	12.3	5,452.0	13.5
Pakistan	5,089.1	11.5	4,658.5	11.5
Others	4,783.5	10.8	3,988.8	9.9

Note: Percentages may not sum precisely to 100% because of rounding.

Table 12: **Sovereign Portfolio Expected Loss**
As of 31 December 2010 and 2009

	2010		2009	
Item	$ million	% of SO portfolio	$ million	% of SO portfolio
Provision for Loan Losses	–	–	2.7	0.0
Loan Loss Reserve Requirement[a]	164.2	0.4	190.3	0.5
Expected Loss	164.2	0.4	193.1	0.5

– = nil, SO = sovereign operations.
Notes: (i) Numbers may not sum precisely because of rounding. (ii) 0.0 = % is less than 0.05.
a The loan loss reserve requirement is subject to Board of Governors' approval during the Annual Meeting in May 2011.

reducing the expected loss for the sovereign portfolio from $193.1 million in 2009 to $164.2 million in 2010 (Table 12).

Credit and equity risk in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations where ADB does not have recourse to a sovereign entity. ADB's non-sovereign credit risk is considered more significant because of the uncertain economic environments of some of ADB's markets. In addition, ADB's exposure is concentrated in the infrastructure and finance sectors as these are central to the economic development of the region. ADB employs various policy-based measures to manage these risks.

The Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee, chaired by a vice-president, reviews all new nonsovereign transactions for creditworthiness. The Risk Committee, chaired by the managing director general, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in the management of the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk through the ORM, which independently assesses all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments. ADB will provide specific provisions where necessary in accordance with its provisioning policy. To manage restructuring and recoveries, investments that are considered in jeopardy may be transferred to ADB's corporate recovery unit.

ADB recognizes specific provisions in the net income for known or probable losses in loans or guarantee transactions, and collective provisions for unidentified losses that are likely to exist in disbursed credit transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2010 results are discussed below.

Nonsovereign loan and guarantee portfolio. ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2010, ADB's weighted average risk rating improved from 7.4 (BB) to 7.1 (BB). The improvement was mainly driven by ADB's efforts in restructuring loans, as well as an improving economic climate (Figure 4).

Refer to Note E of OCR Financial Statements for additional information.

Publicly traded equity portfolio. The value of ADB's publicly traded equity portfolio totaled $491.6 million, a 4.7% increase from $461.6 million in 2009.

Private equity portfolio. The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations. In 2010, Viet Nam became the third-largest nonsovereign country exposure, surpassing the Philippines, because of increased lending to banks under ADB's Trade Finance Program. As a result, the three largest nonsovereign country exposures as of 2010 were the PRC (24.0%), India (15.6%), and Viet Nam (9.0%). Their combined exposure increased from 46.7% in 2009 to 48.6% in 2010 (Table 13). All country exposures complied with ADB's credit limits.

The nonsovereign portfolio is dominated by energy and finance (Table 14). ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors, and employs specialists in these areas.

Expected loss. Expected loss in the nonsovereign portfolio decreased in 2010 (Table 15). The driver of this decline was the restructuring of transactions that had defaulted in 2009. During 2010, ADB introduced a collective provision for medium- and high-risk credit transactions, and some of ADB's loan loss reserve effectively migrated to this collective provision.

Figure 4: Nonsovereign Exposure by Credit Quality
As of 31 December 2010 and 2009 (%)


2010
High credit risk 9.4
Low credit risk 29.0
Medium credit risk 61.7
2009
High credit risk 17.8
Low credit risk 31.7
Medium credit risk 50.5

Note: low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Table 13: Nonsovereign Country Exposure
As of 31 December 2010 and 2009

	2010		2009	
Country	$ million	%	$ million	%
People's Republic of China	1,058.5	23.9	796.1	23.7
India	690.5	15.6	553.3	16.5
Viet Nam	396.1	9.0	221.3	6.6
Philippines	326.7	7.4	256.0	7.6
Pakistan	293.6	6.6	165.7	4.9
Others	1,650.9	37.4	1,371.5	40.8

Note: Percentages may not sum precisely to 100% because of rounding.

Table 14: Nonsovereign Sector Exposure
As of 31 December 2010 and 2009

	2010		2009	
Sector	$ million	%	$ million	%
Energy	1,966.3	44.5	1,618.9	48.1
Finance	1,682.0	38.1	1,133.2	33.7
Investment Funds	355.0	8.0	291.5	8.7
Others	413.1	9.3	320.3	9.5

Note: Percentages may not sum precisely to 100% because of rounding.

Table 15: Nonsovereign Portfolio Expected Loss
As of 31 December 2010 and 2009

	2010		2009	
Item	$ million	% of NSO portfolio	$ million	% of NSO portfolio
Specific Provision for Loan Losses	9.2	0.3	122.3	4.9
Collective Provision for Loan Losses	33.4	1.1	–	–
Loan Loss Reserve Requirement[a]	35.9	1.1	55.6	2.2
Expected Loss	**78.4**	**2.5**	**177.9**	**7.2**

NSO = nonsovereign operations.
Note: Numbers may not sum precisely because of rounding.
a The loan loss reserve requirement is subject to Board of Governors' approval during the Annual Meeting in May 2011.

Table 16: Fixed Income Portfolio by Asset Class
As of 31 December 2010 and 2009
($ million)

	2010		2009	
Item	$ million	%	$ million	%
Government	5,672.2	36.7	4,010.0	32.2
Government Guaranteed	4,476.9	28.9	4,778.7	38.3
Government-Sponsored Enterprises and Supranationals	3,067.9	19.8	1,834.7	14.7
Asset-Backed and Mortgage-Backed Securities Rated AAA	934.9	6.0	855.3	6.9
Corporations	1,320.4	8.5	983.1	7.9
Total	**15,472.2**	**100.0**	**12,461.9**	**100.0**

Notes: (i) Numbers may not sum precisely because of rounding. (ii) The 2009 figures were revised due to the reclassification of short-term government investments to cash and cash equivalents.

Credit risk in the treasury portfolio. Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, executed an International Swaps and Derivatives Association Master Agreement, and signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily and the resulting exposures are collateralized by US dollar cash and/or US Treasuries. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2010 results are discussed in the succeeding paragraphs.

The weighted average credit rating for the treasury portfolio remained constant at AA+ in 2010. About 98.9% of the portfolio was rated A or better.

At 31 December 2010, no fixed-income instruments, derivatives, or other Treasury exposures were past due or impaired, the same as in 2009.

Deposits. ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income. ADB has a conservative policy toward fixed-income securities, and the credit risk is low. Sovereign and sovereign-guaranteed securities represent 85.4% of ADB's fixed-income assets. The remainder are between asset-backed and mortgage-backed securities that are rated AAA, and corporate bonds that are rated at least A– (Table 16). The credit risk of mortgage-backed securities and corporate bonds has generally fallen since 2009 as global economic conditions have improved.

Derivatives. Derivative counterparty credit risk is low. All swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB

maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2010, 73% of the marked-to-market exposure was collateralized.

Country exposure. At the end of 2010, Treasury credit risk exposure was allocated across 29 countries with the largest exposure in the United States (Table 17).

Table 17: Treasury Country Exposure
As of 31 December 2010 and 2009

	2010		2009	
Country	$ million	%	$ million	%
United States	6,213.7	30.3	5,123.6	31.8
Japan	4,439.7	21.7	3,107.4	19.3
Australia	2,273.9	11.1	1,951.8	12.1
France	1,490.5	7.3	676.4	4.2
Germany	1,404.8	6.9	1,382.3	8.6
Others	4,663.8	22.8	3,850.6	23.9
Total	20,486.5	100.0	16,092.1	100.0

Note: Numbers may not sum precisely because of rounding.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which was discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risks. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate. Interest rate risk in the operations portfolio is hedged as the basis for borrowers' interest payments are matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the Treasury portfolio. ADB monitors and manages interest rate risks in the Treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the Treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates. ADB uses duration and VaR to measure interest rate risk across the Treasury portfolio, with particular attention to the prudential liquidity portfolio (PLP), which is the most exposed to interest rate risk.

Foreign exchange. ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and Treasury portfolios, ADB is required to match its loans and investments with the funding currencies. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar results due to currency translation adjustments.

The discussion of market risk and 2010 results in this section is limited to the major currencies of the PLP since this portfolio bears the majority of ADB's market risks. The PLP accounts for 69% of ADB's OCR, while major currencies account for 95% of the PLP. Major currencies include the US dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk. Aggregate VaR, which includes interest rate and foreign exchange risks, decreased from 5.3% in 2009 to 4.1% in 2010. This VaR means that there is a 5% probability that the portfolio will lose more than 4.1% ($493.4 million) of its value over the next year. These potential loss estimates continued to decrease in 2010 as markets stabilized from the turmoil at the end of 2008.

Duration. The major PLP's interest rate sensitivity, as reflected in its weighted portfolio duration, increased from 2.3 years as of 2009 to 2.6 years as of 2010.

Stress testing. ADB measures how sensitive the major PLP is to interest rate changes. If interest rates were to rise 2%, the major PLP portfolio would be expected to lose 5.1% ($613.8 million). The estimated loss is larger than last year's because of the longer duration of the portfolio. ADB also uses scenario analysis to assess how the major PLP would respond to significant changes in market factors, such as

those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis suggests that the Treasury portfolio would appreciate during most stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains prudential liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems; or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also strengthened business continuity, and particularly information technology, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and, consequently, its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis when some DMCs may find their access to capital markets limited. This second requirement ensures that ADB will have the capacity to lend under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2010, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB is to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to the borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to cost pass-through pricing policy for the loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund the loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a comprehensive policy framework approved by the Board. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

Internal Control over Financial Reporting

In line with the global best practices on corporate governance, ADB's Management assesses the effectiveness of

its internal controls over financial reporting based on the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in *Internal Control – Integrated Framework* since 2008. ADB has applied a risk-based evaluation framework for the 2010 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for OCR and Special Funds (except for Asian Development Bank Institute). The scope included a review of 48 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB staff across several departments and offices is responsible for identifying and testing key controls, assessing and evaluating the design and operating effectiveness of the business process. Concurrently, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for OCR and Special Funds (except for Asian Development Bank Institute) in 2010.

Critical Accounting Policies and Estimates

Significant accounting policies are contained in Note B of the OCR financial statements. As disclosed in the financial statements, management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in Note B of OCR's financial statements.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves. In 2006, the Board approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's default data. A loan loss reserve is established in the equity section for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, TASF, Japan Special Fund, ADB Institute, the Asian Tsunami Fund, the Pakistan Earthquake Fund, the Regional Cooperation and Integration Fund, the Climate Change Fund, and the Asia Pacific Disaster Response Fund. Financial statements for each Special Fund are prepared in accordance with US GAAP except for the ADF's, which are special purpose financial statements.

Asian Development Fund

The ADF is ADB's concessional financing window for DMCs with low per capita gross national product and limited debt repayment capacity. It is the only multilateral

source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. This became effective on 16 June 2009. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries. The total replenishment size of SDR7.5 billion ($11.9 billion) consisted of SDR7.3 billion for ADF X and SDR0.2 billion for TASF. About 36% of the replenishment will be financed from new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management. The new currency management framework for the ADF took effect on 1 January 2006. The previous practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on an SDR basket of currencies (US dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that do not constitute SDR are immediately converted into one of SDR basket of currencies to maintain the SDR-based liquidity portfolio. In addition, the borrower's obligations for new ADF loans are determined in SDR.

Loan conversion. Starting in 2008, ADB offered a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. The conversion is intended to shorten the time horizon to achieve the full benefits, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral development banks and all ADF loans. As of 31 December 2010, 17 of 30 countries that have borrowed from the ADF have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans totals the equivalent of $13.9 billion.

Revised framework for grants and hard-term facility. In September 2007, the Board of Directors approved the revised ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than 2 consecutive years and with an active OCR lending program are eligible to borrow from this new facility. The interest rate will be reset every January and will apply to all hard-term loans approved that year. The interest rate will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% for the life of the loan. Two loans were approved under this new facility in 2010.

Liquidity management. In 2008, the ADF began managing its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity ADF holds to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in Heavily Indebted Poor Countries (HIPC) debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million.

Launched in 1996 by the IDA and International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible

for HIPC debt relief.[5] Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions,[6] becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2010, ADF had delivered $2.6 million under this arrangement, bringing the balance to $103.4 million.

Contributed resources. During ADF X, donors agreed to a total replenishment of SDR7.5 billion, of which SDR4.5 billion would be financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from OCR. This covers 2009–2012, which became effective in June 2009 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of 31 December 2010, 27 donors had contributed a total of $3.7 billion,[7] of which $1.8 billion had been received and made available for operational commitments. On 23 December 2010, the Board of Directors approved the additional contribution from the United Kingdom of £6.2 million. Deposited installment payments totaling $1,012.2 million included $930.5 million for ADF operations and $81.7 million allocated to the TASF. The remaining unpaid contributions under ADF VIII and ADF IX as of 31 December 2010 totaled $214.9 million.[7] (For details of amounts released for operational commitment in 2010, see the column labeled "Addition" in Statistical Annex 23.)

Table 18: Asian Development Fund Commitment Authority[a]
31 December 2010 and 2009
($ million)

Item	2010	2009
Carryover from ADF IX Commitment Authority[b]	122.0	123.7
ADF X Contributions	1,802.1[c, d]	837.6
ADF IX Contributions	111.8[e]	112.8
ADF VIII Contributions	8.2[f]	8.3
Reflow-based Resources	4,520.8[g]	3,345.8
OCR Net Income Transfer	240.0	120.0
Savings and Cancellation	650.0	314.4
Total ADF X Commitment Authority	7,454.8	4,862.6
Loans and Grants Committed	6,306.6	3,129.4
ADF Commitment Authority Available for Future Commitments	1,148.2	1,733.2

ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a ADB monitors commitment authority based on SDR. All reported figures are based on US dollar to SDR exchange rates as of 31 December 2010 and 2009.
b The US dollar equivalent of SDR79.2 million at the year-end exchange rate, which reflects the cumulative commitment authority for ADF IX.
c Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until (i) the respective donors release the withheld amount, or (ii) the outstanding balance has been settled.
d On 23 December 2010, the Board of Directors approved the additional contribution of the United Kingdom amounting to £6.2 million, which was deposited on 15 December 2010.
e Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.
f Represents 99.16% of Austria's fourth installment payment, which was released and made available for operational commitment.
g Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from OCR. The balance of the commitment authority available for operations as of 31 December 2010 was $1.1 billion, compared with $1.7 billion as of 31 December 2009 (Table 18).

5 These included Bhutan, Kyrgyz Republic, Lao People's Democratic Republic (Lao PDR), Nepal, and Sri Lanka. Subsequently, Afghanistan was assessed to be potentially eligible for Heavily Indebted Poor Countries (HIPC) debt relief. At that time, the authorities of Bhutan, Lao PDR, and Sri Lanka had indicated to the International Monetary Fund and World Bank staff that they did not wish to avail themselves of the HIPC initiative. In the absence of data, no debt assessment could be made for Myanmar. The authorities of Myanmar also indicated that they could not provide the data needed for the assessment and that they do not want to benefit from debt relief under the HIPC initiative at that time.
6 The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.
7 US dollar equivalent at 31 December 2010 exchange rates.

In May 2010, the Board of Governors approved the transfer of $120.0 million to the ADF as part of OCR's net income allocation (2009: $120.0 million). In addition, $650.0 million from loan savings and cancellations were included in the commitment authority. This resulted from Management's continual assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2010, promissory notes totaling $795.0 million were encashed, of which $71.4 million was transferred to the TASF.

In August 2010, the Board of Governors approved the reduction in Nauru's contribution to ADF VI and the second regularized replenishment of the TASF from $2.0 million to $0.4 million. The reduction consisted of the unpaid balances from promissory notes that had not been encashed of $1.1 million and unpaid receivables of $0.5 million.

In 2010, the Board of Directors approved an additional allocation of $162.0 million to Afghanistan for 2011–2012 as a result of the suspension of the post-conflict phaseout. The additional resource will be temporarily financed from usable liquidity.

Loan approvals, disbursements, and repayments. In 2010, 51 ADF loans totaling $2.2 billion were approved compared with 45 ADF loans totaling $2.2 billion in 2009. Disbursements during 2010 totaled $1.6 billion, a decrease of 28.6% from $2.2 billion in 2009. At the end of 2010, cumulative disbursements from ADF resources were $30.9 billion. Loan repayments during the year totaled $905.8 million. At the end of 2010, outstanding ADF loans amounted to $29.0 billion.

Status of loans. At the end of 2010, 28 sovereign loans to Myanmar with total principal outstanding of $614.8 million were in non-accrual status. These represented about 2.1% of the total outstanding ADF loans.

Investment portfolio position. The ADF investment portfolio[8] totaled $5.6 billion at the end of 2010 compared with $5.7 billion at the end of 2009. About 39% of the portfolio was invested in bank deposits, and 61% was invested in fixed-income securities. The annualized rate of return on ADF investments, including unrealized gains and losses, was 1.6% (2009: 2.4%).

Grants. In 2010, ADB approved 34 grants (2009: 27) totaling $967.2 million (2009: $911.3 million), while 21 grants (2009: 32) totaling $651.8 million (2009: $952.5 million) became effective, net of $5.9 million (2009: $5.0 million) in write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants. In 2010, $750.8 million (2009: $140.3 million) was mobilized in official loan and grant cofinancing for 23 ADF-financed projects (2009: 7) totaling $726.2 million (2009: $279.5 million).

Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and regional TA.

In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF in consideration of the demand estimate and the availability of funds from other sources. The replenishment covers 2009–2012.

Contributed resources. As of 31 December 2010, 27 donors had committed a total of $288.5 million to the TASF as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $142.3 million had been received.

During 2010, India made a direct voluntary contribution of $0.4 million, and Pakistan $0.1 million. In addition, $40.0 million was allocated to the TASF as part of the OCR's net income allocation, and a total of $0.5 million for the fourth regularized replenishment of the TASF. At the end of 2010, TASF resources totaled $1,759.7 million, of which $1,511.6 million was committed, leaving an uncommitted balance of $248.1 million (Statistical Annex 24).

Operations. TA commitments (approved and effective) increased from $117.2 million in 2009 to $134.7 million in 2010 for 195 TA projects that were made effective during the year, net of $11.8 million (2009: $13.3 million) in write-backs of undisbursed commitments for completed and canceled TA projects. Undisbursed commitments for TA increased to $298.6 million as of 31 December 2010 ($258.9 million as of 31 December 2009). The TASF financed 45.1% of all TA activities approved in 2010.

Investment position. As of 31 December 2010, the TASF investment portfolio, including securities purchased

8 Includes securities purchased under resale arrangement.

Table 19: **Technical Assistance Special Fund**
Cumulative Resources
($ million)

Item	2010	2009
Regularized Replenishment Contributions	721.1	720.6
Allocations from OCR Net Income	769.0	729.0
Direct Voluntary Contributions	89.9	89.4
Income from Investment and Other Sources	183.2	180.7
Transfers from the TASF to the ADF	(3.5)	(3.5)
Total	1,759.7	1,716.2

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.

Table 20: **Japan Special Fund**
Technical Assistance by Sector, 2010

Sector	$ million	%
Agriculture and Natural Resources	4.0	34
Energy	2.2	19
Multisector	2.0	17
Public Sector Management	2.0	17
Industry and Trade	1.5	13
Total	11.7	100

under resale arrangement, totaled $362.0 million, compared with $328.1 million as of the end of 2009. With the increase in the average volume of investments, which was partially offset by a decline in the average yield, revenue from investments was $2.49 million for 2010 (2009: $2.46 million).

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's DMCs restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 31 December 2010, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved TA that is not yet effective, was $48.5 million as of 31 December 2010.

Operations. The TA financed by the JSF continued to support ADB operations aimed at reducing poverty. In 2010, seven TA projects totaling $11.7 million were approved (Table 20) and 22 projects totaling $23.3 million became effective. The balance of undisbursed commitments as of 31 December 2010 was $72.5 million, compared with $94.1 million as of the end of 2009.

Sector activities. In 2010, the JSF financed 3.6% of the total TA that ADB approved, including 1.3% of project preparatory TA. Table 20 illustrates the breakdown of JSF approvals by sector.

Investment position. As of 31 December 2010, the JSF investment portfolio totaled $121.4 million, lower than the balance of $158.5 million as of 31 December 2009. With the low interest rate environment, revenue from investments decreased from $1.2 million in 2009 to $0.4 million in 2010.

ADB Institute

The ADB Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

Its operating costs are met by ADBI, which ADB administers in accordance with the Statute of the Institute. In June 2010, the Government of Japan made its 15th contribution for ¥0.7 billion ($7.9 million equivalent), while the Government of Australia made a contribution to the institute for A$0.5 million ($0.4 million equivalent). In December 2010, Japan committed its 16th contribution for ¥0.7 billion ($8.6 million equivalent), which was reported as Due from Contributors.

As of 31 December 2010, cumulative contributions committed amounted to ¥18.6 billion and A$0.5 million (about $166.2 million equivalent), excluding translation adjustments. Of the total contributions received, $157.4 million had been used by the end of 2010 mainly for research and capacity-building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance

of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $8.8 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding DMCs that were stricken by the tsunami on 26 December 2004. As of 31 December 2010, the ATF was legally terminated but actions necessary to wind up its activities will be allowed even after its termination.

Contributed resources. ADB contributed $600 million to the fund, of which $50 million unutilized funds were transferred back to OCR ($40 million in November 2005 and $10 million in June 2006) and to the Asia Pacific Disaster Response Fund ($40 million in May 2009). In addition, Australia contributed $3.8 million and Luxembourg $1.0 million. As of 31 December 2010, ATF resources totaled $586.9 million, of which $584.3 million has been utilized, leaving an uncommitted balance of $2.6 million ($4.5 million as of 31 December 2009).

Operations. No new TA or grants were approved or made effective during the year. The balance of undisbursed commitments as of 31 December 2010 was $22.0 million, compared with $116.8 million as of the end of 2009.

Investment position. As of 31 December 2010, the ATF's investment portfolio totaled $19.0 million ($97.9 million as of 31 December 2009). With a smaller portfolio and lower yield on time deposits, the ATF generated income of $0.1 million in 2010 (2009: $0.9 million).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on 8 October 2005. The dedicated fund is to deliver emergency grant financing for investment and TA projects to support immediate reconstruction, rehabilitation, and associated development activities.

Unless otherwise agreed by the contributors and ADB, the PEF will terminate on the earlier of (i) the date 3–4 years from the Board approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On 29 June 2010, the Board approved the extension of PEF until 30 June 2011.

Contributed resources. ADB contributed $80.0 million to the fund. In addition, Australia contributed $15.0 million; Belgium, $14.3 million; Finland, $12.3 million; and Norway, $20.0 million. As of 31 December 2010, PEF resources totaled $145.2 million, of which $141.3 million had been utilized, leaving an uncommitted balance of $3.9 million ($3.3 million as of 31 December 2009).

Operations. No new TA or grants were approved or made effective in 2010. The balance of undisbursed commitments as of 31 December 2010 amounted to $34.0 million, compared with $49.4 million as of the end of 2009.

Investment position. As of 31 December 2010, the PEF's investment portfolio totaled $30.3 million ($49.2 million as of 31 December 2009). Because of its smaller portfolio, revenues decreased to $1.3 million (2009: $2.2 million).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. ADB contributed $40.0 million to the fund as part of the 2006 OCR net income allocation. In May 2010, $10.0 million was transferred to the fund from OCR allocable net income. As of 31 December 2010, the fund's resources totaled $53.0 million, of which $42.6 million had been utilized, leaving an uncommitted balance of $10.4 million ($12.5 million as of 31 December 2009).

Operations. In 2010, 13 TA projects and 1 supplementary approval for a total of $12.0 million became effective (2009: 12 TA and 1 supplementary approval for $12.1 million), net of $0.1 million (2009: $0.0) savings on financially completed TA projects. The balance of undisbursed commitments as of 31 December 2010 amounted to $29.4 million, compared with $23.1 million as of the end of 2009.

Investment position. As of 31 December 2010, the Regional Cooperation and Integration Fund's investment portfolio totaled $37.4 million ($34.9 million as of 31 December 2009). Revenue from investments for 2010

was $0.1 million (2009: $0.4 million), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation. In May 2010, $10.0 million was transferred to the fund from OCR allocable net income. As of 31 December 2010, the fund's resources totaled $51.0 million, of which $31.9 million had been utilized, leaving an uncommitted balance of $19.1 million ($26.7 million as of 31 December 2009).

Operations. In 2010, 9 TA and grants and 2 supplementary approvals for a total of $17.2 million (2009: 12 TA and grants for $10.7 million) were approved and became effective. The balance of undisbursed commitments as of 31 December 2010 amounted to $25.6 million, compared with $13.0 million as of the end of 2009.

Investment position. As of 31 December 2010, the Climate Change Fund's investment portfolio totaled $43.4 million ($39.2 million as of 31 December 2009). With the lower yield from US dollar placements, revenue from investments decreased to $0.1 million in 2010 (2009: $0.4 million).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund was established on 1 April 2009 to provide, in a timely fashion, incremental grant resources to DMCs affected by natural disasters.

Contributed resources. In May 2009, $40.0 million was transferred from the Asian Tsunami Fund as the initial resources of the Asia Pacific Disaster Response Fund. With accumulated income from investment and other sources of $0.1 million, total resources of the fund as of 31 December 2010 amounted to $40.1 million, of which $12.6 million had been utilized, leaving an uncommitted balance of $27.5 million.

Operations. In 2010, two grants totaling $5.5 million became effective (2009: three grants totaling $7.0 million). The balance of undisbursed commitments as of 31 December 2010 amounted to $6.0 million, compared with $7.0 million as of the end of 2009.

Investment position. As of 31 December 2010, the Asia Pacific Disaster Response Fund's investment portfolio totaled $20.1 million ($29.6 million as of 31 December 2009). Total revenue from investments for 2010 was $0.1 million (2009: $0.1 million).

GRANT COFINANCING

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance TA and components of investment projects. They complement ADB's own resources to meet capacity development and other specific demands from DMCs. Bilateral, multilateral, private sector partners, and others have contributed more than $3.0 billion in grants to ADB operations (Table 21). In 2010, grant cofinancing for ADB-approved projects totaled $307.60 million, comprising $150.25 million for 112 TA projects and $157.35 million for grant components of 23 investment projects.

By the end of 2010, ADB was administering 37 trust funds—22 single-donor and 15 multi-donor trust funds—to finance activities in various sectors or for specific themes, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, energy, education, information and communication technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements for a wide range of sectors, focused primarily on financing TA operations. More recently, in support of the priority sectors under Strategy 2020 and consistent with ADB's financing partnership

strategy and harmonization efforts, ADB has established trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance TA and grant components of investment projects. As of 2010, four financing partnership facilities supported projects in water, clean energy, regional cooperation and integration, and urban development financing.

Additional resources from external partners totaled $147.4 million in 2010, comprising $40.5 million in new contributions and $106.9 million in replenishments to existing trust funds. Australia provided $0.8 million in new contributions to the Gender and Development Cooperation Fund. The Future Carbon Fund received $35.0 million in new contributions from private sector partners: POSCO (Republic of Korea) and Eneco Energy Trade (the Netherlands). The World Bank, as trustee, made a new contribution of $4.7 million to the Climate Investment Fund. The following replenishments were also provided:

(i) $8.0 million from Australia for the Pacific Region Infrastructure Facility;
(ii) $84.8 million from Japan for the Japan Fund for Poverty Reduction, Japan Scholarship Program, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility;
(iii) $6.4 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund;
(iv) $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund;
(v) $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and
(vi) $5.1 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants in addition to project grants. As of the end of 2010, JFPR funds made available totaled about $445.8 million. The Government of Japan had approved 146 JFPR grant projects (equivalent to $370.3 million) and 37 JFPR TA projects (equivalent to $33.5 million). ADB had approved 137 JFPR grant projects (equivalent to $352.9 million) and 30 JFPR TA projects (equivalent to $25.4 million).

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide an opportunity for well-qualified citizens of DMCs to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific.

The JSP is funded by the Government of Japan and administered by ADB. In 2010, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2010, Japan contributed $116.1 million, and 2,696 scholarships were awarded to recipients from 35 members. Of the total, 2,362 have completed their courses. Women have received 925 scholarships. An average of 155 new scholarships a year have been awarded in the past 10 years.

Table 21: Schedule of Contributions and Net Assets
Grants from External Sources
As of 31 December 2010
($ million)

Item	Contribution	Net Assets[a]
Administered by ADB		
Country		
Australia	304.2	106.9
Austria	8.7	0.6
Belgium	49.2	45.2
Brunei Darussalam	5.9	0.0
Cambodia	0.1	–
Canada	131.2	27.2
People's Republic of China	220.1	202.9
Denmark	24.7	2.9
European Community	277.2	65.6
Finland	81.1	44.1
France	33.2	3.2
India	1.0	(0.0)
Indonesia	12.6	–
Ireland	2.2	0.0
Italy	2.7	0.9
Japan[b]	874.1	449.9
Republic of Korea	147.5	129.0
Lao People's Democratic Republic	0.1	–
Luxembourg	21.3	17.1
The Netherlands	360.3	57.1
New Zealand	31.7	0.9
Norway	121.3	19.3
Philippines	12.6	–
Portugal	14.1	13.5
Spain	58.5	35.5
Sweden	186.3	68.5
Switzerland	47.0	26.1
Thailand	12.6	–
United Kingdom and Northern Ireland	436.5	20.4
United States	3.4	0.6
Viet Nam	1.1	1.1
Subtotal	3,482.3	1,338.3
Others		
Cities Alliance	0.5	0.0
Clean Technology Fund	0.6	0.5
Future Carbon Fund	35.0	34.1
Global Environment Facility	121.4	17.1
Special Climate Change Fund	0.1	0.0
International Fund for Agricultural Development	21.8	0.0
Islamic Financial Services Board	0.4	(0.0)
Nordic Development Fund	14.4	(0.7)
Private Sector and Foundations	3.0	0.2
Public Private Infrastructure Advisory Facility	0.6	(0.0)
Strategic Climate Fund	3.3	1.9
Trust Fund for Forest	16.4	0.5
United Nations Children's Fund	0.2	–
United Nations Development Programme	111.0	0.3
Subtotal	328.7	54.0
Not Administered by ADB		
Country		
Switzerland	19.0	–
Kuwait	14.0	–
Subtotal	33.1	–
Grand Total	3,844.1	1,392.4

– = nil, ( ) = negative.
Notes: (i) Numbers may not sum precisely because of rounding. (ii) 0.0 = amount less than $0.05 million.
a Excludes projects approved but not yet effective.
b Includes Japan Fund for Poverty Reduction, Japan Scholarship Program, Japan Fund for Information and Communication Technology, and Japan Fund for Public Policy Training.

Appendix: Condensed Management Reporting Balance Sheets

As of 31 December 2010 and 2009
($ thousand)

Item	2010 Statutory Basis	2010 Adjustments[a]	2010 Management Reporting Basis	2009 Management Reporting Basis
Due from banks	114,648	–	114,648	129,843
Investments and accrued income	18,370,852	–	18,370,852	14,237,703
Securities transferred under repurchase agreement	707,851	–	707,851	551,386
Securities purchased under resale arrangement	318,228	–	318,228	335,240
Loans outstanding and accrued interest	46,116,409	(278)	46,116,131	41,921,783
Allowance for loan losses and unamortized net loan origination costs	10,936	–	10,936	(18,636)
Equity investments	1,108,198	(59,709)	1,048,489	859,772
Receivable from swaps				
Borrowings	29,475,685	(3,156,835)	26,318,850	22,157,287
Others	1,781,058	(199,850)	1,581,208	818,779
Other assets	2,166,317	–	2,166,317	1,520,815
TOTAL	100,170,182	(3,416,672)	96,753,510	82,513,972
Borrowings and accrued interest	52,386,484	236,778	52,623,262	43,062,391
Payable for swaps				
Borrowings	25,775,013	(2,988,219)	22,786,794	20,569,240
Others	2,077,841	(324,466)	1,753,375	926,081
Payable for swap related collateral	1,588,350	–	1,588,350	735,050
Payable under securities repurchase agreement	714,490	–	714,490	555,000
Accounts payable and other liabilities	1,749,535	–	1,749,535	1,763,223
Total Liabilities	84,291,713	(3,075,907)	81,215,806	67,610,985
Paid-in capital	4,255,678	–	4,255,678	3,818,297
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(341,130)	–	(341,130)	(142,181)
Net notional maintenance of value receivable	(419,186)	–	(419,186)	(523,220)
Ordinary reserve	10,030,460	1,637	10,032,097	9,791,035
Special reserve	230,226	–	230,226	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	614,489	(77,779)	536,710	410,882
Accumulated other comprehensive loss	(53,345)	(81,102)	(134,447)	(48,485)
Total Equity	15,878,469	(340,765)	15,537,704	14,902,987
TOTAL	100,170,182	(3,416,672)	96,753,510	82,513,972

– = nil, ( ) = negative.
a Includes reversal of ASC 815 and 825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.
b Net income after appropriation of guarantee fees to Special Reserve.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL STATEMENTS



ORDINARY CAPITAL RESOURCES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2010 and 2009, and statement of subscriptions to capital stock and voting power as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ORDINARY CAPITAL RESOURCES

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

BALANCE SHEET
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

ASSETS

	2010		2009	
DUE FROM BANKS (Note C)		$ 114,648		$ 129,843
INVESTMENTS (Notes C, D, L, and P)				
Government and government-guaranteed obligations	$13,842,500		$10,308,595	
Time deposits	2,285,773		1,991,982	
Other securities	2,125,086	18,253,359	1,823,002	14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		707,851		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		318,228		335,240
LOANS OUTSTANDING (OCR-5) (Notes A, E, and P) (Including ASC 815 adjustment of $278 - 2010 and $365 - 2009; net unamortized loan origination costs of $53,441 - 2010 and $84,606 - 2009)				
Sovereign	43,634,265		39,846,308	
Nonsovereign	2,352,051		1,969,982	
	45,986,316		41,816,290	
Less—allowance for loan losses	42,505	45,943,811	103,242	41,713,048
EQUITY INVESTMENTS (Notes A, G, and P)		1,108,198		884,440
ACCRUED INTEREST RECEIVABLE				
Investments	117,493		114,124	
Loans	183,534	301,027	190,464	304,588
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	29,475,685		24,917,264	
Others	1,781,058	31,256,743	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment (Note I)	161,177		158,809	
Investment related receivables (Note D)	272,544		477,016	
Swap related collateral (Note H)	1,588,350		735,050	
Miscellaneous (Note N)	144,246	2,166,317	149,940	1,520,815
TOTAL		$100,170,182		$85,525,057

The accompanying notes are an integral part of these financial statements (OCR-8).

OCR-1

CONTINUED

LIABILITIES, CAPITAL, AND RESERVES

	2010		2009	
BORROWINGS (OCR-6) (Notes H, J, and P)				
At amortized cost	$ 3,771,063		$ 3,776,212	
At fair value	48,075,055	$ 51,846,118	38,313,203	$42,089,415
ACCRUED INTEREST ON BORROWINGS		540,366		408,783
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	25,775,013		23,503,343	
Others	2,077,841	27,852,854	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		714,490		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	411,988		689,786	
Payable for swap related collateral (Note H)	1,588,350		735,050	
Undisbursed technical assistance commitments	1,347		10,355	
Accrued pension and postretirement medical benefit costs (Note O)	1,168,252		903,466	
Miscellaneous (Notes F, I, and N)	167,948	3,337,885	159,616	2,498,273
TOTAL LIABILITIES		84,291,713		70,348,974
CAPITAL AND RESERVES (OCR-4)				
Capital stock (OCR-7) (Note K)				
Authorized (SDR106,389,330,000 - 2010 and 2009)				
Subscribed (SDR93,472,010,000 - 2010; SDR38,893,430,000 - 2009)	143,949,700		60,751,149	
Less—"callable" shares subscribed	136,535,071		56,640,850	
"Paid-in" shares subscribed	7,414,629		4,110,299	
Less—subscription installments not due	3,084,711		217,636	
Subscription installments matured	4,329,918		3,892,663	
Less—capital transferred to the Asian Development Fund and discount	74,240		74,366	
	4,255,678		3,818,297	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(341,130)		(142,181)	
Net notional amounts required to maintain value of currency holdings (Note K)	(419,186)		(523,220)	
Ordinary reserve (Note L)	10,030,460		9,789,807	
Special reserve (Note L)	230,226		218,903	
Loan loss reserve (Note L)	246,000		493,162	
Surplus (Note L)	1,131,756		884,594	
Cumulative revaluation adjustments account (Note L)	183,521		631,129	
Net income (loss) after appropriation (OCR-2) (Note L)	614,489		(36,725)	
Accumulated other comprehensive (loss) income (OCR-4) (Note L)	(53,345)	15,878,469	42,317	15,176,083
TOTAL		$100,170,182		$85,525,057

ORDINARY CAPITAL RESOURCES

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
REVENUE (Note M)						
From loans (Note E)						
Interest	$688,006			$947,921		
Commitment charge	58,151			64,061		
Other	(65,678)	$680,479		(52,149)	$959,833	
From investments (Note D)						
Interest		367,499			459,367	
From guarantees (Note F)		11,322			9,180	
From equity investments		58,425			24,527	
From other sources—net (Notes E and Q)		24,160			18,641	
TOTAL REVENUE			$1,141,885			$1,471,548
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		386,048			741,665	
Administrative expenses (Note M)		294,251			193,638	
Provision for losses (Notes E and F)		(44,713)			115,779	
Other expenses		3,544			5,074	
TOTAL EXPENSES			639,130			1,056,156
NET REALIZED GAINS (LOSSES)						
From investments (Notes D and M)		33,805			30,460	
From equity investments (Note M)		48,080			(10,230)	
From borrowings		1,444			2,967	
Others (Note M)		(3,011)			81	
NET REALIZED GAINS			80,318			23,278
NET UNREALIZED GAINS (LOSSES) (Note M)			42,738			(466,215)
NET INCOME (LOSS)			$ 625,811			$ (27,545)

The accompanying notes are an integral part of these financial statements (OCR-8).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 669,427	$ 962,456
Interest on investments received	387,861	448,126
Interest (paid) received for securities purchased under resale/repurchase arrangement	(2,293)	611
Interest and other financial expenses paid	(299,183)	(808,695)
Administrative expenses paid	(258,601)	(151,442)
Technical assistance to member countries disbursed	(84)	(10,183)
Others—net	24,645	18,888
Net Cash Provided by Operating Activities	521,772	459,761
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	5,202,164	7,364,182
Maturities of investments	100,204,828	82,238,440
Purchases of investments	(109,885,121)	(88,628,493)
Net payments on future contracts	(398)	(83)
Net receipts from securities purchased under resale arrangement	7,692	172,059
Principal collected on loans	2,305,080	1,890,879
Loans disbursed	(5,892,748)	(7,800,946)
Receipts from swaps	323,017	43,817
Payments for swaps	(554,862)	–
Property, furniture, and equipment acquired	(19,791)	(16,588)
Change in swap related collateral	853,300	735,050
Purchases of equity investments	(183,039)	(58,744)
Sales of equity investments	109,970	27,062
Net Cash Used in Investing Activities	(7,529,908)	(4,033,365)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,465,398	10,186,688
Borrowings redeemed	(7,489,554)	(5,921,627)
Matured capital subscriptions collected[1]	222,385	3,655
Issuance expenses paid	(37,871)	(13,791)
Demand obligations of members encashed	14,235	8,657
Receipts from swaps	95,557	50,972
Payments for swaps	(106,570)	(614,386)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	6,983,580	3,557,168
Effect of Exchange Rate Changes on Due from Banks	9,361	4,041
Net Decrease in Due from Banks	(15,195)	(12,395)
Due from Banks at Beginning of Year	129,843	142,238
Due from Banks at End of Year	$ 114,648	$ 129,843
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss) (OCR-2)	$ 625,811	$ (27,545)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:[2]		
Depreciation and amortization	135,878	74,154
Provision for losses (written back) charged—net	(44,713)	115,779
Net realized gains from investments and other borrowings	(90,919)	(34,257)
Proportionate share in earnings on equity investments	(39,868)	(5,521)
Net unrealized (gains) losses	(55,105)	466,215
Change in accrued revenue from loans, investments and other swaps	(12,368)	27,654
Change in receivable from ADF - allocation of administrative expenses	14,534	(11,377)
Change in accrued interest on borrowings and swaps, and other expenses	274,511	117,798
Change in pension and postretirement benefit liability	(274,891)	(244,880)
Others—net	(11,098)	(18,259)
Net Cash Provided by Operating Activities	$ 521,772	$ 459,761

Supplementary disclosure of noncash financing activities:

1 Nonnegotiable, noninterest-bearing demand promissory notes amounting to $191,509 ($1,457 – 2009) were received from members.

2 Includes securities received from restructuring amounting to $47,483 (nil – 2009).

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars (Note K)

	Capital Stock	Nonnegotiable Noninterest-Bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, 1 January 2009	**$3,777,071**	**$(144,514)**	**$(564,383)**	**$9,532,487**	**$209,723**	**$195,062**	**$894,594**	**$(23,336)**	**$1,346,973**	**$(98,721)**	**$15,124,956**
Cumulative effect of ASC 820/825 adoption								227,500			227,500
Comprehensive (loss) income for the year 2009 (Note L)									(27,545)	141,038	113,493
Appropriation of guarantee fees to Special Reserve (Note L)					9,180				(9,180)		-
Change in SDR value of paid-in shares subscribed	36,786										36,786
Change in subscription installments not due	(160,408)										(160,408)
Additional paid-in shares subscribed during the year	165,523										165,523
Change in SDR value of capital transferred to Asian Development Fund	(675)										(675)
Change in notional maintenance of value (Note K)			41,163								41,163
Demand obligations on account of subscription received during the year		(1,457)									(1,457)
Encashment of demand obligations during the year		8,657									8,657
Change in US Dollar value of demand obligations		(4,866)									(4,866)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer to cumulative revaluation account (Note L)				261,408		298,100	(10,000)	426,965	(1,203,973)		(227,500)
Allocation of prior year income to ADF and TASF (Note L)									(143,000)		(143,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				(4,088)							(4,088)
Balance, 31 December 2009	**$3,818,297**	**$(142,181)**	**$(523,220)**	**$9,789,807**	**$218,903**	**$493,162**	**$884,594**	**$631,129**	**$ (36,725)**	**$ 42,317**	**$15,176,083**

CONTINUED

	Capital Stock	Nonnegotiable Noninterest-Bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, 31 December 2009	$3,818,297	$(142,181)	$(523,220)	$ 9,789,807	$218,903	$493,162	$ 884,594	$ 631,129	$ (36,725)	$ 42,317	$15,176,083
Comprehensive income (loss) for the year 2010 (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		–
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on accountof subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		–
Allocation of prior year income to ADF, TASF, RCIF, and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, 31 December 2010	$4,255,678	$(341,130)	$(419,186)	$10,030,460	$230,226	$246,000	$1,131,756	$ 183,521	$614,489	$ (53,345)	$15,878,469

Note: Numbers may not sum precisely because of rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollar

	ASC 815 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment-ASC 715 and 958		Accumulated Other Comprehensive (Loss) Income	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Balance, 1 January	$(1,620)	$ (958)	$ 6,747	$ (156,805)	$683,627	$460,599	$(646,437)	$(401,557)	$ 42,317	$(98,721)
Amortization	1,620	(662)	–	–	–	–	–	–	1,620	(662)
Other comprehensive income (loss) for the year	–	–	118,980	163,552	58,629	223,028	(274,891)	(244,880)	(97,282)	141,700
Balance, 31 December	$ –	$(1,620)	$125,727	$ 6,747	$742,256	$683,627	$(921,328)	$(646,437)	$ (53,345)	$42,317

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF LOANS

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 69,412	$ –	$ –	$ 69,412	0.10
Armenia	24,800	15,200	170,000	210,000	0.30
Azerbaijan	131,845	430,951	26,578	589,374	0.84
Bangladesh	1,359,505	580,806	800,000	2,740,311	3.89
Bhutan	29,083	21,917	–	51,000	0.07
Cambodia	6,860	–	–	6,860	0.01
People's Republic of China	10,815,086	4,887,836	1,575,733	17,278,655	24.51
Cook Islands	10,018	8,612	–	18,630	0.03
Fiji	108,342	69,967	–	178,309	0.25
Georgia	125,000	25,000	188,000	338,000	0.48
India	9,392,098	3,785,466	1,967,378	15,144,942	21.48
Indonesia	10,345,375	386,796	650,000	11,382,171	16.14
Kazakhstan	723,371	298,627	606,580	1,628,578	2.31
Republic of Korea	52,212	–	–	52,212	0.07
Lao People's Democratic Republic	63,755	1,654	–	65,409	0.09
Malaysia	148,336	–	–	148,336	0.21
Maldives	7,500	–	–	7,500	0.01
Marshall Islands	2,408	–	–	2,408	0.00
Federated States of Micronesia	171	4,626	–	4,797	0.01
Mongolia	6,866	–	–	6,866	0.01
Myanmar	–	–	–	–	–
Nauru	910	–	–	910	0.00
Nepal	4,923	–	–	4,923	0.01
Pakistan	5,226,816	1,744,365	378,800	7,349,981	10.42
Palau	–	–	12,600	12,600	0.02
Papua New Guinea	162,962	103,957	40,900	307,819	0.44
Philippines	4,926,469	227,370	600,000	5,753,839	8.16
Sri Lanka	580,044	808,987	20,000	1,409,031	2.00
Thailand	65,890	238,737	300,000	604,627	0.86
Uzbekistan	545,415	578,096	–	1,123,511	1.59
Viet Nam	995,689	1,602,154	1,412,850	4,010,693	5.69
	45,931,161	15,821,124	8,749,419	70,501,704	99.99
Regional	1,714	6,500	–	8,214	0.01
TOTAL – 31 December 2010	45,932,875	15,827,624	8,749,419	70,509,918	100.00
Allowance for loan losses	(42,505)	–	–	(42,505)	
Unamortized loan origination cost—net	53,441	–	–	53,441	
NET BALANCE – 31 December 2010	**$45,943,811**	**$15,827,624**	**$ 8,749,419**	**$70,520,854**	
Made up of:					
Sovereign Loans	$43,634,265	$15,260,098	$ 7,642,108	$66,536,471	
Nonsovereign Loans					
Private Sector	2,141,113	452,956	973,011	3,567,080	
Public Sector	168,433	114,570	134,300	417,303	
Net Balance – 31 December 2010	$45,943,811	$15,827,624	$ 8,749,419	$70,520,854	
TOTAL – 31 December 2009	$41,731,684	$16,656,513	$ 6,221,426	$64,609,623	
Allowance for loan losses	(103,242)	–	–	(103,242)	
Unamortized loan origination cost—net	84,606	–	–	84,606	
NET BALANCE – 31 December 2009	**$41,713,048**	**$16,656,513**	**$ 6,221,426**	**$64,590,987**	
Made up of:					
Sovereign Loans	$39,843,585	$16,041,810	$ 5,281,750	$61,167,145	
Nonsovereign Loans					
Private Sector	1,788,716	539,703	580,376	2,908,795	
Public Sector	80,747	75,000	359,300	515,047	
Net Balance – 31 December 2009	$41,713,048	$16,656,513	$ 6,221,426	$64,590,987	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $18,378 ($25,689 – 2009), on pool-based loans totaled $8,249,314 ($9,097,034 – 2009), and on LIBOR-based loans and market-based loans totaled $37,665,183 ($32,608,961 – 2009). The average yield on loans was 1.61% (2.67% – 2009).

2 Refer to the unwithdrawn portions of effective loans as of 31 December 2010. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $331,488 ($443,627 – 2009).

3 Refer to approved loans that have not become effective as of 31 December 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

OCR-5

CONTINUED

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$ 2,727,670	2020	16,512,724
2012	3,222,949	2025	12,981,368
2013	4,685,023	2030	9,300,353
2014	4,488,714	2035	4,110,319
2015	3,435,555	over 2035	295,824
		Total	$61,760,499[4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009	Currency	2010	2009
Chinese yuan	$ 245,576	$ 208,196	Pakistan rupee	186	190
Japanese yen	4,933,225	4,923,704	Philippine peso	85,719	90,129
Indian rupee	229,696	242,559	Swiss franc	2,429	2,785
Indonesian rupiah	37,862	12,719	Thailand baht	31,692	–
Kazakhstan tenge	16,279	24,261	United States dollar	40,350,211	36,227,141
			Total	$45,932,875	$41,731,684

4 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $6,500.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF BORROWINGS
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps
	2010	2009	2010	2009	2010	2009	
Australian dollar	$ 7,924,666	$ 6,005,773	$(7,989,734)	$(6,152,966)	$ (65,068)	$ (147,193)	
Brazilian real	1,014,970	–	(1,021,235)	–	(6,265)	–	
Canadian dollar	1,655,931	1,446,605	(1,702,408)	(1,558,385)	(46,477)	(111,780)	
Chinese yuan	433,424	266,650	112,825	52,083	469,094	278,279	
			(77,155)	(40,454)			
Euro	13,358	43,734	(13,420)	(46,781)	(62)	(3,047)	
Hong Kong dollar	200,488	233,386	(201,745)	(232,868)	(1,257)	518	
Indian rupee	106,264	105,902	24,895	25,330	112,344	107,780	
			(18,815)	(23,452)			
Japanese yen	3,781,235	3,506,655	4,110,480	3,771,793	4,535,568	4,313,597	
			(3,356,147)	(2,964,851)			
Kazakhstan tenge	16,279	24,260	–	–	16,279	24,260	
Malaysian ringgit	336,301	328,627	(337,699)	(307,767)	(1,398)	20,860	
Mexican peso	125,842	155,276	(126,934)	(157,117)	(1,092)	(1,841)	
New Taiwan dollar	–	156,593	–	(157,400)	–	(807)	
New Zealand dollar	259,503	69,335	(263,485)	(70,414)	(3,982)	(1,079)	
Philippine peso	119,604	161,628	–	1,617	4	35,451	
			(119,600)	(127,794)			
Pound sterling	388,590	419,050	(402,544)	(432,377)	(13,954)	(13,327)	
Singapore dollar	437,883	409,453	(441,952)	(410,050)	(4,069)	(597)	
South African rand	3,136,651	3,000,875	(3,169,932)	(3,094,623)	(33,281)	(93,748)	
Swiss franc	912,517	692,611	(521,672)	(248,609)	390,845	444,002	
Thai baht	225,418	334,859	(228,396)	(333,361)	(2,978)	1,498	
Turkish lira	2,496,494	2,181,095	(2,525,698)	(2,351,017)	(29,204)	(169,922)	
United States dollar	28,236,450	22,520,520	21,526,813	19,652,520	42,806,149	35,966,062	
			(6,957,114)	(6,206,978)			
Subtotal	51,821,868	42,062,887	$(3,700,672)	$(1,413,921)	$48,121,196	$40,648,966	0.82
Unamortized discounts/ premiums and transition adjustments	24,250	26,528					
Accumulated translation adjustments							1.29
ASC 815 Adjustments							(0.05)
Total	$51,846,118	$42,089,415					2.06

1 Reported at Fair Value upon adoption of ASC 820/825 effective 1 January 2008, except for unswapped borrowings, which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

	Aggregate Face Amount		Discounted Value	
Currency	2010	2009	2010	2009
Australian dollar	$1,555,452	$1,188,525	$1,366,146	$1,042,833
Brazilian real	75,000	–	49,330	–
Canadian dollar	800,000	758,042	730,938	665,320
Philippine peso	–	54,140	–	50,312
South African rand	1,276,835	492,184	980,939	421,250
Swiss franc	522,883	471,712	402,584	345,046
Turkish lira	1,998,714	1,448,688	1,563,670	1,098,943
United States dollar	2,887,736	2,542,802	2,273,842	1,886,080

CONTINUED

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[4]

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$9,515,053	2020	7,919,812
2012	8,199,993	2025	287,189
2013	8,622,504	2030	2,716,127
2014	8,125,938	2035	41,996
2015	6,417,506	over 2036	–
		Total	$51,846,118

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%)		Maturing Through[6]
		Receive	Pay Floating[5]	
Receive Fixed Swaps:				
Australian dollar[7]	$ 61,325	2.64	0.07	2027–2032
Chinese yuan	384,999	3.22	2.49	2015–2020
Indian rupee	111,395	5.40	5.29	2014
United States dollar	23,062,743	2.60	0.35	2011–2043
United States dollar[8]	61,325	2.14	0.05	2016–2027
Receive Floating Swaps:				
Japanese yen	61,325	0.45	0.03	2016–2032
United States dollar	2,307,414	0.31	0.40	2011–2020
Total	**$26,050,526**			

2 Includes currency and interest rate swaps. At 31 December 2010, the remaining maturity of swap agreements ranged from less than one year to 35 years. Approximately 79.12% of the swap receivables and 80.83% of the payables are due before 1 January 2016.
3 Adjusted by the cumulative effect of the adoption of ASC 815 effective 1 January 2001.
4 Bonds with put and call options were considered maturing on the first put or call date.
5 Represent average current floating rates, net of spread.
6 Swaps with early termination date were considered maturing on the first termination date.
7 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
8 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

31 December 2010

Expressed in Thousands of United States Dollars

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
REGIONAL							
Afghanistan	3,585	0.038	$ 55,210	$ 47,849	$ 7,361	38,462	0.329
Armenia	31,671	0.339	487,743	463,303	24,440	66,548	0.570
Australia	614,220	6.571	9,459,172	8,986,121	473,051	649,097	5.555
Azerbaijan	47,208	0.505	727,017	690,580	36,437	82,085	0.703
Bangladesh	108,384	1.160	1,669,146	1,585,676	83,470	143,261	1.226
Bhutan	660	0.007	10,164	9,533	631	35,537	0.304
Brunei Darussalam	12,462	0.133	191,919	178,428	13,491	47,339	0.405
Cambodia	5,250	0.056	80,852	74,106	6,745	40,127	0.343
People's Republic of China	684,000	7.318	10,533,805	10,006,946	526,860	718,877	6.153
Cook Islands	282	0.003	4,343	4,127	216	35,159	0.301
Fiji	7,218	0.077	111,159	105,600	5,560	42,095	0.360
Georgia	36,243	0.388	558,153	530,202	27,952	71,120	0.609
Hong Kong, China	57,810	0.618	890,291	845,754	44,538	92,687	0.793
India	672,030	7.190	10,349,464	9,831,890	517,573	706,907	6.050
Indonesia	578,100	6.185	8,902,913	8,457,691	445,223	612,977	5.246
Japan	1,656,630	17.723	25,512,599	24,236,700	1,275,899	1,691,507	14.477
Kazakhstan	85,608	0.916	1,318,389	1,252,445	65,944	120,485	1.031
Kiribati	426	0.005	6,561	6,237	323	35,303	0.302
Republic of Korea	534,738	5.721	8,235,126	7,823,306	411,819	569,615	4.875
Kyrgyz Republic	31,746	0.340	488,898	464,442	24,456	66,623	0.570
Lao People's Democratic Republic	1,476	0.016	22,731	21,314	1,417	36,353	0.311
Malaysia	289,050	3.092	4,451,457	4,228,830	222,627	323,927	2.772
Maldives	426	0.005	6,561	6,237	323	35,303	0.302
Marshall Islands	282	0.003	4,343	4,127	216	35,159	0.301
Federated States of Micronesia	142	0.002	2,187	2,033	154	35,019	0.300
Mongolia	1,596	0.017	24,579	23,347	1,232	36,473	0.312
Myanmar	57,810	0.618	890,291	845,754	44,538	92,687	0.793
Nauru	426	0.005	6,561	6,237	323	35,303	0.302
Nepal	15,606	0.167	240,337	228,309	12,028	50,483	0.432
New Zealand	163,020	1.744	2,510,557	2,385,014	125,543	197,897	1.694
Pakistan	231,240	2.474	3,561,165	3,383,076	178,089	266,117	2.278
Palau	342	0.004	5,267	5,005	262	35,219	0.301
Papua New Guinea	9,960	0.107	153,387	145,733	7,654	44,837	0.384
Philippines	252,912	2.706	3,894,921	3,700,153	194,768	287,789	2.463
Samoa	116	0.001	1,786	1,602	185	34,993	0.299
Singapore	12,040	0.129	185,420	172,437	12,982	46,917	0.402
Solomon Islands	708	0.008	10,903	10,364	539	35,585	0.305
Sri Lanka	61,560	0.659	948,042	900,625	47,418	96,437	0.825
Taipei,China	115,620	1.237	1,780,583	1,691,554	89,029	150,497	1.288
Tajikistan	30,402	0.325	468,200	444,730	23,470	65,279	0.559
Thailand	144,522	1.546	2,225,682	2,114,369	111,313	179,399	1.535
Timor-Leste	1,050	0.011	16,170	15,354	816	35,927	0.307
Tonga	426	0.005	6,561	6,237	323	35,303	0.302
Turkmenistan	26,874	0.288	413,868	393,123	20,744	61,751	0.529
Tuvalu	50	0.001	770	708	62	34,927	0.299
Uzbekistan	71,502	0.765	1,101,152	1,046,081	55,071	106,379	0.910
Vanuatu	708	0.008	10,903	10,364	539	35,585	0.305
Viet Nam	12,076	0.129	185,974	164,645	21,329	46,953	0.402
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**

OCR-7

CONTINUED

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
Total Regional (Forward)	6,670,213	71.361	102,723,281	97,558,298	5,164,983	8,344,309	71.417
NONREGIONAL							
Austria	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Belgium	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Canada	555,258	5.940	8,551,140	8,123,504	427,636	590,135	5.051
Denmark	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Finland	36,120	0.386	556,259	528,446	27,813	70,997	0.608
France	247,068	2.643	3,804,921	3,614,635	190,286	281,945	2.413
Germany	459,204	4.913	7,071,879	6,718,211	353,668	494,081	4.229
Ireland	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Italy	191,850	2.052	2,954,548	2,806,782	147,766	226,727	1.940
Luxembourg	36,120	0.386	556,259	528,384	27,875	70,997	0.608
Netherlands	108,882	1.165	1,676,815	1,592,961	83,855	143,759	1.230
Norway	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Portugal	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Spain	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Sweden	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Switzerland	20,650	0.221	318,016	295,732	22,284	55,527	0.475
Turkey	12,040	0.129	185,420	172,437	12,982	46,917	0.402
United Kingdom	216,786	2.319	3,338,569	3,171,615	166,955	251,663	2.154
United States	552,210	5.908	8,504,200	7,908,639	595,560	587,087	5.025
Total Nonregional	**2,676,988**	**28.639**	**41,226,418**	**38,976,773**	**2,249,645**	**3,339,651**	**28.583**
TOTAL	**9,347,201**	**100.000**	**$143,949,700**	**$136,535,071**	**$7,414,629**	**11,683,960**	**100.000**

Notes: (i) Numbers may not sum precisely because of rounding. (ii) On 26 January 2011, the Board of Directors approved the extension of the subscription deadline for the fifth general capital increase to 30 June 2011.
The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (see Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At 31 December 2010 and 2009, the total of such loans, equity investments, and guarantees aggregated approximately 30.2% and 59.1%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At 31 December 2010, such equity investments represented approximately 7.9% (6.8% – 2009) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to Receivables from Members of $142,181,000 as of 31 December 2009 from Assets to Capital and Reserves under Nonnegotiable, noninterest-bearing demand obligation on account of subscribed capital.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009), giving a value for each share of ADB's capital equivalent to $15,400.30 ($15,619.90 – 2009).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) FROM INVESTMENTS."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loan is reinstated to accrual status when all the principal, interest, and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year for sovereign loans. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The valuation allowance is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after 1 October 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB may require collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence, such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On 1 January 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one of sources to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

Effective 1 January 2008, ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. For presentation purposes, amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Note B provides the required disclosure in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Except for its disclosure requirements, the application of this update, however, was subsequently deferred *(ASU 2010-10, February 2010)* for reporting enterprises' interests in entities that meet certain conditions (i.e., has the attributes of an investment company, or applies measurement principles consistent with those followed by investment companies; does not have explicit or implicit obligation to fund losses of an entity; is not a securitization or an asset-backed financing entity, or formerly considered a qualifying special purpose entity). This update did not have a material impact on OCR's financial statements at 31 December 2010 except for the additional disclosure in Note R.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting period beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note P provides the required disclosures in compliance to the updates for Levels 1 and 2.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information,

and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. Note E provides the required disclosures.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2010 (42 – 2009), cash in banks (due from banks) totaling $75,203,000 ($70,955,000 – 2009) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2009) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $198,000 and $3,088,000 ($7,000 and $126,000 – 2009), respectively, have been restricted.

The cash paid in nonconvertible local currencies for the subscriptions of members are recorded as currencies maybe restricted under Due from Banks.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At 31 December 2010, the notional amount of outstanding purchase and sales futures contracts were $3,000,000 and $7,000,000, respectively ($4,000,000 and $5,200,000, respectively – 2009).

Included in "Other securities" as of 31 December 2010 were corporate bonds and other debt securities amounting to $1,195,509,000 ($971,551,000 – 2009) and asset/mortgage-backed securities of $929,577,000 ($851,450,000 – 2009).

The currency compositions of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars are as follows:

Currency	2010	2009
Australian dollar	$ 666,185,000	$ 542,274,000
Canadian dollar	330,735,000	306,053,000
Euro	950,746,000	953,703,000
Japanese yen	2,427,673,000	1,122,375,000
New Zealand dollar	251,227,000	222,412,000
Swiss franc	437,811,000	486,922,000
United States dollar	12,582,676,000	10,104,630,000
Others	606,306,000	385,210,000
Total	$18,253,359,000	$14,123,579,000

The estimated fair value and amortized cost of the investments by contractual maturity at 31 December 2010 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,366,579,000	$ 6,349,386,000	$ 4,361,349,000	$ 4,344,009,000
Due after one year through five years	9,833,354,000	9,584,033,000	7,999,187,000	7,770,916,000
Due after five years through ten years	2,028,176,000	1,971,706,000	1,763,043,000	1,678,190,000
Due after ten years through fifteen years	25,250,000	24,484,000	–	–
Total	$18,253,359,000	$17,929,609,000	$14,123,579,000	$13,793,115,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2010	2009
As of 31 December:		
Amortized cost	$15,643,835,000	$11,801,133,000
Estimated fair value	15,967,586,000	12,131,597,000
Gross unrealized gains	354,897,000	336,922,000
Gross unrealized losses	(31,148,000)	(6,459,000)
For the years ended 31 December:		
Change in net unrealized (losses) gains from prior year	(6,714,000)	7,123,000
Proceeds from sales	5,202,162,000	7,364,180,000
Gross gain on sales	58,185,000	52,746,000
Gross loss on sales	(31,288,000)	(22,205,000)

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

This table describes a listing of investments that sustained unrealized losses as of 31 December 2010. Three government and government-guaranteed obligations (nil – 2009), one mortgage/asset-backed security (one – 2009), and none in corporate obligation (one – 2009) sustained unrealized losses for over one year, representing 0.31% (0.04% – 2009) of the total investments. Comparative details for 2010 and 2009 are as follows:

	One year or less		Over one year		Total	
For the year 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$3,521,005,000	$23,028,000	$59,698,000	$456,000	$3,580,703,000	$23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Mortgage/Asset-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	$4,019,430,000	$30,666,000	$59,902,000	$482,000	$4,079,332,000	$31,148,000

	One year or less		Over one year		Total	
For the year 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$666,140,000	$3,992,000	$ –	$ –	$666,140,000	$3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Mortgage/Asset-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Others	–	–	–	–	–	–
Total	$931,699,000	$6,388,000	$5,174,000	$71,000	$936,873,000	$6,459,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flows are based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Investment related receivables and payables included in "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are related to unsettled trades.

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at 31 December 2010 and 2009 are as follows:

	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 15,863,000	$ 18,134,000	$ 18,482,000	$ 21,836,000
Pool-based single currency (¥) loans	2,391,854,000	2,694,778,000	2,614,908,000	2,987,112,000
Pool-based single currency (US$) loans	5,856,886,000	6,828,121,000	6,478,790,000	7,413,139,000
LIBOR-based loans	37,049,539,000	37,240,879,000	32,017,282,000	32,240,387,000
Fixed rate loans	2,479,000	2,603,000	7,207,000	7,795,000
Local currency loans	627,120,000	634,309,000	576,379,000	565,187,000
Loan arising from guarantee call	70,000	70,000	–	–
Total	$45,943,811,000	$47,418,894,000	$41,713,048,000	$43,235,456,000

Prior to 1 July 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective 1 July 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective 1 January 2004.

Commencing 1 July 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies—euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after 1 January 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options, including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of 31 December 2010, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2010, ADB received prepayments for four loans (two loans – 2009) amounting to $33,483,000 ($6,720,000 – 2009) and collected prepayment premiums of $6,000 ($74,000 – 2009). 83% of the prepaid amounts in 2010 were LIBOR-based loans compared to 77% for pool-based single currency US dollar loans in 2009.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result in an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result in an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before 1 July 2010 and on after 1 October 2007, the credit of 0.4% for the duration of the loan, resulting in an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before 1 October 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to 31 December 2011. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before 1 January 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after 1 January 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to 31 December 2011. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loan negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective 1 January 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans. In December 2007, the Board approved the elimination of the front-end fee for sovereign loans.

The front-end fees received on nonsovereign loans for the year ended 31 December 2010 were $6,930,000 ($3,602,000 – 2009).

Loans in Non-Accrual Status

Two nonsovereign loans were in non-accrual status as of 31 December 2010 (three – 2009). The principal outstanding at that date was $31,861,000 ($38,408,000 – 2009) of which $30,028,000 ($18,988,000 – 2009) was overdue. Loans in non-accrual status resulted in $285,000 ($1,139,000 – 2009) not being recognized as income from nonsovereign loans for the year ended 31 December 2010.

There were no sovereign loans in non-accrual status in 2010 and 2009.

CONTINUED

An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2010 and 2009 is as follows:

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$43,565,048,000	$43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$11,376,000	$20,817,000	$32,193,000	$45,900,682,000	$45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees—net					53,441,000
Loans Outstanding					45,943,811,000
2009					
Sovereign Loans	$ 101,000	$ –	$ 101,000	$39,753,272,000	$39,753,373,000
Nonsovereign Loans	8,836,000	20,842,000	29,678,000	1,948,633,000	1,978,311,000
Total	$ 8,937,000	$20,842,000	$29,779,000	$41,701,905,000	$41,731,684,000
Allowance for loan losses					(103,242,000)
Unamortized direct loan origination fees—net					84,606,000
Loans Outstanding					41,713,048,000

As of 31 December 2010, there are no loans 90 days or greater past due still accruing ($10,500,000 – 2009).

Undisbursed loan commitments and an analysis of loans by borrowers as of 31 December 2010 are shown in OCR-5. The carrying amounts of loan outstanding by loan products at 31 December 2010 and 2009 are as follows:

	2010	2009
Sovereign Loans		
Fixed rate multicurrency loans	$ 15,863,000	$ 18,482,000
Pool-based single currency (¥) loans	2,391,854,000	2,614,908,000
Pool-based single currency (US$) loans	5,857,460,000	6,482,126,000
LIBOR-based loans	35,301,851,000	30,637,857,000
	43,567,028,000	39,753,373,000
Allowance for loan losses	–	(2,723,000)
Unamortized direct loan origination cost—net	67,237,000	92,935,000
	67,237,000	90,212,000
Subtotal	43,634,265,000	39,843,585,000
Nonsovereign Loans		
Fixed rate loans	2,515,000	7,207,000
LIBOR-based loans	1,716,322,000	1,393,050,000
Local currency loans	646,824,000	577,864,000
Others	186,000	190,000
	2,365,847,000	1,978,311,000
Allowance for loan losses	(42,505,000)	(100,519,000)
Unamortized front-end fee—net	(13,796,000)	(8,329,000)
	(56,301,000)	(108,848,000)
Subtotal	2,309,546,000	1,869,463,000
Total	$45,943,811,000	$41,713,048,000

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, $2,723,000 loan loss provision was written back on one loan ($1,633,000 on two loans – 2009) and no accumulated loan loss provision for sovereign loans as of 31 December 2010 ($2,723,000 – 2009).

Loan loss provisions for nonsovereign loans totaling $40,390,000 were charged during the year ($95,931,000 – 2009) mainly due to the recognition of collective loan loss provision for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired.

CONTINUED

The changes in the allowance for loan losses during 2010 and 2009, as well as information pertaining to loans which were subject to specific allowance for loan losses, are as follows:

	2010			2009		
	Sovereign Loans	**Nonsovereign Loans**	**Total**	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning Balance	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the year	–	40,390,000	40,390,000	–	95,931,000	95,931,000
Written back/off	(2,723,000)	(98,850,000)	(101,573,000)	(1,633,000)	(267,000)	(1,900,000)
Translation adjustment	–	446,000	446,000	–	37,000	37,000
Ending Balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance individually evaluated for impairment	$ –	$ 9,152,000	$ 9,152,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance collectively evaluated for impairment	$ –	$ 33,353,000	$ 33,353,000	$ –	$ –	$ –
Loans:						
Ending Balance	$43,567,028,000	$2,365,847,000	$45,932,875,000	$39,753,373,000	$1,978,311,000	$41,731,684,000
Ending balance individually evaluated for impairment	$ –	$ 32,046,000	$ 32,046,000	$ 2,723,000	$ 127,033,000	$ 129,756,000
Ending balance collectively evaluated for impairment	$ –	$2,333,801,000	$ 2,333,801,000	$ –	$ –	$ –

Allowances are set up for all impaired loans. The recorded loan receivables in the impaired loans with related allowance for loan losses during 2010 and 2009 are as follows:

	2010			2009		
	Recorded Loan Receivable	**Unpaid Principal Balance**	**Related Allowance**	**Recorded Loan Receivable**	**Unpaid Principal Balance**	**Related Allowance**
Sovereign Loans	$ –	$ –	$ –	$ 2,723,000	$ –	$ 2,723,000
Nonsovereign Loans	32,046,000	30,213,000	9,152,000	127,033,000	29,678,000	100,519,000

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB is exposed to credit risks in the loan portfolios of the borrowers falling in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14, with 1 denoting the lowest expectation of credit risks and 14 denoting that the

borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies, which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $32,046,000 in nonsovereign loans that were considered impaired ($2,723,000 sovereign and $127,033,000 nonsovereign loans – 2009).

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	2010	2009	2010	2009
Low credit risk	1 – 5 (AAA to BBB–)	$20,100,832,000	$17,560,827,000	$ 705,631,000	$ 686,939,000
Medium credit risk	6 – 11 (BB+ to B–)	23,444,532,000	22,170,511,000	1,378,401,000	879,091,000
High credit risk	12 – 14 (CCC+ to D)	21,664,000	22,035,000	281,815,000	412,281,000
Total		$43,567,028,000	$39,753,373,000	$2,365,847,000	$1,978,311,000

As of 31 December 2010, ADB had a significant concentration of credit risk to the Asia and Pacific region associated with loan products. The credit exposure determined, based on fair value of loans and including the outstanding guarantees, amounted to $49,388,003,000 ($44,834,297,000 – 2009).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions as of 31 December 2010 and 2009 are as follows:

	2010		2009	
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$1,055,810,000	40	$603,885,000	34
Nonsovereign loans	356,701,000	10	386,129,000	11
Total	$1,412,511,000	50	$990,014,000	45

During the year ended 31 December 2010, a total of $105,000 ($105,000 – 2009) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 31 December 2010, total loan arising from guarantee call was $186,000 ($190,000 – 2009) with corresponding allowance for losses of $116,000 ($190,000 – 2009). None of the outstanding amounts as of 31 December 2010 and 2009 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of 31 December 2010 and 2009 covered:

	2010		2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,353,617,000	$1,270,701,000	$1,233,264,000	$1,131,563,000
without counterguarantee	797,232,000	565,179,000	547,095,000	319,466,000
	2,150,849,000	1,835,880,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with counterguarantee	143,317,000	112,870,000	143,539,000	120,607,000
without counterguarantee	36,555,000	19,409,000	46,715,000	26,255,000
	179,872,000	132,279,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$2,331,671,000	$1,969,109,000	$1,971,563,000	$1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of 31 December 2010, a total liability of $17,604,000 ($38,710,000 – 2009) relating to standby ready obligation for three partial credit risk guarantees (four – 2009) and three political risk guarantees

(three – 2009) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after 31 December 2002.

For one (one – 2009) partial credit guarantee with nonsovereign counterguarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held on pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market value of the shares held in custody will cover the guaranteed amount at all times.

NOTE G—EQUITY INVESTMENTS

Equity investments in which ADB has the ability to exercise significant influence in the operation of the investees are accounted under the equity method. This includes equity investments in limited partnerships and certain limited liability corporations. As of 31 December 2010, equity investments reported under the equity method amounted to $434,805,000 ($226,992,000 – 2009).

As of 31 December 2010, there were eight (six – 2009) equity investments that were reported at fair value totaling $491,637,000 ($461,552,000 – 2009). There were no investments that sustained unrealized losses in 2009 and 2010.

Net unrealized gains on equity investments reported at market value were $384,440,000 at 31 December 2010 ($332,044,000 – 2009) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $471,456,000 at 31 December 2010 ($433,365,000 – 2009).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified

instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of 31 December 2010, net payments on future contracts amounted to $398,000 ($83,000 – 2009).

Included in Receivable/Payable from Swaps – Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of 31 December 2010 and 2009:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	
		2010	2009		2010	2009
Futures	Investments - Other securities					
Futures		$ (4,081,000)	$ (1,105,000)			
Futures - offset		4,081,000	1,105,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,187,815,000	21,333,525,000		$22,464,043,000	$20,553,527,000
Interest rate swaps		4,287,870,000	3,583,739,000		3,310,970,000	2,949,816,000
Total		29,475,685,000	24,917,264,000		25,775,013,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		543,871,000	539,530,000		703,710,000	666,997,000
Interest rate swaps		98,572,000	121,735,000		140,782,000	159,256,000
FX swaps		724,951,000	–		741,597,000	–
Total		1,367,394,000	661,265,000		1,586,089,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		320,421,000	265,357,000		318,178,000	263,000,000
Interest rate swaps		93,243,000	118,232,000		173,574,000	204,907,000
Total		413,664,000	383,589,000		491,752,000	467,907,000
Total derivatives not designated as hedging instruments		$31,256,743,000	$25,962,118,000		$27,852,854,000	$24,797,503,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives	
		2010	2009
Futures	Net Realized Gains (Losses)	$ (398,000)	$ (83,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	3,703,000	(15,508,000)
	Revenue from Investments	(7,124,000)	(694,000)
	Net Realized Gains from Investments	7,128,000	
Interest rate swaps	Net Unrealized Gains (Losses)	(4,576,000)	25,374,000
	Revenue from Investments	(5,801,000)	(5,429,000)
	Net Realized Gains from Investments	177,000	—
FX swaps	Net Unrealized Gains (Losses)	975,000	262,000
	Revenue from Investments	6,335,000	2,849,000
		817,000	6,854,000
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	14,292,000	(1,810,000)
	Revenue from Loans	(15,863,000)	(12,478,000)
Interest rate swaps	Net Unrealized Gains (Losses)	7,050,000	45,176,000
	Revenue from Loans	(49,422,000)	(36,351,000)
		(43,943,000)	(5,463,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	167,899,000	(617,651,000)
	Borrowings and related expenses	1,286,229,000	882,431,000
Interest rate swaps	Net Unrealized Gains (Losses)	301,275,000	(553,970,000)
	Borrowings and related expenses	593,365,000	318,248,000
FX forward	Net Unrealized Gains (Losses)	(1,000)	16,000
	Borrowings and related expenses	29,000	618,000
		2,348,796,000	29,692,000
Total		$2,305,272,000	$31,000,000

ORDINARY CAPITAL RESOURCES

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines *(Note D)*. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines, which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long-term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB have under both Master Agreements that are in a net liability (negative marked-to-market) position as of 31 December 2010 is $523,453,000 ($645,001,000 – 2009).

Counterparty credit risk is also mitigated by requiring counterparty to post collateral based on specified credit rating-driven thresholds. As of 31 December 2010, ADB had received collateral of $2,890,208,000 ($911,185,000 – 2009) in connection with the swap agreements. Of this amount, $1,588,350,000 ($735,050,000 – 2009) were recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended 31 December 2010 amounted to $388,000 ($372,000 – 2009), reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2009) to $3,954,000 ($3,970,000 – 2009). At 31 December 2010, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,931,000 ($8,009,000 – 2009). At 31 December 2010, accumulated depreciation for property, furniture, and equipment was $185,278,000 ($169,883,000 – 2009).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to OCR-6 for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010. On 26 January 2011, the Board of Directors approved the extension of the subscription deadline for GCI V to 30 June 2011.

The authorized capital stock of ADB as of 31 December 2010 consists of 10,638,933 shares (10,638,933 – 2009), of which 9,347,201 shares (3,889,343 – 2009) have been subscribed by members. Of the subscribed shares, 8,865,741 (3,626,198 – 2009) are "callable" and 481,460 (263,145 – 2009) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member, which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $217,396,000, while those notes received with fixed encashment schedules totaled $123,734,000.

As of 31 December 2010, 56 members (42 from regional and 14 from non-regional) out of 67 members had subscribed to the additional 9,347,201 shares (481,460 paid-in shares and 8,865,741 callable shares) they were entitled, of which 5,457,858 shares (218,315 paid-in shares and 5,239,543 callable shares) were subscribed for the year 2010 by 52 members.

As of 31 December 2010, all matured installments amounting to $4,329,825,000 ($3,892,663,000 – 2009) were received. Installments not due aggregating $3,084,711,000 ($217,636,000 – 2009) are as follows:

For the Year ending 31 December:	
2011	$ 762,456,000
2012	695,219,000
2013	695,219,000
2014	695,219,000
2015	236,598,000
	$3,084,711,000

After the year-end, four additional members subscribed to an additional 49,408 shares (1,976 paid-in shares and 47,432 callable shares).

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,320,000 as of 31 December 2010 ($74,366,000 – 2009), expressed in terms of the SDR on the basis of $1.54003 ($1.56199 – 2009) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of 31 December 2010 consisted of (i) the increase of $835,309,000 ($773,682,000 – 2009) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from 1 April 1978 to 31 December 2010, and (ii) the net decrease of $416,123,000 ($250,462,000 – 2009) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2010	2009
Notional MOV Receivables	$906,821,000	$889,143,000
Notional MOV Payables	487,635,000	365,923,000
Total	$419,186,000	$523,220,000

Membership

As of 31 December 2010 and 2009, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(OCR–7)*.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve, respectively, and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to Surplus; (iii) $120,000,000 to Asian Development Fund (ADF); (iv) $40,000,000 to Technical Assistance Special Fund (TASF); and (v) $10,000,000 each to Regional Cooperation and Integration Fund (RCIF) and Climate Change Fund (CCF).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $9,771,000 to the Ordinary Reserve during the year ended 31 December 2010 (net charge of $4,088,000 – 2009). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2010, the 2009 net unrealized losses on derivatives of $466,215,000 and net gains from equity investments accounted under equity method of $18,608,000 resulted in the credit balance of the Cumulative Revaluation Adjustments account at 31 December 2010 to $183,521,000 ($631,129,000 – 2009).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received, which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2010, guarantee fees amounting to $11,322,000 ($9,180,000 – 2009) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2010, the estimated loan loss reserve requirement was $246,000,000 resulting in a decrease of $247,162,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2010, the Board of Governors approved additional allocation of $247,162,000 to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items, such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and postretirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended 31 December 2010 was $680,479,000 ($959,833,000 – 2009). The average yield on the loan portfolio during the year was 1.61% (2.67% – 2009), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2010 amounted to $6,000 ($74,000 – 2009).

Total income from investments, including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements, for the year ended 31 December 2010 was $401,406,000 ($499,955,000 – 2009). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.17% (2.93% – 2009) excluding unrealized gains and losses on investments and 2.20% (2.98% – 2009) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted in a net income of $106,505,000 ($14,297,000 gains – 2009) for the year ended 31 December 2010. This included a total of $39,868,000 share in the net gains of investee companies accounted under equity method, and dividend income, gains on disposals, and other income of $17,833,000, $55,669,000, and $724,000, respectively, offset by $7,589,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $13,888,000 ($11,503,000 – 2009), interests income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $1,842,000 ($1,469,000 – 2009), net of $2,959,000 impairment losses on debt securities (nil – 2009), and reversals of expenses charged to prior years of $4,502,000 ($4,142,000 – 2009).

Total interest expense incurred for the year ended 31 December 2010 amounted to $369,592,000 ($718,367,000 – 2009). Other borrowings and related expenses consisted of amortization of borrowings' issuance costs and other expenses of $16,456,000 ($23,298,000 – 2009).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended 31 December 2010 were apportioned between OCR and ADF in proportion of the relative volume of operational activities. Of the total administrative expenses of $494,209,000 ($416,599,000 – 2009), $225,911,000 ($200,564,000 – 2009) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $12,800,000 ($22,397,000 – 2009) related to new loans made effective for the year ended 31 December 2010 (*Note B*).

For the year ended 31 December 2010, provision for losses totaling $40,390,000 ($130,184,000 – 2009) was recognized for loans mainly due to the recognition of collective loan loss provision totaling $33,353,000 (nil – 2009) for the probable impairment of the credit exposure on the outstanding loans that are not individually considered impaired. These were offset by $85,103,000 ($14,405,000– 2009) write backs.

Net unrealized gains incorporated $5,414,000 net losses ($2,340,000 – 2009) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $48,152,000 ($463,875,000 unrealized losses – 2009), which were made up of:

	2010	2009
Unrealized gains (losses) on:		
Borrowings and related swaps	$28,416,000	$(517,960,000)
Investments related swaps	(873,000)	9,866,000
Loan related swaps	21,342,000	43,366,000
FX forward	(1,000)	16,000
FX swaps	975,000	262,000
Amortization of the ASC 815 transition adjustment	(1,707,000)	575,000
Total	$48,152,000	$(463,875,000)

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At 31 December 2010 and 2009, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities:

	2010	2009
Amounts receivable from:		
Asian Development Fund (Note M)	$28,628,000	$43,142,000
Technical Assistance Special Fund	95,000	231,000
Japan Special Fund	134,000	115,000
Asian Development Bank Institute	267,000	198,000
Asian Tsunami Fund	225,000	590,000
Pakistan Earthquake Fund	54,000	45,000
Regional Cooperation and Integration Fund	44,000	40,000
Climate Change Fund	53,000	95,000
Asia Pacific Disaster Response Fund	56,000	–
Agency Trust Funds—net	1,651,000	1,893,000
Staff Retirement Plan	343,000	–
Total	$31,550,000	$46,349,000
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years' remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the Plan varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the Plan. The expected amount of contributions to the Plan for 2011 amounts to $75,502,000 representing ADB's contributions of $40,817,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,885,000 and discretionary contributions of $22,800,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage, or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds, and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2010, the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

A new set of actuarial assumptions, based on the 2005–2009 experience, was used as the basis for the actuarial valuation as of 31 December 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of professional staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at 31 December 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$1,823,287,000	$1,396,799,000	$ 193,718,000	$ 153,131,000
Service cost	50,306,000	29,774,000	7,616,000	5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Actuarial loss	262,420,000	328,109,000	62,402,000	26,802,000
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Projected benefit obligation at end of year	$2,219,073,000	$1,823,287,000	$ 273,085,000	$ 193,718,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,113,539,000	$ 914,630,000	$ –	$ –
Actual return on plan assets	135,535,000	192,263,000	–	–
Employer's contribution	99,637,000	39,748,000	2,601,000	2,708,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Fair value of plan assets at end of year	$1,323,904,000	$1,113,539,000	$ –	$ –
Funded status	$ (895,169,000)	$ (709,748,000)	$(273,085,000)	$(193,718,000)

Continuation on next page

CONTINUED

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Amounts recognized in the				
Balance sheet consist of:				
Current liabilities	–	–	(5,620,000)	(4,339,000)
Noncurrent liabilities	(895,169,000)	(709,748,000)	(267,465,000)	(189,379,000)
Net amount recognized	$(895,169,000)	$(709,748,000)	$(273,085,000)	$(193,718,000)
Amounts recognized in the				
Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 846,791,000	$ 638,847,000	$ 73,571,000	$ 11,169,000
Prior service cost (credit)	3,675,000	7,754,000	(2,710,000)	(11,356,000)
Total amount recognized	$ 850,466,000	$ 646,601,000	$ 70,861,000	$ (187,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.25%	6.50%	5.25%	6.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 50,306,000	$ 29,774,000	$ 7,616,000	$ 5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Expected return on plan assets	(101,449,000)	(86,556,000)	–	–
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	20,390,000	8,940,000	–	(27,000)
Net periodic benefit cost	**$ 81,193,000**	**$ 57,944,000**	**$10,920,000**	**$ 7,820,000**

The accumulated benefit obligation of the pension plan as of 31 December 2010 was $2,032,169,000 ($1,644,821,000 – 2009).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $41,614,000 and $3,675,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3,513,000 and $(2,710,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,079,000	$ (3,828,000)
Effect on postretirement benefit obligation	56,200,000	(43,925,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at 31 December 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$ 89,743,000	$ 5,620,000
2012	92,861,000	6,412,000
2013	97,816,000	7,261,000
2014	102,979,000	8,103,000
2015	110,306,000	9,028,000
2016–2020	683,727,000	59,726,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

CONTINUED

The fair values of the plan assets of ADB's pension plan as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government and government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Mortgage/Asset-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Interest rate swaps—net	–	–	–	–
Total assets at fair value	**$1,376,496,000**	**$1,023,627,000**	**$352,869,000**	**$ –**
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 690,119,000	$ 690,119,000	$ –	$ –
Government and government-guaranteed securities	120,123,000	110,533,000	9,590,000	–
Corporate debt securities	108,936,000	–	108,936,000	–
Mortgage/Asset-backed securities	79,019,000	–	79,019,000	–
Temporary investments and time deposits	9,515,000	–	9,515,000	–
Foreign exchange contracts—net	243,000	–	243,000	–
Interest rate swaps—net	2,467,000	–	2,467,000	–
Total assets at fair value	**$1,010,422,000**	**$ 800,652,000**	**$209,770,000**	**$ –**

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 31 December 2010 and 2009 are summarized below:

	2010		2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 114,648,000	$ 114,648,000	$ 129,843,000	$ 129,843,000
Investments (Note D)	18,253,359,000	18,253,359,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	551,386,000	551,386,000
Securities purchased under resale arrangement	318,228,000	318,228,000	335,240,000	335,240,000
Loans outstanding (Note E)	45,943,811,000	47,418,894,000	41,713,048,000	43,235,456,000
Equity investments (Note G)	1,108,198,000	1,108,198,000	884,440,000	884,440,000
Receivable from swaps - borrowings (Note H)	29,475,685,000	29,475,685,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note H)	1,781,058,000	1,781,058,000	1,044,854,000	1,044,854,000
Other assets				
Swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Future guarantee receivable	17,604,000	17,604,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	52,386,484,000	53,176,587,000	42,498,198,000	43,121,355,000
Payable for swaps - borrowings (Note H)	25,775,013,000	25,775,013,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note H)	2,077,841,000	2,077,841,000	1,294,160,000	1,294,160,000
Other liabilities				
Payable for swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Guarantee liability	17,604,000	17,604,000	38,710,000	38,710,000

a The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2010		2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,969,109,000	$ 1,593,802,000	$ 1,598,841,000	$ 1,236,042,000

The Fair Value Option

Effective 1 January 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data, such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

The following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models, such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities, are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements, and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs, including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities, are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair values of the following financial assets and liabilities as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	$51,027,818,000	$10,988,212,000	$28,613,172,000	$11,426,434,000
Liabilities				
Borrowings	$48,075,055,000	$ –	$ 40,197,183,000	$ 7,877,872,000
Borrowings and related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	$75,927,909,000	$ –	$67,557,859,000	$ 8,370,050,000

CONTINUED

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ –
Time deposits and other obligations of banks	1,991,982,000	–	1,991,982,000	–
Corporate obligations	971,552,000	476,951,000	494,601,000	–
Asset-backed/mortgage-backed securities	851,450,000	–	851,450,000	–
Others	–	–	–	–
Securities transferred under repurchase agreement	551,386,000	551,386,000	–	–
Securities purchased under resale arrangement	335,240,000	–	335,240,000	–
Borrowings related swaps	24,917,264,000	–	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	–	661,265,000	–
Loans related swaps	383,589,000	–	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	–	–
Total assets at fair value	**$41,433,875,000**	**$ 11,151,172,000**	**$22,948,113,000**	**$7,334,590,000**
Liabilities				
Borrowings	$38,313,202,000	$ –	$ 30,909,524,000	$ 7,403,678,000
Borrowings and related swaps	23,503,343,000	–	23,424,313,000	79,030,000
Investments related swaps	826,253,000	–	826,253,000	–
Loans related swaps	467,907,000	–	171,668,000	296,239,000
Total liabilities at fair value	**$63,110,705,000**	**$ –**	**$55,331,758,000**	**$7,778,947,000**

The table below provides the details of all inter-level transfers for the year ended 31 December 2010:

	Level 1	Level 2
Investments		
Government and government-guaranteed and corporate obligations		
Transfers into (out of)	$ 14,751,000	$(14,751,000)
Transfers (out of) into	(88,934,000)	88,934,000
	$(74,183,000)	**$ 74,183,000**

Government and government-guaranteed obligations and corporate obligations totaling $73,459,000 and $15,475,000, respectively, were transferred from Level 1 to 2 and government and government-guaranteed obligations amounting to $14,751,000 were transferred from Level 2 to 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/ mortgage-backed securities	Others
Balance, 1 January 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, 31 December 2010	$3,559,917,000	$318,969,000	$2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/ mortgage-backed securities	Others
Balance, 1 January 2009	$ –	$1,465,000	$ 22,934,000	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	(7,144,000)	–
Included in other comprehensive income	–	–	7,413,000	–
Sales and paydowns	–	–	(10,331,000)	–
Transfers (out of) Level 3	–	(1,465,000)	(12,872,000)	–
Balance, 31 December 2009	$ –	$ –	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ –	$ –

The Level 3 purchases and transfers are made up of government and government-guaranteed obligations of $1,471,283,000 and $2,092,963,000, respectively, and corporate obligations of $300,000,000 and $21,186,000, respectively. Asset-backed/mortgage-backed securities included purchases of $2,494,000. All investment securities, including those under Level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. The corporate obligation is a float rate note with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2010	$7,306,317,000	$ (79,030,000)	$28,273,000	$(296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuance, redemptions, and maturities	(277,982,000)	–	–	(34,540,000)
Balance, 31 December 2010	$7,511,410,000	$(137,720,000)	$32,514,000	$(354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2009	$6,238,802,000	$(59,168,000)	$29,828,000	$(227,495,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	1,054,747,000	(19,063,000)	(2,987,000)	51,345,000
Included in other comprehensive income	101,101,000	(799,000)	1,432,000	(7,439,000)
Issuance, redemptions, and maturities	(88,333,000)	–	–	(112,650,000)
Balance, 31 December 2009	$7,306,317,000	$(79,030,000)	$28,273,000	$(296,239,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 210,726,000	$(20,348,000)	$ (2,109,000)	$ 51,717,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

	Equity investments	Borrowings
Balance, 1 January 2010	$ –	$(7,403,678,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(551,622,000)
Included in other comprehensive income	–	(71,865,000)
Purchases, sales, and paydowns	281,000	–
Issuance, redemptions, and maturities	–	149,293,000
Transfers out of Level 3	–	–
Balance, 31 December 2010	$ 281,000	$(7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/ liabilities still held at the reporting date	$ –	$ (15,009,000)

	Equity investments	Borrowings
Balance, 1 January 2009	$ –	$(6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(751,776,000)
Included in other comprehensive income	–	(110,017,000)
Purchases, sales, and paydowns	–	–
Issuance, redemptions, and maturities	–	(57,790,000)
Transfers out of Level 3	–	–
Balance, 31 December 2009	$ –	$(7,403,678,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/ liabilities still held at the reporting date	$ –	$ 78,503,000

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

CONTINUED

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses, including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation, including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds, together with the funds of the special operations as of 31 December 2010 and 2009, is as follows:

	2010		2009	
	Total Net Assets	No. of Funds	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$32,650,891,000	1	$31,864,457,000	1
Technical Assistance Special Fund	248,085,000	1	322,708,000	1
Japan Special Fund	89,338,000	1	104,404,000	1
Asian Development Bank Institute	8,916,000	1	7,262,000	1
Asian Tsunami Fund	2,630,000	1	4,531,000	1
Pakistan Earthquake Fund	3,938,000	1	3,314,000	1
Regional Cooperation and Integration Fund	10,412,000	1	12,537,000	1
Climate Change Fund	19,171,000	1	26,702,000	1
Asia Pacific Disaster Response Fund	27,481,000	1	33,052,000	1
Subtotal	33,060,862,000	9	32,378,967,000	9
Trust Funds				
Funds administered by ADB	1,392,366,000	86	952,189,000	78
Funds not administered by ADB	–	–	15,000	2
Subtotal	1,392,366,000	86	952,204,000	80
Total	**$34,453,228,000**	**95**	**$33,331,171,000**	**89**

During the year ended 31 December 2010, a total of $13,697,000 ($11,278,000 – 2009) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

As of 31 December 2010, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2009) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. These VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the financial and telecommunication sectors.

ADB's involvement with these VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2010, the assets of these VIEs totaled $492,167,000 ($427,033,000 – 2009).

The table below shows the carrying value of ADB's interest in the VIEs and the maximum exposure to loss of these interests. For guarantee, the maximum exposure is the notional amount of such guarantee.

	31 December 2010	31 December 2009
Carrying Value of ADB's Variable Interests		
Assets	$90,660,000	$109,040,000
Liabilities	10,000	78,000
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$90,444,000	$108,767,000
Equity Investments	206,000	195,000
Guarantees	1,565,000	4,693,000
Total	$92,215,000	$113,655,000

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee, and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended 31 December 2010 and 2009:

	2010		2009	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$11,340,632,000	$187,788,000	$10,192,153,000	$273,299,000
Indonesia	10,358,102,000	186,224,000	10,039,766,000	283,045,000
India	9,606,121,000	104,772,000	7,995,022,000	148,241,000
Philippines	6,079,481,000	74,913,000	6,016,824,000	101,684,000
Pakistan	5,394,121,000	46,625,000	4,810,835,000	70,872,000
Others	6,241,711,000	149,904,000	5,140,779,000	116,399,000
Total	$49,020,168,000	$750,226,000	$44,195,379,000	$993,540,000

For the year ended 31 December 2010, sovereign loans to two countries (three – 2009) generated in excess of 10 percent of revenue; this amounted to $181,194,000 and $167,372,000 ($277,633,000, $259,071,000, and $127,402,000 – 2009). Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.2 billion in various currencies.

ASIAN DEVELOPMENT FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with generally accepted accounting principles in the United States of America except for loan loss provisioning.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America except for loan loss provisioning, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with accounting principles generally accepted in the United States of America except for loan loss provisioning. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America except for loan loss provisioning, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying special purpose statement of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2010 and 2009, and the related special purpose statements of revenue and expenses, cash flows and changes in fund balances for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those special purpose financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809
Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying special purpose statement of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2010 and 2009, and the related special purpose statements of revenue and expenses, cash flows and changes in fund balances for each of the years in the two-year period ended December 31, 2010. These special purpose financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these special purpose financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the special purpose financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying special purpose financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, with the exception of loan loss provisioning as discussed in Note B to the special purpose financial statements, and are not intended to be a presentation in conformity with accounting principles generally accepted in the United States of America.

In our opinion, such special purpose financial statements present fairly, in all material respects, the assets, liabilities, and fund balances of ADB – Asian Development Fund as of December 31, 2010 and 2009, and its revenues and expenses and cash flows for each of the years in the two-year period ended December 31, 2010, on the basis of accounting discussed in Note B to the special purpose financial statements.

Deloitte.

Our audits were conducted for the purpose of forming an opinion on the 2010 and 2009 special purpose financial statements taken as a whole. The special purpose summary statement of loans as of December 31, 2010 and 2009 and special purpose statement of resources as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the special purpose financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the special purpose financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the special purpose financial statements taken as a whole.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

This report is intended solely for the information and use of the Board of Governors, Board of Directors, management, and members of the ADB and is not intended to be used and should not be used other than these specified parties.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 2,580		$ 3,022
INVESTMENTS (Notes C and L)				
Government and government-guaranteed obligations	$ 3,431,376		$ 3,728,364	
Time deposits	1,837,433	5,268,809	1,749,561	5,477,925
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and L)		340,811		185,395
LOANS OUTSTANDING (ADF-5) (Notes D, L, and M)				
Sovereign	28,976,937		27,959,348	
Less—allowance for HIPC Debt Relief	79,918	28,897,019	80,033	27,879,315
ACCRUED REVENUE				
On investments	45,880		55,326	
On loans	72,391	118,271	68,117	123,443
OTHER ASSETS (Note F)		209,012		167,082
TOTAL		$34,836,502		$33,836,182
LIABILITIES AND FUND BALANCES				
PAYABLE TO RELATED FUNDS (Notes F and H)		$ 28,628		$ 48,470
ADVANCE PAYMENTS ON CONTRIBUTIONS		179,884		137,185
UNDISBURSED COMMITMENTS (Notes K and L)		1,975,557		1,676,642
DEFERRED CREDITS (Note G)		1,543		492
TOTAL LIABILITIES		2,185,612		1,862,789
FUND BALANCES (ADF-4)				
Contributions received (ADF-6)				
Contributed resources (Note G)	$34,456,844		$32,740,247	
Unamortized discount	(73,285)		(85,798)	
	34,383,559		32,654,449	
Set-aside resources (Note I)	73,320		74,366	
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	983,636		863,892	
	35,440,515		33,592,707	
Nonnegotiable, noninterest-bearing demand obligations on account of contribution (Note G)	(2,298,983)		(2,185,624)	
Accumulated surplus	2,619,361		3,295,846	
Accumulated other comprehensive loss (Note J)	(3,110,003)	32,650,890	(2,729,536)	31,973,393
TOTAL		$34,836,502		$33,836,182

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
REVENUE				
From loans (Note D)	$290,518		$271,732	
From investments (Notes C and E)	107,773		136,762	
From other sources	51	$ 398,342	79	$ 408,573
EXPENSES				
Grants (Note K)	651,756		952,499	
Administrative expenses (Note H)	225,911		200,564	
Amortization of discounts on contributions (Note G)	10,547		8,206	
Provision for HIPC Debt Relief (Notes D and M)	(859)		(6,579)	
Other expenses	19	887,374	15	1,154,705
NET REALIZED (LOSSES) GAINS				
From investments	854		–	
From loans	(169,308)	(168,454)	169,308	169,308
NET UNREALIZED (LOSSES) GAINS (Note E)		(18,999)		152,888
REVENUE LESS THAN EXPENSES		$(676,485)		$(423,936)

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT FUND

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 260,929	$ 234,146
Interest on investments received	126,780	144,234
Interest received for securities purchased under resale arrangement	204	296
Cash received from other sources	51	79
Administrative expenses paid	(240,588)	(189,001)
Grants disbursed	(359,341)	(345,965)
Financial expenses paid	(19)	(15)
Net Cash Used in Operating Activities	(211,984)	(156,226)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	127,659	–
Maturities of investments	81,364,405	100,797,278
Purchases of investments	(81,435,209)	(100,164,589)
Net (payments for) receipts from securities purchased under resale arrangement	(141,261)	130,174
Net payments for forward contracts	–	(57,996)
Principal collected on loans	906,012	845,273
Loans disbursed	(1,545,875)	(2,174,256)
Net Cash Used in Investing Activities	(724,269)	(624,116)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed[1]	813,193	650,092
Cash received from Ordinary Capital Resources	120,000	120,000
Net Cash Provided by Financing Activities	933,193	770,092
Effect of Exchange Rate Changes on Due from Banks	2,618	5,298
Net Decrease in Due from Banks	(442)	(4,952)
Due from Banks at Beginning of Year	3,022	7,974
Due from Banks at End of Year	$ 2,580	$ 3,022
RECONCILIATION OF REVENUE LESS THAN EXPENSES TO NET CASH USED IN OPERATING ACTIVITIES:		
Revenue less than expenses (ADF-2)	$ (676,485)	$ (423,936)
Adjustments to reconcile revenue less than expenses to net cash used in operating activities:		
Amortization of discounts/premiums on investments	11,095	4,483
Amortization of discounts/premiums on forward contracts	–	(740)
Amortization of discount under accelerated note encashment	10,547	8,206
Grants approved and effective	651,756	952,499
Capitalized charges on loans	(25,329)	(26,511)
Net gain on sales of investments	(854)	0
Provision for possible losses charged	(859)	(6,579)
Change in disbursed grants	(352,941)	(328,306)
Change in advances under technical assistance grants	(4,907)	(18,639)
Change in accrued revenue on investments and loans	3,856	(7,050)
Change in accrued expenses	(15,658)	12,543
Change in other assets	(512)	0
Exchange losses (gains)—net	188,307	(322,196)
Net Cash Used in Operating Activities	$ (211,984)	$ (156,226)

0 = Less than $500.
Supplementary disclosure on noncash financing activities:
1 Nonnegotiable, noninterest-bearing demand promissory notes amounting to $873,329 ($914,962 – 2009) were received from contributing members.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Contributed Resources	Nonnegotiable, Noninterest-bearing Demand Obligations	Set-Aside Resources	Transfers from OCR and TASF	Accumulated Surplus	Accumulated Other Comprehensive Loss	Total
Balance, 1 January 2009	$31,044,406	$(1,928,941)	$73,691	$743,823	$3,719,782	$(2,102,354)	$31,550,407
Comprehensive loss for the year 2009 (Note J)					(423,936)	(627,182)	(1,051,118)
Change in amounts available for operational commitments							
Contributed Resources	1,651,196						1,651,196
Unamortized Discount	(41,153)						(41,153)
Change in nonnegotiable, noninterest-bearing demand obligations		(256,683)					(256,683)
Transfer from ordinary capital resources				120,000			120,000
Change in SDR value of set-aside resources			675				675
Change in value of transfers from Technical Assistance Special Fund				69			69
Balance, 31 December 2009	$32,654,449	$(2,185,624)	$74,366	$863,892	$3,295,846	$(2,729,536)	$31,973,393
Comprehensive loss for the year 2010 (Note J)					(676,485)	(380,467)	(1,056,952)
Change in amounts available for operational commitments							
Contributed Resources	1,716,597						1,716,597
Unamortized Discount	12,513						12,513
Change in nonnegotiable, noninterest-bearing demand obligations		(113,359)					(113,359)
Transfer from ordinary capital resources				120,000			120,000
Change in SDR value of set-aside resources			(1,046)				(1,046)
Change in value of transfers from Technical Assistance Special Fund				(256)			(256)
Balance, 31 December 2010	$34,383,559	$(2,298,983)	$73,320	$983,636	$2,619,361	$(3,110,003)	$32,650,890

Accumulated Other Comprehensive Loss (Note J)
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Accumulated Other Comprehensive Loss	
	2010	2009	**2010**	2009	**2010**	2009
Balance, 1 January	**$(2,847,594)**	$(2,210,003)	**$118,058**	$107,649	**$(2,729,536)**	$ (2,102,354)
Other comprehensive (loss) income for the year	**(363,808)**	(637,591)	**(16,659)**	10,409	**(380,467)**	(627,182)
Balance, 31 December	**$(3,211,402)**	$(2,847,594)	**$101,399**	$118,058	**$(3,110,003)**	$(2,729,536)

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE SUMMARY STATEMENT OF LOANS
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

Borrowers/Guarantors[1]	Loans Outstanding	Undisbursed Balances of Effective Loans[2, 3]	Loans Not Yet Effective[4]	Total Loans	Percent of Total Loans
Afghanistan	$ 598,761	$ 171,948	$ –	$ 770,709	2.17
Armenia	146,743	75,938	–	222,681	0.63
Azerbaijan	46,622	9,079	–	55,701	0.16
Bangladesh	5,936,625	990,039	448,369	7,375,033	20.74
Bhutan	156,688	42,398	–	199,086	0.56
Cambodia	891,359	149,150	96,415	1,136,924	3.20
Cook Islands	25,503	6,365	–	31,868	0.09
Georgia	220,809	204,472	–	425,281	1.20
Indonesia	1,279,183	274,638	–	1,553,821	4.37
Kazakhstan	7,632	–	–	7,632	0.02
Kiribati	13,723	–	11,737	25,460	0.07
Kyrgyz Republic	570,687	46,318	89,716	706,721	1.99
Lao People's Democratic Republic	1,191,621	13,748	–	1,205,369	3.39
Maldives	94,763	32,843	–	127,606	0.36
Marshall Islands	76,644	–	–	76,644	0.22
Federated States of Micronesia	47,986	13,052	–	61,038	0.17
Mongolia	615,580	61,669	39,052	716,301	2.01
Myanmar	614,788	–	–	614,788	1.73
Nepal	1,588,078	376,394	98,534	2,063,006	5.80
Pakistan	7,054,459	287,493	–	7,341,952	20.65
Palau	–	–	3,434	3,434	0.01
Papua New Guinea	285,597	246,755	29,225	561,577	1.58
Philippines	827,031	–	–	827,031	2.33
Samoa	108,822	26,737	–	135,559	0.38
Solomon Islands	54,869	–	–	54,869	0.15
Sri Lanka	2,679,933	340,632	68,202	3,088,767	8.69
Tajikistan	331,340	38,911	–	370,251	1.04
Tonga	41,371	–	–	41,371	0.12
Tuvalu	7,257	224	–	7,481	0.02
Uzbekistan	81,062	428,983	–	510,045	1.43
Vanuatu	55,301	–	–	55,301	0.16
Viet Nam	3,324,517	1,266,555	584,934	5,176,006	14.56
Regional	1,583	–	–	1,583	0.00
TOTAL – 31 December 2010	$28,976,937	$5,104,341	$1,469,618	$35,550,896	100.00
Allowance for HIPC Debt Relief	(79,918)	–	–	(79,918)	
NET BALANCE – 31 December 2010	**$28,897,019**	**$5,104,341**	**$1,469,618**	**$35,470,978**	
NET BALANCE – 31 December 2009	**$27,879,315**	**$5,357,215**	**$ 976,800**	**$34,213,330**	

1 Loans other than those made directly to a member or to its central bank have been guaranteed by the member.
2 Loans negotiated before 1 January 1983 were denominated in current United States dollars. Loans negotiated after that date are denominated in Special Drawing Rights (SDR) for the purpose of commitment. The undisbursed portions of such SDR loans are translated into United States dollars at the applicable exchange rates as of the end of a reporting period. Of the undisbursed balances, ADB has entered into irrevocable commitments to disburse various amounts totaling $14,357 ($48,370 – 2009).
3 Refer to the unwithdrawn portions of effective loans as of 31 December 2010.
4 Refer to approved loans that have not become effective as of 31 December 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

ADF-5

CONTINUED

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$1,441,037	2020	8,080,197
2012	1,146,653	2025	7,773,107
2013	1,221,790	2030	5,924,608
2014	1,283,008	2035	3,841,233
2015	1,358,420	2040	1,563,815
		2045	394,874
		2050	52,536
		Total	$34,081,278

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009	Currency	2010	2009
Australian dollar	$ 79,946	$ 72,967	Norwegian krone	123,362	127,308
Canadian dollar	297,760	293,339	Pound sterling	224,873	220,861
Danish krone	30,706	34,544	Singapore dollar	91	86
Euro	2,130,493	2,268,320	Swedish krona	99,757	96,915
Japanese yen	5,962,893	5,434,363	Swiss franc	125,129	116,827
Korean won	25,144	25,005	Thai baht	947	880
Malaysian ringgit	940	868	United States dollar	2,139,439	2,080,871
New Zealand dollar	1,622	1,559	Special Drawing Rights[5]	17,733,835	17,184,635
			Total	$28,976,937	$27,959,348

5 Basket of currencies defined by the International Monetary Fund consisting of the euro, Japanese yen, pound sterling, and US dollar.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF RESOURCES

31 December 2010

Expressed in Thousands of United States Dollars

	Effective Amounts Committed[1]	Contributions Received
CONTRIBUTED RESOURCES		
Australia	$ 1,803,702	$ 1,446,344
Austria	235,570	271,730
Belgium	212,239	233,268
Brunei Darussalam	14,637	11,851
Canada	1,764,575	1,709,306
People's Republic of China	60,188	42,486
Denmark	230,606	273,590
Finland	163,236	152,020
France	1,243,671	1,346,778
Germany	1,683,470	1,920,974
Hong Kong, China	78,597	66,528
Indonesia	14,960	14,960
Ireland	69,686	47,908
Italy	916,215	865,636
Japan	10,084,526	18,454,460
Republic of Korea	414,967	273,690
Luxembourg	42,563	47,118
Malaysia	20,209	15,185
Nauru	303	303
Netherlands	686,458	799,422
New Zealand	114,385	100,761
Norway	241,483	202,055
Portugal	91,723	99,040
Singapore	12,816	11,417
Spain	413,956	409,649
Sweden	397,012	305,288
Switzerland	332,714	467,005
Taipei,China	85,116	70,639
Thailand	12,795	10,694
Turkey	116,431	109,497
United Kingdom	1,266,785	1,016,749
United States	3,767,249	3,587,208
Total	26,592,843	34,383,559
SET-ASIDE RESOURCES		73,320
TRANSFERS FROM ORDINARY CAPITAL RESOURCES		980,000
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND[2]		3,636
TOTAL	**$26,592,843**	**$35,440,515**

1 At exchange rates per Resolutions.
2 Includes translation adjustments of $165 as of 31 December 2010.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

The resources of ADF have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund [TASF]) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009 for the four-year period from January 2009. The new replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size is special drawing rights (SDR) 7,490,301,000, of which SDR2,665,765,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 31 December 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2,267,809,000, including qualified contributions amounting to SDR211,891,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note M, has been eliminated. With the exceptions of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, the Board of Governors accepted a resolution to adopt an SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 31 December 2010, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions for the year ended 31 December 2010.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to due from contributors of $2,185,624,000 as of 31 December 2009 from Assets to Fund Balances under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Contribution.

Functional Currencies and Reporting Currency

The United States dollar (USD) is the reporting currency of the ADF for the purpose of presenting the financial position and the result of its operations.

With the implementation of the SDR currency management framework, ADF conducts its operations in SDRs and the SDR basket of currencies, which currently are US dollar, euro, pound sterling, and yen. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. Previously, the currencies of contributing members were considered as the functional currencies.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period, except for Contributed Resources received in non-functional currencies. Translation adjustments relating to set-aside resources (Note I) are recorded as notional amounts receivable from or payable to OCR. Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as "Accumulated Translation Adjustments" in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Translation adjustments relating to other non-functional currencies are reported as "NET UNREALIZED GAINS (LOSSES)" in the Special Purpose Statement of Revenue and Expenses.

Investments

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits is recognized as realized and reported net of amortizations of premiums and discounts.

Securities Purchased Under Resale Arrangement

ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

Loan interest income is recognized on accrual basis. It is the policy of ADF to place in non-accrual status loans made to eligible borrowing member countries if the principal or interest with respect to any such loans is overdue by six months. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADF. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. When ADB decides that a particular loan is no longer collectible, the entire amount is expensed during the period.

Contributed Resources

Contributions by donors are included in the special purpose financial statements as amounts committed and are reported in "Contributed Resources" as part of "FUND BALANCES" from the date Instruments of Contribution are deposited and related formalities are completed and made available for operational commitments.

Contributions are generally received in the currency of the contributor either in cash or notes.

Under ADF IX and ADF X, contributors have the option to pay their contributions under the accelerated note encashment program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years and 9 years for ADF IX and ADF X, respectively.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "LIABILITIES."

Grants and Undisbursed Commitments

Grants are recognized in the special purpose financial statements when the grant is approved and becomes effective. Upon completion of a project or cancellation of a grant, any undisbursed amount is written back as a reduction in the grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Accounting Estimates

The preparation of special purpose financial statements in conformity with generally accepted accounting principles, with the exception of loan loss provisioning, requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and fund

balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on ADF's 31 December 2010 special purpose financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ADF's 31 December 2010 special purpose financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. Note D provides the required disclosures.

Special Purpose Statement of Cash Flows

For the purposes of the Special Purpose Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

The net unrealized gains on the outstanding accelerated note encashment portfolio amounted to $13,876,000 ($15,830,000 – 2009).

The currency composition of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Brunei dollar	$ 250,000	$ 343,000
Euro	1,894,269,000	2,060,338,000
Japanese yen	271,948,000	307,299,000
New Zealand dollar	1,104,000	–
Pound sterling	605,923,000	655,213,000
United States dollar	2,495,315,000	2,454,732,000
Total	$5,268,809,000	$5,477,925,000

The estimated fair value and amortized cost of the investments as of 31 December 2010 and 2009 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$3,058,961,000	$3,053,835,000	$2,765,978,000	$2,759,975,000
Due after one year through five years	2,160,119,000	2,064,614,000	2,657,986,000	2,547,602,000
Due after five years through ten years	49,729,000	48,961,000	53,961,000	52,289,000
Total	$5,268,809,000	$5,167,410,000	$5,477,925,000	$5,359,866,000

CONTINUED

Additional information relating to investments in government and government-guaranteed obligations is as follows:

	2010	2009
As of 31 December:		
Amortized cost	$3,329,977,000	$3,610,306,000
Estimated fair value	3,431,376,000	3,728,364,000
Gross unrealized gains	101,605,000	118,115,000
Gross unrealized losses	(206,000)	(56,000)
For the years ended 31 December:		
Change in net unrealized (losses) gains from prior year	(16,660,000)	10,409,000
Proceeds from sales	127,659,000	–
Gross gain on sales	1,034,000	–
Gross loss on sales	(180,000)	–

The rate of return on the average investments held during the year, including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 1.89% (2.21% – 2009) excluding unrealized gains and losses on investment securities, and 1.60% (2.36% – 2009) including unrealized gains and losses on investments.

As of 31 December 2010, gross unrealized losses resulting from market movements amounted to $206,000 ($56,000 – 2009) for government and government-guaranteed obligations. There were no positions in 2010 (nil – 2009) that sustained unrealized losses for over one year. Comparative details for 2010 and 2009 are as follows:

	One year or less		Over one year		Total	
For the year 2010	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government and government-guaranteed obligations	$428,243,000	$206,000	$ –	$ –	$428,243,000	$206,000

	One year or less		Over one year		Total	
For the year 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$293,973,000	$ 56,000	$ –	$ –	$293,973,000	$ 56,000

NOTE D—LOANS AND HIPC DEBT RELIEF

Prior to 1 January 1999, loans of ADF were extended to eligible borrowing member countries, which bore a service charge of 1% and required repayment over periods ranging from 35 to 40 years. On 14 December 1998, the Board of Directors approved an amendment to ADF loan terms, as follows: (i) for loans to finance specific projects, the maturity was shortened to 32 years, including an 8-year grace period; (ii) for program loans to support sector development, the maturity was shortened to 24 years, including an 8-year grace period; and (iii) all new loans bear a 1% interest charge during the grace period, and 1.5% during the amortization period, with equal amortization. The revised ADF lending terms took effect on 1 January 1999 for loans for which formal loan negotiations were completed on or after 1 January 1999. ADF requires borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies disbursed.

In September 2007, the Board of Directors approved a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate will be reset every January and will apply to all hard-term loans approved that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% (1.60% – 2009). Two loans were approved under this facility in 2010 (five – 2009).

ADB believes that there is no comparable market for ADF loans and does not intend to sell them. The use of market data to arrive at the loan at fair value will give meaningless results. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Undisbursed loan commitments and an analysis of loans by country as of 31 December 2010 are shown in ADF-5.

As of 31 December 2010 and 2009, loans to borrowers were as follows:

	2010	2009
Pakistan	$ 7,054,459,000	$ 6,619,002,000
Bangladesh	5,936,625,000	5,944,165,000
Viet Nam	3,324,517,000	3,051,234,000
Sri Lanka	2,679,933,000	2,699,855,000
Nepal	1,588,078,000	1,594,779,000
Others (individually less than 5% of total loans)	8,393,325,000	8,050,313,000
Total Outstanding Loans	28,976,937,000	27,959,348,000
Allowance for HIPC Debt Relief	(79,918,000)	(80,033,000)
Net Outstanding Loans	$28,897,019,000	$27,879,315,000

As of 31 December 2010, there were 28 loans to Myanmar in non-accrual status representing 2.1% of the total outstanding loans (28 loans to Myanmar – 2009). The total principal amount outstanding of such loans was $614,788,000 ($560,183,000 – 2009) of which $349,616,000 ($292,050,000 – 2009) was overdue. Loans in non-accrual status resulted in $5,800,000 ($5,527,000 – 2009) not being recognized

as income from loans for the year ended 31 December 2010. The accumulated interest on these loans that was not recognized as income as of 31 December 2010 totaled $81,574,000 ($68,779,000 – 2009).

Credit Quality of Loans

ADF loans are provided for economic and social development of the less developed member countries, which generally have lower credit quality than OCR borrowers. ADB uses performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans have been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

The credit quality of ADF loans are detailed as follows:

Risk Class	Risk Rating	2010	2009
Low credit risk	1–5 (AAA to BBB–)	$ 7,632,000	$ 7,142,000
Medium credit risk	6–11 (BB+ to B–)	23,847,756,000	23,028,835,000
High credit risk	12–14 (CCC+ to D)	5,121,549,000	4,923,371,000
Total		$28,976,937,000	$27,959,348,000

Provision for HIPC Debt Relief amounting to $82,350,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income in 2008. Of this amount, a total of $2,432,000 was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC debt relief as of 31 December 2010 to $79,918,000 (See Note M).

NOTE E—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 "Derivatives and Hedging," ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

There were no derivative instruments recognized in the Special Purpose Statement of Assets, Liabilities, and Fund Balances as of 31 December 2010 (nil – 2009).

Effect of Derivative Instruments on the Special Purpose Statement of Revenue and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Special Purpose Statement of Revenue and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses.

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss)	
		2010	2009
Derivatives not designated as hedging instruments under Subtopic 815-20			
Investment related swaps			
Foreign exchange forward contracts	Net Unrealized Losses	$ –	$(692,000)
	Revenue from Investments	–	740,000
Total		$ –	$ 48,000

NOTE F—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to the OCR and ADF are allocated based on operational activities and are settled regularly. Under ADF X and the fourth regularized replenishment of TASF, a specific portion of the total contributions is to be allocated to TASF. ADF receives contributions from members and subsequently transfers the specified portion to TASF.

As of 31 December 2010, ADF's outstanding payable to related funds pertains to payable to OCR of $28,628,000 ($43,142,000 – 2009), for administration expenses. There were no outstanding payables to TASF ($4,349,000 – 2009) and to trust funds ($979,000 – 2009).

Included in other assets as of 31 December 2010 is a receivable from trust fund of $512,000 (nil – 2009) representing grant related transaction.

NOTE G—CONTRIBUTED RESOURCES/OTHER LIABILITIES

In May 2010, the Board of Governors approved the allocation of $120,000,000 from OCR's 2009 net income to ADF.

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. These are nonnegotiable, noninterest-bearing, and subject to certain restrictions imposed by applicable Board of Governors' resolutions, demand obligations are encashable by ADB at par upon demand. These are recorded as a reduction in the Fund Balances. ADB currently expects that the notes outstanding as of 31 December 2010 will be encashed in varying amounts over a four-year period ending 31 December 2014.

In August 2010, the Board of Governors approved the reduction of Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2,000,000 to $370,000. The reduction consisted of unpaid balances from unencashed promissory notes of $1,130,000 and unpaid receivable of $500,000.

In December 2010, the Board of Directors approved the additional contribution of £6,154,000 ($9,565,000 equivalent) provided on 15 December 2010 by the United Kingdom.

As of 31 December 2010, Italy's promissory note received under ADF VI had a remaining balance of €342,000 ($455,000 equivalent). This was recorded in Deferred Credits.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations), in the proportion of the relative volume of operational activities of each fund.

NOTE I—SET-ASIDE RESOURCES

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by member countries pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by member countries pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973, to be used as a part of the Special Funds of ADB. The capital so set aside was allocated and transferred from the OCR to ADF as Set-Aside Resources.

The capital stock of ADB is defined in Article 4, paragraph 1 of the Charter, "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar). Therefore, Set-Aside Resources had historically been translated into the current United States dollar (ADB's unit of account), on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer had par values in terms of gold.

Pending ADB's selection of the appropriate successor to the 1966 dollar, the Set-Aside Resources have been valued for purposes of the accompanying financial statements in terms of the SDR, at the value in current United States dollars as denominated by the IMF. As of 31 December 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009). On this basis, Set-Aside Resources amounted to $73,320,000 ($74,366,000 – 2009). If the capital stock of ADB as of 31 December 2010 had been valued in terms of $12,063.50 per share, Set-Aside Resources would have been $57,434,000.

NOTE J—COMPREHENSIVE INCOME

Comprehensive Income has two major components: revenue less than expenses (ADF-2) and other comprehensive income (ADF-4). Other Comprehensive (Loss) Income includes unrealized gains and losses on "Available for Sale" securities and translation adjustments of assets and liabilities not recognized in the Special Purpose Statement of Revenue and Expenses.

NOTE K—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. During 2010, 34 grants (27 – 2009) totaling $967,190,000 ($911,310,000 – 2009) were approved, while $651,756,000 ($952,499,000 – 2009), net of $5,954,000 write back of undisbursed commitments for completed grants, became effective.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE L—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments, securities purchased under resale arrangements, and forward contracts

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, securities purchased under resale arrangements, and forward contracts which are fair valued with significant market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs, including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange contracts are fair valued using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, cross currency rates, and volatilities, are applied to the models to determine fair value of investments. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

The fair values of the following financial assets of ADF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$3,431,376,000	$2,963,333,000	$ –	$468,043,000
Time deposits	1,837,433,000	–	1,837,433,000	–
Securities purchased under resale arrangement	340,811,000	–	340,811,000	–
Total assets at fair value	$5,609,620,000	$2,963,333,000	$2,178,244,000	$468,043,000

CONTINUED

	31 December 2009	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 3,728,364,000	$3,315,132,000	$ 413,232,000	$ –
Time deposits	1,749,561,000	–	1,749,561,000	–
Securities purchased under resale arrangement	185,395,000	–	185,395,000	–
Total assets at fair value	$5,663,320,000	$3,315,132,000	$2,348,188,000	$ –

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of 31 December 2010 and 2009 are as follows:

	Government and government-guaranteed obligations 2010	2009
Balance, 1 January	$ –	$ –
Total gains (losses) realized/unrealized		
Included in earnings (or changes in net assets)	18,000	–
Included in other comprehensive income		
Accumulated Translation Adjustments	(4,307,000)	–
Unrealized holding Losses	(2,270,000)	–
Purchases	141,854,000	–
Transfers into Level 3	332,748,000	–
Balance, 31 December	$468,043,000	$ –

The level 3 purchases and transfers are made up of government and government-guaranteed obligations amounting to $141,854,000 and $332,748,000, respectively. All investment securities, including those under level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA-. These valuations are provided by an independent pricing source.

See Notes C, D, and K for discussions relating to investments, loans, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE M—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt and for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 31 December 2010, Afghanistan is the only borrower that has requested and qualified for the HIPC debt relief.

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Special Purpose Financial Statements as of 31 December 2010.

TECHNICAL ASSISTANCE SPECIAL FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the limited Liability Partnerships Act (Chapter 163A).

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Technical Assistance Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Technical Assistance Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Technical Assistance Special Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The statement of resources as of December 31, 2010 and summary statement of technical assistance approved and effective for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF FINANCIAL POSITION

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 1,640	$ 2,327
INVESTMENTS (Notes C and G)		
Time deposits	357,140	320,069
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note G)	4,906	8,005
ACCRUED REVENUE	109	27
DUE FROM CONTRIBUTORS (Note F)	172,187	236,091
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	10,824	15,869
TOTAL	$546,806	$582,388
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 125	$ 835
UNDISBURSED COMMITMENTS (Notes E and G)	298,595	258,845
TOTAL LIABILITIES	298,720	259,680
UNCOMMITTED BALANCES (TASF-2 and TASF-4) (Note F), represented by:		
Unrestricted net assets	248,086	322,708
TOTAL	$546,806	$582,388

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (TASF-4) (Note F)	$ 40,952	$311,227
REVENUE		
From investments (Note C)	2,495	2,463
From other sources—net	12	8
Total	43,459	313,698
EXPENSES		
Technical assistance—net (TASF-5) (Note E)	134,658	117,249
Financial expenses	16	15
Total	134,674	117,264
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(91,215)	196,434
EXCHANGE GAINS—net	16,593	23,567
(DECREASE) INCREASE IN NET ASSETS	(74,622)	220,001
NET ASSETS AT BEGINNING OF YEAR	322,708	102,707
NET ASSETS AT END OF YEAR	$248,086	$322,708

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 120,837	$ 100,002
Interest on investments received	2,416	2,262
Net cash (paid for) received from other activities	(10)	17
Technical assistance disbursed	(94,909)	(81,107)
Financial expenses paid	(16)	(15)
Net Cash Provided by Operating Activities	28,318	21,159
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,307,458	9,847,822
Purchases of investments	(8,341,153)	(9,861,876)
Net receipts from (payments for) securities purchased under resale arrangement	4,498	(6,323)
Net Cash Used in Investing Activities	(29,197)	(20,377)
Effect of Exchange Rate Changes on Due from Banks	192	(147)
Net (Decrease) Increase in Due from Banks	(687)	635
Due from Banks at Beginning of Year	2,327	1,692
Due from Banks at End of Year	$ 1,640	$ 2,327
RECONCILIATION OF (DECREASE) INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in net assets (TASF-2)	$ (74,622)	$ 220,001
Adjustments to reconcile (decrease) increase in net assets to net cash provided by operating activities:		
Amortization of discounts/premiums on investments	–	(300)
Change in accrued revenue	(79)	98
Change in due from contributors	70,946	(208,518)
Change in other assets	5,917	(4,437)
Change in miscellaneous liabilities	(706)	831
Change in undisbursed commitments	39,750	36,123
Exchange gains—net	(12,888)	(22,639)
Net Cash Provided by Operating Activities	$ 28,318	$ 21,159

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF RESOURCES
31 December 2010
Expressed in Thousands of United States Dollars

Contributor	Contributions Committed During 2010	Direct Voluntary Contributions	Regularized Replenishment[1]	Total Contributions
Australia	$ –	$ 2,484	$ 53,414	$ 55,898
Austria	–	159	7,177	7,336
Bangladesh	–	47	–	47
Belgium	–	1,394	5,875	7,269
Brunei Darussalam	–	–	450	450
Canada	–	3,346	43,311	46,657
People's Republic of China	–	1,600	4,812	6,412
Denmark	–	1,963	5,750	7,713
Finland	–	237	4,728	4,965
France	–	1,697	33,862	35,559
Germany	–	3,315	44,509	47,824
Hong Kong, China	–	100	3,509	3,609
India	437	3,948	–	3,948
Indonesia	–	250	40	290
Ireland	–	–	3,643	3,643
Italy	–	774	16,320	17,094
Japan	–	47,710	287,286	334,996
Republic of Korea	–	1,900	20,516	22,416
Luxembourg	–	–	609	609
Malaysia	–	909	818	1,727
Nauru	–	–	67	67
Netherlands	–	1,338	20,484	21,822
New Zealand	–	1,096	2,234	3,330
Norway	–	3,279	7,896	11,175
Pakistan	70	1,806	–	1,806
Portugal	–	–	3,595	3,595
Singapore	445	1,100	711	1,811
Spain	–	190	16,564	16,754
Sri Lanka	–	6	–	6
Sweden	–	862	11,931	12,793
Switzerland	–	1,035	9,314	10,349
Taipei,China	–	200	3,455	3,655
Thailand	–	–	493	493
Turkey	–	–	3,237	3,237
United Kingdom	–	5,617	39,447	45,064
United States	–	1,500	65,031	66,531
Total	$ 952	$89,862	$721,088	$ 810,950
Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	40,000			769,000
Other Resources[2]				183,234
TOTAL	$40,952			$1,759,712

1 Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, and 333 at historical values.
2 Represents income, repayments, and reimbursements accruing to TASF since 1980.
The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-5

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

SUMMARY STATEMENT OF TECHNICAL ASSISTANCE APPROVED AND EFFECTIVE
For the Year Ended 31 December 2010
Expressed in Thousands of United States Dollars

Recipient	Project Preparation	Advisory	Research and Development	Policy and Advisory	Capacity Development	Total
Afghanistan	$ (40)	$ (550)	$ –	$ 700	$ –	$ 110
Armenia	(7)	–	–	–	–	(7)
Azerbaijan	(541)	–	–	–	–	(541)
Bangladesh	3,425	(81)	–	450	4,375	8,169
Bhutan	1,200	(58)	–	–	400	1,542
Cambodia	2,351	(94)	–	1,200	–	3,457
People's Republic of China	6,640	(589)	–	4,625	4,125	14,801
Cook Islands	–	(84)	–	–	–	(84)
Fiji	(251)	–	–	–	–	(251)
Georgia	791	–	–	862	–	1,653
India	305	(751)	–	3,150	6,875	9,579
Indonesia	(8)	(196)	–	–	2,000	1,796
Kazakhstan	–	–	–	–	(34)	(34)
Kiribati	350	–	–	–	–	350
Kyrgyz Republic	(300)	–	–	(81)	–	(381)
Lao People's Democratic Republic	1,883	61	–	–	800	2,744
Maldives	566	(95)	–	–	3,000	3,471
Marshall Islands	–	(36)	–	600	–	564
Mongolia	1,425	(34)	–	2,800	150	4,341
Nepal	310	(65)	–	–	2,275	2,520
Pakistan	1,669	(232)	–	1,245	–	2,682
Palau	–	–	–	–	500	500
Papua New Guinea	1,100	(155)	–	–	900	1,845
Philippines	(5)	(84)	–	1,650	1,800	3,361
Samoa	–	–	–	–	500	500
Solomon Islands	–	(57)	–	–	–	(57)
Sri Lanka	–	(128)	–	–	1,963	1,835
Tajikistan	(117)	(600)	–	–	–	(717)
Thailand	–	(182)	–	1,900	400	2,118
Timor-Leste	700	(3)	–	–	560	1,257
Tonga	515	–	–	(32)	–	483
Turkmenistan	350	(55)	–	–	–	295
Uzbekistan	350	–	–	–	600	950
Vanuatu	–	(28)	–	–	–	(28)
Viet Nam	4,999	(165)	–	–	1,125	5,959
Regional	900	–	21,372	9,260	25,954	57,486
Total	$28,560	$(4,261)	$21,372	$28,329	$58,268	132,268
Regional Activities						2,390
TOTAL						$134,658

Note: Negative amounts represent net undisbursed commitments written back to balances available for future commitments (Notes B and E).
The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The TASF was established to provide technical assistance on a grant basis to DMCs of ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,490,301,000, of which SDR2,665,765,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 31 December 2010, ADB received instruments of contributions from 27 donors with a total amount equivalent to SDR2,267,809,000, including qualified contribution amounting to about SDR211,891,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

TASF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of TASF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by TASF are reported at fair value. Realized and unrealized gains and losses are included in "Revenue from investments." Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts in revenue from investments.

Securities Purchased Under Resale Arrangement

TASF accounts for the transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance to Member Countries and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in technical assistance for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation

and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on TASF's 31 December 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on TASF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The currency composition of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Australian dollar	$ 42,514,000	$ 30,484,000
Canadian dollar	16,496,000	13,711,000
Euro	32,809,000	24,248,000
Pound sterling	18,385,000	15,847,000
United States dollar	246,936,000	235,779,000
Total	$357,140,000	$320,069,000

The annualized rate of return on the average investments held during the year including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 0.74% (0.80% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. Under ADF IX and ADF X, a specific portion of the total contributions under each is to be allocated to TASF as third and fourth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled on a regular basis between TASF and the other funds.

The interfund account balances included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are as follows:

	2010	2009
Receivable from:		
Asian Development Fund	$ –	$4,349,000
Japan Special Fund	9,000	–
Regional Cooperation and Integration Fund	5,000	–
Agency Trust Funds—net	247,000	177,000
Total	$261,000	$4,526,000
Payable to:		
Ordinary capital resources	$ 95,000	$ 231,000
Japan Special Fund	–	1,000
Regional Cooperation and Integration Fund	–	47,000
Total	$ 95,000	$ 279,000

Note: Receivable from agency trust funds is net of payable accounts totaling $31,000 ($556,000 – 2009).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective ongoing grant-financed TA projects/programs, which are not yet disbursed as of the end of the year. During 2010, $11,752,000 ($13,270,000 – 2009) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts undisbursed, because ADB expects that disbursements will be made for all projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

Since inception in 1967, direct contributions have been made by 29 member countries. In 2010, India and Pakistan made a direct and voluntary contribution of Rs20,000,000 ($437,000 equivalent) and $70,000, respectively.

In 1986, 1992, 2005, and 2009, the Board of Governors of ADB, in authorizing replenishments of the ADF, provided for allocations to the TASF in aggregate amounts equivalent to $72,000,000, $141,000,000, $220,000,000, and $288,000,000, respectively, to be used for technical assistance to ADF borrowing DMCs and for regional technical assistance. During the year, the fund received $71,390,000 under ADF X and the fourth regularized replenishment of TASF, leaving a total of $172,187,000 as "DUE FROM CONTRIBUTORS."

In 2010, $40,000,000 was allocated out of OCR net income to TASF, bringing the accumulated allocation out of OCR net income to $769,000,000.

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2010 and 2009 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2010 and 2009. These balances include approved TA projects/programs that are not yet effective.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments and securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and securities purchased under resale arrangements which are fair valued with significant market observable inputs.

The fair values of the following financial assets of TASF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 357,140,000	$ –	$ 357,140,000	$ –
Securities purchased under resale arrangement	4,906,000	–	4,906,000	–
Total assets at fair value	$362,046,000	$ –	$362,046,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 320,069,000	$ –	$ 320,069,000	$ –
Securities purchased under resale arrangement	8,005,000	–	8,005,000	–
Total assets at fair value	$328,074,000	$ –	$328,074,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Financial Statements as of 31 December 2010.

JAPAN SPECIAL FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Japan Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Japan Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Japan Special Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 70	$ 285	$ 355	$ 77	$ 315	$ 392
INVESTMENTS (Notes A, C, and G)						
Time deposits	36,582	121,364	157,946	36,492	158,488	194,980
ACCRUED REVENUE	3	12	15	1	9	10
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)[1]	–	3,974	3,973	–	3,321	3,314
TOTAL[1]	$36,655	$125,635	$162,289	$36,570	$162,133	$198,696
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)[1]	$ 1	$ 313	$ 313	$ 7	$ 211	$ 211
UNDISBURSED COMMITMENTS (Notes E and G)						
Technical assistance	–	72,512	72,512	–	94,081	94,081
TOTAL LIABILITIES[1]	1	72,825	72,825	7	94,292	94,292
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	52,810	52,810	–	67,841	67,841
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	52,810	81,009	28,199	67,841	96,040
Net accumulated investment income (Note F)						
Temporarily restricted	8,455	–	8,455	8,364	–	8,364
	36,654	52,810	89,464	36,563	67,841	104,404
TOTAL[1]	$36,655	$125,635	$162,289	$36,570	$162,133	$198,696

1 Numbers may not sum precisely due to elimination of interfund account of $1,000 ($7,000 – 2009).
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 375	$ 375	$ –	$ 1,167	$ 1,167
REVENUE FROM OTHER SOURCES	0	18	18	–	13	13
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS (Notes E and F)	1	–	1	(216)	–	(216)
Total	1	393	394	(216)	1,180	964
EXPENSES						
Technical assistance—net (Notes E and F)	–	14,687	14,687	(223)	37,826	37,603
Administrative and financial expenses (Note D)	1	732	733	7	1,419	1,426
Total	1	15,419	15,420	(216)	39,245	39,029
REVENUE LESS THAN OF EXPENSES	0	(15,026)	(15,026)	–	(38,065)	(38,065)
EXCHANGE LOSSES	–	(5)	(5)	–	(24)	(24)
DECREASE IN UNRESTRICTED NET ASSETS	0	(15,031)	(15,031)	–	(38,089)	(38,089)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES (Note C)	92	–	92	161	–	161
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS (Notes E and F)	(1)	–	(1)	216	–	216
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	91	–	91	377	–	377
INCREASE (DECREASE) IN NET ASSETS	91	(15,031)	(14,940)	377	(38,089)	(37,712)
NET ASSETS AT BEGINNING OF YEAR	36,563	67,841	104,404	36,186	105,930	142,116
NET ASSETS AT END OF YEAR	**$36,654**	**$52,810**	**$89,464**	**$36,563**	**$67,841**	**$104,404**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 90	$ 372	$ 462	$ 238	$ 1,460	$ 1,698
Technical assistance disbursed	(6)	(36,769)	(36,775)	(35)	(40,671)	(40,706)
Administrative and financial expenses paid	(1)	(769)	(770)	(7)	(1,415)	(1,422)
Net cash received from other sources	0	12	12	0	13	13
Net Cash Provided by (Used in) Operating Activities	83	(37,154)	(37,071)	196	(40,613)	(40,417)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,802,229	3,712,223	5,514,452	1,274,862	5,872,558	7,147,420
Purchases of investments	(1,802,319)	(3,675,099)	(5,477,418)	(1,275,205)	(5,832,119)	(7,107,324)
Net Cash (Used in) Provided by Investing Activities	(90)	37,124	37,034	(343)	40,439	40,096
Effect of Exchange Rate Changes on Due from Banks	–	0	0	–	(0)	(0)
Net Decrease in Due from Banks	(7)	(30)	(37)	(147)	(174)	(321)
Due from Banks at Beginning of Year	77	315	392	224	489	713
Due from Banks at End of Year	$ 70	$ 285	$ 355	$ 77	$ 315	$ 392
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:						
Increase (decrease) in net assets (JSF-2)	$ 91	$ (15,031)	$ (14,940)	$ 377	$ (38,089)	$ (37,712)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by (used in) operating activities:						
Amortization of discounts on investments	–	–	–	(40)	(232)	(272)
Unrealized investment gains	–	–	–	33	156	189
Change in undisbursed commitments	–	(21,569)	(21,569)	(223)	(1,744)	(1,967)
Translation adjustments	–	(1)	(1)	–	24	24
Exchange losses—net	(8)	(553)	(561)	49	(728)	(679)
Net Cash Provided by (Used in) Operating Activities	$ 83	$ (37,154)	$ (37,071)	$ 196	$ (40,613)	$ (40,417)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The JSF was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, thereby assisting the recycling of funds to DMCs of ADB. While JSF resources are used mainly to finance technical assistance (TA) operations, these resources may also be used for equity investment operations in ADB's DMCs. Under the agreement between ADB and Japan, ADB may invest the proceeds of JSF pending disbursement.

In March 1999, the Board approved the acceptance and administration by ADB of the Asian Currency Crisis Support Facility (ACCSF) to assist Asian currency crisis-affected member countries (CAMCs). Funded by the Government of Japan, ACCSF was established within JSF to assist in the economic recovery of CAMCs through interest payment assistance (IPA) grants, TA grants, and guarantees. With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds will be retained in ACCSF until the completion of administrative matters.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of JSF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. ACCSF funds are separately reported in the financial statements.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires,

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as "NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS."

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by JSF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts, as "REVENUE FROM INVESTMENTS."

Contributions

Contributions by Japan are included in the financial statements from the date indicated by Japan that funds are expected to be made available. Contributions, which are restricted by the donor for specific TA projects/programs or for IPA grants, are classified as temporarily restricted contributions. Those without any stipulation as to specific use are accounted for and reported as unrestricted contributions.

Technical Assistance and Undisbursed Commitments

Technical assistance is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in the TA for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from technical assistance grant funds to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of income and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on JSF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rates of return on the average investments held under ACCSF and JSF during the year, based on the portfolio held at the beginning and end of each month were 0.25% and 0.27%, respectively (0.54% and 0.75%, respectively – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

The interfund balances between other funds, which are included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES," are as follows:

		2010	2009
Amounts Receivable by:			
JSF from:	ACCSF	$ 1,000	$ 7,000
	TASF	–	1,000
	Total	$ 1,000	$ 8,000
Amounts Payable by:			
JSF to:	OCR	$134,000	$115,000
	TASF	9,000	–
	RCIF	94,000	
	Agency Trust Funds—net	15,000	1,000
	Total	$252,000	$116,000
ACCSF to:	JSF	$ 1,000	$ 7,000

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective TA projects/programs not yet disbursed. Completed but partially cancelled TA projects amounting to $8,770,000 were written back as a reduction in technical assistance during 2010 ($4,736,000 – 2009), and the corresponding undisbursed commitments was eliminated. None of this amount corresponds to ACCSF ($223,000 – 2009). The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

No contributions were received during 2010 and 2009.

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the unrestricted regular net assets, as concurred by Japan, in order to optimize the use of JSF. Similarly, Japan lifted the restriction over the use of net accumulated investment income, which under the original terms of agreement between ADB and Japan, may only be used for defraying JSF's administrative expenses. Japan agreed to use the net accumulated investment income as additional resources for funding future JSF operations.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009. These balances include approved TA projects/programs that are not yet effective.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

As of 31 December 2010 and 2009 these balances are as follows:

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
Uncommitted balances	$28,199,000	$52,810,000	$81,009,000	$28,199,000	$67,841,000	$96,040,000
TA projects/programs approved by Japan and ADB but not yet effective	–	(700,000)	(700,000)	–	(12,330,000)	(12,330,000)
TA projects/programs approved by Japan and not yet effective	–	(3,640,000)	(3,640,000)	–	(15,520,000)	(15,520,000)
Uncommitted balances available for new commitments	$28,199,000	$48,470,000	$76,669,000	$28,199,000	$39,991,000	$68,190,000

The temporarily restricted uncommitted balance remaining available as of 31 December 2010 corresponds to funds under ACCSF of $28,199,000 ($28,199,000 – 2009) and the amount of net accumulated investment income of $8,455,000 ($8,364,000 – 2009) for settlement of all administrative expenses.

Net assets reverted to temporarily restricted assets under ACCSF relate to savings on financially completed technical assistance net of amount from accumulated investment income, released from restrictions to defray the administrative expenses of ACCSF.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of JSF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$157,946,000	$ –	$157,946,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$194,980,000	$ –	$194,980,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Financial Statements as of 31 December 2010.



Deloitte Touche Tohmatsu LLC
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Asian Development Bank:

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB")—Asian Development Bank Institute as of December 31, 2010 and 2009, and the related statements of activities and changes in net assets, and cash flows for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of Asian Development Bank Institute's (the "Institute") management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institute's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB—Asian Development Bank Institute as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu LLC

March 11, 2011

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 819		$ 453
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		4,293		2,055
PROPERTY, FURNITURE, AND EQUIPMENT (Note E)				
Property, Furniture, and Equipment	$4,097		$3,616	
Less—allowance for depreciation	3,990	107	3,439	177
DUE FROM CONTRIBUTORS (Note F)		8,616		8,038
OTHER ASSETS		2,914		2,460
TOTAL		$16,749		$13,183
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits (Note I)	$5,368		$3,672	
Others (Note H)	2,465	$ 7,833	2,249	$ 5,921
UNCOMMITTED BALANCES (ADBI-2)				
Unrestricted net assets		8,916		7,262
TOTAL		$16,749		$13,183

The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$16,984	$ 8,038
REVENUE		
From rental (Note G)	493	431
From investments (Note C)	4	8
From other sources—net	24	1
Total	17,505	8,478
EXPENSES		
Administrative expenses	10,781	10,383
Program expenses	4,717	4,907
Total	15,498	15,290
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	2,007	(6,812)
EXCHANGE GAINS (LOSSES)—net	321	(308)
TRANSLATION ADJUSTMENTS	754	(328)
EFFECT OF ASC 715 (Note I)	(1,428)	(1,013)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	1,654	(8,461)
NET ASSETS AT BEGINNING OF YEAR	7,262	15,723
NET ASSETS AT END OF YEAR	$ 8,916	$ 7,262

The accompanying notes are an integral part of these financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 16,323	$ 7,871
Interest on investments received	4	8
Expenses paid	(15,382)	(15,625)
Others—net	838	124
Net Cash Provided by (Used in) Operating Activities	1,783	(7,622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (payments for) receipts from securities purchased under resale arrangements	(1,214)	7,712
Net Cash (Used in) Provided by Investing Activities	(1,214)	7,712
Effect of Exchange Rate Changes on Due from Banks	(203)	59
Net Increase in Due from Banks	366	149
Due from Banks at Beginning of Year	453	304
Due from Banks at End of Year	$ 819	$ 453
RECONCILIATION OF INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Increase (Decrease) in unrestricted net assets (ADBI-2)	$ 1,654	$ (8,461)
Adjustments to reconcile increase (decrease) in unrestricted net assets to net cash provided by (used in) operating activities:		
Depreciation	86	59
Change in due from contributors	(660)	(166)
Change in other assets	(454)	51
Change in pension and postretirement benefit liability	1,696	929
Change in other liabilities	215	(362)
Translation adjustments	(754)	328
Others—net	0	0
Net Cash Provided by (Used in) Operating Activities	$ 1,783	$ (7,622)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan, as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute's funds may consist of voluntary contributions, donations, and grants from ADB member countries, nongovernment organizations, and foundations. The objectives of the Institute, as defined under its Statute, are the identification of effective development strategies and capacity improvement for sound development management in DMCs.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

The Institute reports donor's contributed cash and other assets as unrestricted support as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

Functional Currency and Reporting Currency

The functional currency of the Institute is Japanese yen. The reporting currency is the United States dollar.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Translation of Currencies

Assets, liabilities, and uncommitted balances are translated from the functional currency to the reporting currency at the applicable rates of exchange at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as translation adjustments account and included in changes in unrestricted net assets.

Monetary assets and liabilities denominated in currency other than Japanese yen are translated into Japanese yen at year-end exchange rates. Exchange gains and losses are recorded as exchange losses—net account and included in the changes in unrestricted net assets.

Securities Purchased Under Resale Arrangements

The Institute accounts for transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

Interest income on investment securities are recognized as realized and reported net of amortizations of premiums and discounts in "Revenue from investments."

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs, and minor betterments are charged to expense.

The Institute distinguishes between capital leases and operating leases based on the objective of the expenditure. Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on the Institute's 31 December 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on the Institute's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

Reclassification

Certain non-material reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The annualized rate of return on the average investments held during the year including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 0.06% (0.08% – 2009).

NOTE D—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the

asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes securities purchased under resale arrangements, which are fair valued with significant market observable inputs.

The fair value of the following financial assets of the Institute as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Market Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities purchased under resale arrangement	$4,293,000	$ –	$4,293,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$2,055,000	$ –	$2,055,000	$ –

See Note B for discussions relating to securities purchased under resale arrangements. In all other cases, the carrying amounts of the Institute's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE E—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment consist of one-time establishment cost (comprising office furniture, fixtures, and equipment purchased at inception for use in the operations of the Institute) and equipment.

NOTE F—CONTRIBUTIONS

In June 2010, the Government of Japan committed its 15th contribution to the Institute amounting to ¥702,462,000 ($7,927,000 equivalent), while the Government of Australia made a commitment to contribute A$500,000 ($439,000 equivalent).

In December 2010, the Government of Japan committed its 16th contribution to the Institute amounting to ¥702,462,000 ($8,616,000 equivalent), which was transferred to the Fund on 7 January 2011. At 31 December 2010, the amount contributed was reported in the Statement of Financial Position as "DUE FROM CONTRIBUTORS."

NOTE G—REVENUE FROM RENTAL

Revenue from rental in 2010 consists of sublease rental income of $493,000 ($431,000 – 2009), received according to a space sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO OCR

Accounts payable and other liabilities include amounts due to OCR of $267,000 and $198,000 at 31 December 2010 and 2009, respectively. The payable results from transactions in the normal course of business.

NOTE I—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

The Institute participates in the contributory defined benefit Staff Retirement Plan (the Plan) of ADB. Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the Plan. Participants may also make additional voluntary contributions. The Institute's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2011, based on the Institute's contribution rate for the coming year of 21%, and the participants' mandatory contribution are $289,000 and $37,000, respectively (2009 – $296,000 and $36,000).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs nine external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage, or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities.

At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is deemed a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds, and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2010, the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

The Institute participates in the cost-sharing plan of ADB for retirees' medical insurance premiums. Under the plan, the Institute is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The following table sets forth the pension and postretirement benefits at 31 December 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$ 6,473,000	$ 4,844,000	$ 148,000	$ 96,000
Service cost	200,000	150,000	33,000	15,000
Interest cost	388,000	359,000	11,000	8,000
Plan participants' contributions	108,000	109,000	–	–
Actuarial (gain) loss	1,493,000	1,208,000	250,000	58,000
Benefits paid	(228,000)	(197,000)	(29,000)	(29,000)
Projected benefit obligation at end of year	$ 8,434,000	$ 6,473,000	$ 413,000	$ 148,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 2,949,000	$ 2,198,000	$ –	$ –
Actual return on plan assets	358,000	488,000	–	–
Employer's contribution	293,000	351,000	29,000	29,000
Plan participants' contributions	108,000	109,000	–	–
Benefits paid	(228,000)	(197,000)	(29,000)	(29,000)
Fair value of plan assets at end of year	$ 3,480,000	$ 2,949,000	$ –	$ –
Funded Status	$(4,954,000)	$(3,524,000)	$(413,000)	$(148,000)
Amounts recognized in the Balance sheet consist of:				
Noncurrent liability	$(4,954,000)	$(3,524,000)	$(413,000)	$(148,000)
Amounts recognized in the Unrestricted net assets consist of:				
Net actuarial loss (gain)	$ 3,072,000	$ 1,917,000	$ (23,000)	$(300,000)
Prior service cost (credit)	–	5,000	–	–
Net amount recognized	$ 3,072,000	$ 1,922,000	$ (23,000)	$(300,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.50%	4.50%	4.50%	4.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

CONTINUED

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 200,000	$ 150,000	$ 33,000	$ 15,000
Interest cost	388,000	359,000	11,000	8,000
Expected return on plan assets	(212,000)	(213,000)	–	–
Amortization of prior service cost	5,000	5,000	–	(1,000)
Recognized actuarial loss	192,000	10,000	(27,000)	(37,000)
Net periodic benefit cost	$ 573,000	$ 311,000	$ 17,000	$(15,000)

The accumulated benefit obligation of the pension plan as of 31 December 2010 was $8,163,000 ($6,283,000 – 2009).

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$12,000	$ (9,000)
Effect on postretirement benefit obligation	95,000	(74,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at 31 December 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$ 414,000	$ –
2012	311,000	4,000
2013	321,000	6,000
2014	356,000	7,000
2015	356,000	11,000
2016–2020	2,632,000	108,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair values of the plan assets of the Institute's pension plan as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 2,375,000	$ 2,375,000	$ –	$ –
Government and government-guaranteed securities	366,000	313,000	53,000	–
Corporate debt securities	282,000	2,000	280,000	–
Mortgage/Asset-backed securities	488,000	–	488,000	–
Temporary investments and time deposits	107,000	–	107,000	–
Total assets at fair value	$3,618,000	$2,690,000	$ 928,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 0	$ –	$ 0	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 1,829,000	$ 1,829,000	$ –	$ –
Government and government-guaranteed securities	318,000	293,000	25,000	–
Corporate debt securities	289,000	–	289,000	–
Mortgage/Asset-backed securities	209,000	–	209,000	–
Temporary investments and time deposits	25,000	–	25,000	–
Foreign exchange contracts—net	1,000	–	1,000	–
Total assets at fair value	$2,671,000	$2,122,000	$ 549,000	$ –

0 = Less than $500.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's Financial Statements as of 31 December 2010.

ASIAN TSUNAMI FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Asian Tsunami Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Asian Tsunami Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Asian Tsunami Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ATF-1

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 295	$ 449
INVESTMENTS (Notes C and G)		
Time deposits	19,042	97,896
ACCRUED REVENUE	—	2
ADVANCES FOR GRANTS	5,546	23,565
TOTAL	$24,883	$121,912
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 232	$ 597
UNDISBURSED COMMITMENTS (Notes E and G)	22,021	116,784
TOTAL LIABILITIES	22,253	117,381
UNCOMMITTED BALANCES (ATF-2) (Note F), represented by:		
Unrestricted net assets	2,630	4,531
TOTAL	$24,883	$121,912

The accompanying notes are an integral part of these financial statements (ATF-4).

ATF-2

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 144	$ 879
From other sources	4	8
Total	148	887
EXPENSES		
Administrative expenses (Note D)	1,909	2,668
Financial expenses	1	2
Total	1,910	2,670
REVENUE LESS THAN EXPENSES	(1,762)	(1,783)
TRANSFER TO ASIA PACIFIC DISASTER RESPONSE FUND (Note F)	–	(40,000)
EXCHANGE LOSSES—net	(139)	(73)
DECREASE IN NET ASSETS	(1,901)	(41,856)
NET ASSETS AT BEGINNING OF YEAR	4,531	46,387
NET ASSETS AT END OF YEAR	$ 2,630	$ 4,531

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 146	$ 2,090
Grants/Technical assistance disbursed	(76,948)	(112,223)
Administrative and financial expenses paid	(2,211)	(2,719)
Cash received from other sources	4	(304)
Transfer to Asia Pacific Disaster Response Fund	–	(40,000)
Net Cash Used in Operating Activities	(79,009)	(153,156)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	9,635,673	10,708,785
Purchases of investments	(9,556,818)	(10,555,563)
Net Cash Provided by Investing Activities	78,855	153,222
Net (Decrease) Increase in Due from Banks	(154)	66
Due from Banks at Beginning of Year	449	383
Due from Banks at End of Year	$ 295	$ 449
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Decrease in net assets (ATF-2)	$ (1,901)	$ (41,856)
Adjustments to reconcile decrease in net assets to net cash used in operating activities:		
Amortization of discount/premiums on investments	–	(142)
Change in accrued revenue	2	729
Change in advances for grants	18,019	19,452
Change in accounts payable and other liabilities	(365)	(97)
Change in undisbursed commitments	(94,763)	(131,554)
Change in unrealized investment gains	–	312
Exchange gains—net	(1)	–
Net Cash Used in Operating Activities	$ (79,009)	$ (153,156)

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The ATF was established on 11 February 2005 in response to the special circumstances surrounding the DMCs that were stricken by the effects of the tsunami on 26 December 2004. The purpose of ATF is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance (TA) and investment projects to support reconstruction, rehabilitation, and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including nongovernment organizations.

ATF's resources may consist of allocations from the net income of OCR and contributions from bilateral, multilateral, and individual sources.

Unless otherwise agreed by the contributors and ADB, ATF will terminate on the earlier of (i) the date five years from the Board approval of the ATF, or (ii) such date as the ATF funds have been fully disbursed by ADB. The ATF was terminated on 31 December 2010. ATF will remain open to complete the administration matters and wind up activities.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the ATF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

ATF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to ATF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of ATF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by ATF are reported at estimated fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate

disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ATF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ATF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 0.24% (0.68% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the ATF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 December 2010, $225,000 ($590,000 – 2009) was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective technical assistance and grants not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

No undisbursed commitments on closed TA projects were written back as a reduction of technical assistance in 2010 and 2009.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In April and May 2005, ADB contributed $600,000,000 from OCR surplus to ATF. Contributions were also received from Australia and Luxembourg amounting to $3,796,000 and $1,000,000, respectively. In November 2005, following the establishment of Pakistan Earthquake Fund (PEF) in response to the special circumstances surrounding the 8 October 2005 earthquake in Pakistan, unutilized ATF fund of $40,000,000 was transferred back to OCR, which was subsequently transferred to PEF. Another $10,000,000 was returned to OCR in June 2006 and was committed as ADB's contribution to the Java Reconstruction Fund in November 2008, to support post-disaster management, rehabilitation, immediate construction, and urgent vital development activities in Yogyakarta and Central Java in Indonesia. In May 2009, $40,000,000 was transferred to Asia Pacific Disaster Response Fund (APDRF). APDRF was established to provide incremental grant resources to DMCs affected by natural disasters.

No contributions were received in 2010 and 2009.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

The fair values of the following financial assets of ATF as of 31 December 2010 and 2009 were reported based on the following:

	31 December 2010	Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$19,042,000	$ –	$19,042,000	$ –

	31 December 2009	Fair Value Measurements		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$97,896,000	$ –	$97,896,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of the ATF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Financial Statements as of 31 December 2010.

PAKISTAN EARTHQUAKE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Pakistan Earthquake Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Pakistan Earthquake Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Pakistan Earthquake Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

PEF-1

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF FINANCIAL POSITION

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 470	$ 551
INVESTMENTS (Notes C and G)		
Time deposits	30,322	49,195
ACCRUED REVENUE	57	59
ADVANCES FOR GRANTS	7,130	3,007
TOTAL	$37,979	$52,812
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 61	$ 52
UNDISBURSED COMMITMENTS (Notes E and G)	33,980	49,446
TOTAL LIABILITIES	34,041	49,498
UNCOMMITTED BALANCES (PEF-2) (Note F), represented by:		
Unrestricted net assets	3,938	3,314
TOTAL	$37,979	$52,812

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$1,254	$2,212
From other sources	132	71
Total	1,386	2,283
EXPENSES		
Administrative expenses (Note D)	323	343
REVENUE IN EXCESS OF EXPENSES	1,063	1,940
EXCHANGE LOSSES—net	(439)	(829)
INCREASE IN NET ASSETS	624	1,111
NET ASSETS AT BEGINNING OF YEAR	3,314	2,203
NET ASSETS AT END OF YEAR	$3,938	$3,314

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 3,446
Interest on investments received	1,254	2,280
Net cash received from other sources	132	121
Grants and technical assistance disbursed	(19,589)	(16,535)
Administrative and financial expenses paid	(314)	(325)
Net Cash Used in Operating Activities	(18,517)	(11,013)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	981,089	1,707,205
Acquisition of investments	(962,608)	(1,696,340)
Net Cash Provided by Investing Activities	18,481	10,865
Effect of Exchange Rate Changes on Due from Banks	(45)	(124)
Net Decrease in Due from Banks	(81)	(272)
Due from Banks at Beginning of Year	551	823
Due from Banks at End of Year	$ 470	$ 551
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Increase in net assets (PEF-2)	$ 624	$ 1,111
Adjustments to reconcile increase in net assets to net cash used in operating activities:		
Amortization of discounts/premiums on investments	–	15
Change in accrued revenue	(0)	52
Change in due from contributors	–	3,233
Change in advances for grants	(4,123)	180
Change in miscellaneous liabilities	9	18
Change in undisbursed commitments	(15,466)	(16,714)
Change in unrealized investment holding gains	–	51
Exchange losses—net	439	1,041
Net Cash Used in Operating Activities	$ (18,517)	$ (11,013)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The PEF was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan in the form of technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, nongovernment organizations.

PEF's resources may consist of allocations from the net income of OCR and contributions from bilateral, multilateral, and individual sources.

Unless otherwise agreed by the contributors and ADB, PEF will terminate on the earlier of (i) the date three to four years from the Board approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On 29 June 2010, the Board approved the extension of PEF until 30 June 2011.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the PEF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

PEF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to PEF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of PEF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by PEF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements, from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on PEF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, PEF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The currency compositions of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Pakistan rupee	$14,573,000	$19,235,000
United States dollar	15,749,000	29,960,000
Total	$30,322,000	$49,195,000

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 4.03% (4.17% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a

regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 December 2010, $54,000 was payable to OCR ($45,000 – 2009), which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective grants not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). PEF received in full the remaining balance due from Australia amounting to A$4,300,000 ($3,184,000 equivalent) in 2009.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The fair values of the following financial assets of PEF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$30,322,000	$ –	$30,322,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$49,195,000	$ –	$49,195,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of PEF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Financial Statements as of 31 December 2010.

REGIONAL COOPERATION AND INTEGRATION FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF FINANCIAL POSITION

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 137		$ 270
INVESTMENTS (Notes C and G)				
Government and government-guaranteed obligations	$ –		$ 15,030	
Time deposits	37,421	37,421	19,826	34,856
ACCRUED REVENUE		3		11
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)		2,268		610
TOTAL		**$39,829**		**$35,747**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$ 55		$ 62
UNDISBURSED COMMITMENTS (Notes E and G)		29,392		23,148
TOTAL LIABILITIES		29,447		23,210
UNCOMMITTED BALANCES (RCIF-2) (Note F), represented by:				
Unrestricted net assets		10,382		12,537
TOTAL		**$39,829**		**$35,747**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$10,000	$ –
REVENUE		
From investments (Note C)	129	366
From other sources—net	1	1
Total	10,130	367
EXPENSES		
Technical assistance—net (Note E)	11,991	12,100
Administrative expenses (Note D)	301	327
Total	12,292	12,427
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(2,162)	(12,060)
EXCHANGE GAINS—net	7	9
DECREASE IN NET ASSETS	(2,155)	(12,051)
NET ASSETS AT BEGINNING OF YEAR	12,537	24,588
NET ASSETS AT END OF YEAR	$10,382	$12,537

The accompanying notes are an integral part of these financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	166	603
Technical assistance disbursed	(7,401)	(5,813)
Administrative and financial expenses paid	(305)	(293)
Net cash received from (paid for) other sources	1	(55)
Net Cash Provided by (Used in) Operating Activities	2,461	(5,558)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	527,595	471,626
Acquisition of investments	(530,189)	(467,244)
Net Cash (Used in) Provided by Investing Activities	(2,594)	4,382
Net Decrease in Due From Banks	(133)	(1,176)
Due from Banks at Beginning of Year	270	1,446
Due from Banks at End of Year	$ 137	$ 270
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Decrease in net assets (RCIF-2)	$ (2,155)	$ (12,051)
Adjustments to reconcile decrease in net assets to net cash provided by (used in) operating activities:		
Amortization of discounts/premiums on investments	–	10
Change in accrued revenue	8	143
Change in accrued expenses	–	(8)
Change in interfund receivables	(47)	(47)
Change in interfund payables	(4)	19
Change in advances for grants	(1,607)	(220)
Change in undisbursed commitments	6,244	6,578
Change in unrealized investment holding gains	29	27
Exchange gains—net	(7)	(9)
Net Cash Provided by (Used in) Operating Activities	$ 2,461	$ (5,558)

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The RCIF, together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

RCIF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of RCIF.

---

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

CONTINUED

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by RCIF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*." ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements,

which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on RCIF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 were in time deposits. As of 31 December 2009, the investment portfolio consisted of time deposits and investment securities.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.36% (1.15% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are as follows:

	2010	2009
Receivable from:		
Technical Assistance Special Fund	$ –	$47,000
Japan Special Fund	94,000	–
Total	$94,000	$47,000
Payable to:		
Ordinary capital resources	$44,000	$40,000
Technical Assistance Special Fund	5,000	–
Agency Trust Funds—net	–	16,000
Total	$49,000	$56,000

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective technical assistance and grants not yet disbursed. During 2010, $59,000 (nil – 2009) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the RCIF from the 2009 OCR allocable net income.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

The fair values of the following financial assets of RCIF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments Time deposits	$37,421,000	$ –	$37,421,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 15,030,000	$ –	$ 15,030,000	$ –
Time deposits	19,826,000	–	19,826,000	–
Total assets at fair value	$34,856,000	$ –	$34,856,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of RCIF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Financial Statements as of 31 December 2010.

CLIMATE CHANGE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Climate Change Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") — Climate Change Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB — Climate Change Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 175		$ 209
INVESTMENTS (Notes C and G)				
Government and government-guaranteed obligations	$ –		$18,035	
Time deposits	43,445	43,445	21,197	39,232
ACCRUED REVENUE		3		13
ADVANCES FOR GRANTS		1,150		339
TOTAL		$44,773		$39,793
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$ 59		$ 102
UNDISBURSED COMMITMENTS (Notes E and G)		25,578		12,989
TOTAL LIABILITIES		25,637		13,091
UNCOMMITTED BALANCES (CCF-2) (Note F), represented by:				
Unrestricted net assets		19,136		26,702
TOTAL		$44,773		$39,793

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$10,000	$ –
REVENUE		
From investments (Note C)	149	355
From other sources	1	0
Total	10,150	355
EXPENSES		
Technical assistance (Note E)	17,200	10,745
Administrative expenses (Note D)	515	338
Total	17,715	11,083
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(7,565)	(10,728)
EXCHANGE (LOSSES) GAINS—net	(1)	3
DECREASE IN NET ASSETS	(7,566)	(10,725)
NET ASSETS AT BEGINNING OF YEAR	26,702	37,427
NET ASSETS AT END OF YEAR	$19,136	$26,702

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	194	317
Technical assistance disbursed	(5,422)	(1,095)
Administrative and financial expenses paid	(558)	(312)
Cash received from other sources	0	0
Net Cash Provided by (Used in) Operating Activities	4,214	(1,090)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	745,204	458,784
Acquisition of investments	(749,452)	(459,049)
Net Cash Used in Investing Activities	(4,248)	(265)
Net Decrease in Due From Banks	(34)	(1,355)
Due from Banks at Beginning of Year	209	1,564
Due from Banks at End of Year	$ 175	$ 209
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Decrease in net assets (CCF-2)	$ (7,566)	$ (10,725)
Adjustments to reconcile decrease in net assets to net cash provided by (used in) operating activities:		
Amortization of discounts on investments	–	(39)
Change in accrued revenue	9	37
Change in miscellaneous assets	0	0
Change in miscellaneous liabilities	(43)	25
Change in advances for grants	(810)	(339)
Change in undisbursed commitments	12,589	9,989
Change in unrealized investment holding losses	35	(35)
Exchange gains—net	(0)	(3)
Net Cash Provided by (Used in) Operating Activities	$ 4,214	$ (1,090)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

CCF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

---

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of CCF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes.This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by CCF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on CCF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 were in time deposits. As of 31 December 2009, the investment portfolio consisted of time deposits and investment securities.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.36% (0.92% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2010, $53,000 ($95,000 – 2009) was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent TA not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the CCF from the 2009 OCR allocable net income.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of CCF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$43,445,000	$ –	$43,445,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$18,035,000	$ –	$18,035,000	$ –
Time deposits	21,197,000	–	21,197,000	–
Total assets at fair value	$39,232,000	$ –	$39,232,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of CCF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Financial Statements as of 31 December 2010.

ASIA PACIFIC DISASTER RESPONSE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of ADB – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 7,411	$ 3,501
INVESTMENTS (Notes C and G)		
Time deposits	20,128	29,563
ACCRUED REVENUE	2	1
ADVANCES FOR GRANTS	6,002	7,000
TOTAL	$33,543	$40,065
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 63	$ 13
UNDISBURSED COMMITMENTS (Notes E and G)	6,000	7,000
TOTAL LIABILITIES	6,063	7,013
UNCOMMITTED BALANCES (APDRF-2) (Note F), represented by:		
Unrestricted net assets	27,480	33,052
TOTAL	$33,543	$40,065

The accompanying notes are an integral part of these financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Year Ended 31 December 2010 and For the Period 1 April to 31 December 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$40,000
REVENUE		
From investments (Note C)	66	64
From other sources	2	1
Total	68	40,065
EXPENSES		
Technical assistance (Note E)	5,499	7,000
Administrative expenses	143	13
Financial expenses	0	0
Total	5,642	7,013
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(5,574)	33,052
EXCHANGE GAINS—net	2	–
(DECREASE) INCREASE IN NET ASSETS	(5,572)	33,052
NET ASSETS AT BEGINNING OF YEAR/PERIOD	33,052	–
NET ASSETS AT END OF YEAR/PERIOD	$27,480	$33,052

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF CASH FLOWS

For the Year Ended 31 December 2010 and For the Period 1 April to 31 December 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 40,000
Interest on investments received	65	39
Cash received from other sources	2	1
Technical assistance disbursed	(5,499)	(7,000)
Administrative and financial expenses paid	(93)	(0)
Net Cash (Used in) Provided by Operating Activities	(5,525)	33,040
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,526,446	1,006,409
Purchases of investments	(1,517,011)	(1,035,948)
Net Cash Provided by (Used in) Investing Activities	9,435	(29,539)
Net Increase in Due From Banks	3,910	3,501
Due from Banks at Beginning of Year/Period	3,501	–
Due from Banks at End of Year/Period	$ 7,411	$ 3,501
RECONCILIATION OF (DECREASE) INCREASE IN NET ASSETS TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in net assets (APDRF-2)	$ (5,572)	$ 33,052
Adjustments to reconcile (decrease) increase in net assets to net cash (used in) provided by operating activities:		
Amortization of discounts/premiums on investments	–	(24)
Change in accrued revenue	(1)	(1)
Change in advances for grants	1,003	(7,000)
Change in miscellaneous liabilities	56	–
Change in accrued expenses	(6)	13
Change in undisbursed commitments	(1,000)	7,000
Exchange gains—net	(5)	–
Net Cash (Used in) Provided by Operating Activities	$ (5,525)	$ 33,040

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

APDRF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to APDRF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of APDRF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by APDRF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on APDRF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.26% (0.28% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for investment projects. As of 31 December 2010, $56,000 was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" (nil – 2009).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent technical assistance not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of APDRF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$20,128,000	$ –	$20,128,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$29,563,000	$ –	$29,563,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of APDRF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Financial Statements as of 31 December 2010.

STATISTICAL ANNEXES



Statistical Annex 1
APPROVALS BY COUNTRY, 2010[a]
($ million)

Country	OCR			ADB Special Funds: ADF		ADB Special Funds	ADB Special Funds: Other Special Funds		Cofinancing		Total
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grants	TA Grants	Project	TA	
Central and West Asia	**1,949.80**	**482.32**	**8.00**	**708.20**	**553.60**	**9.15**	**3.00**	**–**	**906.67**	**3.90**	**4,624.64**
Afghanistan	–	–	8.00	–	352.00	0.93	–	–	–	1.50	362.43
Armenia	210.00	–	–	–	–	–	–	–	–	–	210.00
Azerbaijan	27.00	232.32	–	–	–	–	–	–	178.67	–	437.99
Georgia	338.00	–	–	85.00	–	1.71	–	–	170.00	1.65	596.36
Kazakhstan	606.00	–	–	–	–	0.65	–	–	68.00	–	674.65
Kyrgyz Republic	–	–	–	88.20	79.60	1.00	–	–	–	–	168.80
Pakistan	378.80	250.00	–	270.00	–	2.17	3.00	–	190.00	–	1,093.97
Tajikistan	–	–	–	–	122.00	–	–	–	–	0.75	122.75
Turkmenistan	–	–	–	–	–	0.35	–	–	–	–	0.35
Uzbekistan	390.00	–	–	265.00	–	2.35	–	–	300.00	–	957.35
South Asia	**3,269.58**	**250.00**	**–**	**711.07**	**129.19**	**24.91**	**–**	**2.40**	**1,795.49**	**19.37**	**6,202.02**
Bangladesh	800.00	–	–	449.00	–	5.35	–	–	1,710.90	2.23	2,967.48
Bhutan	–	–	–	–	21.59	2.50	–	–	6.27	–	30.36
India	2,119.58	250.00	–	–	–	10.55	–	–	6.00	9.09	2,395.22
Maldives	–	–	–	–	–	0.65	–	–	–	–	0.65
Nepal	–	–	–	154.90	107.60	4.46	–	0.40	28.32	5.56	301.24
Sri Lanka	350.00	–	–	107.17	–	1.40	–	2.00	44.00	2.50	507.07
East Asia	**1,577.50**	**–**	**10.00**	**48.00**	**50.00**	**22.66**	**8.50**	**1.50**	**334.70**	**5.39**	**2,058.25**
China, People's Republic of	1,577.50	–	10.00	–	–	19.28	6.00	–	332.20	2.89	1,947.87
Mongolia	–	–	–	48.00	50.00	3.38	2.50	1.50	2.50	2.50	110.38
Pacific	**53.50**	**–**	**–**	**70.30**	**17.00**	**3.17**	**–**	**–**	**89.01**	**2.92**	**235.89**
Cook Islands	–	–	–	–	–	–	–	–	–	0.30	0.30
Fiji	–	–	–	–	–	–	–	–	–	–	–
Kiribati	–	–	–	12.00	–	–	–	–	20.61	0.20	32.81
Marshall Islands	–	–	–	9.50	–	0.60	–	–	1.76	–	11.86
Micronesia, Federated States of	–	–	–	–	–	–	–	–	–	–	–
Nauru	–	–	–	–	–	–	–	–	–	–	–
Palau	12.60	–	–	3.40	–	–	–	–	–	–	16.00
Papua New Guinea	40.90	–	–	29.40	–	1.10	–	–	6.00	0.09	77.49
Samoa	–	–	–	16.00	–	–	–	–	–	–	16.00
Solomon Islands	–	–	–	–	17.00	–	–	–	60.64	1.00	78.64
Timor-Leste	–	–	–	–	–	0.95	–	–	–	0.83	1.78
Tonga	–	–	–	–	–	0.52	–	–	–	–	0.52
Tuvalu	–	–	–	–	–	–	–	–	–	–	–
Vanuatu	–	–	–	–	–	–	–	–	–	0.50	0.50
Southeast Asia	**2,399.31**	**–**	**–**	**675.00**	**217.40**	**22.97**	**3.00**	**3.25**	**388.78**	**71.39**	**3,781.10**
Brunei Darussalam	–	–	–	–	–	–	–	–	–	0.80	0.80
Cambodia	–	–	–	95.00	65.80	5.50	–	–	36.75	0.10	203.15
Indonesia	785.00	–	–	–	–	1.00	3.00	2.55	54.75	55.33	901.63
Lao People's Democratic Republic	–	–	–	–	151.60	4.72	–	–	49.88	5.73	211.93
Malaysia	–	–	–	–	–	–	–	–	–	–	–
Myanmar	–	–	–	–	–	–	–	–	–	–	–
Philippines	600.00	–	–	–	–	1.18	–	0.70	100.00	6.13	708.01
Thailand	504.31	–	–	–	–	2.30	–	–	2.00	0.50	509.11
Viet Nam	510.00	–	–	580.00	–	8.28	–	–	145.40	2.80	1,246.48
Regional	**–**	**250.00**	**225.00**	**–**	**–**	**64.29**	**–**	**21.20**	**3.00**	**48.08**	**611.57**
TOTAL	**9,249.70**	**982.32**	**243.00**	**2,212.57**	**967.19**	**147.14**	**14.50**	**28.35**	**3,517.65**	**151.05**	**17,513.46**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Including cofinancing.

Statistical Annex 2

LOAN APPROVALS BY SECTOR: 3-YEAR MOVING AVERAGES, 1968-1971–2008-2010[a, b]

	Total Lending[b] ($ million)	Agriculture and Natural Resources	Education	Energy	Finance	Health and Social Protection	Industry and Trade	Public Sector Management	Transport and ICT	Water Supply and Other Municipal Infrastructure and Services	Multisector
Average during		(percent of total lending)									
1968–1970	128.44	18.08	0.78	11.98	21.38	–	18.43	–	24.03	5.32	–
1969–1971	199.25	19.00	0.50	25.38	18.87	–	10.87	–	21.68	3.70	–
1970–1972	271.92	13.75	0.82	33.06	14.69	–	6.27	–	21.48	9.93	–
1971–1973	330.53	12.72	1.02	32.18	15.83	–	3.14	–	23.88	11.23	–
1972–1974	428.42	16.43	0.79	26.71	15.30	–	6.12	–	21.32	13.33	–
1973–1975	543.15	18.52	1.28	23.03	17.49	–	12.65	–	17.68	9.16	0.18
1974–1976	661.29	22.81	0.73	20.74	18.07	–	11.75	–	16.61	9.12	0.16
1975–1977	774.22	24.62	1.49	21.50	16.12	–	9.80	–	16.97	9.36	0.14
1976–1978	940.36	25.64	2.95	21.11	14.59	1.36	6.79	–	15.98	10.30	1.27
1977–1979	1,098.92	27.24	5.13	22.84	12.33	1.17	6.37	–	12.10	11.71	1.12
1978–1980	1,282.01	28.44	5.56	23.74	11.97	1.41	4.39	–	12.39	11.12	0.98
1979–1981	1,454.96	29.61	5.35	26.21	11.62	1.72	3.72	–	9.41	12.29	0.09
1980–1982	1,598.97	31.77	4.41	27.61	11.62	2.01	2.21	–	11.53	8.78	0.06
1981–1983	1,751.46	31.23	5.19	26.60	13.27	2.91	2.86	–	7.52	9.46	0.96
1982–1984	1,937.03	33.13	5.34	28.98	9.42	1.88	1.12	–	12.12	6.57	1.43
1983–1985	1,978.52	32.10	5.27	24.63	8.36	2.42	1.09	–	12.75	11.85	1.53
1984–1986	2,013.77	33.76	4.95	25.26	6.72	2.02	0.72	–	14.40	9.75	2.40
1985–1987	2,081.84	28.61	3.97	17.47	11.82	2.19	5.23	–	20.54	8.36	1.81
1986–1988	2,512.17	22.93	5.20	18.76	12.69	1.60	9.72	–	23.12	4.53	1.45
1987–1989	3,053.72	20.16	4.97	16.07	15.25	1.91	9.73	–	23.47	7.62	0.82
1988–1990	3,564.93	21.66	6.33	20.48	14.22	1.35	6.19	–	20.68	7.38	1.71
1989–1991	4,115.49	22.82	5.25	25.79	12.03	1.43	6.09	–	17.93	7.19	1.45
1990–1992	4,610.39	19.46	5.00	28.91	10.93	1.14	5.13	–	20.60	6.61	2.22
1991–1993	5,022.89	13.65	5.18	31.01	8.72	1.26	6.72	0.09	23.34	8.55	1.48
1992–1994	4,665.65	10.53	4.90	29.63	7.75	2.27	3.57	0.09	29.17	9.64	2.44
1993–1995	4,791.51	10.81	5.74	31.66	7.49	1.83	2.53	0.09	26.66	12.00	1.18
1994–1996	4,806.49	13.63	5.64	27.54	7.61	3.74	1.10	1.77	25.64	10.26	3.07
1995–1997	6,718.17	10.61	6.71	18.66	31.12	2.69	0.99	1.63	16.33	8.56	2.69
1996–1998	6,883.72	8.36	5.46	11.67	35.13	6.47	1.19	1.82	19.92	6.80	3.18
1997–1999	6,776.72	6.91	4.64	9.76	34.25	6.81	1.97	4.17	18.29	9.64	3.55
1998–2000	5,499.56	8.79	4.01	13.94	12.66	8.15	4.64	5.30	25.28	12.82	4.41
1999–2001	5,284.95	11.72	4.96	15.92	3.60	3.64	5.02	10.96	23.99	11.01	9.18
2000–2002	5,526.40	11.96	5.35	17.02	8.60	1.58	3.83	9.51	27.04	7.32	7.79
2001–2003	5,678.81	10.06	4.11	14.31	7.46	1.35	2.35	10.43	33.32	7.68	8.94
2002–2004	5,578.92	7.32	4.31	14.83	7.68	2.66	2.77	8.67	37.53	7.41	6.82
2003–2005	5,613.15	5.77	2.94	15.07	3.87	2.75	2.04	11.06	37.60	9.76	9.15
2004–2006	6,021.31	7.64	3.25	17.03	11.85	1.83	1.12	9.76	28.71	8.14	10.67
2005–2007	7,513.50	6.14	2.01	16.73	13.25	0.48	0.47	10.46	29.75	9.36	11.34
2006–2008	8,892.94	6.33	1.97	18.89	11.03	0.83	0.93	12.09	28.76	8.63	10.54
2007–2009	10,876.80	4.09	1.10	17.98	5.26	0.97	0.98	25.53	26.29	7.46	10.36
2008–2010	11,525.69	4.81	0.82	20.01	5.76	1.28	0.78	23.27	25.62	6.62	11.03
Cumulative[c]		$ million									
(1968–2010)	167,116.20	19,624.24	6,178.83	32,957.40	20,337.73	3,832.92	4,588.00	13,980.29	41,141.22	14,060.77	10,414.80

– = nil, ICT = information and communication technology.

a Excludes cofinancing.

b Excludes a $45 million loan under Trade Finance Program approved in 2003.

c Totals may not add up due to rounding.

Statistical Annex 3
LOAN APPROVALS BY SECTOR, 2010[a]

		$ Million			Date Approved
		OCR	ADF	Total	
AGRICULTURE AND NATURAL RESOURCES					
BAN	Second Crop Diversification	–	40.0	40.0	30 Jun
BAN	Sustainable Rural Infrastructure Improvement	–	60.0	60.0	11 Nov
CAM	Water Resources Management Sector Development Program				23 Sep
	– Program	–	20.0	20.0	
	– Project	–	10.0	10.0	
IND	Agribusiness Infrastructure Development Investment Program – Tranche 1	67.6	–	67.6	24 Sep
IND	Sustainable Coastal Protection and Management Investment Program – Tranche 1	51.6	–	51.6	6 Oct
IND	Assam Integrated Flood and Riverbank Erosion Risk Management Investment Program – Tranche 1	56.9	–	56.9	25 Oct
PRC	Jiangxi Sustainable Forest Ecosystem Development	40.0	–	40.0	9 Nov
PRC	Risk Mitigation and Strengthening of Endangered Reservoirs in Shandong Province	29.8	–	29.8	19 Nov
VIE	Strengthening Water Management and Irrigation Systems Rehabilitation	–	100.0	100.0	20 Apr
VIE	Sustainable Rural Infrastructure Development Project in Northern Mountain Provinces[b]	–	108.0	108.0	22 Oct
VIE	Greater Mekong Subregion Biodiversity Conservation Corridor	–	30.0	30.0	10 Dec
	Subtotal	245.9	368.0	613.9	
EDUCATION					
VIE	Skills Enhancement[b]	–	70.0	70.0	15 Jul
	Subtotal	–	70.0	70.0	
ENERGY					
AZE	Garadagh Cement Expansion and Energy Efficiency[c]	27.0	–	27.0	1 Jun
BAN	Natural Gas Access Improvement	261.0	5.0	266.0	26 Mar
BAN	Bangladesh–India Electrical Grid Interconnection	–	100.0	100.0	31 Aug
IND	Assam Power Sector Enhancement Investment Program – Tranche 2	89.7	–	89.7	5 Oct
IND	Bihar Power System Improvement	132.2	–	132.2	19 Oct
IND	Himachal Pradesh Clean Energy Development Investment Program – Tranche 3	208.0	–	208.0	22 Oct
IND	Madhya Pradesh Power Sector Investment Program – Tranche 6	69.0	–	69.0	21 Dec
INO	Java–Bali Electricity Distribution Performance Improvement	50.0	–	50.0	22 Mar
KGZ	Power Sector Improvement	–	16.7	16.7	27 Sep
PAK	Zorlu Enerji Power[c]	36.8	–	36.8	24 Nov
PAK	Uch II Power[c]	100.0	–	100.0	13 Dec
PAK	Power Distribution Enhancement Investment Program – Tranche 2	242.0	–	242.0	14 Dec
PNG	Town Electrification Investment Program – Tranche 1	40.9	16.4	57.3	6 Dec
PRC	Tianjin Integrated Gasification Combined Cycle Power Plant	135.0	–	135.0	8 Feb
PRC	Inner Mongolia Autonomous Region Environment Improvement Project (Phase II)	150.0	–	150.0	6 Aug
PRC	Municipal Natural Gas Infrastructure Development (Phase 2)[c]	100.0	–	100.0	9 Nov
PRC	Jilin Wind Power[c]	120.0	–	120.0	9 Nov
THA	Solar Power[c]	70.0	–	70.0	16 Apr
THA	Bangchak Solar Power[c]	134.3	–	134.3	5 Oct
UZB	Talimarjan Power	340.0	10.0	350.0	20 Apr
	Subtotal	2,305.9	148.1	2,454.0	
FINANCE					
CAM	Financial Sector Development Program II (Subprogram 4)	–	10.0	10.0	2 Dec
GEO	Bank Republic, Joint-Stock Company[c]	20.0	–	20.0	29 Jan
GEO	Joint-Stock Company Bank of Georgia[c]	50.0	–	50.0	3 Nov
IND	Micro, Small, and Medium Enterprise Development	50.0	–	50.0	26 Feb

– = nil, ADF = Asian Development Fund, AZE = Azerbaijan, BAN = Bangladesh, CAM = Cambodia, GEO = Georgia, IND = India, INO = Indonesia, KGZ = Kyrgyz Republic, OCR = ordinary capital resources, PAK = Pakistan, PNG = Papua New Guinea, PRC = People's Republic of China, THA = Thailand, UZB = Uzbekistan, VIE = Viet Nam.
a Excludes cofinancing.
b Consists of two ADF loans.
c Nonsovereign loan.

CONTINUED

		$ Million			Date Approved
		OCR	ADF	Total	
INO	Housing Finance Program[b]	300.0	–	300.0	1 Dec
KAZ	Small and Medium Enterprise Investment Program – Tranche 1	150.0	–	150.0	4 Nov
NEP	Rural Finance Sector Development Cluster Program (Subprogram 2)	–	60.4	60.4	18 Jun
PHI	Financial Market Regulation and Intermediation Program (Subprogram 2)	200.0	–	200.0	7 Dec
PNG	Microfinance Expansion	–	13.0	13.0	28 Oct
THA	Capital Market Development Program	300.0	–	300.0	21 Sep
UZB	Second Small and Microfinance Development	50.0	–	50.0	21 Apr
VIE	Third Financial Sector Program (Subprogram 2)	–	60.0	60.0	29 Nov
	Subtotal	1,120.0	143.4	1,263.4	
HEALTH AND SOCIAL PROTECTION					
PAK	Punjab Millennium Development Goals Program (Subprogram 2)	–	150.0	150.0	24 Jun
VIE	Second Greater Mekong Subregion Regional Communicable Diseases Control	–	27.0	27.0	22 Nov
	Subtotal	–	177.0	177.0	
PUBLIC SECTOR MANAGEMENT					
BAN	Strengthening Governance Management	–	25.0	25.0	21 Sep
CAM	Public Financial Management for Rural Development Program (Subprogram 2)	–	10.0	10.0	30 Sep
CAM	Promoting Economic Diversification Program (Subprogram 2)	–	10.0	10.0	30 Sep
GEO	Social Services Delivery Program	100.0	–	100.0	21 Sep
INO	Infrastructure Reform Sector Development Program (Subprogram 3)	200.0	–	200.0	1 Dec
INO	Sixth Development Policy Support Program	200.0	–	200.0	14 Dec
PAK	Sindh Growth and Rural Revitalization Program (Subprogram 2)	–	120.0	120.0	24 Jun
RMI	Public Sector Program (Subprogram 1)	–	9.5	9.5	17 Aug
SRI	Fiscal Management Efficiency	50.0	–	50.0	15 Apr
VIE	SOE Reform and Corporate Governance Facilitation Program – Tranche 1	120.0	10.0	130.0	14 Jan
VIE	Second Small and Medium-Sized Enterprises Development Program (Subprogram 1)	–	40.0	40.0	18 Oct
	Subtotal	670.0	224.5	894.5	
TRANSPORT AND ICT					
ARM	Zvartnots Airport Expansion (Phase 2)[b]	40.0	–	40.0	26 Mar
ARM	North–South Road Corridor Investment Program – Tranche 2	170.0	–	170.0	21 Dec
BAN	Subregional Transport Project Preparatory Facility	–	23.0	23.0	3 Nov
BAN	Padma Multipurpose Bridge	539.0	76.0	615.0	25 Nov
CAM	Rural Roads Improvement	–	35.0	35.0	23 Sep
GEO	Sustainable Urban Transport Investment Program – Tranche 1	–	85.0	85.0	21 Jul
GEO	Road Corridor Investment Program – Tranche 2	150.0	–	150.0	8 Dec
GEO	Poti Sea Port Corporation[b]	18.0	–	18.0	9 Dec
IND	Rural Roads Sector II Investment Program – Tranche 5	222.2	–	222.2	6 Jul
IND	Bihar State Highways II	300.0	–	300.0	16 Sep
IND	Karnataka State Highways Improvement	315.0	–	315.0	29 Nov
KAZ	CAREC Transport Corridor I (Zhambyl Oblast Section) [Western Europe–Western People's Republic of China International Transit Corridor] Investment Program – Tranche 3	173.0	–	173.0	15 Nov
KAZ	Central Asia Regional Economic Cooperation Corridor 2 (Mangystau Oblast Sections) Investment Program – Tranche 1	283.0	–	283.0	20 Dec
KGZ	CAREC Regional Road Corridor Improvement (Supplementary)	–	23.0	23.0	21 Sep
KIR	Road Rehabilitation	–	12.0	12.0	10 Dec
MON	Regional Road Development (Supplementary)	–	8.0	8.0	30 Mar
MON	Regional Logistics	–	40.0	40.0	13 Dec
NEP	Kathmandu Sustainable Urban Transport	–	10.0	10.0	22 Jul

– = nil, ADF = Asian Development Fund, ARM = Armenia, BAN = Bangladesh, CAM = Cambodia, CAREC = Central Asia Regional Economic Cooperation, GEO = Georgia, ICT = information and communication technology, IND = India, INO = Indonesia, KAZ = Kazakhstan, KGZ = Kyrgyz Republic, KIR = Kiribati, MON = Mongolia, NEP = Nepal, OCR = ordinary capital resources, PAK = Pakistan, PHI = Philippines, PNG = Papua New Guinea, RMI = Marshall Islands, SOE = state-owned enterprise, SRI = Sri Lanka, THA = Thailand, UZB = Uzbekistan, VIE = Viet Nam.

a Excludes cofinancing.

b Nonsovereign loan.

CONTINUED

		$ Million			Date Approved
		OCR	ADF	Total	
NEP	Subregional Transport Enhancement	–	24.5	24.5	27 Oct
PRC	Second Heilongjiang Road Network Development	200.0	–	200.0	20 Apr
PRC	Yunnan Integrated Road Network Development	250.0	–	250.0	2 Dec
PRC	Railway Energy Efficiency and Safety Enhancement Investment Program – Tranche 2	100.0	–	100.0	14 Dec
SRI	Northern Road Connectivity	130.0	24.4	154.4	18 Jun
UZB	Central Asia Regional Economic Cooperation Corridor 2 Road Investment Program – Tranche 1	–	115.0	115.0	21 Apr
VIE	Second Northern Greater Mekong Subregion Transport Network Improvement	–	75.0	75.0	25 Nov
VIE	Greater Mekong Subregion Ben Luc–Long Thanh Expressway Project – Tranche 1	350.0	–	350.0	22 Dec
VIE	Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program – Tranche 1	40.0	–	40.0	22 Dec
	Subtotal	3,280.2	550.9	3,831.1	
WATER SUPPLY AND OTHER MUNICIPAL INFRASTRUCTURE AND SERVICES					
IND	North Karnataka Urban Sector Investment Program – Tranche 2	123.0	–	123.0	14 Jun
IND	Infrastructure Development Investment Program for Tourism – Tranche 1	43.4	–	43.4	4 Oct
IND	Rajasthan Urban Sector Development Investment Program – Tranche 3	63.0	–	63.0	13 Dec
INO	Metropolitan Sanitation Management and Health	35.0	–	35.0	19 Jul
NEP	Secondary Towns Integrated Urban Environmental Improvement	–	60.0	60.0	6 Jul
PAL	Water Sector Improvement Program	12.6	3.4	16.0	9 Nov
PRC	Songhua River Basin Water Pollution Control and Management Project Private Sector Facility[b]	36.6	–	36.6	16 Apr
SRI	Jaffna and Kilinochchi Water Supply and Sanitation	20.0	70.0	90.0	29 Nov
UZB	Water Supply and Sanitation Services Investment Program – Tranche 2	–	140.0	140.0	21 Apr
	Subtotal	333.6	273.4	607.0	
MULTISECTOR					
BAN	City Region Development	–	120.0	120.0	10 Nov
IND	National Capital Region Urban Infrastructure Financing Facility – Tranche 1	78.0	–	78.0	18 Aug
IND	Second India Infrastructure Tranche Financing Facility – Tranche 2	250.0	–	250.0	7 Dec
KGZ	Emergency Assistance for Recovery and Reconstruction	–	48.5	48.5	23 Sep
PHI	Social Protection Support	400.0	–	400.0	2 Sep
PRC	Integrated Renewable Biomass Energy Development Sector	66.1	–	66.1	16 Apr
PRC	Wuhan Urban Environmental Improvement	100.0	–	100.0	30 Jun
PRC	Chongqing Urban–Rural Infrastructure Development Demonstration	100.0	–	100.0	30 Jun
PRC	Guangxi Southwestern Cities Development	150.0	–	150.0	26 Jul
SAM	Economic Recovery Support Program (Subprogram 1)	–	16.0	16.0	14 Apr
SRI	North East Community Restoration and Development Project II (Supplementary)	–	12.8	12.8	9 Mar
SRI	Conflict-Affected Region Emergency	150.0	–	150.0	15 Apr
VIE	Health Human Resources Sector Development Program				22 Jun
	– Program	–	30.0	30.0	
	– Project	–	30.0	30.0	
	Subtotal	1,294.1	257.3	1,551.4	
TOTAL		9,249.7	2,212.6	11,462.3	

– = nil, ADF = Asian Development Fund, BAN = Bangladesh, IND = India, INO = Indonesia, KGZ = Kyrgyz Republic, NEP = Nepal, OCR = ordinary capital resources, PAL = Palau, PHI = Philippines, PRC = People's Republic of China, SAM = Samoa, SRI = Sri Lanka, UZB = Uzbekistan, VIE = Viet Nam.

a Excludes cofinancing.

b Nonsovereign loan.

Statistical Annex 4a

SECTORAL DISTRIBUTION OF LOANS,[a] 2010, 1967–2010

	2010 Loans						Cumulative as of 2010		
	OCR		ADF		Total				
Sector	No. of Loans	$ Million	No. of Loans	$ Million	No. of Projects[b]	$ Million	No. of Projects[b]	$ Million	%
Agriculture and Natural Resources	5	245.9	8	368.0	11	613.9	523	19,624.2	12
Education	–	–	2	70.0	1	70.0	146	6,178.8	4
Energy	18	2,305.9	5	148.1	20	2,454.0	356	32,957.4	20
Finance	8	1,120.0	4	143.4	12	1,263.4	268	20,337.7	12
Health and Social Protection	–	–	2	177.0	2	177.0	68	3,832.9	2
Industry and Trade	–	–	–	–	–	–	107	4,588.0	3
Public Sector Management	5	670.0	7	224.5	11	894.5	84	13,980.3	8
Transport and ICT	16	3,280.2	13	550.9	27	3,831.1	416	41,141.2	25
Water Supply and Other Municipal Infrastructure and Services	7	333.6	4	273.4	9	607.0	245	14,060.8	8
Multisector	8	1,294.1	6	257.3	13	1,551.4	115	10,414.8	6
Total[c]	**67**	**9,249.7**	**51**	**2,212.6**	**106**	**11,462.3**	**2,328**	**167,116.2**	**100**

– = nil, ADF = Asian Development Fund, ICT = information and communication technology, OCR = ordinary capital resources.
a Includes nonsovereign loans. Excludes cofinancing.
b A project with multiple loans is counted as one project.
c Totals may not add up due to rounding.

Statistical Annex 4b

SECTORAL DISTRIBUTION OF GRANTS,[a] 2010, 1967–2010

	2010 Grants								Cumulative as of 2010[c]		
	ADF IX		Other Special Funds		Other Sources		Total				
Sector	No. of Grants	$ Million	No. of Grants	$ Million	No. of Grants	$ Million	No. of Projects[b]	$ Million	No. of Projects[b]	$ Million	%
Agriculture and Natural Resources	6	111.3	2	3.5	3	9.8	10	124.6	88	926.1	15
Education	1	23.0	–	–	1	3.0	2	26.0	38	832.1	13
Energy	6	206.2	1	5.0	4	4.8	10	216.0	31	650.6	10
Finance	2	17.1			2	8.5	4	25.6	20	118.5	2
Health and Social Protection	3	36.0	1	3.0	1	3.0	4	42.0	51	344.5	6
Industry and Trade	–	–	–	–	1	3.0	1	3.0	8	33.1	1
Public Sector Management	4	29.0	–	–	1	8.8	3	37.8	16	319.1	5
Transport and ICT	9	466.5	–	–	2	3.2	10	469.7	44	1,546.1	25
Water Supply and Other Municipal Infrastructure and Services	2	21.6	–	–	–	–	2	21.6	29	289.2	5
Multisector	2	56.5	1	3.0	5	27.2	7	86.7	37	1,183.9	19
Total[c]	**35**	**967.2**	**5**	**14.5**	**20**	**71.2**	**53**	**1,052.9**	**362**	**6,243.0**	**100**

– = nil, ADF = Asian Development Fund, ICT = information and communication technology, OCR = ordinary capital resources.
a Refers to grant-financed projects/programs. Excludes cofinancing not administered by ADB.
b A project with multiple grants is counted as one project.
c Totals may not add up due to rounding.

Statistical Annex 5
PROJECTS INVOLVING COFINANCING,[a] 2010
($ million)

Project Name	ADB	Cofinancing: Official Grants	Cofinancing: Official Loans	Cofinancing: Commercial	Source of Cofinancing
CENTRAL AND WEST ASIA	**818.60**	**–**	**903.34**	**654.87**	
DVA cofinancing		–	716.67	190.00	
Non-DVA cofinancing		–	186.67	464.87	
Armenia					
Zvartnots Airport Expansion Project (Phase 2)[b]	40.00		20.00		DEG-Deutsche Investitions- und Entwicklungsgesellschaft, Germany
			40.00		European Bank for Reconstruction and Development
Azerbaijan					
Janub Gas-Fired Power Plant[c]			178.67[d]		Islamic Development Bank (IsDB)
			26.67		OPEC Fund for International Development (OFID)
				378.67	Commercial banks
Georgia					
Road Corridor Investment Program, Tranche 1[e]	118.80		170.00[d]		Japan International Cooperation Agency (JICA)
Kazakhstan					
CAREC Transport Corridor 1 (Zhambyl Oblast Section) [Western Europe – Western People's Republic of China International Transit Corridor] Tranche 3	173.00		68.00[d]		JICA
Pakistan					
Uch II Power[b]	100.00		100.00		International Finance Corporation (IFC)
				90.00[d]	IsDB
				100.00[d]	The Export–Import Bank of Korea (KEXIM), Republic of Korea
				20.00	Domestic banks
Zorlu Enerji Power[b]	36.80			36.80	IFC
				14.70	ECO Trade and Development Bank
				14.70	Habib Bank Limited, Pakistan
Uzbekistan					
Talimarjan Power	350.00		300.00[d]		JICA
EAST ASIA	**1,036.70**	**17.25**	**–**	**2,217.35**	
DVA cofinancing		12.20	–	320.00	
Non-DVA cofinancing		5.05	–	1,897.35	
China, People's Republic of					
Guangxi Southwestern Cities Development	150.00			75.55	Domestic banks
Integrated Renewable Biomass Energy Development Sector	66.08	3.00[d]			Multidonor Clean Energy Fund under the Clean Energy Financing Partnership Facility (CEF–CEFPF)
		9.20[d]			Global Environment Facility (GEF)
		4.60			Gesellschaft für Technische Zusammenarbeit, Germany
Second Heilongjiang Road Network Development	200.00			419.70	Agricultural Bank of China
Wuhan Urban Environmental Improvement	100.00			276.30	Agricultural Bank of China
Yunnan Integrated Road Network Development	250.00			500.00	Bank of China
				483.30	China Construction Bank
Jilin Wind Power[b]	120.00			120.00[d]	Commercial lenders under ADB B-loan

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.

CONTINUED

Project Name	ADB	Cofinancing: Official Grants	Cofinancing: Official Loans	Cofinancing: Commercial	Source of Cofinancing
Municipal Natural Gas Infrastructure Development Project (Phase 2)[b]	100.00			100.00[d]	Commercial lenders under ADB B-loan
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility[b]	36.62			100.00[d]	Commercial lenders under ADB B-loan
				142.50	Domestic banks
Mongolia					
Fourth Health Sector Development	14.00	0.45			World Health Organization
PACIFIC	**37.00**	**71.25**	**16.00**	–	
DVA cofinancing		71.25	16.00	–	
Non-DVA cofinancing		–	–	–	
Kiribati					
Road Rehabilitation	12.00	4.61[d]			Pacific Region Infrastructure Facility
			16.00[d]		World Bank
Papua New Guinea					
Microfinance Expansion	13.00	6.00[d]			Australia
Solomon Islands					
Second Road Improvement Sector Supplementary[e]	–	0.28[d]			Australia
		0.36[d]			New Zealand
Transport Sector Development	12.00	30.00[d]			Australia
		30.00[d]			New Zealand
SOUTH ASIA	**1,302.69**	**29.48**	**1,752.00**	–	
DVA cofinancing		28.99	1,752.00	–	
Non-DVA cofinancing		0.49	–	–	
Bangladesh					
Natural Gas Access Improvement	266.00		45.00[d,f]		KEXIM
Padma Multipurpose Bridge	615.00		140.00[d]		IsDB
			300.00[d]		JICA
			1,200.00[d]		World Bank (WB)
Participatory Small-Scale Water Resources Sector (Supplementary)[e]	–		10.00[d]		International Food and Agricultural Development
Sustainable Rural Infrastructure Improvement	60.00	15.90[d]			KfW Bankengruppe (KfW), Germany
Bhutan					
Rural Renewable Energy Development	21.59	0.27[d]			SNV Netherlands Development Organisation (SNV), The Netherlands
Nepal					
Governance Support Program (Subprogram 1) Supplementary[e]	–	8.80[d]			Canadian International Development Agency
Kathmandu Sustainable Urban Transport	20.00	2.52[d]			GEF
Raising Incomes of Small and Medium Farmers	20.10	0.49			SNV
Secondary Towns Integrated Urban Environmental Improvement	60.00		17.00[d]		OFID
Sri Lanka					
Conflict-Affected Region Emergency	150.00	1.50[d]			International Federation of Red Cross and Red Crescent Society
Jaffna and Kilinochchi Water Supply and Sanitation	90.00		40.00[d]		Agence Française de Développement (AFD), France

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.
f Cofinancing was subsequently cancelled.

CONTINUED

Project Name	ADB	Cofinancing: Official Grants	Cofinancing: Official Loans	Cofinancing: Commercial	Source of Cofinancing
SOUTHEAST ASIA	1,327.80	23.15	1,065.63	112.00	
DVA cofinancing		23.15	365.63	–	
Non-DVA cofinancing		–	700.00	112.00	
Cambodia					
Rural Roads Improvement	35.00		19.35[d]		KEXIM
		5.40[d]			Nordic Development Fund
Water Resources Management Sector Development Program	12.80		12.00[d]		OFID
Indonesia					
Citarum Watershed Management and Biodiversity Conservation	500.00	3.75[d]			GEF
Java–Bali Electricity Distribution Performance Improvement	50.00		50.00[d]		AFD
		1.00[d]			CEF–CEFPF
Sixth Development Policy Support Program	200.00		100.00		JICA
			600.00		WB
Lao People's Democratic Republic					
Greater Mekong Subregion Northern Power Transmission	20.00		37.88[d]		KEXIM
Second Northern Greater Mekong Subregion Transport Network Improvement	20.00		12.00[d]		OFID
Philippines					
Development Policy Support Program, Subprogram 3	250.00		100.00[d]		JICA
Thailand					
Solar Power Project (Thailand)[b]	70.00	2.00[d]			CEF–CEFPF
				112.00	Commercial banks
Viet Nam					
Greater Mekong Subregion Southern Coastal Corridor[e]	–		70.00[d]		KEXIM
Health Human Resources Sector Development	30.00	11.00[d]			Australian Agency for International Development
Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program, Project 1	40.00		36.40[d]		KfW
Strengthening Water Management and Irrigation System Rehabilitation	100.00		28.00[d]		AFD
TOTAL	4,522.79	141.13	3,736.97	2,984.22	
DVA cofinancing		135.59	2,850.30	510.00	
Non-DVA cofinancing		5.54	886.67	2,474.22	

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.

Statistical Annex 6a

LOAN DISBURSEMENTS, 2009 and 2010

(amounts in $ thousand)

	2009					
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disbursements
Project[a]						
Nondevelopment Finance Institution	2,603,634	33	1,089,843	50	3,693,477	37
Development Finance Institution	213,943	3	23,774	1	237,717	2
Total Project Loans	2,817,577	36	1,113,617	51	3,931,194	39
Program[b]	3,863,510	49	897,481	41	4,760,991	47
Sector[c]	767,694	10	189,679	9	957,373	9
Private Sector[d]	448,947	6	–	–	448,947	4
TOTAL[e]	7,897,728	100	2,200,777	100	10,098,505	100

	2010						% Change (2010/2009)		
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disbursements	OCR	ADF	Total
Project[a]									
Nondevelopment Finance Institution	2,792,650	47	969,010	62	3,761,660	50	7	(11)	2
Development Finance Institution	245,652	4	10,715	1	256,367	3	15	(55)	8
Total Project Loans	3,038,302	51	979,725	62	4,018,027	53	8	(12)	2
Program[b]	1,410,000	24	455,488	29	1,865,488	25	(64)	(49)	(61)
Sector[c]	823,262	14	135,991	9	959,253	13	7	(28)	0
Private Sector[d]	672,820	11	–	–	672,820	9	50	NA	50
TOTAL[e]	5,944,384	100	1,571,204	100	7,515,588	100	(25)	(29)	(26)

– = nil, ( ) = negative, 0 = less than 0.5%, NA = not applicable, ADF = Asian Development Fund, OCR = ordinary capital resources.

a A project loan is a loan provided to finance specific projects. ADB uses development finance institutions in its developing member countries (DMCs) as vehicles to finance small to medium-sized projects in the private sector.

b A program loan is a loan provided to support DMCs' efforts to improve the policy, institutional, and investment environment of sector development. It helps meet short-term costs that policy adjustments entail. For year 2010, the figure includes a $500 million disbursement under one Countercyclical Support Facility (CSF).

c A sector loan is provided to develop a specific sector or subsector. It finances a large number of subprojects in a single sector or subsector.

d Includes nonsovereign public sector loans and excludes equity investments.

e Totals may not add up because of rounding.

Statistical Annex 6b
GRANT DISBURSEMENTS, 2009 and 2010
(amounts in $ million)

	2009					
	ADF	% of Total ADF	Other Special Funds[a]	% of Total Other Special Funds[a]	Total	% of Total Disbursements
Project	143.6	41.4	135.0	100.0	278.6	57.8
Program	203.2	58.6	–	–	203.2	42.2
TOTAL	346.8	100.0	135.0	100.0	481.8	100.0

	2010						% Change (2010/2009)		
	ADF	% of Total ADF	Other Special Funds[a]	% of Total Other Special Funds[a]	Total	% of Total Disbursements	ADF	Other Special Funds[a]	Total
Project	342.7	95.8	101.8	100.0	444.5	96.7	138.7	(24.6)	59.6
Program	15.0	4.2	–	–	15.0	3.3	(92.6)	–	(92.6)
TOTAL	357.7	100.0	101.8	100.0	459.5	100.0	3.1	(24.6)	(4.6)

– = nil, ( ) = negative, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Statistical Annex 7a
PROGRAM LOAN DISBURSEMENTS, 2010
($ million)

Country	OCR	ADF	Total
Afghanistan	–	2.70	2.70
Bangladesh	40.00	86.24	126.24
Bhutan	–	4.17	4.17
Cambodia	–	9.61	9.61
Cook Islands	10.00	–	10.00
Georgia	100.00	–	100.00
India	320.00	–	320.00
Indonesia	700.00	–	700.00
Lao People's Democratic Republic	–	5.67	5.67
Maldives	–	16.57	16.57
Marshall Islands	–	9.98	9.98
Nepal	–	29.87	29.87
Pakistan	200.00	270.63	470.63
Samoa	–	15.42	15.42
Sri Lanka	40.00	–	40.00
Viet Nam	–	4.63	4.63
TOTAL[a]	1,410.00	455.49	1,865.49

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Totals may not add up because of rounding. Includes a $500 million disbursement under one Countercyclical Support Facility (CSF).

Statistical Annex 7b
PROGRAM GRANT DISBURSEMENTS, 2010
($ million)

Country	ADF	Other Special Funds[a]	Total
Afghanistan	–	–	–
Bangladesh	–	–	–
Bhutan	–	–	–
Cambodia	–	–	–
China, People's Republic of	–	–	–
India	–	–	–
Indonesia	–	–	–
Kyrgyz Republic	–	–	–
Lao People's Democratic Republic	5.00	–	5.00
Maldives	–	–	–
Mongolia	–	–	–
Nepal	–	–	–
Pakistan	–	–	–
Papua New Guinea	–	–	–
Philippines	–	–	–
Samoa	–	–	–
Solomon Islands	5.00	–	5.00
Sri Lanka	–	–	–
Tajikistan	–	–	–
Timor-Leste	–	–	–
Tonga	5.00	–	5.00
Tuvalu	–	–	–
Viet Nam	–	–	–
TOTAL	15.00	–	15.00

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Statistical Annex 7c
TRENDS IN PROGRAM LENDING AND ADF GRANT, 1999–2010

	Program Loan and ADF Grant		Project Loan and ADF Grant		Total
Year	$ Million	%	$ Million	%	$ Million
1999	1,694.00	34	3,239.57	66	4,933.57
2000	1,102.00	20	4,480.59	80	5,582.59
2001	1,583.00	30	3,755.69	70	5,338.69
2002	1,702.18	30	3,955.75	70	5,657.93
2003	1,139.50	19	4,900.31	81	6,039.81
2004	1,121.40	22	3,917.64	78	5,039.04
2005	1,148.50	19	4,858.75	81	6,007.25
2006	3,204.58	43	4,331.62	57	7,536.20
2007	2,521.00	25	7,513.94	75	10,034.94
2008	2,631.05	25	7,975.23	75	10,606.28
2009	6,098.85	43	8,028.35	57	14,127.20
2010	1,580.90	13	10,848.56	87	12,429.46

ADF = Asian Development Fund.

Statistical Annex 8
NONSOVEREIGN APPROVALS AND TOTAL PROJECT COSTS BY COUNTRY, 2010[a]
($ million)

	Loan	Equity Investment	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	Grant	Total ADB Approvals	Project Cost/ Fund Size
Afghanistan									
Sungas LLC for the LPG Distribution Development Project	–	8.00	8.00	–	–	–	–	8.00	58.20
Armenia									
Zvartnots Airport Expansion Project (Phase 2)	40.00	–	40.00	–	–	–	–	40.00	173.00
Azerbaijan									
Garadagh Cement Expansion and Energy Efficiency Project	27.00	–	27.00	–	–	–	–	27.00	487.00
China, People's Republic of									
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility	36.60	10.00	46.60	100.00	–	–	–	146.60	538.32
Municipal Natural Gas Infrastructure Development Project (Phase 2)	100.00	–	100.00	100.00	–	–	–	200.00	400.00
Jilin Wind Power Project	120.00	–	120.00	120.00	–	–	–	240.00	853.00
Georgia									
Bank Republic, Joint Stock Company	20.00	–	20.00	–	–	–	–	20.00	20.00
Joint Stock Company Bank of Georgia	50.00	–	50.00	–	–	–	–	50.00	50.00
Poti Sea Port Corporation	18.00	–	18.00	–	–	–	–	18.00	47.40
India									
Micro, Small, and Medium Enterprise Development Project	–	–	–	–	250.00	–	–	250.00	300.00
Indonesia									
Housing Finance Program	300.00	–	300.00	–	–	–	–	300.00	300.00
Pakistan									
Zorlu Enerji Power Project	36.80	–	36.80	–	–	–	–	36.80	147.00
Uch II Power Project	100.00	–	100.00	–	–	50.00	–	150.00	493.10
Thailand									
Solar Power Project	70.00	–	70.00	–	–	–	2.00	72.00	250.00
Bangchak Solar Power Project	134.30	–	134.30	–	–	–	–	134.30	148.13
Regional							–		
ASEAN China Investment Fund II	–	25.00	25.00	–	–	–	–	25.00	250.00
Credit Guarantee and Investment Facility: Establishment of Trust Fund and Capital Contribution	–	130.00	130.00	–	–	–	–	130.00	700.00
Asia Water Fund	–	20.00	20.00	–	–	–	–	20.00	100.00
Clean Resources Asia Growth Fund and Renewable Energy Asia Fund	–	40.00	40.00	–	–	–	–	40.00	407.87
Shorecap II Limited	–	10.00	10.00	–	–	–	–	10.00	75.00
Microfinance Risk Participation Program	–	–	–	–	250.00	–	–	250.00	250.00
TOTAL	1,052.70	243.00	1,295.70	320.00	500.00	50.00	2.00	2,167.70	6,048.02

– = nil, ASEAN = Association of Southeast Asian Nations, LPG = liquefied petroleum gas.
a Includes projects processed by the Private Sector Operations Department and various regional operations departments of ADB.

STATISTICAL ANNEXES

Statistical Annex 9
NONSOVEREIGN APPROVALS AND TOTAL PROJECT COSTS BY SECTOR, 2010[a]
($ million)

Sector	Loan	Equity Investment	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	Grant	Total ADB Approvals	Total Project Cost
Energy	588.10	48.00	636.10	220.00	–	50.00	2.00	908.10	3,244.33
Finance	370.00	165.00	535.00		500.00			1,035.00	1,944.97
Water Supply and Other Municipal Infrastructure and Services	36.60	30.00	66.60	100.00				166.60	638.32
Transport and ICT	58.00		58.00					58.00	220.40
TOTAL	1,052.70	243.00	1,295.70	320.00	500.00	50.00	2.00	2,167.70	6,048.02

ICT = information and communication technolgy.
a Includes projects processed by the Private Sector Operations Department and various regional operations departments of ADB.

Statistical Annex 10
NONSOVEREIGN APPROVALS BY YEAR, 1983–2010[a, b]
(amounts in $ million)

Year	No. of Projects	Loan	Equity Investment[c]	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	TFP	Grant	Total ADB Approvals	Total Project Cost
1983	2	–	2.96	2.96	–	–	–	–	–	2.96	36.00
1984	1	–	0.42	0.42	–	–	–	–	–	0.42	2.80
1985	3	–	3.40	3.40	–	–	–	–	–	3.40	26.50
1986	4	6.46	6.01	12.47	–	–	–	–	–	12.47	20.32
1987	7	20.50	27.61	48.11	5.00	–	–	–	–	53.11	519.24
1988	12	58.00	35.67	93.67	–	–	–	–	–	93.67	502.32
1989	16	95.70	67.59	163.29	51.10	–	–	–	–	214.39	1,038.66
1990	17	78.85	35.94	114.79	24.00	–	–	–	–	138.79	2,026.13
1991	10	156.80	20.52	177.32	–	–	–	–	–	177.32	1,325.18
1992	4	50.00	5.42	55.42	81.50	–	–	–	–	136.92	402.29
1993	8	182.10	20.70	202.80	19.30	–	–	–	–	222.10	1,505.70
1994	10	–	48.70	48.70	–	–	–	–	–	48.70	919.20
1995	7	68.00	99.41	167.41	5.83	–	–	–	–	173.24	1,050.32
1996	7	98.50	80.15	178.65	91.50	–	–	–	–	270.15	1,788.77
1997	6	45.00	49.50	94.50	–	–	–	–	–	94.50	1,239.69
1998	6	136.12	39.44	175.56	151.08	–	–	–	–	326.64	1,152.70
1999	3	101.50	7.40	108.90	61.50	–	–	–	–	170.40	847.70
2000	9	152.00	77.65	229.65	45.00	–	–	–	–	274.65	1,629.84
2001	6	37.50	30.36	67.86	–	–	–	–	–	67.86	648.00
2002	6	110.00	25.53	135.53	–	–	60.00	–	–	195.53	1,136.60
2003	7	122.00	35.65	157.65	170.00	65.00	–	150.00	–	542.65	2,300.00
2004	14	92.50	164.37	256.87	–	–	10.00	–	–	266.87	2,227.70
2005	13	513.02	176.50	689.52	–	18.40	–	–	–	707.92	8,676.42
2006	18	450.00	230.50	680.50	330.00	109.80	15.00	–	–	1,135.30	7,678.34
2007	21	650.27	79.75	730.02	200.00	251.00	–	–	–	1,181.02	3,494.54
2008	12	1,296.58	103.08	1,399.66	425.00	–	–	–	–	1,824.66	9,667.49
2009	11	437.87	220.00	657.87	276.20	–	–	850.00	–	1,784.07	4,333.52
2010	21	1,052.70	243.00	1,295.70	320.00	500.00	50.00	–	2.00	2,167.70	6,048.02
TOTAL	251	6,011.97	1,937.23	7,949.21	2,257.01	944.20	135.00	1,000.00	2.00	12,287.41	62,243.99

– = data not applicable, TFP = Trade Finance Program.
a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.
b Net of facilities cancelled in full before signing.
c Includes equity investments, lines of equity, and equity underwriting.

Statistical Annex 11

NONSOVEREIGN APPROVALS BY COUNTRY, 1983–2010[a, b]

(amounts in $ million)

Country	No. of Projects[c]	Loan	Equity Investment[d]	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	TFP	Grant	Total ADB Approvals	Total Project Cost
Afghanistan	7	135.00	16.10	151.10	30.00	–	25.00	–	–	206.10	708.90
Armenia	1	40.00	–	40.00	–	–	–	–	–	40.00	173.00
Azerbaijan	5	93.00	–	93.00	–	–	–	–	–	93.00	553.00
Bangladesh	8	137.20	14.98	152.18	20.00	–	–	–	–	172.18	890.36
Bhutan	1	–	0.53	0.53	–	–	–	–	–	0.53	0.79
Cambodia	1	8.00	–	8.00	–	–	–	–	–	8.00	32.00
China, People's Republic of	27	1,020.77	404.30	1,425.07	1,242.70	107.00	–	–	–	2,774.77	9,683.42
Georgia	4	113.00	–	113.00	–	–	–	–	–	113.00	242.40
India	35	1,396.97	277.30	1,674.27	230.00	250.00	–	–	–	2,154.27	15,283.70
Indonesia	16	857.00	63.85	920.85	288.50	9.80	–	–	–	1,219.15	7,972.02
Kazakhstan	4	175.00	–	175.00	–	200.00	–	–	–	375.00	925.00
Korea, Republic of	3	–	8.96	8.96	–	–	–	–	–	8.96	288.00
Lao People's Democratic Republic	1	50.00	–	50.00	–	–	–	–	–	50.00	1,450.00
Malaysia	2	10.00	2.00	12.00	–	–	–	–	–	12.00	29.24
Maldives	2	12.00	4.50	16.50	–	–	–	–	–	16.50	37.50
Mongolia	2	14.50	1.60	16.10	–	–	–	–	–	16.10	50.00
Nepal	4	49.55	3.26	52.81	5.83	–	–	–	–	58.64	218.03
Pakistan	26	565.90	53.38	619.28	129.90	109.00	50.00	–	–	908.18	3,637.11
Papua New Guinea	1	25.00	–	25.00	–	–	–	–	–	25.00	85.30
Philippines	26	595.32	40.85	636.17	113.58	18.40	–	–	–	768.15	4,284.72
Samoa	1	–	0.40	0.40	–	–	–	–	–	0.40	1.60
Sri Lanka	12	99.50	13.58	113.08	–	–	–	–	–	113.08	543.48
Thailand	11	275.76	77.07	352.83	170.00	–	–	–	2.00	524.83	3,465.68
Viet Nam	7	193.50	–	193.50	26.50	–	60.00	–	–	280.00	1,495.00
Regional	44	145.00	954.57	1,099.57	–	250.00	–	1,000.00	–	2,349.57	10,193.74
TOTAL	251	6,011.97	1,937.23	7,949.19	2,257.01	944.20	135.00	1,000.00	2.00	12,287.40	62,243.99

– = data not applicable, TFP = Trade Finance Program.

a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.

b Net of facilities cancelled in full before signing.

c Adjustments were made to the project count, i.e., supplementary projects were excluded.

d Includes equity investments, lines of equity, and equity underwriting.

Statistical Annex 12

NUMBER OF LOANS AND LOAN PROJECTS APPROVED AND UNDER ADMINISTRATION, PROJECT COMPLETION REPORTS (PCRs) CIRCULATED, PROJECTS COMPLETED, LOANS CLOSED, AND PROJECT/PROGRAM PERFORMANCE EVALUATION REPORTS (PPERs) CIRCULATED

(as of 31 December 2010)

Country	Cumulative No. of Loans Approved[a]	Cumulative No. of Effective Loans	Cumulative No. of Loan Projects Approved[b]	Cumulative No. of Blended Loan Projects[c]	Cumulative No. of Supplementary Loans	No. of Loans Under Administration[a, e]
Afghanistan	23	22	21	1	1	13
Armenia	8	7	6	1	1	6
Azerbaijan	15	14	12	3	–	12
Bangladesh	212	198	180	18	5	58
Bhutan	25	25	22	2	–	6
Cambodia	56	50	47	2	2	22
China, People's Republic of	183	170	178	–	–	78
Cook Islands	16	16	15	1	–	2
Fiji	19	19	17	–	2	4
Georgia	13	10	12	1	–	6
Hong Kong, China	5	5	5	–	–	–
India	159	140	139	4	3	77
Indonesia	308	304	273	25	2	33
Kazakhstan	21	18	16	2	–	6
Kiribati	7	6	7	–	–	1
Korea, Republic of	81	81	80	–	–	–
Kyrgyz Republic	31	28	24	–	1	6
Lao People's Democratic Republic	68	68	59	1	3	9
Malaysia	77	77	73	1	1	–
Maldives	21	20	20	–	–	7
Marshall Islands	13	13	11	1	–	1
Micronesia, Federated States of	8	8	6	1	–	2
Mongolia	44	43	36	–	2	9
Myanmar	32	32	28	2	2	–
Nauru	1	1	1	–	–	–
Nepal	124	120	108	3	9	19
Pakistan	293	286	222	48	5	33
Palau	2	–	1	1	–	2
Papua New Guinea	71	68	53	14	2	15
Philippines	211	209	180	18	4	13
Samoa	34	33	29	–	4	4
Singapore	14	14	14	–	–	–
Solomon Islands	16	16	15	–	–	–
Sri Lanka	155	152	128	15	8	41
Taipei,China	12	12	12	–	–	–
Tajikistan	23	22	17	3	–	7
Thailand	88	87	83	2	2	5
Timor-Leste	–	–	–	–	–	–
Tonga	15	14	15	–	–	–
Turkmenistan	–	–	–	–	–	–
Tuvalu	3	3	2	–	1	2
Uzbekistan	35	34	29	5	–	20
Vanuatu	9	9	8	–	1	–
Viet Nam	122	103	101	6	1	58
Regional[d]	6	7	23	1	–	1
TOTAL	**2,679**	**2,564**	**2,328**	**182**	**62**	**578**

– = nil.

a Includes nonsovereign loans but excludes terminated loans.

b A project with multiple loans is counted as one project. Supplementary loans, special implementation assistance loans, and subprogram loans of program loan clusters are not counted as separate projects.

c Regional projects with loans to multiple countries are reported separately.

d Excludes $45 million loan under Trade Finance Program approved in 2003.

No. of Loan Projects Under Administration[a, c, e]	Cumulative No. of PCRs Circulated[g]	No. of Projects Completed in 2010[c, f]	No. of Loans Closed in 2010[h]	No. of PCRs Circulated in 2010[g]	No. of PPERs Circulated in 2010[c]	Country
13	2	2	1	2	–	Afghanistan
4	1	–	–	1	–	Armenia
9	2	1	2	2	–	Azerbaijan
45	128	6	12	3		Bangladesh
4	17	–	–	1	1	Bhutan
20	19	5	1	2	–	Cambodia
74	91	2	7	7	2	China, People's Republic of
1	13	–	2	1	–	Cook Islands
3	11	–	–	–	–	Fiji
5	2	–	1	2	–	Georgia
–	5	–	–	–	–	Hong Kong, China
53	55	1	2	3	–	India
27	207	5	3	4	–	Indonesia
4	10	–	1	2	–	Kazakhstan
1	5	–	–	–	–	Kiribati
–	61	–	–	–	–	Korea, Republic of
6	19	–	3	3	1	Kyrgyz Republic
9	47	1	6	5	2	Lao People's Democratic Republic
–	56	–	–	–	–	Malaysia
6	8	2	3	–	–	Maldives
1	10	–	–	–	–	Marshall Islands
1	5	–	–	2	–	Micronesia, Federated States of
7	23	–	3	4	–	Mongolia
–	26	–	–	–	–	Myanmar
–	1	–	–	–	–	Nauru
19	84	1	4	2	–	Nepal
22	151	6	10	10	–	Pakistan
1	–	–	–	–	–	Palau
9	38	–	2	2	–	Papua New Guinea
13	140	1	3	6	–	Philippines
3	22	1	1	–	–	Samoa
–	7	–	–	–	–	Singapore
–	14	–	–	–	–	Solomon Islands
31	86	6	9	6	–	Sri Lanka
–	1	–	–	–	–	Taipei,China
7	12	1	3	5	–	Tajikistan
5	59	–	–	–	–	Thailand
–	6	–	–	1	1	Timor-Leste
–	16	–	–	–	–	Tonga
–	–	–	–	–	–	Turkmenistan
1	1	1	–	–	–	Tuvalu
16	12	1	5	5	1	Uzbekistan
–	8	–	–	–	–	Vanuatu
48	40	3	3	3	1	Viet Nam
1	5	–	1	–	–	Regional
469	**1,526**	**46**	**88**	**84**	**9**	**TOTAL**

e Includes projects/loans that have been approved but still awaiting effectivity; inactive loans; fully disbursed nonsovereign loans, but still under administration; excludes projects/loans exclusively financed from other sources.
f Projects that were physically completed in 2010.
g Regional projects with loans to multiple countries are reported separately. Includes Extended Annual Review Report.
h Covers sovereign lending.

Statistical Annex 13
NUMBER OF GRANTS[a] APPROVED AND UNDER ADMINISTRATION, PROJECT COMPLETION REPORTS (PCRs) CIRCULATED, AND GRANTS CLOSED
(as of 31 December 2010)

Country	Cumulative No. of Grants Approved	Cumulative No. of Effective Grants	No. of Grants Under Administration
Afghanistan	29	27	22
Armenia	–	–	–
Azerbaijan	1	1	–
Bangladesh	22	14	11
Bhutan	12	11	11
Cambodia	42	29	29
China, People's Republic of	20	14	14
Cook Islands	–	–	–
Fiji	–	–	–
Georgia	–	–	–
Hong Kong, China	–	–	–
India	9	6	4
Indonesia	23	18	13
Kazakhstan	–	–	–
Kiribati	–	–	–
Korea, Republic of	–	–	–
Kyrgyz Republic	18	16	12
Lao People's Democratic Republic	33	29	27
Malaysia	–	–	–
Maldives	2	2	2
Marshall Islands	1	1	1
Micronesia, Federated States of	1	1	1
Mongolia	33	29	27
Myanmar	–	–	–
Nauru	–	–	–
Nepal	36	26	31
Pakistan	12	9	3
Papua New Guinea	8	5	5
Philippines	17	15	7
Samoa	7	7	6
Singapore	–	–	–
Solomon Islands	14	12	12
Sri Lanka	24	19	15
Taipei,China	–	–	–
Tajikistan	17	17	10
Thailand	1	1	1
Timor-Leste	4	4	3
Tonga	2	2	2
Turkmenistan	–	–	–
Tuvalu	1	1	1
Uzbekistan	5	5	3
Vanuatu	–	–	–
Viet Nam	26	21	18
Regional	12	11	6
TOTAL	**432**	**353**	**297**

– = nil.
a Includes all grants administered by ADB.

Cumulative No. of PCRs Circulated	No. of Grants Closed in 2010	No. of of PCRs Circulated in 2010	Country
–	4	–	Afghanistan
–	–	–	Armenia
–	–	–	Azerbaijan
1	–	–	Bangladesh
–	1	–	Bhutan
–	2	–	Cambodia
1	–	1	China, People's Republic of
–	–	–	Cook Islands
–	–	–	Fiji
–	–	–	Georgia
–	–	–	Hong Kong, China
–	1	–	India
–	3	–	Indonesia
–	–	–	Kazakhstan
–	–	–	Kiribati
–	–	–	Korea, Republic of
–	2	–	Kyrgyz Republic
–	1	–	Lao People's Democratic Republic
–	–	–	Malaysia
1	–	–	Maldives
–	–	–	Marshall Islands
–	–	–	Micronesia, Federated States of
–	1	–	Mongolia
–	–	–	Myanmar
–	–	–	Nauru
–	–	–	Nepal
–	1	–	Pakistan
–	–	–	Papua New Guinea
–	1	–	Philippines
–	1	–	Samoa
–	–	–	Singapore
1	–	–	Solomon Islands
1	1	–	Sri Lanka
–	–	–	Taipei,China
1	4	1	Tajikistan
–	–	–	Thailand
1	1	1	Timor-Leste
–	–	–	Tonga
–	–	–	Turkmenistan
–	–	–	Tuvalu
–	1	–	Uzbekistan
–	–	–	Vanuatu
–	1	–	Viet Nam
–	2	–	Regional
7	28	3	**TOTAL**

Statistical Annex 14

AMOUNT OF LOANS APPROVED, CONTRACTS AWARDED, AND DISBURSEMENTS

($ million; as of 31 December 2010)

Country	Cumulative Loans Approved[a]	Cumulative Net Effective Loans[b, c]	Contracts Awarded in 2010[c, d, e]	Cumulative Contracts Awarded[c, d, e]
Afghanistan	952.28	908.26	15.63	666.79
Armenia	433.92	265.36	22.71	163.19
Azerbaijan	687.40	633.42	171.19	414.73
Bangladesh	12,134.34	9,952.95	446.40	8,399.33
Bhutan	256.06	253.44	8.90	222.46
Cambodia	1,167.80	1,053.14	44.27	948.54
China, People's Republic of	24,536.61	21,253.90	1,378.38	16,537.41
Cook Islands	55.01	53.19	23.88	55.75
Fiji	317.26	284.45	22.97	233.30
Georgia	786.80	599.00	185.62	366.35
Hong Kong, China	101.50	94.50	–	94.50
India	24,122.74	19,200.77	1,817.68	16,984.12
Indonesia	26,492.54	20,882.15	890.78	18,700.22
Kazakhstan	2,309.60	1,550.44	122.54	1,273.59
Kiribati	27.14	13.70	–	14.49
Korea, Republic of	6,338.33	5,560.32	–	5,572.55
Kyrgyz Republic	736.20	630.31	25.02	584.45
Lao People's Democratic Republic	1,211.46	1,210.09	14.51	1,142.87
Malaysia	1,997.54	1,413.98	–	1,422.40
Maldives	152.81	143.09	20.98	108.10
Marshall Islands	87.63	74.13	9.98	75.10
Micronesia, Federated States of	75.14	65.89	2.31	51.24
Mongolia	774.67	714.89	21.67	652.63
Myanmar	530.86	411.83	–	418.77
Nauru	5.00	2.30	–	2.30
Nepal	2,628.63	2,230.46	97.97	1,913.52
Pakistan	20,894.64	18,249.55	833.34	16,267.12
Palau	16.00	–	–	–
Papua New Guinea	1,342.29	1,124.63	30.17	783.74
Philippines	12,428.93	10,048.37	14.68	8,974.19
Samoa	175.37	166.94	29.40	155.00
Singapore	181.08	144.44	–	130.22
Solomon Islands	79.31	65.82	–	65.39
Sri Lanka	5,142.70	4,871.75	229.05	3,948.88
Taipei,China	100.39	91.14	–	90.28
Tajikistan	372.54	366.92	2.81	345.49
Thailand	5,969.48	4,478.49	–	4,158.08
Tonga	57.79	52.26	–	58.18
Tuvalu	7.82	8.15	0.02	7.86
Uzbekistan	1,945.90	1,748.80	148.25	824.67
Vanuatu	51.25	48.99	–	47.91
Viet Nam	9,284.97	7,027.42	598.33	5,055.22
Regional[f]	146.50	200.51	0.002	1.57
TOTAL[g]	**167,116.20**	**138,150.16**	**7,229.43**	**117,932.48**

– = nil or data not applicable.

a Data include nonsovereign loans but exclude terminated loans. The US dollar equivalent is in accordance with the exchange rate prevailing within ADB at the time of loan approval.

b Net refers to effective loan amounts less cancellations.

c The US dollar equivalent is in accordance with the exchange rate prevailing in ADB on 31 December 2010.

d Data exclude nonsovereign loans.

e Contracts awarded for financial intermediation loans are based on the amount of subloan disbursements.

f Excludes a $45 million loan under Trade Finance Program approved in 2003.

% of Cumulative Contracts Awarded to Cumulative Net Effective Loans	Disbursements in 2010[h]	Cumulative Disbursements[i]	% of Cumulative Disbursements to Cumulative Net Effective Loans	Country
73.41	75.90	736.31	81.07	Afghanistan
61.50	47.06	174.23	65.66	Armenia
65.47	46.96	193.39	30.53	Azerbaijan
84.39	469.07	8,393.16	84.33	Bangladesh
87.78	41.54	189.14	74.63	Bhutan
90.07	53.53	903.99	85.84	Cambodia
77.81	1,460.29	16,366.06	77.00	China, People's Republic of
104.80	10.61	38.22	71.85	Cook Islands
82.02	16.69	214.49	75.40	Fiji
61.16	163.28	369.53	61.69	Georgia
100.00	–	94.50	100.00	Hong Kong, China
88.46	1,858.15	15,415.31	80.28	India
89.55	1,079.80	20,220.72	96.83	Indonesia
82.14	90.25	1,251.81	80.74	Kazakhstan
105.74	–	13.70	100.00	Kiribati
100.22	–	5,560.32	100.00	Korea, Republic of
92.72	7.83	583.99	92.65	Kyrgyz Republic
94.45	23.38	1,194.69	98.73	Lao People's Democratic Republic
100.60	–	1,413.98	100.00	Malaysia
75.54	29.42	110.25	77.05	Maldives
101.31	9.98	74.13	100.00	Marshall Islands
77.76	1.07	48.22	73.17	Micronesia, Federated States of
91.29	15.08	653.22	91.37	Mongolia
101.68	–	411.83	100.00	Myanmar
100.00	–	2.30	100.00	Nauru
85.79	80.14	1,857.33	83.27	Nepal
89.14	883.72	16,217.89	88.87	Pakistan
–	–	–	–	Palau
69.69	27.90	773.91	68.81	Papua New Guinea
89.31	114.06	9,821.01	97.74	Philippines
92.85	25.58	140.20	83.98	Samoa
90.15	–	144.44	100.00	Singapore
99.35	–	65.82	100.00	Solomon Islands
81.06	308.37	3,723.14	76.42	Sri Lanka
99.06	–	91.14	100.00	Taipei,China
94.16	37.80	328.01	89.39	Tajikistan
92.85	32.10	4,239.75	94.67	Thailand
111.32	–	52.26	100.00	Tonga
96.54	0.33	7.92	97.18	Tuvalu
47.16	81.83	741.72	42.41	Uzbekistan
97.80	–	48.99	100.00	Vanuatu
71.94	406.69	4,158.72	59.18	Viet Nam
0.78	17.15	194.01	96.76	Regional
85.37	**7,515.59**	**117,233.73**	**84.86**	**TOTAL**

g Totals may not add up because of rounding.
h Data include sovereign and nonsovereign loans.
i The cumulative disbursements may exceed the cumulative contracts awarded due to capitalization of financial charges, e.g., interest, commitment charges, and nonsovereign loans which do not require procurement.

Statistical Annex 15

AMOUNT OF GRANTS APPROVED, CONTRACTS AWARDED, AND DISBURSEMENTS[a]

($ million; as of 31 December 2010)

Country	Cumulative Grants Approved	Cumulative Net Effective Grants	Contracts Awarded in 2010[b]	Cumulative Contracts Awarded[b]
Afghanistan	1,315.10	959.77	29.07	356.90
Armenia	–	–	–	–
Azerbaijan	–	–	–	–
Bangladesh	10.00	10.00	0.68	9.82
Bhutan	105.33	83.74	4.55	30.25
Cambodia	255.71	189.90	20.05	92.09
China, People's Republic of	7.20	6.20	0.61	0.61
Cook Islands	–	–	–	–
Fiji	–	–	–	–
Georgia	–	–	–	–
India	100.00	100.00	0.15	100.00
Indonesia	307.00	304.00	35.74	304.01
Kazakhstan	–	–	–	–
Kiribati	–	–	–	–
Kyrgyz Republic	246.60	162.05	27.73	102.45
Lao People's Democratic Republic	338.76	263.76	40.60	111.41
Malaysia	–	–	–	–
Maldives	20.00	20.00	–	18.24
Marshall Islands	–	–	–	–
Micronesia, Federated States of	–	–	–	–
Mongolia	174.72	155.72	24.52	41.67
Nepal	603.55	508.05	36.30	267.66
Pakistan	145.50	143.00	0.56	129.52
Papua New Guinea	15.00	15.00	1.39	14.31
Philippines	3.00	3.00	–	–
Samoa	24.51	24.51	4.23	12.07
Solomon Islands	51.30	39.30	21.17	26.36
Sri Lanka	206.42	206.42	9.76	167.45
Tajikistan	264.57	264.56	17.17	76.13
Thailand	–	–	–	–
Timor-Leste	62.00	61.89	6.61	17.45
Tonga	21.30	21.30	13.95	17.05
Tuvalu	3.24	3.24	–	3.24
Uzbekistan	–	–	–	–
Vanuatu	–	–	–	–
Viet Nam	45.64	45.64	6.71	36.33
Regional	33.00	33.00	0.90	32.13
TOTAL	**4,359.45**	**3,624.05**	**302.44**	**1,967.13**

– = nil or data not applicable, ( ) = negative.

Note: Totals may not add up because of rounding.

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

b Includes contracts for training, equipment, and administration fees.

% of Cumulative Contracts Awarded to Cumulative Net Effective Grants	Disbursements in 2010	Cumulative Disbursements	% of Cumulative Disbursements to Cumulative Net Effective Grants	Country
37.06	170.07	264.15	27.52	Afghanistan
–	–	–	–	Armenia
–	–	–	–	Azerbaijan
98.22	2.31	5.92	59.22	Bangladesh
36.12	17.59	25.03	29.89	Bhutan
48.49	17.87	81.67	43.00	Cambodia
9.82	0.20	0.20	3.23	China, People's Republic of
–	–	–	–	Cook Islands
–	–	–	–	Fiji
–	–	–	–	Georgia
100.00	2.73	100.00	100.00	India
100.00	51.50	298.53	98.20	Indonesia
–	–	–	–	Kazakhstan
–	–	–	–	Kiribati
61.35	20.36	67.95	41.93	Kyrgyz Republic
42.24	35.28	85.62	32.46	Lao People's Democratic Republic
–	–	–	–	Malaysia
91.19	(0.77)	17.11	85.53	Maldives
–	–	–	–	Marshall Islands
–	–	–	–	Micronesia, Federated States of
26.76	18.31	37.78	24.26	Mongolia
52.68	31.26	228.99	45.07	Nepal
89.02	22.34	116.50	81.47	Pakistan
95.40	3.61	10.34	68.95	Papua New Guinea
–	–	3.00	100.00	Philippines
49.23	2.47	6.95	28.35	Samoa
67.08	10.38	11.72	29.83	Solomon Islands
81.12	26.26	158.36	76.72	Sri Lanka
28.77	12.22	58.96	22.29	Tajikistan
–	–	–	–	Thailand
28.15	1.51	11.51	18.59	Timor-Leste
80.06	5.65	7.19	33.77	Tonga
100.00	–	1.24	38.27	Tuvalu
–	–	–	–	Uzbekistan
–	–	–	–	Vanuatu
79.60	6.81	34.21	74.95	Viet Nam
97.35	1.59	25.98	78.72	Regional
54.12	**459.53**	**1,658.90**	**45.77**	**TOTAL**

Statistical Annex 16

TECHNICAL ASSISTANCE GRANT APPROVALS BY COUNTRY AND REGIONAL ACTIVITIES,[a, b] 1967–2010, 2009, 2010

(amounts in $ thousand)

	1967–2010			2009							
Country	No.	Amount	%	No.	TASF Financing	JSF Financing	RCIF Financing	CCF Financing	Other Sources	Total	%
Afghanistan	63	69,497.70	1.68	2	1,425.00	–	–	–	–	1,425.00	0.53
Armenia	7	3,875.00	0.09	2	1,175.00	–	–	–	500.00	1,675.00	0.63
Azerbaijan	23	13,122.00	0.32	1	1,000.00	–	–	–	–	1,000.00	0.37
Bangladesh	363	202,726.17	4.90	17	6,050.00	5,680.00	–	–	265.00	11,995.00	4.49
Bhutan	112	46,943.15	1.14	3	400.00	1,600.00	–	–	–	2,000.00	0.75
Brunei Darussalam	2	1,400.00[c]	0.03	–	–	–	–	–	–	–	–
Cambodia	164	112,859.60	2.73	8	1,925.00	750.00	600.00	–	4,600.00	7,875.00	2.95
China, People's Republic of	632	357,119.11	8.64	38	17,010.00	–	–	2,400.00	5,215.46	24,625.46	9.22
Cook Islands	31	10,895.00	0.26	1	–	600.00	–	–	–	600.00	0.22
Fiji	80	27,349.80	0.66	–	–	–	–	–	–	–	–
Georgia	7	5,456.00	0.13	2	1,380.00	–	–	–	–	1,380.00	0.52
India	297	218,304.86	5.28	22	6,855.00	5,900.00	–	750.00	5,875.00	19,380.00	7.26
Indonesia	512	341,784.17	8.27	7	1,600.00	4,200.00	–	–	500.00	6,300.00	2.36
Kazakhstan	61	27,652.00	0.67	2	825.00	–	–	–	–	825.00	0.31
Kiribati	37	13,890.70	0.34	1	350.00	–	–	–	500.00	850.00	0.32
Korea, Republic of	33	5,010.15	0.12	–	–	–	–	–	–	–	–
Kyrgyz Republic	75	43,201.40	1.04	3	550.00	–	–	–	700.00	1,250.00	0.47
Lao People's Democratic Republic	249	133,077.08	3.22	7	225.00	3,000.00	–	–	1,300.00	4,525.00	1.69
Malaysia	93	25,352.30	0.61	–	–	–	–	–	–	–	–
Maldives	58	23,175.00	0.56	1	3,000.00	–	–	–	–	3,000.00	1.12
Marshall Islands	48	19,582.00	0.47	1	225.00	–	–	–	–	225.00	0.08
Micronesia, Federated States of	42	24,428.00	0.59	–	–	–	–	–	–	–	–
Mongolia	153	83,945.65	2.03	10	3,700.00	2,000.00	–	–	1,500.00	7,200.00	2.70
Myanmar	38	10,716.00	0.26	–	–	–	–	–	–	–	–
Nauru	7	1,946.81	0.05	–	–	–	–	–	–	–	–
Nepal	302	148,305.70	3.59	9	2,475.00	1,970.00	–	1,030.00	273.00	5,748.00	2.15
Pakistan	332	191,951.13	4.64	4	2,250.00	–	–	–	400.00	2,650.00	0.99
Palau	5	3,300.00	0.08	2	500.00	700.00	–	–	–	1,200.00	0.45
Papua New Guinea	144	59,366.12	1.44	5	1,125.00	2,400.00	–	–	–	3,525.00	1.32
Philippines	353	172,790.25	4.18	11	3,750.00	1,930.00	–	–	841.00	6,521.00	2.44
Samoa	87	28,681.50	0.69	2	1,100.00	–	–	–	500.00	1,600.00	0.60
Singapore	2	577.42	0.01	–	–	–	–	–	–	–	–
Solomon Islands	62	19,895.24	0.48	1	400.00	–	–	–	250.00	650.00	0.24
Sri Lanka	245	110,698.10	2.68	9	3,950.00	2,800.00	–	700.00	950.00	8,400.00	3.15
Taipei,China	1	100.00	0.002	–	–	–	–	–	–	–	–
Tajikistan	61	35,361.06	0.86	2	725.00	–	–	–	–	725.00	0.27
Thailand	165	64,419.60	1.56	3	–	1,000.00	–	–	320.00	1,320.00	0.49
Timor-Leste	35	30,885.90	0.75	1	560.00	–	–	–	–	560.00	0.21
Tonga	59	17,566.50	0.42	2	500.00	500.00	–	–	–	1,000.00	0.37
Turkmenistan	5	1,065.00	0.03	–	–	–	–	–	–	–	–
Tuvalu	20	5,914.75	0.14	–	–	–	–	–	–	–	–
Uzbekistan	77	43,180.00	1.04	3	2,900.00	–	–	–	850.00	3,750.00	1.40
Vanuatu	58	18,714.76	0.45	2	1,100.00	–	–	–	750.00	1,850.00	0.69
Viet Nam	255	199,527.16	4.83	14	7,440.00	–	–	2,100.00	1,099.70	10,639.70	3.98
All DMCs	5,455	2,975,609.84	71.96	198	76,470.00	35,030.00	600.00	6,980.00	27,189.16	146,269.16	54.78
Regional	1,693	1,159,493.97	28.04	115	60,509.00	6,600.00	11,500.00	5,315.00	36,806.96	120,730.96	45.22
TOTAL	7,148	4,135,103.81	100.00	313	136,979.00	41,630.00	12,100.00	12,295.00	63,996.11	267,000.11	100.00

– = nil or data not applicable, CCF = Climate Change Fund, DMC = developing member country, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

a Excludes technical assistance financed under loans that are included in ADB's loan data.

b Data are adjusted to exclude technical assistance projects withdrawn by governments.

c Reimbursable technical assistance.

No.	TASF Financing	JSF Financing	RCIF Financing	CCF Financing	JFPR Financing	Other Sources	Total	%	Country
	2 0 1 0								
3	925.00	–	–	–	1,500.00	–	2,425.00	0.74	Afghanistan
–	–	–	–	–	–	–	–	–	Armenia
–	–	–	–	–	–	–	–	–	Azerbaijan
15	5,350.00	–	–	–	500.00	1,725.00	7,575.00	2.32	Bangladesh
4	2,500.00	–	–	–	–	–	2,500.00	0.77	Bhutan
1	–	–	–	–	–	800.00	800.00	0.24	Brunei Darussalam
8	5,500.00	–	–	–	–	100.00	5,600.00	1.71	Cambodia
40	19,280.00	–	–	–	–	2,892.00	22,172.00	6.79	China, People's Republic of
1	–	–	–	–	300.00	–	300.00	0.09	Cook Islands
–	–	–	–	–	–	–	–	–	Fiji
4	1,706.00	–	–	–	–	1,650.00	3,356.00	1.03	Georgia
29	10,550.00	–	–	–	3,000.00	6,090.00	19,640.00	6.01	India
9	1,000.00	–	–	2,550.00	2,000.00	53,325.00	58,875.00	18.03	Indonesia
1	650.00	–	–	–	–	–	650.00	0.20	Kazakhstan
1	–	–	–	–	–	200.00	200.00	0.06	Kiribati
–	–	–	–	–	–	–	–	–	Korea, Republic of
1	1,000.00	–	–	–	–	–	1,000.00	0.31	Kyrgyz Republic
11	4,715.00	–	–	–	2,680.00	3,050.00	10,445.00	3.20	Lao People's Democratic Republic
–	–	–	–	–	–	–	–	–	Malaysia
1	650.00	–	–	–	–	–	650.00	0.20	Maldives
1	600.00	–	–	–	–	–	600.00	0.18	Marshall Islands
–	–	–	–	–	–	–	–	–	Micronesia, Federated States of
10	3,375.00	1,500.00	–	–	2,000.00	500.00	7,375.00	2.26	Mongolia
–	–	–	–	–	–	–	–	–	Myanmar
–	–	–	–	–	–	–	–	–	Nauru
18	4,460.00	–	–	400.00	3,900.00	1,658.00	10,418.00	3.19	Nepal
4	2,170.00	–	–	–	–	–	2,170.00	0.66	Pakistan
–	–	–	–	–	–	–	–	–	Palau
3	1,100.00	–	–	–	–	90.00	1,190.00	0.36	Papua New Guinea
9	1,175.00	700.00	–	–	2,700.00	3,430.00	8,005.00	2.45	Philippines
–	–	–	–	–	–	–	–	–	Samoa
–	–	–	–	–	–	–	–	–	Singapore
2	–	–	–	–	800.00	200.00	1,000.00	0.31	Solomon Islands
7	1,400.00	2,000.00	–	–	2,500.00	–	5,900.00	1.81	Sri Lanka
–	–	–	–	–	–	–	–	–	Taipei,China
1	–	–	–	–	–	750.00	750.00	0.23	Tajikistan
3	2,300.00	–	–	–	–	500.00	2,800.00	0.86	Thailand
4	950.00	–	–	–	825.00	–	1,775.00	0.54	Timor-Leste
2	515.00	–	–	–	–	–	515.00	0.16	Tonga
1	350.00	–	–	–	–	–	350.00	0.11	Turkmenistan
–	–	–	–	–	–	–	–	–	Tuvalu
3	2,350.00	–	–	–	–	–	2,350.00	0.72	Uzbekistan
1	–	–	–	–	500.00	–	500.00	0.15	Vanuatu
18	8,283.00	–	–	–	1,000.00	1,800.00	11,083.00	3.39	Viet Nam
216	82,854.00	4,200.00	–	2,950.00	24,205.00	78,760.00	192,969.00	59.10	All DMCs
117	64,288.15	7,500.00	13,700.00	–	1,181.00	46,899.25	133,568.40	40.90	Regional
333	147,142.15	11,700.00	13,700.00	2,950.00	25,386.00	125,659.25	326,537.40	100.00	TOTAL

Statistical Annex 17
TECHNICAL ASSISTANCE GRANT APPROVALS, 2010
(amounts in $ thousand)

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Afghanistan										
Security Plan for Project Implementation (Supplementary)	PA	PSM	225.00	–	–	–	–	–		225.00
Railway Development Study (Supplementary)	PA	TAI	700.00	–	–	–	–	–		700.00
Power Sector Master Plan	PA	ENE	–	–	–	–	1,500.00	–		1,500.00
Subtotal			925.00	–	–	–	1,500.00	–		2,425.00
Bangladesh										
Second Urban Primary Health Care	CD	HSP	–	–	–	–	–	225.00	United Kingdom	225.00
Bangladesh–India Electrical Grid Interconnection	CD	ENE	225.00	–	–	–	–	–		225.00
Rural ICT Connectivity	PP	TAI	225.00	–	–	–	–	–		225.00
Supporting Governance Management	CD	PSM	800.00	–	–	–	–	–		800.00
Knowledge Management for Enhanced Operational Effectiveness	CD	PSM	225.00	–	–	–	–	–		225.00
Strengthening Regional Planning and Governance	CD	MUL	675.00	–	–	–	–	–		675.00
Energy Efficiency Improvement	CD	MUL	–	–	–	–	–	1,500.00	ACEF	1,500.00
Urban Primary Health Care Sector Development	PP	HSP	700.00	–	–	–	–	–		700.00
Support to Local Government Engineering Department in Institutionalizing Women's Benefits from Rural Infrastructure Initiatives	CD	ANR	–	–	–	–	500.00	–		500.00
Public–Private Partnership Program Operationalization	CD	MUL	1,000.00	–	–	–	–	–		1,000.00
Tariff Reform and Inter-Sectoral Allocation of Natural Gas	PA	ENE	225.00	–	–	–	–	–		225.00
Secondary Education Sector Development	PA	EDU	600.00	–	–	–	–	–		600.00
Support for the Proposed Primary Education Sector Development Program	CD	EDU	225.00	–	–	–	–	–		225.00
Communications Strategy for Public–Private Partnership	CD	PSM	225.00	–	–	–	–	–		225.00
Country Water Resources Assessment	PA	ANR	225.00	–	–	–	–	–		225.00
Subtotal			5,350.00	–	–	–	500.00	1,725.00		7,575.00
Bhutan										
Urban Infrastructure	PP	WMS	600.00	–	–	–	–	–		600.00
Air Transport Connectivity Enhancement	PP	TAI	600.00	–	–	–	–	–		600.00
Strengthening Audit Resource Management	CD	PSM	450.00	–	–	–	–	–		450.00
Strengthening Public Management	CD	PSM	850.00	–	–	–	–	–		850.00
Subtotal			2,500.00	–	–	–	–	–		2,500.00
Brunei Darussalam										
Strengthening the Public Financial Management[a]	CD	PSM	–	–	–	–	–	800.00	Brunei Darussalam	800.00
Subtotal			–	–	–	–	–	800.00		800.00
Cambodia										
Developing an Institutional Framework for Decentralization Reforms (Supplementary)	PA	PSM	400.00	–	–	–	–	–		400.00
Outcome Monitoring and Procurement Review (Supplementary)	CD	TAI	–	–	–	–	–	100.00	Australia	100.00
Support for Financial Sector Program Cluster 3	PP	FIN	700.00	–	–	–	–	–		700.00
Supporting Policy and Institutional Reforms and Capacity Development in the Water Sector	CD	ANR	1,000.00	–	–	–	–	–		1,000.00
Third Education Sector Development Program (ESDP III)	PP	EDU	700.00	–	–	–	–	–		700.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity and development, EDU = education, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

a Approved by the President on a reimbursable basis by the Government of Brunei Darussalam.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Provincial Roads Improvement	PP	TAI	1,000.00	–	–	–	–	–		1,000.00
Rural Electrification	PP	ENE	1,300.00	–	–	–	–	–		1,300.00
Capacity Building for the Cambodian National Petroleum Authority	CD	ENE	400.00	–	–	–	–	–		400.00
Subtotal			5,500.00	–	–	–	–	100.00		5,600.00
People's Republic of China										
Strengthening Water Resources Management in Guiyang (Supplementary)	PA	ANR	200.00	–	–	–	–	–		200.00
Operational Capacity Building and Value Addition (Supplementary)	CD	PSM	200.00	–	–	–	–	–		200.00
Jiangsu Yancheng Wetlands Protection (Supplementary)	PP	ANR	80.00	–	–	–	–	–		80.00
Chongqing–Guiyang Railway Development (Supplementary)	PP	TAI	400.00	–	–	–	–	–		400.00
Facility for Policy Reform and Capacity Building III (Supplementary)	PA	PSM	300.00	–	–	–	–	–		300.00
Establishing a Regional Knowledge Hub for Sustainable Urban Development	PA	MUL	225.00	–	–	–	–	–		225.00
Policy Study on Strategic Options for Urbanization	PA	MUL	600.00	–	–	–	–	–		600.00
Innovative Financing Mechanisms for Energy Efficiency and Emission Reduction in Small and Medium-Sized Enterprises	PA	FIN	600.00	–	–	–	–	300.00	CEF	900.00
Supporting Reforms in Taxation and Budget Management	PA	PSM	1,200.00	–	–	–	–	–		1,200.00
Gansu Urban Infrastructure Development and Wetland Protection	PP	MUL	600.00	–	–	–	–	–		600.00
Study on Beijing Green Finance Development Strategy	PA	FIN	500.00	–	–	–	–	–		500.00
Rural Health Insurance: Improving Provider Payment Methods	PA	HSP	300.00	–	–	–	–	–		300.00
Jiangxi Fuzhou Urban Integrated Infrastructure Improvement	PP	TAI	600.00	–	–	–	–	–		600.00
Capacity Development for Rural Pension Administration and Services	CD	FIN	500.00	–	–	–	–	–		500.00
Hubei Huangshi Urban Pollution Control and Environmental Management	PP	MUL	600.00	–	–	–	–	–		600.00
Capacity Building for ICT-Based Industrial Waste Management	CD	WMS	450.00	–	–	–	–	–		450.00
Guangxi Baise Integrated Urban Environment Rehabilitation	PP	MUL	700.00	–	–	–	–	–		700.00
Integrated Development of Key Townships in Central Liaoning	PP	MUL	700.00	–	–	–	–	–		700.00
Ningxia Dryland Farming and Water Conservation Demonstration	PP	ANR	600.00	–	–	–	–	–		600.00
Municipal Natural Gas Infrastructure Development (Phase 2)	CD	ENE	–	–	–	–	–	592.00	CEF	592.00
Promoting Energy Conservation in Tianjin	CD	ENE	400.00	–	–	–	–	–		400.00
Renewable Energy Development in Qinghai	CD	ENE	500.00	–	–	–	–	200.00	CEF	700.00
Effective Reservoir Utilization for Integrated Water Resources Management	PA	ANR	300.00	–	–	–	–	200.00	MDTF–WFPF	500.00
East–West Partnerships for Poverty Reduction	PA	MUL	300.00	–	–	–	–	–		300.00
Community-Based Rural Road Maintenance by Women Ethnic Minority Groups in Western Yunnan	CD	TAI	200.00	–	–	–	–	–		200.00
Strengthening Capacity to Address Climate Change for Small and Medium-Sized City Development	PA	MUL	–	–	–	–	–	500.00	EAKPF	500.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity and development, CEF = Clean Energy Fund, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Developing Smart Grid Technology for Efficient Utilization of Renewable Energy	CD	ENE	–	–	–	–	–	900.00	CEF	900.00
Provincial Development Strategies for Provinces in Central People's Republic of China Focused on Rural Development	PA	ANR	800.00	–	–	–	–	–		800.00
Capacity Development for Railway Track Maintenance	CD	TAI	400.00	–	–	–	–	–		400.00
Financing Road Construction and Maintenance after Fuel Tax Reform (Phase 2)	PA	TAI	450.00	–	–	–	–	–		450.00
Study on Eco-Compensation Regulations	PA	ANR	500.00	–	–	–	–	–		500.00
Anhui Chao Lake Environmental Rehabilitation	PP	ANR	900.00	–	–	–	–	–		900.00
Building Equitable Opportunities into Social Assistance	PA	HSP	400.00	–	–	–	–	–		400.00
Shaanxi Weinan Luyang Integrated Saline and Alkaline Land Management	PP	ANR	750.00	–	–	–	–	–		750.00
Shanxi Energy Efficiency and Environment Improvement	PP	ENE	550.00	–	–	–	–	–		550.00
Capacity Building for Enhanced Partnership and Development Impact	CD	MUL	1,500.00	–	–	–	–	–		1,500.00
Heilongjiang Energy Efficient District Heating	PP	ENE	550.00	–	–	–	–	–		550.00
Strengthening Participatory Irrigation Management and Project Management Capacity in Qinghai Province	CD	ANR	500.00	–	–	–	–	200.00	MDTF–WFPF	700.00
Strengthening Fiscal Policy and Public Finance Reform Over the Medium-Term	PA	PSM	700.00	–	–	–	–	–		700.00
Capacity Development of Partner Banks in Microfinance Wholesale Lending	CD	FIN	225.00	–	–	–	–	–		225.00
Subtotal			19,280.00	–	–	–	–	2,892.00		22,172.00
Cook Islands										
Public Finance Management and Public Sector Performance Review	PA	PSM	–	–	–	–	300.00	–		300.00
Subtotal			–	–	–	–	300.00	–		300.00
Georgia										
Preparing a Multitranche Financing Facility for the Georgia Urban Services Improvement Investment Program	PP	WMS	493.50	–	–	–	–	–		493.50
Developing an Urban Water Supply and Sanitation Sector Strategy and Regulatory Framework for Georgia	PA	WMS	862.50	–	–	–	–	–		862.50
Developing a Geospatial Urban Water Supply and Sanitation Utility Management System	CD	WMS	–	–	–	–	–	800.00	SPCF	800.00
Regional Power Transmission Enhancement	PP	ENE	350.00	–	–	–	–	850.00	SPCF	1,200.00
Subtotal			1,706.00	–	–	–	–	1,650.00		3,356.00
India										
Water Users Association Empowerment for Improved Irrigation Management in Chhattisgarh (Supplementary)	CD	ANR	–	–	–	–	–	850.00	United Kingdom/ MDTF–WFPF	850.00
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Sustainable Coastal Protection and Management (Subproject 3) (Supplementary)	CD	ANR	–	–	–	–	–	90.00	United Kingdom	90.00
Support for the National Action Plan on Climate Change (Supplementary)	PA	MUL	200.00	–	–	–	–	–		200.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, CEF = Clean Energy Fund, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, SPCF = Spanish Cooperation Fund for Technical Assistance, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Integrated Water Resources Management and Sustainable Water Service Delivery in Karnataka (Supplementary)	CD	ANR	225.00	–	–	–	–	–		225.00
Capacity Building for Government Agencies Supporting ADB Operations in India	CD	MUL	225.00	–	–	–	–	–		225.00
Advanced Project Preparedness for Poverty Reduction – Land Transport Management and Master Plan for Sikkim (Subproject 6)	PA	TAI	–	–	–	–	–	1,100.00	United Kingdom	1,100.00
Advanced Project Preparedness for Poverty Reduction – Preparing an Investment Plan for Himachal Pradesh Urban Development (Subproject 7)	PP	WMS	–	–	–	–	–	600.00	United Kingdom	600.00
Capacity Development for Project Implementation	CD	MUL	1,500.00	–	–	–	–	–		1,500.00
Advanced Project Preparedness for Poverty Reduction – Madhya Pradesh Urban Environmental Improvement II (Subproject 8)	PP	ENE	–	–	–	–	–	700.00	United Kingdom	700.00
Capacity Building for Bihar State Road Sector	CD	TAI	1,000.00	–	–	–	–	–		1,000.00
Bihar Power Sector Capacity Development and Implementation Support	CD	ENE	300.00	–	–	–	–	–		300.00
Deepening Capacity Building for Mainstreaming Public–Private Partnerships	CD	MUL	1,000.00	–	–	–	2,000.00	–		3,000.00
Advanced Project Preparedness for Poverty Reduction – Meghalaya Public Resource Management Development Program (Subproject 9)	PP	PSM	–	–	–	–	–	200.00	United Kingdom	200.00
Madhya Pradesh Energy Efficiency Improvement	PP	ENE	400.00	–	–	–	–	–		400.00
Innovative Financial Instruments for Power Grid	CD	ENE	225.00	–	–	–	–	–		225.00
Himachal Pradesh Clean Energy Transmission Program	PP	ENE	225.00	–	–	–	–	–		225.00
Capacity Building for the Karnataka State Road Sector	CD	TAI	1,500.00	–	–	–	–	–		1,500.00
Capacity Development for Project Management of Infrastructure Development for Rural Livelihood Enhancement	CD	WMS	–	–	–	–	1,000.00	–		1,000.00
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Community-Based Flood Risk Management in Assam (Subproject 10)	CD	ANR	–	–	–	–	–	600.00	United Kingdom	600.00
Strategic Framework for a Slum Free Delhi	PA	WMS	225.00	–	–	–	–	–		225.00
Strengthening Contracting and Construction Industries for Infrastructure Development in India	PA	MUL	225.00	–	–	–	–	–		225.00
Knowledge Management for Inclusive Growth	PA	MUL	1,500.00	–	–	–	–	–		1,500.00
Advanced Project Preparedness for Poverty Reduction – Institutional Development for a Value Chain Approach to Agribusiness in Bihar and Maharashtra (Subproject 12)	CD	ANR	–	–	–	–	–	850.00	United Kingdom	850.00
Project Management Capacity Building for Water Resources Sector Executing Agencies	CD	ANR	225.00	–	–	–	–	–		225.00
Assam Urban Infrastructure	PP	MUL	225.00	–	–	–	–	–		225.00
Improving the Delivery of Urban Services in Madhya Pradesh	CD	WMS	900.00	–	–	–	–	–		900.00
Strengthening Urban Transport Subsector under ADB-supported Urban Development Projects	CD	MUL	225.00	–	–	–	–	–		225.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, ENE = energy, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Jharkhand State Roads Sector (Subproject 11)	CD	TAI	–	–	–	–	–	1,100.00	United Kingdom	1,100.00
Bihar State Highways III	PP	TAI	225.00	–	–	–	–	–		225.00
Subtotal			10,550.00	–	–	–	3,000.00	6,090.00		19,640.00
Indonesia										
Institutional Strengthening for Integrated Water Resources Management in the 6 Cis River Basin Territory (Supplementary)	CD	MUL	–	–	–	2,550.00	–	–		2,550.00
Analytical and Capacity Development Partnership	CD	EDU	–	–	–	–	–	50,000.00	Australia/EU	50,000.00
Capacity Development for Metropolitan Sanitation Management and Health	CD	WMS	500.00	–	–	–	–	1,000.00	Australia	1,500.00
Geothermal Power Development	PP	ENE	–	–	–	–	–	1,500.00	Australia	1,500.00
Strengthening National Public Procurement Processes	CD	PSM	–	–	–	–	1,000.00	–		1,000.00
Strengthening Capacity and Knowledge Management in the National Development Planning Agency to Enhance Projects' Effectiveness	CD	PSM	500.00	–	–	–	–	–		500.00
Capacity Development Assistance for Public–Private Partnerships	CD	MUL	–	–	–	–	500.00	–		500.00
Supporting Water Operators' Partnerships	CD	WMS	–	–	–	–	–	825.00	Australia	825.00
Institutional Strengthening for the Water Resources Sector	PA	ANR	–	–	–	–	500.00	–		500.00
Subtotal			1,000.00	–	–	2,550.00	2,000.00	53,325.00		58,875.00
Kazakhstan										
Improving Capacity to Support SME Development	CD	FIN	650.00	–	–	–	–	–		650.00
Subtotal			650.00	–	–	–	–	–		650.00
Kiribati										
Tarawa Sanitation Improvement (Supplementary)	PP	WMS	–	–	–	–	–	200.00	Australia	200.00
Subtotal			–	–	–	–	–	200.00		200.00
Kyrgyz Republic										
Power Sector Rehabilitation	PP	ENE	1,000.00	–	–	–	–	–		1,000.00
Subtotal			1,000.00	–	–	–	–	–		1,000.00
Lao People's Democratic Republic										
Greater Mekong Subregion Nam Theun 2 Hydroelectric Project – Social Safeguards Monitoring (Supplementary)	PA	ENE	225.00	–	–	–	–	–		225.00
Small and Mini Hydroelectric Development (Supplementary)	PP	ENE	600.00	–	–	–	–	–		600.00
Enhancing Financial Sector Supervision	CD	FIN	500.00	–	–	–	–	250.00	RTFSI	750.00
Capacity Enhancement for Coping with Climate Change	CD	MUL	300.00	–	–	–	–	2,800.00	NDF	3,100.00
Basic Education Sector Development Program II	PP	EDU	700.00	–	–	–	–	–		700.00
Pakse Urban Environmental Improvement	PP	WMS	700.00	–	–	–	–	–		700.00
Support for Post-Private Sector and Small and Medium-Sized Enterprises Development Program Partnership Framework	PA	IAT	–	–	–	–	1,000.00	–		1,000.00
Capacity Strengthening for Gender Mainstreaming in the Agriculture Sector	CD	ANR	–	–	–	–	480.00	–		480.00
Southern Link Transport	PP	TAI	1,000.00	–	–	–	–	–		1,000.00
Rural Access Improvement along the East–West Economic Corridor	PP	ANR	–	–	–	–	1,200.00	–		1,200.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EDU = education, ENE = energy, EU = European Union, FIN = finance, IAT = industry and trade, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, NDF = Nordic Development Fund, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, RTFSI = Cooperation Fund for Regional Trade and Financial Security Initiative, SME = small and medium-sized enterprise, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Capacity Strengthening of the National Statistical System	CD	PSM	690.00	–	–	–	–	–		690.00
Subtotal			4,715.00	–	–	–	2,680.00	3,050.00		10,445.00
Maldives										
Supporting Inclusive Micro-, Small, and Medium-Sized Enterprise Development	PP	IAT	650.00	–	–	–	–	–		650.00
Subtotal			650.00	–	–	–	–	–		650.00
Marshall Islands										
Supporting the Public Sector Program	PA	PSM	600.00	–	–	–	–	–		600.00
Subtotal			600.00	–	–	–	–	–		600.00
Mongolia										
Urban Transport Development (Supplementary)	PP	TAI	225.00	–	–	–	–	–		225.00
Ulaanbaatar Low Carbon Energy Supply Project Using a Public–Private Partnership Model	PA	ENE	–	1,500.00	–	–	–	–		1,500.00
Public Transport Information and Communication Technology	CD	TAI	–	–	–	–	–	500.00	EAKPF	500.00
Preparation of a National Road Sector Capacity Development Roadmap	CD	TAI	150.00	–	–	–	–	–		150.00
Reforming Higher Education for a Knowledge Society	PA	EDU	100.00	–	–	–	400.00	–		500.00
Public–Private Partnership Development	PA	FIN	500.00	–	–	–	–	–		500.00
Ulaanbaatar Water and Sanitation Services and Planning Improvement	PA	WMS	–	–	–	–	600.00	–		600.00
Managing for Development Results	PA	PSM	1,800.00	–	–	–	–	–		1,800.00
Updating the Energy Sector Development Plan	PA	ENE	–	–	–	–	1,000.00	–		1,000.00
Capacity Building for Enhanced Partnership and Development Impact	CD	MUL	600.00	–	–	–	–	–		600.00
Subtotal			3,375.00	1,500.00	–	–	2,000.00	500.00		7,375.00
Nepal										
Strengthening Capacity for Managing Climate Change and the Environment (Supplementary)	CD	PSM	75.00	–	–	400.00	–	–		475.00
High Mountain Agribusiness and Livelihood Improvement (HIMALI) (Supplementary)	PP	ANR	160.00	–	–	–	–	–		160.00
Increasing Access to Energy in Rural Nepal	CD	ENE	–	–	–	–	–	933.00	DEN–E DEN–E2/ Finland	933.00
Supporting Government Planning in Building Climate Resilience	PA	MUL	–	–	–	–	–	225.00	SCF-PPCR	225.00
Supporting the Development of a Social Protection Framework for Nepal	CD	HSP	200.00	–	–	–	–	–		200.00
Capacity Building for Rural Finance Sector Development	CD	FIN	300.00	–	–	–	–	–		300.00
Decentralized Rural Infrastructure and Livelihood II	PP	ANR	–	–	–	–	500.00	–		500.00
Governance Support Program (Subprogram 2)	PP	PSM	200.00	–	–	–	–	–		200.00
Support to Build Capacity in TEVT	CD	EDU	225.00	–	–	–	–	–		225.00
Hydropower Development for Energy Crisis	PP	ENE	–	–	–	–	2,000.00	–		2,000.00
Capacity Building for Waste Management	CD	WMS	500.00	–	–	–	–	–		500.00
Energy Sector Capacity Building	CD	ENE	600.00	–	–	–	–	–		600.00
Energy Access and Efficiency Improvement II	PP	ENE	–	–	–	–	600.00	–		600.00
Strengthening the Town Development Fund Capacity for Public–Private Partnership	CD	PSM	250.00	–	–	–	–	–		250.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, DEN–E = Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas, DEN–E2= Second Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, HSP = health and social protection, IAT = industry and trade, ICT = information and communication technology, IFAD = International Fund for Agricultural Development, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, SCF-PPCR = Strategic Climate Fund-Pilot Program for Climate Resilience, TEVT = technical education and vocational training, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Integrated Urban Development	PP	WMS	–	–	–	–	800.00	–		800.00
Preparation of the Agricultural Development Strategy	PA	ANR	1,500.00	–	–	–	–	500.00	IFAD	2,000.00
Strengthening Public Procurement Management and Portfolio Performance	CD	PSM	225.00	–	–	–	–	–		225.00
Support for the Implementation of School Sector Reform Program	CD	EDU	225.00	–	–	–	–	–		225.00
Subtotal			4,460.00	–	–	400.00	3,900.00	1,658.00		10,418.00
Pakistan										
Railway Development Investment Program	PP	TAI	1,500.00	–	–	–	–	–		1,500.00
Pakistan Floods (2010) Damage and Needs Assessment	PA	MUL	220.00	–	–	–	–	–		220.00
Karachi Port Trust	PP	TAI	225.00	–	–	–	–	–		225.00
Water Sector Task Force	PA	WMS	225.00	–	–	–	–	–		225.00
Subtotal			2,170.00	–	–	–	–	–		2,170.00
Papua New Guinea										
Strengthening Rural Primary Health Services Delivery (Supplementary)	PP	HSP	75.00	–	–	–	–	90.00	New Zealand	165.00
Bridge Replacement for Improved Rural Access	PP	TAI	800.00	–	–	–	–	–		800.00
Second Community Water Transport Sector	PP	TAI	225.00	–	–	–	–	–		225.00
Subtotal			1,100.00	–	–	–	–	90.00		1,190.00
Philippines										
Computer Access Mentorship Program—a Public–Private Partnership for Enhancing Education Quality	CD	EDU	–	–	–	–	–	500.00	EAKPF	500.00
Three Wind Farm Projects in Luzon	PP	ENE	–	–	–	–	–	630.00	ACEF	630.00
Capacity Development for Social Protection	CD	MUL	800.00	–	–	–	–	–		800.00
Strengthened Gender Impacts of Social Protection	CD	MUL	–	–	–	–	–	300.00	GDCF	300.00
Structural Transformation Study of the Philippine Economy	PA	PSM	150.00	–	–	–	–	–		150.00
Urban Water Supply and Sanitation	PP	WMS	–	–	–	–	–	2,000.00	France	2,000.00
Support for Social Protection Reform	PA	MUL	–	–	–	–	1,400.00	–		1,400.00
Mitigation of Climate Change through Increased Energy Efficiency and the Use of Clean Energy	PP	ENE	225.00	700.00	–	–	–	–		925.00
Decentralized Framework for Sustainable Natural Resources and Rural Infrastructure Management	CD	ANR	–	–	–	–	1,300.00	–		1,300.00
Subtotal			1,175.00	700.00	–	–	2,700.00	3,430.00		8,005.00
Solomon Islands										
Support for the Formulation of a National Strategic Plan	CD	PSM	–	–	–	–	–	200.00	Australia	200.00
Supporting Transport Sector Development	CD	TAI	–	–	–	–	800.00	–		800.00
Subtotal			–	–	–	–	800.00	200.00		1,000.00
Sri Lanka										
Supporting the Fiscal Management Efficiency Project	CD	PSM	–	2,000.00	–	–	–	–		2,000.00
Capacity Development of the Northern Provincial Road Development Department	CD	TAI	500.00	–	–	–	–	–		500.00
Multimodal Transport	PP	TAI	–	–	–	–	1,000.00	–		1,000.00
Lagging Local Authorities Infrastructure Development	PP	WMS	–	–	–	–	700.00	–		700.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, GDCF = Gender and Development Cooperation Fund, HSP = health and social protection, ICT = information and communication technology, IFAD = International Fund for Agricultural Development, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Capacity Development for Water Supply and Sanitation Service Delivery	CD	WMS	600.00	–	–	–	–	–		600.00
Technical Education and Vocational Training Sector Development	PP	EDU	–	–	–	–	800.00	–		800.00
Support for Planning and Policy Formulation, Phase 1	PA	PSM	300.00	–	–	–	–	–		300.00
Subtotal			1,400.00	2,000.00	–	–	2,500.00	–		5,900.00
Tajikistan										
Climate Resiliency for Natural Resources Investments	CD	ANR	–	–	–	–	–	750.00	SCF-PPCR	750.00
Subtotal			–	–	–	–	–	750.00		750.00
Thailand										
Mainstreaming Public–Private Partnerships	PA	MUL	1,000.00	–	–	–	–	500.00	EAKPF	1,500.00
Capital Market Development Phase III	PA	FIN	900.00	–	–	–	–	–		900.00
Bangchak Solar Power	CD	ENE	400.00	–	–	–	–	–		400.00
Subtotal			2,300.00	–	–	–	–	500.00		2,800.00
Timor-Leste										
Oecussi and Ermera Water Rehabilitation	PP	MUL	700.00	–	–	–	–	–		700.00
Supporting Road Network Development	PA	TAI	–	–	–	–	225.00	–		225.00
Support for Effective Aid Management	CD	PSM	–	–	–	–	600.00	–		600.00
Strengthening Major Public Investments	CD	PSM	250.00	–	–	–	–	–		250.00
Subtotal			950.00	–	–	–	825.00	–		1,775.00
Turkmenistan										
North–South Railway	PP	TAI	350.00	–	–	–	–	–		350.00
Subtotal			350.00	–	–	–	–	–		350.00
Tonga										
Tonga–Fiji Submarine Cable	PP	TAI	165.00	–	–	–	–	–		165.00
Integrated Urban Development Sector Phase II	PP	WMS	350.00	–	–	–	–	–		350.00
Subtotal			515.00	–	–	–	–	–		515.00
Uzbekistan										
Capacity Building for Microfinance Development	CD	FIN	600.00	–	–	–	–	–		600.00
Sustaining Growth and Improving Welfare	PA	PSM	750.00	–	–	–	–	–		750.00
Advanced Electricity Metering	PP	ENE	1,000.00	–	–	–	–	–		1,000.00
Subtotal			2,350.00	–	–	–	–	–		2,350.00
Vanuatu										
State-Owned Enterprise Rationalization Program	PA	PSM	–	–	–	–	500.00	–		500.00
Subtotal			–	–	–	–	500.00	–		500.00
Viet Nam										
Support for Public–Private Development of the O Mon Thermal Power Complex (Supplementary)	PP	ENE	260.00	–	–	–	–	–		260.00
Central Mekong Delta Region Connectivity (Supplementary)	PP	TAI	–	–	–	–	–	1,450.00	Australia	1,450.00
Ho Chi Minh City Water Supply (Supplementary)	PP	WMS	–	–	–	–	–	300.00	MDTF–WFPF	300.00
Strengthening Water Management and Irrigation Systems Rehabilitation (Supplementary)	PP	ANR	120.00	–	–	–	–	–		120.00
Da Nang Water Supply (Supplementary)	PP	WMS	200.00	–	–	–	–	–		200.00
Ben Luc–Long Thanh Expressway (Supplementary)	PP	TAI	33.00	–	–	–	–	–		33.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, SCF-PPCR = Strategic Climate Fund-Pilot Program for Climate Resilience, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Sustainable Rural Infrastructure Development in the Northern Mountain Provinces (Supplementary)	PP	ANR	300.00	–	–	–	–	50.00	GEF	350.00
Ho Chi Minh City Urban Mass Rapid Transit Line 2 (Supplementary)	PP	TAI	440.00	–	–	–	–	–		440.00
Microfinance Sector Development Program	PP	FIN	500.00	–	–	–	–	–		500.00
Comprehensive Socioeconomic Urban Development – Viet Tri, Hung Yen, and Dong Dang	PP	MUL	1,200.00	–	–	–	–	–		1,200.00
Strengthening Institutional and Financial Arrangements, Operation and Maintenance, and Governance in Road Transport	PA	TAI	–	–	–	–	1,000.00	–		1,000.00
Capacity Building for River Basin Water Resources Planning	CD	ANR	580.00	–	–	–	–	–		580.00
Increasing the Efficiency of the National Power Transmission Corporation through Targeted Capacity Building	CD	ENE	600.00	–	–	–	–	–		600.00
Ho Chi Minh City Outer Ring Roads Technical Assistance Loan	PP	TAI	225.00	–	–	–	–	–		225.00
Power Transmission Investment Program (MFF)	PP	ENE	1,500.00	–	–	–	–	–		1,500.00
Support for Public–Private Partnership (PPP) in Viet Nam	CD	PSM	225.00	–	–	–	–	–		225.00
Support for the Preparation and Implementation of the Results-Based Socioeconomic Development Plan, 2011–2015	CD	PSM	1,300.00	–	–	–	–	–		1,300.00
Upper Secondary Education Development II	PP	EDU	800.00	–	–	–	–	–		800.00
Subtotal			8,283.00	–	–	–	1,000.00	1,800.00		11,083.00
TOTAL			**82,854.00**	**4,200.00**	**–**	**2,950.00**	**24,205.00**	**78,760.00**		**192,969.00**

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EDU = education, ENE = energy, FIN = finance, GEF = Global Environment Facility, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MFF = multitranche financing facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund.

Statistical Annex 18

TECHNICAL ASSISTANCE GRANTS BY SECTOR,[a, b] 1967–2010, 2009, 2010

	1967–2010			2009			2010		
	No.	$ thousand	%	No.	$ thousand	%	No.	$ thousand	%
Agriculture and Natural Resources	1,256	639,443.06	21.49	33	24,248.46	16.58	29	17,760.00	9.20
Education	315	205,960.42	6.92	5	3,359.70	2.30	11	55,275.00	28.64
Energy	594	314,286.11	10.56	31	25,525.00	17.45	34	25,665.00	13.30
Finance	510	247,112.22	8.30	9	8,900.00	6.08	12	7,025.00	3.64
Health and Social Protection	197	103,593.42	3.48	8	3,975.00	2.72	6	1,990.00	1.03
Industry and Trade	265	122,062.50	4.10	1	900.00	0.62	2	1,650.00	0.86
Public Sector Management	973	543,092.30	18.25	32	21,085.00	14.42	33	18,890.00	9.79
Transport and ICT	743	389,351.30	13.08	41	29,115.00	19.91	34	20,413.00	10.58
Water Supply and Other Municipal Infrastructure and Services	463	253,812.15	8.53	19	15,951.00	10.91	23	15,206.00	7.88
Multisector	139	156,896.37	5.27	19	13,210.00	9.03	32	29,095.00	15.08
TOTAL	5,455	2,975,609.84	100.00	198	146,269.16	100.00	216	192,969.00	100.00

ICT = information and communication technology.
a Excludes regional technical assistance and technical assistance financed under loans.
b Data are adjusted to exclude technical assistance projects withdrawn by governments.

Statistical Annex 19

LOAN-FINANCED CONSULTING SERVICES AND TA GRANTS[a] BY SECTOR, 2010

(amounts in $ thousand)

	Loans			TA Grants		
Sector	No.	$ million	%	No.	$ thousand	%
Agriculture and Natural Resources	10	34,195.23	10.9	29	17,760.00	9.20
Education	1	3,080.25	1.0	11	55,275.00	28.64
Energy	8	28,019.21	8.9	34	25,665.00	13.30
Finance	1	3,263.91	1.0	12	7,025.00	3.64
Health and Social Protection	1	1,299.72	0.4	6	1,990.00	1.03
Industry and Trade	–	–	–	2	1,650.00	0.86
Public Sector Management	3	14,845.93	4.7	33	18,890.00	9.79
Transport and ICT	18	158,001.19	50.3	34	20,413.00	10.58
Water Supply and Other Municipal Infrastructure and Services	7	37,172.85	11.8	23	15,206.00	7.88
Multisector	7	34,293.77	10.9	32	29,095.00	15.08
TOTAL	56	314,172.05	100.0	216	192,969.00	100.00

– = nil, ICT = information and communication technology, TA = technical assistance .
a Excludes loan-financed technical assistance financed under loans that are included in ADB's loan data and regional activities.

Statistical Annex 20
REGIONAL TECHNICAL ASSISTANCE ACTIVITIES, 2010
(amounts in $ thousand)

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
CAPACITY DEVELOPMENT								
Promoting Gender Equality and Women's Empowerment (Supplementary)	1,000.00	–	–	–	–	835.00	GDCF	1,835.00
Development Partnership Program for South Asia (Supplementary)	1,000.00	–	–	–	–	–		1,000.00
Seminars on Capacity Building for Project Implementation and Administration for 2007–2009 (Supplementary)	140.15	–	–	–	–	–		140.15
Private Sector-Led Integration and Free Trade Agreements in South Asia (Supplementary)	–	–	–	–	–	131.25	United Kingdom	131.25
Promoting Energy Efficiency in the Pacific (Supplementary)	–	–	–	–	–	200.00	GEF	200.00
Knowledge and Innovation Support for ADB's Water Financing Program (Supplementary)	–	–	–	–	–	1,500.00	MDTF–WFPF	1,500.00
Regional Stocktaking and Mapping of Disaster Risk Reduction Interventions for Asia and the Pacific (Supplementary)	637.00	–	–	–	–	–		637.00
Establishment of e-Systems in Support of Infrastructure Finance in Asia (Supplementary)	1,000.00	–	–	–	–	500.00	EAKPF	1,500.00
Strengthening the Capacity of Pacific Developing Member Countries to Respond to Climate Change (Phase 1) (Supplementary)	–	–	–	–	–	1,500.00	ACEF	1,500.00
Greater Mekong Subregion Phnom Penh Plan for Development Management IV (Supplementary)	750.00	–	–	–	–	500.00	PRC RPRF	1,250.00
Support for South Asia Regional Economic Cooperation	1,500.00	–	–	–	–	–		1,500.00
Technical Training and Capacity Building for Selected Asian Countries on Regional Economic and Financial Monitoring	1,200.00	–	–	–	–	–		1,200.00
Disbursement, Loan Accounting/Servicing Training and Seminars for DMCs	220.00	–	–	–	–	–		220.00
Capacity Strengthening and Institutional Development for Border Management and Trade and Tourism Development in the Pacific	–	1,500.00	1,000.00	–	–	–		2,500.00
Needs Assessment and Development of the Solar Energy Program	–	–	–	–	–	1,000.00	ACEF	1,000.00
Business Opportunities Outreach Initiatives, 2010–2012	1,000.00	–	–	–	–	–		1,000.00
Evidence-Based Advocacy for Fighting HIV/AIDS in Asia and the Pacific: Regional HIV/AIDS Data Hub	–	–	500.00	–	–	–		500.00
Impact Evaluation of Selected Projects in South Asia	225.00	–	–	–	–	–		225.00
Water and Adaptation Interventions in Central and West Asia	–	–	1,000.00	–	–	–		1,000.00
Strengthening Carbon Financing for Regional Grassland Management in Northeast Asia	–	–	1,000.00	–	–	400.00	PRC RPRF	1,400.00
Enhancing Gender Equality Results in South Asia Developing Member Countries (Phase 2) (Subproject 1)	500.00	–	–	–	–	–		500.00
Regional Forum on Investment Management of Foreign Exchange Reserves	510.00	–	–	–	–	–		510.00
Strengthening Public Financial Management through Improved Fixed Asset Management	225.00	–	–	–	–	–		225.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, CCF = Climate Change Fund, DMCs = developing member countries, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, GDCF = Gender and Development Cooperation Fund, GEF = Global Environment Facility, HIV/AIDS = human immunodeficiency virus/acquired immunodeficiency syndrome, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Sharing Knowledge on Community-Driven Development in Asia and the Pacific	–	–	–	–	–	500.00	EAKPF	500.00
Supporting Investments in Water Security in River Basins	–	2,000.00	–	–	–	–		2,000.00
Improving the Implementation of Environmental Safeguards in Central and West Asia	800.00	–	–	–	–	–		800.00
Promoting Gender-Inclusive Growth in Central and West Asia Developing Member Countries	3,200.00	–	–	–	–	–		3,200.00
Strengthening and Use of Country Safeguard Systems	5,000.00	–	–	–	–	–		5,000.00
Determining the Potential for Carbon Capture and Storage in Southeast Asia	–	–	–	–	–	900.00	CCS	900.00
Enabling Climate Change Responses in Asia and the Pacific – Supporting Investments in Water and Climate Change (Subproject 1)	–	–	–	–	–	1,000.00	MDTF–WFPF	1,000.00
Capacity Development of Selected Developing Member Countries on International Taxation: Eighteenth Tax Conference	–	–	–	–	181.00	–		181.00
Enabling Climate Change Responses in Asia and the Pacific – Building Resilience to Disaster and Climate Change Impacts (Subproject 2)	1,250.00	–	–	–	–	–		1,250.00
Updating and Improving the Social Protection Index	500.00	–	–	–	–	500.00	EAKPF	1,000.00
Knowledge Platform Development for the Asia Solar Energy Initiative	–	–	–	–	–	2,000.00	ACEF	2,000.00
Enabling Climate Change Responses in Asia and the Pacific – Capacity Development to Address Climate Change (Subproject 3)	1,000.00	–	–	–	–	–		1,000.00
Establishing a Regional Knowledge Sharing Platform for Resource Revenue Management	175.00	–	–	–	–	–		175.00
Ensuring Sustainability of Greater Mekong Subregion Regional Power Development	–	–	–	–	–	1,350.00	France	1,350.00
Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	–	–	–	–	–	1,000.00	ACEF/CEF	1,000.00
Supporting the Boao Forum for Asia and the Asian Exim Banks Forum in Dialogues on Regional Economic Integration and Partnership	–	–	–	–	–	500.00	PRC RPRF	500.00
Promoting Evidence-Based Policy Making for Gender Equity in the Pacific	1,450.00	–	–	–	–	–		1,450.00
Market Study for a Non-Sovereign Microfinance Funding Initiative	135.00	–	–	–	–	–		135.00
Support to the Pacific Pension Institute in Strengthening the Pension Fund Industry in Asia–Pacific Region	225.00	–	–	–	–	–		225.00
Planning the GMS Railway Coordination Office	225.00	–	–	–	–	–		225.00
Institutional Strengthening for Aviation Regulation	900.00	–	–	–	–	–		900.00
Financial Sector Development in Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Strengthening Capacity of Developing Member Countries for Managing Credit Enhancement Products (Phase 2)	250.00	–	–	–	–	–		250.00
Capacity Building for Financial Institutions, Phase 2	1,120.00	–	–	–	–	–		1,120.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, CCF = Climate Change Fund, CCS = Carbon Capture and Storage Fund, CEF = Clean Energy Fund, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, GMS = Greater Mekong Subregion, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Building Capacity for Environmental Prosecution, Adjudication, Dispute Resolution, Compliance, and Enforcement in Asia	500.00	–	500.00	–	–	–		1,000.00
Strengthening Institutional Capacity to Compile and Analyze Financial Soundness Indicators for Investment Climate Assessment	–	–	–	–	–	500.00	ICFF	500.00
Evaluation Capacity Development through On-the-Job Training at the Independent Evaluation Department	225.00	–	–	–	–	–		225.00
Asia–Pacific Community of Practice on Managing for Development Results – From Concept to Practice	520.00	–	–	–	–	–		520.00
Subtotal	28,882.15	3,500.00	4,000.00	–	181.00	14,816.25		51,379.40
POLICY AND ADVISORY								
Private Sector Development Initiative (Supplementary)	–	–	–	–	–	600.00	Australia	600.00
Strengthening Central Asia Regional Economic Cooperation, 2007–2011 (Supplementary)	1,500.00	–	1,000.00	–	–	500.00	PRC RPRF	3,000.00
Supporting Strategic Knowledge Products and Research Networking (Supplementary)	1,500.00	–	–	–	–	–		1,500.00
Supporting the Third High-Level Forum on Aid Effectiveness and its Preparatory Consultation Process (Supplementary)	–	–	–	–	–	66.00	Germany	66.00
Establishment of the Pacific Infrastructure Advisory Center (Supplementary)	–	–	–	–	–	1,050.00	Australia	1,050.00
Regional Cooperation on Knowledge Management, Policy, and Institutional Support to the Coral Triangle Initiative (Supplementary)	–	–	–	–	–	168.00	Australia	168.00
Fourth High-Level Forum on Aid Effectiveness	700.00	–	–	–	–	–		700.00
Strengthening Local Chambers of Commerce and Industry along the East–West Economic Corridor to Promote Trade, Investment and Value Chains	–	–	–	–	–	600.00	ICFF	600.00
Establishment of Microinsurance	–	–	750.00	–	–	–		750.00
Best Practice for Regulatory Framework and Use of Credit Rating Information of Domestic Credit Rating Agencies in South Asia	–	–	–	–	–	550.00	ICFF	550.00
Improving Liquidity of Bond Markets in ASEAN+3	–	–	–	–	–	1,250.00	ICFF	1,250.00
Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	–	–	–	–	–	1,500.00	ICFF/EAKPF	1,500.00
Strengthening the Coordination of the GMS Program	500.00	–	450.00	–	–	500.00	PRC RPRF	1,450.00
Promoting an Interlinked ASEAN Capital Market	–	–	–	–	–	2,000.00	ICFF/EAKPF	2,000.00
Promoting Asia–Pacific Economic Cooperation	100.00	–	–	–	–	–		100.00
Development of Regional Cooperation Programs for Mongolia and the People's Republic of China (Phase 2)	–	–	900.00	–	–	–		900.00
Public–Private Partnership Development in Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area and Indonesia–Malaysia–Thailand Growth Triangle	1,000.00	–	–	–	–	–		1,000.00
Identifying Solid Waste Management Key Development Challenges and Initial Project Pipeline	225.00	–	–	–	–	–		225.00
Regional Transport Development in South Asia	1,100.00	–	900.00	–	–	–		2,000.00

– = nil or data not applicable; ASEAN = Association of Southeast Asian Nations; ASEAN+3 = Association of Southeast Asian Nations, plus the People's Republic of China, Japan, and Republic of Korea; CCF = Climate Change Fund; EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund; GMS = Greater Mekong Subregion; ICFF = Investment Climate Facilitation Fund; JFPR = Japan Fund for Poverty Reduction; JSF = Japan Special Fund; PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund; RCIF = Regional Cooperation and Integration Fund; TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Pacific Economic Management – Enhanced Economic Management (Subproject 2)	1,000.00	–	–	–	–	–		1,000.00
Broadening Investor Base for Local Currency Bonds in ASEAN+3	–	–	–	–	–	1,100.00	ICFF	1,100.00
Comparative Infrastructure Development Assessment of the Kingdom of Thailand and the Republic of Korea	–	–	–	–	–	400.00	EAKPF	400.00
Improving Public Management to Achieve Better Development Results in Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Strengthening Coastal and Marine Resources Management in the Coral Triangle of the Pacific (Phase 2)	1,150.00	–	800.00	–	–	13,100.00	GEF	15,050.00
Preparation of Sector Road Maps for Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Promoting Links and Improving Coordination among the Greater Mekong Subregion (GMS), the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA), the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT), and the Association of Southeast Asian Nations (ASEAN)	–	–	–	–	–	400.00	Australia	400.00
The People's Republic of China and Mongolia to Support Municipal Finance Reforms	225.00	–	–	–	–	–		225.00
Subtotal	12,000.00	–	4,800.00	–	–	23,784.00		40,584.00
PROJECT PREPARATORY								
Implementation of the Technical Support Facility under the Carbon Market Initiative (Supplementary)	–	–	–	–	–	400.00	Austria	400.00
Empowering the Poor through Increasing Access to Energy	–	–	–	–	–	2,150.00	ACEF/DEN-E	2,150.00
Greater Mekong Subregion: Capacity Building for HIV/AIDS Prevention in Lao People's Democratic Republic and the Socialist Republic of Viet Nam	300.00	–	450.00	–	–	–		750.00
Greater Mekong Subregion: Corridor Towns Development	800.00	–	1,200.00	–	–	–		2,000.00
Trade Facilitation: Improved Sanitary and Phytosanitary (SPS) Handling in Greater Mekong Subregion (GMS) Trade	900.00	–	–	–	–	–		900.00
Subtotal	2,000.00	–	1,650.00	–	–	2,550.00		6,200.00
RESEARCH AND DEVELOPMENT								
Managing the Cities in Asia (Supplementary)	–	–	–	–	–	3,879.00	NDF/KfW Austria/ Sweden	3,879.00
Strengthening Country Diagnosis and Analysis of Binding Development Constraints in Selected Developing Member Countries (Supplementary)	23.00	–	–	–	–	–		23.00
Addressing the Pre- and Postharvest Challenges of the Rice Supply Chain	2,000.00	–	–	–	–	–		2,000.00
Support for the Association of Southeast Asian Nations Plus Three Integrated Food Security Framework	–	2,000.00	–	–	–	–		2,000.00
Key Indicators for Asia and the Pacific 2010	225.00	–	–	–	–	–		225.00
Asia's Strategic Participation in the Group of Twenty for Global Economic Governance Reform	600.00	–	–	–	–	–		600.00

– = nil or data not applicable; ACEF = Asian Clean Energy Fund; ASEAN+3 = Association of Southeast Asian Nations, plus the People's Republic of China, Japan, and Republic of Korea; CCF = Climate Change Fund; DEN-E = Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas; EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund; GEF = Global Environment Facility; ICFF = Investment Climate Facilitation Fund; JFPR = Japan Fund for Poverty Reduction; JSF = Japan Special Fund; KfW = German Development Bank; NDF = Nordic Development Fund; RCIF = Regional Cooperation and Integration Fund; TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Asian Development Review Workshop 2010	150.00	–	–	–	–	–		150.00
Project Preparation Support for the Cities Development Initiative for Asia	–	2,000.00	–	–	–	–		2,000.00
2011 International Comparison Program for Asia and the Pacific	1,500.00	–	–	–	–	–		1,500.00
Investment Forum for Food Security in Asia and the Pacific	225.00	–	–	–	–	–		225.00
Establishing Global Research Alliances	1,100.00	–	–	–	–	–		1,100.00
Asia 2050	1,300.00	–	–	–	–	–		1,300.00
Study on a South Asia Regional Power Exchange	–	–	750.00	–	–	–		750.00
Strengthening the Asia Pacific Adaptation Network	–	–	–	–	–	350.00	Finland	350.00
Asian Bonds Online Website Project, Phase III	–	–	–	–	1,000.00	–		1,000.00
Selected Evaluation Studies for 2010, Phase 1	750.00	–	–	–	–	–		750.00
Developing a Regional Social Investment Exchange Initiative	–	–	–	–	–	600.00	ICFF	600.00
Promoting Regional Infrastructure Development	1,175.00	–	1,000.00	–	–	–		2,175.00
Central Asia Regional Economic Cooperation: Power Sector Regional Master Plan	500.00	–	1,500.00	–	–	–		2,000.00
Outreach for Good Governance and Development Effectiveness through the Accountability Mechanism	225.00	–	–	–	–	–		225.00
Assessment of Impediments and Actions Required for Achieving an ASEAN Economic Community by 2015	500.00	–	–	–	–	–		500.00
Turkmenistan–Afghanistan–Pakistan–India Natural Gas Pipeline	225.00	–	–	–	–	–		225.00
Asian Development Outlook 2011	690.00	–	–	–	–	–		690.00
Enabling Climate Change Responses in Asia and the Pacific – Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	500.00	–	–	–	–	920.00	ACEF/ United Kingdom	1,420.00
Strategic Research for Sustainable Food and Nutrition Security in Asia	4,000.00	–	–	–	–	–		4,000.00
Sovereign Debt Sustainability in Asia and the Pacific	455.00	–	–	–	–	–		455.00
Enabling Climate Change Responses in Asia and the Pacific – Design of the Climate Public–Private Partnership Fund (Subproject 5)	211.00	–	–	–	–	–		211.00
Implementing Impact Evaluation at ADB	1,000.00	–	–	–	–	–		1,000.00
Diagnosing Critical Constraints to Growth and Structural Transformation in Selected Developing Member Countries	1,000.00	–	–	–	–	–		1,000.00
Assessing the Financial Landscape and Formulating Milestones for Monetary and Financial Integration in ASEAN, Phase 2	725.00	–	–	–	–	–		725.00
Asia Pacific Health Observatory	500.00	–	–	–	–	–		500.00
Selected Evaluation Studies for 2010, Phase 2	1,102.00	–	–	–	–	–		1,102.00
Promoting Gender Equality in the Labor Market for More Inclusive Growth	500.00	–	–	–	–	–		500.00
Turkmenistan–Afghanistan–Pakistan–India Natural Gas Pipeline (Phase 2)	225.00	–	–	–	–	–		225.00
Subtotal	21,406.00	4,000.00	3,250.00	–	1,000.00	5,749.00		35,405.00
TOTAL	**64,288.15**	**7,500.00**	**13,700.00**	–	**1,181.00**	**46,899.25**		**133,568.40**

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ASEAN = Association of Southeast Asian Nations, CCF = Climate Change Fund, ICFF = Investment Climate Facilitation Fund, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

Statistical Annex 21

NET TRANSFER OF RESOURCES
(ORDINARY CAPITAL RESOURCES, ASIAN DEVELOPMENT FUND, AND OTHER SPECIAL FUND GRANTS), 2008–2010
($ million)

	OCR[a]			ADF[b]			Grants[c]		
Country	2008	2009	2010	2008	2009	2010	2008	2009	2010
Afghanistan	8.37	4.95	(21.00)	46.78	69.22	59.60	7.99	45.12	170.07
Armenia	–	–	23.62	8.03	119.05	20.97	–	–	–
Azerbaijan	2.87	34.58	34.84	8.62	14.73	4.65	–	–	–
Bangladesh	87.47	667.08	133.03	237.99	93.15	15.29	1.09	1.24	2.31
Bhutan	–	8.02	20.91	0.87	18.00	14.71	2.80	4.63	17.59
Cambodia	6.95	(0.63)	(0.43)	89.16	38.61	25.57	31.27	21.58	17.87
China, People's Republic of	703.60	903.19	929.14	–	–	–	–	–	0.20
Cook Islands	–	–	9.98	0.40	(1.24)	(0.41)	–	–	–
Fiji	1.69	(1.58)	9.94	–	–	–	–	–	–
Georgia	(1.76)	(9.65)	107.41	69.86	110.83	36.20	–	–	–
Hong Kong, China	–	–	–	–	–	–	–	–	–
India	1,246.38	1,164.77	1,398.51	–	–	–	21.71	16.65	2.73
Indonesia	(69.88)	(409.30)	(75.42)	13.37	77.70	53.01	57.79	59.27	51.50
Kazakhstan	(47.04)	512.07	18.18	(0.26)	(0.27)	(0.27)	–	–	–
Kiribati	–	–	–	(0.29)	(0.50)	(0.50)	–	–	–
Korea, Republic of	(26.23)	(30.40)	(34.81)	–	–	–	–	–	–
Kyrgyz Republic	–	–	–	11.19	5.70	(14.85)	22.26	21.18	20.36
Lao People's Democratic Republic	0.72	(2.27)	(1.22)	13.86	(3.66)	(23.49)	10.76	33.02	35.28
Malaysia	(51.10)	(53.20)	(27.81)	–	–	–	–	–	–
Maldives	(0.18)	6.01	1.75	0.56	2.99	22.54	4.18	0.36	(0.77)
Marshall Islands	(0.47)	(0.68)	(0.43)	(1.24)	(3.28)	6.88	–	–	–
Micronesia, Federated States of	0.05	–	(0.00)	2.22	(0.63)	(0.85)	–	–	–
Mongolia	7.17	(4.32)	(2.76)	8.97	37.55	(5.95)	0.38	19.09	18.31
Myanmar	–	–	–	–	–	–	–	–	–
Nauru	(2.32)	(0.13)	(0.26)	–	–	–	–	–	–
Nepal	(11.93)	(5.91)	(6.79)	(2.40)	(1.00)	(0.43)	66.25	126.04	31.26
Pakistan	1,037.63	338.97	184.45	377.72	152.46	17.52	8.53	15.87	22.34
Papua New Guinea	(2.62)	22.38	7.57	(10.90)	(12.17)	(8.43)	1.61	2.56	3.61
Philippines	237.15	967.70	(280.93)	(42.14)	(48.03)	(49.18)	–	3.00	–
Samoa	–	–	–	(1.81)	1.61	20.39	0.58	3.90	2.47
Singapore	–	–	–	–	–	–	–	–	–
Solomon Islands	–	–	–	(2.23)	(3.45)	(3.33)	0.38	0.95	10.38
Sri Lanka	67.38	72.95	169.80	52.24	34.53	(9.89)	42.69	41.43	26.26
Taipei,China	–	–	–	–	–	–	–	–	–
Tajikistan	–	–	–	46.87	59.86	29.42	2.46	44.18	12.22
Thailand	(13.56)	(10.43)	11.14	(4.63)	(46.67)	–	–	–	–
Timor-Leste	–	–	–	–	–	–	5.25	3.30	1.51
Tonga	–		–	(1.63)	(1.59)	(1.96)	0.52	1.02	5.65
Turkmenistan	–	–	–	–	–	–	–	–	–
Tuvalu	–	–	–	0.28	0.07	0.01	–	1.24	–
Uzbekistan	7.01	69.34	12.15	2.51	18.40	35.81	–	–	–
Vanuatu	–	–	–	(1.74)	(1.98)	(2.17)	–	–	–
Viet Nam	(14.34)	652.43	137.82	187.03	364.23	138.12	10.23	10.19	6.81
Regional	17.63	(1.88)	138.60	0.55	0.43	0.14	8.58	5.98	1.59
TOTAL[d]	3,190.63	4,894.05	2,896.97	1,109.79	1,094.67	379.10	307.28	481.80	459.53

– = nil, ( ) = negative, 0.00 = amount is less than $0.01 million, ADF = Asian Development Fund, OCR = ordinary capital resources.

a Net transfer of resources for OCR defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes nonsovereign loans and net equity investments.

b Net transfer of resources for ADF defined as loan disbursements less principal repayments and interest/charges received.

c Net transfer of resources for grants defined as disbursements funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

d Totals may not add up because of rounding.

Statistical Annex 22

NET TRANSFER OF RESOURCES
(ORDINARY CAPITAL RESOURCES, ASIAN DEVELOPMENT FUND, AND OTHER SPECIAL FUND GRANTS),[a] 2001–2010
($ million)

Country	2001–2005 Average	2006	2007	2008	2009	2010
Afghanistan	46.77	80.31	129.82	63.14	119.29	208.67
Armenia	–	–	–	8.03	119.05	44.58
Azerbaijan	0.10	7.95	55.33	11.49	49.31	39.49
Bangladesh	68.98	107.93	99.26	326.55	761.48	150.63
Bhutan	7.44	0.47	6.43	3.67	30.65	53.21
Cambodia	67.76	48.85	52.81	127.38	59.56	43.01
China, People's Republic of	(224.78)	517.25	607.60	703.60	903.19	929.34
Cook Islands	0.31	(0.34)	(0.72)	0.40	(1.24)	9.57
Fiji	1.52	2.62	1.89	1.69	(1.58)	9.94
Georgia	–	–	24.75	68.10	101.18	143.61
Hong Kong, China	–	–	–	–	–	–
India	(423.43)	283.08	1,194.88	1,268.09	1,181.42	1,401.25
Indonesia	(79.76)	101.68	313.35	1.28	(272.33)	29.08
Kazakhstan	(60.09)	116.78	(14.17)	(47.30)	511.80	17.91
Kiribati	1.60	(0.10)	(0.25)	(0.29)	(0.50)	(0.50)
Korea, Republic of	(870.24)	(19.32)	(20.47)	(26.23)	(30.40)	(34.81)
Kyrgyz Republic	35.53	36.26	25.00	33.45	26.89	5.51
Lao People's Democratic Republic	43.33	63.17	66.46	25.34	27.08	10.57
Malaysia	(56.05)	(66.85)	(37.11)	(51.10)	(53.20)	(27.81)
Maldives	4.82	5.59	8.70	4.56	9.36	23.52
Marshall Islands	3.96	(0.73)	(2.85)	(1.71)	(3.96)	6.45
Micronesia, Federated States of	1.52	1.94	2.83	2.27	(0.63)	(0.86)
Mongolia	28.75	13.36	11.34	16.52	52.32	9.61
Myanmar	(0.29)	–	–	–	–	–
Nauru	(0.01)	–	–	(2.32)	(0.13)	(0.26)
Nepal	(3.27)	56.46	43.32	51.92	119.13	24.04
Pakistan	(98.51)	528.80	576.10	1,423.88	507.30	224.31
Papua New Guinea	(9.11)	(34.35)	(34.65)	(11.91)	12.76	2.74
Philippines	(137.40)	268.45	45.88	195.01	922.66	(330.12)
Samoa	(0.19)	(1.99)	(2.47)	(1.23)	5.52	22.85
Singapore	–	–	–	–	–	–
Solomon Islands	(0.67)	2.35	1.72	(1.86)	(2.50)	7.04
Sri Lanka	121.63	86.76	64.02	162.31	148.92	186.16
Taipei,China	–	–	–	–	–	–
Tajikistan	15.00	34.05	36.90	49.33	104.05	41.64
Thailand	(451.58)	(120.78)	(55.06)	(18.19)	(57.10)	11.14
Timor-Leste	–	1.00	0.45	5.25	3.30	1.51
Tonga	1.19	(1.46)	(1.55)	(1.11)	(0.57)	3.69
Turkmenistan	–	–	–	–	–	–
Tuvalu	0.25	1.14	1.07	0.28	1.31	0.01
Uzbekistan	43.87	27.54	12.78	9.52	87.74	47.95
Vanuatu	(0.16)	(1.08)	(1.28)	(1.74)	(1.98)	(2.17)
Viet Nam	202.82	136.07	169.44	182.92	1,026.85	282.76
Regional	(9.46)	22.61	9.60	26.76	4.53	140.32
TOTAL[b]	(1,727.86)	2,305.50	3,391.11	4,607.70	6,470.52	3,735.59

– = nil, ( ) = negative.

a Net transfer of resources defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes nonsovereign loans, net equity investments, and grants under Asian Development Fund and other special funds.

b Totals may not add up because of rounding.

Statistical Annex 23
ASIAN DEVELOPMENT FUND RESOURCES AND COMMITMENT AUTHORITY

ADF-CONTRIBUTED RESOURCES
($ million; as of 31 December 2010)

Country	Valued as of 31 December 2009 ($ equivalent)	Change in 2010: Addition ($ equivalent)	Change in 2010: Exchange Rate Adjustment ($ equivalent)	Change in 2010: Net Change ($ equivalent)	Valued as of 31 December 2010 ($ equivalent)	Valued as of 31 December 2010 (SDR equivalent)[a]
Australia	1,772.29	67.16	(393.10)	(325.95)	1,446.34	939.17
Austria	284.02	7.86	(20.15)	(12.29)	271.73	176.44
Belgium	244.60	6.67	(18.00)	(11.33)	233.27	151.47
Brunei Darussalam	10.68	1.21	(0.04)	1.17	11.85	7.70
Canada	1,913.06	45.32	(249.07)	(203.75)	1,709.31	1,109.92
China, People's Republic of	36.05	6.44	–	6.44	42.49	27.59
Denmark	270.59	8.78	(5.78)	3.00	273.59	177.65
Finland	149.89	13.30	(11.17)	2.13	152.02	98.71
France	1,420.77	27.58	(101.58)	(74.00)	1,346.78	874.51
Germany	2,033.03	33.94	(146.00)	(112.06)	1,920.97	1,247.36
Hong Kong, China	60.49	6.03	0.00	6.03	66.53	43.20
Indonesia	14.96	–	–	–	14.96	9.71
Ireland	42.34	8.51	(2.94)	5.56	47.91	31.11
Italy	934.05	–	(68.42)	(68.42)	865.64	562.09
Japan	15,839.57	463.29	2,151.60	2,614.89	18,454.46	11,983.18
Korea, Republic of	276.06	28.60	(30.97)	(2.37)	273.69	177.72
Luxembourg	49.81	0.96	(3.65)	(2.69)	47.12	30.60
Malaysia	13.97	1.46	(0.24)	1.21	15.18	9.86
Nauru	1.93	(1.63)	–	(1.63)	0.30	0.20
The Netherlands	838.51	20.82	(59.91)	(39.09)	799.42	519.09
New Zealand	125.45	0.27	(24.95)	(24.69)	100.76	65.43
Norway	232.04	9.39	(39.38)	(29.99)	202.05	131.20
Portugal	101.86	4.26	(7.08)	(2.82)	99.04	64.31
Singapore	9.34	2.29	(0.21)	2.08	11.42	7.41
Spain	414.32	24.34	(29.00)	(4.67)	409.65	266.00
Sweden	316.51	13.57	(24.79)	(11.22)	305.29	198.24
Switzerland	466.43	11.23	(10.66)	0.57	467.00	303.24
Taipei,China	65.69	4.95	–	4.95	70.64	45.87
Thailand	10.23	0.87	(0.41)	0.46	10.69	6.94
Turkey	109.52	–	(0.03)	(0.03)	109.50	71.10
United Kingdom	1,009.17	47.21	(39.62)	7.58	1,016.75	660.21
United States	3,587.21	–	–	–	3,587.21	2,329.31
TOTAL	**32,654.45**	**864.64**	**864.47**	**1,729.11**	**34,383.56**	**22,326.55**

– = nil, SDR = special drawing right.
Note: Totals may not add up because of rounding.
a SDR equivalent of the US dollar amount valued at $1.54003 per SDR as of 31 December 2010.

ADF COMMITMENT AUTHORITY
($ million; as of 31 December 2010)

	2009	2010
Carryover of ADF IX Commitment Authority[a]	123.74	122.00
ADF X Contributions	837.61	1,802.08[b, c]
ADF IX Contributions	112.82	111.78[d]
ADF VIII Contributions	8.32	8.20[e]
Reflow-based Resources	3,345.78	4,520.76[f]
OCR Net Income Transfer	120.00	240.00
Savings and Cancellations	314.38	650.03
Credits from Accelerated Note Encashment Program		
Total ADF X Commitment Authority	4,862.65	7,454.84
Less: Loans and Grants Committed	3,129.45	6,306.60
ADF Commitment Authority Available for Future Commitments	1,733.20	1,148.24

ADF = Asian Development Fund, OCR = ordinary capital resources, SDR = special drawing right.
Note: Totals may not add up because of rounding.
a The US dollar equivalent of SDR79.2 million at the year-end exchange rate, which reflects the cumulative commitment authority for ADF IX.
b Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until the (i) respective donors release the withheld amount, or (ii) outstanding balance has been settled.
c On 23 December 2010, the Board approved the additional contribution of the United Kingdom amounting to £6.2 million, which was deposited on 15 December 2010.
d Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.
e Represents 99.16% of Austria's fourth installment payment, which was released and made available for operational commitment.
f Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

Statistical Annex 24
TECHNICAL ASSISTANCE SPECIAL FUND
($ thousand; as of 31 December 2010)

	Total Contributions	Amount Utilized
Direct Voluntary Contributions		
Australia	2,484	2,484
Austria	159	159
Bangladesh	47	47
Belgium	1,394	1,394
Canada	3,346	3,346
China, People's Republic of	1,600	1,600
Denmark	1,963	1,963
Finland	237	237
France	1,697	1,697
Germany	3,315	3,315
Hong Kong, China	100	100
India	3,948	3,948
Indonesia	250	250
Italy	774	774
Japan	47,710	47,710
Korea, Republic of	1,900	1,900
Malaysia	909	909
The Netherlands	1,338	1,338
New Zealand	1,096	1,096
Norway	3,279	3,279
Pakistan	1,806	1,806
Singapore	1,100	1,100
Spain	190	190
Sri Lanka	6	6
Sweden	862	862
Switzerland	1,035	1,035
Taipei,China	200	200
United Kingdom	5,617	5,617
United States	1,500	1,500
Subtotal	89,862	89,862
Regularized Replenishment Contributions[a]	**721,088**	**566,832**
Transfer to Asian Development Fund	**(3,472)**	**(3,472)**
Allocation from OCR Net Income[b]	**952,234**	**858,404**
Subtotal	1,669,850	1,421,764
TOTAL	**1,759,712**	**1,511,626**

( ) = negative, OCR = ordinary capital resources.
a Represents Technical Assistance Special Fund (TASF) portion of contributions to the replenishment of the Asian Development Fund and the TASF authorized by Board of Governors' Resolutions 182, 214, 300, and 333 at historical values.
b Includes income, repayments, and reimbursements to the TASF since 1980.

Statistical Annex 25
JAPAN SPECIAL FUND—Regular and Supplementary Contributions
Statement of Activities and Change in Net Assets
($ million)

	1988–2004[a]	2005	2006	2007	2008	2009	2010	Total
Contributions Committed	876.8	27.3	24.5	27.7	17.4	–	–	973.7
Revenue	136.6	7.1	10.7	12.0	6.6	1.2	0.4	174.6
Total	1,013.4	34.4	35.2	39.7	24.0	1.2	0.4	1,148.3
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	(1.0)	–	–	–	–	–	–	(1.0)
Expenses	826.5	35.9	51.1	33.7	55.1	39.2	15.4	1,056.9
Exchange Gain (Loss)	(24.3)	(0.8)	(0.1)	–	0.2	(0.1)	(0.0)	(25.1)
Translation Adjustments	(12.5)	–	–	–	–	–	–	(12.5)
Change in Net Assets	149.1	(2.3)	(16.0)	6.0	(30.9)	(38.1)	(15.0)	52.8

– = nil, ( ) = negative, 0.0 = less than $50,000.
a Prior years' amounts have been restated to conform with the 1995 presentation.

Statistical Annex 26
JAPAN SPECIAL FUND—Asian Currency Crisis Support Facility
Statement of Activities and Change in Net Assets
($ million)

	1999–2005	2006	2007	2008	2009	2010	Total
Contributions Committed	241.0[a]	–	–	–	–	–	241.0
Revenue	4.4	1.7	1.8	1.1	0.2	0.1	9.3
Total	245.4	1.7	1.8	1.1	0.2	0.1	250.3
Transfer to Japan Fund for Poverty Reduction	(90.0)	–	–	–	–	–	(90.0)
Interest Payment Assistance Written Back	33.2	–	–	–	–	–	33.2
Expenses	129.8	(0.4)	–	(0.4)	(0.2)	(0.0)	128.8
Exchange Gain (Loss)	(1.7)	–	–	–	–	–	(1.7)
Translation Adjustments	(26.3)	–	–	–	–	–	(26.3)
Change in Net Assets	30.8	2.1	1.8	1.5	0.4	0.1	36.7

– = nil, ( ) = negative, 0.0 = less than $50,000.
a A guarantee facility is provided under the Asian Currency Crisis Support Facility for which the Government of Japan has made available noninterest-bearing, nonnegotiable notes in the amount of 360 billion yen, encashable by ADB at any time to meet a call on any guarantee. In the absence of any concluded guarantee, the note was returned to the Government of Japan on 25 March 2002.

Statistical Annex 27
JAPAN FUND FOR POVERTY REDUCTION, 2010

Project Name	Amount ($ million)
Bhutan	
Upgrading Schools and Integrated Disaster Education	3.00
Farm Roads to Support Poor Farmers' Livelihoods	3.00
India	
Improving Small Farmers' Access to Market in Bihar and Maharashtra	3.00
Supporting Microentrepreneurship for Women's Empowerment	3.00
Mongolia	
Promoting Inclusive Financial Services for the Poor	2.50
Marshall Islands	
Improved Energy Supply for Poor Households	1.76
Sri Lanka	
Post-Conflict Emergency Assistance for Livelihood Restoration of Resettled Internally Displaced People in the North	2.50
Regional	
Social Protection of the Vulnerable in the Pacific (Cook Islands, Marshall Islands, and Tonga)	3.00
TOTAL	21.76

Statistical Annex 28
PROJECTS WITH ADB-ADMINISTERED GRANT FINANCING,[a] 2010 APPROVALS

	Project Name	Amount ($ thousand)	
		Technical Assistance	Project Component
BILATERAL TRUST FUNDS			
Australia			
CAM	Outcome Monitoring and Procurement Review	100.00	
INO	Supporting Water Operators' Partnerships	825.00	
INO	Geothermal Power Development Project	1,500.00	
INO	Capacity Development for Metropolitan Sanitation Management and Health	1,000.00	
INO	Analytical and Capacity Development Partnership	23,000.00	
PNG	Microfinance Expansion		6,000.00
SOL	Second Road Improvement (Sector)		280.00
SOL	Support for the Formulation of a National Strategic Plan	200.00	
VIE	Central Mekong Delta Region Connectivity Project	1,450.00	
VIE	Health Human Resources Sector Development		11,000.00
REG	Establishment of the Pacific Infrastructure Advisory Center	1,050.00	
REG	Private Sector Development Initiative	600.00	
REG	Regional Cooperation on Knowledge Management, Policy, and Institutional Support to the Coral Triangle Initiative	168.00	
REG	Promoting Links and Improving Coordination among the Greater Mekong Subregion, the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA), the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT), and the Association of Southeast Asian Nations (ASEAN)	400.00	
REG	Tarawa Sanitation Improvement	200.00	
	Subtotal	30,493.00	17,280.00
Australia–Carbon Capture and Storage Fund under the Clean Energy Financing Partnership Facility			
REG	Determining the Potential for Carbon Capture and Storage in Southeast Asia	900.00	
	Subtotal	900.00	
Austria			
REG	Managing the Cities in Asia	2,000.00	
REG	Implementation of the Technical Support Facility under the Carbon Market Initiative	400.00	
	Subtotal	2,400.00	
Canada			
NEP	Governance Support Program (Subprogram 1) (Supplementary)		8,800.00
	Subtotal		8,800.00
People's Republic of China Regional Cooperation and Poverty Reduction Fund			
REG	Supporting the Boao Forum for Asia and the Asian Exim Banks Forum in Dialogues on Regional Economic Integration and Partnership	500.00	
REG	Strengthening the Coordination of the GMS Program	500.00	
REG	Strengthening Carbon Financing for Regional Grassland Management in Northeast Asia	400.00	
REG	Strengthening Central Asia Regional Economic Cooperation 2007–2009	500.00	
REG	Greater Mekong Subregion Phnom Penh Plan for Development Management IV	500.00	
	Subtotal	2,400.00	
Denmark–Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas			
NEP	Increasing Access to Energy in Rural Nepal	323.00	
REG	Empowering the Poor through Increasing Access to Energy	150.00	
	Subtotal	473.00	
Denmark–Second Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas			
NEP	Increasing Access to Energy in Rural Nepal	510.00	
	Subtotal	510.00	

CAM = Cambodia, GMS = Greater Mekong Subregion, INO = Indonesia, NEP = Nepal, PNG = Papua New Guinea, REG = regional, SOL = Solomon Islands, VIE = Viet Nam.
a Grant project components that are not administered by ADB are in Statistical Annex 5.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
Republic of Korea e-Asia and Knowledge Partnership Fund			
PRC	Strengthening Capacity to Address Climate Change for Small and Medium-sized City Development	500.00	
MON	Public Transport Information and Communication Technology	500.00	
PHI	Computer Access Mentorship Program—a Public–Private Partnership for Enhancing Education Quality	500.00	
THA	Mainstreaming Public–Private Partnerships	500.00	
REG	Updating and Improving the Social Protection Index	500.00	
REG	Establishment of e-Systems in Support of Infrastructure Finance in Asia	500.00	
REG	Comparative Infrastructure Development Assessment of the Kingdom of Thailand and the Republic of Korea	400.00	
REG	Promoting an Interlinked ASEAN Capital Market	500.00	
REG	Sharing Knowledge on Community-Driven Development in Asia and the Pacific	500.00	
REG	Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	500.00	
	Subtotal	4,900.00	
Finland			
NEP	Increasing Access to Energy in Rural Nepal	100.00	
REG	Strengthening the Asia Pacific Adaptation Network	350.00	
	Subtotal	450.00	
France			
PHI	Urban Water Supply and Sanitation	2,000.00	
REG	Ensuring Sustainability of Greater Mekong Subregion Regional Power Development	1,350.00	
	Subtotal	3,350.00	
Germany			
REG	Managing the Cities in Asia	422.00	
REG	Supporting the Third High-Level Forum on Aid Effectiveness and Its Preparatory Consultation Process	66.00	
	Subtotal	488.00	
Japan–Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility			
BAN	Energy Efficiency Improvement	1,500.00	
PHI	Three Wind Farm Projects in Luzon	630.00	
REG	Empowering the Poor through Increasing Access to Energy	2,000.00	
REG	Enabling Climate Change Responses in Asia and the Pacific—Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	700.00	
REG	Knowledge Platform Development for the Asia Solar Energy Initiative	2,000.00	
REG	Needs Assessment and Development of the Solar Energy Program	1,000.00	
REG	Strengthening the Capacity of Pacific Developing Member Countries to Respond to Climate Change (Phase 1)	1,500.00	
REG	Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	800.00	
	Subtotal	10,130.00	
Japan Fund for Poverty Reduction			
AFG	Power Sector Master Plan	1,500.00	
BAN	Support to Local Government Engineering Department in Institutionalizing Women's Benefits from Rural Infrastructure Initiatives	500.00	
COO	Public Finance Management and Public Sector Performance Review	300.00	

AFG = Afghanistan, ASEAN = Association of Southeast Asian Nations, BAN = Bangladesh, COO = Cook Islands, MON = Mongolia, NEP = Nepal, PHI = Philippines, PRC = People's Republic of China, REG = regional, SRI = Sri Lanka, THA = Thailand.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
IND	Capacity Development for Project Management of Infrastructure Development for Rural Livelihood Enhancement	1,000.00	
IND	Deepening Capacity Building for Mainstreaming Public–Private Partnerships	2,000.00	
INO	Institutional Strengthening for the Water Resources Sector	500.00	
INO	Capacity Development Assistance for Public–Private Partnerships	500.00	
INO	Strengthening National Public Procurement Processes	1,000.00	
LAO	Rural Access Improvement Project along the East–West Economic Corridor	1,200.00	
LAO	Capacity Strengthening for Gender Mainstreaming in the Agriculture Sector	480.00	
LAO	Support for Post-Private Sector and Small and Medium-Sized Enterprises Development Program Partnership Framework	1,000.00	
MON	Updating the Energy Sector Development Plan	1,000.00	
MON	Ulaanbaatar Water and Sanitation Services and Planning Improvement	600.00	
MON	Reforming Higher Education for a Knowledge Society	400.00	
NEP	Integrated Urban Development	800.00	
NEP	Energy Access and Efficiency Improvement Project II	600.00	
NEP	Hydropower Development for Energy Crisis	2,000.00	
NEP	Decentralized Rural Infrastructure and Livelihood Project II	500.00	
PHI	Decentralized Framework for Sustainable Natural Resources and Rural Infrastructure Management	1,300.00	
PHI	Support for Social Protection Reform	1,400.00	
SOL	Supporting Transport Sector Development	800.00	
SRI	Technical Education and Vocational Training Sector Development	800.00	
SRI	Lagging Local Authorities Infrastructure Development	700.00	
SRI	Multimodal Transport	1,000.00	
TIM	Support for Effective Aid Management	600.00	
TIM	Supporting Road Network Development	225.00	
VAN	State-Owned Enterprise Rationalization Program	500.00	
VIE	Strengthening Institutional and Financial Arrangements, Operations and Maintenance, and Governance in Road Transport	1,000.00	
REG	Capacity Development of Selected Developing Member Countries on International Taxation: Eighteenth Tax Conference	181.00	
REG	Asian Bonds Online Website Project, Phase III	1,000.00	
	Subtotal	25,386.00	
Japan–Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility			
REG	Promoting an Interlinked ASEAN Capital Market	1,500.00	
REG	Developing a Regional Social Investment Exchange Initiative	600.00	
REG	Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	1,000.00	
REG	Improving Liquidity of Bond Market in ASEAN+3	1,250.00	
REG	Best Practice for Regulatory Framework and Use of Credit Rating Information of Domestic Credit Rating Agencies in South Asia	550.00	
REG	Broadening Investor Base for Local Currency Bonds in ASEAN+3	1,100.00	
REG	Strengthening Local Chambers of Commerce and Industry along the East–West Economic Corridor to Promote Trade, Investment and Value Chains	600.00	
REG	Strengthening Institutional Capacity to Compile and Analyze Financial Soundness Indicators for Investment Climate Assessment	500.00	
	Subtotal	7,100.00	

ASEAN = Association of Southeast Asian Nations; ASEAN+3 = Association of Southeast Asian Nations plus the People's Republic of China, Japan, and the Republic of Korea; IND = India; INO = Indonesia; LAO = Lao People's Democratic Republic; MON = Mongolia; NEP = Nepal; PHI = Philippines; REG = regional; SOL = Solomon Islands; SRI = Sri Lanka; TIM = Timor-Leste, VAN = Vanuatu, VIE = Viet Nam.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
New Zealand			
PNG	Strengthening Rural Primary Health Services Delivery	90.00	
SOL	Second Road Improvement (Sector)		358.00
	Subtotal	90.00	358.00
Spain			
GEO	Regional Power Transmission Enhancement Project	850.00	
GEO	Developing a Geospatial Urban Water Supply and Sanitation Utility Management Systems	800.00	
	Subtotal	1,650.00	
Sweden			
REG	Managing the Cities in Asia	1,365.00	
	Subtotal	1,365.00	
United Kingdom			
BAN	Second Urban Primary Health Care Project	225.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Sustainable Coastal Protection and Management (Subproject 3)	90.00	
IND	Advanced Project Preparedness for Poverty Reduction – Meghalaya Public Resources Management Development Program (Subproject 8)	200.00	
IND	Advanced Project Preparedness for Poverty Reduction – Madhya Pradesh Urban Environmental Improvement Project (Subproject 8)	700.00	
IND	Advanced Project Preparedness for Poverty Reduction – Preparing an Investment Plan for Himachal Pradesh Urban Development (Subproject 7)	600.00	
IND	Advanced Project Preparedness for Poverty Reduction – Land Transport Management and Master Plan for Sikkim (Subproject 6)	1,100.00	
IND	Advanced Project Preparedness for Poverty Reduction – Water Users Association Empowerment for Improved Irrigation Management in Chhatisgarh (Subproject 4 of Cluster TA C-TA003)	700.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Community-Based Flood Risk Management in Assam (Subproject 10)	600.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Jharkhand State Roads Sector (Subproject 11)	1,100.00	
IND	Advanced Project Preparedness for Poverty Reduction – Institutional Development for a Value Chain Approach to Agribusiness in Bihar and Maharastra (Subproject 12)	850.00	
REG	Enabling Climate Change Responses in Asia and the Pacific – Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	220.00	
REG	Private Sector-Led Integration and Free Trade Agreements in South Asia	131.25	
	Subtotal	6,516.25	
MULTIDONOR COOPERATION FUNDS/PARTNERSHIPS			
Cooperation Fund for Regional Trade and Financial Security Initiative			
LAO	Enhancing Financial Sector Supervision	250.00	
	Subtotal	250.00	
European Union			
INO	Analytical and Capacity Development Partnership	27,000.00	
	Subtotal	27,000.00	
Gender and Development Cooperation Fund			
PHI	Strengthened Gender Impacts for Social Protection	300.00	
REG	Promoting Gender Equality and Women's Empowerment	835.00	
	Subtotal	1,135.00	
Global Environment Facility			
INO	Citarum Watershed Management and Biodiversity Conservation		3,750.00
NEP	Kathmandu Sustainable Urban Transport		2,520.00

BAN = Bangladesh, GEO = Georgia, IND = India, INO = Indonesia, LAO = Lao People's Democratic Republic, NEP = Nepal, PHI = Philippines, PNG = Papua New Guinea, PRC = People's Republic of China, REG = regional, SOL = Solomon Islands, VIE = Viet Nam.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
PRC	Integrated Renewable Biomass Energy Development Sector		9,200.00
VIE	Sustainable Rural Infrastructure Development Project in the Northern Mountain Provinces	50.00	
REG	Promoting Energy Efficiency in the Pacific	200.00	
REG	Strengthening Coastal and Marine Resources Management in the Coral Triangle of the Pacific (Phase 2)	13,100.00	
	Subtotal	13,350.00	15,470.00
International Federation of Red Cross and Red Crescent Society			
SRI	Conflict-Affected Region Emergency		1,500.00
	Subtotal		1,500.00
International Fund for Agricultural Development			
NEP	Preparation of the Agricultural Development Strategy	500.00	
	Subtotal	500.00	
Multidonor Clean Energy Fund under the Clean Energy Financing Partnership Facility			
INO	Java–Bali Electricity Distribution Performance Improvement		1,000.00
PRC	Developing Smart Grid Technology for Efficient Utilization of Renewable Energy	900.00	
PRC	Integrated Renewable Biomass Energy Development Sector		3,000.00
PRC	Renewable Energy Development in Qinghai	200.00	
PRC	Municipal Natural Gas Infrastructure Development Project (Phase 2)	592.00	
PRC	Innovative Financing Mechanisms for Energy Efficiency and Emission Reduction in Small and Medium-Sized Enterprises	300.00	
THA	Solar Power Project (Thailand)		2,000.00
REG	Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	200.00	
	Subtotal	2,192.00	6,000.00
Multidonor Trust Fund under the Water Financing Partnership Facility			
PRC	Effective Reservoir Utilization for Integrated Water Resources Management	200.00	
PRC	Strengthening Participatory Irrigation Management and Project Management Capacity in Qinghai Province	200.00	
IND	Water Users Empowerment for Improved Irrigation Management in Chhattisgarh	150.00	
VIE	Ho Chi Minh City Water Supply Project	300.00	
REG	Enabling Climate Change Responses in Asia and the Pacific – Supporting Investments in Water and Climate Change (Subproject 1)	1,000.00	
REG	Knowledge and Innovation Support for ADB's Water Financing Program	1,500.00	
	Subtotal	3,350.00	
Nordic Development Fund			
LAO	Capacity Enhancement for Coping with Climate Change	2,800.00	
REG	Managing the Cities in Asia	92.00	
	Subtotal	2,892.00	
Pilot Program for Climate Resilience under the Strategic Climate Fund			
NEP	Supporting Government Planning in Building Climate Resilience	225.00	
TAJ	Climate Resiliency for Natural Resources Investments	750.00	
	Subtotal	975.00	
TOTAL		**150,245.25**	**49,408.00**

IND = India, INO = Indonesia, LAO = Lao People's Democratic Republic, NEP = Nepal, PRC = People's Republic of China, REG = regional, SRI = Sri Lanka, TAJ = Tajikistan, THA = Thailand, VIE = Viet Nam.

Statistical Annex 29

CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010

PROJECT LOANS—ORDINARY CAPITAL RESOURCES (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	0.00	0.00	0.00	0.00	0.00	0.00
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	0.33	0.01	6.18	7.48	6.51	0.18
Austria	0.00	0.00	0.01	0.02	0.01	0.00
Azerbaijan	165.75	4.80	0.00	0.00	165.75	4.69
Bangladesh	6.75	0.20	0.01	0.01	6.76	0.19
Belgium	0.00	0.00	0.00	0.00	0.00	0.00
Bhutan	0.00	0.00	0.00	0.00	0.00	0.00
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	0.00	0.00	0.00	0.00	0.00	0.00
Canada	0.85	0.02	1.44	1.74	2.28	0.06
China, People's Republic of	1,540.30	44.63	8.62	10.43	1,548.91	43.83
Cook Islands	0.00	0.00	0.00	0.00	0.00	0.00
Denmark	0.00	0.00	0.02	0.03	0.02	0.00
Fiji	7.55	0.22	0.00	0.00	7.55	0.21
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	1.35	0.04	4.25	5.14	5.60	0.16
Georgia	0.00	0.00	0.00	0.00	0.00	0.00
Germany	78.34	2.27	1.94	2.35	80.28	2.27
Hong Kong, China	0.00	0.00	0.00	0.00	0.00	0.00
India	854.64	24.77	26.11	31.60	880.75	24.93
Indonesia	17.15	0.50	2.70	3.27	19.86	0.56
Ireland	0.00	0.00	0.00	0.00	0.00	0.00
Italy	4.58	0.13	0.00	0.00	4.58	0.13
Japan	22.14	0.64	0.04	0.05	22.18	0.63
Kazakhstan	49.24	1.43	0.00	0.00	49.24	1.39
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	380.86	11.04	2.84	3.44	383.70	10.86
Kyrgyz Republic	0.00	0.00	0.00	0.00	0.00	0.00
Lao People's Democratic Republic	0.00	0.00	0.00	0.00	0.00	0.00
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	0.40	0.01	0.00	0.00	0.40	0.01
Maldives	0.00	0.00	0.00	0.00	0.00	0.00
Marshall Islands	0.00	0.00	0.00	0.00	0.00	0.00
Mongolia	0.00	0.00	0.00	0.00	0.00	0.00
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	0.00	0.00	0.00	0.00	0.00	0.00
The Netherlands	0.11	0.00	0.23	0.28	0.34	0.01
New Zealand	8.63	0.25	0.14	0.17	8.77	0.25
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	139.22	4.03	11.21	13.57	150.44	4.26
Papua New Guinea	6.46	0.19	0.37	0.45	6.83	0.19
Philippines	5.34	0.15	0.74	0.89	6.08	0.17
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.00	0.00	0.00	0.00	0.00	0.00
Singapore	0.19	0.01	0.00	0.00	0.19	0.01
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	0.01	0.00	0.00	0.00	0.01	0.00
Sri Lanka	44.11	1.28	0.00	0.00	44.11	1.25
Sweden	16.45	0.48	0.02	0.03	16.47	0.47
Switzerland	2.36	0.07	0.00	0.00	2.36	0.07
Taipei,China	1.87	0.05	0.00	0.00	1.87	0.05
Tajikistan	0.00	0.00	0.00	0.00	0.00	0.00
Thailand	0.00	0.00	1.52	1.85	1.52	0.04
Tonga	0.19	0.01	0.00	0.00	0.19	0.01
Turkey	79.06	2.29	1.04	1.25	80.10	2.27
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	0.00	0.00	1.05	1.27	1.05	0.03
United States	5.21	0.15	11.67	14.12	16.88	0.48
Uzbekistan	3.79	0.11	0.32	0.39	4.11	0.12
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	7.65	0.22	0.16	0.19	7.81	0.22
TOTAL[b]	**3,450.89**	**100.00**	**82.63**	**100.00**	**3,533.52**	**100.00**

0.00 = % is less than 0.01.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.

b Totals may not add up because of rounding.

Statistical Annex 30
CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010
PROJECT LOANS—ASIAN DEVELOPMENT FUND (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	15.49	1.90	0.00	0.00	15.50	1.64
Armenia	16.16	1.98	0.35	0.27	16.50	1.75
Australia	1.67	0.21	3.71	2.87	5.38	0.57
Austria	0.00	0.00	2.49	1.92	2.49	0.26
Azerbaijan	0.24	0.03	0.00	0.00	0.24	0.03
Bangladesh	97.14	11.93	15.45	11.95	112.60	11.93
Belgium	0.04	0.01	0.00	0.00	0.04	0.00
Bhutan	4.51	0.55	0.00	0.00	4.51	0.48
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	7.78	0.96	0.02	0.02	7.80	0.83
Canada	0.00	0.00	4.95	3.83	4.95	0.52
China, People's Republic of	105.14	12.91	0.00	0.00	105.14	11.14
Cook Islands	0.01	0.00	0.00	0.00	0.01	0.00
Denmark	0.57	0.07	0.05	0.04	0.62	0.07
Fiji	0.00	0.00	0.00	0.00	0.00	0.00
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	0.49	0.06	3.22	2.49	3.71	0.39
Georgia	28.50	3.50	0.00	0.00	28.50	3.02
Germany	88.71	10.90	7.27	5.62	95.98	10.17
Hong Kong, China	0.13	0.02	0.00	0.00	0.13	0.01
India	7.99	0.98	5.14	3.98	13.13	1.39
Indonesia	117.22	14.40	18.79	14.53	136.01	14.41
Ireland	0.21	0.03	0.00	0.00	0.21	0.02
Italy	0.17	0.02	0.00	0.00	0.17	0.02
Japan	5.22	0.64	2.25	1.74	7.47	0.79
Kazakhstan	0.00	0.00	0.00	0.00	0.00	0.00
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	21.16	2.60	7.85	6.07	29.01	3.07
Kyrgyz Republic	0.13	0.02	0.30	0.23	0.43	0.05
Lao People's Democratic Republic	5.93	0.73	0.01	0.01	5.94	0.63
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	1.66	0.20	0.00	0.00	1.66	0.18
Maldives	0.91	0.11	0.02	0.02	0.93	0.10
Marshall Islands	0.21	0.03	0.00	0.00	0.21	0.02
Mongolia	12.99	1.60	0.35	0.27	13.35	1.41
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	28.15	3.46	7.52	5.82	35.67	3.78
The Netherlands	0.03	0.00	1.01	0.78	1.05	0.11
New Zealand	5.63	0.69	1.07	0.83	6.70	0.71
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	33.25	4.08	3.41	2.63	36.66	3.89
Papua New Guinea	4.32	0.53	0.54	0.42	4.86	0.52
Philippines	0.17	0.02	15.11	11.68	15.28	1.62
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.05	0.01	0.00	0.00	0.05	0.01
Singapore	1.21	0.15	0.00	0.00	1.21	0.13
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	4.90	0.60	0.50	0.39	5.40	0.57
Sri Lanka	88.11	10.82	5.01	3.88	93.12	9.87
Sweden	0.00	0.00	0.00	0.00	0.00	0.00
Switzerland	0.02	0.00	2.55	1.98	2.58	0.27
Taipei,China	0.55	0.07	0.00	0.00	0.55	0.06
Tajikistan	2.57	0.32	0.17	0.13	2.73	0.29
Thailand	2.72	0.33	0.39	0.30	3.11	0.33
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	0.28	0.03	0.00	0.00	0.28	0.03
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	2.11	0.26	3.66	2.83	5.77	0.61
United States	5.23	0.64	1.44	1.12	6.67	0.71
Uzbekistan	25.84	3.17	2.63	2.03	28.46	3.02
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	68.70	8.44	12.07	9.33	80.77	8.56
TOTAL[b]	**814.27**	**100.00**	**129.31**	**100.00**	**943.58**	**100.00**

0.00 = % is less than 0.01.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.
b Totals may not add up because of rounding.

Statistical Annex 31

CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010

PROJECT LOANS—ORDINARY CAPITAL RESOURCES AND ASIAN DEVELOPMENT FUND (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	15.49	0.36	0.00	0.00	15.50	0.35
Armenia	16.16	0.38	0.35	0.16	16.50	0.37
Australia	2.00	0.05	9.89	4.67	11.89	0.27
Austria	0.00	0.00	2.50	1.18	2.50	0.06
Azerbaijan	165.99	3.89	0.00	0.00	165.99	3.71
Bangladesh	103.89	2.44	15.46	7.30	119.35	2.67
Belgium	0.04	0.00	0.00	0.00	0.04	0.00
Bhutan	4.51	0.11	0.00	0.00	4.51	0.10
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	7.78	0.18	0.02	0.01	7.80	0.17
Canada	0.85	0.02	6.39	3.02	7.24	0.16
China, People's Republic of	1,645.44	38.58	8.62	4.07	1,654.06	36.94
Cook Islands	0.01	0.00	0.00	0.00	0.01	0.00
Denmark	0.57	0.01	0.07	0.03	0.64	0.01
Fiji	7.55	0.18	0.00	0.00	7.55	0.17
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	1.84	0.04	7.47	3.52	9.31	0.21
Georgia	28.50	0.67	0.00	0.00	28.50	0.64
Germany	167.05	3.92	9.21	4.35	176.27	3.94
Hong Kong, China	0.13	0.00	0.00	0.00	0.13	0.00
India	862.63	20.22	31.25	14.74	893.88	19.97
Indonesia	134.37	3.15	21.49	10.14	155.86	3.48
Ireland	0.21	0.00	0.00	0.00	0.21	0.00
Italy	4.75	0.11	0.00	0.00	4.75	0.11
Japan	27.36	0.64	2.29	1.08	29.65	0.66
Kazakhstan	49.24	1.15	0.00	0.00	49.24	1.10
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	402.02	9.43	10.69	5.04	412.71	9.22
Kyrgyz Republic	0.13	0.00	0.30	0.14	0.43	0.01
Lao People's Democratic Republic	5.93	0.14	0.01	0.01	5.94	0.13
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	2.07	0.05	0.00	0.00	2.07	0.05
Maldives	0.91	0.02	0.02	0.01	0.93	0.02
Marshall Islands	0.21	0.00	0.00	0.00	0.21	0.00
Mongolia	12.99	0.30	0.35	0.17	13.35	0.30
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	28.15	0.66	7.52	3.55	35.67	0.80
The Netherlands	0.15	0.00	1.24	0.59	1.39	0.03
New Zealand	14.26	0.33	1.22	0.57	15.47	0.35
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	172.47	4.04	14.62	6.90	187.10	4.18
Papua New Guinea	10.78	0.25	0.91	0.43	11.69	0.26
Philippines	5.51	0.13	15.85	7.48	21.36	0.48
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.05	0.00	0.00	0.00	0.05	0.00
Singapore	1.40	0.03	0.00	0.00	1.40	0.03
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	4.90	0.11	0.50	0.24	5.40	0.12
Sri Lanka	132.22	3.10	5.01	2.37	137.23	3.07
Sweden	16.45	0.39	0.02	0.01	16.47	0.37
Switzerland	2.38	0.06	2.55	1.21	4.93	0.11
Taipei,China	2.42	0.06	0.00	0.00	2.42	0.05
Tajikistan	2.57	0.06	0.17	0.08	2.73	0.06
Thailand	2.72	0.06	1.91	0.90	4.64	0.10
Tonga	0.19	0.00	0.00	0.00	0.19	0.00
Turkey	79.34	1.86	1.04	0.49	80.38	1.80
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	2.11	0.05	4.71	2.22	6.82	0.15
United States	10.44	0.24	13.11	6.19	23.55	0.53
Uzbekistan	29.63	0.69	2.95	1.39	32.58	0.73
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	76.35	1.79	12.23	5.77	88.58	1.98
TOTAL[b]	**4,265.15**	**100.00**	**211.94**	**100.00**	**4,477.10**	**100.00**

0.00 = % is less than 0.01.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.

b Totals may not add up because of rounding.

Statistical Annex 32

ESTIMATES OF PAYMENT TO SUPPLYING COUNTRIES FOR FOREIGN PROCUREMENT UNDER PROGRAM LENDING,[a] 2010

	Ordinary Capital Resources (OCR)		Asian Development Fund (ADF)		Combined OCR and ADF	
Country	$ million	% Distribution	$ million	% Distribution	$ million	% Distribution
Afghanistan	0.22	0.02	0.99	0.22	1.20	0.07
Armenia	1.74	0.14	0.00	0.00	1.74	0.10
Australia	68.45	5.66	10.26	2.27	78.71	4.73
Austria	5.45	0.45	2.43	0.54	7.88	0.47
Azerbaijan	16.00	1.32	0.00	0.00	16.00	0.96
Bangladesh	0.86	0.07	1.12	0.25	1.98	0.12
Belgium	20.57	1.70	5.23	1.15	25.80	1.55
Bhutan	0.31	0.03	0.05	0.01	0.35	0.02
Brunei Darussalam	7.80	0.64	0.03	0.01	7.83	0.47
Cambodia	0.00	0.00	0.00	0.00	0.01	0.00
Canada	18.23	1.51	8.85	1.96	27.08	1.63
China, People's Republic of	143.69	11.88	90.82	20.06	234.51	14.10
Cook Islands	10.00	0.83	0.00	0.00	10.00	0.60
Denmark	2.44	0.20	1.64	0.36	4.08	0.25
Fiji	0.00	0.00	2.18	0.48	2.18	0.13
Finland	4.15	0.34	2.44	0.54	6.59	0.40
France	20.98	1.73	10.32	2.28	31.30	1.88
Georgia	0.02	0.00	0.01	0.00	0.03	0.00
Germany	60.10	4.97	21.84	4.82	81.93	4.93
Hong Kong, China	31.28	2.59	6.79	1.50	38.07	2.29
India	35.73	2.95	51.30	11.33	87.03	5.23
Indonesia	10.96	0.91	14.31	3.16	25.27	1.52
Ireland	1.57	0.13	0.67	0.15	2.24	0.13
Italy	25.34	2.09	11.73	2.59	37.07	2.23
Japan	112.29	9.28	23.00	5.08	135.28	8.14
Kazakhstan	1.02	0.08	0.06	0.01	1.08	0.06
Kiribati	0.00	0.00	0.02	0.00	0.02	0.00
Korea, Republic of	62.77	5.19	14.47	3.20	77.24	4.65
Kyrgyz Republic	0.04	0.00	0.00	0.00	0.04	0.00
Lao People's Democratic Republic	0.00	0.00	0.02	0.00	0.02	0.00
Luxembourg	0.13	0.01	0.03	0.01	0.16	0.01
Malaysia	58.22	4.81	26.29	5.81	84.51	5.08
Maldives	0.07	0.01	0.05	0.01	0.12	0.01
Marshall Islands	0.00	0.00	1.00	0.22	1.00	0.06
Mongolia	0.03	0.00	0.00	0.00	0.03	0.00
Myanmar	2.00	0.17	0.98	0.22	2.98	0.18
Nauru	0.04	0.00	0.00	0.00	0.04	0.00
Nepal	1.07	0.09	0.23	0.05	1.30	0.08
The Netherlands	13.76	1.14	7.68	1.70	21.43	1.29
New Zealand	8.73	0.72	5.03	1.11	13.76	0.83
Norway	2.08	0.17	0.52	0.12	2.60	0.16
Pakistan	3.01	0.25	1.32	0.29	4.33	0.26
Papua New Guinea	1.23	0.10	0.06	0.01	1.29	0.08
Philippines	3.37	0.28	0.95	0.21	4.32	0.26
Portugal	0.25	0.02	0.24	0.05	0.49	0.03
Samoa	0.00	0.00	0.00	0.00	0.00	0.00
Singapore	187.71	15.51	29.21	6.45	216.92	13.05
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	5.60	0.46	3.11	0.69	8.71	0.52
Sri Lanka	1.00	0.08	1.79	0.39	2.79	0.17
Sweden	13.39	1.11	5.39	1.19	18.78	1.13
Switzerland	21.74	1.80	5.58	1.23	27.32	1.64
Taipei,China	0.00	0.00	0.00	0.00	0.00	0.00
Tajikistan	0.07	0.01	0.16	0.03	0.23	0.01
Thailand	51.73	4.28	18.54	4.09	70.27	4.23
Tonga	0.00	0.00	0.01	0.00	0.01	0.00
Turkey	32.17	2.66	2.94	0.65	35.10	2.11
Turkmenistan	2.45	0.20	0.32	0.07	2.77	0.17
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	25.38	2.10	14.56	3.22	39.94	2.40
United States	102.07	8.44	42.86	9.47	144.93	8.72
Uzbekistan	1.07	0.09	1.47	0.32	2.54	0.15
Vanuatu	0.01	0.00	0.00	0.00	0.01	0.00
Viet Nam	9.63	0.80	1.90	0.42	11.53	0.69
TOTAL[b]	**1,210.00**	**100.00**	**452.79**	**100.00**	**1,662.79**	**100.00**

0.00 = % is less than 0.01.

a Estimates are based on import data drawn from the latest information available on borrowers' trade statistics compiled by the International Monetary Fund *Direction of Trade Statistics*.

b Totals may not add up because of rounding.

Statistical Annex 33

CUMULATIVE CONTRACTS AWARDED BY COUNTRY OF ORIGIN

TECHNICAL ASSISTANCE OPERATIONS (amounts in $ million; as of 31 December 2010)

Country[a]	ADB's Own Resources	Goods and Works % Distribution	Administered Trust Funds	% Distribution	Japan Special Fund	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	1.395	0.09	1.794	0.27	0.243	0.02	3.432	0.10
Australia	187.269	12.13	84.669	12.80	133.714	13.80	405.652	12.78
Austria	1.430	0.09	0.131	0.02	0.922	0.09	2.483	0.07
Azerbaijan	0.517	0.03	0.278	0.04	0.021	0.00	0.816	0.02
Bangladesh	25.312	1.64	8.727	1.32	7.223	0.74	41.262	1.30
Belgium	5.488	0.35	1.412	0.21	2.260	0.23	9.160	0.28
Bhutan	0.714	0.04	0.388	0.05	0.154	0.01	1.256	0.04
Brunei Darussalam	0.015	0.00	0.000	0.00	0.000	0.00	0.015	0.00
Cambodia	2.829	0.18	3.388	0.51	0.530	0.05	6.747	0.21
Canada	111.433	7.22	52.045	7.87	69.246	7.14	232.724	7.33
China, People's Republic of	32.053	2.07	9.816	1.48	8.104	0.83	49.973	1.57
Cook Islands	0.098	0.00	0.270	0.04	0.000	0.00	0.368	0.01
Denmark	13.455	0.87	7.871	1.19	19.315	1.99	40.641	1.28
Fiji	1.911	0.12	1.287	0.19	0.450	0.04	3.648	0.11
Finland	10.443	0.67	6.515	0.98	9.593	0.99	26.551	0.83
France	36.492	2.36	22.054	3.33	24.054	2.48	82.600	2.60
Georgia	0.323	0.02	0.000	0.00	0.000	0.00	0.323	0.01
Germany	29.455	1.90	20.166	3.05	36.864	3.80	86.485	2.72
Hong Kong, China	35.116	2.27	9.786	1.48	22.022	2.27	66.924	2.10
India	74.234	4.81	34.417	5.20	35.867	3.70	144.518	4.55
Indonesia	20.861	1.35	16.048	2.42	12.297	1.26	49.206	1.55
Ireland	1.755	0.11	0.232	0.03	0.165	0.01	2.152	0.06
Italy	6.069	0.39	1.240	0.18	2.678	0.27	9.987	0.31
Japan	36.870	2.39	15.118	2.28	32.970	3.40	84.958	2.67
Kazakhstan	1.642	0.10	1.510	0.22	0.131	0.01	3.283	0.10
Kiribati	0.025	0.00	0.052	0.00	0.008	0.00	0.085	0.00
Korea, Republic of	6.783	0.44	2.508	0.37	4.028	0.41	13.319	0.42
Kyrgyz Republic	2.125	0.13	0.867	0.13	0.218	0.02	3.210	0.10
Lao People's Democratic Republic	3.591	0.23	2.508	0.37	1.102	0.11	7.201	0.22
Luxembourg	0.000	0.00	0.095	0.01	0.089	0.00	0.184	0.00
Malaysia	13.723	0.89	1.937	0.29	4.461	0.46	20.121	0.63
Maldives	0.118	0.00	0.056	0.00	0.026	0.00	0.200	0.00
Marshall Islands	0.206	0.01	0.180	0.02	0.010	0.00	0.396	0.01
Micronesia, Federated States of	0.007	0.00	0.000	0.00	0.218	0.02	0.225	0.00
Mongolia	2.191	0.14	1.366	0.20	0.834	0.08	4.391	0.13
Myanmar	0.940	0.06	0.697	0.10	0.011	0.00	1.648	0.05
Nauru	0.014	0.00	0.018	0.00	0.002	0.00	0.034	0.00
Nepal	13.232	0.85	7.830	1.18	3.485	0.36	24.547	0.77
The Netherlands	27.731	1.79	26.366	3.98	31.366	3.23	85.463	2.69
New Zealand	73.623	4.77	22.469	3.39	69.959	7.22	166.051	5.23
Norway	5.402	0.35	4.565	0.69	3.482	0.35	13.449	0.42
Pakistan	30.717	1.99	14.515	2.19	4.676	0.48	49.908	1.57
Palau	0.017	0.00	0.000	0.00	0.000	0.00	0.017	0.00
Papua New Guinea	1.328	0.08	0.613	0.09	1.717	0.17	3.658	0.11
Philippines	118.376	7.67	34.623	5.23	36.858	3.80	189.857	5.98
Portugal	0.250	0.01	0.043	0.00	0.099	0.01	0.392	0.01
Samoa	0.887	0.05	0.112	0.01	0.868	0.09	1.867	0.05
Singapore	22.422	1.45	6.576	0.99	10.815	1.11	39.813	1.25
Solomon Islands	0.577	0.03	0.184	0.02	0.217	0.02	0.978	0.03
Spain	9.218	0.59	5.073	0.76	1.010	0.10	15.301	0.48
Sri Lanka	15.040	0.97	5.254	0.79	3.964	0.40	24.258	0.76
Sweden	8.111	0.52	6.737	1.01	10.135	1.04	24.983	0.78
Switzerland	15.547	1.00	6.630	1.00	13.814	1.42	35.991	1.13
Taipei,China	1.113	0.07	0.069	0.01	2.710	0.28	3.892	0.12
Tajikistan	0.785	0.05	1.286	0.19	0.162	0.01	2.233	0.07
Thailand	15.199	0.98	10.255	1.55	12.051	1.24	37.505	1.18
Timor-Leste	1.291	0.07	0.186	0.02	0.128	0.01	1.605	0.04
Tonga	0.932	0.06	0.051	0.00	0.226	0.02	1.209	0.03
Turkey	0.431	0.02	0.270	0.04	0.048	0.00	0.749	0.02
Turkmenistan	0.147	0.01	0.048	0.00	0.000	0.00	0.195	0.00
Tuvalu	0.061	0.00	0.000	0.00	0.003	0.00	0.064	0.00
United Kingdom	195.984	12.70	76.904	11.63	141.592	14.61	414.480	13.06
United States	281.404	18.24	99.907	15.11	176.333	18.19	557.644	17.57
Uzbekistan	2.324	0.15	0.713	0.10	0.805	0.08	3.842	0.12
Vanuatu	0.887	0.05	0.009	0.00	1.202	0.12	2.098	0.06
Viet Nam	5.588	0.36	7.107	1.07	3.375	0.34	16.070	0.50
Regional	3.306	0.21	9.241	1.39	3.120	0.32	15.667	0.49
International Organizations	23.207	1.50	4.067	0.61	4.899	0.50	32.173	1.01
Others	0.642	0.04	0.000	0.00	0.000	0.00	0.642	0.02
TOTAL[b]	**1,542.680**	**100.00**	**661.149**	**100.00**	**968.949**	**100.00**	**3,172.780**	**100.00**

0.00 = data negligible.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.

b Totals may not add up because of rounding.

Statistical Annex 34
CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2008–2010
TECHNICAL ASSISTANCE OPERATIONS (amounts in $ million)

Country[a]	2008		2009		2010	
	Amount	%	Amount	%	Amount	%
Afghanistan	0.26	0.17	0.31	0.17	0.13	0.07
Armenia	0.10	0.06	0.07	0.04	0.24	0.13
Australia	23.72	15.62	28.66	15.63	18.30	9.88
Austria	0.08	0.05	0.18	0.10	0.07	0.04
Azerbaijan	0.01	0.01	0.01	0.00	0.03	0.02
Bangladesh	3.85	2.54	4.46	2.43	8.46	4.57
Belgium	0.37	0.24	0.63	0.35	0.37	0.20
Bhutan	0.09	0.06	0.15	0.08	0.34	0.19
Brunei Darussalam	–	–	–	–	0.02	0.01
Cambodia	0.77	0.51	0.37	0.20	0.43	0.23
Canada	8.84	5.82	8.94	4.87	9.70	5.24
China, People's Republic of	3.33	2.20	8.69	4.74	7.15	3.86
Cook Islands	0.10	0.06	0.13	0.07	0.01	0.01
Denmark	1.46	0.96	0.62	0.34	3.79	2.04
Fiji	0.30	0.20	0.77	0.42	0.17	0.09
Finland	0.85	0.56	0.68	0.37	0.16	0.09
France	11.04	7.27	5.75	3.14	5.13	2.77
Georgia	–	–	–	–	0.31	0.17
Germany	8.84	5.82	3.72	2.03	5.87	3.17
Hong Kong, China	1.91	1.26	3.43	1.87	6.23	3.36
India	11.51	7.58	16.65	9.08	18.29	9.87
Indonesia	2.13	1.40	2.74	1.49	2.67	1.44
Ireland	0.05	0.03	0.82	0.45	0.78	0.42
Italy	0.29	0.19	0.39	0.21	0.54	0.29
Japan	6.13	4.04	9.69	5.28	2.16	1.17
Kazakhstan	0.12	0.08	0.13	0.07	0.50	0.27
Kiribati	–	–	0.02	0.01	0.01	0.01
Korea, Republic of	0.45	0.30	1.26	0.69	1.27	0.68
Kyrgyz Republic	0.22	0.14	0.58	0.32	0.40	0.21
Lao People's Democratic Republic	0.19	0.12	0.35	0.19	0.78	0.42
Luxembourg	–	–	0.13	0.07	0.01	–
Malaysia	1.90	1.25	0.80	0.43	0.82	0.44
Maldives	–	–	0.01	0.01	–	–
Marshall Islands	0.04	0.03	0.01	0.01	0.05	0.02
Micronesia, Federated States of	–	–	–	–	0.20	0.11
Mongolia	0.20	0.13	0.40	0.22	0.88	0.48
Myanmar	–	–	–	–	–	–
Nauru	–	–	0.02	0.01	0.01	0.01
Nepal	2.06	1.35	2.94	1.60	2.67	1.44
The Netherlands	0.95	0.63	8.67	4.73	4.68	2.52
New Zealand	8.74	5.75	6.66	3.63	8.72	4.71
Norway	0.11	0.07	0.13	0.07	0.06	0.03
Pakistan	4.15	2.73	2.99	1.63	3.36	1.81
Palau	–	–	–	–	–	–
Papua New Guinea	0.28	0.18	0.15	0.08	0.39	0.21
Philippines	6.80	4.48	10.81	5.89	17.04	9.20
Portugal	–	–	0.05	0.02	0.10	0.05
Samoa	0.01	0.00	–	–	0.10	0.05
Singapore	0.88	0.58	3.07	1.67	2.15	1.16
Solomon Islands	0.12	0.08	0.05	0.03	0.04	0.02
Spain	1.53	1.00	2.46	1.34	2.92	1.58
Sri Lanka	0.65	0.43	1.08	0.59	1.65	0.89
Sweden	1.71	1.13	1.08	0.59	0.98	0.53
Switzerland	0.19	0.13	5.75	3.14	0.28	0.15
Taipei,China	0.66	0.44	–	–	0.04	0.02
Tajikistan	0.04	0.03	0.10	0.05	0.28	0.15
Thailand	1.19	0.78	0.81	0.44	1.48	0.80
Timor-Leste	0.11	0.07	–	–	0.11	0.06
Tonga	0.06	0.04	0.42	0.23	0.26	0.14
Turkey	0.10	0.06	–	–	0.01	0.01
Turkmenistan	–	–	0.01	0.01	0.01	–
Tuvalu	–	–	–	–	–	–
United Kingdom	12.57	8.28	17.93	9.78	16.94	9.15
United States	16.84	11.09	15.18	8.28	22.99	12.41
Uzbekistan	0.26	0.17	0.61	0.33	0.51	0.28
Vanuatu	–	–	0.01	0.01	0.13	0.07
Viet Nam	2.10	1.38	0.85	0.46	1.13	0.61
Regional	–	–	–	–	–	–
International Organizations	0.59	0.39	–	–	–	–
TOTAL[b]	**151.83**	**100.00**	**183.40**	**100.00**	**185.25**	**100.00**

– = nil, 0.00 = % is less than 0.01.
a *Represents the country of origin* where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.
b Totals may not add up because of rounding.

Overall Production
Department of External Relations

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Printed in the Philippines

CONTENTS

ADB

ANNUAL REPORT 2010

VOLUME 1

Asian Development Bank

About the Asian Development Bank

ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve the quality of life of their people. Despite the region's many successes, it remains home to two-thirds of the world's poor: 1.8 billion people who live on less than $2 a day, with 903 million struggling on less than $1.25 a day. ADB is committed to reducing poverty through inclusive economic growth, environmentally sustainable growth, and regional integration.

Based in Manila, ADB is owned by 67 members, including 48 from the region. Its main instruments for helping its developing member countries are policy dialogue, loans, equity investments, guarantees, grants, and technical assistance.

In this publication, $ refers to US dollars.

ISSN 306-8370

Printed in the Philippines.

ASIAN DEVELOPMENT BANK
MANILA

6 April 2011

Chairman of the Board of Governors
Asian Development Bank

Dear Mr. Chairman,

In accordance with Article 39 of the Articles of Agreement of the Asian Development Bank and Section 13 of its By-Laws, I hereby submit to the Board of Governors, on behalf of the Board of Directors, *Annual Report 2010*, which includes the activities of the Special Funds. *Annual Report 2010* also includes the financial statements prescribed in Section 15 of the By-Laws.

Sincerely,



Haruhiko Kuroda
President and Chairman
Board of Directors

ADB

ANNUAL REPORT 2010

VOLUME 1

Asian Development Bank

The ADB *Annual Report 2010* comprises two separate volumes: Volume 1 is the main report and Volume 2 contains the financial statements and statistical annexes.



THE RECORD
($ million)

	1966–2010	2007	2008	2009	2010
OPERATIONAL ACTIVITIES	201,392	11,090	12,173	19,156	17,513
I. ORDINARY CAPITAL RESOURCES (OCR) AND SPECIAL FUNDS RESOURCES *(amount)* (A + B + C + D + E + F)[a, b]	181,626	10,557	10,898	15,738	13,845
A. Loans *(amount)* (1 + 2)	167,116	9,516	9,899	13,216	11,462
Disbursements	117,233	6,852	8,515	10,099	7,516
1. OCR *(amount)* (a + b + c)	126,367	7,623	8,135	11,006	9,250
Disbursements	86,345	5,234	6,472	7,898	5,945
a. Sovereign	120,369	6,972	6,839	10,568	8,197
Disbursements	82,348	4,743	5,878	7,449	5,272
b. Nonsovereign Public	294	10	75	134	–
Disbursements	160	30	54	–	75
c. Nonsovereign Private	5,703	640	1,222	304	1,053
Disbursements	3,837	461	540	449	598
2. Asian Development Fund (ADF) Loans *(amount)* (a + b)	40,749	1,893	1,764	2,210	2,213
Disbursements	30,888	1,618	2,043	2,201	1,571
a. Sovereign	40,735	1,893	1,764	2,210	2,213
Disbursements	30,873	1,618	2,043	2,201	1,571
b. Nonsovereign Public	15	–	–	–	–
Disbursements	15	–	–	–	–
B. Grants *(amount)* (1 + 2)	4,359	549	707	924	982
1. ADF	3,624	519	707	911	967
Disbursements	981	63	177	347	358
2. Other Special Funds[c]	736	30	–	13	15
Disbursements	678	130	130	135	102
C. Guarantees *(amount)* (1 + 2)	4,066	251	–	325	982
1. Sovereign	2,987	–	–	325	432
2. Nonsovereign	1,079	251	–	–	550
D. Trade Finance Program *(amount)*[d]	1,000	–	–	850	–[e]
E. Equity *(amount)*	1,937	80	103	220	243
F. Technical Assistance Grants *(amount)* (1 + 2)	3,147	161	189	203	175
1. Technical Assistance Special Funds (TASF)	1,912	110	119	137	147
2. Other Special Funds	1,235	51	70	66	28
II. COFINANCING *(amount)* (A + B)[a, f]	19,766	534	1,275	3,418	3,669
A. Project					
1. Loans *(amount)* (a + b)	16,840	321	1,090	3,164	3,360
a. Official	14,042	121	665	2,768	2,850
b. Commercial	2,798	200	425	396	510
2. Grants *(amount)*	1,938	123	101	190	157
B. Technical Assistance Grants *(amount)*[g]	988	90	84	64	151
TOTAL (I + II)	201,392	11,090	12,173	19,156	17,513
I. OCR AND SPECIAL FUNDS RESOURCES *(number)*[a, b]					
A. Loans					
Number of Projects[h]	2,328	80	81	92	106
Number of Loans (1 + 2 + 3)	2,679	91	91[i]	110[i]	118
1. Sovereign	2,530	74	80[i]	104[i]	105
2. Nonsovereign Public	5	1	1	2	–
3. Nonsovereign Private	144	16	10	4	13
B. Grants[h]	163	24	27	33	40
C. Guarantees	33	3	–	1	5
D. Trade Finance Program	1	–	–	1	–
E. Equity Investments	169	5	6	5	8
F. Technical Assistance Grants[h]	6,503	203	246	260	243
II. COFINANCING *(number)*[a, f]					
1. Official Loans, Grants, and Technical Assistance[g]	1,620	84	109	133	152
2. Commercial Loans and Syndications	50	1	2	4	4
RESOURCES *(as of period end)*					
Ordinary Capital Resources					
Authorized Capital	163,843	55,978	54,890	166,179	163,843
Subscribed Capital	143,950	55,978	54,890	60,751	143,950
Borrowings *(gross) (for the period)*	108,655	8,854	9,372	10,359	14,940
Outstanding Debt	51,822	31,569	35,672	42,063[j]	51,822
Ordinary Reserve	10,030	9,245	9,532	9,790	10,030
Special Reserve	230	203	210	219	230
Gross Revenue *(for the period)*	1,142	2,208	2,064	1,472	1,142
Net Income *(loss)* after Appropriation of Guarantee Fees to Special Reserve *(for the period)*	14,728[k]	760	1,119	(37)	614
Special Funds Resources					
Asian Development Fund Total Resources	32,651	31,950	33,479	31,973[l]	32,651
Technical Assistance Special Fund Total Resources	1,760	1,361	1,403	1,716	1,760
Japan Special Fund Total Resources					
Regular and Supplementary Contributions	974	956	974	974	974
Asian Currency Crisis Support Facility	151[m]	151	151	151	151
ADB Institute Special Fund Total Resources	166	133	141	149	166
Asian Tsunami Fund Total Resources	587	617	626	587	587
Pakistan Earthquake Fund Total Resources	145	137	142	144	145
Regional Cooperation and Integration Fund Total Resources	53	41	43	43	53
Climate Change Fund Total Resources	51	–	41	41	51
Asia Pacific Disaster Response Fund Total Resources	40	–	–	40	40

– = nil.

Note: Totals may not add up because of rounding.

a Adjustments and terminations prior to signing are reflected (for 2010: loan = $239.3 million; guarantee = $71.7 million; grant = $0.6 million; technical assistance = $0.2 million).
b Includes loans/grants/guarantees arising from multitranche financing facilities.
c Includes Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
d Includes the $150 million approved in 2003 (OCR loan of $45 million and partial credit guarantee of $105 million).
e 2010 Trade Finance Program transactions were conducted subject to the 2009 Board approval.
f Starting 2006, cofinancing statistics indicate direct value-added cofinancing: cofinancing with administrative or collaborative arrangements with ADB.
g Includes reimbursable TA for Brunei Darussalam amounting to $0.6 million and $0.8 million in 2008 and 2010, respectively.
h Projects with multiple loans, or with combination of public and private lending are counted once. Cumulative number of projects excludes supplementary loans. Grants and technical assistance with multiple fund source are counted once.
i Includes count for an earlier approved loan with supplementary financing in the current year.
j From 2009 onwards, amount includes unamortized discounts/premiums, transition adjustment, translation adjustment, and ASC 815 adjustment on swapped borrowings.
k Includes cumulative effect of ASC 820/825 adoption amounting to $227.5 million, as an adjustment to the 1 January reserves.
l Includes reclassification relating to Due from Contributors of $2,185.6 million as of 31 December 2009 from Assets to Fund Balances under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Contribution.
m Net of $90.0 million, which was transferred to Japan Fund for Poverty Reduction in 2002.

CHAPTER 1

MESSAGE FROM THE PRESIDENT



If Asia's vast potential is to be fulfilled, it must rebalance growth to reduce reliance on external markets, which will strengthen resilience against future crises. Developing Asia must also promote public–private partnerships to meet infrastructure needs and to ensure that development is both inclusive and environmentally sustainable.

Developing Asia moved beyond the economic crisis to emerge as a new engine of global growth in 2010. Our estimates show that the region's gross domestic product increased by 9.0% in 2010, more than double the global growth rate during the same period and well above the 5.9% rate recorded in the region a year earlier.

While the speed and strength of its economic recovery surprised many, the region still faces daunting challenges. Asia and the Pacific remains home to millions of the absolute poor. Widening income and non-income disparities among and within countries further accentuated the contrast between the two faces of Asia—one that has emerged as a beacon of hope and one that is being left behind. While the region as a whole is likely to achieve the Millennium Development Goal (MDG) of halving extreme poverty by 2015, several countries are lagging on the non-income MDG targets.

As the region moves beyond economic recovery to sustained growth, it must ensure that the evolving growth paradigm becomes more inclusive to benefit as many people as possible. According to an ADB study, 14 out of 20 developing Asian economies saw their Gini coefficients—a measure of inequality—increase in recent years as economic growth accelerated. Ensuring growth is inclusive will require greater investment in education and health, particularly for the poor; expanded social protection, including in the informal sector and rural households; and developing rural infrastructure to connect the poor to markets and enable them to participate in the growth process.

Asia also needs to focus on environmentally sustainable growth. In a world of scarce and finite resources, it is critical to ensure that we leave a sustainable environment and development legacy to future generations. Climate change and climatic volatility are serious threats to the region's development. Rising sea levels and higher temperatures can have dramatic effects, forcing large numbers of mostly poor to migrate. Sustainability cannot be achieved unless the region moves onto a low-carbon, climate-resilient development path that embraces both mitigation and adaptation.

ADB is committed to supporting these efforts. In 2010, ADB prepared plans to guide operations in climate change, sustainable transport, and education. ADB's operations totaled $17.5 billion, including $3.7 billion from cofinancing partners. In addition, ADB's ongoing Trade Finance Program supported $2.8 billion in trade. Business processes were simplified and restrictions lifted on additional financing so that well-performing projects can be prioritized and expanded—reflecting ADB's focus on operations that deliver the best results. In addition, a midterm review of the Asian Development Fund concluded that solid progress had been made on implementing its strategic agenda. This included stronger assistance for countries in fragile and conflict-affected situations, as well as increased support for regional cooperation and integration to reap the benefits of increased intra-regional trade and commerce.

Of course, much remains to be done to reduce disparities within and among the region's developing economies. Massive investments will be necessary in both the social sector and—crucially—infrastructure. We estimate that $8 trillion will be needed to support infrastructure development during the coming decade, according to the ADB–ADBI publication, *Infrastructure for a Seamless Asia*. That figure far exceeds current investment levels; it will require innovative methods of resource mobilization from development partners across the region.

Given the several years of high growth Asia has enjoyed and its increasing influence in the global economy, many are saying that the 21st century belongs to Asia. But I always stress that success is never preordained. If Asia's vast potential is to be fulfilled, it must rebalance growth to reduce reliance on external markets, which will strengthen resilience against future crises. Developing Asia must also promote public–private partnerships to meet infrastructure needs and to ensure that development is both inclusive and environmentally sustainable.

The historic Millennium Declaration of 2000 promised a better life for millions of poor in Asia and the Pacific. How well this promise is fulfilled depends on our steadfast efforts. ADB remains committed to working tirelessly with its developing member countries and development partners to ensure greater progress in the years ahead.



Haruhiko Kuroda
President and Chairman
Board of Directors

CHAPTER 2

BOARD OF DIRECTORS



Asian Development Bank (ADB) approvals, including cofinancing, totaled $17.51 billion in 2010. The Board of Directors continued to seek new ways for ADB to assist its developing member countries in addressing challenges and making progress toward the Millennium Development Goals. The Board undertook wide-ranging strategic initiatives, including the appointment of a vice-president for private sector and cofinancing operations. The Board also endorsed a comprehensive new human resources policy, assessed a proposal to streamline additional funding to successful projects, and endorsed country partnership strategies for Kiribati, Papua New Guinea, and Tajikistan.

OVERVIEW OF THE BOARD'S ACTIVITIES IN 2010

The Board of Directors is responsible for the overall direction of ADB operations, including the approval of policies, loans, technical assistance, grants, and guarantees. The Board also approves the annual budget and borrowing program. As their representative, the Board plays a vital role in seeing ADB shareholders' guidance is implemented.

In 2010, the Board of Directors addressed the challenges facing Asia and the Pacific by continuing to guide and support the implementation of Strategy 2020, while overseeing execution of the reform agenda that emerged from the fifth general capital increase and the ninth replenishment of the Asian Development Fund. The Board took steps to position ADB to improve its development effectiveness, especially in the core areas of Strategy 2020, and to strengthen institutional governance.

To support the strategic objective of expanding private sector operations, the Board approved the appointment of Lakshmi Venkatachalam to the newly created post of vice-president for private sector and cofinancing operations.

A Board–Management working group was set up to review the Accountability Mechanism, which was established in 2003 to give people affected by ADB-assisted projects a forum to seek solutions to problems. The review is expected to be completed in 2011.

The Board discussed the *2009 Development Effectiveness Review*, the third annual assessment of ADB's corporate performance. Executive directors also discussed a proposal to refine ADB's results framework, which is at the core of the annual review, to make it a better management tool in guiding the implementation of Strategy 2020. The Board continued to monitor ADB's performance through its oversight of the Independent Evaluation Department (IED).

The Board reviewed a proposal to streamline additional financing to projects that are being successfully implemented in order to boost ADB's development effectiveness. Executive directors also discussed and provided feedback on the review of ADB's policy-based lending program.

The Board approved the capital expenditure for a new risk management system intended to more efficiently measure, consolidate, and evaluate market and credit risk exposures—a key area as ADB expands private sector operations.

To improve ADB's institutional effectiveness and accountability, the Board continued to focus on internal reforms. The executive directors discussed and endorsed Our People Strategy, a comprehensive plan to recruit, retain, and develop the staff ADB needs to carry out its mission of reducing poverty. This followed an ADB-wide consultation process guided by the Human Resources Committee of the Board.

The Board discussed the comprehensive review of salaries and benefits of international staff, the first such appraisal in 5 years. Executive directors also guided the review of ADB's Public Communications Policy (2005); the review was launched in February 2010 and is expected to be completed by mid-2011.

In 2010, total approvals by the Board, including loans, grants, technical assistance, credit enhancements, and cofinancing, exceeded $17.51 billion. The Board also approved 12 new multitranche financing facilities totaling $4.4 billion.

The Board deliberated on ADB's budget and borrowing program for 2011; the rolling Work Program and Budget Framework (WPBF), 2011–2013; and the 3-year rolling work program and 2011 budget of the Asian Development Bank Institute (ADBI).

It approved loan charges and the allocation of 2009 net income, and reorganized its work to improve sequencing of key elements of ADB's work program and budget cycle.

In addition, the Board endorsed country partnership strategies for Kiribati, Papua New Guinea, and Tajikistan. The country partnership strategy maps out ways for ADB to most effectively assist its developing member countries, given each country's challenges and priorities. It also enables ADB to evaluate their development performance over the strategy period.

BOARD GROUP VISITS AND OTHER MEETINGS

Members of the Board made three visits around the region to get firsthand views of ADB projects and their impacts, and to meet senior government officials, development partners, private sector leaders, and other stakeholders.

From 27 January to 10 February, a group visited India and the Maldives. Another group visited Nauru and Timor-Leste from 5 to 15 June. A third group went to Armenia, Azerbaijan, and Georgia from 22 September to 6 October. These visits strengthened ADB's relationship with development partners and generated valuable feedback.

In September, the Board and Management participated in a 1-day retreat covering two important topics: Asia's water crisis and public–private partnerships.

BOARD COMMITTEES

Audit Committee

The committee assists the Board with oversight of financial reporting and audits, including internal controls and audits, risk management, and ADB-related anticorruption and integrity efforts. In 2010, the Board approved revisions to the committee's terms of reference to reflect its expanded role in risk management and to strengthen its oversight of internal audit and investigation functions.

The committee closely monitored the separation of ADB's internal integrity function from the Office of the Auditor General (OAG) and the establishment of the Office of Anticorruption and Integrity. It was also regularly briefed on the work of those two offices, as well as on the work of the Office of Risk Management.

The committee made recommendations to the Board on the principles for selection of an outside auditor, a commitment made during discussions on the fifth general capital increase. The committee reviewed the key findings of the outside auditor and OAG.

The committee reviewed ADB's financial statements and attestation process. It sharpened its focus on information technology audits. The committee also discussed the audits of resident missions and representative offices.

The committee met 14 times.

Budget Review Committee

The committee discussed the President's planning directions to prepare the WPBF, 2011–2013, and noted the imperative for ADB to refocus on key long-term challenges for Asia and the Pacific—inclusive growth, environmentally sustainable growth, and regional integration—while continuing to monitor the impacts of the financial crisis on poverty and social aspects. The committee also discussed the progress of 2010 programs of operations.

The committee met with the vice-presidents on the highlights of the draft WPBF, 2011–2013. The committee acknowledged the need for further work and additional funds for climate change mitigation and adaptation operations in the Pacific, and welcomed the significant increase in resources for education. It recommended that ADB focus more on achieving the target of having private sector development and private sector operations account for 50% of annual operations by 2020. The committee also recommended support for mainstreaming gender initiatives, and suggested more attention be paid to the health sector, where needed.

The committee discussed in detail for the first time the draft WPBF, 2011–2013, and appreciated more in-depth discussion on issues concerning the Millennium Development Goals. The committee discussed the 2011 draft budget document and noted that ADB has strongly pursued efficiency. The committee confirmed that the 2011 budgets for ADB, IED, and ADBI are consistent with the work plans and appropriate for consideration by the Board.

The committee met 11 times.

Compliance Review Committee

The committee consists of six Board members: four regional members, at least three of whom are from borrowing countries, and two nonregional members. It is responsible for clearing the Compliance Review Panel's proposed terms of reference and the schedule for each review authorized by the Board, as well as the panel's draft reports monitoring the implementation of any remedial actions approved by the Board. During 2010, the committee cleared the fifth and final annual monitoring report for the Chashma Right Bank Irrigation Project (Stage III) in Pakistan and the fourth such report for the Southern Transport Development Project in Sri Lanka.

The committee considered the content of its 2008–2009 annual report, and it convened a meeting with the Compliance Review Panel and another with external

experts assisting the ongoing review of the Accountability Mechanism (see also Chapter 4). The chair of the committee also leads the joint Board–Management working group conducting that review.

The committee met three times.

Development Effectiveness Committee

The committee continued to support the Board of Directors in assessing the quality and impact of ADB's country and sector operations by discussing selected major evaluation reports produced by IED. At the country level, the committee deliberated on IED's recommendations on assistance to Bhutan and the Lao People's Democratic Republic. For a more comprehensive assessment, it also discussed related sector assistance program evaluations for energy and transport. These discussions aimed to provide inputs for the preparation of the next country partnership strategies.

The committee remained focused and supportive of the priorities of Strategy 2020, discussing IED evaluation of crosscutting issues related to gender and development, and climate change. It also discussed special evaluations of operations in fragile and conflict-affected situations, and on water policy and related operations, with the view that ADB should continue to improve its policies and strategies in these areas.

To ensure that ADB's policies and procedures, and projects and programs, reflect the lessons learned from evaluation activities, the committee noted IED's annual report on 2009 portfolio performance. To supplement this, the committee discussed IED's evaluation of the sustainability of ADB's projects after completion. In monitoring how IED recommendations are implemented, the committee noted IED's 2010 annual evaluation review, and its 2009 annual report concerning actions taken on its advice.

The committee met nine times.

Ethics Committee

The Board established the committee, in compliance with the Code of Conduct adopted in September 2006, to address matters of ethics under the code. The code's provisions apply to directors, alternate directors, temporary alternate directors, and the President. The committee is responsible for advising them when they request guidance on actual or potential conflicts of interest or other ethical aspects of conduct. The committee also considers allegations of misconduct relating to the performance of directors in official duties, and recommends appropriate action to the Board of Directors.

The committee met twice.

Human Resources Committee

In its second year of operation, the committee successfully established its role and relationship with Management in ensuring that the human resources of ADB are managed according to the organization's goals and staff welfare.

In its first annual report to the Board of Directors, the committee noted the significant milestones of ADB in improving human resources management. The committee monitored the implementation of Our People Strategy and noted timely updates to the Human Resources Strategic Function and Action Plan.

The committee extensively monitored and made recommendations on two major human resources activities completed in 2010: the comprehensive review of the professional staff compensation and benefits, and the 2010 staff engagement survey. Further, the committee continued to monitor major developments in various human resources functions.

The committee met seven times.

BOARD OF DIRECTORS

PRESIDENT AND CHAIRMAN OF THE BOARD OF DIRECTORS



Haruhiko Kuroda

EXECUTIVE DIRECTORS



Phil Bowen



Howard Brown



Richard Edwards



Marwanto Harjowiryono



Ashok K. Lahiri

ALTERNATE EXECUTIVE DIRECTORS



Dereck Rooken-Smith



Jacob A. Rooimans



Eduard Westreicher



C.J. (Stan) Vandersyp



Bounleua Sinxayvolavong


Michele Miari Fulcis


Robert M. Orr


Masakazu Sakaguchi


Siraj S. Shamsuddin


Jaejung Song


Chaiyuth Sudthitanakorn


Yingming Yang


Jose Miguel Cortes


Maureen Grewe


Yasuto Watanabe


Gaudencio S. Hernandez, Jr.


Wilson Kamit


Govinda Bahadur Thapa


Xiuzhen Guan

MANAGEMENT


C. Lawrence Greenwood, Jr.


Ursula Schaefer-Preuss


Bindu N. Lohani


Xiaoyu Zhao


Lakshmi Venkatachalam


Rajat M. Nag


Robert L. T. Dawson

CHAPTER 3

POLICY AND STRATEGY OVERVIEW



ADB's timely response to the global economic crisis and progress in driving internal reforms were among topics discussed at the midterm review of the 10th cycle of the Asian Development Fund (ADF) in November. To guide the implementation of Strategy 2020, ADB approved operational plans for climate change mitigation, sustainable transport, and education. ADB is continuing efforts to upgrade and widen its menu of financing instruments, including support to help develop local-currency bond markets as an alternative source of funding to bank loans.

ADF X MIDTERM REVIEW

The midterm review of the 10th cycle of the Asian Development Fund (ADF X) was held in Manila, Philippines, on 18–19 November 2010. Representatives from ADF donors, and recipient countries, ADB Management and staff, and observers from ADB's Board of Directors and other international development institutions met to review the progress made in implementing ADF X.

Participants expressed satisfaction with the performance of the ADF X in its first 2 years. They appreciated ADB's proactive and timely response to the global economic crisis, with significantly increased levels of approvals and disbursements. They acknowledged that resources had been allocated effectively through the performance-based allocation system, which balances country needs and performance. Under the system, ADB has been able to simultaneously allocate a greater share of resources to the poorest countries and the stronger performers.

ADB has also made good progress in implementing the ADF X strategic agenda, particularly in promoting inclusive economic growth, prioritizing efforts to combat climate change, supporting regional cooperation and integration, and strengthening its support for conflict-affected countries.

ADB has implemented many initiatives to improve its operational effectiveness and has made significant progress on all internal reforms agreed with ADF donors—such as managing for development results, responding more efficiently and quickly to clients, and better management of human resources.

Deputies confirmed the decision to temporarily finance the additional allocation to Afghanistan for 2011–2012 as a result of the suspension of the post-conflict phaseout from internal resources. They supported ADB's proposal to continue with the agreed approach to the post-conflict phaseout in Timor-Leste and the proposal to postpone the release of the remaining usable liquidity. These issues will be revisited during the ADF XI replenishment.

Overall, there was broad support for ADB's proposal to further study how the institution could respond even better to crises, learning from its recent experience with economic crises and natural disasters. Participants recognized the difficulties faced by ADF countries after the global economic crisis. According to recent data, as many as 26 of the 28 ADF countries could fail to achieve at least one-fourth of the non-income Millennium Development Goals (MDGs). Therefore, demand for ADF resources will continue to be strong to the end of ADF X and beyond. ADB must continue to play an important role in helping ADF countries address their medium- and longer-term development needs.

ACCOUNTABILITY MECHANISM

At the 43rd Annual Meeting of the Board of Governors of ADB in Tashkent in May, the ADB President announced that ADB would undertake a review of its Accountability Mechanism. (See Chapter 4, page 21.) A joint Board of Directors and Management Working Group was formed to undertake the review, with two international experts engaged to provide independent advice. A wide-ranging public consultation process took place, including face-to-face discussions with stakeholders and gathering of comments from the public through a dedicated website.[1] In-country and regional consultations were conducted between September and November 2010 in Germany, Indonesia, Japan, the Philippines, Sri Lanka, and the United States. A workshop was held with Canadian participants via videoconference. The experts' final report was submitted in December 2010 and posted on the ADB website. A revised policy paper is scheduled to be presented to the Board for approval in 2011.

The Accountability Mechanism review seeks to assess the accessibility, credibility, efficiency, and effectiveness of the Accountability Mechanism, taking into account ADB's experience since 2003 and those of similar mechanisms in other multilateral and financial institutions. The review covers a wide range of issues, such as the approach to site visits, the level of independence of the mechanism, accessibility of the mechanism by affected people, eligibility criteria for filing a complaint, the effectiveness of public outreach, cost implications for bringing projects into compliance, and benefits of the Accountability Mechanism to project-affected people, ADB, and developing member countries. Ultimately, the review will recommend improvements in the policies, functions, and operations of the Accountability Mechanism.

PUBLIC COMMUNICATIONS POLICY

The 2005 policy requires a comprehensive review to be conducted 5 years after its effective date. Accordingly, ADB launched a review in February 2010 to assess its

1 See http://www.adb.org/AM-Review/

Millennium Development Goals and Infrastructure Development in Asia and the Pacific

The scale of the task of achieving the Millennium Development Goals (MDGs) is daunting. The region is home to more than 900 million poor comprising more than two-thirds of the world's population in extreme poverty. It contains 470 million people who have no clean water, which is more than half of the world's population without clean water. It also has 70% of the developing world's people who have no basic sanitation, two-thirds of the world's undernourished children, and more than 60% of people infected with tuberculosis.

Overcoming such huge challenges will require stronger basic infrastructure, particularly road transport, water supply, sanitation, electricity, information technology, telecommunications, and urban low-income housing. The MDG framework has no specific goals or targets for basic infrastructure except for water and sanitation, and information and communication technology.

However, a number of empirical studies have validated the direct connection between basic infrastructure and MDG outcomes. Access to water and sanitation can substantially reduce infant and child mortality rates, access to electricity allows more study time and improves education outcomes, and better transportation and all-weather roads increase school attendance and access to health services.[a]

Yet the availability of basic infrastructure remains relatively poor in Asia and the Pacific. Bridging the infrastructure gaps will require about $8 trillion over the period 2010–2020. More than half of this would be required to supply energy, and about 30% would be for roads.[b]

While scaling up infrastructure spending to achieve the MDGs is essential, three issues need special attention:

First, the region must raise quality and maintenance standards for infrastructure. A recent World Economic Forum business survey (with scores of 1–7) found the Asia and Pacific region to be 2 points or more behind the G7 countries[c] in infrastructure quality.

Second, infrastructure design must consider environmental impacts and climate change. Basic infrastructure must be designed with the environment and climate change in mind. Roads and bridges may have to be built to withstand more frequent floods. In addition, environmentally-friendly technology and options must be promoted and encouraged, including propagation of clean energy technologies, energy conservation, and demand management.

Finally, potential benefits exist for regional cooperation in infrastructure, including basic infrastructure. It has been estimated that regional connectivity in energy, transport, and telecommunications can bring about an increase in Asia's net income of $13 trillion over the 2010–2020 period and beyond.[d] For poverty-stricken areas in adjacent countries, cooperation in building basic infrastructure can help expand their economies and bring mutual benefits through trade.

Comparing Infrastructure between Asia and the Rest of the World, 2005

Country Grouping	Paved Roads (km/10,000 people)	Railways (route km/ 10,000 people)	Household Electrification Rate, 2008 (%)	Access to Improved Water Sources (% of total)	Access to Improved Sanitation (% of total)	Mobile and Telephone Subscribers (per 100 people)	Broadband Internet Subscribers (per 100 people)	Urban Slum Population (%)
Northeast Asia	13.72	0.49	99.34	88.11	64.97	5.96	0.366	32.97
Central Asia	16.48	2.55	–	88.66	95.31	2.31	0.003	–
South Asia	12.78	0.51	61.03	88.06	32.83	1.20	0.010	40.10
Southeast Asia	10.51	0.27	71.69	86.39	67.50	3.53	0.031	34.15
Pacific Islands	3.69	–	–	46.19	48.74	0.77	0.043	–
Asia-Pacific	**12.83**	**0.53**	**77.71**	**87.72**	**52.05**	**3.47**	**0.154**	**35.73**
Industrialized countries	207.10	–	–	99.58	99.85	13.76	1.553	–
OECD	211.68	5.21	99.80	99.63	99.94	13.87	1.608	–
Latin America	14.32	2.46	92.70	91.37	78.26	6.11	0.150	25.35
Africa	–	0.95	28.50	58.38	30.83	1.42	0.003	62.72

– = nil, km = kilometers, OECD = Organisation for Economic Co-operation and Development.

a ADB, JBIC, and World Bank. 2005. *Connecting East Asia: A New Framework for Infrastructure*. Manila: ADB.

b ADBI and ADB. 2009. *Infrastructure for a Seamless Asia*. Tokyo: ADBI.

c G7 includes Canada, France, Germany, Italy, Japan, the United Kingdom, and the United States.

d ADBI and ADB. 2009. *Infrastructure for a Seamless Asia*. Tokyo: ADBI.

efficacy and recommend changes as necessary to strengthen it. The 2010 review of the policy was guided by a steering committee chaired by the Managing Director General.

ADB solicited views from its staff on their experiences with the policy and how it could be improved. The review also engaged interested individuals, organizations, and other external stakeholders to provide feedback and suggestions for enhancements. In addition to seeking written comments on the current PCP and two consultation drafts that were released in June and November 2010, ADB held 20 in-country consultation workshops in 12 member countries within and outside Asia and the Pacific to seek the views of a broad range of stakeholders. These included government officials, civil society organizations, the private sector,

academia, media, international organizations, and project-affected people. More than 500 people participated in the workshops. The review also took on board the findings of two global surveys of its stakeholders in 2006 and 2009 to gauge their perceptions of ADB's performance and communications.

The review concluded that the policy is fundamentally sound and has been well implemented. While its thrust will not change, the review identified five areas in which changes to the policy are needed to keep ADB at the forefront of best practices.

A revised policy addressing key issues raised during the review will be considered by ADB's Board of Directors in mid-2011.

OPERATIONAL PLANS

To facilitate the implementation of Strategy 2020, ADB is gradually introducing operational plans to guide ADB operations in specific sectors and thematic areas. In 2010, ADB approved three operational plans for climate change,[2] sustainable transport,[3] and education.[4] (See Chapter 13 for more details.) ADB also started developing new operational plans for the finance, urban, and water sectors, as well as environment and public–private partnerships, which will be completed in 2011.

ENHANCING ADB'S FINANCING INSTRUMENTS

Efforts are continuing to offer ADB's borrowing clients a wider menu of financing instruments. In 2010, ADB reviewed the role of supplementary financing as a way to improve the development effectiveness of its operations. The review proposed renaming "supplementary financing" as "additional financing" and introduced policy changes to reduce the processing time and incremental costs of repetitive processes for projects. The potential to scale up well-performing projects was enhanced by the introduction of simple business processes and the easing of restrictions on the use of additional financing for such projects.

Second, a differentiation was made between cost overruns resulting from external reasons and those due to design and implementation problems and between projects that are performing well and those that are not. Third, the additional financing policy was linked with ADB policies on emergency assistance, cofinancing, and changes of scope.

The new policy was approved by the Board in December and will become effective in February 2011. It should improve services to developing member countries, harmonize ADB's financing policies with those of its development partners, and contribute to ADB's shift toward results-focused operations.

Work is also ongoing to update and/or develop business instruments on policy-based lending, project development, cross-border investment (for regional cooperation and investment), and results-based lending.

REGIONAL COOPERATION INITIATIVE: CREDIT GUARANTEE AND INVESTMENT FACILITY

The 1997 Asian financial crisis accentuated the need for local currency bond markets as an alternative to then-dominant bank loans. With inadequate hedging, banks were vulnerable to foreign exchange vagaries, and much short-term borrowing was done for long-term investments. A regional bond market would help to ensure availability of long-term domestic currency funding, to prevent maturity and currency mismatches, and to better channel the region's savings into regional investment.

For those reasons, the Association of Southeast Asian Nations (ASEAN) and the People's Republic of China, Japan, and Republic of Korea—or ASEAN+3—launched the Asian Bond Markets Initiative (ABMI) in 2002 to foster local-currency bond markets. Though the ABMI has achieved much—local currency denominated bonds in emerging East Asia grew to nearly $5 trillion in 2010 from less than $1 trillion in 2001—much more needs to be done to give corporations better access to bond markets and to offer a variety of maturities to meet issuers' financing needs.

To address these issues, ADB worked with ASEAN+3 in 2010 to establish a credit guarantee and investment facility (CGIF) as a trust fund of ADB to guarantee bonds in the region. Access to local bond markets will make corporations less dependent on short-term foreign loans and less vulnerable to foreign exchange risks. CGIF also promotes harmonization of standards and practices for bond issuance within ASEAN+3, paving the way for regional financial market integration.

2 ADB. 2010. *Addressing Climate Change in Asia and the Pacific: Priorities for Action.* Manila.
3 ADB. 2010. *Sustainable Transport Initiative Operational Plan.* Manila.
4 ADB. 2010. *Education by 2010 – A Sector Operations Plan.* Manila.

CHAPTER 4

DELIVERING AN EFFECTIVE ORGANIZATION



ADB continued to sharpen its focus on results in all aspects of its performance in 2010. ADB's corporate results framework is used as a management tool to monitor its performance and promote continuous institutional improvements to expand its development effectiveness. While continuing to ensure accountability and compliance throughout its operations, ADB has introduced streamlined business processes for country partnership strategies and loan delivery, tightened its integrity and anticorruption protocols, and improved the dissemination of high-quality knowledge.

OVERVIEW

Sound business practices, more efficient use of resources, better aid delivery, and good governance have been areas of special focus for ADB in 2010. ADB's corporate results framework continues to shape its performance and to promote improvement in its activities.

In-depth assessment of strategies, policies, and operations by the Independent Evaluation Department (IED) continued during the year, while ADB's Accountability Mechanism continued to provide an independent forum for affected parties seeking to resolve problems arising from ADB projects. A joint Board–Management working group initiated a review of the 2003 Accountability Mechanism Policy, which will be completed in 2011.

As in previous years, ADB has stepped up support for its promotion of knowledge, such as incorporating knowledge components in new partnership agreements. In 2010, demonstrating a commitment to greater transparency, ADB began a review of its Public Communications Policy, seeking new ways to improve its effectiveness. In addition to streamlining business processes, ADB boosted its risk-management, integrity, and anticorruption protocols.

MANAGING FOR DEVELOPMENT RESULTS

Guided by its managing for development results (MfDR) action plan for 2009–2011, ADB sharpened its focus on results in managing its entire business. It continued to use its Strategy 2020 results framework regularly to monitor its performance, identify issues, and take action.

During the year, ADB completed its third Development Effectiveness Review to report its performance, and used the findings to prepare its work plans and budgets. (See box on page 20.) In addition, ADB refined its results framework in early 2011 to increase its value as a management tool, and cascaded the Strategy 2020 goals to work priorities at all levels of the organization.

ADB refined its guidelines on country and sector results frameworks to better align these with the objectives of developing member countries and to improve the ways results are monitored. Eleven development effectiveness briefs[1] were produced to describe ADB's contributions to countries' development outcomes.

ADB upgraded its MfDR learning and development program and implemented a new communications plan to systematically disseminate messages on MfDR.

Throughout the year, ADB worked closely with several of its developing member countries—Bangladesh, Bhutan, Cambodia, the Lao People's Democratic Republic, and Viet Nam—to strengthen their capacities in MfDR. It also supported the Asia–Pacific Community of Practice on MfDR, the first regional network on results management.

PROGRESS ON AID EFFECTIVENESS AGENDA

ADB monitors the progress of its commitments in the Paris Declaration on Aid Effectiveness through regular annual surveys. In January, ADB conducted its fourth annual survey incorporating 2009 data from 25 developing member countries. The results showed that ADB continued to meet the targets for five of the nine quantitative indicators in 2009. These were (i) aligning aid with national priorities, (ii) coordinating technical assistance, (iii) using country public financial management systems, (iv) reducing the number of parallel project implementation units, and (v) coordinating missions.

The joint country analytical work ADB undertook grew in 2009 and is on track to meet the target by the 2010

As in previous years, ADB has stepped up support for its promotion of knowledge, such as incorporating knowledge components in new partnership agreements

1 These cover Afghanistan, Armenia, Bangladesh, Cambodia, Georgia, the Lao People's Democratic Republic, Mongolia, Nepal, Papua New Guinea, Samoa, and Tajikistan.

2009 Development Effectiveness Review

ADB's third Development Effectiveness Review monitored progress made in 2009 on the corporate results framework. The report was discussed by the Board of Directors in April 2010 and presented to ADB's Board of Governors in the Annual Meeting in May.

At Level 1, the review assessed only development outcomes preceding the 2008 global economic crisis, as there was insufficient current data on poverty to properly analyze the impact of the crisis in 2009. While some progress was noted in reducing income poverty, there was too little improvement in the performance of most of the non-income poverty indicators. This suggests it is unlikely that the non-income Millennium Development Goal targets will be met in 2015 (see 2009 Development Effectiveness Review Summary of Performance below).

The corporate performance report noted areas in which ADB results are on track or not. ADB made good progress toward its targets in many areas, including sustaining the quality of its operations, delivering funds and services to its clients efficiently, and aligning its operations with Strategy 2020 priorities.

ADB worked closely with other development partners to maximize benefits to its developing member countries. However, a few areas failed to improve significantly, an indication of the challenges involved in each case. Human resource and budget constraints remained a concern, given ADB's expansion in operations. Gender mainstreaming results achieved over the past 3 years, though improving, are still below the level of those of the baseline year. Knowledge management progress continued to lag, as did cofinancing of Asian Development Fund operations. New concerns emerged with regard to the outcomes of completed projects.

ADB's action plan commits to a number of remedial steps, notably expediting improved reporting systems on the performance of projects; introducing a pilot results scheme linking budget allocations to performance in cofinancing, education, and gender mainstreaming; and increasing staff resources and intensifying efforts to improve ADB's gender balance. ADB also significantly increased its staff and budget in 2010 to strengthen organizational capacity.

2009 Development Effectiveness Review Summary of Performance

	ADB Countries	ADF* Countries
Asia and the Pacific Development Outcomes (Level 1)		
Poverty and Human Development Outcomes	A	A
Other Outcome Indicators	G	G
Performance Indicators	**ADB Operations**	**ADF Operations**
Core Sector Outputs and Their Contribution to Development Outcomes (Level 2)		
Core Sector Outputs	G	G
Contribution to Development Outcomes	A	G
Operational Effectiveness (Level 3)		
Operational Quality and Portfolio Performance	G	G
Finance Mobilization	G	A
Strategic Focus in Operations	G	G
Gender Mainstreaming	R	R
Knowledge Management	A	A
Partnerships	G	G
Organizational Effectiveness (Level 4)		
Human Resources	R	R
Budget Adequacy	R	R
Business Processes and Practices	G	G

G Green: "Made progress" (More than half of the indicators in the group have shown improvements over baselines or previous periods.)

A Amber: "Progress beginning to stall or regress" (Results are mixed: equal number of indicators improving or beginning to stagnate or regress.)

R Red: "Progress stalled or regressed" (More than half of the indicators in the group stagnating or regressing over two or more previous review periods.)

ADB = Asian Development Bank, ADF = Asian Development Fund.

* ADF is a pool of funds available for financing ADB operations at concessional terms.

deadline. However, ADB must improve its performance in the use of country procurement systems, in program-based approaches, and in aid predictability to meet the Paris Declaration targets in these areas.

While the level of ADB assistance disbursed through program-based approaches was below target in 2009, the number of new projects employing such approaches increased over 2008. The decline in the aid predictability indicator was mostly attributable to approvals for major crisis response operations, which are by nature unpredictable. To improve the use of country procurement systems, ADB is facilitating policy dialogue, knowledge sharing, and capacity development, and strengthening of national procurement systems through the Asia Pacific Procurement Partnership Initiative.

ENSURING ACCOUNTABILITY AND COMPLIANCE

The ADB Accountability Mechanism provides an independent forum for people adversely affected by ADB-assisted projects to voice complaints and seek resolution of problems. This takes place through consultation and facilitation. Affected people may also request an investigation into allegations of noncompliance by ADB with its operational policies and procedures. The mechanism is designed to contribute to ADB's development effectiveness and help improve project quality.

The mechanism has two phases: consultation and problem-solving conducted by the Special Project Facilitator, and compliance review led by the independent Compliance Review Panel (CRP).

The Office of the Special Project Facilitator received seven new complaints in 2010, of which two met its eligibility criteria. Four previous complaints were closed. The Office of the Compliance Review Panel received five inquiries for compliance review in 2010. All were considered to be outside the scope of the CRP's mandate and had been referred to the concerned operations department.

The CRP completed the first full 5-year annual monitoring program (for the Chashma Right Bank Irrigation

The ADB Accountability Mechanism provides an independent forum for people adversely affected by ADB-assisted projects to voice complaints and seek resolution of problems

Project in Pakistan) and conducted the fourth annual monitoring for the Southern Transport Development Project in Sri Lanka. The CRP reported[2] to the Board that it was unable to complete the compliance review and make any determination as to ADB's accountability for the Fuzhou Environmental Improvement Project in the People's Republic of China due to the government's lack of consent to the CRP to visit the project site.

The Office of the Special Project Facilitator and the Office of the Compliance Review Panel finalized the first formal strategy for Accountability Mechanism outreach, an annual program to promote awareness of the Accountability Mechanism, and continued to work together to disseminate information about the Accountability Mechanism, both internally in ADB and externally. As part of that strategy, ADB approved the first funding for Accountability Mechanism outreach in the form of a small-scale regional technical assistance to pilot outreach on a regional basis.[3] The first program will be conducted in the Pacific developing member countries in early 2011.

ADB initiated a review of the Accountability Mechanism Policy in 2010. (See Chapter 3, page 15.)

INDEPENDENT EVALUATION FOR DEVELOPMENT EFFECTIVENESS

IED's 2010 work program was driven by four main considerations: (i) aligning with ADB's strategic priorities and providing input for the formulation of future policies, strategies, and programs; (ii) providing real-time

2 CRP/R1-10. Compliance Review Panel Request No. 2009/1 for the Fuzhou Environmental Improvement Project – ADB Loan 2176-PRC: CRP Final Report. Manila.
3 ADB. 2010. Technical Assistance for Good Governance and Development Effectiveness through the Accountability Mechanism (RETA 7572).



Complaint-handling training for Indonesian village facilitators

feedback during loan processing and implementation; (iii) building capacity of developing member countries to evaluate development projects and train ADB staff on self-evaluation of ADB projects and programs; and (iv) contributing to knowledge solutions. In 2010, IED delivered the planned program of evaluations, knowledge products, and capacity development.

IED evaluations aim to promote accountability for results and learning. To promote accountability, evaluations assess whether ADB is allocating and using resources properly and achieving planned outcomes. IED relies on a number of evaluations of sector assistance programs and individual projects to evaluate country partnership strategies. These evaluations contribute to the formulation of country strategies and provide timely feedback on what worked and what did not, and why.

In 2010, IED evaluated the country partnership strategies for Bhutan and the Lao People's Democratic Republic to assess their performance. The strategy for Bhutan was rated *successful*. The evaluation found, for example, that ADB has made major contributions to rural electrification and the development of basic infrastructure in two major centers.

In the Lao People's Democratic Republic, too, the ADB country strategy was rated *successful* in achieving its objectives. ADB helped the country in its transition to a market-based economy and assisted the government to formulate development strategies and plans, though it could have done better to strengthen public sector management and the finance sector.

To add value to the quality of new ADB projects, programs, and country partnership strategies, IED provided detailed comments on project design at the early stages of their preparation during the year. It commented on about 462 operational documents and participated in 65 management review meetings.

IED collaborates with other evaluation agencies mainly through the Evaluation Cooperation Group to improve its own effectiveness. In 2010, IED led the subgroup on good practice standards for evaluation of policy-based lending and contributed to good practice standards for evaluation of sovereign and private sector operations. It also participated and/or remained abreast of the evaluation network activities of the Development Assistance Committee of the Organisation for Economic Co-operation and Development.

LEARNING FROM INDEPENDENT EVALUATION

IED produced higher-level evaluations and knowledge products in a number of strategically important areas to promote learning. The products relate to a diverse set of issues, including special evaluation studies of ADB support to countries in fragile and conflict-affected situations, financing partnership facilities, and gender and development.

IED also evaluated the sustainability of ADB projects and programs after completion of their implementation. The study found that about 65% of ADB-funded projects are rated likely sustainable at completion. A project producing its rated output efficiently at the time of its completion does not guarantee its long-term sustainability. Making projects sustainable during their entire lifetime is a complex process and depends on many factors. It takes collective efforts of stakeholders in ADB and governments at different stages of the project cycle to ensure project sustainability. Good project design, proper implementation, and efficient operation are essential.

The regulatory and managerial environment should be conducive to support rational output pricing and adequate operations and maintenance. Dependence on government for operations and maintenance and a weak political will for cost recovery generally make projects unsustainable. In the case of non-revenue earning projects, fiscal affordability of operations and maintenance is an imperative for their sustainability. ADB needs to pay particular attention to ensure post-completion project sustainability. It should assess the risks to project outputs and outcomes and mitigate them during project preparation and implementation, and monitor them during operation working closely with the client governments.

ADB assistance contributed to water policy development in Asia in areas including governance, tariff reforms, and water conservation

Using rigorous methods, IED assessed development outcomes of two ADB-funded rural electrification projects in Bhutan on quality of life in rural areas, and the sustainability of the projects. (See "Electrification Study Sheds New Light on Bhutan Households" on page 24.)

In addition, IED published an evaluation knowledge brief on reducing carbon emissions from transport projects and suggested measures to reduce the carbon footprint of ADB's transport sector assistance. The study developed tools to monitor and evaluate the carbon footprint of ADB's transport sector projects. The study estimated gross carbon dioxide emissions from the construction and operations of ADB-funded transport projects approved during 2000–2009 at 792 million tons. That would be an average of 39.6 million tons/year in a project's 20-year lifetime. Transport sector investments and strategies that reduce carbon footprint also help reduce local air pollution. Hence, investments in railways and public transport could reduce both carbon dioxide emissions and air pollution over the long term. The study recommended that ADB adopt carbon emissions as a consideration for project design, review, and appraisal.

The evaluation of ADB technical assistance to India, Indonesia, the Philippines, and Sri Lanka for building capacity to manage the environment has found that continued ADB assistance is required for strengthening country environment safeguard systems, with particular attention given to provincial environment offices.

After carrying out a special evaluation study to assess the implementation of ADB's 2001 Water Policy and related operations, IED found the policy to be relevant to ADB's corporate strategy and developing member countries' national priorities. It found, moreover, that ADB assistance contributed to water policy development in Asia in areas including governance, tariff reforms, and water conservation. However, the study found that more remains to be done, particularly in integrated water resources management.

Electrification Study Sheds New Light on Bhutan Households

An investigation by ADB's Independent Evaluation Department of households in the kingdom provides insights into how electricity improves the lives of rural people

The Independent Evaluation Department examined two of the five rural electrification projects ADB has carried out in Bhutan since 1996. The study, which assessed the projects' impact on economic, environmental, and social aspects of rural people's quality of life, found that electrification has had quantifiable, visible, and positive results.

Households electrified under the two projects and villages where electrification is planned were compared in the study. To allow conditions in disparate and diverse communities to be assessed, 106 villages from 10 of 15 districts (*dzonkhags*) in the project area were carefully selected. The sample included more than 2,000 households, representing about 18% of households in the 10 study districts. On average, the electrified households had received electricity for 4 years.

The assessment found that while the flow of benefits is slowly emerging, electrified households enjoy a better quality of life and earn more. However, most economic, social, and environmental outcomes are modest because household consumption of electricity is limited to lighting, cooking, and water boiling. The use of electricity for generating incomes is confined to weaving in central and western Bhutan and poultry production in the south.

Members of electrified households devote less time to collecting firewood, spend less on fossil fuel, and enjoy substantially fewer smoke-induced health problems—and fewer sick days—than those burning solid fuels. Children, particularly girls, in electrified households complete comparatively more years of schooling. Women play more significant roles in decisions regarding the education and health of household members and tend to be better informed on these issues than their male counterparts.

Although electrification benefits are mostly realized in the long run, the study saw a modest positive impact of electrification on fertility, migration, and food security. It concluded that Bhutan should build on the success achieved so far and strive to enhance electricity use for activities that raise incomes.



Empowered: newly installed equipment in a Bhutan rural business

Evaluation capacity development in developing member countries and in ADB is an important mandate of IED. In 2010, the department supported training of government officials from selected countries in Central Asia and Southeast Asia at the Shanghai International Program for Development Evaluation Training. IED also organized training and learning events for ADB staff on preparing project completion reports and related self-evaluation. In addition, a survey to be completed in 2011 will probe users' perceptions of IED work with the goal of using the results to improve its products and services in the future.

IED will continue to proactively disseminate evaluation findings through workshops, presentations to communities of practice, and publications in a timely manner. IED's website (www.adb.org/evaluation) was streamlined and its knowledge content improved.

TRANSFORMING ADB'S KNOWLEDGE AGENDA

Knowledge underpins development effectiveness. In 2004, the Knowledge Management Framework signaled ADB's concerted efforts to become a learning organization. The framework pursues two mutually supportive outcomes: (i) increased assimilation of and dissemination by ADB of relevant, high-quality knowledge to developing member countries and other stakeholders, and (ii) enhanced learning within ADB.

Prominent among ADB's efforts was the establishment or strengthening of knowledge management units in IED and regional departments. Strategy 2020 boosted this commitment by indicating that ADB should play a bigger role in putting the potential of knowledge solutions to work in the region. Specifically, the Knowledge Management Action Plan 2009–2011 identified four desired outcomes: a sharpened knowledge focus in ADB's operations, empowered communities of practice (CoPs), strengthened external knowledge partnerships, and enhanced staff learning and skills development. In 2010, ADB stepped up supportive actions.

To sharpen the focus on knowledge in ADB's operations, new sector peer review procedures were incorporated into ADB's business processes for country partnership strategies and lending products, including Asian Development Fund grants. ADB strengthened the terms of reference of its knowledge management champions and conducted an assessment of the demand for knowledge products through resident and regional missions. Efforts to transform sector- and theme-related information into knowledge were boosted, and ADB's drive to broaden understanding of tools, methods, and approaches for knowledge management and learning continued through the *Knowledge Solutions* and *Knowledge Showcases* series.

To empower CoPs, ADB added staff positions and increased tenfold the budgets allotted for their activities

In 2010, ADB hosted 13 communities of practice:

- Agriculture, rural development, and food security
- Education
- Energy
- Environment
- Financial sector development
- Gender equity
- Social development and poverty
- Public management and governance
- Health
- Regional cooperation and integration
- Transport
- Urban
- Water

Communities of practice are groups of like-minded individuals who keep know-how in sector and thematic domains alive by continuously sharing what they know, building on that, and adapting knowledge to specific applications.

To empower CoPs, ADB added staff positions and increased tenfold the budgets allotted for their activities. This helped them design and deliver customized courses for their members, conduct self-assessments of their effectiveness, participate in global conferences and other forums, and collaborate with fellow CoPs and external partners in joint research undertakings and knowledge sharing.

New collaboration mechanisms for cross-departmental and multi-disciplinary knowledge generation and sharing were set up, among them the CoP web pages in ADB's intranet and links to sector and thematic resources, such as urban and energy portals.

To foster stronger partnerships, ADB began to incorporate knowledge components in new partnership agreements,

such as those with Agence Française de Développement, the Australian Agency for International Development, and the United Nations Children's Fund. It also built a database of strategic partnerships for use across ADB and is now designing a platform to enable ADB-wide management and monitoring of partnerships. A new course on learning in partnerships was developed for delivery in 2011, and *Guidelines for Knowledge Partnerships* were formulated.

Courses to promote awareness of, and action on, knowledge generation and sharing were delivered under the Knowledge Management and Learning Series and Learning for Change Primers, with e-learning applications planned for 2011. The Budget, Personnel, and Management Systems Department (BPMSD) reviewed and enhanced its program for staff learning and development to better cater to the needs of CoP and regional departments. This provided CoPs with the opportunity to develop their members' technical capacity. The Water CoP, together with BPMSD, developed and delivered 10 training courses.

As in previous years, ADB promoted further understanding of knowledge management and learning. In June 2010, it introduced the *Learning for Change Survey* to collect staff feedback on four drivers of learning (organization, people, knowledge, and technology). This survey complemented the Most Admired Knowledge Enterprises (MAKE) survey, conducted annually the past 6 years, which reveals fast-improving staff perceptions of knowledge management. The 2010 MAKE survey attracted a greater number of respondents and highlighted ADB's improvements in developing and delivering client knowledge-based projects and services, creating a collaborative knowledge sharing environment, and promoting individual and organizational learning and sharing.

DISCLOSURE AND TRANSPARENCY

Experience with 2005 policy. When adopted in April 2005, the Public Communications Policy was considered progressive and at the forefront of best practices among multilateral development banks. Since then, ADB has made significant strides in its public communications. The policy brought about a major cultural change within ADB such that disclosure is now considered standard operating procedure for all ADB projects. In general, ADB has successfully adopted a presumption in favor of disclosure.

Disclosure compliance, including timeliness of disclosure and handling of external requests, has continually improved. In the 2007 Global Accountability Report published by One World Trust, ADB received a score of 100% on transparency good practice. ADB's external relations strategy, which supports the policy, has led to more proactive and targeted efforts to raise ADB's profile and share information about its work. ADB has significantly raised its profile in top-tier media through outreach activities and public speaking engagements by Management and staff at major international forums and conferences.

In addition, most of the information required to be posted on the ADB website is now available: the number of documents posted on the ADB website has increased by 125% since 2005. Accessibility to information on the website also increased. Of the nearly 5,000 external requests for information received since 2005, the information was provided in 95% of the cases. Overall, staff recognize the many benefits of transparency and are conscientious about disclosure.

The review of the 2005 policy in 2010 has shown that overall ADB's Public Communications Policy remains relevant and that ADB compares well against other multilateral development banks in terms of information disclosure good practices. While internal and external reviews have generally found that the aim and direction of the policy is good and it has served ADB and its members well, ADB is committed to even greater transparency in future.

IMPROVING HUMAN RESOURCE MANAGEMENT

A milestone in 2010 was the approval in January of Our People Strategy, which sets out ADB's employee value proposition (or what ADB offers of value to its staff). Three key goals were highlighted in this paper, summarized by the words: good people, capable managers, and a supportive work environment.

The paper was followed by the preparation of its implementation plan—the Human Resource Function Strategic Framework and Action Plan, completed in April. These two documents serve as the medium-term road map for improving human resource management in ADB.

This was also the first full year of operation of the Human Resources Committee of the Board, which met seven times and provided practical and timely guidance on human resource policies and programs. At the end of the year, the Human Resources Committee issued its first annual report. A key theme was diversity and inclusiveness, with gender balance in international staff and increased value placed on the role of resident mission staff remaining important goals.

STREAMLINING BUSINESS PROCESSES

To improve service delivery and increase internal efficiency, ADB introduced new streamlined business processes for country partnership strategies[4] and loan delivery[5] on 1 January 2010.

Under the new business processes, ADB introduced several important changes in the way it conducts its business, including more concise and streamlined documentation for product delivery, and stronger quality assurance processes. In 2010, three country partnership strategies were finalized using the new streamlined business process for Kiribati, Papua New Guinea, and Tajikistan.

For loan delivery, reforms included (i) enhanced quality assurance through risk-based project categorization of operations, (ii) more strategic and sector-focused peer reviews, (iii) greater focus on implementation and project readiness, and (iv) simplified documentation. With the introduction of these reforms, ADB expects the average time for loan processing to be reduced significantly while improving the quality at entry.

Along with business process improvements, ADB has been strengthening the use of information technology. It upgraded its information technology system, especially the one used for preparing country partnership strategies and projects and portfolio management. This means ADB can now more effectively monitor project information throughout project cycles.

In response to the 2009 Development Effectiveness Review, which revealed a downward trend in project quality indicators (the success rates of completed investment and technical assistance operations), Management established in June a project implementation working group with a mandate to identify key issues and regional department good practices that could be replicated or applied more widely. The working group made recommendations under three headings: (i) achieving total project readiness; (ii) enhancing organization, staff skills, and incentives; and (iii) ensuring effective project implementation.

STRENGTHENING RISK MANAGEMENT

In line with Strategy 2020, which envisages a greater role for ADB in financing private sector development, ADB has made a concentrated effort to strengthen its risk management capabilities further. This is essential to allow ADB to manage the higher risks associated with additional private sector lending operations.

In 2010, ADB's Board of Directors approved a special capital expenditure budget for developing a comprehensive risk management system that will provide an information technology platform to monitor and manage risk more efficiently. Acquisition and implementation will be ongoing during 2011 and 2012.

Meanwhile, ADB has continued to increase staffing for the Office of Risk Management and has initiated steps to develop an operational risk management framework. Significant methodological developments during 2010 included the introduction of a pricing tool that provides a reference point for the pricing of nonsovereign transactions.

4 See Country Partnership Strategy: Responding to the New Aid Architecture (November 2009) at http://www.adb.org/Documents/Reports/cps-responding-to-the-new-aid-architecture.pdf
5 See *Better and Faster Loan Delivery* (November 2009) at http://www.adb.org/Documents/Reports/better-and-faster-loan-delivery.pdf

AUDIT

The Office of the Auditor General (OAG) conducts independent audits of ADB's loan, grant, and technical assistance operations; financial, accounting, risk management, and administrative processes; and information systems. The audits are based on risk assessments and geared to strengthen internal control, risk management, resource utilization, and governance processes; ensure compliance with ADB policies, procedures, and regulations; and enhance effectiveness, efficiency, and economy.

OAG completed 22 audits in 2010. Audits of loan, grant, and technical assistance portfolios were conducted in selected headquarters departments, resident missions, and representative offices. Treasury and nonsovereign reviews included borrowings and associated hedge swaps, and commercial and official cofinancing guarantee operations. Financial and administrative audits included audits of selected consultant contracts and commissary operations. Information system reviews covered the mainframe, data center, and projects under the Information Systems and Technology Strategy II program. Audit management software has similarly been implemented in OAG to automate internal audit processes.

Based on an internal assessment, OAG was found to be broadly compliant with the Institute of Internal Auditors' International Professional Practices Framework. The office has started a phased realignment approach to further improve its processes, reporting formats, and communications, and is establishing a quality assurance program.

OAG coordinated its work with ADB's outside auditors (Deloitte & Touche) to ensure effective planning and implementation of audit activities. OAG provided support to Deloitte & Touche in line with the fiscal year 2010 audit of ADB's financial statements and the attestation process, and agreed procedures on three ADB bond offerings. OAG also collaborated with Deloitte & Touche and PricewaterhouseCoopers on the audits of 32 technical assistance trust/grant funds undertaken at the request of the Office of Cofinancing Operations. Several consultant contracts were audited by OAG to ensure the authenticity of consultant claims. The principles for the selection of the outside auditor were approved by the Board.

OAG monitors the progress of its outstanding recommendations, and those made by the outside auditor, with an emphasis on high-risk items.

Audits of loan, grant, and technical assistance portfolios were conducted in selected headquarters departments, resident missions, and representative offices

INTEGRITY AND ANTICORRUPTION ACTIVITIES

The ADB Office of Anticorruption and Integrity (OAI) receives and investigates allegations of fraud, corruption, coercion, collusion, obstructive practices, conflict of interest, misconduct, and abuse (collectively known as integrity violations) in ADB-financed activity. The office also conducts project procurement-related reviews of ongoing ADB-financed projects, to confirm compliance with ADB's policies, guidelines, and loan agreements, with a focus on preventing and detecting integrity violations. Working with other offices, OAI also improves staff and stakeholder awareness of Anticorruption Policy requirements.

During the year, OAI facilitated ADB's signing of the Agreement for Mutual Enforcement of Debarment Decisions (the Cross-Debarment Agreement) with participating multilateral development banks (African Development Bank, European Bank for Reconstruction and Development, Inter-American Development Bank, and the World Bank Group). The agreement enforces each other's prospective debarment actions with respect to corruption, fraud, coercion, and collusion. ADB has cross debarred six firms and two individuals sanctioned by the World Bank since the agreement came into force. ADB has submitted requests for the cross-debarment of 4 firms and 10 individuals.

ADB publishes on its website the names of firms and individuals who have been sanctioned for having breached any earlier sanction imposed by ADB, who have been

sanctioned for second or subsequent integrity violations, whom OAI could not notify of sanction after reasonable efforts, and who are cross-debarred by ADB under the Cross-Debarment Agreement. The complete list of firms and individuals, which includes first-time violators, is also published on ADB's website, restricted to authorized users with a demonstrated need to know.

ADB received 188 new allegations related to ADB-financed projects and ADB staff members, and sanctioned 47 individuals and 37 firms. Five project procurement-related reviews were carried out on projects in Bangladesh, the People's Republic of China, Indonesia, Kazakhstan, and Nepal. OAI held anticorruption training sessions in Cambodia, Nepal, and Uzbekistan under two regional technical assistance projects. The office also conducted 27 mandatory briefings to ADB staff, 17 orientation seminars, and 9 fraud and corruption awareness workshops as part of ADB's continuing endeavors to ensure that all ADB staff members observe the highest standards of integrity and ethics.

CHAPTER 5

SECTOR AND THEMATIC HIGHLIGHTS



Fresh initiatives in education, health, clean energy, governance and anticorruption, and sustainable transport helped maintain the momentum of ADB's Strategy 2020. This long-term agenda focuses on priority sectors and thematic areas that align with the commitment to eradicate poverty through inclusive, environmentally sustainable economic growth and regional integration. ADB also worked to raise awareness of the region's progress in achieving the Millennium Development Goals (MDGs).

POVERTY REDUCTION AND MDGs

Under its overarching goal of poverty reduction, Strategy 2020 aims to ensure operations focus on sectors that align best with ADB's long-term agenda for inclusive growth, environmental sustainability, and regional cooperation and integration. ADB continued to oversee the implementation of strategies for each sector, to promote learning and knowledge management, and to encourage the uptake of innovative practices in ADB operations. Selected work is reported.

Millennium Development Goals. With the United Nations Economic and Social Commission for Asia and the Pacific and the United Nations Development Programme, ADB worked to disseminate knowledge, promote policy advocacy, and build capacity for statistics programs. Several events were held, including a forum on improving vital statistics and civil registration and regional ministerial-level meetings in Southeast Asia and the Pacific. The tripartite partnership produced a number of publications, one of which, *Paths to 2015*, was launched by President Kuroda at the UN World Summit on the Millenium Development Goals. ADB also engaged in strategic discussion with development partners and governments in the context of projects to fast-track MDG achievements by 2015.

GENDER EQUITY

Guidelines for the Gender Mainstreaming Categories of ADB Projects were also updated. The increase in gender mainstreaming—the inclusion of gender-related analyses in the design of programs and projects—continued for the third year. ADB reached its 2012 numerical targets for gender mainstreaming of 40% of all ADB public sector and 50% of Asian Development Fund projects.

The Gender and Development Plan of Action 2008–2010 ended with progress in core areas, including infrastructure, environment, and education. To further improve ADB's performance, the plan will be continued through 2011–2012. Meanwhile, the number of gender specialists nearly doubled to 25 staff and staff consultants. More than 200 staff members were trained in gender-responsive project design and implementation.

HUMAN DEVELOPMENT

Education. ADB finalized *Education by 2020: A Sector Operations Plan.* The plan addresses challenges in human resource development confronting Asia and the Pacific, and presents ADB's response in meeting them, including increased support for workforce skills development and higher education. The plan stresses the importance of inclusive, equitable education and pro-poor public–private partnerships. ADB also prepared knowledge products in these areas. Eight loans and grants ($611.7 million) included, among others, ADB's response to the demand for workforce skills development in the Lao People's Democratic Republic and Viet Nam. The Higher Education in Dynamic Asia Project focused on improving knowledge and capacity for developing member countries to plan and implement critical higher education reforms.

Health. Sector-specific health programs and projects were supported in eight countries. ADB produced studies and held policy dialogue on the implications for human health of climate change as it affects the agriculture and water sectors and disaster-risk reduction, and on the health impacts of traffic-related air pollution. The regional AIDS data hub disseminated best practices, and ADB supported efforts at controlling communicable diseases, including HIV/AIDS and dengue fever, in the Greater Mekong Subregion. New information was provided to back investment in maternal, newborn, and child health; and the Asia Pacific Health Observatory was initiated.

Social protection, inclusive growth, and the environments of the poor. Loans were provided to expand the conditional cash transfer program in the Philippines ($400 million) and to sustain expenditure on social services and social protection in Georgia ($100 million). Grants ($3 million) were made to alleviate the impact of the global economic crisis on vulnerable individuals in three Pacific countries. Technical assistance was provided to devise an

action plan for ADB's involvement in social protection. ADB also prepared several knowledge products, including *The Environments of the Poor in the Context of Climate Change and the Green Economy.*

FINANCE SECTOR DEVELOPMENT

Sovereign lending of $893.4 million supported general finance sector and capital market develo ment for microfinance, small and medium-sized enterprises, and regulatory reforms. Nonsovereign investment reached $1,035 million, largely supporting housing finance, microfinance, and regional guarantees. Most technical assistance was for preparing lending programs/projects, and implementing policy reforms and building capacity, while the remainder backed efforts by developing member countries to promote regional economic and financial integration. An operational plan for Finance Sector Development was being prepared and approval is expected in 2011.

GOVERNANCE AND CAPACITY DEVELOPMENT

Since the approval of the Second Governance and Anticorruption Action Plan (GACAP II) in 2006, risk assessments and risk management plans have been implemented in 20 countries and across seven sectors. Two sector guidance notes (education and road transport) were prepared to help staff identify governance risks. Detailed capacity assessments were implemented with procurement agencies in three developing member countries and with an anticorruption agency. In 2010, a Stocktake and Strategic Review of ADB's Governance and Public Sector Management Policies and Operations was initiated.

SUSTAINABLE INFRASTRUCTURE

Energy. ADB incorporated its Energy Efficiency Initiative into the Clean Energy Program to double an annual clean-energy-investment target of $1 billion (2008–2012) to $2 billion from 2013. Clean energy investments in 2010 reached $1.76 billion, which is expected to result in additional 1,871 MW renewable energy generation capacity, 3,246 GWh electricity savings per year, and annual greenhouse gas emission reduction of 13 million tons carbon dioxide equivalent. Investments in access-to-energy projects exceeded $950 million, from $418 million in 2009. The investment will provide access to electricity and modern fuels for 1.5 million households, adding to 1.27 million households connected during 2003–2009.

Transport. Approval of the Sustainable Transport Initiative Operational Plan placed ADB at the forefront of sustainable transport in developing member countries. The ADB Transport Forum 2010 discussed issues related to urban transport, mainstreaming climate change, cross-border transport and logistics, and road safety, and social sustainability. The Kathmandu Sustainable Urban Transport Project was approved, serving as a showcase for support in urban transport.

Urban development. Urban Day 2010, held in Manila, stimulated discussion on core areas of the Urban Operational Plan, for which approval is expected in 2011. Implementation guidelines for the Urban Financing Partnership Facility, established in late 2009, were finalized to make the facility operational. The Cities Development Initiative for Asia (CDIA) approved applications from 23 cities in 13 countries—with a target of 50 cities by the end of 2012. These interventions used $7.7 million of initiative funding and $1.6 million in counterparty contributions. These are leading to an estimated $4.4 billion in additional urban infrastructure investments, which may come from government funds, CDIA official partners (including ADB), international private sector infrastructure finance organizations, external international development organizations and foundations (e.g., Global Environment Facility), and existing strategic partners.

Clean energy investments reached $1.76 billion, against a target of $1 billion. Doubling that goal from 2013 will boost renewable energy generation

Water. The Water Financing Program 2006–2010 delivered $11.44 billion in investments as of the end of 2010, exceeding the $10.0 billion target. Approvals for water loans in 2010 totaled $2.32 billion. The Water Financing Partnership Facility, which was established to support the Water Financing Program implementation, continued to provide resources during the year. The Water Financing Program will continue beyond 2010, guided by priorities set out in the Water Operational Framework 2011–2020, for which approval is expected in 2011. Increased support for sanitation and wastewater management remained a priority, with loans to the People's Republic of China, Indonesia, Nepal, and Sri Lanka, among others. Support for climate change adaptation in the sector was boosted with the approval of two regional technical assistance projects.

ENVIRONMENT, CLIMATE CHANGE, AND SAFEGUARDS

Environment. Fifty-one projects with environmental sustainability as a theme and totaling about $5 billion were approved—representing a 55% increase over 2009 in terms of projects, and the highest since 1995. Environmental lending in 2010 pushed up the proportion of projects supporting environmental sustainability to 37% from 2008 to 2010, exceeding ADB's target for a 3-year rolling average of 25% in 2010–2012. More than 63 technical assistance projects totaling about $79 million, and 19 grants totaling nearly $188 million, were approved with environmental sustainability as a theme.

Climate change. An institution-wide plan was approved to help developing member countries address climate change. It covers five priorities: expanding the use of clean energy; encouraging sustainable transport and urban development; managing land use and forests for carbon sequestration; promoting climate-resilient development; and strengthening related policies, governance, and capacity.

ADB strengthened collaboration with development partners in mobilizing additional resources for climate actions, such as through the Climate Investment Funds and Clean Energy Financing Partnership Facility. A $10 million replenishment of ADB's own Climate Change Fund was approved. ADB was formally accredited by the Adaptation Fund Board in June of 2010 as one of the Multilateral Implementing Entities for the Fund.

ADB allocated $1.76 billion to clean energy investments. New initiatives to promote technology innovation, transfer, and diffusion were advanced, including the Asia Clean Technology Exchange, the Asia Climate Change and Clean Energy Venture Capital Initiative, the Climate Public–Private Partnership Fund, the Asia Solar Energy Initiative, and Quantum Leap in Wind Power. Its Carbon Market Program continued to help developing member countries access financing and technology for low-carbon investments through the Kyoto Protocol's Clean Development Mechanism.

ADB expanded efforts to climate-proof projects, including those for road improvements in Cambodia, Solomon Islands, Timor-Leste, and Viet Nam; for water projects in Bangladesh; and for port facilities in the Cook Islands. It stepped up policy, research, knowledge, and capacity building, to build climate resilience, as exemplified by a climate impact assessment for Ho Chi Minh City, which identifies alternative solutions to flooding threats due to climate change. The Asia Pacific Adaptation Network was launched in 2010. ADB, a founding member of the network, is collaborating with partners to enhance knowledge generation and dissemination on climate change adaptation in the Asia and the Pacific region.

Safeguards. Under the Safeguard Policy Statement that came into effect in January 2010, ADB screened all projects for potential impacts related to the environment, involuntary resettlement, and indigenous peoples, and assisted borrowers and clients to adopt safeguards to address environmental and social risks. To ensure sound implementation of the Safeguard Policy Statement, an operations manual section aligned with new business processes was issued. Workshops were attended by 680 staff, 19 new staff were recruited, more than 10 in-country briefings were held, technical assistance projects totaling $11.3 million were implemented to strengthen country safeguard systems, and several ADB–World Bank country safeguard reviews were conducted.

CROSSCUTTING INITIATIVES

Public–private partnership (PPP). The PPP Practice Group, which functions as the community of practice for all PPP-related matters within and outside ADB,

was established, and a PPP Operational Plan was being prepared for which approval is expected in 2011. The Multilateral Public–Private Partnership for Infrastructure Capacity Development (MP3IC) Program partners, a joint initiative of ADB, Inter-American Development Bank, and World Bank Institute, continued to develop learning products for PPP practitioners.

Agriculture and food security. Investments and technical assistance projects for food security of $2.2 billion were approved, against a $2 billion target. The Investment Forum for Food Security in Asia and the Pacific resulted in regional and country partnerships toward food security among ADB, the International Fund for Agricultural Development, and the Food and Agriculture Organization of the United Nations. ADB led the initiative to expand rice trading and establish an emergency rice reserve in Asia through its support for ASEAN+3. In coordination with other multilateral development banks, ADB engaged in technical discussions on actions to address increasing volatility in the global food market.

Emergency assistance and disaster risk management. An integrated disaster risk management framework was

Table 1a **Sovereign and Nonsovereign Operations by Sector, 2009–2010**
($ million)

Loans

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	443.5	3.4	613.9	5.4
Education	85.0	0.6	70.0	0.6
Energy	2,120.9	16.0	2,454.0	21.4
Finance	510.0	3.9	1,263.4	11.0
Health and Social Protection	93.1	0.7	177.0	1.5
Industry and Trade	101.0	0.8	–	–
Public Sector Management	5,306.4	40.2	894.5	7.8
Transport and ICT	2,338.5	17.7	3,831.1	33.4
Water Supply and Other Municipal Infrastructure and Services	808.5	6.1	607.0	5.3
Multisector	1,409.0	10.7	1,551.4	13.5
Total	13,215.9	100.0	11,462.3	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

Grants

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	133.9	14.5	114.8	11.7
Education	136.3	14.8	23.0	2.3
Energy	87.2	9.4	211.2	21.5
Finance	–	–	17.1	1.7
Health and Social Protection	20.0	2.2	39.0	4.0
Industry and Trade	–	–	–	–
Public Sector Management	55.0	6.0	29.0	3.0
Transport and ICT	316.8	34.3	466.5	47.5
Water Supply and Other Municipal Infrastructure and Services	102.6	11.1	21.6	2.2
Multisector	72.3	7.8	59.5	6.1
Total	924.0	100.0	981.7	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

Equity Investments

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	–	–	–	–
Education	–	–	–	–
Energy	80.0	36.4	48.0	19.8
Finance	140.0	63.6	165.0	67.9
Health and Social Protection	–	–	–	–
Industry and Trade	–	–	–	–
Public Sector Management	–	–	–	–
Transport and ICT	–	–	–	–
Water Supply and Other Municipal Infrastructure and Services	–	–	30.0	12.3
Multisector	–	–	–	–
Total	220.0	100.0	243.0	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

TA Grants

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	20.7	10.2	21.9	12.5
Education	4.8	2.4	3.6	2.0
Energy	26.5	13.1	17.5	9.9
Finance	21.7	10.7	11.7	6.7
Health and Social Protection	6.5	3.2	3.4	2.0
Industry and Trade	3.9	1.9	4.6	2.6
Public Sector Management	44.2	21.8	43.0	24.5
Transport and ICT	28.7	14.2	18.4	10.5
Water Supply and Other Municipal Infrastructure and Services	8.7	4.3	8.8	5.0
Multisector	37.3	18.4	42.6	24.3
Total	203.0	100.0	175.5	100.0

– = nil, ICT = Information and communication technology, TA = technical assistance.
Note: Totals may not add up because of rounding.

Table 1b **Sovereign and Nonsovereign Operations by Sector, 2009–2010**
($ million)

Grant Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	40.7	21.5	25.7	16.3
Education	37.4	19.7	3.0	1.9
Energy	8.1	4.3	5.0	3.2
Finance	3.5	1.8	8.5	5.4
Health and Social Protection	15.0	7.9	3.0	1.9
Industry and Trade	1.6	0.8	3.0	1.9
Public Sector Management	2.0	1.1	8.8	5.6
Transport and ICT	34.4	18.2	73.2	46.5
Water Supply and Other Municipal Infrastructure and Services	7.8	4.1	–	–
Multisector	39.1	20.6	27.2	17.3
Total	189.5	100.0	157.3	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

TA Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	12.2	19.0	23.7	15.7
Education	1.1	1.7	51.7	34.2
Energy	8.5	13.2	20.4	13.5
Finance	3.1	4.9	7.0	4.6
Health and Social Protection	0.1	0.2	0.3	0.2
Industry and Trade	1.1	1.7	3.2	2.1
Public Sector Management	8.6	13.5	6.3	4.2
Transport and ICT	4.6	7.2	7.3	4.8
Water Supply and Other Municipal Infrastructure and Services	9.7	15.2	12.7	8.4
Multisector	14.9	23.3	18.4	12.2
Total	64.0	100.0	151.0	100.0

– = nil, ICT = Information and communication technology, TA = technical assistance.
Note: Totals may not add up because of rounding.

Guarantees

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	–	–	–	–
Education	–	–	–	–
Energy	325.0	100.0	482.3	49.1
Finance	–	–	500.0	50.9
Health and Social Protection	–	–	–	–
Industry and Trade	–	–	–	–
Public Sector Management	–	–	–	–
Transport and ICT	–	–	–	–
Water Supply and Other Municipal Infrastructure and Services	–	–	–	–
Multisector	–	–	–	–
Total	325.0	100.0	982.3	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

Loan Cofinancing

	2009		2010	
	$ million	%	$ million	%
Agriculture and Natural Resources	28.7	0.9	50.0	1.5
Education	–	–	–	–
Energy	421.2	13.3	1,021.6	30.4
Finance	–	–	–	–
Health and Social Protection	30.0	0.9	–	–
Industry and Trade	–	–	–	–
Public Sector Management	316.0	10.0	100.0	3.0
Transport and ICT	2,320.6	73.3	2,031.8	60.5
Water Supply and Other Municipal Infrastructure and Services	32.7	1.0	157.0	4.7
Multisector	15.0	0.5	–	–
Total	3,164.2	100.0	3,360.3	100.0

– = nil, ICT = Information and communication technology.
Note: Totals may not add up because of rounding.

devised to protect development gains, particularly for poor and vulnerable urban communities. A regional inventory of risk data and a disaster risk reduction projects portal, hosted by the Asian Disaster Preparedness Center and the UN International Strategy for Disaster Reduction, was developed. Immediate disaster response through the Asia Pacific Disaster Response Fund was provided to Indonesia ($3 million), Mongolia ($2.5 million), and Pakistan ($3 million).

Information and communication technology (ICT). ADB financed 5 loans and 11 technical assistance projects for building infrastructure and integrating ICT applications into projects to improve public services and government administration, and introduce disaster warning systems for the poor. Using PPPs, ADB is financing broadband internet connections and telecommunications infrastructure to increase rural access.

CHAPTER 6

FINANCING OPERATIONS



In 2010, ADB raised $14.9 billion in medium- and long-term funds, with public bond offerings and private placements amounting to $10.7 billion and $4.2 billion, respectively. ADB also issued thematic bonds for the first time. Financing operations totaled $17.51 billion, of which $13.84 billion was financed by ADB and Special Funds and $3.67 billion came from cofinancing partners. There was an overall net transfer of $3.7 billion from ADB to its developing member countries.

Authorized and subscribed capital stock amounted to $163.8 billion and $143.9 billion, respectively. Other resources in ordinary capital resources (OCR) in the form of revenue and net realized gains amounted to $1.2 billion, $0.7 billion of which was generated from the loan portfolio, $401.3 million from the investment portfolio, and $140.4 million from equity investment and other sources.

Resources in the form of contributions and revenue during 2010 in ADB's Special Funds totaled about $0.6 billion. These included the Asian Development Fund (ADF) of $0.5 billion, Technical Assistance Special Fund of $43.5 million, Japan Special Fund of $0.4 million, ADB Institute Special Fund of $17.5 million, Asian Tsunami Fund of $0.1 million, Pakistan Earthquake Fund of $1.4 million, Regional Cooperation and Integration Fund of $10.1 million, Climate Change Fund of $10.2 million, and Asia Pacific Disaster Response Fund of $0.1 million.

Table 2 **Approvals by Financing Source, 2009–2010** ($ million)

	2009	2010
Ordinary Capital Resources	12,401	10,475
Loans	11,006	9,250
Guarantees	325	982
Equity Investments	220	243
Trade Finance Program (TFP)	850	–[a]
Special Funds Resources	3,337	3,370
Asian Development Fund (ADF)	3,122	3,180
Loans	2,210	2,213
Grants	911	967
Technical Assistance Special Fund (TASF)	137	147
Other Special Funds	79	43
Grants[b]	13	15
Technical Assistance Grants	66	28
Subtotal	15,738	13,845
Cofinancing	3,418	3,669
Loans and Grants	3,354	3,518
Technical Assistance Grants	64	151[c]
TOTAL	19,156	17,513

– = nil.
Note: Totals may not add up because of rounding.
a 2010 TFP transactions were conducted subject to the 2009 Board approval.
b Includes both investment and policy-based grants.
c Includes the reimbursable technical assistance for Brunei Darussalam.

BORROWINGS

ADB raised $14.9 billion in medium- and long-term funds through public bond issues and private placements. Public offerings amounted to $10.7 billion, of which $5.5 billion was raised through two US dollar global benchmarks. Private placements totaled $4.2 billion. In 2010, ADB also issued thematic bonds for the first time, raising $638 million in Water Bonds and $244 million through Clean Energy Bonds. For its local currency bond, ADB launched its inaugural CNY1.2 billion Global CNY bond in Hong Kong, China.

OVERVIEW OF OPERATIONS

In 2010, ADB's operations totaled $17.51 billion, of which $13.84 billion was financed by ADB and Special Funds and $3.67 billion came from cofinancing partners. The $13.84 billion consists of (i) $11.46 billion in 118 loans, (ii) $243.0 million in 8 equity investments, (iii) $981.7 million in 40 grant projects, (iv) $982.3 million in 5 guarantees, and (v) $175.5 million in 243 technical assistance. The difference in 2010 operations compared to 2009 is partly due to the 2009 Countercyclical Support Facility (CSF) of $2.5 billion to alleviate the impact of the global financial crisis on DMCs.

Eighty-eight percent of total OCR operations are in the form of loans. Loans and grants combined accounted for 95% of total assistance from ADB's Special Funds and the rest went in the form of technical assistance. Cofinancing accounted for 21% of total ADB operations.

Top recipients of financing operations are provided in Table 3 and Table 4. Including cofinancing, the top five recipients are Bangladesh ($2.97 billion), India ($2.40 billion), the People's Republic of China ($1.95 billion), Viet Nam ($1.25 billion), and Pakistan ($1.09 billion). Excluding cofinancing, the top five recipients remain the same except for the ranking that changes as follows: India ($2.38 billion), the People's Republic of China ($1.61 billion), Bangladesh ($1.25 billion), Viet Nam ($1.10 billion), and Pakistan ($904 million).

In 2010, ADB also issued thematic bonds for the first time

Table 3 **Top Recipients by Approval Including Cofinancing, 2010**
($ million)

	OCR			ADB Special Funds: ADF			ADB Special Funds: Other Special Funds		Cofinancing		
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grants	TA Grants	Project	TA	Total
Bangladesh	800.0	–	–	449.0	–	5.4	–	–	1,710.9	2.2	2,967.5
India	2,119.6	250.0	–	–	–	10.6	–	–	6.0	9.1	2,395.2
China, People's Republic of	1,577.5	–	10.0	–	–	19.3	6.0	–	332.2	2.9	1,947.9
Viet Nam	510.0	–	–	580.0	–	8.3	–	–	145.4	2.8	1,246.5
Pakistan	378.8	250.0	–	270.0	–	2.2	3.0	–	190.0	–	1,094.0
Uzbekistan	390.0	–	–	265.0	–	2.4	–	–	300.0	–	957.4
Indonesia	785.0	–	–	–	–	1.0	3.0	2.6	54.8	55.3	901.6
Philippines	600.0	–	–	–	–	1.2	–	0.7	100.0	6.1	708.0
Kazakhstan	606.0	–	–	–	–	0.7	–	–	68.0	–	674.7
Georgia	338.0	–	–	85.0	–	1.7	–	–	170.0	1.7	596.4
Regional	–	250.0	225.0	–	–	64.3	–	21.2	3.0	48.1	611.6
Other DMCs[a]	1,144.8	232.3	8.0	563.6	967.2	30.3	2.5	3.9	437.4	22.9	3,412.9
Total	**9,249.7**	**982.3**	**243.0**	**2,212.6**	**967.2**	**147.1**	**14.5**	**28.4**	**3,517.6**	**151.0**	**17,513.4**

– = nil, ADF = Asian Development Fund, DMC = developing member country, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Includes reimbursable technical assistance for Brunei Darussalam.

Table 4 **Top Recipients by Approval Excluding Cofinancing, 2010**
($ million)

	OCR			ADF			ADB Special Funds		
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grant	TA	Total
India	2,119.6	250.0	–	–	–	10.6	–	–	2,380.1
China, People's Republic of	1,577.5	–	10.0	–	–	19.3	6.0	–	1,612.8
Bangladesh	800.0	–	–	449.0	–	5.4	–	–	1,254.4
Viet Nam	510.0	–	–	580.0	–	8.3	–	–	1,098.3
Pakistan	378.8	250.0	–	270.0	–	2.2	3.0	–	904.0
Indonesia	785.0	–	–	–	–	1.0	3.0	2.6	791.6
Uzbekistan	390.0	–	–	265.0	–	2.4	–	–	657.4
Kazakhstan	606.0	–	–	–	–	0.7	–	–	606.7
Philippines	600.0	–	–	–	–	1.2	–	0.7	601.9
Thailand	504.3	–	–	–	–	2.3	–	–	506.6
Regional	–	250.0	225.0	–	–	64.3	–	21.2	560.5
Other DMCs[a]	978.5	232.3	8.0	648.6	967.2	29.7	2.5	3.9	2,870.7
Total	**9,249.7**	**982.3**	**243.0**	**2,212.6**	**967.2**	**147.1**	**14.5**	**28.4**	**13,844.8**

– = nil, ADF = Asian Development Fund, DMC = developing member country, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Includes reimbursable technical assistance for Brunei Darussalam.


M-BUS
A

This Cambodia Power Transmission Lines (CPTL) Project benefited from a $7 million private sector loan

SOVEREIGN AND NONSOVEREIGN APPROVALS

Sovereign approvals amounted to $15.16 billion in 2010, a decrease of $2.10 billion (12%) from 2009. On the other hand, nonsovereign approvals rose by $454 million (24%) largely due to a more than doubling in lending to the private sector and an increase in guarantee approvals.

Table 5 **Sovereign and Nonsovereign Approvals, 2009–2010**
($ million)

	2009	2010
Sovereign	17,251	15,156
Loans	12,778	10,410
Grants	924	982
Guarantees	325	432
Technical Assistance	203	175
Cofinancing		
Loans and Grants	2,957	3,006
Technical Assistance Grants	64	151[a]
Nonsovereign	1,904	2,358
Loans	438	1,053
Equity Investments	220	243
Trade Finance Program (TFP)	850	–[b]
Guarantees	–	550
Cofinancing		
Syndications	276	320
Loans and Grants	120	192
Total	19,156	17,513

– = nil.
a Includes reimbursable technical assistance for Brunei Darussalam.
b 2010 TFP transactions were conducted subject to the 2009 Board approval.

APPROVALS BY MODALITY INCLUDING COFINANCING

Of the $17.51 billion approved in 2010, $15.50 billion (89%) was for investment support, $1.68 billion (10%) was for policy-based support, and $327 million (2%) was for technical assistance.

Table 6 **Approvals by Modality, 2009–2010**
($ million)

	2009	2010
Investment Support	12,444	15,504
OCR	7,297	9,462
ADF	2,127	2,611
Other[a]	3,020	3,430
Policy-Based Support[b]	3,945	1,683
OCR	2,604	1,013
ADF	995	568
Other[a]	346	103
Other Budget Support (Countercyclical Support Facility)	2,500	–
OCR	2,500	–
ADF	–	–
Technical and Advisory Support	267	327
Total	19,156	17,513

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Totals may not add up because of rounding.
a Refers to other special funds and cofinancing for loans and grants.
b Refers to programs.

NONSOVEREIGN OPERATIONS

Of the $2.36 billion nonsovereign approvals in 2010, $2.11 billion (89%) went to the private sector in the form of loans, guarantees, equity investments, syndications, and commercial loans. The remaining $250 million (11%) went to guarantees for the nonsovereign public sector. Of the $2.11 billion private sector approvals, ADB financed $1.6 billion (76%).

Of the $17.51 billion approved in 2010, $15.50 billion (89%) was for investment support

Table 7 **Nonsovereign Approvals, 2009–2010**
($ million)

	2009	2010
Public[a]	191	250
Loans	134	–
Guarantees	–	250
Cofinancing (Syndications)	56	–
Private	1,714	2,108
Loans	304	1,053
Equity Investments	220	243
Trade Finance Program	850	–
Guarantees	–	300
Cofinancing		
Syndications	220	320
Loans and Grants	120	192
Total	1,904	2,358

– = nil.
a Refers to nonsovereign loans, syndications, and guarantees to or for enterprises that are majority owned by public parties (defined as entities with more than 50% of their capital held publicly).

Table 8 **Cumulative Nonsovereign Operations by Top Countries, 1983–2010**[a, b]
($ million)

	$ million	%
China, People's Republic of	2,775	21.7
India	2,379	18.6
Indonesia	1,219	9.5
Pakistan	908	7.1
Philippines	768	6.0
Thailand	525	4.1
Kazakhstan	375	2.9
Sri Lanka	280	2.2
Viet Nam	280	2.2
Bangladesh	242	1.9
Afghanistan	206	1.6
Georgia	113	0.9
Lao People's Democratic Republic	100	0.8
Azerbaijan	93	0.7
Nepal	59	0.5
Armenia	40	0.3
Papua New Guinea	25	0.2
Regional	2,350	18.4
Other DMCs	62	0.5
Total	12,799	100.0

DMC = developing member country.
a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.
b Net of facilities canceled in full before signing.

COFINANCING OPERATIONS

Total direct value-added (DVA) cofinancing for investment and technical assistance projects amounted to $3.67 billion for 155 projects (Tables 9a and 9b). An additional $3.36 billion in discrete (non-DVA) cofinancing was realized in the form of parallel loans for 11 ADB-assisted projects and programs. ADB projects with cofinancing are in Statistical Annexes 7 and 27.

In addition to project-specific cofinancing, additional resources in the form of grant contributions from external partners to trust funds totaled $147.4 million in 2010, comprising $40.5 million in new contributions[1] and $106.9 million in replenishments[2] to existing trust funds. Trust funds are key instruments to mobilize and channel grants to finance technical assistance and components of investment projects to complement ADB's own resources in various sectors or for specific themes, for example,

Table 9a **Direct Value-Added Cofinancing Arrangements,[a] 2009–2010**
($ million)

	2009			2010		
	Sovereign	**Nonsovereign**	**Total**	**Sovereign**	**Nonsovereign**	**Total**
Project Cofinancing	2,957.48	396.20	3,353.68	3,155.89	512.00	3,517.65
Official	2,957.48	–	2,957.48	3,005.65	2.00	3,007.65
Loans	2,768.00	–	2,768.00	2,850.30	–	2,850.30
Grants	189.51	–	189.50	155.35	2.00	157.35
Commercial	–	396.20	396.20	–	510.00	510.00
Syndications		276.20	276.20	–	320.00	320.00
Loans	–	120.00	120.00	–	190.00	190.00
Technical Assistance Cofinancing	64.00	–	64.00	150.25	–	150.25[b]
Total DVA Cofinancing	**3,021.48**	**396.20**	**3,417.68**	**3,306.14**	**512.00**	**3,667.89**

– = nil, DVA = direct value-added.
Note: Totals may not add up because of rounding.
a Cofinancing under administrative or collaborative arrangements with ADB.
b Excludes reimbursable technical assistance for Brunei Darussalam.

Table 9b **Direct Value-Added Cofinancing Arrangements,[a] 2009–2010**
(number of projects[b])

	2009			2010		
	Sovereign	**Nonsovereign**	**Total**	**Sovereign**	**Nonsovereign**	**Total**
Project Cofinancing	47	4	51	38	5	43
Official	47	–	47	38	1	39
Loans	10	–	10	19	–	19
Grants	39	–	39	22	1	23
Commercial	–	4	4	–	4	4
Syndications	–	3	3	–	3	3
Loans	–	1	1	–	1	1
Technical Assistance Cofinancing	86	–	86	112	–	112[c]
Total DVA Cofinancing	**133**	**4**	**137**	**150**	**5**	**155**

– = nil, DVA = direct value-added.
Note: Totals may not add up because of rounding.
a Cofinancing under administrative or collaborative arrangements with ADB.
b A project with more than one source of cofinancing is counted once.
c Excludes reimbursable technical assistance for Brunei Darussalam.

1 New contributions amounting to $0.8 million were provided by Australia to the Gender and Development Cooperation Fund; $35.0 million for the Future Carbon Fund from partners from the private sector, namely, POSCO (Republic of Korea) and Eneco Energy Trade B.V. (The Netherlands); and $4.7 million from the World Bank as trustee for the Climate Investment Fund.
2 Replenishments were provided by the following: $8.0 million from Australia for the Pacific Region Infrastructure Facility; $84.8 million from Japan for the Japan Fund for Poverty Reduction, Japan Scholarship Program, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility; $6.37 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund; $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund; $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and $5.12 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

gender and development, good governance, clean energy, finance, regional integration and cooperation, and urban development. In 2010, ADB established the Afghanistan Infrastructure Trust Fund to support infrastructure projects in Afghanistan.

ADB also continued efforts in integrating cofinancing upstream in its operations, including early and regular engagement of cofinanciers in the planning and processing stages. Through the establishment of framework agreements with its cofinancing partners, ADB aims to effectively create a pipeline of future cofinancing operations: such a programmatic approach gives predictability to ADB's cofinancing operations, and allows the use of standardized, project-specific cofinancing agreement templates that streamline cofinancing operations.

There are now seven cofinancing framework agreements[3] signed with ADB for a program of up to $9.6 billion for sovereign and nonsovereign operations within the next 3 years. In March 2010, the ADB–Agence Française de Développement (AFD) Partnership Framework Agreement and the Framework Cofinancing Agreement were signed to provide assistance for development projects through programmatic cofinancing and stronger linkages with the private sector, along with new research and knowledge-based activities. In addition to framework agreements, a memorandum of understanding between ADB and the Japan Bank for International Cooperation (JBIC) was signed in May 2010 to facilitate cofinancing under JBIC's new initiative: the Global Action for Reconciling Economic Growth and Environment Preservation (GREEN).

To further promote ADB's commercial cofinancing products, ADB continued its knowledge management efforts in 2010 under the regional capacity building technical assistance on Strengthening Capacity of DMCs for Managing Credit Enhancement Products. Nine workshops have been conducted in eight developing member countries, and attended by more than 400 national and subnational officials. These workshops introduced the participants to the use and availability of credit enhancement products from ADB, other multilateral development banks, export credit agencies, export–import banks, and private insurance companies. In addition, ADB facilitated the Asian EXIM Banks (AEB) Forum training program on risk management. This was aimed at helping the AEBs to take a harmonized approach to credit risk assessments and to gain a common understanding on the underlying transaction risk and risk pricing.

Through the establishment of framework agreements with its cofinancing partners, ADB aims to effectively create a pipeline of future cofinancing operations

RESOURCE TRANSFERS

During the year, there was an overall net transfer of $3.7 billion from ADB to its developing member countries, including loans, equity investments, and grants. Of these, net resource transfers of $2.9 billion ($4.9 billion in 2009)

Table 10 Resource Transfers to Developing Member Countries
($ million)

	2009	2010
Loan and Equity Investments		
OCR		
Loan Disbursements	7,898	5,944
Principal Repayments[a]	(1,891)	(2,344)
Payments of Interest/Charges	(1,126)	(766)
Net Equity Investment	13	63
Net	**4,894**	**2,897**
ADF		
Loan Disbursements	2,201	1,571
Principal Repayments[a]	(845)	(906)
Payments of Interest/Charges	(261)	(286)
Net	**1,095**	**379**
Subtotal	**5,989**	**3,276**
Grants[b]		
ADF Grant Disbursements	347	358
ADB Other Special Funds Grants[c]	135	102
Subtotal	**482**	**460**
Total	**6,471**	**3,736**

( ) = resource inflow from developing member countries, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Includes prepayments of $33.5 million ($6.7 million in 2009).
b Grants include both investments and policy-based grants.
c ADB Other Special Funds grants includes grants provided from the Asian Tsunami Fund, Pakistan Earthquake Fund, Regional Cooperation and Integration Fund, Climate Change Fund, and Asia Pacific Disaster Response Fund, but excludes grants provided from the trust funds.

[3] Accelerated Cofinancing Scheme with ADB under Japan International Cooperation Agency, Japan; Agence Française de Développement, France; Export–Import Bank of China; Export–Import Bank of Korea; Islamic Development Bank; Korea Development Bank; and the Republic of Korea's Ministry of Strategy and Finance.

went to OCR borrowers and/or investors, $0.4 billion ($1.1 billion in 2009) went to ADF borrowers, and $0.4 billion ($0.4 billion in 2009) and $0.1 billion ($0.1 billion in 2009) were provided from ADF grants and other ADB Special Funds, respectively. The four countries with the largest net resource transfers were India, the People's Republic of China, Viet Nam, and Pakistan.

Loan disbursements totaled $7.5 billion, compared with $10.1 billion in 2009. Of that total, OCR loan disbursements were $5.9 billion (79%) and ADF loan disbursements amounted to $1.6 billion (21%). Loan service payments totaled $4.3 billion in 2010, compared with $4.1 billion in 2009.

During the year, there was an overall net transfer of $3.7 billion from ADB to its developing member countries, including loans, equity investments, and grants

Grant disbursements totaled $0.5 billion, of which $0.4 billion (78%) was from the ADF and $0.1 billion (22%) was from ADB's Other Special Funds.

MULTITRANCHE FINANCING FACILITY (MFF) AND TRANCHE APPROVALS

Twelve MFFs totaling $4.44 billion and 28 tranches totaling $4.05 billion were approved in 2010, compared with 12 MFFs ($6.19 billion) and 23 tranches ($3.57 billion) in 2009. This represents a decrease of 28% ($1.75 billion) for MFFs and an increase of 13% ($478 million) for tranches.

CHAPTER 7

CENTRAL AND WEST ASIA

Afghanistan, Armenia, Azerbaijan, Georgia, Kazakhstan, the Kyrgyz Republic, Pakistan, Tajikistan, Turkmenistan, Uzbekistan



Improved connectivity through investments in transport and logistics, energy security and efficiency, upgraded urban services, and public sector reforms are at the heart of the ADB strategy in the subregion. More than $1.2 billion has been directed at energy supply and transmission, with the same amount for transport infrastructure. The Central Asia Regional Economic Cooperation Program reached major milestones in 2010.

OVERVIEW

Focus and selectivity characterize ADB's strategy in Central and West Asia. This targets investments in transport and logistics, energy security and efficiency, urban services, and public financial management and reforms. ADB is also active in private sector development work, including reforms, public–private initiatives, and the opening up of access to credit for people and businesses and for building infrastructure.

The strategy is delivered through debt and equity financing operations, guarantees, and grants, in tandem with technical assistance, to train client staff on planning, project management, monitoring, and reporting. ADB has a strong operational emphasis on regional cooperation and integration, environmental sustainability, and climate change mitigation.

Total new lending and grants to the public sector reached $2.9 billion in 2010, reflecting growing demand from Kazakhstan, Uzbekistan, and the Caucasus, compared with $2.6 billion of lending and grant approvals in 2009. Contract awards reached $1.6 billion and disbursements $1.5 billion. Private sector finance totaled almost $350 million, from zero in 2009.

HIGHLIGHTS

- More than $1.2 billion invested in energy supply and transmission, including $442 million under multitranche financing for energy efficiency in Pakistan, and $350 million for the Talimarjan Power Project in Uzbekistan
- About $1.3 billion provided for transport infrastructure, mostly under multitranche financing, including a $340 million regional road project in Afghanistan, and $456 million for CAREC corridors in Kazakhstan and $115 million in Uzbekistan
- Presentation of a 10-year stocktaking of CAREC Program achievements to the Ninth CAREC Ministerial Conference, which will serve as the basis for refining the program's strategic directions for the next 10 years
- Improved portfolio quality, with 26 sovereign loans, 4 grants, and 32 technical assistance projects closed; contract awards were $1.6 billion, while disbursements reached $1.5 billion

PORTFOLIO MANAGEMENT

The quality of the ADB portfolio in the subregion continued to improve, mainly due to renewed commitment to effective and efficient project management and stronger cooperation and engagement with clients. A "workout" function is in place for transactions in need of restructuring or at risk. Project extensions are based on agreed milestones. Simplification of design features, the use of stricter readiness filters, and advance actions on procurement and safeguards also help. ADB continues to use programmatic funding modalities, including multitranche financing. Because these involve up-front analytical work and a sharper focus on project implementation, their use has resulted in quality due diligence, high client responsiveness, financing predictability, and longer-term partnerships across different sectors.

REGIONAL COOPERATION

The Central Asia Regional Economic Cooperation (CAREC) Program achieved yet again significant milestones in 2010. ADB and its partners—including the European Bank for Reconstruction and Development (EBRD), the Islamic Development Bank, and the World Bank—approved subregional transport and energy projects worth $2 billion. These covered the CAREC Corridor (Zhambyl Oblast Section) in Kazakhstan and the Talimarjan Power Project in Uzbekistan. Under an agreement signed by the Kyrgyz Republic and Tajikistan in December to facilitate the cross-border transport of goods and people, trade facilitation bodies were established, including the CAREC Federation of Carrier and Forwarder Association. At their ninth conference held in Cebu, Philippines, in November, CAREC ministers discussed possible strategic directions for subregional cooperation in the next decade. Pakistan and Turkmenistan joined CAREC, bringing membership to 10 countries.

KNOWLEDGE MANAGEMENT

Knowledge management activities informed and supported ADB's strategies and operations. Analytical work on strengthening of competitiveness and on structural transformation that began in Pakistan was extended to Kazakhstan and Uzbekistan. A regional technical assistance was approved to bring innovation to the construction of country-specific and regional sector road maps in key

infrastructure sectors. Technical assistance to support a new welfare improvement strategy in Uzbekistan and prepare background analytical assessments for a new country partnership strategy was also approved. The Central and West Asia Department (CWRD) continued to invest in a range of knowledge products, including those on climate change and the country development effectiveness briefs. Regular monitoring of and reporting on the region's economies continued with resident missions in a lead role. A macroeconomic model for Pakistan was operationalized to project key economic variables and assess the impact of specific policy measures. A workshop in Almaty, Kazakhstan, brought together CWRD economists to debate important regional economic developments, share lessons on key knowledge products such as country performance assessments, and agree on systematic frameworks for analyzing economies in the region.

The CAREC Institute invested significantly in capacity building and research programs to enhance knowledge and skills for promoting regional cooperation. Its website continued to serve as a knowledge and information hub on economic cooperation in the CAREC region.

Progress of the MDGs in Central and West Asia

- **Environment.** The first tranche under the multitranche financing facility for energy efficiency (Pakistan), the Talimarjan Power Project (Uzbekistan), and the Janub Power Project (Azerbaijan) will improve energy efficiency and reduce carbon emissions. The Sindh Cities Project (Pakistan) advanced recycling and waste disposal will improve water quality. The Bishkek–Torugart Road Project and Issyk Kul Water Supply and Sanitation Project (Kyrgyz Republic) and the Aktau–Beyneu Road Project (Kazakhstan) include internationally recognized natural resource management components that will improve ecosystem protection and management.
- **Gender.** ADB helped its developing member countries move toward gender equality by mainstreaming gender in projects to create jobs for women and improve their participation in development and decision making. ADB's technical assistance improved sex-disaggregated data collection of national statistics offices, which is important for gender-sensitive planning.

COUNTRY HIGHLIGHTS

Afghanistan

Partnership priorities. ADB is strongly committed to the Afghanistan-owned development agenda endorsed at conferences in 2010 in London (January) and in Kabul (July). Development partners agreed to align financing behind Afghanistan-led priority programs, and to increasingly implement them through the country's own systems. The Board of Directors agreed to temporarily suspend the planned phaseout of the exceptional Asian Development Fund country allocation to Afghanistan in 2011 and 2012 in order to continue supporting the assistance program, which covers mainly transport, energy, and irrigation. The 2009–2013 country partnership strategy focuses on solving one of the government's key problems—the infrastructure deficit. ADB provides all its financing through Afghanistan's budget system. ADB approved the ADB-managed Afghanistan Infrastructure Trust Fund to secure harmonized cofinancing for core infrastructure projects. Work on the final segment of the ADB-financed Ring Road will start in 2011. ADB is also completing work on a north–south corridor and has advanced the preparation of a road project between Kabul and Jalalabad. In energy, ADB is completing a transmission line from Tajikistan and extending distribution in and around Kabul. ADB also advanced the preparation of projects in Helmand, and technical assistance is planned to increase commercial bank lending in rural areas.

Impact of operations. ADB is the largest development partner in infrastructure. Its portfolio consists of 19 sovereign loan and grant projects for a total $2.01 billion. Despite security threats, ADB completed a flagship 75-kilometer (km) railway line from Hairatan on the Afghanistan border with Uzbekistan to Mazar-e-Sharif. It will become operational in early 2011. The CAREC Program continues to underpin investment in transport connectivity. The same goes for energy security. In the meantime, CAREC is promoting regional trade between Central Asia, South Asia, and the Middle East. Afghanistan is fast becoming a "transit country" for the region. This will create security and, ultimately, jobs and development.

Table 11a **Central and West Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
Afghanistan	10	18.1	37.1	65.9	74.3	20.0	18.2
Armenia	5	22.7	117.0	22.3	119.1	–	–
Azerbaijan	8	169.4	149.0	47.0	58.5	–	–
Georgia	5	185.6	111.1	138.3	111.4	–	–
Kazakhstan	5	122.5	700.9	90.3	542.5	–	–
Kyrgyz Republic	6	25.0	14.1	7.8	24.0	–	–
Pakistan	31	833.3	1,178.9	799.1	1,093.3	19.4	21.4
Tajikistan	7	2.8	40.5	37.8	67.1	14.3	–
Uzbekistan	20	149.0	137.8	81.8	125.9	5.0	–
Total	**97**	**1,528.5**	**2,486.3**	**1,290.2**	**2,216.1**	**10.3**	**9.9**

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 11b **Central and West Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Afghanistan	14	29.1	194.4	170.1	45.1	28.6	15.4
Armenia	–	–	–	–	–	–	–
Azerbaijan	–	–	–	–	–	–	–
Georgia	–	–	–	–	–	–	–
Kazakhstan	–	–	–	–	–	–	–
Kyrgyz Republic	11	27.7	26.7	20.4	21.2	–	–
Pakistan	2	0.6	4.4	22.3	15.9	–	50.0
Tajikistan	6	17.2	46.2	12.2	44.2	16.7	–
Uzbekistan	–	–	–			–	–
Total	**33**	**74.5**	**271.7**	**225.0**	**126.4**	**15.2**	**9.7**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Armenia

Partnership priorities. ADB focuses on transport, infrastructure, and urban services. The partnership's scope includes a $500 million multitranche financing facility to support a regional transport corridor. The 7-year program will build 550 km of high-speed road from south to north, connecting the country to Georgia's highway, reaching Black Sea ports. Work continued on an urban transport network in Yerevan. This will be expanded to the rest of the country. Trade finance and financing of banks for activities with high potential for development impact are also being considered.

Impact of operations. ADB prepared an $80 million crisis recovery loan in 2009 to help the government maintain its core public expenditure program, particularly its social safety-net needs.

Azerbaijan

Partnership priorities. ADB focused on transport, energy, and urban services. A master plan was drawn up to improve power transmission and distribution networks. The first tranche under a $600 million facility for a water supply and sanitation project was implemented.

Table 12a **Central and West Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Afghanistan	–	352.0	–	352.0
GRANTS				
Regional Power Transmission Interconnection	–	12.0	–	12.0
Road Network Development Investment Program – Tranche 2	–	340.0	–	340.0
Armenia	170.0	–	–	170.0
LOAN				
North–South Road Corridor Investment Program – Tranche 2	170.0	–	–	170.0
Azerbaijan	232.3	–	178.7	411.0
GUARANTEE				
Janub Gas-Fired Power Plant	232.3	–	178.7	411.0
Georgia	250.0	85.0	–	335.0
LOANS				
Road Corridor Investment Program – Tranche 2	150.0	–	–	150.0
Social Services Delivery Program	100.0	–	–	100.0
Sustainable Urban Transport Investment Program – Tranche 1	–	85.0	–	85.0
Kazakhstan	606.0	–	68.0	674.0
LOANS				
CAREC Transport Corridor I (Zhambyl Oblast Section) [Western Europe–Western People's Republic of China International Transit Corridor] Investment Program – Tranche 3	173.0	–	68.0	241.0
Central Asia Regional Economic Cooperation Corridor 2 (Mangystau Oblast Sections) Investment Program – Project 1	283.0	–	–	283.0
Small and Medium Enterprise Investment Program – Tranche 1	150.0	–	–	150.0
Kyrgyz Republic	–	167.8	–	167.8
LOANS				
CAREC Regional Road Corridor Improvement (Supplementary)	–	23.0	–	23.0
Emergency Assistance for Recovery and Reconstruction	–	48.5	–	48.5
Power Sector Improvement	–	16.7	–	16.7
GRANTS				
Emergency Assistance for Recovery and Reconstruction	–	51.5	–	51.5
Power Sector Improvement	–	28.1	–	28.1
Pakistan	442.0	270.0	3.0	715.0
LOANS				
Power Distribution Enhancement Investment Program – Tranche 2	242.0	–	–	242.0
Punjab Millennium Development Goals Program (Subprogram 2)	–	150.0	–	150.0
Sindh Growth and Rural Revitalization Program (Subprogram 2)	–	120.0	–	120.0
GRANT				
National Flood Emergency Response	–	–	3.0	3.0
GUARANTEE				
Renewable Energy Development Sector Investment Program – Tranche 2	200.0	–	–	200.0
Tajikistan	–	122.0	–	122.0
GRANT				
Regional Power Transmission	–	122.0	–	122.0
Uzbekistan	390.0	265.0	300.0	955.0
LOANS				
Central Asia Regional Economic Cooperation Corridor 2 Road Investment Program – Tranche 1	–	115.0	–	115.0
Second Small and Microfinance Development	50.0	–	–	50.0
Talimarjan Power	340.0	10.0	300.0	650.0
Water Supply and Sanitation Services Investment Program – Tranche 2	–	140.0	–	140.0
Total	**2,090.3**	**1,261.8**	**549.7**	**3,901.8**

– = nil, ADF = Asian Development Fund, CAREC = Central Asia Regional Economic Cooperation, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 12b **Central and West Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	Loans	OCR Guarantees	OCR Equity Investments	Cofinancing Project	Cofinancing Commercial	Total
Afghanistan	–	–	8.0	–	–	8.0
Sungas LLC for the LPG Distribution Development	–	–	8.0	–	–	8.0
Armenia	40.0	–	–	–	–	40.0
Zvartnots Airport Expansion (Phase 2)	40.0	–	–	–	–	40.0
Azerbaijan	27.0	–	–	–	–	27.0
Garadagh Cement Expansion and Energy Efficiency	27.0	–	–	–	–	27.0
Georgia	88.0	–	–	–	–	88.0
Bank Republic, Joint-Stock Company	20.0	–	–	–	–	20.0
Joint-Stock Company Bank of Georgia	50.0	–	–	–	–	50.0
Poti Sea Port Corporation	18.0	–	–	–	–	18.0
Pakistan	136.8	50.0	–	–	190.0	376.8
Uch II Power	100.0	50.0	–	–	190.0	340.0
Zorlu Enerji Power	36.8	–	–	–	–	36.8
Total	291.8	50.0	8.0	–	190.0	539.8

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Impact of operations. The East–West Highway Improvement Project was completed. It will increase traffic and improve transport efficiency, accelerate economic development in six administrative districts, and support regional cooperation. Three transport projects were implemented, two funded under a $500 million multitranche financing facility.

Georgia

Partnership priorities. Since Georgia joined ADB in 2007, loans worth $524 million have been approved for urban transport, municipal services, and economic crisis support. ADB approved an $85 million loan under a $300 million multitranche financing facility to improve urban transport services and the environment, and a $100 million loan to maintain government funding for essential social services. Private sector financing of $88 million was also approved.

Impact of operations. A $70 million loan for the Municipal Services Development Project, approved in two phases in 2008 and 2009, improved the quality and coverage of water supply and sanitation, and road rehabilitation. The capacity of municipal governments to implement projects increased significantly as a result.

Table 13 **Central and West Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a, b]**
($ million)

Country	Lending	Disbursements
Afghanistan	952.3	736.3
Armenia	433.9	174.2
Azerbaijan	687.4	193.4
Georgia	786.8	369.5
Kazakhstan	2,309.6	1,251.8
Kyrgyz Republic	736.2	584.0
Pakistan	20,894.6	16,217.9
Tajikistan	372.5	328.0
Uzbekistan	1,945.9	741.7
Regional	20.0	3.0
Total	29,139.3	20,599.9

Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

Kazakhstan

Partnership priorities. ADB continued to focus on transport, private sector financing, and regional cooperation. Two multitranche financing facilities totaling $1.3 billion were approved for Small and Medium-Sized Enterprise (SME) Development and CAREC Corridor 2 (Mangystau Oblast). Loan approvals amounted to $606 million for the first tranches of these two facilities and the third tranche of CAREC Corridor 1 (Zhambyl Oblast). The latter attracted $68 million in cofinancing from the Japan International Cooperation Agency.

Table 14 **Central and West Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing	Total
Afghanistan	1,315.1	–	149.5	1,464.6
Armenia	–	–	–	–
Azerbaijan	–	–	2.5	2.5
Georgia	–	–	–	–
Kazakhstan	–	–	–	–
Kyrgyz Republic	246.6	–	6.0	252.6
Pakistan	5.0	140.5	97.0	242.5
Tajikistan	264.6	–	19.8	284.4
Uzbekistan	–	–	10.0	10.0
Regional	–	–	8.9	8.9
Total	**1,831.3**	**140.5**	**293.6**	**2,265.4**

– = nil, ADF = Asian Development Fund.

Table 15 **Central and West Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Afghanistan	264.1	–	264.1
Armenia	–	–	–
Azerbaijan	–	–	–
Georgia	–	–	–
Kazakhstan	–	–	–
Kyrgyz Republic	67.9	–	67.9
Pakistan	2.5	114.0	116.5
Tajikistan	59.0	–	59.0
Uzbekistan	–	–	–
Regional	–	–	–
Total	**393.5**	**114.0**	**507.5**

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Impact of operations. ADB assistance is expected to show significant development impact. At the macro level, a risk management system—a central bank inflation-targeting model developed with ADB technical assistance—helped the government manage inflation during the recent global financial and economic crisis. The $500 million loan was approved in September 2009 under the Countercyclical Support Facility. Transport and urban services also improved as a result of ADB assistance.

The Kyrgyz Republic

Partnership priorities. Public infrastructure—transport, energy, and urban services—remained a priority, as did public sector management and regional cooperation. ADB approved $45 million in assistance to improve transparency and efficiency in energy and $100 million in emergency assistance to help with recovery and reconstruction in Osh, following political disturbances in April and a conflict in June.

Impact of operations. ADB financing has improved transport infrastructure, urban services, tax collection, and customs services. ADB completed 78 km of the Osh–Gulcha road and supported policies to reduce barriers to investment, lowering compliance costs and increasing access to finance in the process. ADB upgraded rural drinking water supply systems.

Pakistan

Partnership priorities. Energy, transport, urban services, irrigation, and the finance sector remained priority areas. To increase energy efficiency and energy security, ADB financed various transmission and generation projects. It also led the formation of the Energy Sector Task Force, which is preparing an integrated energy sector recovery plan. ADB mobilized international financing for Pakistan's first private sector wind farm and expanded lending to the Uch Power Project. The first tranche of $60 million under the Energy Efficiency Investment Program will cut losses and reduce consumption. At the provincial level, ADB supported public management efficiency measures, including improvements to social service delivery and the role of the private sector in manufacturing and trade. The Punjab Millennium Development Goals (MDGs) Program for $150 million focused on health-related MDG targets.

A post-crisis needs assessment helped the government develop a strategy for Khyber Pakhtunkhwa and the Federally Administered Tribal Areas. With the World Bank, ADB led an assessment of damages and needs after the floods of July. To ease a potential post-flood surge in imports of critical items, ADB increased Pakistani bank limits under the Trade Finance Facilitation Program by $500 million.

Impact of operations. A series of long-term investments in electricity generation, transmission, and distribution have begun to improve energy efficiency. Reliability and quality have increased, and service coverage has been raised. Two road sector projects rehabilitated national and provincial highways and rural links in the provinces of Khyber Pakhtunkhwa and Balochistan, improving people's access to markets and basic services. A rural development

FIGURE 1 **Central and West Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
Armenia
210.0
140.0
Azerbaijan
27.0
75.0
Georgia
423.0
228.8
Kazakhstan
606.0
687.0
Kyrgyz Republic
88.2
44.5
Pakistan
648.8
940.0
Tajikistan
Turkmenistan
Uzbekistan
655.0
60.0
0
200
400
600
800
1,000
1,200
2009
2010

FIGURE 2 **Central and West Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
352.0
336.4
Armenia
Azerbaijan
Georgia
Kazakhstan
Kyrgyz Republic
79.6
35.5
Pakistan
3.0
Tajikistan
122.0
61.6
Turkmenistan
Uzbekistan
Regional
0
100
200
300
400
2009
2010

FIGURE 3 **Central and West Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Afghanistan
75.9
101.0
Armenia
47.1
119.1
Azerbaijan
47.0
58.6
Georgia
163.3
111.4
Kazakhstan
90.3
542.5
Kyrgyz Republic
7.8
24.0
Pakistan
883.7
1,099.6
Tajikistan
37.8
67.1
Turkmenistan
Uzbekistan
81.8
125.9
0
200
400
600
800
1,000
1,200
2009
2010

FIGURE 4 **Central and West Asia: Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)



Afghanistan
170.1
45.1
Armenia
Azerbaijan
Georgia
Kazakhstan
Kyrgyz Republic
20.4
21.2
Pakistan
22.3
15.9
Tajikistan
12.2
44.2
Turkmenistan
Uzbekistan
0
50
100
150
200
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Bitter Fruits Turn into Sweet Harvest

Farmers affected by water shortages in Tajikistan have doubled their incomes thanks to an ADB initiative to upgrade irrigation systems

When a scarcity of water blighted the quality of his crops, Sohboi Dodoboev saw yields from his 75-hectare (ha) farm in Tajikistan sink to a quarter of normal output and he was forced to sell his produce at prices barely covering costs.

Times of desperate shortage for his mixed crops of cotton, apricots, and vegetables are now a thing of the past. ADB's Agriculture Rehabilitation Project, implemented during 2003–2010, has brought vast improvements to the lives of Tajikistan's rural poor by improving water supply infrastructure. The project benefited an irrigation area of 85,000 ha with a population of 471,500, and indirectly improved another 67,500 ha, helping a further 359,000 people. At the same time, reconstruction of potable water supply systems in selected communities was supported for another 87,000 beneficiaries who, previously, had no safe source of water.

Of the $43.75 million cost of the project, ADB provided $35 million in an Asian Development Fund loan while the government and beneficiaries contributed the rest.

Part of the project was undertaken in the Sughd Region on Kayrakum Reservoir, where floating pontoon stations pump water up to a storage area for irrigation for over 25,000 ha of farms.

Construction of the floating pump stations and other infrastructure has brought about some dramatic changes, ensuring that Dodoboev and his neighbors have all the water they need.

Now Dodoboev plans to buy apricot-drying equipment, which will bring four times the price of his fresh crop in added value. He sees the money farmers are spending on improving their businesses and homes filtering out into other sectors of the community. "Our incomes have doubled," he says. "I was able to build our son and his wife a home last year."



This pump station supplies precious water for rural poor

project improved rural livelihoods and increased agricultural productivity. ADB project implementation and administration seminars helped more than 35 representatives from various executing agencies build capacity in the procurement of goods, services, and works.

The Punjab Devolved Social Services Programme contributed to improved health and education indicators for equality and access and introduced public–private partnerships in social service delivery in Punjab. Literacy rates for the age of 10 years and above in the province of Punjab improved from 47% in 2001–2002 to 59% in 2008–2009.

Tajikistan

Partnership priorities. The country partnership strategy for 2010–2014 focuses on transport connectivity, energy security, and private sector development. Regional cooperation is a binding theme. A major electricity transmission project approved for the period will increase system reliability and ensure greater efficiency and energy security. A new road project cofinanced with EBRD will improve connectivity between Dushanbe, the capital city, and the Uzbekistan border.

Impact of operations. The Crisis Recovery Support Program provided a $40 million grant in 2009–2010 to maintain pre-crisis level budget financing for key social expenditures. An ADB project will make power trade possible between Tajikistan and Afghanistan.

Turkmenistan

Partnership priorities. The North–South Railway Project, connecting Bereket to Buzhun, was prepared in 2010, as ADB's first project in Turkmenistan. It will increase

Urban Fixes Transform Georgian Towns

Rehabilitation of dilapidated water and road infrastructure has brought relief for many citizens

Damage caused by sewage leaking onto the street contributed to making the 2-kilometer (km) stretch of road in the Georgian town of Akhaltsikhe impassable, while in the nearby town of Keda, dilapidated roads and poor drainage made transportation difficult.

ADB intervention has transformed these thoroughfares. Rehabilitation of the road and sewage pipes in Akhaltsikhe has significantly improved living conditions by increasing access and producing savings in fuel and car repairs. The ADB-financed rehabilitation of about 2 km of roads in Keda under the same Municipal Sector Development Project included replacing a muddy track and a broken asphalt surface with a modern road and drainage system. Today, residents have easy access to the local hospital and kindergarten.

Meanwhile, ADB assistance has helped upgrade roads elsewhere in Georgia. In the town of Adigeni, for instance, the main 3 km access road was in such bad condition that cars could hardly pass through it. A new road, built thanks to ADB funds for municipal infrastructure, has effectively reopened the community to the outside world.

In the city of Ambrolauri, the water system had been in a state of complete dysfunction. Pipes leaked and water was contaminated. About a third of the people had no access to supplies while the rest were receiving unsafe water 3 hours a day. ADB-funded repairs have brought safe supplies to the population of about 3,200 and leaks have been minimized. Now everyone in the city receives good quality water 14 hours a day.



ADB has supported infrastructure upgrades in Adigeni

accessibility to neighboring countries and trade. ADB opened the resident mission in Ashgabat in September. Turkmenistan joined CAREC. A heads of state agreement was signed in December for a gas pipeline into Pakistan and India via Afghanistan. ADB is the project's secretariat.

Impact of operations. ADB has yet to start its lending operations in Turkmenistan.

Uzbekistan

Partnership priorities. ADB provided $655 million in new loans and a $600 million multitranche financing facility to support power generation, regional highway corridors, water supply and sanitation, and access to credit for small businesses. ADB signed agreements with local banks to expand trade finance. ADB supported the preparation of a welfare improvement strategy for 2011–2014 and began work on a new country partnership strategy for 2012–2016.

Impact of operations. A $36 million loan for the Urban Water Supply Project brought drinking water to the cities of Djizzak, Gulistan, and Karshi. ADB's first project in the Uzbekistan health sector, the Woman and Child Health Development Project, with a $40 million loan, reduced the national maternal mortality rate by retraining 1,600 doctors and 20,000 nurses nationwide. The CAREC Regional Road Project, in its advanced stage with a $75 million loan, introduced international road construction standards and cost-efficient maintenance practices. The Ak Altin Agricultural Development Project, with a $36 million loan, created jobs and raised incomes in rural areas by improving water and soil management. The ongoing Amu-Zang Irrigation Rehabilitation Project, with a $73 million loan, is reducing siltation in the Amu Darya River.

CHAPTER 8

EAST ASIA

The People's Republic of China, Mongolia



ADB's operations in East Asia are aimed at sustainable development and inclusive growth. In the People's Republic of China (PRC), increased lending for energy conservation and clean energy, urban environment improvement, and natural resource protection has achieved a greener portfolio. In Mongolia, investments in basic infrastructure and social services are being supported.

OVERVIEW

In the PRC during the year, a strategic reorientation—based on the Country Partnership Strategy (CPS) 2008–2010—facilitated inclusive and environmentally sustainable development with increased lending for energy conservation and clean energy, and urban and rural development. For Mongolia, the CPS under preparation for 2011–2015 builds on sustainable, regionally integrated growth and inclusive social development focusing on support in transport, energy, urban development, and social services.

In both countries, ADB continued to provide technical assistance to increase access to financial services, support fiscal priorities and social services, promote clean technology, facilitate trade among neighboring countries, and enhance regional cooperation.

Total lending operations (Table 19) in the PRC consisted of 11 sovereign loans for $1,320.88 million. Nonsovereign approvals for the PRC totaled $586.6 million, which included $10 million in equity investments and $320 million in B-loans. For Mongolia, financial assistance included two loans for $48 million and four Asian Development Fund grants totaling $50 million, including the supplementary funding for the Regional Road Development Project.

Mongolia also received $2.5 million from the Japan Fund for Poverty Reduction and $2.5 million from the Asia Pacific Disaster Response Fund to mitigate the devastating impact of *dzud*, an extreme weather phenomenon. ADB provided $34.32 million in technical assistance, including supplementary financing, consisting of $22.17 million for the PRC, $7.38 million for Mongolia, and $4.78 million for regional technical assistance.

PORTFOLIO MANAGEMENT

ADB continued its efforts to promote development effectiveness and portfolio management that focuses on results in East Asia. Project readiness was improved by aligning ADB's procedures with government procurement and approval processes. The environmental and social safeguards assurance process was enhanced to respond more effectively to ADB's Safeguard Policy Statement. ADB further strengthened its resident missions to assume increased portfolio management responsibilities. Meanwhile, within ADB, the East Asia Department pioneered the delegation of technical assistance projects to selected executing agencies. The portfolio continued to perform well, with projects at risk kept below 3% of ongoing loans. Loan contract awards and disbursement targets were met. Efforts were made to ensure timely closure of technical assistance projects. As of end 2010, the portfolio included 28 ongoing grants, 16 of which were from ADF and SF resources.

KNOWLEDGE MANAGEMENT

Knowledge management is an integral part of operations in East Asia. Priority themes for the PRC are macroeconomic management, energy efficiency and environmental

HIGHLIGHTS

- A $66 million loan and mobilization of about $12.2 million in grants for the PRC's integrated renewable biomass energy development and rural environment improvement
- Equity and loans of up to $146.6 million to a company to improve water supply and wastewater treatment facilities in the PRC's Songhua River Basin
- The first international renminbi-denominated bond of CNY1.2 billion to develop the offshore renminbi bond market and support ADB's nonsovereign operations
- A grant of $2.5 million from the Asia Pacific Disaster Response Fund to mitigate the devastating impact of extreme weather conditions in Mongolia
- A $15 million grant to help Mongolia improve urban infrastructure and services in the booming mining and border towns in the province of Southeast Gobi
- An additional $10 million grant from the Education for All – Fast Track Initiative to fill the funding gap for the implementation of Mongolia's Education Master Plan

Progress of the MDGs in East Asia

The People's Republic of China

- ADB is helping the PRC ensure environmental sustainability. In energy, investments in advanced technology (Tianjin Integrated Gasification Combined Cycle Power Plant Project) and renewable energy (Gansu Heihe Hydropower Project) will reduce carbon dioxide emissions and promote energy efficiency. Natural resource management projects will conserve one of the world's most important wetlands, the Sanjiang Plain Wetlands in Heilongjiang; improve biodiversity conservation and management in Shaanxi Qinling Mountains; and prevent further pollution and improve the quality of key bodies of water, such as the Hai River and Chao Lake.
- To promote gender equality and empower women, new economic opportunities for women from poor ethnic minority villages are being created through technical assistance associated with the Yunnan Integrated Road Network Development Project.
- The PRC has met its national goal of poverty reduction but a large number of rural poor are still found mainly in the inland provinces. Agriculture projects, such as the Henan Sustainable Agriculture and Productivity Improvement Project, Dryland Sustainable Agriculture Project, and Shanxi Integrated Agricultural Development Project, will assist the government in improving life for the rural poor.

Mongolia

- The Third Education Development Project and Education Sector Reform Project have helped develop an effective 12-year education system. ADB also provided a grant for the Education for the Poor—Financial Crisis Response Project to help safeguard achievements, including universal primary education.
- Several ADB projects include measures to promote gender equality and empower women. The Third Education Development Project includes gender and development training for executing/implementing agencies and local consultants on gender sensitization in textbooks and in curricula for training teachers.

protection, poverty reduction, and inter-provincial cooperation. In Mongolia, the focus is on inclusive economic growth (especially increasing productivity) and poverty reduction (including food security). Measures for quality assurance were sustained such as screening of knowledge proposals at entry, peer reviews, and joint programming of knowledge products and services (KPS). Focus was on policy advisory support to the PRC and Mongolia. The KPS program included two policy studies for the preparation of the PRC's 12th Five-Year Plan, and policy research support for the advisory team at Mongolia's National Development and Innovation Committee.

Under its knowledge-sharing platform, ADB set up knowledge hubs on the urban development and transport sectors to facilitate cooperation between the PRC and other developing member countries. In 2010, 44 KPS were completed. These were widely disseminated through the annual KPS Compendium of the East Asia Department, 29 workshops, 3 book launches, and 18 international conferences. A partnership on a regional knowledge hub for sustainable urban development was established with Tongji University in Shanghai to improve knowledge exchange and capacity development in response to rapid urbanization in Asia and the Pacific.

REGIONAL COOPERATION

Regional cooperation remains a key priority in the country program strategies of the PRC and Mongolia. Trade and economic cooperation was facilitated among countries participating in the Central Asia Regional Economic Cooperation (CAREC) and the Greater Mekong Subregion regional initiatives. ADB also continued to make progress in building cross-border infrastructure and through a transport agreement to foster trade. The implementation of the CAREC trade facilitation program is on track. Notable progress included strengthened customs cooperation between Mongolia and the PRC, institution-building through the newly established CAREC regional joint transport and trade facilitation committee, and effective transport corridor performance monitoring.

Regional research on the economics of climate change and low-carbon strategies covering the PRC, Japan, the

Table 16 **East Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
China, People's Republic of	69	1,377.7	1,122.9	1,341.7	1,341.7	1.4	1.5
Mongolia	8	21.7	53.2	15.1	56.7	12.5	20.0
Total	**77**	**1,399.4**	**1,176.1**	**1,356.8**	**1,398.4**	**2.6**	**3.9**

Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 17 **East Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
China, People's Republic of	3	0.6	–	0.2	–	–	–
Mongolia	13	24.5	16.8	18.3	19.1	7.7	12.5
Total	**16**	**25.1**	**16.8**	**18.5**	**19.1**	**6.3**	**11.1**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Republic of Korea, and Mongolia is being pursued through technical assistance, partly financed by the Korea International Cooperation Agency.

COUNTRY HIGHLIGHTS

The People's Republic of China

Partnership priorities. The current country partnership strategy focuses on inclusive growth, environmental protection, private sector development, and regional cooperation, while emphasizing innovation, knowledge cooperation, and capacity development to add value and enhance development impacts. All lending and nonlending support has been screened through the lens of environmental protection (including climate change) and social impacts to respond to PRC's redoubled efforts to promote environmentally sustainable and inclusive growth. ADB and the PRC jointly launched the preparation of the next CPS for 2011–2015, which will support priorities of the PRC's 12th Five-Year Plan that are aligned with ADB's Strategy 2020.

Impact of operations. Further greening of the PRC portfolio was achieved with the approval of eight sovereign and three nonsovereign projects covering energy efficiency, environmental improvement, and urban development. ADB continued its strategic reorientation to facilitate inclusive and environmentally sustainable development with increased lending for energy conservation and clean energy, urban development, and agriculture and rural development.

The technical assistance program supported analytical work on issues pertaining to fiscal and tax reform, urbanization, environment, and climate change. Capacity development was pursued through showcase workshops that disseminated lessons learned from past and ongoing projects, and through extensive training programs for new counterpart agencies and project staff.

Mongolia

Partnership priorities. Following an extensive consultative process, the CPS (2011–2015) is expected to be approved mid-2011. It is aligned with Mongolia's National Development Strategy and builds on two strategic pillars:

Table 18a **East Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
China, People's Republic of	**1,320.9**	**–**	**18.2**	**1,339.1**
LOANS				
Chongqing Urban–Rural Infrastructure Development Demonstration	100.0	–	–	100.0
Guangxi Southwestern Cities Development	150.0	–	–	150.0
Inner Mongolia Autonomous Region Environment Improvement Project (Phase II)	150.0	–	–	150.0
Integrated Renewable Biomass Energy Development Sector	66.1	–	–	66.1
Jiangxi Sustainable Forest Ecosystem Development	40.0	–	–	40.0
Railway Energy Efficiency and Safety Enhancement Investment Program – Tranche 2	100.0	–	–	100.0
Risk Mitigation and Strengthening of Endangered Reservoirs in Shandong Province	29.8	–	–	29.8
Second Heilongjiang Road Network Development	200.0	–	–	200.0
Tianjin Integrated Gasification Combined Cycle Power Plant	135.0	–	–	135.0
Wuhan Urban Environmental Improvement	100.0	–	–	100.0
Yunnan Integrated Road Network Development	250.0	–	–	250.0
GRANTS				
Integrated Renewable Biomass Energy Development Sector	–	–	12.2	12.2
Jiangxi Sustainable Forest Ecosystem Development	–	–	1.0	1.0
Tianjin Integrated Gasification Combined Cycle Power Plant	–	–	5.0	5.0
Mongolia	**–**	**98.0**	**5.0**	**103.0**
LOANS				
Regional Logistics	–	40.0	–	40.0
Regional Road Development (Supplementary)	–	8.0	–	8.0
GRANTS				
Dzud Disaster Response Project	–	–	2.5	2.5
Fourth Health Sector Development	–	14.0	–	14.0
Promoting Inclusive Financial Services for the Poor	–	–	2.5	2.5
Regional Logistics Development	–	5.0	–	5.0
Regional Road Development	–	16.0	–	16.0
Southeast Gobi Urban and Border Town Development	–	15.0	–	15.0
Total	**1,320.9**	**98.0**	**23.2**	**1,442.1**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 18b **East Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

	OCR			Cofinancing		
Country	Loans	Guarantees	Equity Investments	Project	Commercial	Total
China, People's Republic of	**256.6**	**–**	**10.0**	**320.0**	**–**	**586.6**
Jilin Wind Power	120.0	–	–	120.0	–	240.0
Municipal Natural Gas Infrastructure Development (Phase 2)	100.0	–	–	100.0	–	200.0
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility	36.6	–	10.0	100.0	–	146.6
Total	**256.6**	**–**	**10.0**	**320.0**	**–**	**586.6**

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Table 19 **East Asia: Cumulative Lending and Disbursements by Country as of the end of 2010**[a, b]
($ million)

Country	Lending	Disbursements
China, People's Republic of	24,536.6	16,366.1
Mongolia	774.7	653.2
Total	25,311.3	17,019.3

a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

FIGURE 5 **East Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
1,577.5
1,954.9
Mongolia
48.0
50.1
0
500
1,000
1,500
2,000
2,500
2009
2010

Table 20 **East Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing	Total
China, People's Republic of	–	7.2	60.1	67.3
Mongolia	172.2	2.5	36.0	210.7
Total	172.2	9.7	96.1	278.0

– = nil, ADF = Asian Development Fund.

FIGURE 6 **East Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
18.2
9.9
Mongolia
55.0
44.2
0
20
40
60
2009
2010

Table 21 **East Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
China, People's Republic of	–	0.2	0.2
Mongolia	35.3	2.5	37.8
Total	35.3	2.7	38.0

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

FIGURE 7 **East Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


China, People's Republic of
1,460.3
1,468.2
Mongolia
15.1
58.7
0
200
400
600
800
1,000
1,200
1,400
1,600
2009
2010

(i) competitive, sustainable, and regionally integrated growth; and (ii) inclusive social development. It will focus on creating a more enabling environment for the private sector through policy and institutional reforms and capacity building. Selective investments in transport, energy, urban development emphasizing public–private partnerships, regional cooperation, and energy efficiency are envisaged. ADB will maintain its leadership in the education sector and a selective role in health, focusing ADB's involvement to supporting hospital rationalization, drug safety, and institutional reforms.

FIGURE 8 **East Asia: Grant Disbursements by Country,**[a] **2009–2010 (Sovereign)**
($ million)


China, People's Republic of
0.2
Mongolia
18.3
19.1
0
10
20
30
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

EAST ASIA

Grant Gives Children a Chance in Mongolia

Quick distribution of funds, textbooks, and essential learning materials have helped poor parents keep their children in school

Even before the global financial crisis hit the country, the parents of Chuluun, a 9th grader in Mongolia's Zavkhan province, could purchase textbooks for only three of the 18 subjects taught at a middle school.

"Last year we bought textbooks for math, Mongolian, and English, but this year, with the prices for food commodities and school items increasing, we are unable to afford even three textbooks," said Chuluun's parents in 2009.

School surveys revealed that textbooks were considered the most important determinant of student performance and were the largest school expense for most parents.

Chuluun's story is an all-too familiar one in this part of Asia. The poverty rate in Zavkhan, 1,000 kilometers from Ulaanbaatar, has risen to 51%, well above the 35.2% national average. Chuluun's parents were worried that he might have to work as a store clerk, cobbler, or collector of cans and plastic bottles—like some other teenagers had—to supplement the family's rapidly declining real wages .

Mongolia is among the nearly one-third of developing countries in which poverty rates climbed rapidly in the financial crisis, partly due to its reliance on volatile mining revenues and the large percentage of existing poor people. The crisis followed severe spikes in food and oil prices in 2008 that triggered inflation as high as 33%. Poor households coped by cutting down on food and, in some cases, withdrawing children from school.

Maintaining vulnerable citizens' access to quality education during the financial crisis became a major challenge. However, ADB responded quickly to help the government ease the pressure. Under a $17 million grant from ADB to support the Education for the Poor—Financial Crisis Response Project, about 150,000 preschoolers received free meals, about 100,000 were allocated free secondary textbooks in school years 2009/10 and 2010/11, and over 300 schools got block grants so parents wouldn't have to fill gaps in the budget.

Quick disbursements addressed immediate needs, helping reduce malnutrition among children and prevent an increase in school dropouts.



Quick action is addressing Mongolia children's needs

Impact of operations. ADB operations in Mongolia contributed to restoring fiscal stability with support for the new fiscal stability law; restoring primary education enrollment rates; improving transport connectivity; providing access to essential municipal services in secondary cities; improving water supply infrastructure; supporting agro-enterprises; and supporting the social protection system during the financial crisis. In the health sector, ADB assisted the preparation of draft legislation to reform the state health insurance and helped with the introduction of a network of primary health care providers, improvements in the efficiency of rural health facilities and in strengthening the governance of public hospitals.

Win–win as Wetlands Go Back to Nature

Efforts to revert farmland back to nature in the PRC's largest wetlands have raised incomes in local communities and spread the message that conservation is good

Song Yubo can never forget the severe drought that affected northeast Heilongjiang province, home to the Sanjiang plain wetlands, in 2007.

In Jixian County, it was so dry that corn leaves could easily be lit. "But the neighboring county, Baoqing was barely affected, because the wetlands created a small wet climate in this area," says 48-year-old Yubo, who has made daily patrols for many years to help prevent damage to the Sanjiang wetlands which at 11 million hectares are the largest in the PRC.

Wetlands—some call them kidneys of the earth—are natural reservoirs critical for counterbalancing floods and droughts and, ultimately, mitigating climate change. In the PRC, they are shrinking dramatically, mostly because of global warming, agricultural development, and exploitation of rivers. According to the Chinese Academy of Sciences, nearly 30% of the PRC's wetlands vanished between 1990 and 2000, with huge losses in the Sanjiang plains.

Guided by the National Wetland Conservation Action Plan, Heilongjiang issued the PRC's first wetland regulations in 2003. Wetland restoration was then a new concept in the PRC. But from 2005, the Sanjiang Plain Wetlands Protection Project helped entrench the practice and integrate efforts to improve the well-being of local communities with conservation plans.

ADB supported the project with a $15 million loan and assisted Heilongjiang in obtaining a $12.14 million grant from the Global Environment Facility.

As farmland was being restored to wetland, several models for creating new ecologically sustainable livelihoods, such as the introduction of greenhouse farming and clean-energy biomass plants, were implemented, boosting farmers' profits. Meantime, ecotourism projects are also producing income and raising awareness in local communities of the role they can play in protecting an important natural resource.

Liaoning, Inner Mongolia, Hunan, Guangdong, Shaanxi, Gansu, and Ningxia have followed Heilongjiang's example. By 2010, the PRC had placed 18 million hectares of natural wetland—almost half the wetlands area in the country—under protection and established 550 reserves holding over 2.7 trillion tons of fresh water.



Today in the People's Republic of China, wetlands are being protected

CHAPTER 9

PACIFIC

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Palau, Papua New Guinea, Samoa, Solomon Islands, Timor-Leste, Tonga, Tuvalu, Vanuatu



ADB's assistance for the 14 developing member countries in the Pacific continues to be shaped by the Pacific Approach 2010–2014. This is helping to raise living standards, build economic resilience, promote the growth of private companies, and improve public sector efficiency. Meanwhile, stronger regional cooperation has resulted from stepping up high-level consultations among development partners and government agencies.

OVERVIEW

ADB continues to help the 14 Pacific developing member countries raise living standards and build resilience by developing economic and social infrastructure, strengthening public sector management and governance, and promoting private sector growth.

The Pacific Approach 2010–2014 emphasizes the fragile nature of the Pacific, continued strengthening of policies and institutional settings in support of growth and development, the strengthening of core government functions and outsourcing of services delivery where feasible, and further enhancement to the effectiveness of ADB's operations in the region. ADB's approach to fragile and conflict-affected situations helps ADB to respond to the special circumstances of the region.

HIGHLIGHTS

- New regional operations business plan prepared to implement the Pacific Approach 2010–2014
- New country partnership strategies for Kiribati and Papua New Guinea have been approved
- Economic recovery and public sector reform program loans and grants approved for the Marshall Islands, Samoa, and Solomon Islands in 2010
- The Climate Change Implementation Plan for the Pacific gave member countries a framework for developing and implementing climate change investments and action plans to 2015

REGIONAL COOPERATION

Regional cooperation and coordination continue to be strengthened through regular high-level consultations with development partners and engagement with major technical agencies in the work of ADB. This includes an ongoing commitment to implementing the Cairns Compact.

PORTFOLIO MANAGEMENT

With the increasing capacity of regional and resident missions in the Pacific region, another three loans, two grants, and one piggyback technical assistance project were delegated to them, raising the delegated portfolio to more than 60% of the total. This enabled better engagement with Pacific developing member countries, closer monitoring of projects, and improved likelihood of achieving expected

Table 22 **Pacific: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a]		Disbursements[a]		Loans at Risk	
		2010 ($ million)	2009 ($ million)	2010 ($ million)	2009 ($ million)	2010 (%)	2009 (%)
Cook Islands	2	23.9	1.6	10.6	(0.3)	–	25.0
Fiji	4	23.0	17.0	16.7	5.3	–	25.0
Kiribati	1	–	–	–	–	–	–
Marshall Islands	1	10.0	–	10.0	–	–	–
Micronesia, Federated States of	2	2.3	0.8	1.1	0.8	–	–
Nauru	–	–	–	–	–	–	–
Palau	2	–	–	–	–	–	–
Papua New Guinea	14	30.0	23.6	27.9	17.4	–	–
Samoa	4	29.4	5.1	25.6	6.3	–	–
Solomon Islands	–	–	–	–	–	–	–
Timor-Leste	–	–	–	–	–	–	–
Tonga	–	–	–	–	–	–	–
Tuvalu	2	0.02	0.1	0.3	0.4	100.0	–
Vanuatu	–	–	–	–	–	–	–
Regional	–	0.002	0.05	0.2	0.4	–	–
Total	32	118.6	48.2	92.3	30.4	6.3	6.7

– = nil, ( ) = negative.

Note: Totals may not add up because of rounding.

a Includes closed loans that had contract awards or disbursements during the year.

results. Portfolio performance improved significantly in 2010 as annual targets were surpassed. Contract awards and disbursements for sovereign loans achieved 115% and 147% of annual projections. This is more than twice the amounts achieved in 2009. For grants from the Asian Development Fund and Asia Pacific Disaster Response Fund, the contract awards and disbursements were 102% and 92% of the 2010 projection, respectively. Seventy-one active technical assistance projects financed through $120 million in grants covered project preparatory, policy and advisory, and capacity development activities.

Progress of the MDGs in the Pacific

- With the Secretariat of the Pacific Community and other development partners, ADB has helped the Pacific developing member countries manage progress toward achievement of the Millennium Development Goals (MDGs). Household income and expenditure surveys and demographic and health surveys across the Pacific have helped policy makers monitor achievement of the MDGs. The survey reports also provided key policy guidance on how to improve the health and well-being of the islanders and particularly of the most vulnerable.
- In Timor-Leste, ADB has contributed to MDG7 by rehabilitating (i) Dili's water supply system and improving the access of approximately 35,000 people to 24-hour water supply services; and (ii) two towns' water supply systems and improving the access of up to 30,000 people to water and sanitation services. For MDG1, ADB has contributed by increasing job opportunities for approximately 4,000 people in fish farming and small-scale dam construction and maintenance.
- In Tonga, ADB is contributing to MDG7 by improving the quality of urban water, sanitation, and drainage systems in Nuku'alofa and improving the access of approximately 35,000 people to such services.
- In Samoa, ADB is contributing to MDG7 by (i) establishing the first sewage system and wastewater treatment plant serving Apia's central business district and improving flood mitigation and drainage in Apia, a city of approximately 60,000 people; and (ii) supporting the implementation of the water supply, sanitation, and drainage master plan for Apia and improving residents' access to such services. For MDG1, ADB is providing subsidized on-site sanitation solutions to approximately 1,000 low-income households.
- HIV prevalence, however, remains a problem in Papua New Guinea and here ADB is also providing assistance.

COUNTRY HIGHLIGHTS

The Cook Islands

Partnership priorities. ADB has aligned its country partnership strategy with *Te Kavenga Nui*, the National Sustainable Development Plan (2007–2010), by focusing on environmentally sustainable economic development. The intended country partnership strategy outcomes are improved economic and social infrastructure, and better public sector service delivery.

Impact of operations. An ADB technical assistance is supporting the government in implementing the infrastructure governance framework to improve delivery of infrastructure services to the whole country. The design for the Avatiu Port Development Project was completed and the contract awarded in 2010. Through the Economic Recovery Support Program, ADB supported structural and governance improvements and maintenance of fiscal responsibility, while plans to boost economic activity through increased government capital works in the water sector will commence soon, maintaining the delivery of essential public services to the poor and vulnerable. Regional technical assistances have enabled the Cook Islands to strengthen its financial management capabilities through the development of the Financial Management Model and improved internal auditing.

Fiji

Partnership priorities. All ADB operations are guided by the April 2007 Approach to Reengagement. Ongoing projects are in roads, water supply, and emergency response.

Impact of operations. The Suva–Nausori Water Supply and Sewerage Project continued to improve service provision. In an effort to reduce losses from water leakage, 56 kilometers (km) of mains, 8,000 service connections, and 10,000 water meters have been either repaired or replaced.

Table 23 **Pacific: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Cook Islands	–	–	–	–	–	–	–
Fiji	–	–	–	–	–	–	–
Kiribati	–	–	–	–	–	–	–
Marshall Islands	–	–	–	–	–	–	–
Micronesia, Federated States of	–	–	–	–	–	–	–
Nauru	–	–	–	–	–	–	–
Palau	–	–	–	–	–	–	–
Papua New Guinea	1	1.4	2.0	3.6	2.6	–	–
Samoa	3	4.2	4.4	2.5	3.9	–	–
Solomon Islands	6	21.2	3.7	10.4	1.0	–	–
Timor-Leste	2	6.6	1.0	1.5	3.3	–	–
Tonga	2	14.0	0.7	5.7	1.0	–	–
Tuvalu	1	0.0	3.2	0.0	1.2	–	–
Vanuatu	–	–	–	–	–	–	–
Regional	1	0.3	0.7	0.9	2.2	–	–
Total	**16**	**47.6**	**15.7**	**24.6**	**15.2**	–	–

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

Kiribati

Partnership priorities. The country partnership strategy for 2010–2014 between ADB and the government supports improved public financial management and improved delivery of sustainable infrastructure services.

Impact of operations. Technical assistance is building capacity to improve the management and performance of public enterprises, and enhance fiscal planning through the adoption of the Medium-Term Fiscal Framework. This is helping improve the delivery of public services to over 42% of the population. Project assistance will rehabilitate and upgrade the road network from the airport through the administrative capital of Bairiki and to the port of Betio.

The Marshall Islands

Partnership priorities. The government cleared its loan arrears with ADB in March 2009 and has maintained subsequent repayments. The approved country operations business plan 2010–2012 includes one program loan, and technical assistance projects to support macroeconomic and fiscal management, development of the private sector and human capacity, and environment protection and climate change mitigation.

Impact of operations. An ADB program loan supported the Marshalls Energy Company with its recovery plan by repaying a high-interest loan with a commercial bank. This gave the company fiscal breathing space to carry out much-needed repairs and maintenance, thereby maintaining and improving electricity services to the majority of households on the main island of Majuro. ADB provided financial and technical support for a development partners' meeting in December 2010.

The Federated States of Micronesia

Partnership priorities. Economic management and accountability, including public sector capacity building, and community consultation and participation programs to promote public sector reform, remained priorities. ADB increased dialogue at the federal and state levels to strengthen the focus on infrastructure, for energy and renewable energy in particular, in the states of Yap and Chuuk. The approved country operations business plan 2011–2013 includes a loan to support energy sector development in those states and

Table 24 **Pacific: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Kiribati	–	12.0	20.6	32.6
LOAN				
Road Rehabilitation	–	12.0	20.6	32.6
Marshall Islands	–	9.5	1.8	11.3
LOAN				
Public Sector Program (Subprogram 1)	–	9.5	–	9.5
GRANT				
Improved Energy Supply for Poor Households	–	–	1.8	1.8
Palau	12.6	3.4	–	16.0
LOAN				
Water Sector Improvement Program	12.6	3.4	–	16.0
Papua New Guinea	40.9	29.4	6.0	76.3
LOANS				
Microfinance Expansion	–	13.0	–	13.0
Town Electrification Investment Program – Tranche 1	40.9	16.4	–	57.3
GRANT				
Microfinance Expansion	–	–	6.0	6.0
Samoa	–	16.0	–	16.0
LOAN				
Economic Recovery Support Program (Subprogram 1)	–	16.0	–	16.0
Solomon Islands	–	17.0	60.6	77.6
GRANTS				
Economic Recovery Support Program (Subprogram 1)	–	5.0	–	5.0
Second Road Improvement (Sector) (Supplementary)	–	–	0.6	0.6
Transport Sector Development	–	12.0	60.0	72.0
Regional	–	–	3.0	3.0
GRANT				
Social Protection of the Vulnerable in the Pacific (Cook Islands, Marshall Islands, and Tonga)	–	–	3.0	3.0
Total	53.5	87.3	92.0	232.8

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

technical assistance for capacity building, while continuing to enhance policy dialogue.

Impact of operations. The Omnibus Infrastructure Development Project helped to restore critical water supply, sanitation, and power infrastructure. Technical assistance in support of improved economic management and accountability provided training to Finance Department staff in all four states, strengthening the government's ability to manage its financial and budgetary performance. As a result of technical assistance, the Chuuk Department of Education is leading all stakeholders in a concerted program to reform the state's education system. Consultation and participation in support of public sector and education reforms have included community groups and school children on the island of Weno.

Nauru

Partnership priorities. After its reengagement in May 2008, ADB stepped up activities in improving infrastructure and public sector management, areas closely aligned with the updated National Sustainable Development Strategy.

Impact of operations. The technical assistance program strengthened the government's ability to manage its financial and budgetary performance, improve the service delivery of state-owned enterprises, and prioritize infrastructure needs.

Palau

Partnership priorities. The country partnership strategy between ADB and the government works to improve

Table 25 **Pacific: Cumulative Lending and Disbursements by Country as of the end of 2010**[a, b]
($ million)

Country	Lending	Disbursements
Cook Islands	55.0	38.2
Fiji	317.3	214.5
Kiribati	27.1	13.7
Marshall Islands	87.6	74.1
Micronesia, Federated States of	75.1	48.2
Nauru	5.0	2.3
Palau	16.0	–
Papua New Guinea	1,342.3	773.9
Samoa	175.4	140.2
Solomon Islands	79.3	65.8
Timor-Leste	–	–
Tonga	57.8	52.3
Tuvalu	7.8	7.9
Vanuatu	51.3	49.0
Regional[c]	1.5	1.6
Total	**2,298.5**	**1,481.8**

– = nil.
Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.
c The figure reported in 2009 has been adjusted to reflect disbursements specific to the Pacific region, excluding regional disbursements under nonsovereign operations.

Table 26 **Pacific: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Cook Islands	–	–	–
Fiji	–	–	–
Kiribati	–	–	–
Marshall Islands	–	–	–
Micronesia, Federated States of	–	–	–
Nauru	–	–	–
Palau	–	–	–
Papua New Guinea	10.3	–	10.3
Samoa	5.9	1.0	6.9
Solomon Islands	11.7	–	11.7
Timor-Leste	11.5	–	11.5
Tonga	7.2	–	7.2
Tuvalu	1.2	–	1.2
Vanuatu	–	–	–
Regional	7.0	–	7.0
Total	**54.8**	**1.0**	**55.8**

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

public sector effectiveness, facilitate private sector development, deliver safe water and sanitation services, and manage the threats of climate change.

Table 27 **Pacific: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Cook Islands	–	–	–	–
Fiji	–	–	–	–
Kiribati	–	–	–	–
Marshall Islands	–	–	1.8	1.8
Micronesia, Federated States of	–	–	1.0	1.0
Nauru	–	–	–	–
Palau	–	–	–	–
Papua New Guinea	15.0	–	25.4	40.4
Samoa	23.5	1.0	25.2	49.7
Solomon Islands	51.3	–	48.1	99.4
Timor-Leste	62.0	–	3.0	65.0
Tonga	21.3	–	–	21.3
Tuvalu	3.2	–	–	3.2
Vanuatu	–	–	–	–
Regional	8.0	–	3.0	11.0
Total	**184.4**	**1.0**	**107.4**	**292.7**

– = nil, ADF = Asian Development Fund.
a Excludes cofinancing not administered by ADB.

Impact of operations. Technical assistance helped Palau introduce a health insurance and medical savings plan. This has improved health services delivery. Technical assistance has also built capacity in ministries' budget plans and financial management to implement the country's development strategy. This has helped the government deliver services to its people more efficiently.

Papua New Guinea

Partnership priorities. The country partnership strategy for 2011–2015 is aligned with the government's Development Strategic Plan 2010–2030 and will scale up support for infrastructure, including in the power sector, as well as expanding operations in health and microfinance. A commitment to improving public financial management remains in place.

Impact of operations. During 2010, ADB financed the rehabilitation and upgrade of 117 km of main roads in the Highlands region. It is estimated that approximately 400,000 people have benefited from reduced travel time from their communities to markets, schools, and health facilities. An innovative and successful ADB-supported health project continued to support private sector participation in

FIGURE 9 **Pacific: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
10.0
67.4
12.0
9.5
16.0
70.3
145.0
16.0
0 20 40 60 80 100 120 140 160
2009 2010

FIGURE 10 **Pacific: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
1.8
6.0
2.0
1.0
17.6
29.0
49.0
10.0
3.0
0 20 40 60
2009 2010

FIGURE 11 **Pacific: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
10.6
(0.3)
16.7
5.3
10.0
1.1
0.8
27.9
35.4
25.6
6.3
0.3
0.4
0.2
0.4
-10 0 10 20 30 40
2009 2010

FIGURE 12 **Pacific: ADB Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)



Cook Islands
Fiji
Kiribati
Marshall Islands
Micronesia, Federated States of
Nauru
Palau
Papua New Guinea
Samoa
Solomon Islands
Timor-Leste
Tonga
Tuvalu
Vanuatu
Regional
3.6
2.6
2.5
3.9
10.4
1.0
1.5
3.3
5.7
1.0
1.2
0.9
2.2
0 10 20
2009 2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).



In Samoa, a $28 million ADB loan is helping the nation recover from the financial crisis and 2009 tsunami

delivering rural health services, including HIV prevention and control. Over 100 rural health facilities have been improved (40 with HIV testing facilities) and more than 50 health workers trained in 2010. This has enabled the number of patients accessing primary health care services to be significantly increased. The incidence of new HIV cases among pregnant women has also fallen by 0.85% in 2007 and 0.54% in 2010.

Samoa

Partnership priorities. ADB's country partnership strategy is aligned with the Strategy for the Development of Samoa 2008–2012. This includes support for improved public services delivery, the removal of infrastructure constraints, and promotion of private sector development.

Impact of operations. In 2010, ADB approved the Economic Recovery Support Program loan of $16 million to help Samoa recover from the combined impact of the global financial crisis and the September 2009 tsunami. The program will protect vulnerable groups, including women and the unemployed, by maintaining social services expenditure. The government is continuing with structural and public financial management reforms. Despite heavy rainfall in 2010, Apia did not experience the usual flooding thanks to the drainage work undertaken as part of the Sanitation and Drainage Project. This supported the installation of 100 septic tanks, as well as connecting over 100 central Apia customers to a new pressure sewer system.

Solomon Islands

Partnership priorities. The interim Country Partnership Strategy 2009–2011 continued to focus on improving transport infrastructure and private sector development.

Impact of operations. Rehabilitation work under the emergency assistance program (in response to the 2007 earthquake and tsunami) progressed well in Gizo and the affected areas in Western Province and Choiseul. A franchise shipping project started, and the Solomon Islands Maritime Safety Administration became operational. National Transport Fund regulations were gazetted and civil works started on Makira under the Solomon Islands Road Improvement Project. ADB continued to help the government implement company laws and established the new companies registry.

Timor-Leste

Partnership priorities. ADB priorities include infrastructure, access to finance, public administration, and ongoing support for cross-border linkages between Timor-Leste and Indonesia. Technical assistance was also approved for an aid information management system and the facilitation of major infrastructure projects.

Impact of operations. An overseas scholarship program was initiated for staff of the Ministry of Infrastructure as part of the 4-year, $18 million technical assistance for

Boost for Banking in Timor-Leste

ADB is helping Instituição de Microfinanças de Timor-Leste become the country's first locally owned commercial bank

When Clemento de Araujo started his carpentry and joinery business in 2002, he had only $500 in savings. A loan from Instituição de Microfinanças de Timor-Leste (IMfTL) proved to be the catalyst he needed to make his enterprise a success.

Today, the business boasts Australian-made electric saws and other high-powered machines, with six workers, four full-time and two part-time.

"Running my own business is far better than...working for others," 40-year-old de Araujo, a former hotel janitor, says through his interpreter, Isaias Pereira Nunes, a field staff officer for IMfTL.

IMfTL was established in 2001 under the ADB-managed Microfinance Development Project. In December 2008, ownership was transferred to the Government of Timor-Leste, which is currently upgrading its status from a quasi bank to a full commercial bank. This will make IMfTL the first locally owned bank in Timor-Leste.

After 2 years of independence from donors, IMfTL is in a sound financial position, says Pat Lisk, the consultant who produced the organization's business plan. The value of loans at the end of June 2010 was $6.5 million, and deposits totaled about $3.4 million.

Women's groups are well represented among borrowers. Virgia da Costa still remembers her first $50 loan in 2004 from a women's savings group that funded her grocery shop at Becora village on the outskirts of Dili. "It was from the savings group that I learnt of IMfTL's microloan scheme," she says. Da Costa and her husband, Juvinal de Jesus, were then able to get an IMfTL loan to expand the business.

In 2010, the couple moved their store from rented space into a newly constructed and self-financed building. The shop has spacious storage.

"If it wasn't for my wife, I would not have known of the assistance IMfTL offers small business people like us," says de Jesus. "Now we're able to pay for our seven children's education, and we're thinking of expanding our business into a mini-supermarket."



This factory is expanding, thanks to an IMfTL loan

infrastructure project management cofinanced by the Government of Australia. With ADB assistance, the Instituição de Microfinanças de Timor-Leste took a further step toward becoming the first locally owned commercial bank. (See "Boost for Banking in Timor-Leste" above.) Preparations continued for the rehabilitation of more than 200 km of national roads and water supply infrastructure in the capital, Dili, with civil works scheduled to start in 2011.

Tonga

Partnership priorities. ADB's country partnership strategy focuses on poverty reduction through integrated urban infrastructure development, prudent macroeconomic and fiscal management, and the development of the private sector. The country partnership strategy remains relevant to the objectives of the National Strategic Planning Framework.

Impact of operations. ADB's Integrated Urban Development Project contributed to improving the environment through provision of jet/vacuum and street sweeper trucks to clear drainages and clean streets around Nuku'alofa. Work to widen roads and construct drainages and footpaths has started, which will benefit about 32% of the population living in Nuku'alofa and other project areas. The $5 million first tranche of the Economic Support Program grant was disbursed in 2010 and helped the government maintain a good standard of social services to primary education and health in response to the global economic crisis. ADB continues to support economic management through technical assistance to strengthen policy and planning, as well as supporting the budget process through developing a medium-term budget framework.

Backyard Stash Gives Way to Cash in the Bank

ADB has helped Vanuatu's national bank bring services and credit to remote communities

After operating his grocery business on the southern Vanuatu island of Tanna for a year, Harry Nikiau needed a loan but didn't rate his chances.

"I had just opened my retail shop," says Nikiau. "I didn't have a lot of assets to show as collateral."

Fortunately for Nikiau, he was able to get help from the National Bank of Vanuatu (NBV), which was expanding its microfinance services in remote islands, and took his first loan in 1993.

Borrowers like Nikiau are steps ahead of many who—confronted with the scarcity of local banks and vast distances to branches—often resort to depositing money in empty tins of Milo, a chocolate flavored health drink, which they bury near their houses.

Photos of money damaged from Milo tin deposits were published in a manual for a financial literacy program launched by NBV in May 2010. An education program, sponsored by ADB and the Commonwealth Secretariat, is teaching people to use better business and banking practices.

"There seems to be a lot of appreciation for the banking advice and education we offer," says John Aruhuri, head of rural banking for NBV. "People now understand the logic of saving, and that in order to access credit, one has to first open a bank account."

ADB granted $600,000 to the Government of Vanuatu to improve rural people's access to financial services. The grant, which forms part of NBV's overall rural outreach effort, is an extension of a successful project that expanded rural and microfinance services in the island nation from 2004 to 2006. NBV is establishing more branches and has 154 microfinance officers working across Vanuatu.

In 2008, ADB funding also helped NBV introduce a mobile-phone banking system for rural communities beyond the reach of NBV branches.

Stretching NBV's net across the archipelago to give more people access to the financial system is a challenge that Aruhuri says ADB helped resolve. And Milo-tin deposits may soon be a thing of the past.



A step ahead—Vanuatu borrower Harry Nikiau (left)

Tuvalu

Partnership priorities. ADB's country partnership strategy is aligned with Tuvalu's National Strategy for Sustainable Development 2005–2015. The country partnership strategy is focused on strengthening public financial management and supporting reforms of public enterprises.

Impact of operations. In 2010, ADB continued to provide technical assistance in public financial management and public enterprises reforms to help the government respond to the global economic crisis. This focus will also ensure that policy makers are better able to respond to future external shocks.

Vanuatu

Partnership priorities. The Country Partnership Strategy 2010–2014 focuses on transport, urban development, and energy. It aims to strengthen the private sector through an improved regulatory environment, better access to finance, and the reform of state-owned enterprises.

Impact of operations. ADB continued to improve access to financial services by increasing rural access to finance, strengthening the Financial Services Commission's institutional framework, reforming company and bankruptcy laws, modernizing the registry of companies, and establishing a framework for secured transactions.

CHAPTER 10

SOUTH ASIA

Bangladesh, Bhutan, India, the Maldives, Nepal, Sri Lanka



ADB's operations in South Asia aimed for greater development impact by mainstreaming climate change adaptation and mitigation into project design, and by greater emphasis on gender and private sector participation. In addition, ADB implemented important initiatives that boosted regional cooperation.

OVERVIEW

The South Asia Department delivered an innovative, strategic, and substantive assistance program targeted at the most critical development challenges of developing member countries.

PORTFOLIO MANAGEMENT

Loan disbursement totaled $2.62 billion in 2010 while contract awards and commitments reached $2.68 billion.

HIGHLIGHTS

- Delivery of innovative schemes continued through projects such as the highly complex Padma Multipurpose Bridge Project to build Bangladesh's longest bridge, a sustainable urban transport project in the Nepalese capital Kathmandu, and projects to improve energy efficiency in India and bring renewable energy to rural areas in Bhutan. Projects in Sri Lanka helped advance the reconstruction of north and eastern provinces
- Continued attention in project design was paid to climate-change impacts and the fostering of green growth. The Climate Investment Funds endorsed the Bangladesh Strategic Program for Climate Resilience with $110 million allocated for climate-resilient development, which is the first such program in the world
- Under the South Asia Subregional Economic Cooperation framework, the approval of the India–Bangladesh energy project accelerated regional cooperation and integration
- Significant enhancements were made to gender mainstreaming and cofinancing in South Asia Department projects
- Substantial contributions were made to enhance opportunities for private investment in the subregion's fast-growing market economies; and continued promotion of private sector development was achieved by efforts to build capacity, set up institutional frameworks, and make use of public–private partnerships

Progress of the MDGs in South Asia

- South Asia has made good progress on seven indicators of Millennium Development Goals (MDGs), namely, indicators on gender equality, HIV prevalence, tuberculosis prevalence, forest cover, protected areas, ozone-depleting substance consumption, and safe drinking water.
- Performance in primary school enrollment has improved, and India, the Maldives, and Sri Lanka are on track or likely to exceed the MDGs. However, much remains to be done in other South Asian countries, particularly in relation to primary education cycle completion.
- In Bangladesh, ADB is helping revitalize education through the Second Primary Education Development Program (PEDP II), which began in 2003. The program's thrust is to address shortcomings that lead to poor achievement and high dropout rates. A follow-on to PEDP II, the Third Primary Education Development Project, is at an advanced stage of preparation to support reduced disparities, higher cycle completion, and better student achievement.
- In Nepal, ADB's support for the Education for All program helped bring significant improvements in quality and access to basic education. Net enrollment rate in primary education increased from 72.4% in 2004 to 93.7% in 2009. School facilities have been continuously upgraded since 2001, and the percentage of trained teachers has increased almost threefold.
- Providing sustainable access to safe drinking water and basic sanitation continues to be important for ADB's operation in South Asia. In Bangladesh, the Chittagong Hill Tracts Rural Development Project provided 180 villagers with tap water. In Nepal, the Small Towns Water Supply and Sanitation Sector Project brought a clean, 24-hour supply of drinking water to nearly 2,000 households. In Sri Lanka, the Third Water Supply and Sanitation Sector Project gave 1.4 million people better services.

The Bangladesh Strategic Program for Climate Resilience is the first such program in the world endorsed by the Climate Change Investment Fund

Table 28 **South Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
Bangladesh	56	458.1	1,209.4	469.1	1,068.0	3.6	–
Bhutan	6	8.9	75.6	41.5	31.0	–	16.7
India	67	1,856.0	1,657.1	1,699.0	1,339.8	4.5	5.7
Maldives	6	21.0	6.9	25.9	5.3	–	55.6
Nepal	16	98.0	94.0	80.1	73.5	–	5.9
Sri Lanka	37	240.7	157.4	308.4	245.6	2.7	15.0
Total	188	2,682.7	3,200.5	2,624.1	2,763.2	3.2	8.7

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 29 **South Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Bangladesh	1	0.7	0.0	2.3	1.2	–	–
Bhutan	6	4.5	21.8	17.6	4.6	–	–
India	–	0.1	4.2	2.7	16.6	–	–
Maldives	1	0.0	0.2	(0.8)	0.4	–	100.0
Nepal	23	36.3	139.1	31.3	126.0	–	6.3
Sri Lanka	5	9.8	11.7	26.3	41.4	20.0	20.0
Total	36	51.4	177.0	79.4	190.2	2.8	10.3

– = nil, ( ) = negative, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

REGIONAL COOPERATION

ADB hosted the second High-Level Forum on Emerging Vision for Shared Prosperity: South Asia and Beyond on 12–13 August 2010. Participating countries agreed to focus on transport, energy, and trade facilitation as priority areas and to set up working groups to coordinate with ADB on advancing regional cooperation and implementing regional cooperation projects under flexible, government-owned initiatives supported by ADB.

ADB's regional cooperation operations business plan for South Asia (2011–2013) has an indicative lending and grant program of about $1.3 billion, consisting of five multicountry projects totaling $608 million and eight national projects with substantial regional implications totaling $670 million. Ten of the projects are in transport and information and communication technology and three are in energy.

In August 2010, ADB approved the Bangladesh–India Electrical Grid Interconnection Project. This will establish a cross-border link between the western electrical grid of Bangladesh and the eastern grid of India for the exchange of power.

Toward the end of 2010, ADB convened a regional meeting in Dhaka, Bangladesh, on Transport Connectivity in Northeastern South Asia. This provided a forum for Bangladesh, Bhutan, India, and Nepal to exchange views on regional transport connectivity. The vision for meetings such as this is to help the continued expansion of South Asian markets and to increase opportunities for development that leads to balanced regional growth and poverty reduction.

Table 30a **South Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Bangladesh	**800.0**	**449.0**	**1,700.9**	**2,949.9**
LOANS				
Bangladesh–India Electrical Grid Interconnection	–	100.0	–	100.0
City Region Development	–	120.0	–	120.0
Natural Gas Access Improvement	261.0	5.0	45.0	311.0
Padma Multipurpose Bridge	539.0	76.0	1,640.0	2,255.0
Second Crop Diversification	–	40.0	–	40.0
Strengthening Governance Management	–	25.0	–	25.0
Subregional Transport Project Preparatory Facility	–	23.0	–	23.0
Sustainable Rural Infrastructure Improvement	–	60.0	15.9	75.9
Bhutan	**–**	**21.6**	**6.3**	**27.9**
GRANTS				
Farm Roads to Support Poor Farmers' Livelihood	–	–	3.0	3.0
Rural Renewable Energy Development	–	21.6	0.3	21.9
Upgrading Schools and Integrated Disaster Education	–	–	3.0	3.0
India	**2,119.6**	**–**	**6.0**	**2,125.6**
LOANS				
Agribusiness Infrastructure Development Investment Program – Tranche 1	67.6	–	–	67.6
Assam Integrated Flood and Riverbank Erosion Risk Management Investment Program – Tranche 1	56.9	–	–	56.9
Assam Power Sector Enhancement Investment Program – Tranche 2	89.7	–	–	89.7
Bihar Power System Improvement	132.2	–	–	132.2
Bihar State Highways II	300.0	–	–	300.0
Himachal Pradesh Clean Energy Development Investment Program – Tranche 3	208.0	–	–	208.0
Infrastructure Development Investment Program for Tourism – Tranche 1	43.4	–	–	43.4
Karnataka State Highways Improvement	315.0	–	–	315.0
Madhya Pradesh Power Sector Investment Program – Tranche 6	69.0	–	–	69.0
Micro, Small, and Medium Enterprise Development	50.0	–	–	50.0
National Capital Region Urban Infrastructure Financing Facility – Tranche 1	78.0	–	–	78.0
North Karnataka Urban Sector Investment Program – Tranche 2	123.0	–	–	123.0
Rajasthan Urban Sector Development Investment Program – Tranche 3	63.0	–	–	63.0
Rural Roads Sector II Investment Program – Tranche 5	222.2	–	–	222.2
Second India Infrastructure Tranche Financing Facility – Tranche 2	250.0	–	–	250.0
Sustainable Coastal Protection and Management Investment Program – Tranche 1	51.6	–	–	51.6
GRANTS				
Improving Small Farmers' Access to Market in Bihar and Maharashtra	–	–	3.0	3.0
Supporting Microentrepreneurship for Women's Empowerment	–	–	3.0	3.0
Nepal	**–**	**262.5**	**28.3**	**290.8**
LOANS				
Kathmandu Sustainable Urban Transport	–	10.0	–	10.0
Rural Finance Sector Development Cluster Program (Subprogram 2)	–	60.4	–	60.4
Secondary Towns Integrated Urban Environmental Improvement	–	60.0	17.0	77.0
Subregional Transport Enhancement	–	24.5	–	24.5
GRANTS				
Community Irrigation	–	26.4	–	26.4
Detailed Engineering Study for the Upper Seti Hydropower	–	2.5	–	2.5
Governance Support Program (Subprogram 1) (Supplementary)	–	–	8.8	8.8
Kathmandu Sustainable Urban Transport	–	10.0	2.5	12.5
Raising Incomes of Small and Medium Farmers	–	20.1	–	20.1
Rural Finance Sector Development Cluster Program (Subprogram 2)	–	12.1	–	12.1
Subregional Transport Enhancement	–	24.5	–	24.5
Transport Project Preparatory Facility	–	12.0	–	12.0
Sri Lanka	**350.0**	**107.2**	**44.0**	**501.2**
LOANS				
Conflict-Affected Region Emergency	150.0	–	–	150.0
Fiscal Management Efficiency	50.0	–	–	50.0
Jaffna and Kilinochchi Water Supply and Sanitation	20.0	70.0	40.0	130.0
North East Community Restoration and Development Project II (Supplementary)	–	12.8	–	12.8
Northern Road Connectivity	130.0	24.4	–	154.4
GRANTS				
Post-Conflict Emergency Assistance for Livelihood Restoration of Resettled Internally Displaced People in the North	–	–	2.5	2.5
Conflict-Affected Region Emergency	–	–	1.5	1.5
Total	**3,269.6**	**840.3**	**1,785.5**	**5,895.3**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.

a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.

Table 30b **South Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR Loans	OCR Guarantees	OCR Equity Investments	Cofinancing Project	Cofinancing Commercial	Total
India	–	250.0	–	–	–	250.0
Micro, Small, and Medium Enterprise Development	–	250.0	–	–	–	250.0
Total	–	250.0	–	–	–	250.0

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.

Table 31 **South Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a,b]**
($ million)

Country	Lending	Disbursements
Bangladesh	12,134.3	8,393.2
Bhutan	256.1	189.1
India	24,122.7	15,415.3
Maldives	152.8	110.2
Nepal	2,628.6	1,857.3
Sri Lanka	5,142.7	3,723.1
Total	**44,437.3**	**29,688.3**

Note: Totals may not add up because of rounding.
a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

Table 32a **South Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Bangladesh	10.0	–	677.9	687.9
Bhutan	105.3	–	10.5	115.8
India	–	100.0	71.3	171.3
Maldives	–	20.0	1.0	21.0
Nepal	603.3	0.3	78.5	682.0
Sri Lanka	52.2	154.2	144.9	351.3
Total	**770.8**	**274.5**	**984.0**	**2,029.3**

– = nil, ADF = Asian Development Fund.
a Excludes cofinancing not administered by ADB.

Table 32b **South Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Bangladesh	5.9	–	5.9
Bhutan	25.0	–	25.0
India	–	100.0	100.0
Maldives	–	17.1	17.1
Nepal	229.0	–	229.0
Sri Lanka	16.5	141.9	158.4
Total	**276.4**	**259.0**	**535.4**

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

FIGURE 13 **South Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
1,249.0
1,027.9
Bhutan
India
2,119.6
1,611.0
Maldives
36.5
Nepal
154.9
172.8
Sri Lanka
457.2
330.0
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 14 **South Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
58.5
Bhutan
27.6
38.8
India
6.0
2.0
Maldives
Nepal
118.9
172.8
Sri Lanka
4.0
14.5
0
50
100
150
200
2009
2010

FIGURE 15 **South Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)


Bangladesh
469.1
1,068.0
Bhutan
41.5
31.0
India
1,858.1
1,551.7
Maldives
29.4
9.3
Nepal
80.1
73.5
Sri Lanka
308.4
253.0
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 16 **South Asia: Grant Disbursements by Country,[a] 2009–2010 (Sovereign)**
($ million)


Bangladesh
2.3
1.2
Bhutan
17.6
4.6
India
2.7
16.6
Maldives
(0.8)
0.4
Nepal
31.3
126.0
Sri Lanka
26.3
41.4
-50
0
50
100
150
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

COUNTRY HIGHLIGHTS

Bangladesh

Partnership priorities. Under its program for 2011–2013, ADB will strengthen its focus on economic growth that is inclusive and environmentally sustainable, and on regional cooperation and integration. Efforts to deepen private sector operations and to promote public–private partnerships in key infrastructure sectors will be pursued. In 2010, ADB also initiated preparation of the country partnership strategy for 2011–2015.

Ten loans totaling $1.25 billion were approved in 2010. In partnership with the World Bank, ADB secured $110 million from the Climate Investment Funds for the country's climate-resilient development. ADB's partnership with the World Bank, Japan International Cooperation Agency, and the Islamic Development Bank is helping mobilize substantial resources needed for building the Padma Multipurpose Bridge.

Impact of operations. Under the ADB-assisted Teaching Quality Improvement in Secondary Education Project, as of June 2010, 295,000 teachers were trained using modern classroom teaching techniques. The Gas Transmission and Development Project is building a 353-kilometer (km) gas pipeline to take about 360 million cubic feet of natural gas per day to the country's less developed western region. The Road Maintenance and Improvement Project contributed to cutting bottlenecks on the strategically important south–east road corridor and connected rural people to the port city of Chittagong.

Bhutan

Partnership priorities. The Country Partnership Strategy, 2006–2010, continued to guide ADB's operations for the remainder of the Government of Bhutan's Tenth Five-Year Plan, covering 2008–2013. It aims to promote broad-based economic growth, inclusive social development, and good governance through improvements in transport and energy, and the development of urban areas and the finance and private sectors. The country assistance program evaluation (2010) confirmed the close alignment of the partnership strategy with ADB's Strategy 2020 and the government's current 5-year plan.

Impact of operations. The introduction of electricity in rural areas through a series of projects helped thousands of people and micro industries and also made education more accessible. The Road Network Project increased passenger and freight transport by connecting the main east–west highway at Trongsa to the Indian border at

Gelephu, and expanded accessibility in rural areas. The Financial Sector Development Program helped Bhutan's Royal Monetary Authority to strengthen its capacity, particularly in licensing new banks. This led to improvements in services, including the quality of customer service, offered by banks. Under a Japan Fund for Poverty Reduction grant, ADB helped restore earthquake-damaged schools in eastern Bhutan.

India

Partnership priorities. As emphasized in the Country Partnership Strategy 2009–2011, ADB continued to support India's efforts in making growth inclusive and environmentally sustainable. The India program set new highs in loan approvals and portfolio performance in 2010. Loan approval exceeded $2 billion not including non-sovereign operations while contract awards and disbursements reached record levels of $1.8 billion and $1.7 billion, respectively. A number of projects approved in 2010 showcased innovative approaches, such as incorporating private–public partnership elements into project design, and focusing on new and challenging sectors, such as agribusiness infrastructure, coastal zone management, flood control and protecting rivers from erosion, support for microenterprises, and tourism development. ADB continues to support India in addressing climate change issues. Work to achieve this has included the preparation of strategies to mainstream adaptation concerns in the management of the Cauvery, Chambal, and Satluj river sub-basins; support for integrated water resources management in states, such as Himachal Pradesh and Karnataka; and improvements to coastal zone management in a number of states. Technical assistance is being provided to the Ministry of Water Resources to operationalize key priorities of the National Water Mission. ADB is also increasing support for the development of renewable energy, including solar power, to help India move along a low-carbon growth path.

Impact of operations. Through the Rural Roads Sector I Project (2003–2009), ADB supported construction of 9,757 km of all-weather roads connecting rural areas in Chhattisgarh and Madhya Pradesh. Better connectivity has helped to create employment opportunities. It has also been associated with improvement in indicators, such as maternal and infant deaths, and primary school attendance. The Madhya Pradesh Power Sector Development Project (2001–2007) helped to establish the State Electricity Regulatory Commission and restructure the State Electricity Board into six companies according to their function. ADB also funded construction of several transmission lines and substations, which has led to a substantial reduction in transmission losses.

Through the Karnataka Urban Development and Coastal Environmental Management Project (1999–2009), ADB helped to increase drinking water supplies, expand the drainage network, build quality sewage treatment plants, and improve basic urban facilities and services in 10 coastal towns. It also supported capacity building to improve transparency and accountability in 47 towns of Karnataka. The Assam Governance and Public Resource Management Sector Development Program (2004–2007) helped the state turn a $288 million fiscal deficit in 2003/04 into a $311 million surplus by 2008/09.

The Maldives

Partnership priorities. Under the Country Partnership Strategy 2007–2011, ADB operations focus on increasing human resources capacity, strengthening economic management, improving development effectiveness, and assisting private sector development through public–private partnerships. Special areas of focus in the second half of the strategy period were small and medium enterprise development, energy, and the transport sector. Under the Economic Recovery Program loan, ADB is helping the government implement macroeconomic structural reforms.

Impact of operations. The Outer Island Electrification Project provided 19 islands with power supplies, and the Information Technology Development Project improved access to information in remote atolls. The ongoing Regional Development Project (Phase II) will improve water supply, sanitation services, and solid waste management in three islands, while the Domestic Maritime Transport Project will improve connectivity. A Private Sector Development technical assistance loan helped expand micro, small, and medium-sized enterprises.



ADB-supported programs are generating fresh opportunities for Nepalese people

Implementation of the Economic Recovery Program and technical assistance approved in December 2009 facilitates reforms to correct underlying economic distortions and put the economy on a footing to sustainable medium-term growth and reducing its vulnerability to external shocks.

Nepal

Partnership priorities. Nepal is in the midst of a historic transformation. While this poses an opportunity for the country to redefine its future, it continues to face long-standing development challenges. The thrust of ADB's Country Partnership Strategy 2010–2012 is to help Nepal sustain hard-won gains of its peace process by promoting broad-based inclusive economic growth and social development, improved governance and institutional capacity, as well as climate change adaptation and environmental sustainability. The country partnership strategy is supporting the country's peace and development aspirations by mainstreaming peace-building in all ADB interventions and is implementing disaster risk management and climate change checklists, as well as governance risk assessments. ADB has also been leading efforts to ensure that education sector reforms address resilience to disasters, such as earthquakes and floods.

Joint initiatives by ADB and the World Bank helped improve and modernize the country's procurement systems, policies, and practices. ADB and other development partners also helped find practical ways of mainstreaming climate resilience into core development planning and budgeting. In 2010, ADB approved eight projects amounting to $262.5 million in loans and grants. It also approved 18 technical assistance grants for $10.42 million. About $19.52 million cofinancing was approved to support projects on urban transport and the urban environment.

Impact of operations. ADB is one of nine partners that have helped implement the government's Education for All program. The program has brought education to those who have traditionally enjoyed fewer opportunities for schooling, including girls, low-caste Dalit children, and members of Nepal's indigenous communities and religious minorities.

ADB's support to the water supply and sanitation sector helped expand coverage of improved water supply and sanitation facilities and raise health and hygiene practices to eradicate waterborne and sanitation-related diseases. The Small Towns Water Supply and Sanitation Sector Project provided safe water to 510,000 people in 29 towns, significantly reducing health risks.

Sri Lanka

Partnership priorities. In line with the Country Partnership Strategy for 2009–2011, ADB projects supported improvements to fiscal management, roads and transport, and water supplies. Most of ADB's assistance in 2010 was directed at the Northern Province, including $150 million in emergency assistance for reconstruction. ADB also provided $12.8 million in supplementary funding for the North East Community Restoration and Development Project II.

ADB provided two loans to projects in the north: $154 million for the Northern Road Connectivity Project and $90 million for the Jaffna Water Supply and Sanitation Project. A $50 million loan was approved in 2010 for the Fiscal Management Efficiency Project, which will build on earlier assistance to support fiscal management throughout Sri Lanka.

Home Work Options Revolutionize Women's Lives

An ADB-supported project is giving villagers in Sri Lanka's eastern coastal communities opportunities to move beyond a past ravaged by war and calamity

When Packeer Mohamed Khadeeja contemplated returning for her eighth tour of duty as a domestic worker in Qatar, a chance discussion about cheap loans and skills training provided by a microcredit project changed her life.

"It's the best move I made," says Khadeeja, 49, of her decision to take a loan and stay at her home in Kattankudy, in the Batticaloa district of Sri Lanka's formerly war-affected east. "The project helped change my plans. It's a great opportunity."

Microfinance and skills training provided by the ADB-supported North East Coastal Community Development Project since 2005 have given women like Khadeeja more choice to stay home. Of Sri Lanka's 20 million people, more than 1.5 million work in the Middle East. Some 50%–60% are women, mostly from rural communities, employed in menial jobs.

"This microcredit program has brought major change to our village," says Jesmine Zubair, treasurer of a women's rural development society that manages loans in Batticaloa. Fewer women are now going abroad, she says, because they are increasingly able to earn a living at home.

The project caters to all Sri Lanka's main communities—Sinhalese, Tamils, and Muslims—and is focused on eastern districts of Trincomalee, Batticaloa, and Ampara, where decades of conflict and the 2004 tsunami destroyed infrastructure, reduced livelihoods to a bare minimum, and resulted in many households being headed by women. The community development project aims to meet basic needs. Some of the funding is helping to restore livelihoods in fishing and farming.

The $28.4 million project, which closed in November, was run in tandem with another project that is continuing the government's rehabilitation program in northern and eastern provinces affected by the three decades of civil conflict that ended in 2009.

Microcredit has helped transform many coastal communities, with $2.4 million in loans distributed since 2005 to help Sri Lankans, particularly women who head households, improve their livelihoods.



Microloans are helping Sri Lankans shape their own livelihoods

A Vital Conduit for Knowledge

ADB plays a growing role in South Asia as a network for enabling knowledge generation and disseminating research findings and on-the-ground experiences that can be used to solve development challenges

ADB's network serves as a vital link for research institutes and think tanks in South Asia, enabling knowledge gained from experience in country-specific and regional settings to be spread widely.

One example of such knowledge-sharing work is Regional Technical Assistance (RETA) 6417: Supporting Network of Research Institutes and Think Tanks in South Asia. The RETA program aims to promote regional economic cooperation and integration by enabling knowledge on contemporary policy issues to be generated and shared.

This is done by creating strong networks among research institutes in ADB's developing member countries in South Asia, and facilitating dynamic interaction between them through studies, workshops, and the dissemination of information. By encouraging the exchange of information between academia and key policy makers, the RETA supports faster transmission of research to policy application.

Through two research networks, the South Asia Center for Policy Studies and the South Asia Network of Economic Research Institutes, research proposals are submitted by member institutes and evaluated by a steering committee, constituted under the RETA, that decides whether they can be funded.

To date, 10 research institutes in four countries—Bangladesh, India, Pakistan, and Sri Lanka—have participated in the RETA. Sixteen studies have been approved for financing, covering one of three themes: (i) Trade and Investment/Technology, (ii) Human Dimension of Regional Cooperation, and (iii) Economic and Social Impact of the Financial Crisis.

Seven studies reached the targeted audience when they were presented to the Second and Third South Asia Economic Summits, held in December of 2009 and 2010.


2nd South Asia Economic Summit (SAES)
South Asia in the Context of Global Financial Meltdown
RIS
ESCAP
ADB
FICCI
Research studies financed by ADB were discussed at the Second South Asia Economic Summit

Impact of operations. ADB continued to provide assistance in Sri Lanka's road sector development. ADB also gave livelihood grants to more than 30,000 resettled families in the northern and eastern parts of the country. This was administered through the North East Community Restoration and Development Project II and financed by the Australian Agency for International Development. ADB's assistance in the installation of medium voltage and rural electrification schemes, expedited through the Conflict-Affected Areas Rebuilding Project, benefited over 27,000 households. Through a technical assistance, ADB helped draft the National Climate Change Adaptation Strategy for Sri Lanka.

CHAPTER 11

SOUTHEAST ASIA

Brunei Darussalam, Cambodia, Indonesia, the Lao People's Democratic Republic, Malaysia, Myanmar, the Philippines, Singapore, Thailand, Viet Nam



Transport and energy connectivity for inclusive growth, financial and capital market integration, water supply and sanitation, improved education, and environmental sustainability are areas of focus for ADB in Southeast Asia. ADB provided significant inputs to an Association of Southeast Asian Nations (ASEAN) master plan on connectivity launched in October, while preparations began for a new memorandum of understanding for 2011–2015 with the ASEAN Secretariat.

OVERVIEW

ADB operations in Southeast Asia emphasized innovation, an intensified focus on achievement of the Millennium Development Goals (MDGs), and implementation toward the greatest possible impact. Lending through public sector nonsovereign operations and public–private partnerships was innovative. The design of a social protection project in the Philippines aimed at helping the nation's poorest families also broke new ground.

Assistance increasingly turned to core areas of operation under ADB's Strategy 2020 and to the achievement of country priorities that contributed to making progress on MDGs. Partnership with non-borrowing and middle-income countries in the subregion was strengthened, and a strengthening of relationships with development partners resulted in the significant mobilization of cofinancing. ADB saw record high financing for a single project amounting to $50 million, contributed by the European Union and the Government of Australia, to facilitate analytical work and capacity development toward modernizing the education system in Indonesia.

The portfolio continued to achieve satisfactory ratings as a result of timely action on project implementation issues, and efficiency measures, such as the use of readiness filters. Knowledge work at various stages of operations was systemized to promote learning and innovation.

HIGHLIGHTS

- Sovereign and nonsovereign and grants reached $3.5 billion; technical assistance projects amounted to $35.9 million, 55% of which sought capacity development and provision of policy and advisory services at the country and regional levels; and cofinancing for loans, grants, and technical assistance projects sharply increased to $365 million.
- Country partnership strategies for Cambodia, Indonesia, the Lao People's Democratic Republic, the Philippines, and Viet Nam were under preparation to further align the project pipeline with Strategy 2020 and national priorities and to better monitor contributions to ADB's Results Framework and the Millennium Development Goals. A new partnership framework with Malaysia and with the ASEAN Secretariat was under preparation.
- Subregional cooperation and integration in the Greater Mekong Subregion, Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, and Indonesia–Malaysia–Thailand Growth Triangle was further strengthened to support connectivity and trade, making the countries more competitive. ADB facilitated project development and progress toward the establishment of the ASEAN Infrastructure Fund.
- Project processing and implementation continued to be strengthened. The use of project readiness filters increased to ensure quality at entry, and an internal quality control system to improve design and monitoring frameworks and measures to improve institutional efficiency were put in place. Portfolio performance was monitored closely.
- Dissemination of knowledge products and services generated from operations was systemized—as was access to them—to allow for effective use by ADB and its clients.

REGIONAL COOPERATION

ADB and the ASEAN Secretariat started preparations for a new memorandum of understanding for 2011–2015 on their partnership framework, focusing on connectivity, the integration of financial and capital markets, and environmental sustainability. ADB provided inputs to the Master Plan on ASEAN Connectivity launched during the 17th ASEAN Summit in October in Ha Noi, Viet Nam, and was featured in the master plan as the main development institution supporting subregional programs in Southeast Asia. ADB accelerated consultations with ASEAN member states on the establishment of an ASEAN Infrastructure Fund.

ADB continued supporting connectivity enhancement in the Greater Mekong Subregion (GMS) through projects to complete the transport base of economic corridors and by developing the Strategic Framework for Connecting GMS Railways, which is a significant step toward the achievement of an integrated GMS railway system. On the software side, a comprehensive Program of Actions for Transport and Trade Facilitation in the GMS, prepared with ADB assistance, was adopted. ADB helped develop strategic road maps for the second phases of the GMS programs for environment and agriculture. The preparation of a new GMS Strategic Framework for 2012–2022

Progress of the MDGs in Southeast Asia

- **Cambodia.** ADB is helping achieve Cambodia's Millennium Development Goal (MDG) targets in water and sanitation to increase service coverage of the rural population, where only 42% had an improved source of drinking water and less than 23% had access to latrines in 2008. The Tonle Sap Rural Water Supply and Sanitation Sector Project has provided about half a million people access to an improved source of drinking water and nearly a quarter of a million access to durable and hygienic latrines. Through the second phase of the project approved in 2009, a further 370,000 people will gain access to safe water and 290,000 will have improved sanitation by 2015. An integrated approach to water and sanitation will positively impact on public health.
- **Indonesia.** ADB is supporting government efforts to accelerate achievement of the MDGs through several projects. Progress on the MDG on safe drinking water and basic sanitation is being made through (i) the Community Water Services and Health Project, which is increasing access to safe water supply in rural areas; (ii) the Metropolitan Sanitation Management and Health Project, which will improve city sewerage systems and hygiene in poor neighborhoods of Medan and Yogyakarta; and (iii) the Urban Sanitation and Rural Infrastructure Support to the National Program for Community Empowerment (PNPM) Mandiri Project, set for approval in 2011, which will aim to bring better access to sanitation facilities for the poor. The Decentralized Health Services Project improved the provision of mother and child health care.
- **The Lao People's Democratic Republic.** ADB's assistance contributed to reaching the MDG target in primary education. The Basic Education (Girls) Project increased enrollment rates, especially among girls, through the building of classrooms, provision of grants to school children, and the recruitment and training of teachers who were deployed in remote and ethnic areas, and by promoting parents' awareness on the importance of education. The Second Education Quality Improvement Project also expanded access to education through the establishment of more than 400 schools and school cluster resource centers and by training more than 13,000 teachers.
- **The Philippines.** The Philippines' midterm progress on the MDGs shows a mixed picture. Substantial ground was covered in promoting gender equality but the target on poverty and hunger is unlikely to be achieved by 2015. ADB approved a $400 million loan to support expansion of the Philippines' conditional cash transfer program. The project provides direct financial support to 582,000 of the poorest families on the condition that they keep their children in school and ensure that children and pregnant women get regular health checkups in return for the cash grants.
- **Viet Nam.** The country's success in reducing poverty continues, from 58.1% of the population in 1993 to 14.5% in 2008. It is an early achiever in halving extreme poverty as measured by the number of people living on $1.25 or less a day. ADB has contributed to this progress through lending and non-lending operations, policy advice, and knowledge products that are improving infrastructure, accelerating rural development, providing better and more accessible education and health services, reforming the finance sector, and strengthening public administration.

also got under way. These strategic products were taken up at the 16th GMS Ministerial Conference in August in Ha Noi, Viet Nam. Initiatives to further improve coordination with development partners were also continued.

The Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA) made significant progress on project development. With continued relevance of the BIMP–EAGA Roadmap to Development, 2006–2010, the countries agreed to formulate an implementation blueprint for the next 5 years to realize the subregion's strategic goals.

Leaders of the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT) countries endorsed 10 priority connectivity projects worth $5.2 billion, which ADB helped identify. A midterm review of the IMT–GT Roadmap 2007–2011 and its business processes was completed.

KNOWLEDGE MANAGEMENT

ADB's Southeast Asia Department (SERD) introduced a knowledge management framework and action plan to rationalize and systemize its knowledge work. The framework recognizes the significant development knowledge work under way within its current cycle of operations. This includes more detailed country and sector analyses required to identify development needs and strategies; knowledge

Table 33 **Southeast Asia: Portfolio Performance Indicators for Sovereign Lending, 2009–2010**

Country	No. of Ongoing Loans (as of 31 Dec 2010)	Contract Awards/ Commitments[a] 2010 ($ million)	Contract Awards/ Commitments[a] 2009 ($ million)	Disbursements[a] 2010 ($ million)	Disbursements[a] 2009 ($ million)	Loans at Risk 2010 (%)	Loans at Risk 2009 (%)
Cambodia	21	44.3	30.8	53.5	61.1	–	6.3
Indonesia	30	890.8	721.9	965.8	732.7	10.0	10.0
Lao People's Democratic Republic	8	14.5	24.1	22.2	37.0	–	6.7
Philippines	9	13.1	1,314.1	31.1	1,317.5	–	–
Thailand	2	–	–	–	–	–	–
Viet Nam	55	610.2	1,782.0	406.7	1,093.4	7.3	2.3
Total	**125**	**1,572.8**	**3,873.1**	**1,479.3**	**3,241.7**	**5.6**	**5.2**

– = nil.
Note: Totals may not add up because of rounding.
a Includes closed loans that had contract awards or disbursements during the year.

Table 34 **Southeast Asia: Portfolio Performance Indicators for Grants from ADF and Special Funds Resources,[a] 2009–2010**

Country	No. of Ongoing Grants (as of 31 Dec 2010)	Contract Awards/ Commitments[a, b] 2010 ($ million)	Contract Awards/ Commitments[a, b] 2009 ($ million)	Disbursements[a, b] 2010 ($ million)	Disbursements[a, b] 2009 ($ million)	Grants at Risk 2010 (%)	Grants at Risk 2009 (%)
Cambodia	19	20.1	28.9	17.9	21.6	–	–
Indonesia	2	35.7	52.7	51.5	59.3	50.0	33.3
Lao People's Democratic Republic	19	40.6	49.4	35.3	33.0	–	–
Philippines	1	0.0	0.0	0.0	3.0	–	–
Thailand	–	–	–	–	–	–	–
Viet Nam	4	6.7	9.8	6.8	10.2	–	–
Total	**45**	**103.1**	**140.9**	**111.5**	**127.1**	**2.2**	**3.0**

– = nil, 0.0 = amount less than $50,000.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).
b Includes closed grants that had contract awards or disbursements during the year.

and analyses needed to design and prepare lending and non-lending products; knowledge that is transferred as part of project implementation and capacity development activities; and the lessons learned for future better practice from project evaluations carried out by developing member countries, SERD, and the Independent Evaluation Department. Steps were also taken to ensure that knowledge is better communicated through specific plans, initially through technical assistance.

PORTFOLIO MANAGEMENT

Measures to improve portfolio performance increasingly focused on addressing systemic issues affecting project implementation and on achieving results. These included intensified use of project readiness filters, regular country- and sector-based portfolio performance reviews, improved project implementation arrangements, strengthened staff capacity through training and mentoring, and rationalized project extensions based on their relevance and cost benefits.

There were 125 ongoing loans and 45 ongoing grant projects in the region. Contract awards reached $1.68 billion and disbursements totaled $1.59 billion. The technical assistance portfolio comprised 199 active projects, amounting to $357 million, of which 87% were rated *satisfactory*.

COUNTRY HIGHLIGHTS

Brunei Darussalam

Partnership priorities. Brunei Darussalam supported BIMP–EAGA ministerial and senior officials meetings, and national consultation meetings to firm up connectivity projects in the subregional priority pipeline; and the establishment of a subregional facility to develop projects under a public–private partnership modality.

Table 35a **Southeast Asia: Sovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR	ADF	Other Sources	Total
Cambodia	**–**	**160.8**	**36.8**	**197.6**
LOANS				
Financial Sector Development Program II (Subprogram 4)	–	10.0	–	10.0
Promoting Economic Diversification Program (Subprogram 2)	–	10.0	–	10.0
Public Financial Management for Rural Development Program (Subprogram 2)	–	10.0	–	10.0
Rural Roads Improvement	–	35.0	24.8	59.8
Water Resources Management Sector Development Program				
– Program Loan	–	20.0	–	20.0
– Project Loan	–	10.0	12.0	22.0
GRANTS				
Financial Sector Development Program II (Subprogram 4)	–	5.0	–	5.0
Greater Mekong Subregion Biodiversity Conservation Corridor	–	19.0	–	19.0
Promoting Economic Diversification Program (Subprogram 2)				
– Program Grant	–	9.0	–	9.0
– Project Grant	–	5.0	–	5.0
Public Financial Management for Rural Development Program (Subprogram 2)				
– Program Grant	–	10.0	–	10.0
– Project Grant	–	5.0	–	5.0
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	10.0	–	10.0
Water Resources Management Sector Development Program	–	2.8	–	2.8
Indonesia	**485.0**	**–**	**57.8**	**542.8**
LOANS				
Infrastructure Reform Sector Development Program (Subprogram 3)	200.0	–	–	200.0
Java–Bali Electricity Distribution Performance Improvement	50.0	–	50.0	100.0
Metropolitan Sanitation Management and Health	35.0	–	–	35.0
Sixth Development Policy Support Program	200.0	–	–	200.0
GRANTS				
Citarum Watershed Management and Biodiversity Conservation	–	–	3.8	3.8
Java–Bali Electricity Distribution Performance Improvement	–	–	1.0	1.0
Mount Merapi Disaster Response	–	–	3.0	3.0
Lao People's Democratic Republic	**–**	**151.6**	**49.9**	**201.5**
GRANTS				
Greater Mekong Subregion Biodiversity Conservation Corridor	–	20.0	–	20.0
Greater Mekong Subregion Northern Power Transmission	–	20.0	37.9	57.9
Northern and Central Regions Water Supply and Sanitation Sector (Supplementary)	–	6.6	–	6.6
Northern Greater Mekong Subregion Transport Network Improvement (Supplementary)	–	27.0	–	27.0
Northern Rural Infrastructure Development Sector	–	23.0	–	23.0
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	12.0	–	12.0
Second Northern Greater Mekong Subregion Transport Network Improvement	–	20.0	12.0	32.0
Strengthening Technical and Vocational Education and Training	–	23.0	–	23.0
Philippines	**600.0**	**–**	**–**	**600.0**
LOANS				
Financial Market Regulation and Intermediation Program (Subprogram 2)	200.0	–	–	200.0
Social Protection Support	400.0	–	–	400.0
Thailand	**300.0**	**–**	**–**	**300.0**
LOAN				
Capital Market Development Program	300.0	–	–	300.0
Viet Nam	**510.0**	**580.0**	**75.4**	**1,165.4**
LOANS				
Greater Mekong Subregion Ben Luc-Long Thanh Expressway Project – Tranche 1	350.0	–	–	350.0
Greater Mekong Subregion Biodiversity Conservation Corridor	–	30.0	–	30.0
Health Human Resources Sector Development Program				
– Project Loan	–	30.0	–	30.0
– Program Loan	–	30.0	–	30.0
Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program – Tranche 1	40.0	–	36.4	76.4
Second Greater Mekong Subregion Regional Communicable Diseases Control	–	27.0	–	27.0
Second Northern Greater Mekong Subregion Transport Network Improvement	–	75.0	–	75.0
Second Small and Medium-Sized Enterprises Development Program (Subprogram 1)	–	40.0	–	40.0
Skills Enhancement[b]	–	70.0	–	70.0
SOE Reform and Corporate Governance Facilitation Program – Tranche 1	120.0	10.0	–	130.0
Strengthening Water Management and Irrigation Systems Rehabilitation	–	100.0	28.0	128.0
Sustainable Rural Infrastructure Development Project in Northern Mountain Provinces[b]	–	108.0	–	108.0
Third Financial Sector Program (Subprogram 2)	–	60.0	–	60.0
GRANT				
Health Human Resources Sector Development Program	–	–	11.0	11.0
Total	1,895.0	892.4	219.8	3,007.2

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Totals may not add up because of rounding.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and multitranche financing facilities.
b Consists of two ADF loans.

Table 35b **Southeast Asia: Nonsovereign Approvals by Country,[a] 2010**
($ million)

Country	OCR			Cofinancing		Total
	Loans	Guarantees	Equity Investments	Project[b]	Commercial	
Indonesia	300.0	–	–	–	–	300.0
Housing Finance Program	300.0	–	–	–	–	300.0
Thailand	204.3	–	–	2.0	–	206.3
Bangchak Solar Power	134.3	–	–	–	–	134.3
Solar Power	70.0	–	–	2.0	–	72.0
Total	504.3	–	–	2.0	–	506.3

– = nil, OCR = ordinary capital resources.
a Excludes cofinancing for projects approved in previous years, technical assistance grants, and trade finance program.
b Includes nonsovereign grants.

Impact of operations. Following ADB's first reimbursable technical assistance to support the establishment of a strategy and action plan to develop the country's capital market, a follow-on technical assistance on public financial management (also on a reimbursable basis) was approved to enhance skills in fiscal management and improve the efficiency of government spending.

Cambodia

Partnership priorities. ADB's country operations business plan, 2010–2013, was fully aligned with the government's National Strategic Development Plan Update 2009–2013. The plan continued to support more inclusive and diversified economic growth and greater poverty reduction through more targeted interventions in agriculture and rural development, the private sector, governance and capacity development, and regional economic integration.

Impact of operations. The completed National Road No. 6 under the GMS Cambodia Road Improvement Project reduced travel time from 6 hours to 2 hours between the Thai border at Poipet to the tourism hub of Siem Reap. This led to an almost tripling of the number of foreign tourists traveling by this road. The Tonle Sap Rural Water Supply and Sanitation Sector Project expanded access to safe water and sanitation, resulting in better health and greater convenience, especially for women and girls.

Indonesia

Partnership priorities. ADB's strategic priorities were updated for better alignment with the government's medium-term development plan for 2010–2014. Its partnership priorities aimed to support poverty reduction through more rapid, more sustainable, and more inclusive economic growth. It focused on improved infrastructure, better management of natural resources, enhanced access to education, improved public financial management, and climate change mitigation and adaptation. A nonsovereign operation was prepared to develop energy efficiency financing.

Impact of operations. The Java–Bali Electricity Distribution Performance Improvement Project sought to mitigate the impact of climate change through raising energy efficiency. The government's National Program for Community Empowerment (PNPM), initiated in 2007 and supported by ADB, provided financing to more than 36,000 villages for building or upgrading more than 40,000 kilometers of rural roads and 9,000 bridges, 1,000 irrigation systems, 10,450 clean water supply units, and 4,822 sanitation units. ADB's support to upgrade urban slums assisted some 180,000 poor urban households in 32 cities. The Metropolitan Sanitation Management and Health Project will further provide 2.7 million people access to improved sanitation. The Sixth Development Policy Support Program continued reforms to improve the investment climate, strengthen public financial management and governance, and improve the access of the poor to public services.

The Lao People's Democratic Republic

Partnership priorities. The evaluation of ADB's assistance program for the Lao PDR for 2000 to 2009 concluded that assistance was successful, relevant, and effective. ADB's strategy and program for 2007–2011 remained relevant to the country's development context. Country and

Table 36 **Southeast Asia: Cumulative Lending and Disbursements by Country as of the end of 2010[a, b]**
($ million)

Country	Lending	Disbursements
Cambodia	1,167.8	904.0
Indonesia	26,492.5	20,220.7
Lao People's Democratic Republic	1,211.5	1,194.7
Malaysia	1,997.5	1,414.0
Myanmar	530.9	411.8
Philippines	12,428.9	9,821.0
Thailand	5,969.5	4,239.8
Viet Nam	9,285.0	4,158.7
Total	**59,083.6**	**42,364.7**

a Loan component of regional projects distributed to the countries whenever possible.
b Includes nonsovereign (public and private) sector loans specific to the region.

sector programming consultations with the government commenced to determine ADB's strategic focus to support the objectives of the new Seventh Five-Year National Socio-Economic Development Plan.

Impact of operations. The $1.2 billion Nam Theun 2 Hydropower Project started operation under a concession arrangement, generating revenues for the government amounting to $6 million in fiscal year (FY) 2009 and $10 million in FY2010 that were invested in education, health, environment, and rural infrastructure. The concession agreement stipulated that operations of the hydroelectric power plant will be turned over to the government, free of charge, at the end of 25 years.

Malaysia

Partnership priorities. Malaysia continued to firm up its partnership with ADB under the BIMP–EAGA and the IMT–GT, contributing projects to the fast-track pipeline of priority infrastructure projects in the subregion and collaborating on trade facilitation initiatives. Malaysia also worked closely with ADB to develop regional finance markets, including support to the Islamic Financial Services Board to foster international prudential standards and liquidity management for Islamic financing systems, and the ASEAN capital market integration implementation plan. With progress in these areas and the launching of the Tenth Malaysia Plan, Malaysia agreed to develop a country partnership with ADB.

Table 37 **Southeast Asia: Cumulative Grants Approved by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds	Cofinancing[a]	Total
Cambodia	255.7	–	90.3	346.0
Indonesia	–	307.0	108.0	415.0
Lao People's Democratic Republic	338.8	–	51.3	390.0
Malaysia	–	–	–	–
Myanmar	–	–	–	–
Philippines	–	3.0	32.7	35.7
Thailand	–	–	2.0	2.0
Viet Nam	45.6	–	104.5	150.1
Regional	–	–	10.1	10.1
Total	**640.1**	**310.0**	**398.8**	**1,348.9**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Excludes cofinancing not administered by ADB.

Table 38 **Southeast Asia: Cumulative Grant Disbursements by Country as of the end of 2010**
($ million)

Country	ADF	Other Special Funds[a]	Total
Cambodia	81.7	–	81.7
Indonesia	–	298.5	298.5
Lao People's Democratic Republic	85.6	–	85.6
Philippines	–	3.0	3.0
Thailand	–	–	–
Viet Nam	34.2	–	34.2
Regional	–	–	–
Total	**201.5**	**301.5**	**503.0**

– = nil, ADF = Asian Development Fund.
Note: Totals may not add up because of rounding.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Myanmar

Partnership priorities. ADB continued to monitor economic developments in Myanmar in coordination with the development partner community. ADB also facilitated support for the United Nations Development Programme to build statistical capacity. Myanmar participated in major GMS meetings and in some regional technical assistance projects. ADB's last loan project to Myanmar was approved in 1986 and its last technical assistance project was approved in 1987.

FIGURE 17 **Southeast Asia: ADB Lending by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Brunei Darussalam
Cambodia
95.0
71.7
Indonesia
785.0
2,184.2
Lao People's Democratic Republic
0.12
Malaysia
Myanmar
Philippines
600.0
1,176.1
Thailand
504.3
77.1
Viet Nam
1,090.0
1,925.9
0
500
1,000
1,500
2,000
2,500
2009
2010

FIGURE 18 **Southeast Asia: Grants Approved by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Brunei Darussalam
Cambodia
65.8
108.7
Indonesia
7.8
5.0
Lao People's Democratic Republic
151.6
126.6
Malaysia
Myanmar
Philippines
4.9
Thailand
2.0
Viet Nam
11.0
3.5
0
50
100
150
200
2009
2010

FIGURE 19 **Southeast Asia: ADB Loan Disbursements by Country, 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cambodia
53.5
61.1
Indonesia
1,079.8
739.9
Lao People's Democratic Republic
23.4
37.0
Malaysia
Myanmar
Philippines
114.1
1,317.5
Thailand
32.1
Viet Nam
406.7
1,118.4
0
200
400
600
800
1,000
1,200
1,400
2009
2010

FIGURE 20 **Southeast Asia: ADB Grant Disbursements by Country,[a] 2009–2010 (Sovereign and Nonsovereign)**
($ million)



Cambodia
17.9
21.6
Indonesia
51.5
59.3
Lao People's Democratic Republic
35.3
33.0
Malaysia
Myanmar
Philippines
3.0
Thailand
Viet Nam
6.8
10.2
0
40
80
120
160
2009
2010

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Environmental Knowledge Base Evolves

An ADB-supported information center has become a valuable resource for development planners

Government ministers in the Greater Mekong Subregion (GMS) are now able to map the results of a regional technical assistance program that has evolved into an important information tool for investment decision makers seeking environmentally sustainable growth.

In 2010, the first regional grant/loan program for scaling up investment in conservation areas was prepared using a user-friendly geographic information system-based Map Tool anchored to information provided by an Environment Operations Center (EOC) in Bangkok.

The EOC has its origins in the GMS Core Environment Program and Biodiversity Conservation Corridors Initiative (CEP-BCI), which began in 2006 as a technical assistance project to reconcile development pressures with the need to conserve the subregion's biodiversity and critical ecosystems.

The EOC serves as the technical secretariat to the Working Group on Environment. Over the years, it has developed capacity as an information and knowledge clearinghouse for environmental management in the GMS.

A range of CEP-BCI interventions has focused on reducing the environmental impact of economic corridors and enhancing positive impacts, such as the new livelihood opportunities that can be derived from linking development hubs with remote, impoverished areas.

The initiative has piloted innovative planning approaches to maintaining and restoring ecosystems affected by development. These have included involving local communities in adopting good land management regimes, piloting of revolving funds to improve rural livelihoods, and improvements in both government and civil society's ability to plan for sustainable development.

Knowledge and information generated through CEP-BCI activities have raised awareness of environmental issues and proved to be a valuable resource for planning and investment decision making in the GMS.



Villagers in Ratchaburi, Thailand, build a check dam

The Philippines

Partnership priorities. ADB and the government continued to emphasize fiscal consolidation, an improved investment climate, and the accelerated attainment of the MDGs. ADB, in close coordination with government, private sector, and civil society, initiated the preparation of a new country partnership strategy for 2011 to 2016 that will be aligned with the Philippine Development Plan for 2010 to 2016.

Impact of operations. ADB helped the government expand its social protection program, the *Pantawid Pamilyang Pilipino* Program, and associated sector reforms through the $400 million Social Protection Support Project, using experience from globally successful conditional cash transfer programs. The program will benefit more than half a million poor families. ADB also supported reforms in financial market regulation and intermediation encompassing the Securities and Exchange Commission, Insurance Commission, and the central bank's oversight of the finance sector, through a $200 million loan. ADB also supported the new government in improving the institutional framework for public–private partnerships.

Thailand

Partnership priorities. The country partnership strategy for 2007–2011 remained relevant despite the global economic crisis and domestic developments, with emphasis on infrastructure, capital market, and environmentally sustainable developments. Policy dialogue focused on capital market development, the promotion of public–private partnerships, and inclusive growth.

Developing the Policy Makers of the Future

Established in 2002, the Phnom Penh Plan has already helped train more than 1,600 GMS officials

The Phnom Penh Plan for Development Management (PPP), established in 2002, aims to develop leaders and change agents in the Greater Mekong Subregion (GMS) who are capable of shaping policies and implementing GMS programs and projects effectively.

Total funding for the PPP since 2003 amounts to $9.7 million, from ADB and the governments of the People's Republic of China, France, the Republic of Korea, and New Zealand. Thanks to this support, the PPP has become a core program for the GMS.

Implemented by a network of partners that targets GMS civil servants, the PPP has, to date, delivered 85 learning programs to 1,668 junior, mid-level, and senior GMS officials on development management, regional cooperation, and public policy. It also supports learning resource centers at the ADB resident missions in Cambodia and in the Lao People's Democratic Republic.

The PPP Fellowship Program is aimed at executive and leadership development of senior and mid-career civil servants, while its research program supports collaborative applied and policy-oriented studies on emerging issues among GMS institutions. PPP research grants are made to partner research institutions, universities, and think tanks in the subregion to enhance their capacity.

To promote the dissemination of knowledge, regular GMS dialogue and alumni meetings are supplemented by newsletters, websites, and networking events.



Preparing operational plans in Phnom Penh using a GANTT chart

Impact of operations. ADB's Capital Market Development Program supported reforms for an expanded, diversified, inclusive, and stable capital market leading to increased domestic financing of investments. An ADB technical assistance helped the government to address the enabling environment for mainstreaming public–private partnerships.

Viet Nam

Partnership priorities. ADB's country partnership strategy and operational programs continued to focus on economic growth, social development, and environmental management. ADB's engagement achieved these priorities by developing infrastructure, such as road transport networks, urban mass transit systems, water management and irrigation, and rural infrastructure. The promotion of small and medium-sized enterprises, a strengthened financial system (including the capital market), improvements to efficiency in public administration and governance, and enhancements to technical and vocational training helped achieve these goals, as did supporting policy reform in health workforce management and financing, and fostering regional cooperation and integration.

Impact of operations. ADB, in collaboration with development partners, helped accelerate project startup and implementation through harmonized feasibility study requirements, guidelines for environmental assessment, resettlement and cost norms, and monitoring tools. ADB's Third Financial Sector Program Cluster, approved in 2007, contributed to creating a more diversified, deeper, and resilient sector. The second subprogram loan under the cluster expanded reforms in the finance sector by developing the securities and bond markets. It also increased transparency and strengthened legal, regulatory, and enforcement frameworks. The program helped sustain high economic growth during the financial crisis in 2008 and 2009, which averaged about 6% and had increased to almost 7% in 2010. It also reduced the vulnerability of families falling into poverty because of the financial crisis.

CHAPTER 12

NONSOVEREIGN OPERATIONS



Private sector investment is a primary engine of economic growth. In 2010, ADB's private sector operations became increasingly active in promoting environmentally sustainable growth through clean energy projects and funds. By the end of the year, the value of the nonsovereign portfolio of loans, equity investments, and guarantees had reached $5.3 billion.

By catalyzing private investments and lending, ADB mobilizes substantial resources for development. Its support for innovative and replicable private sector projects aims to promote broad-based, inclusive growth, maximizing development impact and enhancing the transfer of knowledge.

ADB's assistance to private sector entities and/or state-owned enterprises is provided through several channels: loans without sovereign guarantees, equity investments, credit enhancement products, and B-loans (see Glossary), where ADB acts as the arranger of a complete financing package for a project in which local and international commercial banks and other financial institutions participate. Companies receiving assistance benefit both from the funds and from the expertise and guidance of the ADB team.

ADB's nonsovereign operations are integral to the objectives of Strategy 2020, which aim to scale up private sector development and private sector operations in all operational areas, targeting 50% of annual operations by 2020.

The number of developing member countries which were assisted with nonsovereign projects has more than doubled in the last decade, from 10 in 2000 to 23 in 2010.

Support for the MDGs through Private Sector Operations

- The development impact of ADB's private sector operations emanates from the broader links between infrastructure and finance sector development, economic growth, and poverty reduction. In this way, all of ADB's assistance to the private sector helps advance, directly or indirectly, progress toward eradicating extreme poverty and hunger (Millennium Development Goal [MDG] 1).
- To ensure environmental sustainability (MDG 7), ADB seeks to set high standards on environmental and social practices in the projects it finances. An environmental and social management system is required for all private equity funds and financial intermediaries receiving ADB assistance. Compliance with ADB environmental and social safeguards is ensured for infrastructure projects. The private sector portfolio also includes investments in water and wastewater projects that directly contribute to achieving MDG 7. For example, the Songhua River Basin Water Pollution Control and Management Project, approved in 2010, will provide basic sanitation services to 2 million households in the north of the People's Republic of China.
- The private sector is specifically mentioned in developing global partnerships (MDG 8) by making available the benefits of information and communication technologies. ADB's private sector operations help achieve this target by investing in various telecommunications projects in Afghanistan, Bangladesh, and Papua New Guinea. MDG 8 also has targets addressing the needs of landlocked countries—to which ADB's support for projects like the Zvartnots Airport in Armenia contributes directly.

PRIVATE SECTOR OPERATIONS

Private sector operations accounted for the largest part of ADB's nonsovereign operations, with loans of $1,053 million, equity investments of $243 million, guarantees of $300 million, $320 million in B-loans, and a $2 million grant in 2010.

Private sector operations are fully aligned with Strategy 2020's three development agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. In supporting inclusive economic growth, ADB's private sector operations are active in infrastructure and financial and capital market operations (involving banks, non-bank financial institutions, and private equity funds).

To support environmentally sustainable growth, ADB is increasingly active in assisting clean energy projects and funds. Approvals in 2010 included six projects related to renewable energy, amounting to $523 million and representing 27% of the total. One example is ADB's growing role in regional clean energy funds, described in more detail on page 96. ADB encourages regional integration directly through the Trade Finance Program, which supported 440 intra-regional transactions, with 88% of the deals backing trade between two developing member countries (See page 97).

Recently, private sector operations have increasingly focused on countries eligible for concessionary finance under the Asian Development Fund, and on more challenging

First Private Loan in Pacific Broadens Communications

An ADB project in Papua New Guinea is making affordable phone services available to a quarter of the population

A $25 million loan to Digicel Ltd. in Papua New Guinea, approved in September 2009, marked ADB's first private sector infrastructure project in the Pacific, a frontier region that lags far behind much of the rest of Asia for want of investment in key sectors of the economy.

Digicel is using the loan to expand and improve its mobile phone network, with the aim of making available high quality, affordable mobile telecommunications services to 25% of the 7 million strong population by 2011. By adding switches, upgrading its billing system, and expanding its network coverage to 500 sites from the previous 400, mostly in rural areas, Digicel is connecting peoples and communities that have had no access to telecommunications.

For an island nation like Papua New Guinea, phone connections will contribute to more efficient delivery of services; for instance, natural disaster alerts can be disseminated faster, improving public safety. There will also be more school days in the highlands as teachers need not take time off to trek for days to banks to confirm if their wages have been paid.

The project also provides employee training and development, and offers business opportunities to staff, dealers, and contractors in underdeveloped areas in the country. By engaging ADB, Digicel is ensuring best practice in corporate governance and social responsibility, including the monitoring of social and environmental safeguards. Meanwhile, ADB's support encourages similar good practices among other firms, and catalyzes commercial lending to the broader private sector.

Digicel's expanded operations will yield about $90 million in license fees and corporate income taxes over 10 years, providing crucial revenue for the government to engage in other development initiatives.



In Papua New Guinea, phones will contribute to more efficient service delivery

sectors across all developing member countries. For example, ADB approved its first infrastructure investment in Armenia, as well as a loan for the first commercial solar power plant in Thailand, and implemented its first private sector infrastructure project in the Pacific. (See story above.)

ADB also introduced new programs partnering with private financial institutions to extend its reach to microfinance borrowers and to homeowners. In 2010, ADB produced its first development effectiveness report for private sector operations. The report is the first of an annual series evaluating how successfully ADB's assistance to the private sector has promoted its development agenda. (See page 93 for more information about how private sector operations contribute to achieving the MDGs.)

By the end of 2010, the private sector portfolio reached $5.3 billion, consisting of $2.9 billion in direct loans, $1.3 billion in equity investments, and $1.0 billion in guarantees. The average project size was $76 million over 18 projects (excluding the Housing Finance Facility and the Microfinance Risk Participation Program approved in 2010).

Two main objectives of private sector operations are to create projects that can be replicated in different settings and to catalyze additional private investment. Both aims depend on transfers of knowledge and information to investors. By leveraging its experience in innovative projects, ADB reduces uncertainties about new business practices, technologies, geographies, or sectors. Accordingly, approvals in 2010 included two follow-on projects that leveraged knowledge



The Meihekou City water treatment plant in the People's Republic of China. ADB sets high standards in financing such projects

A Catalyst for Clean Energy Investment

ADB provides early equity support to funds investing in alternatives to fossil fuels

Just a few years ago, the investment community paid scant attention to clean energy companies and projects combating the effects of climate change. Today, it is a sector of great interest for private equity funds seeking returns for investors, and ADB has played a part in highlighting the opportunities it represents.

Recognizing its key role as a catalyst in a market with potential for supporting environmentally sustainable development, in 2007, ADB allocated $100 million for investment in clean energy funds. It invited fund managers to create funds with investment strategies aligned with ADB's goal of promoting alternatives to coal, oil, and gas to fuel Asian growth.

By the end of 2009, two funds were operational. ADB put $20 million into the $228 million China Environment Fund III, managed by Beijing-based Tsing Capital, and invested in the $54 million Asia Clean Energy Fund managed by the Republic of Korea's GS Group. Like any private equity investor, ADB takes cash returns from the funds' investments.

By the end of 2010, another ADB-supported fund, the South Asia Clean Energy Fund, achieved first closing, raising a total of $57.62 million in equity and debt commitments.

As a development institution, ADB is in a unique position to shine a light on markets, giving commercial investors encouragement to enter. It has also established numerous other initiatives and created funds to increase knowledge and investments that will help countries achieve energy security and a low-carbon growth path.

ADB committed $1.56 billion to clean energy projects in 2010, up from $230 million in 2003. Its target is for annual investments of $2 billion by 2013.

With $6 trillion of new energy infrastructure needed to meet an expected doubling of energy demand in Asia between 2006 and 2030, increasing investments that make possible the aggressive adoption of renewable energy and energy-efficient technologies across the region—and mitigate the effect of higher fossil fuel consumption—is crucial. By helping draw in private equity capital, ADB plays a small but significant role.



ADB aims to promote alternatives to coal, oil, and gas

gleaned from previous interventions. Knowledge transfers are also promoted through advisory support. For example, each of ADB's investments in private equity funds (accounting for 5% of the value of total private sector approvals) incorporated an environmental and social management system (ESMS). Technical assistance of $250,000 was also approved to increase the use of ESMS in private sector financial institutions. Programmatic approaches for microfinance and housing finance (29% of total approvals) will disseminate good practices for credit analysis in these sectors.

In general, ADB's private sector policy restricts direct funding to a maximum of 25% of any project's total cost. Cofinancing is, therefore, a very important instrument for ADB to maximize support to the private sector. ADB applied its cofinancing instruments to mobilize cofinancing with a variety of partners, catalyzing $320 million of B-loans for three projects with an aggregate cost of $1.8 billion.

The total financing mobilized by ADB's private sector investments ranged from a factor of 1.6 to 17 times the amount of its own funding. In infrastructure, the total estimated project cost of private sector projects was approximately four times ADB's funded participation. The total target size of equity funds was 8.7 times ADB's approved investment, and total trade supported by the Trade Finance Program was 2.3 times the amount of loans and guarantees provided under the program.

NONSOVEREIGN PUBLIC SECTOR OPERATIONS

Since September 2005, ADB has provided lending without sovereign guarantee to public sector entities that are structurally separate from the sovereign or central government. These entities include state-owned enterprises, government agencies, municipalities, and local government units.

Such public nonsovereign operations continued to expand in 2010, consistent with the region's growing opportunities for public–private partnerships and local government financing.

ADB contributed $130 million (19% of total capital) to establish the Credit Guarantee and Investment Facility (CGIF), a trust fund of ADB jointly owned with the governments of the Association of Southeast Asian Nations and the People's Republic of China, Japan, and the Republic of Korea (ASEAN+3).

The facility is expected to support the development of the bond markets in ASEAN+3 and promote the resilience of finance sectors in the region. ASEAN+3 and ADB have collaborated and coordinated policy while preparing the CGIF, promoting harmonization of standards and practices for bond issuance within ASEAN+3 and paving the way for regional financial market integration.

The South Asia Department processed a $50 million loan and $250 million guarantee to improve the funding environment for micro, small, and medium-sized enterprises. The facility helps Indian public sector banks raise medium- to long-term funds in international capital markets through loans or bonds backed by ADB guarantees.

The South Asia Department is also collaborating closely with the Government of India on a number of nonsovereign/public–private partnership-enabling projects in various sectors, including transport, water, and power. The Central and West Asia Department is exploring several initiatives to establish legal and regulatory frameworks to attract nonsovereign equity and debt financing for infrastructure, and on developing public–private partnerships.

The East Asia Department processed a nonsovereign loan of $34 million to support a large-scale 100-megawatt wind power project in the People's Republic of China, furthering the country's efforts to develop renewable energy and combat climate change. The Southeast Asia Department negotiated nonsovereign loans with banks in Viet Nam and Indonesia to help small and medium-sized enterprises and exporters gain access to new financial products, helping to increase export competitiveness and create jobs. In Indonesia, the Southeast Asia Department aims to assist the development of energy efficiency financing, providing exporting manufacturers access to technologies to reduce their carbon footprint. In the Pacific, ADB is creating an enabling environment for microfinance, rural finance institutions, and small and medium-sized enterprises through the Pacific Department's Private Sector Development Initiative and technical assistance.

Trade Finance Program

ADB's ongoing Trade Finance Program (TFP) provides guarantees and loans through banks in support of trade. In 2010, the TFP supported almost $2.8 billion in trade, $1.5 billion of which was cofinancing from commercial banks in TFP transactions. The TFP supported 783 transactions and over 270 SMEs in the year. Over 440 transactions supported intraregional trade, 386 of which supported trade between developing member countries (DMCs). While the TFP operated in 14 DMCs in 2010, its five most active markets were Bangladesh, Viet Nam, Pakistan, Sri Lanka, and Nepal, respectively.

(in $ million)

	2010	2009
TFP Exposure	$1,223.27[1]	$ 633.11
Cofinance in TFP	$1,541.89	$1,263.10
Total TFP Support	$2,765.16	$1,896.21

1 This figure represents the cumulative exposure assumed by the Trade Finance Program (TFP) over the course of 2010. The $1 billion TFP limit approved by the Board in previous years (including the $850 million approval of 31 March 2009) represents the maximum exposure TFP can assume at any point in time. This limit has never been breached. Because maturities under TFP transactions tend to be short—average maturity in 2010 was 127 days—TFP exposure can revolve (be re-used) within a year. This explains how TFP's exposure in the course of 2010 was greater than its $1 billion limit without actually breaching the limit at any point in time.

CHAPTER 13

GENERATING AND SHARING KNOWLEDGE



ADB's knowledge solutions made a real, practical contribution in 2010 to inclusive economic growth, environmentally sustainable growth, and regional integration in developing member countries. Through regional forums, an expanded online presence, and other publications, ADB was able to spread information and offer its expertise. Strategy 2020 committed ADB to playing an even bigger role in disseminating knowledge in the future.

Knowledge is a powerful catalyst for propelling development forward and enhancing its effects. Recognizing this, Strategy 2020 committed ADB to playing a bigger part in putting knowledge solutions to work for inclusive economic growth, environmentally sustainable growth, and regional integration in the Asia and Pacific region.

In 2010, to further Strategy 2020's complementary agendas, the Asian Development Bank Institute (ADBI), the Economics and Research Department, the Office of Regional Economic Integration, and the Regional and Sustainable Development Department designed and transferred knowledge solutions with immediate effects and catalytic outcomes in ADB's developing member countries. They were joined by regional departments and 13 Communities of Practice.

INCLUSIVE ECONOMIC GROWTH

Aiming for inclusive economic growth means fostering sustainable opportunities while ensuring broader and equitable access. To this end, ADB continued initiatives to expand human capacity and mitigate extreme inequalities; for example, in education, health, and social protection. Likewise, it promoted infrastructure investments that achieve sustainable economic progress, connect the poor to markets, and increase their access to productive assets.

ADB's flagship publication, *Asian Development Outlook 2010*, tracked the resilience of developing Asia through the recent economic crisis and forecast a strong recovery in the next 2 years. It also discussed the region's challenge to adjust monetary, fiscal, and exchange rate policies to foster macroeconomic stability and sustained growth. The *Asian Development Outlook 2010 Update* identified threats to the region's otherwise sunny short-term horizon. Combined, these publications were viewed online over 133,000 times and cited by the media over 500 times, strengthening ADB's reputation as a source of information and policy analysis.

Another flagship publication, *Key Indicators for Asia and the Pacific 2010*, went beyond providing the latest statistics. A special chapter examined the impacts on growth of a rapidly expanding middle class in the region, stressing that many people in this category with incomes just above poverty levels are still vulnerable to external shock-induced relapses into poverty. The publication, viewed online over 73,000 times, asserted that policies encouraging the creation of more well-paid jobs and advanced education and health care can prevent the return to poverty.

A major study, *Rebalancing for Sustainable Growth: Asia's Postcrisis Challenge*, identified structural issues and policies that can help Asian policy makers raise domestic and regional demand, thereby reducing dependence on exports to developed economies and creating a basis for sustainable long-term growth. The recommendations provided background for a report by the Asian Policy Forum (with the support of ADBI) entitled *Policy Recommendations to Secure Balanced and Sustainable Growth in Asia*. Published in October, it was submitted to the G20; Asia-Pacific Economic Cooperation; Association of Southeast Asian Nations and the People's Republic of China, Japan, and the Republic of Korea (ASEAN+3); and East Asia Summit meetings.

ADB also organized the *Regional Forum on Impact of the Global Economic and Financial Crisis* series to explore initiatives to address the crisis at the country, subregional, and regional levels. The Third Forum, held in Manila in November, gathered finance ministers, central bank governors, and government officials, and concluded that developing Asia and the Pacific should implement macroeconomic and regulatory policies that sustain recovery and make their economies more resilient to crises. Also highlighted was the imperative for better policy coordination.

To promote inclusive education, the *Focus on Education* series added four key publications. These discussed the means to address various forms of exclusion from education, explored ways to enhance the role of the private sector, and showcased Sri Lanka's success with technical and vocational education and training.

To develop governments' capacity to address the needs of the poor and vulnerable, ADB implemented technical assistance grants that expanded conditional cash transfers to poor households in the Philippines; sustained essential

ADB continued initiatives to expand human capacity and mitigate extreme inequalities

expenditures on social services and protection in Georgia; and alleviated the impacts of the recent economic crisis on vulnerable individuals in the Cook Islands, the Marshall Islands, and Tonga. Work on improving capacities to diagnose constraints to inclusive economic growth and improve development planning also expanded to Bhutan, Indonesia, and Papua New Guinea. The report, *Indonesia: Critical Development Constraints*, was launched while work in the two other countries is ongoing. The Government of Indonesia expects the report to be a key input in its dialogue with development partners.

ENVIRONMENTALLY SUSTAINABLE GROWTH

Given that many of the poor depend on natural resources for livelihoods, only growth that is environmentally sustainable can eliminate poverty. To make this happen, ADB supported the use of environmentally friendly technologies, the adoption of environmental safeguards, and development of institutional capacities to strengthen their enforcement.

A key publication, *Preview of Green Growth, Resources and Resilience*, was presented at the Sixth Ministerial Conference on Environment and Development in Asia and the Pacific. This publication identified key priorities, policy bottlenecks, and quick wins, while pinpointing issues on which the region can lead the quest for greener, more inclusive, and resilient growth.

The year also saw ADB's experts increasingly tapped by global authorities to provide critical inputs. For instance, members of the Energy Community of Practice were asked by the International Energy Agency and World Energy Council for inputs on key knowledge products, such as the *World Energy Outlook 2010*.

The Greater Mekong Subregion (GMS) received support from the Bangkok-based and ADB-supported Environment Operations Center. The center has its origins in the GMS Core Environment Program and Biodiversity Conservation Corridors Initiative to reconcile development pressures with the need to conserve the subregion's biodiversity and critical ecosystems. Efforts to build inhouse capacity continued.

ADB pursued information dissemination and public outreach for the climate change conference in Cancun, Mexico. ADB raised awareness in the region about climate change and the conference through media tours and an interactive page on its website. At the conference, it helped draw attention to the innovative work being done in Asia and the Pacific, and ADB's catalytic role. This included presentations on mainstreaming climate change considerations into national development strategies across the region, support for renewable energy mapping and climate resilience in Tajikistan and other Central and West Asian countries, the promotion of sustainable transport, and scaling up international climate finance.

REGIONAL INTEGRATION

Regional cooperation and integration (RCI) has vast potential for accelerating economic growth, reducing disparities, raising productivity and employment, and strengthening institutions.

To further integrate RCI into its operations, ADB supported regional and subregional cooperation programs, helped develop cross-border infrastructure, advanced trade and investment, promoted monetary and financial initiatives, and encouraged cooperation in regional public goods. The Phnom Penh Plan for Development Management, established in 2002, continued to support the GMS regional cooperation initiative by developing the capacity of leaders and key change agents to shape policies and implement GMS programs and projects.

An important knowledge product supporting these efforts was the *Institutions for Regional Integration: Toward an Asian Economic Community*. Serving as the final installment in the trilogy of studies on Asian economic integration, this identified gaps in the process of institution building, drew lessons from regional comparisons, and recommended steps to strengthen RCI toward creating an Asian economic community. Consultations in Asia, Europe, and the United States generated rich discussion among key policy makers, think tanks, and civil society.

A book, entitled *Infrastructure for a Seamless Asia*, consisting mainly of ADBI working papers, analyzed major challenges in developing regional infrastructure


Green school for Bhutan

Online tools are supporting ADB's regional integration activities

and recommended actions to address them. It received strong attention from senior policy makers, academics, researchers, and media. Senior policy makers and international institutes continue to quote this study's estimates on infrastructure needs. Examples in 2010 are the APEC Finance Ministers' Growth Strategy Report to the Leaders, Kyoto; UNESCAP Chairperson's Summary of the High-level Consultation on Perspectives from Asia and the Pacific on the G20 Seoul Summit, Bangkok; the speech of the First Deputy Managing Director, International Monetary Fund, Ha Noi; and *OECD Southeast Asian Economic Outlook*. ADB is working to put into place the recommendations from the study, such as the establishment of the Asia Infrastructure Fund and the Pan-Asia Infrastructure Forum.

RCI has been evolving slowly in the Pacific. Today, regionalism is led by the Pacific Plan drafted by the Pacific Islands Forum Secretariat. In 2010, ADB analyses helped implement the plan. ADB also helped expand more cost-effective regional public services, such as the Pacific Aviation Safety Office, the Private Sector Development Initiative, the Pacific Regional Infrastructure Facility, and more.

Online information and collaboration tools buttressed ADB's activities for regional integration, among them the AsianBondsOnline (ABO) website and the Asia Regional Integration Center (ARIC) website.

The ABO website—an initiative of ASEAN+3 Finance Ministers—evolved from an information site on local-currency sovereign bonds to a one-stop facility for bond market participants with data, analysis, and original content on bond market developments in emerging East Asia. In 2010, ABO expanded coverage to include corporate bonds. The website's popularity among investors has soared in recent years.

The ARIC website continues to serve as a knowledge and information portal on RCI. It contains databases of integration indicators, free trade agreements, and climate change commitments. It also offers economic and financial data; economic reports, such as the *Asia Economic Monitor*; policy research; and daily summaries of financial markets.

For more information on knowledge products on economic growth, environmentally sustainable growth, and regional integration in the Asia and Pacific region, read Appendix 14 of this report.

CHAPTER 14

FINANCE AND ADMINISTRATION



ADB continued to reprioritize staff development programs and build its people's skills in 2010. A new employee grading system was approved. The addition of more staffing resources will strengthen resident missions and project quality, help to expand private sector operations, and enhance knowledge management. ADB is also streamlining and upgrading its business processes, compensation and benefits schemes, administrative services, and information technology (IT) systems.

HUMAN RESOURCES

Having motivated and talented people working in a supportive environment remains a prime goal for ADB, as the approval in January of a new people engagement strategy and other human resources initiatives attest. Key themes in ADB's human resources initiatives continue to be diversity, gender equality, and inclusiveness.

New staff grading system. A new staff grading system was approved in 2010, placing staff into three categories: International Staff (levels 1–10), National Staff (levels 1–7), and Administrative Staff (levels 1–7). The system appropriately recognizes and acknowledges differences in roles, qualifications, and skills sets. Other key features of the new grading are the level complement system and the job band mechanism, which together were designed to support career progression of national and administrative staff. A new job title framework was also developed to align titles according to core operational and functional areas of Strategy 2020 and to reflect more succinctly the roles and functions of staff positions.

Staff development. ADB continued to reprioritize staff development programs and to collaborate with internal and external partners to enable staff to acquire skills needed to implement operational programs. Through these partnerships, programs in four areas were revamped: ADB-specific business model and procedures; sector, thematic, and country; management and leadership development; and the values that ADB espouses as an institution. As a result, staff members at headquarters and field offices were offered 129 training programs with 2,661 staff members participating in 671 learning sessions.

STAFFING

Additional staffing requirements in 2011. Validation of the workforce plan in 2010 resulted in the approval of 160 new positions for 2011, including 46 international staff, 59 national staff, and 55 administrative positions. These additional staffing resources were agreed to strengthen ADB's capacity in resident mission operations; enhance project quality; promote private sector development, private sector operations, and risk management; and upgrade knowledge management.

2010 staffing. ADB's staff as of 31 December 2010 totaled 2,833 from 59 of its 67 members: 6 members of Management, and 1,024 international and 1,803 national and administrative staff, of whom 565 (about 19.9%) were in field offices. Appointments and departures numbered 148 and 51 among international staff and 210 and 77 among national and administrative staff. There were no departures from Management staff, but one vice-president joined in 2010. Women accounted for 29.1% of the international staff.

ORGANIZATIONAL AND BUSINESS PROCESS REVIEW

Creation of a new vice-president office for private sector and cofinancing operations. A fifth vice-presidency was created in 2010 to support expanding private sector operations and fund mobilization.

Optimization of internal organization and span of control. Following significant staff increases in operations departments, a review of the span of control of directors and country directors across ADB in 2010 concluded that, in some areas, directors were supervising too many staff or weakly related sector or thematic boundaries. The review resulted in the creation of four additional operations divisions and the establishment of four new deputy country directors, all of which will become effective in 2011. The deputy country director positions will strengthen the management structure and increase efficiency in the resident missions in the People's Republic of China, India, Pakistan, and Viet Nam.

ADB's staff as of 31 December 2010 totaled 2,833 from 59 of its 67 members: 6 members of Management, and 1,024 international and 1,803 national and administrative staff

Strengthening resident mission operations. The institutional and management structure of resident missions continued to be strengthened to support project quality and an expansion in operations through (i) delineating more clearly their three core functions—country economics, strategy, and programming; country operations; and finance and administration; (ii) establishing and/or formalizing deputy country director positions, particularly for larger resident missions; and (iii) firming up the resident mission management team concept.

Organization review of support departments. Independent consultants conducted a review of the Controller and IT departments to streamline processes, enhance efficiencies, and strengthen governance. The consultants issued their report in November 2010. Management is formulating plans to address the recommendations and start implementing them early in 2011.

COMPENSATION AND BENEFITS

The Comprehensive Review of International Staff Salaries and Benefits was undertaken, with recommendations submitted to the Board of Directors in November. The Board approved the retention of the market-based approach and adoption of changes to the international staff compensation methodology, such as flexibility in determining the overall average increase to achieve full parity with the market by 2015 (prioritizing levels 1–6), suspension of the bonus scheme until 2015, reallocation of the bonus pool to salary increases to reward individual performance with more differentiation, and introduction of team rewards and spot awards.

A 1.7% weighted average increase in the salary structure and a 3.3% salary increase for international staff were approved. With the reallocated bonus pool, the total average salary increase is 4.3%. Based on the new grading system, a 3.9% weighted average increase in salary structure and a 7.6% salary increase were approved for national staff and administrative staff at headquarters. A 10% average salary increase for national and administrative staff in field offices is being considered. The new grading system, salary structures, and salary increases are effective from 1 January 2011.

With the endorsement of the Pension Committee, Management approved ADB's additional contribution of $63.147 million to the Staff Retirement Plan for the plan year 1 October 2009 to 30 September 2010. This is to partially reduce the plan's unfunded past service liability and potentially reduce the revealed contribution rate for the Staff Retirement Plan in future years.

INTERNAL ADMINISTRATIVE EXPENSES

Internal administrative expenses totaled $430.57 million including the administrative expenses for Independent Evaluation Department (IED) of $8.22 million, compared to the budget of $439.49 million (including the budget for IED of $8.36 million). Of the total savings of $8.92 million, about 1.82% of the 2010 internal administrative expenses budget amounting to $8.0 million is being carried forward to 2011. An overrun of $0.51 million under the Board of Governors mainly to support the host government (Uzbekistan) in providing logistics to the 43rd annual meeting was met through reallocation from the general contingency, while overruns in certain budget items in the operational and administrative expenses budget categories were fully met through inter-item transfers or reallocations within the same budget categories. Savings in the operational expenses budget category were mainly attributed to lower-than-budgeted utilization for (i) benefits items such as medical insurance, education assistance and severance pay, and (ii) other expenses such as relocation, staff consultants, and business travel. These savings were partly offset by overruns in staff benefits, mainly because of additional contribution to the staff retirement fund to meet increasing funding requirements, rental subsidy, special allowances to staff in field offices and increased staff development program. The savings in the administrative expenses were realized due to lower-than budgeted utilization for communications, office supplies, equipment, maintenance and support, insurance, and miscellaneous expenses. These savings were partly offset by overruns in contractual services largely for information technology services, and in depreciation, primarily because of completion of various IT projects under the Information System and Technology Strategy, Phase II, completion of various subprojects under the rehabilitation of HQ building



ADB has continued to reprioritize development programs to help staff acquire necessary skills

and enhancement of security, and technology and automation systems, for which depreciation began in 2010.

The internal administrative expenses budget for 2011 is $496.35 million, including a general contingency of 1% ($4.99 million) and after deducting $7.21 million of service charges estimated to be recoverable from administrating trust funds of multilateral and bilateral institutions. The increase of $56.90 million or 12.9% over the 2010 budget reflects a price increase of 4.9% and a volume growth of 8%. The 2011 net IAE budget of $496.35 million consists of $8.95 million for IED and $487.40 million for ADB excluding IED.

In addition to internal administrative expenses, the 2011 budget also includes an annual capital budget of $6.97 million, mainly to fund cyclical capital expenditures for headquarters and field offices.

ADMINISTRATIVE SERVICES

During 2010, the Office of Administrative Services (OAS) focused on meeting the needs of an expanding bank. Additional office space was created in the headquarters and Joy~Nostalg building, which now accommodates 112 staff. In addition, OAS renovated the cafeteria and built a mezzanine floor, renovated the exterior of the building and fire management system, and began construction of a multistory car park.

OAS initiated the green building (Leadership in Energy and Environmental Design) certification from the US Green Building Council, introduced three hybrid vehicles, built a rainwater harvesting facility, and laid the groundwork to generate solar energy at headquarters.

OAS enhanced its information management role through iLink products and information access to communities of practice through mobile and Google map-based applications. The Library Services Steering Committee (2010–2012) was reconvened to formulate user-driven action plans. The function of the information coordinators was expanded to include private sector research.

OAS launched the ADB EmergencyAlert communication tool and the community warden system to better respond to emergencies; formed the interdepartmental Security Advisory Group; supported field office security; strengthened business continuity procedures; enhanced its community relations program through equipment donations; and continued the rollout of eTrip, the online mission travel booking tool.

OAS also reviewed its internal business processes to streamline critical processes and continued to automate asset inventory and monitoring. Partnership with service providers was enhanced through management workshops and client orientation training to strengthen contract management and improve service delivery.

INFORMATION SYSTEMS AND TECHNOLOGY

In line with targeted completion of the Information Systems and Technology Strategy (ISTS II) in December 2011, major projects were finished in 2010 on ADB operations and integrated services covering project and portfolio management for sovereign operations, internal travel, consulting, and procurement systems. The ADB portal was completed, and several departmental websites were given a single look and feel.

Despite an increase in disbursement transaction volume of 16%, the average disbursement processing time was reduced by 5% in 2010

Enterprise architecture was established to provide a solid foundation for ADB's IT systems. Several obsolete systems were replaced with standard Oracle enterprise resource planning platforms, and in preparation for the integrated applications being rolled out for ISTS II, new telecommunications technology was put in place to increase bandwidth connectivity with field offices, network security was strengthened, and server capacity and data storage increased. ADB is also expanding the use of videoconferencing.

The IT department participated to successfully obtain SOX Attestation over internal controls by external auditors. This exercise has been embedded into IT to sustain ADB's continuing commitment to standards and compliance. The IT governance model was strengthened along with the implementation of a comprehensive project management framework to further align IT to business requirements, following international IT standards.

Completion of several other infrastructure projects took account of growing demand for access to IT and requirements to expand services within cost constraints. Upgrades were completed on office automation software and e-mail services. Mobile computing made e-mail access available for most staff regardless of location, while the Office of Information Systems and Technology (OIST) extended services to a 12-hour window for headquarters and field offices and will progress to 24/7 service and support.

LOAN, GRANT, AND TECHNICAL ASSISTANCE DISBURSEMENTS, AND ACCOUNTING

The Controller's Department (CTL) continued to streamline its business processes in the area of loan, grant, and technical assistance disbursements, and accounting, improving both its services to external and internal clients, and its efficiency in carrying out its functions. It has actively contributed to and implemented the recommendations and revisions from ADB's *Streamlined Business Processes (SBP) 2010* initiative, in support of ADB's goal of *Better and Faster Loan Delivery.*

The implementation of the revisions has resulted in increased coordination and interaction with the various

departments during the project processing stage to further enhance one of CTL's most critical functions: ensuring higher quality project design in the areas of fiduciary control, and use of the most efficient and effective financing and disbursement arrangements for the project.

Enhancements and revisions to CTL's Service Level Standards (SLS) for Disbursement Processing (introduced in 2009), along with a series of process streamlining measures in its disbursement operations, has helped the department to manage ADB's continually expanding portfolio efficiently. Despite an increase in disbursement transaction volume of 16%, the average disbursement processing time was reduced by 5% in 2010. The efficiency gains can be attributed to these factors:

- The streamlining measures have resulted in further empowerment of CTL's national staff, resulting in a flatter organizational structure within CTL, and improved responsiveness to ADB's clients.

- The initiation of delegation of disbursement processing of grants to the disbursement units located in resident missions, further reducing the required processing time, and increasing communication with developing member country clients for these transactions.

The improvements and revisions to CTL's SLS have served as a valuable tool in enhancing the effectiveness of its capacity development initiatives for developing member country borrowers, executing agencies, implementing agencies, and ADB staff, by allowing for the design of more customized seminars and workshops tailored to client-specific capacity needs.

In 2010, CTL provided 27 seminars and workshops for over 1,000 participants in DMCs. Disbursement units in resident missions have also played a critical role in this area, by providing numerous capacity-building activities to ADB's clients in DMCs. The resident mission disbursement units' contributions in this area are expected to continue to expand, in an effort to boost CTL's client service and responsiveness further.

CTL is currently working with the Office of Information Systems and Technology to enhance its systems for loan, grant, and technical assistance disbursements, and accounting. A new loan accounting and servicing website is under development and will be available for external and internal clients in 2011, providing comprehensive loan-related data and tools for loan administration. When complete, the outcomes of this initiative will significantly improve client service, efficiency, and internal control.

FINANCIAL REPORTING

The Controller's Department revised accounting policies and strengthened financial reporting procedures in line with the response of global accounting standards to the financial crisis. CTL conducted a preliminary study on international financial reporting standards (IFRS), considering a possible future transition to IFRS from US generally accepted accounting principles (GAAP)-based standards. CTL and the Staff Development Unit arranged training on IFRS to strengthen staff capacity in this area.

CTL continued facilitating Management's assertion and the external auditor's attestation on internal controls for financial reporting, which ADB started in 2008 to improve corporate governance. In 2010, the assertion and attestation for OCR and Special Funds (except for ADBI) was accomplished with an unqualified opinion from the external auditor, Deloitte & Touche. In addition, Management expanded the testing to include trust funds in 2010. This process strengthened staff awareness of internal controls. Training on internal controls, risk assessments, and testing skills was strengthened.

CTL provided accounting support for new trust funds, including the Credit Guarantee and Investment Facility, the ADB Climate Technology Fund, and the ADB Strategic Climate Fund, to ensure ADB can meet its fiduciary responsibility as custodian of the funds it administers. CTL, with the assistance of the Office of Information Systems and Technology, implemented a new accounting system for resident missions and offices. Together with the Budget, Personnel and Management Systems Department, CTL also centralized payroll processing. These changes have improved work efficiency, data reliability, and internal controls of financial transactions in field offices.

CHAPTER 15

APPENDIXES



APPENDIX 1

Members, Capital Stock, and Voting Power
(as of 31 December 2010)

	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
REGIONAL			
Afghanistan	1966	0.038	0.329
Armenia	2005	0.339	0.570
Australia	1966	6.571	5.555
Azerbaijan	1999	0.505	0.703
Bangladesh	1973	1.160	1.226
Bhutan	1982	0.007	0.304
Brunei Darussalam	2006	0.133	0.405
Cambodia	1966	0.056	0.343
China, People's Republic of	1986	7.318	6.153
Cook Islands	1976	0.003	0.301
Fiji	1970	0.077	0.360
Georgia	2007	0.388	0.609
Hong Kong, China	1969	0.618	0.793
India	1966	7.190	6.050
Indonesia	1966	6.185	5.246
Japan	1966	17.723	14.477
Kazakhstan	1994	0.916	1.031
Kiribati	1974	0.005	0.302
Korea, Republic of	1966	5.721	4.875
Kyrgyz Republic	1994	0.340	0.570
Lao People's Democratic Republic	1966	0.016	0.311
Malaysia	1966	3.092	2.772
Maldives	1978	0.005	0.302
Marshall Islands	1990	0.003	0.301
Micronesia, Federated States of	1990	0.002	0.300
Mongolia	1991	0.017	0.312
Myanmar	1973	0.618	0.793
Nauru	1991	0.005	0.302
Nepal	1966	0.167	0.432
New Zealand	1966	1.744	1.694
Pakistan	1966	2.474	2.278
Palau	2003	0.004	0.301
Papua New Guinea	1971	0.107	0.384
Philippines	1966	2.706	2.463
Samoa	1966	0.001	0.299
Singapore	1966	0.129	0.402
Solomon Islands	1973	0.008	0.305
Sri Lanka	1966	0.659	0.825
Taipei,China	1966	1.237	1.288
Tajikistan	1998	0.325	0.559
Thailand	1966	1.546	1.535
Timor-Leste	2002	0.011	0.307
Tonga	1972	0.005	0.302
Turkmenistan	2000	0.288	0.529
Tuvalu	1993	0.001	0.299
Uzbekistan	1995	0.765	0.910
Vanuatu	1981	0.008	0.305
Viet Nam	1966	0.129	0.402
Subtotal		71.361	71.417

	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
NONREGIONAL			
Austria	1966	0.386	0.608
Belgium	1966	0.386	0.608
Canada	1966	5.940	5.051
Denmark	1966	0.386	0.608
Finland	1966	0.386	0.608
France	1970	2.643	2.413
Germany	1966	4.913	4.229
Ireland	2006	0.129	0.402
Italy	1966	2.052	1.940
Luxembourg	2003	0.386	0.608
The Netherlands	1966	1.165	1.230
Norway	1966	0.386	0.608
Portugal	2002	0.129	0.402
Spain	1986	0.386	0.608
Sweden	1966	0.386	0.608
Switzerland	1967	0.221	0.475
Turkey	1991	0.129	0.402
United Kingdom	1966	2.319	2.154
United States	1966	5.908	5.025
Subtotal		**28.639**	**28.583**
TOTAL		**100.000**	**100.000**

Notes: Totals may not sum precisely due to rounding. For other details, see table on Statement of Subscriptions to Capital Stock and Voting Power (OCR-7) in Volume 2 of 2010 Annual Report.

Subscription to the fifth general capital increase are ongoing; shareholding and voting power of members will change from time to time during the subscription period.

a Subscribed capital refers to a member's subscription to shares of the capital stock of ADB.

b The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

APPENDIX 2

Resolutions of the Board of Governors Adopted in 2010

RESOLUTION NO.	SUBJECT	DATE ADOPTED
342	Financial Statements, Management's Report on Internal Control Over Financial Reporting and Independent Auditors' Reports	4 May
343	Allocation of Net Income	4 May
344	Place and Date of Forty-Fourth Annual Meeting (2011)	4 May
345	Reduction of Contribution by Nauru to the Fifth Replenishment of the Asian Development Fund and Second Regularized Replenishment of the Technical Assistance Special Fund	30 August
346	Decisions Relating to Section 5 of the By-Laws	17 December
347	Amendment to Section 7(B)(A) of the By-Laws	17 December

APPENDIX 3

Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2010

SUBJECT	DATE
Our People Strategy	21 January
Review of the Asian Development Bank's Loan Charges and Allocation of 2009 Net Income	12 April
2009 Development Effectiveness Review	21 April
Afghanistan: Proposed Suspension of the Post-Conflict Assistance Phaseout	16 July
Capital Expenditure Proposal for the Risk Management System	22 July
Work Program and Budget Framework, 2011–2013	6 October
2010 Comprehensive Review of Salaries and Benefits for Professional Staff	20 October
Annual Review of Salaries and Benefits for Headquarters National Officers and Administrative Staff	20 October
Review of ADB's Policy-Based Lending	21 October
Refinements to ADB's Results Framework	17 November
Borrowing Program for 2011	6 December
Additional Financing: Enhancing Development Effectiveness	15 December
Review of the Asian Development Bank's Loan Charges and Allocation of 2010 Net Income	16 December
Budget of the Asian Development Bank for 2011	17 December
Asian Development Bank Institute Three-Year Rolling Work Program 2011–2013 and Budget for 2011	17 December

Note: If the Board discussed an R-paper and a W-paper in 2010, only the Board date for the R-paper is given.

APPENDIX 4
Board of Governors
(as of 13 January 2011)

Nguyen Van Giau, Viet Nam
(Chair)

Wangdi Norbu, Bhutan
(Vice Chair)

Josef Pröll, Austria
(Vice Chair)

MEMBER	GOVERNOR	ALTERNATE GOVERNOR
Afghanistan	Omar Zakhilwal	Abdul Qadeer Fitrat
Armenia	Nerses Yeritsyan	Mushegh Tumasyan
Australia	Wayne Swan, MP	David Bradbury, MP
Austria	Josef Pröll	Günther Schönleitner
Azerbaijan	Samir Sharifov	Shahin Mustafayev
Bangladesh	Abul Maal A. Muhith	Md. Musharraf Hossain Bhuiyan
Belgium	Didier Reynders	Gino Alzetta
Bhutan	Wangdi Norbu	Nim Dorji
Brunei Darussalam	Pehin Dato Abdul Rahman Ibrahim	Mohd Roselan Mohd Daud
Cambodia	Keat Chhon	Aun Porn Moniroth
Canada	Lawrence Cannon	James A. Haley
China, People's Republic of	Xie Xuren	Li Yong
Cook Islands	Mark Brown	Garth Henderson
Denmark	Susan Ulbæk	Martin Bille Hermann
Fiji	Josaia Voreqe Bainimarama	Sada Sivan Reddy
Finland	Ritva Koukku-Ronde	Pasi Hellman
France	Christine Lagarde	Ramon Fernandez
Germany	Gudrun Kopp	Rolf Wenzel
Georgia	Kakha Baindurashvili	Zurab Pololikashvili
Hong Kong, China	John Tsang Chun-wah	Norman Chan
India	Pranab Mukherjee	Ashok Chawla
Indonesia	Agus D.W. Martowardojo	Armida Alisjahbana
Ireland	Brian Lenihan, T.D.	Michael J. McGrath
Italy	Mario Draghi	Carlo Monticelli
Japan	Yoshihiko Noda	Masaaki Shirakawa
Kazakhstan	Zhanar Aitazhanova	Ruslan Erbolatovich Dalenov
Kiribati	Natan Teewe	Atanteora Beiatau
Korea, Republic of	Jeung-Hyun Yoon	Choongsoo Kim
Kyrgyz Republic	Chorobek Imashevich Imashev	Emilbek Satarovich Umetaliev
Lao People's Democratic Republic	Somdy Douangdy	Somphao Phaysith
Luxembourg	Luc Frieden	Arsène Jacoby
Malaysia	Dato' Sri Mohd Najib Bin Tun Haji Abdul Razak	Tan Sri Dr. Wan Abdul Aziz bin Wan Abdullah
Maldives	Ali Hashim	Ahmed As-ad
Marshall Islands	Jack J. Ading	Amon Tibon
Micronesia, Federated States of	Finley S. Perman	Lorin Robert
Mongolia	Bayartsogt Sangajav	Purevdorj Lkhasuren
Myanmar	Hla Tun	Daw Myat Myat So
Nauru	Kieren Keke, MP	Tim Drown
Nepal	Surendra Pandey	Rameshore Prasad Khanal
The Netherlands	Ben Knapen	Yoka Brandt
New Zealand	Bill English	John Whitehead
Norway	Ingrid Fiskaa	Henrik Harboe
Pakistan	Abdul Hafeez Shaikh	Sibtain Fazal Halim
Palau	Kerai Mariur	Marino Rechesengel
Papua New Guinea	Peter O'Neill, CMG MP	Simon Tosali
Philippines	Cesar Purisima	Amando M. Tetangco, Jr.
Portugal	Fernando Teixeira dos Santos	Carlos Costa Pina
Samoa	Nickel Lee-Hang	Tupaimatuna Iulai Lavea
Singapore	Tharman Shanmugaratnam	Peter Ong Boon Kwee

MEMBER	GOVERNOR	ALTERNATE GOVERNOR
Solomon Islands	Gordon Darcy Lilo	Shadrach Fanega
Spain	Elena Salgado	José Manuel Campa Fernández
Sri Lanka	Mahinda Rajapaksa	P.B. Jayasundera
Sweden	Joakim Stymne	Per Orneus
Switzerland	Beatrice Maser Mallor	Jurg Benz
Taipei,China	Fai-nan Perng	Ming-Chung Tseng
Tajikistan	Matlubkhon S. Davlatov	Khamdam Tagaymurodov
Thailand	Korn Chatikavanij	Areepong Bhoocha-oom
Timor-Leste	Emilia Pires	Joao Mendes Goncalves
Tonga	Feleti Vaka'uta Sevele	Tiofilusi Tiueti
Turkey	İbrahim H. Çanakcı	Evren Dilekli
Turkmenistan	Guvanchmurad Geoklenov	Muhammetgeldi Atayev
Tuvalu	Monise Tuivaka Laafai	Minute Alapati Taupo
United Kingdom	Andrew Mitchell	Alan Duncan
United States	Timothy Geithner	Robert D. Hormats
Uzbekistan	Rustam Azimov	Galina Saidova
Vanuatu	Moana Kalosil Carcasses, MP	George Singara Maniuri
Viet Nam	Nguyen Van Giau	Nguyen Van Binh

APPENDIX 5
Board of Directors and Voting Groups
(as of 13 January 2011)

Executive Directors	Alternate Directors	Members Represented
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Jacob A. Rooimans	Canada, Denmark, Finland, Ireland, The Netherlands, Norway, Sweden
Richard Edwards	Eduard Westreicher	Austria, Germany, Luxembourg, Turkey, United Kingdom
Marwanto Harjowiryono	C. J. (Stan) Vandersyp	Armenia, Cook Islands, Fiji, Indonesia, Kyrgyz Republic, New Zealand, Samoa, Tonga
Ashok K. Lahiri	Bounleua Sinxayvolavong	Afghanistan, Bangladesh, Bhutan, India, Lao People's Democratic Republic, Tajikistan, Turkmenistan
Michele Miari Fulcis	Jose Miguel Cortes	Belgium, France, Italy, Portugal, Spain, Switzerland
Robert M. Orr	Maureen Grewe	United States
Masakazu Sakaguchi	Yasuto Watanabe	Japan
Siraj S. Shamsuddin	Gaudencio S. Hernandez, Jr.	Kazakhstan, Maldives, Marshall Islands, Mongolia, Pakistan, Philippines, Timor-Leste
Jaejung Song	Wilson Kamit	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Chaiyuth Sudthitanakorn	Govinda Bahadur Thapa	Brunei Darussalam, Malaysia, Myanmar, Nepal, Singapore, Thailand
Yingming Yang	Xiuzhen Guan	People's Republic of China

APPENDIX 6
Committees of the Board of Directors

Audit Committee
Michele Miari Fulcis *(Chair)*
Robert M. Orr
Jaejung Song
Chaiyuth Sudthitanakorn
Dereck Rooken-Smith
C. J. (Stan) Vandersyp

Budget Review Committee
Yingming Yang *(Chair)*
Phil Bowen
Marwanto Harjowiryono
Masakazu Sakaguchi
Jose Miguel Cortes
Maureen Grewe

Development Effectiveness Committee
Ashok K. Lahiri *(Chair)*
Richard Edwards
Jacob A. Rooimans
Gaudencio S. Hernandez, Jr.
Govinda Bahadur Thapa
Yasuto Watanabe

Compliance Review Committee
Eduard Westreicher *(Chair)*
Howard Brown
Siraj S. Shamsuddin
Chaiyuth Sudthitanakorn
Bounleua Sinxayvolavong
Wilson Kamit

Ethics Committee
Marwanto Harjowiryono *(Chair)*
Phil Bowen
Howard Brown
Ashok K. Lahiri
Yingming Yang

Human Resources Committee
Siraj S. Shamsuddin *(Chair)*
Robert M. Orr
Jaejung Song
Masakazu Sakaguchi
Richard Edwards
Xiuzhen Guan

2010 Annual Report Board Working Group
Wilson Kamit *(Chair)*
Jacob A. Rooimans
Dereck Rooken-Smith
Maureen Grewe
Xiuzhen Guan
Yasuto Watanabe

APPENDIX 7

ADB Institute Advisory Council

(as of 31 December 2010)

Cinnamon Dornsife	Acting Director of the International Development Program, The Paul H. Nitze School of Advanced International Studies, Johns Hopkins University, United States
Masahisa Fujita	President and Chief Research Officer, Research Institute of Economy, Trade and Industry, Japan
Eric Girardin	Professor of Economics, Université de la Méditerranée, Aix-Marseille, France
Stephen Howes	Director and Professor, Crawford School of Economics and Government, Australian National University, Australia
Li Yong	Vice Minister of Finance, Ministry of Finance, People's Republic of China
Sanjiv Misra	Former Minister of State, Government of India
Juzhong Zhuang	Deputy Chief Economist, Asian Development Bank (acting Advisory Council member)

ADB Institute Dean

Masahiro Kawai (January 2007–present)
Peter McCawley (January 2003–January 2007)
Masaru Yoshitomi (January 1999–January 2003)
Jesus P. Estanislao (December 1997–January 1999)

APPENDIX 8
Organizational Structure[1]
(as of 28 February 2011)


BOARD OF GOVERNORS
BOARD OF DIRECTORS
OFFICE OF THE COMPLIANCE REVIEW PANEL2
B. Purdue, Secretary
PRESIDENT
H. Kuroda
INDEPENDENT EVALUATION DEPARTMENT3
H. Rao, Director General
MANAGING DIRECTOR GENERAL
R. Nag
ASIAN DEVELOPMENT BANK INSTITUTE
M. Kawai, Dean
OFFICE OF THE AUDITOR GENERAL
K. Moktan, Auditor General
Special Senior Advisor (Infrastructure and Water)
A. Thapan
OFFICE OF ANTICORRUPTION AND INTEGRITY
P. Pedersen, Head
STRATEGY AND POLICY DEPARTMENT
K. Sakai, Director General
OFFICE OF REGIONAL ECONOMIC INTEGRATION
I. Azis, Head
OFFICE OF THE SPECIAL PROJECT FACILITATOR
R. May, Special Project Facilitator
OFFICE OF RISK MANAGEMENT
J. Limandibrata, Head
DEPARTMENT OF EXTERNAL RELATIONS
A. Quon, Principal Director
VICE-PRESIDENT (Knowledge Management and Sustainable Development)
U. Schäfer-Preuss
REGIONAL AND SUSTAINABLE DEVELOPMENT DEPARTMENT
X. Yao,4 Director General
ECONOMICS AND RESEARCH DEPARTMENT
(Vacant), Chief Economist
EUROPEAN REPRESENTATIVE OFFICE
A. Monari
Resident Director General
JAPANESE REPRESENTATIVE OFFICE
K. Nakamori
Resident Director General
NORTH AMERICAN REPRESENTATIVE OFFICE
(Vacant)
Resident Director General
VICE-PRESIDENT (Operations 1)
X. Zhao
SOUTH ASIA DEPARTMENT
S. Rahman, Director General
BANGLADESH RESIDENT MISSION
T. Kandiah, Country Director
INDIA RESIDENT MISSION
H. Kim, Country Director
NEPAL RESIDENT MISSION
B. Hitchcock, Country Director
SRI LANKA RESIDENT MISSION
R. Vokes, Country Director
CENTRAL AND WEST ASIA DEPARTMENT
J. Miranda, Director General
AFGHANISTAN RESIDENT MISSION
R. Rinker, Country Director
AZERBAIJAN RESIDENT MISSION
O. Norojono, Country Director
KAZAKHSTAN RESIDENT MISSION
G. Li, Country Director
KYRGYZ RESIDENT MISSION
R. Hiraoka, Country Director
PAKISTAN RESIDENT MISSION
R. Stroem, Country Director
TAJIKISTAN RESIDENT MISSION
J. Tokeshi, Country Director
UZBEKISTAN RESIDENT MISSION
K. Higuchi, Country Director
VICE-PRESIDENT (Operations 2)
C. Lawrence Greenwood, Jr.
EAST ASIA DEPARTMENT
K. Gerhaeusser, Director General
PRC RESIDENT MISSION
P. Heytens, Country Director
MONGOLIA RESIDENT MISSION
(Vacant), Country Director
SOUTHEAST ASIA DEPARTMENT
K. Senga, Director General
CAMBODIA RESIDENT MISSION
P. Kamayana, Country Director
INDONESIA RESIDENT MISSION
J. Nugent, Country Director
LAO PDR RESIDENT MISSION
C. Chong, Country Director
PHILIPPINES COUNTRY OFFICE
N. Jain, Country Director
THAILAND RESIDENT MISSION
C. Steffensen, Country Director
VIET NAM RESIDENT MISSION
A. Konishi, Country Director
PACIFIC DEPARTMENT
R. Wihtol, Director General
PACIFIC LIAISON AND COORDINATION OFFICE
E. Zhukov, Regional Director
PACIFIC SUBREGIONAL OFFICE
A. Ruthenberg, Regional Director
PAPUA NEW GUINEA RESIDENT MISSION
C. Andrews, Country Director
SPECIAL LIAISON OFFICE IN TIMOR-LESTE
C. Sugden,
Resident Representative
CENTRAL OPERATIONS SERVICES OFFICE
H. Sharif, Principal Director
VICE-PRESIDENT (Private Sector and Cofinancing Operations)
L. Venkatachalam
PRIVATE SECTOR OPERATIONS DEPARTMENT
P. Erquiaga, Director General
OFFICE OF COFINANCING OPERATIONS
T. Kondo, Head
VICE-PRESIDENT (Finance and Administration)
B. Lohani
OFFICE OF THE SECRETARY
R. Dawson, The Secretary
OFFICE OF THE GENERAL COUNSEL
J. Hovland, General Counsel
BUDGET, PERSONNEL, AND MANAGEMENT SYSTEMS DEPARTMENT
M. Tamagawa, Director General
OFFICE OF ADMINISTRATIVE SERVICES
B. Lee, Principal Director
CONTROLLER'S DEPARTMENT
H. Jung, Controller
TREASURY DEPARTMENT
T. de Longuemar, Treasurer
OFFICE OF INFORMATION SYSTEMS AND TECHNOLOGY
S. Chander, Principal Director

1 For a list of management and senior staff, go to www.adb.org/About/management.asp
2 The Compliance Review Panel reports to the Board of Directors.
3 The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.
4 Concurrent Chief Compliance Officer.

APPENDIX 9
Former ADB Presidents and Vice-Presidents
(as of 31 January 2011)

PRESIDENTS	
Takeshi Watanabe	24 November 1966–24 November 1972
Shiro Inoue	25 November 1972–23 November 1976
Taroichi Yoshida	24 November 1976–23 November 1981
Masao Fujioka	24 November 1981–23 November 1989
Kimimasa Tarumizu	24 November 1989–23 November 1993
Mitsuo Sato	24 November 1993–15 January 1999
Tadao Chino	16 January 1999–31 January 2005

VICE-PRESIDENTS	
C.S. Krishna Moorthi	19 December 1966–31 March 1978
A.T. Bambawale	1 April 1978–28 October 1985
M. Narasimham	1 November 1985–31 July 1988
S. Stanley Katz	1 April 1978–28 September 1990
In Yong Chung	1 August 1988–31 July 1993
William R. Thomson	1 October 1990–30 June 1994
Günther G. Schulz	1 April 1983–30 June 1995
Bong-Suh Lee	1 August 1993–31 July 1998
Pierre Uhel	1 July 1995–24 November 1998
Peter H. Sullivan	6 July 1994–20 September 2000
Myoung-Ho Shin	1 August 1998–31 July 2003
John Lintjer	18 January 1999–16 January 2004
Joseph B. Eichenberger	15 December 2000–23 December 2005
Geert H.P.B. van der Linden	1 September 2003–31 August 2006
Khempheng Pholsena	5 April 2004–4 April 2007
Liqun Jin	1 August 2003–18 July 2008

APPENDIX 10

Summary of Internal Administrative Expenses – 2010 and Budget for 2011
($ thousand)

Item	2010 Budget	2010 After Transfers[a]	2010 Actual	Budget 2011
A. **Board of Governors**	2,250	2,764[b]	2,763	2,327
B. **Board of Directors**	25,952	25,952	24,617	27,298
Offices of the Directors	14,847	14,847	14,235	15,509
Accountability Mechanism	2,742	2,742	2,162	2,839
Independent Evaluation	8,363	8,363	8,220	8,950
C. **Operational Expenses**	336,383	336,383	333,609	378,227
Salaries	168,388	167,900	167,897	190,408
Benefits	100,240	103,266	103,266	111,872
Staff Development	5,330	5,610	5,610	6,323
Relocation	7,813	5,723	5,722	7,922
Consultants	25,630	24,902	24,081	29,293
Business Travel	28,540	28,540	26,704	31,919
Representation	442	442	330	490
D. **Administrative Expenses**	77,230	77,360	76,456	90,728
Communications	7,906	7,215	6,998	8,577
Office Occupancy	20,372	20,362	20,315	25,030
Library	1,235	1,244	1,243	1,481
Office Supplies	1,584	1,584	1,537	2,079
Equipment, maintenance and support	7,172	7,172	7,054	7,892
Contractual Services	17,719	18,241	18,241	22,121
Insurance	3,572	3,572	3,211	4,146
Depreciation	16,934	17,234	17,234	18,484
Miscellaneous	736	736	624	918
E. **Total Before General Contingency**	441,815	442,459	437,446[c]	498,580
F. **General Contingency**	4,418	3,904[b]	0	4,986
G. **Less: Reimbursements from Trust Funds**	(6,745)	(6,875)	(6,875)[d]	(7,214)
H. **Net IAE**	439,488	439,488	430,571	496,352[e]
I. **Carryover of IAE Budget**	...	...	8,000[f]	...
J. **Net IAE after Carryover**	439,488	439,488	438,571	496,352

... = no data available or not calculated, "0" = magnitude zero, ( ) = negative, IAE = internal administrative expenses.

Note: Totals may not add up because of rounding.

a Transfers were made between budget items without exceeding the original amount of each category to meet overruns within the same category.

b An amount of $513,400 was transferred from the general contingency to the Board of Governors budget category to meet overrun.

c Includes $841,000 in expenses associated with Japan Special Fund ($733,000) and Japan Scholarship Program ($108,000). Excludes the following adjustments incorporated in the financial statements to comply with the generally accepted accounting principles, and recording and reporting requirements: (i) postretirement medical benefits ($8,319,000); (ii) actuarial assessment of costs associated with pension benefit obligations ($38,698,000); (iii) expenses charged to the budget carryover ($5,475,000); (iv) accumulated compensated absences ($2,594,000); (v) accrued resettlement and repatriation allowances ($1,258,000) and severance payments ($1,314,000); and (vi) other miscellaneous adjustments (-$54,000). Total adjusted administrative expenses of $521,003,000 reflected in the financial statements are allocated as ordinary capital resources, $294,251,000; Asian Development Fund, $225,911,000; and Japan Special Fund and Japan Scholarship Program, $841,000.

d This amount ($6,875,000) reflects the estimated total expenses apportioned for administering the trust funds during the year.

e Net IAE budget for 2011 consists of $8,950,000 for the Independent Evaluation Department (IED) and $487,402,000 for ADB excluding IED.

f In 2006, the Board approved introduction of a budget carryover of up to 2% of net IAE budget to the next year, beginning with the 2007 budget. Accordingly, $8.0 million (about 1.8% of the 2010 net IAE budget) has been carried over to 2011.

APPENDIX 11
Management and Staff Representation of ADB Members
(as of 31 December 2010)

Member	Management	International Staff	National/ Administrative Staff	Total
REGIONAL				
Afghanistan	0	0	15	15
Armenia	0	1	5	6
Australia	0	56	8	64
Azerbaijan	0	0	4	4
Bangladesh	0	9	49	58
Bhutan	0	3	0	3
Brunei Darussalam	0	0	0	0
Cambodia	0	0	22	22
China, People's Republic of	1	63	44	108
Cook Islands	0	0	0	0
Fiji	0	3	12	15
Georgia	0	2	5	7
Hong Kong, China	0	5	0	5
India	1	78	46	125
Indonesia	0	39	40	79
Japan	1	138	4	143
Kazakhstan	0	5	8	13
Kiribati	0	0	1	1
Korea, Republic of	0	49	1	50
Kyrgyz Republic	0	7	7	14
Lao People's Democratic Republic	0	2	17	19
Malaysia	0	29	0	29
Maldives	0	0	0	0
Marshall Islands	0	0	0	0
Micronesia, Federated States of	0	0	0	0
Mongolia	0	3	10	13
Myanmar	0	2	0	2
Nauru	0	0	0	0
Nepal	1	8	32	41
New Zealand	0	17	0	17
Pakistan	0	24	40	64
Palau	0	1	0	1
Papua New Guinea	0	1	8	9
Philippines	0	37	1,322	1,359
Samoa	0	1	0	1
Singapore	0	9	0	9
Solomon Islands	0	0	0	0
Sri Lanka	0	10	25	35
Taipei,China	0	4	0	4
Tajikistan	0	2	11	13
Thailand	0	10	10	20
Timor-Leste	0	1	3	4
Tonga	0	3	0	3
Turkmenistan	0	0	2	2
Tuvalu	0	0	1	1
Uzbekistan	0	6	16	22
Vanuatu	0	0	0	0
Viet Nam	0	6	30	36
Subtotal	**4**	**634**	**1,798**	**2,436**

Member	Management	International Staff	National/ Administrative Staff	Total
NONREGIONAL				
Austria	0	9	0	9
Belgium	0	9	0	9
Canada	0	45	0	45
Denmark	0	8	0	8
Finland	0	7	1	8
France	0	33	0	33
Germany	1	37	2	40
Ireland	0	1	0	1
Italy	0	16	0	16
Luxembourg	0	2	0	2
The Netherlands	0	15	0	15
Norway	0	4	0	4
Portugal	0	4	0	4
Spain	0	13	0	13
Sweden	0	9	0	9
Switzerland	0	7	0	7
Turkey	0	4	0	4
United Kingdom	0	37	0	37
United States	1	130	2	133
Subtotal	**2**	**390**	**5**	**397**
Overall Total	**6**	**1,024**	**1,803**	**2,833**

APPENDIX 12

Number of Authorized Positions in Resident Missions[a]

(2010)

Country	International Staff	National Staff	Administrative Staff	Total
Resident Missions				
Bangladesh	8	19	23	50
India	12	25	30	67
Nepal	4	14	14	32
Sri Lanka	4	13	10	27
Afghanistan	6	8	8	22
Azerbaijan	1	4	1	6
Kazakhstan	6	5	6	17
Kyrgyz Republic	2	5	3	10
Pakistan	10	18	19	47
Tajikistan	3	4	8	15
Uzbekistan	3	6	7	16
Armenia	0	3	3	6
Georgia	0	3	3	6
Turkmenistan	0	2	2	4
Turkey	0	1	0	1
China, People's Republic of	11	22	22	55
Mongolia	4	6	4	14
Cambodia	6	10	8	24
Indonesia	11	17	16	44
Lao People's Democratic Republic	4	9	7	20
Philippines	5	4	4	13
Thailand	7	5	4	16
Viet Nam	13	14	13	40
Pacific Liaison and Coordination Office in Sydney[b]	3	5	5	13
Pacific Subregional Office in Fiji[c]	5	5	8	18
Papua New Guinea	4	4	6	14
Special Liaison Office in Timor-Leste	2	3	2	7
Subtotal	**134**	**234**	**236**	**604**
Representative Offices				
Europe	2	1	2	5
Japan	2	1	2	5
North America	2	1	2	5
Subtotal	**6**	**3**	**6**	**15**
Headquarters[d]	842	377	962	2,181
OVERALL TOTAL	**982**	**614**	**1,204**	**2,800**

a Includes outposted positions.
b Covers Nauru, Solomon Islands, and Vanuatu.
c Covers the Cook Islands, Fiji, Kiribati, Samoa, Tonga, and Tuvalu.
d Excludes Young Professionals and Board of Directors.

APPENDIX 13
Growth in Resident Missions (RMs) and Authorized Staff Positions at RMs

	Number of Resident Missions and Authorized Positions									
	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Number of Resident Missions (RMs)	17	18[a]	20[b]	22	23	23	23	24	25	26[c]
Total Authorized Positions at RM	279	317	361	389	437	448	490	520	553	604
International Staff (IS) and National Staff (NS) Positions at RM	169	190	223	240	270	267	300	321	339	368
International Staff[d]	65	72	80	87	107	96	112	119	130	134
National Staff[e]	104	118	143	153	163	171	188	202	209	234
Administrative Staff	110	127	138	149	167	181	190	199	214	236
Total Authorized Positions at ADB	2,055	2,116	2,187	2,229	2,310	2,340	2,381	2,498	2,550	2,800
IS and NS Positions at ADB	1,020	1,071	1,153	1,189	1,253	1,271	1,304	1,378	1,418	1,596
International Staff[f]	729	759	791	797	824	824	836	875	892	982
National Staff[g]	291	312	362	392	429	447	468	503	526	614
Administrative Staff	1,035	1,045	1,034	1,040	1,057	1,069	1,077	1,120	1,132	1,204
% of Authorized Positions at RM to Total Authorized Positions at ADB	13.6	15.0	16.5	17.5	18.9	19.1	20.6	20.8	21.7	21.6
% of IS and NS Positions at RMs to Total IS and NS Positions at ADB	16.6	17.7	19.3	20.2	21.5	21.0	23.0	23.3	23.9	23.1
International Staff	8.9	9.5	10.1	10.9	13.0	11.7	13.4	13.6	14.6	13.6
National Staff	35.7	37.8	39.5	39.0	38.0	38.3	40.2	40.2	39.7	38.1
Administrative Staff	10.6	12.2	13.3	14.3	15.8	16.9	17.6	17.8	18.9	19.6

a Includes Special Office in Timor-Leste, but excludes Thailand Resident Mission (TRM).
b Excludes Thailand Resident Mission (TRM); Azerbaijan Resident Mission (AZRM); Pacific Subregional Office in Fiji (SPSO); and Pacific Liaison and Coordination Office (PLCO) in Sydney, Australia.
c Excludes regional office in Turkey.
d Includes outposted positions.
e Includes 1 NS provided for Turkey.
f Excludes Young Professionals and Board of Directors.
g Classification of national and admistrative staff started only in 2003.

APPENDIX 14
Selected Knowledge Products of ADB

ASIAN DEVELOPMENT BANK INSTITUTE

Books

ADBI. *ADBI: Year in Review 2009.* Tokyo: ADBI.

___. *Policy Recommendations to Secure Balanced and Sustainable Growth in Asia.* Tokyo: ADBI.

___. *Promoting Financial Inclusion through Innovative Policies.* Tokyo: ADBI.

Bauer, A., and M. Thant (eds.). *Poverty and Sustainable Development in Asia: Impacts and Responses to the Global Economic Crisis.* Manila: ADB.

Brooks, D., and S. Stone (eds.). *Trade Facilitation and Regional Cooperation in Asia.* Cheltenham, United Kingdom: Edward Elgar.

Dervis, K., M. Kawai, and D. Lombardi (eds.). *Asia and Policymaking for the Global Economy.* Washington, DC: Brookings Institution Press.

Kawai, M., and M. Lamberte (eds.). *Managing Capital Flows: Search for a Framework.* Cheltenham, United Kingdom: Edward Elgar.

Kawai, M., and J.W. Lee (eds.). *Rebalancing for Sustainable Growth: Asia's Postcrisis Challenge.* Tokyo: ADBI.

Kawai, M., and G. Pasadilla (eds.). *Effects of Social Policy on Domestic Demand.* Tokyo: ADBI.

Kawai, M., and G. Wignaraja (eds.). *Asia's Free Trade Agreements: How is Business Responding?* Cheltenham, United Kingdom: Edward Elgar.

McCawley, P., and S. Jayasuriya (eds.). *The Asian Tsunami: Aid and Reconstruction after a Disaster.* Cheltenham, United Kingdom: Edward Elgar.

McCawley, P., and S. Jayasuriya. *The Asian Tsunami: Aid and Reconstruction after a Disaster—Highlights.* Tokyo: ADBI.

Working Papers

ADBI Working Paper Series

Adams, Charles. The Role of the State in Managing and Forestalling Systemic Financial Crises: Some Issues and Perspectives. No. 242. August.

Aizenman, Joshua. International Reserves and Swap Lines in Times of Financial Distress: Overview and Interpretations. No. 192. February.

Aizenman, Joshua, Menzie D. Chinn, and Hiro Ito. The Financial Crisis, Rethinking of the Global Financial Architecture, and the Trilemma. No. 213. April.

Aldaba, Rafaelita and Gloria Pasadilla. The ASEAN Services Sector and the Growth Rebalancing Model. No. 246. September.

Anbumozhi, Venkatachalam and Armin Bauer. Impact of Global Recession on Sustainable Development and Poverty Linkages. No. 227. July.

Asher, Mukul G. The Global Economic Crisis: An Opportunity for Strengthening Asia's Social Protection Systems? No. 198. February.

Banomyong, Ruth. Supply Chain Dynamics in Asia. No. 184. January.

Bhattacharyay, Biswa Nath. Estimating Demand for Infrastructure in Energy, Transport, Telecommunications, Water and Sanitation in Asia and the Pacific: 2010–2020. No. 248. September.

Bhattacharyay, Biswa Nath. Financing Asia's Infrastructure: Modes of Development and Integration of Asian Financial Markets. No. 229. July.

Bhattacharyay, Biswa Nath. Institutions for Asian Connectivity. No. 220. June.

Bosworth, Barry and Susan Collins. Rebalancing the US Economy in a Post-Crisis World. No. 236. August.

Brooks, Douglas and Susan Stone. Accelerating Regional Integration: Issues at the Border. No. 200. February.

Chia, Siow Yue. Regional Trade Policy Cooperation and Architecture in East Asia. No. 191. February.

Chia, Siow Yue. Trade and Investment Policies and Regional Economic Integration in East Asia. No. 210. April.

Chow, Hwee Kwan. Asian Tigers' Choices: An Overview. No. 238. August.

De, Prabir. Governance, Institutions, and Regional Infrastructure in Asia. No. 183. January.

De, Prabir, Muthi Samudram, and Sanjeev Moholkar. Trends in National and Regional Investors Financing Crossborder Infrastructure Projects in Asia. No. 245. September.

Dewen, Wang. Can Social Security Boost Domestic Consumption in the People's Republic of China? No. 215. May.

Fan Zhai. The Benefits of Regional Infrastructure Investment in Asia: A Quantitative Exploration. No. 223. June.

Fernández de Lis, Santiago and Alicia Garcia Herrero. Dynamic Provisioning: Some Lessons from Existing Experiences. No. 218. May.

Filardo, Andrew and Hans Genberg. Monetary Policy Strategies in the Asia and Pacific Region: What Way Forward? No. 195. February.

Fujii, Mariko. Securitized Products, Financial Regulation, and Systemic Risk. No. 203. March.

Fujii, Mariko and Masahiro Kawai. Lessons from Japan's Banking Crisis, 1991–2005. No. 222. June.

Fujimura, Manabu and Ramesh Adhikari. Critical Evaluation of Cross-Border Infrastructure Projects in Asia. No. 226. July.

Fukuda, Shin-ichi and Yoshifumi Kon. Macroeconomic Impacts of Foreign Exchange Reserve Accumulation: Theory and International Evidence. No. 197. February.

Futagami, Koichi, Takeo Hori, and Ryoji Ohdoi. Debt Policy and Economic Growth in a Small Open Economy Model with Productive Government Spending. No. 212. April.

Gilbert, John and Nilanjan Banik. Socioeconomic Impacts of Cross-Border Transport Infrastructure Development in South Asia. No. 211. April.

Guerrero, Pablo, Krista Lucenti, and Sebastián Galarza. Trade Logistics and Regional Integration in Latin America and the Caribbean. No. 233. August.

Ha, Joonkyung, Jong-Wha Lee, and Lea Sumulong. Rebalancing Growth in the Republic of Korea. No. 224. July.

Hannig, Alfred and Stefan Jansen. Financial Inclusion and Financial Stability: Current Policy Issues. No. 259. December.

Hong, Kiseok. Fiscal Policy Issues in Korea after the Current Crisis. No. 225. July.

Hsu, Chen-Min and Chih-Feng Liao. Financial Turmoil in the Banking Sector and the Asian Lamfalussy Process: The Case of Four Economies. No. 221. June.

Hua, Changchun and Li-Gang Liu. Risk-Return Efficiency, Financial Distress Risk, and Bank Financial Strength Ratings. No. 240. August.

Huynh, Phu, Steven Kapsos, Kee Beom Kim, and Gyorgy Sziraczki. Impacts of Current Global Economic Crisis on Asia's Labor Market. No. 243. August.

Iino, Fukuya and Alva Lim. Developing Asia's Competitive Advantage in Green Products: Learning from the Japanese Experience. No. 228. July.

Jung, Yongseung. Asset Market Structures and Monetary Policy in a Small Open Economy. No. 252. October.

Kalirajan, Kaliappa, Venkatachalam Anbumozhi, and Kanhaiya Singh. Measuring the Environmental Impacts of Changing Trade Patterns on the Poor. No. 239. August.

Kawai, Masahiro and Fan Zhai. Asia's Post-Global Financial Crisis Adjustment: A Model-Based Dynamic Scenario Analysis. No. 254. November.

Kawai, Masahiro and Peter Petri. Asia's Role in the Global Economic Architecture. No. 235. August.

Kawai, Masahiro and Michael Pomerleano. Regulating Systemic Risk. No. 189. January.

Kawai, Masahiro and Shujiro Urata. Changing Commercial Policy in Japan During 1985–2010. No. 253. November.

Kim, Sung Teak. Korea's Unemployment Insurance in the 1998 Asian Financial Crisis and Adjustments in the 2008 Global Financial Crisis. No. 214. May.

Kumar, Rajiv and Alamuru Soumya. Fiscal Policy Issues for India after the Global Financial Crisis (2008–2010). No. 249. September.

Lim, Hank and Fukunari Kimura. The Internationalization of Small and Medium Enterprises in Regional and Global Value Chains. No. 231. July.

Markandya, Anil, Sununtar Setboonsarng, Qiao Yu Hui, Rachanee Songkranok, Saminathan Vaheesan, and Adam Stefan. The Costs of Achieving the Millennium Development Goals through Adopting Organic Agriculture. No. 193. February.

Medalla, Erlinda M. and Jenny D. Balboa. Prospects for Regional Cooperation between Latin America and the Caribbean Region and the Asia and Pacific Region: Perspective from East Asia. No. 217. May.

Mohan, Rakesh and Muneesh Kapur. Liberalization and Regulation of Capital Flows: Lessons for Emerging Market Economies. No. 186. January.

Pasadilla, Gloria O. Financial Crisis, Trade Finance, and Small and Medium Enterprises: Case of Central Asia. No. 187. January.

Patnaik, Ila and Ajay Shah. Asia Confronts the Impossible Trinity. No. 204. March.

Plummer, Michael. EU–Asia Free Trade Areas? Economic and Policy Considerations. No. 255. December.

Plummer, Michael. Regional Monitoring of Capital Flows and Coordination of Financial Regulation: Stakes and Options for Asia. No. 201. February.

Poon, Winnie P.H. and Kam C. Chan. Solicited and Unsolicited Credit Ratings: A Global Perspective. No. 244. August.

Postiglione, Gerard. Education Impact Study: The Global Recession and the Capacity of Colleges and Universities to Serve Vulnerable Populations in Asia. No. 208. March.

Rai, Suyash, Bindu Ananth, and Nachiket Mor. Universalizing Complete Access to Finance: Key Conceptual Issues. No. 256. December.

Regling, Klaus, Servaas Deroose, Reinhard Felke, and Paul Kutos. The Euro After Its First Decade: Weathering the Financial Storm and Enlarging the Euro Area. No. 205. March.

Reid, Richard. Financial Development: A Broader Perspective. No. 258. December.

Rimmer, Peter J. and Howard Dick. Appropriate Economic Space for Transnational Infrastructural Projects: Gateways, Multimodal Corridors, and Special Economic Zones. No. 237. August.

Stone, Susan, Anna Strutt, and Thomas Hertel. Assessing Socioeconomic Impacts of Transport Infrastructure Projects in the Greater Mekong Subregion. No. 234. August.

Stoughton, Mark and Venkatachalam Anbumozhi. Green Services and Emergence and Recovery from the Global Economic Slowdown in Developing Asian Economies. No. 209. March.

Sussangkarn, Chalongphob. The Chiang Mai Initiative Multilateralization: Origin, Development, and Outlook. No. 230. July.

Takagi, Shinji. Applying the Lessons of Asia: The IMF's Crisis Management Strategy in 2008. No. 206. March.

Thorbecke, Willem. How Elastic is East Asian Demand for Consumption Goods? No. 260. December.

Thorbecke, Willem. How Would an Appreciation of the Yuan Affect the People's Republic of China's Surplus in Processing Trade? No. 219. June.

Thorbecke, Willem. Investigating the Effect of Exchange Rate Changes on the People's Republic of China's Processed Exports. No. 202. March.

Thorbecke, Willem and Ginalyn Komoto. Investigating the Effect of Exchange Rate Changes on Trans-Pacific Rebalancing. No. 247. September.

Thorbecke, Willem, Mario Lamberte, and Ginalyn Komoto. Promoting Learning and Industrial Upgrading in ASEAN Countries. No. 250. September.

Tsai, Ying Yi and Li-Gang Liu. Emergence of Rating Agencies: Implications for Establishing a Regional Rating Agency in Asia. No. 241. August.

Utzig, Siegfried. The Financial Crisis and the Regulation of Credit Rating Agencies: A European Banking Perspective. No. 188. January.

Wignaraja, Ganeshan, Dorothea Lazaro, and Genevieve De Guzman. FTAs and Philippine Business: Evidence from Transport, Food, and Electronics Firms. No. 185. January.

Wignaraja, Ganeshan, Rosechin Olfindo, Wisarn Pupphavesa, Jirawat Panpiemras, and Sumet Ongkittikul. How Do FTAs Affect Exporting Firms in Thailand? No. 190. January.

Winkler, Adalbert. The Financial Crisis: A Wake-Up Call for Strengthening Regional Monitoring of Financial Markets and Regional Coordination of Financial Sector Policies? No. 199. February.

Wyplosz, Charles. The Eurozone in the Current Crisis. No. 207. March.

Xin Meng, Sherry Tao Kong, and Dandan Zhang. How Much Do We Know about the Impact of the Economic Downturn on the Employment of Migrants? No. 194. February.

Xing, Yuqing. The Yuan's Exchange Rates and Pass-through Effects on the Prices of Japanese and US Imports. No. 216. May.

Xing, Yuqing and Neal Detert. How the iPhone Widens the United States Trade Deficit with the People's Republic of China. No. 257. December.

Yoon, Je Cho. The Role of State Intervention in the Financial Sector: Crisis Prevention, Containment, and Resolution. No. 196. February.

Zainal Abidin, Mahani. Fiscal Policy Coordination in Asia: East Asian Infrastructure Investment Fund. No. 232. July.

Zhang, Yunling. The Impact of Free Trade Agreements on Business Activity: A Survey of Firms in the People's Republic of China. No. 251. October.

CD-ROM

ADBI. Opportunities and Priorities for Low Carbon Green Growth in Asia.

CENTRAL AND WEST ASIA DEPARTMENT

Publications

Afghanistan: Modernizing Asia's Crossroads. *Development Effectiveness Brief.* Manila: ADB.

Armenia: A Historic Country Reemerges. *Development Effectiveness Brief.* Manila: ADB.

Arner, Douglas and Lotte Schou-Zibell. Reforming the Global Financial Architecture: Implications for Asia. *Japanese Yearbook of International Law.* Vol. 53 (2010).

CAREC Secretariat. *Central Asia Regional Economic Cooperation: Connecting Markets, Creating Opportunities—Stories on the Impact of CAREC's Economic Corridors.* Manila: ADB.

CAREC Secretariat. *Central Asia Regional Economic Cooperation: Good Neighbors, Good Partners, Good Prospects.* A CAREC Program brochure. Manila: ADB.

CAREC Secretariat. *Introduction to the Central Asia Regional Economic Cooperation Program: Development Effectiveness Review—Building the Baseline 2009.* Manila: ADB.

Central Asia Atlas of Natural Resources. Manila: ADB.

Climate Change in Central and West Asia: Routes to a More Secure, Low-Carbon Future. Manila: ADB.

Friends of Democratic Pakistan, Energy Sector Task Force. *Integrated Energy Sector Recovery Report and Plan.* Manila: ADB.

Georgia: A Country at an Ancient Crossroads Looks to the Future. *Development Effectiveness Brief.* Manila: ADB.

Narasimham, Radhakrishna. *Enhancing Financial Disclosure Standards in Transitional Economies II.* Manila: ADB.

Satisfying Hidden Hunger: Addressing Micronutrient Deficiencies in Central Asia. Manila: ADB.

Tajikistan: Rising Path to Progress. *Development Effectiveness Brief.* Manila: ADB.

Working Papers

Arner, Douglas and Lotte Schou-Zibell. Responding to the Global Financial and Economic Crisis: Meeting the Challenges in Asia. ADB Working Paper Series on Regional Economic Integration. No. 60.

Schou-Zibell, Lotte and Srinivasa Madhur. Regulatory Reforms for Improving the Business Environment in Selected Asian Economies—How Monitoring and Comparative Benchmarking Can Provide Incentive for Reform. ADB Working Paper Series on Regional Economic Integration. No. 40.

Schou-Zibell, Lotte, Lei Lei Song, and Jose Ramon Albert. Monitoring and Examining Financial Soundness. ADB Working Paper Series on Regional Economic Integration. No. 42.

Usui, Norio and Arnelyn May A. Abdon. Structural Transformation in the Kyrgyz Republic: Engineering Future Paths of Capability Accumulation. ADB Economics Working Paper Series. No. 200. http://adb.org/Documents/Working-Papers/2010/Economics-WP200.pdf

Special Reports

ADB. Glacial Melt and Downstream Impacts on Indus-Dependent Water Resources and Energy (RETA 6420). 2010. With the International Centre for Integrated Mountain Development and the International Union for Conservation of Nature.

ADB. Climate Risk Screening of the ADB Water and Energy Portfolio in the Indus Basin: Promoting Climate Change Impact and Adaptation in Asia and the Pacific (RETA 6420). With the International Centre for Integrated Mountain Development.

ADB. A Roadmap for Renewable Energy in Azerbaijan, 2009 (R-CDTA 7274). With Randall Baker, Indiana University, School of Public and Environmental Affairs, United States.

ADB. Armenia Climate Change and Adaptation Roadmap. With Leadership for Environment and Development, Pakistan.
ADB. Climate Change Roadmap: Recommendations to the Government of Pakistan and ADB on Prioritized Climate Change Interventions for Pakistan.
ADB. Uzbekistan: Climate Change and Adaptation Road Map. With Leadership for Environment and Development, Pakistan.

DEPARTMENT OF EXTERNAL RELATIONS

Awareness-Raising and Multimedia Materials

ADB Experts Video Interviews – 20
ADB Review – 12 issues
Country Fact Sheets – 67
Development Asia – 3 issues
Handle with Care: Impact Stories from Fragile Situations
Multimedia Features – 6
News Feature Videos on ADB Impact Stories – 38
Photo essays – 38
Public Service Announcements

Reports

2009 Annual Report

EAST ASIA DEPARTMENT

Policy Notes Series

Climate Change in East Asia: Staying on Track for a More Sustainable Future
Observations and Suggestions on Anchoring Inflationary Expectations in the People's Republic of China
Observations and Suggestions on Population Aging and Long-Term Health Care in the People's Republic of China
Observations and Suggestions on the Role of Fiscal Policy in Economic Rebalancing in the People's Republic of China
Observations and Suggestions on Towards a Universal Social Protection in the People's Republic of China
Policy Note on Avoiding the Middle Income Trap
Policy Note on Improving Rural Health Services
Policy Study on Construction of Agricultural Infrastructure and the Establishment of Modern Agricultural Industry System Supported by Governments in People's Republic of China
Study on Policy Directions for the People's Republic of China's 12th Five-Year Plan
The Role of Fiscal Policy in Rebalancing the People's Republic of China (ADB Brief No. 3)
The Socioeconomic Implications of Population Aging in People's Republic of China (ADB Brief No. 6)
Toward a Harmonious Countryside: Rural Development Survey Results of the People's Republic of China

Special Publications

An Eco-Compensation Framework for the People's Republic of China: Challenges and Opportunities
China's Income Inequality at the Provincial Level: Trends, Drivers, and Impacts (formerly Inequality and Inclusive Growth in Asia)
EARD Knowledge Management Initiatives in 2009
Economic Chances More Needed Than Growth
Inclusive Growth for Harmony
Investing Life Into Asia's Troubled Waters
Knowledge Showcase: Bilateral Dimensions of the CAREC Trade Facilitation Agenda: Spotlight on Mongolia and the People's Republic of China
Payments for Ecological Services and Ecosystems: Practices and Innovations in the PRC
Resurging Asian Giants
Rural Biomass Renewable Energy Development in People's Republic of China
Study on Framework and Policies of Overall Consideration of Poverty Reduction in People's Republic of China in the New Era

Sector/Thematic Paper Series

Dryland Ecosystems: Introducing an Integrated Approach in the People's Republic of China
Development of China's City Commercial Banks and their Role in Delivering Financial Services
EATC Knowledge Database Project (Pilot)
Higher Water Tariff for Less River Pollution—Evidence from the Min River and Fuzhou City in the People's Republic of China
Impact Evaluation of the People's Republic of China's Electronic Appliance Subsidy Program
Implementation Strategy of Basic Health Care System
Liveable Cities Beyond Housing: The Physical and Social Environments of the Chinese Urban Poor in the Context of a Floating Population
Mongolia—Financial Sector Assessment and Roadmap
PRC Quarterly Economic Reports
The Protection of Minority Shareholders' Rights in Mongolia
Rural Finance in Poverty-Stricken Areas in the People's Republic of China: Balancing Government and Market
Social Dimensions of Climate Change in Urban China
Sustainable Transport Initiative Operational Plan

Technical Notes Series

Carbon Efficiency, Carbon Reduction Potential, and Economic Development in the People's Republic of China: A Total Factor Production Model
Carbon Intensity: A Faulty Gauge
Integrated Gasification Combined Cycle Power Plant
The Necessity of Distinguishing Weak and Strong Disposability among Desirable Outputs in Data Envelopment Analysis: Environmental Performance of Chinese Coal-Fired Plants

ECONOMICS AND RESEARCH DEPARTMENT

Flagship Publications

Asian Development Outlook 2010
Asian Development Outlook 2010 Update
Key Indicators for Asia and the Pacific 2010
Special Chapter: Key Indicators for Asia and the Pacific 2010

Working Papers

ADB Economics Working Paper Series

Adams, C., B. Ferrarini, and D. Park. Fiscal Sustainability in Developing Asia. No. 205. July.
Ahmed, V., G. Sugiyarto, and S. Jha. Remittances and Household Welfare: A Case Study of Pakistan. No. 194. March.
Alba, J., D. Park, and P. Wang. Corporate Governance and Foreign Direct Investment. No. 202. May.
Alba, J., D. Park, and P. Wang. Determinants of Different Modes of Japanese Foreign Direct Investment in the United States. No. 197. April.
Amoranto, G., D. H. Brooks, and N. Chun. Services Liberalization and Wage Inequality in the Philippines. No. 239. December.
Amoranto, G., N. Chun, and A. Deolalikar. Who are the Middle Class and What Values Do They Hold? Evidence from the World Values Survey. No. 229. October.
Barro, R. J. and C. J. Redlick. Macroeconomic Effects from Government Purchases and Taxes. No. 232. November.
Brooks, D. and B. Ferrarini. People's Republic of China–India Trade Costs. No. 203. June.
Brooks, D., R. Hasan, J. Lee, H. Son, and J. Zhuang. Closing Development Gaps: Challenges and Policy. No. 209. July.
Chun, N. Middle Class Size in the Past, Present, and Future: A Description of Trends in Asia. No. 217. September.
Chun, N. and N. Khor. Minimum Wages and Changing Wage Inequality in Indonesia. No. 196. March.
Estrada, G., D. Park, and A. Ramayandi. Financial Development and Economic Growth in Developing Asia. No. 233. November.
Ferrarini, B. Trade and Income in Asia: Panel Data Evidence from Instrumental Variable Regression. No. 234. November.
Gao, Lu. Achievements and Challenges: 30 Years of Housing Reforms in the People's Republic of China. No. 198. May.
Gochoco-Bautista M., J. Jongwanich, and J. Lee. How Effective Are Capital Controls in Asia? No. 224. October.
Grenville, S. The Evolving Postcrisis World. No. 207. July.
Hasan, R. and K. Jandoc. The Distribution of Firm Size in India: What Can Survey Data Tell Us? No. 213. August.
Hasan, R. and K. Jandoc. Trade Liberalization and Wage Inequality in the Philippines. No. 195. March.

Horioka, C. and A. Terada-Hagiwara. Determinants and Long-term Projections of Saving Rates in Developing Asia. No. 228. October.

Hur, S., S. Jha, D. Park, and P. Quising. Did Fiscal Stimulus Lift Developing Asia out of the Global Crisis? A Preliminary Empirical Investigation. No. 215. September.

Hur, S., S. Mallick, and D. Park. Fiscal Policy and Crowding Out in Developing Asia. No. 222. September.

Ito, T. Monetary Policy and Financial Stability: Is Inflation Targeting Passe? No. 206. July.

Jha S., S. Mallick, D. Park, and P. Quising. Effectiveness of Countercyclical Fiscal Policy: Time-Series Evidence from Developing Asia. No. 211. August.

Jha, S. and B. Ramaswami. How Can Food Subsidies Work Better? Answers from India and the Philippines. No. 221. September.

Jha S., D. Roland-Holst, and S. Sriboonchitta. Regional Trade Opportunities for Asian Agriculture. No. 191. February.

Jiang, Y. Private Sector Participation and Performance of Urban Water Utilities in the People's Republic of China. No. 237. December.

Jiang Y., L. Jin, and T. Lin. Higher Water Tariffs for Less River Pollution—Evidence from Min River and Fuzhou City, People's Republic of China. No. 201. May.

Jongwanich, J. Capital Flows and Real Exchange Rates in Emerging Asian Countries. No. 210. August.

Kawai, M. and G. Wignaraja. Asian FTAs: Trends, Prospects, and Challenges. No. 226. October.

Khor, N. and J. Pencavel. Evolution of Income Mobility in the People's Republic of China: 1991–2002. No. 204. June.

Kim, J. Past and Future of the Labor Force in Emerging Asian Economies. No. 218. September.

Kim S., J. Lee, and C. Park. The Ties that Bind Asia, Europe, and United States. No. 192. February.

Kim, S., D. Park, and J. Park. Productivity Growth across the World, 1991–2003. No. 212. August.

Kim Y. J. and A. Terada-Hagiwara. A Survey on the Relationship between Education and Growth with Implications for Developing Asia. No. 236. December.

Lee, J. and R. Francisco. Human Capital Accumulation in Emerging Asia, 1970–2030. No. 216. September.

Lee J. and K. Hong. Economic Growth in Asia: Determinants and Prospects. No. 220. September.

Lin T. Toward a Harmonious Countryside: The People's Republic of China's Rural Development Survey Results. No. 214. August.

Maligalig, D., R. Caoli-Rodriguez, A. Martinez, Jr., and S. Cuevas. Education Outcomes in the Philippines. No. 199. May.

Park, D. The Role of Fiscal Policy in Rebalancing Developing Asia's Growth. No. 223. October.

Park, D. H. and J. Park. Drivers of Developing Asia's Growth: Past and Future. No. 235. December.

Park, J. Projection of Long-Term Total Factor Productivity Growth for 12 Asian Economies. No. 227. October.

Rajan, Ramkishen S. The Evolution and Impact of Asian Exchange Rate Regimes. No. 208. July.

Ramayandi, A. and A. Rosario. Monetary Policy Discipline and Macroeconomic Performance: The Case of Indonesia. No. 238. December.

Son, H. Human Capital Development. No. 225. October.

Straub, S. and A. Terada-Hagiwara. Infrastructure and Growth in Developing Asia. No. 231. November.

Usui, N. and A. Abdon. Structural Transformation in the Kyrgyz Republic: Engineering Future Paths of Capability Accumulation. No. 200. May.

Vandenberg, P. Impact of Labor Market Institutions on Unemployment: Results from a Global Panel. No. 219. September.

Wang, J. A Multi-Factor Measure for Cross-Market Liquidity Commonality. No. 230. October.

Zhuang, J., E. de Dios, and A. Lagman-Martin. Governance and Institutional Quality and the Links with Economic Growth and Income Inequality: With Special Reference to Developing Asia. No. 193. February.

Journals

Asian Development Review. Vol. 27. No. 2. December.

Asian Development Review. Vol. 27. No. 1. June.

Special Studies

Indonesia: Critical Development Constraints. July.

Poverty, Inequality, and Inclusive Growth in Asia: Measurement, Policy Issues, and Country Studies. Edited by J. Zhuang. Co-published with Anthem Press. May.

ADB Briefs

Maligalig, D. and S. Cuevas. Is the Net Enrollment Rate Estimate of the Philippines Accurate? No. 2. July.

Park, D. and Y. Lommen. The Role of Fiscal Policy in Rebalancing the People's Republic of China. No. 3. August.

Flyers

Basic Statistics. May.

Using the Mixed Survey for Measuring the Informal Sector and Informal Employment Brochure. October.

INDEPENDENT EVALUATION DEPARTMENT

Reports/Reports Series

2009 Annual Report on Acting on Recommendations

2010 Annual Evaluation Review

Annual Report on 2009 Portfolio Performance

Evaluation Knowledge Brief: Reducing Carbon Emissions from Transport Projects

Impact Evaluation Study: Asian Development Bank's Assistance for Rural Electrification in Bhutan – Does Electrification Improve the Quality of Rural Life?

Special Evaluation Study: Asian Development Bank Support for Decentralization in Indonesia

Special Evaluation Study: Asian Development Bank's Support to Fragile and Conflict-Affected Situations

Special Evaluation Study: Indonesia: Has the Multi-subsector Approach Been Effective for Urban Services Assistance?

Special Evaluation Study: Post-Completion Sustainability of Asian Development Bank-Assisted Projects

Special Evaluation Study: Water Policy and Related Operations

Synthesis of Evaluation Findings: Performance of ADB Assistance to Agriculture and Natural Resources – Evidence from Post-Completion Evaluations

Awareness-Raising and Multimedia Materials

IED Brochure

Learning Curves

- ADB Assistance for PPPs in Infrastructure Development
- ADB Support for Decentralization in Indonesia
- ADB's Contribution to Inclusive Development through Assistance for Rural Roads
- ADB's Technical Assistance for Justice Reform
- Agriculture and Natural Resources Sector in Nepal
- Agriculture and Rural Development Sector in Cambodia
- Bangladesh Country Assistance Program Evaluation
- Bhutan: Energy Sector
- Cambodia: Growth and Sector Reforms
- Country Assistance Program Evaluation (CAPE) for Bhutan
- Country Assistance Program Evaluation for Viet Nam
- Does Electrification Improve Quality of Rural Life? ADB's Assistance for Rural Electrification in Bhutan
- Gender and Development: Relevance, Responsiveness and Results
- Greenhouse Gas Implications of ADB's Energy Sector Operations
- Has the Multi-subsector Approach been Effective for Urban Services Assistance in Indonesia?
- Impact of Rural Water Supply and Sanitation in Punjab, Pakistan
- Policy Implementation and Impact of Agriculture and Natural Resources Research

Public Sector Reforms in the Pacific: Enhancing Results through Ownership, Capacity, and Continuity
Reducing Carbon Emissions from Transport Projects
Transport Sector in Cambodia—Focusing on Results
Urban Services and Water Supply and Sanitation Sector in Viet Nam

Video Clips
ADB's Assistance for Public–Private Partnerships in Infrastructure Development
ADB's Assistance for Rural Electrification in Bhutan: Does Electrification Improve the Quality of Rural Life?
Greenhouse Gas Implications of ADB's Energy Sector Operations
Reducing Carbon Emissions from Transport Projects

Book
Making Microfinance Work: Evidence from Evaluations

OFFICE OF ADMINISTRATIVE SERVICES

Awareness-Raising and Multimedia Materials
Abstracts of Insights Thursday
iLink Digest
iLink Monthly Summaries for education, environment, finance, infrastructure, and regional cooperation
New Acquisitions List
Private sector Investment Climate for Infrastructure
Process Improvement on Vital Records and Cost–Benefit Analysis on Consolidating Microfilming Services

Operational Report
eStar 1-year Milestone Report citing accomplishments and financial savings

OFFICE OF ANTICORRUPTION AND INTEGRITY

Anticorruption and Integrity: Policies and Strategies
Report to the President, Office of Anticorruption and Integrity Annual Report 2009

OFFICE OF REGIONAL ECONOMIC INTEGRATION

Flagship Study
Asian Development Bank. *Institutions for Regional Integration: Toward an Asian Economic Community.* www.aric.adb.org/pdf/Institutions_for_Regionalization_Web.pdf; www.adb.org/documents/books/institutions-regional-integration/default.asp

Books
Capannelli, Giovanni and Jayant Menon (ed.). *Dealing with Multiple Currencies in Transitional Economies: The Scope for Regional Cooperation in Cambodia, the Lao People's Democratic Republic, and Viet Nam.*
Plummer, Michael G., David Cheong, and Shintaro Hamanaka. *Methodology for Impact Assessment of Free Trade Agreements.*

Reports/Report Series
ASEAN+3 Asian Bond Markets Initiative Group of Experts. Report for Task Force 4 (Cross-Border Bond Transactions and Settlement Issues). https://wpqr1.adb.org/LotusQuickr/asean3goe/Main.nsf/h_Toc/4A2E7BF718270DBF48257729000C4CE5/?OpenDocument
Asia Bond Monitor (March, Summer edition, October, and November). http://asianbondsonline.adb.org/
Asia Capital Markets Monitor (May). http://asianbondsonline.adb.org/
Asia Economic Monitor (July and December). http://aric.adb.org/asia-economic-monitor/
Key Proposals for Harnessing Business Opportunities in South Asia (ADB and the Federation of Indian Chambers of Commerce and Industry). http://aric.adb.org/pdf/FICCI-ADB_Issue_Paper%203-Mar-10.pdf
Report on the Future Global Reserve System (ADB and Earth Institute, Columbia University). http://aric.adb.org/grs/reports.php

Working Papers
ADB Working Paper Series on Regional Economic Integration
Adams, Charles, Hoe Yun Jeong, and Cyn-Young Park. Asia's Contribution to Global Rebalancing. No. 58. September.
Alba, Joseph, Jung Hur, and Donghyun Park. Do Hub-and-Spoke Free Trade Agreements Increase Trade? A Panel Data Analysis. No. 46. April.
Arner, Douglas W. and Cyn-Young Park. Global Financial Regulatory Reforms: Implications for Developing Asia. No. 57. September.
Arner, Douglas W. and Lotte Schou-Zibell. Responding to the Global Financial and Economic Crisis: Meeting the Challenges in Asia. No. 60. October.
Athukorala, Prema-chandra. Production Networks and Trade Patterns in East Asia: Regionalization or Globalization? No. 56. August.
Athukorala, Prema-chandra and Jayant Menon. Global Production Sharing, Trade Patterns, and Determinants of Trade Flows in East Asia. No. 41. January.
Chand, Satish. Shaping New Regionalism in the Pacific Islands: Back to the Future? No. 61. October.
Cheong, David. Methods for Ex Ante Economic Evaluation of Free Trade Agreements. No. 52. June.
Cheong, David. Methods for Ex Post Economic Evaluation of Free Trade Agreements. No. 59. October.
Dent, Christopher M. Organizing the Wider East Asian Region. No. 62. November.
Desai, V.V. The Political Economy of Regional Cooperation in South Asia. No. 54. July.
Hamanaka, Shintaro. Institutional Parameters of a Region-Wide Economic Agreement in Asia: Examination of Trans-Pacific Partnership and ASEAN+α Free Trade Agreement Approaches. No. 67. November.
Hamanaka, Shintaro. Regionalism Cycle in Asia(-Pacific): A Game Theory Approach to the Rise and Fall of Asian Regional Institutions. No. 42. February.
Hamanaka, Shintaro, Aiken Tafgar, and Dorothea Lazaro. Trade Facilitation Measures Under Free Trade Agreements: Are They Discriminatory Against Non-Members? No. 55. July.
Hill, Hal and Jayant Menon. ASEAN Economic Integration: Features, Fulfillments, Failures, and the Future. No. 69. December.
Hix, Simon. Institutional Design of Regional Integration: Balancing Delegation and Representation. No. 64. November.
Hong, Kiseok and Hsiao Chink Tang. Crises in Asia: Recovery and Policy Responses. No. 48. April.
Kelley, Judith. The Role of Membership Rules in Regional Organizations. No. 53. June.
Loser, Claudio, Miguel Kiguel, and David Mermelstein. A Macroprudential Framework for the Early Detection of Banking Problems in Emerging Economies. No. 44. March.
Mai, Yin Hua, Philip Adams, Peter Dixon, and Jayant Menon. The Awakening Chinese Economy: Macro and Terms of Trade Impacts on 10 Major Asia–Pacific Countries. No. 66. November.
Nesadurai, Helen E.S. Labor and Grassroots Civic Interests in Regional Institutions. No. 63. November.
Park, Cyn-Young, Ruperto Macuja, and Josef Yap. The 2008 Financial Crisis and Potential Output in Asia: Impact and Policy Implications. No. 45. April.
Park, Donghyun and Mario Arturo Ruiz Estrada. A New Multi-Dimensional Framework for Analyzing Regional Integration: Regionial Integration Evaluation (RIE) Methodology. No. 49. May.
Schou-Zibell, Lotte, Jose Ramon Albert, and Lei Lei Song. A Macroprudential Framework for Monitoring and Examining Financial Soundness. No. 43. March.
Schou-Zibell, Lotte and Srinivasa Madhur. Regulatory Reforms for Improving the Business Environment in Selected Asian Economies—How Monitoring and Comparative Benchmarking Can Provide Incentive for Reform. No. 40. January.
Takagi, Shinji. Regional Surveillance for East Asia: How Can It Be Designed to Complement Global Surveillance? No. 50. May.
Tang, Hsiao Chink, Philip Liu, and Eddie C. Cheung. Changing Impact of Fiscal Policy on Selected ASEAN Countries. No. 70. December.
Voeten, Erik. Regional Judicial Institutions and Economic Cooperation: Lessons for Asia? No. 65. November.
Wang, Yong. Evolving Asian Power Balances and Alternate Conceptions for Building Regional Institutions. No. 68. December.

Wang, Zhi, Shang-Jin Wei, and Anna Wong. Does a Leapfrogging Growth Strategy Raise Growth Rate? Some International Evidence. No. 47. April.
Warr, Peter, Jayant Menon, and Arief Anshory Yusuf. Poverty Impacts of Government Expenditure from Natural Resource Revenues. No. 51. June.

OFFICE OF THE COMPLIANCE REVIEW PANEL

Accountability Mechanism brochure
BCRC Annual Report
Compendium on accountability and compliance and the use of country systems (IAMnet online discussion materials)
Compliance Review brochure
Compliance Review Quarterly (e-newsletter)
Compliance Review: A Guide to the Compliance Review Process and Filing a Request for Compliance Review
CRP Annual Report
CRP's annual monitoring reports, including lessons learned
Filing a Request for Compliance Review
Knowledge Showcase – Lessons learned from compliance review of the Chashma Right Bank Irrigation (Phase III) project
Online video on the Accountability Mechanism

OFFICE OF THE SPECIAL PROJECT FACILITATOR

A Complaint on an ADB-Supported Project and How It Was Resolved
Animated Video, A Complaint on an ADB-Supported Project and How It Was Resolved
Complaint Handling in the Rehabilitation of Aceh and Nias (Bahasa Indonesia version)
Consultation Phase Brochure
Designing and Implementing Grievance Redress Mechanisms: A Guide for Implementors of Transport Projects in Sri Lanka
Flash presentation, National Highway Development Sector Investment Program in Pakistan
Flash presentation, OSPF Outreach Experiences
Information Guide to the Consultation Phase
OSPF Annual Report
The OSPF Consultation Primer
Training Manual on Complaint-Handling Mechanisms in Development Projects

PACIFIC DEPARTMENT

Awareness-Raising and Multimedia Materials
ADB's Pacific Subregional Office in Suva Brochure
Pacific Department 2009 Compendium of Knowledge Products
Pacific Climate Change Program flyer
Papua New Guinea Development Effectiveness Brief
Samoa Development Effectiveness Brief

Briefs
Learning from Fisheries Centers in Pacific Islands (Oct 2010/001)
Increasing Returns from Fisheries: Do's and Don'ts for Policy Makers (Oct 2010/002)
Fisheries and Climate Change (Oct 2010/003)
Fisheries and Fuel Prices (Oct 2010/004)

Newsletter
Pacific PSD Quarterly Issue No. 1

Reports/Report Series
ADB's Pacific Approach 2010–2014
Fisheries in the Economies of the Pacific Island Countries and Territories
Mainstreaming Climate Change in ADB Operations
Pacific Economic Monitor (February 2010)
Pacific Economic Monitor (August 2010)
Pacific Economic Monitor (December 2010)
Pacific Private Sector Development Initiative: Annual Progress Report 2009
Responding to Climate Change in the Pacific: Moving From Strategy to Action
Solomon Islands 2010 Economic Report
State Performance and Capacity in the Pacific
Taking Control of Oil: Managing Dependence on Petroleum Fuels in The Pacific
The Political Economy of Economic Reform in the Pacific: Executive Summary
Transparency to the People: Using Stakeholder Participation in the Public Sector Reform of Nauru and the Marshall Islands
Vanuatu Economic Report 2009 Executive Summary (English version)
Vanuatu Economic Report 2009 Executive Summary (French version)
Vanuatu Economic Report 2009: Accelerating Reform (Main Report)
Weaving Social Safety Nets

REGIONAL AND SUSTAINABLE DEVELOPMENT DEPARTMENT

ADB Briefs
Civil Society Briefs (for Armenia, Tajikistan, and Uzbekistan)
Climate Change in Central Asia and West Asia: At the Crossroads of Climate Change (with CWRD)
Climate Change in East Asia: Staying on Track for a More Sustainable Future (with EARD)
Climate Change in South Asia: Strong Responses for Building a Sustainable Future (with SARD)
Climate Change in Southeast Asia: Focused Actions on the Frontlines of Climate Change (with SERD)
Climate Change in the Pacific: Stepping Up Responses in the Face of Rising Impacts (with PARD)

Awareness-Raising and Multimedia Materials
Adapting to Climate Change: ADB's Transport Work
ADB Sustainable Development Timeline
ADB/OECD Anticorruption Initiative for Asia and the Pacific Newsletter No. 13
ADB's Olivier Serrat Talks with Channel NewsAsia about the Power of Stories in the Workplace
Beyond: Stories and Sounds from ADB's Region
Breaking Ground with an Age-Old Technique
Carbon Market Program Brochure
CDM Briefs
- Series No.1 – Clean Development Mechanism, Overview
- Series No.2 – Clean Development Mechanism, Key Elements
- Series No.3 – Additionality for Very Small-Scale Renewable Energy and Energy Efficiency Projects
- Series No.4 – Regional Distribution of Clean Development Mechanism Projects

CDM Project Brief – Dagachhu Hydropwer Project, First Cross-Border Clean Development Mechanism Initiative
Challenges and Opportunities for Social Protection in the Lao PDR
Changing Course (coffee table book) – previously entitled Urban Transport Problems and Solutions
Child and Families Protection in Post-Conflict-Affected Areas of Nepal
Collaboration Mechanisms
Community-Based Early Childhood Care and Development in Viet Nam
CSO Web Review (Issues 1–12)
Developing the Microinsurance Sector in Sri Lanka
Energy and Water Fact Sheet
Energy for All
Energy for All Initiative flyer
Evaluation, Knowledge Management, and Organizational Learning for Development
FM Newsletter (Issues 1–3)
Giving Climate Change its Due Attention
Handle with Knowledge posters (5)
Implementing Pension Reforms in India
In Focus
- ADB and Civil Society (updated)
- Disaster Risk Management (updated)
- Governance (updated)
- Knowledge Solutions (updated)
- Communities of Practice (updated)

Intersections eNewsletter: (3 quarterly issues in 2010)
Knowledge Capture and Storage
Knowledge Sharing and Learning
Knowledge Showcases
- Boosting Aquaculture Livelihoods in Post-Disaster Aceh, Indonesia
- Building Narrative Capacity in ADB
- Chashma: A Case Study in Compliance
- Climate Proofing Timor-Leste's Roads
- Customizing a Decentralized Sanitation Solution for Viet Nam's Periurban Areas
- Making Connectivity Work: Contract Growing Along the Lao–Thai Border
- Managing Climatic Risks with Adaptation
- Post-Disaster Action Planning
- Raising Farmer Incomes through High-Value Crops

knowledge@ADB (9 monthly issues from April–December 2010)
Landmark Forum Charts Directions for Food Security
Management Techniques
Partnership Newsletter (Issues 1–6)
Poverty Matters (e-newsletter, 4)
Promoting Clean Energy in Asia and the Pacific: Energy Security, Access, and Low Carbon Development
Protecting the Health Status of the Poor during the Financial Crisis in Mongolia
Protecting Vulnerable Women and Children in Nepal
Putting Knowledge Solutions to Work
Reflections and Beyond Postcard
Reforming Asia's Pension Systems
Strategy Development
Strengthening Social Services Delivery Program in Georgia
Strengthening the Antipoverty Effects of Welfare Service Programs in the People's Republic of China
Supporting the Safety Net Programs for Food Security in Bangladesh
Toward an Improved Public Employment Service System in the Western Region of the People's Republic of China

Books

ADB: Reflections and Beyond
Asian Environment Outlook 2010: Green Growth, Resources and Resilience (Preview Report)
Ho Chi Minh City Adaptation to Climate Change: Summary
Knowledge Management on Air Quality: Case Studies
Learning in Development
Poverty and Sustainable Development in Asia: Impacts and Responses to the Global Economic Crisis

Operational Reports

Education by 2020: A Sector Operations Plan
Financial Due Diligence Retrospective Report 2008–2009
Public–Private Partnerships in ADB Education Lending, 2000–2009
Strengthening Inclusive Education

Reports

Engaging Private Sector Capital at Scale in Financing Low Carbon Infrastructure in Developing Countries
2010 Learning for Change Survey
2010 MDG Report
ADB Assistance in ICT for Development: ICT for Development: ADB Experiences
ADB–CSO Cooperation Annual Report 2010
Assessment of ADB's Knowledge Management Implementation Framework
Bangladesh Country Gender Assessment (with SAOD)
Civil Society Concerns Paper
Clean Energy Financing Partnership Facility: Annual Report: January to December 2009
Clean Energy Financing Partnership Facility: Semiannual Progress Report: January to June 2010
Clean Energy in Asia: Case Studies of ADB Investments in Low-Carbon Growth
Climate Change Fund Report 2009
Climate Instruments for the Transport Sector (previously entitled Post-2012 Mechanisms for Transport)
Every Drop Counts—Learning from Good Practices in Eight Asian Cities
Gender Equality Results
- Bangladesh Case Studies (with SAOD)
- Nepal Case Studies (with SAOD)

Gender Equality Results in ADB Projects
- Indonesia Country Report
- Mongolia Country Report
- Regional Synthesis of Rapid Gender Assessments in Indonesia, Mongolia, Sri Lanka, and Viet Nam
- Sri Lanka Country Report
- Viet Nam Country Report

Good Practices for Urban Water Management in Asia (Final Report)
Overview of Gender Equality and Social Inclusion in Nepal (with SAOD)
Pacific MDG Workshop Report
Parking Policy in Asia (Working Paper)
Proceedings of the Regional Workshop on Social Assistance and Conditional Cash Transfers
Publication on Asian Innovation Policy Practices
Rethinking Transport and Climate Change
Review of ADB Assistance for Public–Private Partnerships in Infrastructure Development (1998–2008)
Survey of Demand for ADB Knowledge Products through Resident and Regional Missions
Study of ADB's Knowledge Taxonomy
The Criminalization of Bribery in Asia and the Pacific: Frameworks and Practices in 28 Asian and Pacific Jurisdictions (Thematic Review)
The Criminalization of Bribery in Asia and the Pacific: Proceedings of the Regional Seminar on Criminalization of Bribery
Workability Index in Asia (Working Paper)

Training and Instructive Materials

Addressing Climate Change in Asia and the Pacific: Impacts on Food, Fuel, and People
Advancing Roles and Functions for Knowledge Management Coordination
Advancing the Development of Knowledge Partnership Guidelines
An Appreciative Inquiry Cameo
Climate Change ADB Programs: Strengthening Adaptation and Mitigation in Asia and the Pacific
Development of National REDD+ Strategies in Asia and the Pacific – Progress and Challenges
Enriching Policy with Research
Essentials of Knowledge Partnerships
Focused Action: Priorities for Addressing Climate Change in Asia and the Pacific (Main Report and Highlights)
Forests, People, Climate, and Land Use: ADB's REDD+ Program
Generic Learning Outcomes from Site Visits
Guidance Note for Education Sector Risk Assessment
Guidance Note for Road Transport Risk Assessment
Guidance on Financial Reporting for SMEs
Guidance on Project Sustainability
Key Messages for Policy Makers
Knowledge Management and Learning Series
- Learning from Evaluation
- Reflective Practice
- Learning in Teams

Knowledge Sharing and Learning for Health
Knowledge Solutions
- A Primer on Corporate Values
- A Primer on Social Neuroscience
- A Primer on Talent Management
- Bridging Organizational Silos
- Crafting a Knowledge Management Results Framework
- Design Thinking
- E-Learning and the Workplace
- Embracing Failure

Engaging Staff in the Workplace
Enriching Knowledge Management Coordination
Enriching Policy with Research
Forestalling Change Fatigue
Harvesting Knowledge
Informal Authority in the Workplace
Leading Top Talent in the Workplace
Marketing in the Public Sector
New-Age Branding and the Public Sector
Seeding Knowledge Solutions Before, During, and After
Seeking Feedback on Learning for Change
Showcasing Knowledge
Social Media and the Public Sector
Sparking Innovations in Management
Sparking Social Innovations
Taxonomies for Development
The Critical Incident Technique
The Future of Social Marketing
The Perils of Performance Measurement

Latest Trends in Independent Evaluation in ADB
Learning for Change Primer
Building a Learning Organization
Communities of Practice: Passing the Fitness Test
Designing Knowledge Partnerships Better
Leveraging Knowledge with ICT
Managing Knowledge at Work
Understanding Knowledge Management and Learning Essentials

Learning to Manage with Knowledge
Leveraging Learning in Evaluation
Linking Research to Practice
Picking Investments in Knowledge Management
Technical Note on Strengthening PFM through Fixed Asset Management

Working Papers

Climate Governance: Ensuring a Collective Commitment to a Low Carbon, Climate Resilient Future
Developing Disaster Risk Finance at ADB within a DRM–CCA Framework
Fuelling Transparency and Accountability in the Natural Resources and Energy Markets
Integrating Disaster Risk Management and Climate Change Adaptation in ADB
Restoring Trust: Global Action for Transparency and Control of Corruption
RSDD Working Paper No. 15 – Food Security in Asia and the Changing Role of Rice
RSDD Working Paper No. 16 – Food and Nutrition Security Status in India: Opportunities for Investment Partnerships
Strengthening Global Action for an Accountable Corporate World: Restoring Trust in Business
Various papers on the environments of the poor

Additional Knowledge Products from ERD:

Training and Instructive Material

A Handbook on Using the Mixed Survey for Measuring Informal Employment and the Informal Sector Using the Mixed Survey for Measuring the Informal Sector and Informal Employment Brochure

Communities of Practice

Education

Operational Report

Education by 2020 – A Sector Operations Plan

Training and Instructive Materials

Strengthening Inclusive Education
Training and Instructive Material: Public–Private Partnerships in ADB Education Lending 2000–2009

Energy

Online Database Portal: ENERcall, the online portal of the Energy CoP that contains databases of
Knowledge output from Energy TAs, 2005–2009
Country energy sector data
Peer reviews of ADB energy sector projects, 2010
Global Renewable Projects
Presentations and reference documents from internal and external conferences, workshops, and learning sessions (e.g., BTORs, powerpoint presentations, conference materials)

Awareness-Raising and Multimedia Material

Asia Solar Energy Initiative Primer

Environment

Book

Asian Environment Outlook – Green Growth, Resources and Resilience

Gender Equity

Training and Instructive Materials

Gender Checklist on Transport
Gender Checklist on Public Sector Management

Public Management and Governance

Training and Instructive Materials

Guidance Note – Education Sector Risk Assessment (completed)
Guidance Note – Road Transport Subsector Risk Assessment (completed)

Report/Operational Report

Governance Stocktake and 15-year strategic review of ADB's governance portfolio and program (first draft completed)

Strategy, Policy, and Administrative Documents

Policy Note – Impact of Fiscal Decentralization: Issues in Theory and Challenges in Practice (draft completed)
Policy Note – Fiscal Decentralization in Asia: Challenges and Opportunities (draft completed)
Policy Note – Taxation in Asia (draft completed)

ADB Briefs

Governance Brief Issue No. 19 – A Political Economy Analyses of the Roll-On–Roll-Off Terminal System ("RoRo") in the Philippines (draft for completion in December)
Governance Brief Issue No. 20 – Social Accountability and Governance Risk Assessments (revised draft for completion in December)
Governance Brief Issue No. 21 – Does Decentralization Improve Local Service Delivery? Quantitative and Survey Results from Camarines Norte Province in the Philippines (draft completed)

Transport

Strategy, Policy, and Administrative Document

Connecting Greater Mekong Subregion Railways: A Strategic Framework, Southeast Asia Department

Awareness-Raising and Multimedia Materials

Toolkit for Urban Transport (Bus Transport) through Public Private Partnerships for the State of Maharashtra
Freedom to Grow: Impact Stories from the Philippines
Focused Action – Priorities for Addressing Climate Change in Asia and the Pacific
NAMAs in the Transport Sector: Case Studies from Brazil, Indonesia, Mexico, and People's Republic of China. ADB and IADB

Reports

Bridges across Oceans – Initial Impact Assessment of the Philippines Nautical Highway System and Lessons for Southeast Asia (with The Asia Foundation)
Reducing Carbon Emissions from Transport Projects. Narendra Singru, IED, ADB

Urban

Books: Urban Development Series

Awareness-Raising and Multimedia Materials: Urban Innovations and Best Practices
Eco-City Development – New and Sustainable Way Forward?
Financing Mechanism
Financing Urban Development in the PRC
Municipal Solid Waste Treatment: Case Study of PPPs in Wenzhou
Rebuilding Lives and Homes in Aceh and Nias, Indonesia
Retrofitting Sustainable Urban Development Practices – Renewable Energy
Retrofitting Sustainable Urban Development Practices – Urban Public Transport
Unleashing Economic Growth – Region-based Urban Development Strategy for Nepal
Urban Development Policy of IND (Part 1) – Mobility of People by Bus Rapid Transit
Urban Development Policy of IND (Part 2) – Corridor Densification by Floor Space Index-linked Land Use Control and Infrastructure
Urban Public Transport – Case Study of PPP in Beijing
Urban Water Supply – Case Study of PPPs in Maanshan
Wastewater Treatment – Case Study of PPPs in Shanghai

Operational Report: Research Studies

Guide to Increasing the Climate Resilience of Urban Water Infrastructure: Case Study of Wuhan City, PRC
Rapid Economic Assessment Toolkit for Developing Cities
Solid Waste Management Assessment in Pakistan

Water

Books

Economics of Sanitation Initiative – Cost–Benefit Analysis of Improved Sanitation in Southeast Asia and South Asia (commissioned to Water and Sanitation Program)
Every Drop Counts (summary compilation of good practices in urban water management in eight Asian cities)
Managing Water in Asia's River Basins (commissioned to IUCN)
The Issues and Challenges of Reducing Non-Revenue Water

Working Papers

Accessing Available Freshwater: Expanded Capture and Storage
Adapting to Climate Change: Flood Protection to 2030
Basin Planning and Management: An Asian Scorecard
Clean Up Costs: Expanding Investments
Cleaning Utility Balance Sheets: Attracting Investments
Energy in Water: The Case for a Smaller Footprint
From Loss to Profit: Structural Transformation via Reduced Non-Revenue Water
Legislating Clean Water: Getting the Laws to Work Better
Less Water, More Food: Solutions for Enhanced Productivity
Small Scale Irrigation: Is this the Future?
Technologies in Irrigated Agriculture: Costs and Benefits
Wastewater Reuse: Scale, Technologies, and Prospects

Awareness-Raising and Instructive Material

Expert-Based Sanitation Decision Support System Phase 1 (commissioned to UNESCO-IHE Institute for Water Education)

SOUTH ASIA DEPARTMENT

Books/Book Chapters

Agriculture, Food Security and Rural Development. Oxford University Press
An Assessment of Demand for Improved Household Water Services in South West Sri Lanka
Lessons from Private Sector Participation in Water Supply and Sanitation Sector in Developing Countries
Unleashing Economic Growth: Region-Based Urban Development Strategy for Nepal. June.

Reports/Report Series

An Assessment of Recent Tax Reforms in Bangladesh
Climate Change Adaptation in Himachal Pradesh Sustainable Strategies for Water Resources
Climate Change in South Asia: Strong Responses for Building a Sustainable Future
Competitive Cities (November 2010)
Contracts for Public–Private Partnership (GoI–ADB PPP Initiative Knowledge Series)
Cross Sectoral Implications of Biofuel Production and Use in India
Environment Assessment (Bangladesh)
Evaluating the Public Resource Management Program in Assam using a Synthetic Control Group
Financial Sector Reforms in South Asia
Fiscal Decentralization and Fiduciary Risks: A Case Study of Local Governance in Nepal
Food Security Papers
Gender Equality Results Case Studies:
- Bangladesh
- Bhutan
- Maldives
- Sri Lanka

The Global Financial Crisis: Impact on Asia and Emerging Consensus
Global Financial Crisis: The Way Forward
Impact Stories from Bangladesh: A Portrait of Development
Impact Stories from Bhutan: The Drive for Development
Impact Stories from Nepal: Inclusive Growth
Improving Health and Education Service Delivery through Public–Private Partnerships (KPMG Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Institutional and Political Economy Analysis of Social Protection in Nepal
Natural Gas Pricing in Bangladesh: A Preliminary Assessment
The Political Economy of Reform Process in Nepal: Experience of the Finance Sector in 2010
Position Paper on Ports and Private Sector Participation (India) (GoI–ADB PPP Initiative Knowledge Series)
Poverty Assessment in Bangladesh
PPP Knowledge Series
- Health and Education
- Legal Contracts
- Urban Water

PPP Projects under Structuring
Private Sector Assessment: The Case of Bangladesh
Proceedings of the Study Tour Program on Water Services Management to Penang Water Utility (April 2010)
Proceedings of the International Conference on Promoting Local Economic Development (February 2010)
Product Innovations for Financing Infrastructure in India. A Study of Indian Debt Markets
Risk Assessment and Risk Management (Bangladesh)
SAARC Regional Energy Trade Study
Scoping Study for Integrated Water Resources Management in Karnataka
Scoping Study to Climate Change Adaptation-focused Sustainable Water Resources Strategy for Himachal Pradesh
Strengthening Capacity for Climate Change Adaptation (Sri Lanka)
Toolkit for Public Private Partnership in Urban Water Supply for Maharashtra (CRISIL Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Toolkit for Urban Transport (Bus Transport) through Public Private Partnerships for the State of Maharashtra (CRISIL Assisted Study under GoI–ADB PPP Initiative Knowledge Series)
Understanding Poverty in India

Journal

Technical Efficiency of Sawmilling and Conservation of Natural Forests: Evidence from Sri Lanka

Briefs/Notes

Bangladesh: Development Effectiveness Brief: A Partnership for Progress
Bangladesh Quarterly Economic Update (4)
Case Studies (2): Snapshots of PPP Projects (Solid Waste Management – Guwahati Assam, Modernization of Taraporewala Aquarium – Mumbai)
Flash Note 8: What is Happening to Food Prices in India? – A review of its determinants and possible policy responses
Flash Note 9: Trade Facilitation in South Asia: Why it Matters Most
Flash Note 10: Determinants of the Stock Price Surge in Bangladesh and Sri Lanka
India Economic Bulletin January–March 2010
Nepal: Development Effectiveness Brief
Nepal Economic Updates (3)
Notes from the Field (5): Snapshots of Pilot PPP Projects being Developed (NRW Reduction in Madhya Pradesh, Life Dignified: Shelters for the Homeless, Kolhapur Sewage Treatment Plant, Gyanodaya: Voucher School Programme in Rajasthan, Gwalior Hospital Project)
Notes on a Political Economy Approach to Improve the Impact of Development Programs and Projects

Working Paper

The Impact of the Global Crisis on South Asia. South Asia Working Paper Series 1. February.

Awareness-Raising and Multimedia Materials

ADB India Newsletter (quarterly)
Bangladesh Economic Indicators Update
Bulletin 3P: Sharing Knowledge on PPP Projects, Events, and Activities (2 issues)
Capacity Building Program for Executing Agency Staff
  Environmental Safeguards (Module on CD)
  Social Safeguards (Module on CD)
Gender and Development brochure
Newsletter on PPP Activities
RCI News Alert
RETA 6480 Subproject workshop on Scoping for the Proposed South Asia Pension Forum
Presentation on Electricity Sector Reforms: Expectations and Reality (Memorial University of Newfoundland, Canada, Sept 2010)
Presentation on Introduction of "Revenue Administration Management Information System (RAMIS)" into Partner Countries
Presentation on Transition to Independent Regulation: Challenges in the Energy Sector (Bangladesh Energy Regulators, Asian Institute of Technology, Bangkok, June 2010)
South Asia Seminar Series
  Biofuels for India: Policy, Economics and Way Forward. No. 43.
  Commercialization of Microfinance. No. 41.
  Gender at Work in SARD. No. 39.
  Governance Risk Assessment in ADB Programs/Projects. No. 38.
  Harnessing Economic Corridor, Trade, and Regional Integration Benefits. No. 37.
  Harnessing South Asian Tourism Potential for Inclusive and Sustainable Growth. No. 36.
  Mirror Mirror the wall: Why am I not the fairest of them all? Issues of malgovernance in SARD Countries. No. 44.
  New Labor Split Data. No. 40.
  PPP and Agriculture: Lessons Learned from the Design of the Agribusiness Infrastructure Development Investment Program in India. No. 42.
  Resilience of Remittance Inflows to Nepal in FY2009 and Emerging Signs of the 'Dutch Disease.' No. 35.
  Role of Fiscal Policy in Boosting Growth: Preliminary Evidence in Developing Asia. No. 34.

Strategy, Policy, and Administrative Documents

Background papers on Regional Cooperation Strategy
Country Gender Assessment Bangladesh
Overview of Gender Equality and Social Inclusion in Nepal
Regional Cooperation Strategy (RCS) 2006–2008 Completion Report
Unleashing Economic Growth: Region-Based Urban Development Strategy for Nepal (June 2010)
Urban Development Policy of India (Part 1): Mobility of People by Bus Rapid Transit (April 2010)
Urban Development Policy of India (Part 2): Corridor Densification by Floor Space-Index Linked Land Use Control and Infrastructure Financing Mechanism (April 2010)

SOUTHEAST ASIA DEPARTMENT

Books

An Agenda for High and Inclusive Growth in the Philippines
Bridges across Oceans: Initial Impact Assessment of the Philippines Nautical Highway System and Lessons for Southeast Asia
Central Government Spending in the Regions – Fiscal Decentralization in Indonesia Series Paper No. 2
Connecting Greater Mekong Subregion Railways: A Strategic Framework
For Life, With Love: Training Tool for HIV Prevention and Safe Migration in Road Construction Settings and Affected Communities
Gender Equality Results in ADB Projects: Indonesia Country Report
Gender Equality Results in ADB Projects: Viet Nam Country Report
Ho Chi Minh City Adaptation to Climate Change: Summary Report
Lessons from the Northern Economic Corridor: Mitigating HIV and Other Diseases
Making a Difference in Mindanao
Practice Guidelines for Harmonizing HIV Prevention Initiatives in the Infrastructure Sector: Greater Mekong Subregion
Rebuilding Lives and Homes in Aceh and Nias, Indonesia
Sanitation Finance in Rural Cambodia
Sharing Growth and Prosperity: Strategy and Action Plan for the Greater Mekong Subregion Southern Economic Corridor
Social Impact of the Global Financial Crisis in the Philippines
Strategy and Action Plan for the Greater Mekong Subregion East–West Economic Corridor
Strategy and Roadmap for Devolving the Property Tax – Fiscal Decentralization in Indonesia Series Paper No. 1
Toward Sustainable and Balanced Development: Strategy and Action Plan for the Greater Mekong Subregion North–South Economic Corridor
Towards a Social Protection Strategy for the Poor and Vulnerable
Understanding Sub-National Government Proliferation and Options for Reform – Fiscal Decentralization in Indonesia Series Paper No. 3
Water: Vital for Viet Nam's Future

Working Papers and Policy Notes

Advancing Competition Policy In Cambodia. January.
Tax Reforms towards Fiscal Consolidation: Policy Options for the New Administration. July.
Philippines Urban Sector Assessment, Strategy and Roadmap. October.
Transforming the Philippine Economy: "Working on Two Legs." October.
Policy Mix to Manage Increasing Capital Inflows to Indonesia.
Philippines Quarterly Economic Updates. April, July, October.

Operational Report

Country Portfolio Performance Review Background Paper

Awareness-Raising and Multimedia Materials

Cambodia: Building Solid Physical and Social Infrastructure
Freedom to Grow: Impact Stories from the Philippines
Lao People's Democratic Republic: At the Crossroads of Change
The Heart of Development: Impact Stories from Cambodia

APPENDIX 15
Evaluation Results for Sovereign Loans

Table A15.1
Evaluation Results[a] for Sovereign Operations by Country, Cumulative from Evaluation Year 1973–2010

Country	Total Rated Projects and Programs (no.)	Proportion (%)		
		HS/GS/S	PS	US
Afghanistan	4	75.0	25.0	0.0
Armenia	1	100.0	0.0	0.0
Azerbaijan	1	100.0	0.0	0.0
Bangladesh	111	59.5	32.4	8.1
Bhutan	13	76.9	15.4	7.7
Cambodia	23	87.0	13.0	0.0
China, People's Republic of	87	87.4	8.0	4.6
Georgia	2	100.0	0.0	0.0
India	45	64.4	28.9	6.7
Indonesia	192	62.5	30.7	6.8
Kazakhstan	10	60.0	40.0	0.0
Kyrgyz Republic	20	75.0	25.0	0.0
Lao People's Democratic Republic	47	70.2	25.5	4.3
Malaysia	57	64.9	29.8	5.3
Maldives	10	80.0	10.0	10.0
Mongolia	27	63.0	29.6	7.4
Myanmar	11	63.6	27.3	9.1
Nepal	77	57.1	32.5	10.4
Pacific DMCs	104	46.2	35.6	18.3
Pakistan	151	51.7	34.4	13.9
Papua New Guinea	40	32.5	57.5	10.0
Philippines	125	47.2	36.0	16.8
Sri Lanka	80	57.5	36.3	6.3
Tajikistan	14	92.9	7.1	0.0
Thailand	64	89.1	10.9	0.0
Uzbekistan	13	53.8	38.5	7.7
Viet Nam	42	83.3	14.3	2.4
Graduate Economies[b]	61	86.9	11.5	1.6
Total	**1,432**	**63.1**	**28.5**	**8.4**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; DMC = developing member country.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project/program completion reports (PCRs), PCR validation reports (PCRVRs), and project/program evaluation reports (PPERs) using PCRVR or PPER ratings in all cases where both PCR and PCRVR or PPER ratings are available.
b Hong Kong, China; Republic of Korea; and Singapore.

Table A15.2
Evaluation Results[a] for Sovereign Operations by Sector, Cumulative from Evaluation Year 1973–2010

Country	Total Rated Projects and Programs (no.)	Proportion (%)		
		HS/GS/S	PS	US
Agriculture and Natural Resources	368	46.2	39.4	14.4
Education	106	72.6	24.5	2.8
Energy	199	79.4	18.6	2.0
Finance	148	50.0	38.5	11.5
Health and Social Protection	51	58.8	37.3	3.9
Industry and Trade	63	60.3	27.0	12.7
Multisector	71	74.6	19.7	5.6
Public Sector Management	40	52.5	37.5	10.0
Transport and ICT	239	81.6	13.0	5.4
Water and Other Municipal Infrastructure and Services	147	59.9	32.0	8.2
Total	**1,432**	**63.1**	**28.5**	**8.4**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; ICT = information and communication technology.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project/program completion reports (PCRs), PCR validation reports (PCRVRs), and project/program evaluation reports (PPERs) using PCRVR or PPER ratings in all cases where both PCR and PCRVR or PPER ratings are available.

Figure A15
Percentage of Sovereign Operations (Projects/Programs) Deemed Successful by Source of Funds



Success Rate (%)
100
90
80
70
60
50
40
30
20
10
0
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year of Approval
Total
Asian Development Fund
Ordinary capital resources

Notes:
Based on completed projects/programs evaluated from 1973 to 2010.
Project/program implementation: 4–7 years.
Completion report: 1–2 years after completion.
Project/program evaluation: 3 years or more after completion.
Data from 2003 onwards are not included due to small sample size.
Figures for 2001–2002 may change as additional projects/programs are completed and evaluated.

Table A15.3
Evaluation Results[a] for Nonsovereign Operations by Country Cumulative from Evaluation Year 1992–2010

Country	Total Rated Projects (no.)	Projects Evaluated from 1992 to mid-2006 Using Old Criteria[b] (% of total)			Total Rated Projects (no.)	Projects Evaluated from end-2006 to 2010 Using New Criteria[c] (% of total)		
		HS/GS/S	PS	US		HS/S	PS	US
Afghanistan	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Azerbaijan	0	0.0	0.0	0.0	2	100.0	0.0	0.0
Bangladesh	2	100.0	0.0	0.0	2	100.0	0.0	0.0
Bhutan	0	0.0	0.0	0.0	1	100.0	0.0	0.0
China, People's Republic of	0	0.0	0.0	0.0	6	66.7	16.7	16.7
India	2	100.0	0.0	0.0	5	80.0	20.0	0.0
Indonesia	2	100.0	0.0	0.0	0	0.0	0.0	0.0
Mongolia	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Nepal	1	0.0	100.0	0.0	0	0.0	0.0	0.0
Pakistan	3	100.0	0.0	0.0	0	0.0	0.0	0.0
Philippines	5	60.0	40.0	0.0	1	100.0	0.0	0.0
Sri Lanka	1	100.0	0.0	0.0	1	100.0	0.0	0.0
Thailand	0	0.0	0.0	0.0	1	100.0	0.0	0.0
Viet Nam	0	0.0	0.0	0.0	3	100.0	0.0	0.0
Regional	2	50.0	50.0	0.0	3	33.3	66.7	0.0
Total	**18**	**77.8**	**22.2**	**0.0**	**27**	**81.5**	**14.8**	**3.7**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project completion reports (PCRs), extended annual review reports (XARRs), XARR validation reports (XVRs), and project evaluation reports (PPERs) using XVR or PPER ratings in all cases where both PCR/XARR and XVR/PPER ratings are available.
b The criteria used in evaluating sovereign projects were also used in evaluating nonsovereign projects from 1992 to mid-2006.
c The new criteria for evaluating nonsovereign projects, as harmonized with other members of the Evaluation Cooperation Group, were used starting end of 2006.

Table A15.4
Evaluation Results[a] for Nonsovereign Operations by Sector Cumulative from Evaluation Year 1992–2010

Sector	Total Rated Projects (no.)	Projects Evaluated from 1992 to mid-2006 Using Old Criteria[b] (% of total)			Total Rated Projects (no.)	Projects Evaluated from end-2006 to 2010 Using New Criteria[c] (% of total)		
		HS/GS/S	PS	US		HS/S	PS	US
Industry	3	100.0	0.0	0.0	1	100.0	0.0	0.0
Infrastructure	7	71.4	28.6	0.0	11	100.0	0.0	0.0
Capital Markets, Funds, and FIs	8	75.0	25.0	0.0	15	66.7	26.7	6.7
Total	**18**	**77.8**	**22.2**	**0.0**	**27**	**81.5**	**14.8**	**3.7**

GS = generally successful, HS = highly successful, PS = partly successful, S = successful, US = unsuccessful; FI = financial institution.
Note: Totals may not add up because of rounding.
a Based on aggregate results of project completion reports (PCRs), extended annual review reports (XARRs), XARR validation reports (XVRs), and project evaluation reports (PPERs) using XVR or PPER ratings in all cases where both PCR/XARR and XVR/PPER ratings are available.
b The criteria used in evaluating sovereign projects were also used in evaluating nonsovereign projects from 1992 to mid-2006.
c The new criteria for evaluating nonsovereign projects, as harmonized with other members of the Evaluation Cooperation Group, were used starting end of 2006.

ADB CONTACT ADDRESSES
(as of 31 December 2009)

Afghanistan Resident Mission (AFRM)
House 126, Street No. 2
Haji Yaqub Roundabout Shar-e-Naw
Next to District 10 Police Department
P.O. Box 3070, Kabul, Afghanistan
Tel +93 20 210 3602
Fax +93 85 535 204
afrm@adb.org
ADB Local 5535

Armenia Resident Mission (ARRM)
26/1 Vazgen, Sargsyan Street
Erebuni Plaza Business Center
Offices 413–416 Yerevan 0010
Republic of Armenia
Tel +374 10 546371 to 73
Fax +374 10 546374
ADB Local 5549

Azerbaijan Resident Mission (AZRM)
Bakikhanov 6, Bridge Plaza
8th Floor, Baku AZ1022, Azerbaijan
Tel +994 12 437 3477
Fax +994 12 437 3475
adbazrm@adb.org
ADB Local 5588

Bangladesh Resident Mission (BRM)
Plot No. E-31, Sher-e-Bangla Nagar
Dhaka 1207, Bangladesh
GPO Box 2100, Bangladesh
Tel +880 2 815 6000 to 6008
Fax +880 2 815 6018 to 6019
adbbrm@adb.org
ADB Local 5512

Cambodia Resident Mission (CARM)
No. 29, Suramarit Boulevard (St. 268)
Sangkat Chaktomuk
Khan Daun Penh Phnom Penh
Cambodia P.O. Box 2436
Tel +855 23 215805 /06
+855 23 216417
Fax +855 23 215807
adbcarm@adb.org
ADB Local 5509

People's Republic of China Resident Mission (PRCM)
17th Floor, China World Tower
No.1 Jian Guo Men Wai Avenue
Chaoyang District, Beijing 100004
People's Republic of China
Tel +86 10 8573 0909
Fax +86 10 8573 0808
www.adb.org/prcm/
cn.adb.org
ADB Local 5521

Georgia Resident Mission (GRM)
12th Floor, JSC Cartu Building
39A Chavchavadze Avenue
0162 Tbilisi, Georgia
Tel +995 32 250619 /20 /21
Fax +995 32 250622
adbgrm@adb.org
ADB Local 5534

India Resident Mission (INRM)
4 San Martin Marg Chanakyapuri
New Delhi 110 021, India
P.O. Box 5331, Chanakyapuri HPO
Tel +91 11 2410 7200
Fax +91 11 2687 0955
adbinrm@adb.org
ADB Local 5514

Indonesia Resident Mission (IRM)
Gedung BRI II, 7th Floor, Jl. Jend.
Sudirman Kav. 44-46
Jakarta 10210, Indonesia
P.O. Box 99 JKPSA
Jakarta Pusat 10350A, Indonesia
Tel +62 21 251 2721
Fax +62 21 251 2749
adbirm@adb.org
ADB Local 5511

Kazakhstan Resident Mission (KARM)
Almaty Office
154A, Nauryzbai batyr str.
KABLAN Business Center, 3rd Floor
Almaty 050013, Kazakhstan
Tel +7 727 3300 950 to 952
Fax +7 727 3300 954
ADB Local 5342

Kazakhstan Resident Mission (KARM)
Astana Office
12 Samal Microdistrict
Astana Tower Business Center, 10th Floor
Astana 010000, Kazakhstan
Tel +7 7172 325053
Fax +7 7172 328343
adbkarm@adb.org
ADB Local 5506

Kyrgyz Resident Mission (KYRM)
52–54 Orozbekov Street
Bishkek, 720040 Kyrgyz Republic
Tel +996 312 624192
+996 312 900445
Fax +996 312 624196
adbkyrm@adb.org
ADB Local 5542

Lao People's Democratic Republic Resident Mission (LRM)
Corner of Lanexang Avenue
and Samsenthai Road
P.O. Box 9724
Vientiane, Lao People's Democratic Republic
Tel +856 21 250444
Fax +85 621 250333
adblrm@adb.org
ADB Local 5544

Mongolia Resident Mission (MNRM)
MCS Plaza, 2nd Floor, Seoul Street 4
Ulaanbaatar 14251, Mongolia
Tel +976 11 329836
Fax +976 11 311795
adbmnrm@adb.org
ADB Local 5505

Nepal Resident Mission (NRM)
Srikunj, Kamaldi Ward No. 31
P.O. Box 5017 Kathmandu, Nepal
Tel +977 1 422 7779
Fax +977 1 422 5063
adbnrm@adb.org
ADB Local 5515

Philippines Country Office (PHCO)
6 ADB Ave., Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 683 1002
Fax +63 2 683 1030
phco@adb.org
ADB Local 1000

Pacific Liaison and Coordination Office (PLCO)
1 Margaret St., Suite 1802 Level 18
Sydney, New South Wales 2000, Australia
Tel +61 2 8270 9444
Fax +61 2 8270 9445
adbplco@adb.org
ADB Local 5589

Papua New Guinea Resident Mission (PNRM)
Deloitte Tower, Level 13, P.O. Box 1992
Port Moresby, National Capital District
Papua New Guinea
Tel +675 321 0400; +675 321 0408
Fax +675 321 0407
adbpnrm@adb.org
ADB Local 5565

Pakistan Resident Mission (PRM)
Level 8, North Wing
Serena Business Complex
Khayaban-e-Suharwardy, G-5
Islamabad, Pakistan
Tel +92 51 260 0351 to 69
+92 51 208 7300
Fax +92 51 260 0365 to 66
+92 51 208 7397/98
adbprm@adb.org
ADB Local 5513

South Pacific Subregional Office (SPSO)
5th Floor, Ra Marama Building
91 Gordon Street, Suva, Fiji
Tel +679 331 8101
Fax +679 331 8074
adbspso@adb.org
ADB Local 5522

Sri Lanka Resident Mission (SLRM)
23, Independence Avenue
Colombo 7, Sri Lanka
Tel +94 11 267 4499
Fax +94 11 267 4488
adbslrm@adb.org
ADB Local 5507

Special Office in Timor-Leste (SOTL)
ADB Building Avenida Dos Direitos
Humanos
Dili, Timor-Leste
Tel +670 332 4801
Fax +670 332 4132
www.adb.org
ADB Local 5520

Tajikistan Resident Mission (TJRM)
107 Nozim Khikmat Street
Dushanbe 734001, Tajikistan
Tel +992 372 210558, 271895, 271897
247953, 247814
Fax +992 372 244900
adbtjrm@adb.org
ADB Local 5539

Thailand Resident Mission (TRM)
23rd Floor, The Offices at Central World
999/9 Rama 1 Road
Pathumwan, Bangkok 10330, Thailand
Tel +66 2 263 5300
Fax +66 2 263 5301 to 02
adbtrm@adb.org
ADB Local 5526

Turkmenistan Resident Mission (TKRM)
Yimpash Business Center Building
Turkmenbashi Shayoly
54 Room 401, Ashgabat, Turkmenistan
Tel +99312454986
Fax +99312454986

Uzbekistan Resident Mission (URM)
1, A. Khodjaev Street
Tashkent 100027, Uzbekistan
Tel +998 71 1401920 to 25
Fax +998 71 1401976
adburm@adb.org
ADB Local 5508

Viet Nam Resident Mission (VRM)
Units 701–706, Sun Red River Building
23 Phan Chu Trinh Street
Hoan Kiem District
Ha Noi, Viet Nam
Tel +84 4 3933 1374
Fax +84 4 3933 1373
adbvrm@adb.org
ADB Local 5519

European Representative Office (ERO)
Rahmhofstrasse 2
60313 Frankfurt am Main, Germany
Tel +49 69 2193 6400
Fax +49 69 2193 6444
adbero@adb.org
ADB Local 5517

Japanese Representative Office (JRO)
Kasumigaseki Building, 8th Floor
3-2-5 Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Tel +81 3 3504 3160
Fax +81 3 3504 3165
adbjro@adb.org
ADB Local 5518

North American Representative Office (NARO)
900 17th Street NW, Suite 900
Washington, D.C. 20006, United States
Tel +1 202 728 1500
Fax +1 202 728 1505
naro@adb.org
ADB Local 5516

Asian Development Bank Institute (ADBI)
Kasumigaseki Building, 8th Floor
3-2-5 Kasumigaseki, Chiyoda-ku
Tokyo 100-6008, Japan
Tel +81 3 3593 5500
Fax +81 3 3593 5571
info@adbi.org
ADB Local 5503

GLOSSARY

B-loan. A tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

Cofinancing. The shared financing with a third party (other than the project sponsors) on a transaction-specific basis for a project (e.g., loan or technical assistance) or program associated with ADB funds, risk taking, or administrative involvement. It can be with or without a formal coordination agreement among the financing partners. The main sources of cofinancing are official and commercial.

Direct value-added cofinancing. Cofinancing with active coordination and formal agreements among financing partners that bring about defined client benefits, including contractual commitments by ADB (such as for credit enhancement, syndication, or financial administration) to facilitate mobilization, administration, or participation in cofinancing.

Modality. Involves the specific application of instruments (loan, equity investment, grant, project confinancing, and guarantee) classified as investment support, policy-based support, other budget support (countercylical support facility), or technical and advisory support.

Multitranche financing facility. A debt-financing facility to target discrete, sequential components of large stand-alone projects; slices (or tranches) of sector investment programs over a longer time frame than the current norm; financial intermediary credit lines; and guarantees.

Nonsovereign operations. Refer to an ADB-financed transaction with a subsovereign, state-owned enterprise, other public–private entity, or private sector entity as obligor or investee, normally without direct sovereign indemnity.

Public sector nonsovereign transactions. Refers to loans, guarantees, and syndications to or for enterprises that are majority owned by public parties (defined as entities with more than 50% of their capital held publicly).

Sovereign, nonsovereign. ADB lending is classified as sovereign or nonsovereign. A sovereign loan is guaranteed by the national government, while a nonsovereign loan is not.

ABBREVIATIONS

ADB – Asian Development Bank
ADF – Asian Development Fund
CAREC – Central Asia Regional Economic Cooperation
CGIF – Credit Guarantee and Investment Facility
CoP – community of practice
CTL – Controller's Department
CRP – Compliance Review Panel
DMC – developing member country
GMS – Greater Mekong Subregion
ICT – information and communication technology
IED – Independent Evaluation Department
MDG – Millennium Development Goal
MfDR – Managing for Development Results
OAG – Office of the Auditor General
OAI – Office of Anticorruption and Integrity
OAS – Office of Administrative Services
OCR – ordinary capital resources
OIST – Office of Information Systems and Technology
PSOD – Private Sector Operations Department

ACKNOWLEDGMENTS

Board of Directors Working Group on the Annual Report 2010
Wilson Kamit (Chair) • Jacob A. Rooimans • Dereck Rooken-Smith • Maureen Grewe • Xiuzhen Guan • Yasuto Watanabe

Publisher
Ann Quon

Managing Editor
Eric Healy

Editors
Bruce Heilbuth, James Unwin

Associate Editor
Patricia Gatmaitan

Copy Editors
Ma. Theresa Arago, Ma. Guia S. de Guzman, Kae Sugawara

Art Director
Anthony Victoria

Design and Production
Vicente Angeles, Edith Creus, Aileen Magparangalan, Ronnie Elefaño†

Photo Credits
4: Eric Sales; 6: Ariel Javellana; 8-13: ADB Photo Library; 14: Eric Sales; 18-22: Andi Renggana; 24: Ganesh Rauniyar; 30: Ian Gill; 36: Eric Sales; 39: Pring Samrang; 44: James Hutchison; 52: Nozim Kalandarov; 53: Daro Sulakauri; 54: Kan Lei; 60: Kevin Hamdorf; 61: Kan Lei; 62: Ian Gill; 69: Luis Enrique Ascui; 70-71: Samisoni Pareti; 72: ADB Photo Library; 79: Bikas Rauniar; 80: A A Bawa; 81: Arun Kumar; 82: Kevin Hamdorf; 90: Steve Griffiths; 91: Jordana S. Queddeng; 92: Ian Gill; 94: Digicel Ltd.; 95: Wang Nanhai; 96: Ian Gill; 98: James Hutchison; 101: Eric Sales; 102-105: Ariel Javellana; 108: Eric Sales

Overall Production
Department of External Relations

Fulfillment
Office of Administrative Services, Printing Unit


The *Annual Report 2010* is printed using vegetable oil-based inks on recycled paper.

The *Annual Report 2010* can be downloaded from ADB's website at www.adb.org

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

Treasury Department
Fax +63 2 632 4707
+63 2 632 4120
SWIFT Address ASDBPH MM

ISSN 306-8370
Publication Stock No. FLS113165


ISSN 306-8370-X
9 773068 370002

Printed in the Philippines

ADB

Asian Development Bank

Our Ref: TR/150.01/KF/11-007
Your Ref: SEC File No. 83-2
9 May 2011

VIA COURIER
File Desk, Room 1004
United States Securities &
Exchange Commission
450 Fifth Street, N. W.
Washington D.C. 20549



RECEIVED
MAY 11 2011
193

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 13 January 2011 submitting our report for the quarter ending 31 December 2010 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Annual Report which were approved on 5 May 2011 by the Bank's Board of Governors at its 44th Annual Meeting.

Sincerely,

Kazuki Fukunaga
Assistant Treasurer

Encl.: a/s

Cc: Mr. John C. Byam
Cleary, Gottlieb, Steen & Hamilton
2000 Pennsylvania Avenue, N.W.
Washington D.C. 20006

Mr. Jeremy Hovland
General Counsel

ADB



ANNUAL REPORT 2010

VOLUME 2
Financial Report

Asian Development Bank

About the Asian Development Bank

ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve the quality of life of their people. Despite the region's many successes, it remains home to two-thirds of the world's poor: 1.8 billion people who live on less than $2 a day, with 903 million struggling on less than $1.25 a day. ADB is committed to reducing poverty through inclusive economic growth, environmentally sustainable growth, and regional integration.

Based in Manila, ADB is owned by 67 members, including 48 from the region. Its main instruments for helping its developing member countries are policy dialogue, loans, equity investments, guarantees, grants, and technical assistance.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from source and interpretation of data. ADB accepts no responsibility from any consequence of their use.

By making any designation of or reference to a particular territory or geographic area, or by using the term "country" in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area.

In this publication, $ refers to US dollars.

ISSN 306-8370

Printed in the Philippines.

ADB

ANNUAL REPORT 2010

VOLUME 2
Financial Report

Asian Development Bank

CONTENTS

FINANCIAL STATEMENTS, MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, AND INDEPENDENT AUDITORS' REPORTS

STATISTICAL ANNEXES

MANAGEMENT'S DISCUSSION AND ANALYSIS



The Asian Development Bank (ADB) is an international development financial institution whose vision is to make Asia and the Pacific free of poverty. ADB was established in 1966 through the Agreement Establishing the Asian Development Bank (the Charter), ratified by 31 countries, to promote the social and economic development of the region and reduce poverty. As of 31 December 2010, ADB is owned by 67 members, 48 of which are in the region.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and trust funds. ADB operations are financed from OCR and Special Funds. The Charter requires that funds from each resource be kept separate from the others. Trust funds are generally financed by contributions and administered by ADB as the trustee.

ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations that tap official, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, and credit enhancement products such as guarantees and syndications.

ORDINARY CAPITAL RESOURCES

Funding for OCR operations comes from three distinct sources: funds borrowed from capital markets and private placements, paid-in capital provided by shareholders, and accumulated retained income (reserves). The financial strength of OCR is largely based on the support of shareholders and on a sound financial policy framework. Shareholder support is reflected in the form of capital backing from members and in the record of borrowing members in meeting their debt service obligations.

Borrowed funds, together with equity, are used to fund OCR lending and investment activities and other general operations. Loans are generally provided to DMCs that have attained a higher level of economic development and to nonsovereign borrowers. Sovereign loans are priced on a cost pass-through basis, which means the cost of funding the loans plus a contractual spread is passed to the borrowers. ADB applies market-based pricing for nonsovereign loans. In addition to direct lending, ADB also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects.

Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to adopt hedge accounting, but reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, compliance with hedge accounting would have imposed undue constraints on future borrowings, loans, and hedge programs and likely detracted ADB's efforts to effectively and efficiently minimize the funding costs for its DMCs.

Effective 1 January 2008, ADB elected to fair value financial instruments selectively and opted to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

The operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under statutory basis will eventually converge with the net realized income and expenses ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet for the year ended 31 December 2010 can be found in the Appendix.

Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. Ratios under statutory and management reporting bases, except the return on earning assets, were all lower than in 2009 because of the decrease in interest rates, especially in the US dollar and yen markets. The increase in return on earning assets reflects the higher net income and operating income compared with 2009. A discussion on revenue and expenses is in the Overall Financial Results section.

Overall Financial Results

Net income (loss). Table 2 presents overall financial results in 2010. Net income for the year was $625.8 million compared with the net loss of $27.5 million for 2009. The increase in net income is primarily because of an increase of $127.9 million in operating income and an increase of $525.4 million in net unrealized gain and losses, driven by favorable changes in the fair value of financial instruments.

Operating income. Operating income[1] for 2010 was $548.0 million compared with $420.1 million for 2009. The increase in operating income was predominantly because of the following:

- $75.8 million increase in income from equity investments mainly because of a (i) $54.8 million increase in profit on divestment of equity investments; (ii) $17.9 million increase in ADB's share of reported earnings of investee companies, which directly flow into OCR's net income; and (iii) $3.5 million decrease in losses ADB recognized from writing down investments that are considered impaired;
- $116.9 million decrease in provision for losses for loans;
- $354.1 million decrease in overall borrowings and related expenses resulting mainly from declining interest rates compared with the same period in 2009; and
- $43.6 million decrease in contingent loss on guarantees primarily due to the settlement of guarantee obligations.

These were partially offset by the following:

- $279.3 million decrease in interest and other income from loans brought about by declining interest rates;
- $88.5 million decrease in investment income, reflecting the current market interest rates; and
- $100.6 million increase in administrative expenses charged to OCR because of the decrease in deferred loan origination cost and planned increase in administrative expenses.

Net unrealized gains and losses. During 2010, ADB posted a net unrealized gain of $42.7 million. This primarily consists of fair value adjustments on the swapped borrowings and the derivatives. These resulted from the downward shift of the yield curves of some of the major currencies and the tightening of ADB's credit spreads.

1 Operating income is defined as statutory net income before unrealized gains(losses) on fair value changes of borrowings and derivatives, and ADB's proportionate share in unrealized gains(losses) from equity investment accounted under the equity method.

Table 1: **Selected Financial Data**
(For the Years Ended 31 December, amounts in $ million)

Item	2010	2009	2008	2007	2006
Statutory Reporting Basis					
Revenue and Expenses					
From Loans	680.5	959.8	1,358.0	1,442.3	1,210.1
From Investments	367.5	459.4	677.2	683.2	564.5
From Guarantees	11.3	9.2	6.9	5.1	4.1
From Equity Investments	58.4	24.5	3.7	58.9	41.5
From Other Sources	24.2	18.6	18.7	18.8	18.7
Total Revenue	**1,141.9**	**1,471.5**	**2,064.5**	**2,208.3**	**1,838.9**
Borrowings and Related Expenses	386.0	741.7	1,208.4	1,389.8	1,116.3
Administrative Expenses[a]	294.3	193.6	141.0	127.3	127.7
Provision for Losses	(44.7)	115.8	(3.5)	(0.6)	(32.5)
Other Expenses	3.5	5.1	14.7	3.3	2.5
Total Expenses	**639.1**	**1,056.2**	**1,360.6**	**1,519.8**	**1,214.0**
Net Realized Gains (Losses)	80.3	23.3	(28.1)	22.9	80.6
Net Unrealized Gains (Losses)	42.7	(466.2)	450.6	53.8	(135.4)
Net Income (Loss)	625.8	(27.5)	1,126.3	765.2	570.1
Average Earning Assets[b]	62,444.5	54,655.0	50,394.0	42,780.0	37,904.0
Annual Return on Average Earning Assets (%)	1.00	(0.05)	2.24	1.79	1.50
Return on Loans (%)	1.61	2.67	3.84	5.00	4.98
Return on Investments (%)	2.17	2.93	3.20	4.68	4.18
Cost of Borrowings (%)	2.06	2.91	4.11	4.32	4.81
Management Reporting Basis					
Operating Income[c]	548.0	420.1	699.8	711.4	705.5
Average Earning Assets[b]	62,555.4	54,828.0	50,443.0	42,757.0	37,859.0
Annual Return on Average Earning Assets[d] (%)	0.88	0.77	1.39	1.66	1.86
Return on Loans (%)	1.56	2.55	4.14	5.14	4.94
Return on Investments (%)	2.16	2.87	3.70	4.72	4.27
Cost of Borrowings (%)	0.81	1.83	3.29	4.68	4.31

( ) = negative.
a Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
b Composed of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees), and related swaps and equity investments.
c Starting September 2009, management reporting income is defined as the operating income. Operating income is defined as statutory net income before unrealized gains and/or losses on fair value changes of borrowings and derivatives and ADB's proportionate share in unrealized gains and/or losses from equity investment accounted under equity method.
d Represents operating income over average earning assets.

Table 2: **Overall Financial Results for the Years Ended 31 December**
($ million)

Item	2010	2009	Increase (Decrease)
Income from loans	703.4	865.9	(162.5)
Interest income	688.0	947.9	(259.9)
Write back (Provision for losses)	22.9	(94.0)	(116.9)
Others	(7.5)	11.9	(19.4)
Income from investments	401.3	489.8	(88.5)
Interest income	367.5	459.4	(91.9)
Realized gain	33.8	30.5	3.4
Income (Loss) from EI	71.5	(4.3)	75.8
Profit on sale	55.7	0.8	54.8
Realized gain (loss) on proportionate share of income from EI accounted under the equity method	4.8	(13.1)	17.9
Impairment loss	(7.6)	(11.1)	3.5
Dividend income	17.8	18.7	(0.9)
Others	0.7	0.3	0.4
Other income/expenses—net	50.7	1.0	49.7
Borrowings and related expenses	(384.6)	(738.7)	(354.1)
Administrative expenses—OCR	(294.3)	(193.6)	100.6
Operating Income	548.0	420.1	127.9
Net unrealized gains (losses)	42.7	(466.2)	509.0
Net unrealized gains on proportionate share of income from EI accounted under the equity method	35.0	18.6	16.4
Net income (loss)	625.8	(27.5)	653.3

EI = equity investments, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

Operating Activities

ADB provides financial assistance through loans, TA, guarantees, and equity investments to its DMCs to help them meet their developmental needs. ADB also promotes cofinancing of its projects and programs to complement its own assistance with funds from both official and commercial sources, including export credit agencies.

Loans

Loans based on the London interbank offered rate (LIBOR) have been the primary lending facility for OCR sovereign operations since 2001. The LIBOR-based loan (LBL) is designed to meet borrowers' demand for loan products that suit project needs and effectively manage their external debt. The LBL also gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. Since November 2002, ADB has been offering local currency loans to nonsovereign borrowers; in August 2005, this was expanded to sovereign borrowers. In June 2009, ADB established the time-bound Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. The CSF is a transitory sovereign lending instrument available in 2009 and 2010 that aimed to support the countercyclical development expenditure and/or policy program of DMCs. Five sovereign loans totaling $2.5 billion were approved and fully disbursed as of the end of 2010.

Before 2001, ADB's three windows for loans from OCR were the pool-based multicurrency loan, the pool-based single currency loan in US dollars, and the market-based loan. With the introduction of the LBLs, these are no longer offered. Effective January 2004, the pool-based multicurrency loans were transformed into pool-based single currency loans in yen.

Loan approvals, disbursements, repayments, and prepayments. ADB responded promptly to help its DMCs weather the global economic crisis through record assistance in 2009. With the global economic crisis slowly abating, the level of assistance in 2010 stabilized. In 2010, the Board of Directors approved 54 sovereign loans totaling $8.2 billion, and 13 nonsovereign loans totaling $1.1 billion, compared with 2009 approvals of 57 sovereign loans totaling $10.6 billion and 7 nonsovereign loans totaling $0.4 billion. Disbursements in 2010 totaled $6.0 billion ($5.3 billion for sovereign loans, including $0.5 billion for the CSF and $0.7 billion for nonsovereign loans), a decrease of 25% from the $7.9 billion in disbursements in 2009. Regular principal repayments in 2010 were $2.3 billion (2009: $1.9 billion), while prepayments totaled $33.5 million (2009: $6.7 million). In 2010, two loans were fully prepaid for $1.6 million and two loans were partially prepaid for $31.9 million. As of 31 December 2010, loans outstanding after allowance for loan losses and net unamortized loan origination cost totaled $45.9 billion, of which $43.6 billion were sovereign loans and $2.3 billion were nonsovereign loans.

ADB offers the multitranche financing facility (MFF), a debt financing facility that allows ADB to deliver financial resources for a program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, equity, or any combination of these instruments based on periodic financing requests submitted by the borrower. In 2010, 12 MFFs totaling $3.9 billion (2009: 10 MFFs totaling $5.0 billion) were approved under OCR. Periodic financing requests under MFFs totaling $3.1 billion were approved in 2010 (2009: $3.1 billion).

ADB provides lending without sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units. No loans to state-owned enterprises without sovereign guarantee were approved in 2010 (2009: two loans for $134.3 million).

Status of Loans. Two nonsovereign loans with an outstanding principal balance of $31.9 million were in non-accrual status as of 31 December 2010 (2009: three nonsovereign loans totaling $38.4 million).

Loan charges on sovereign loans. LBLs and loans approved under the CSF carry a floating lending rate that consists of funding cost over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at a borrower's request. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing. Interest rates for market-based loans are either fixed or floating. The floating rates are determined based on 6-month LIBOR with reset dates of either 15 March and 15 September or 15 June and 15 December. Effective 2000, all sovereign loans without specific provisions in the loan agreements were charged a lending spread of 60 basis points over the base lending rate. Since 2004, 20 basis points of the lending spread were waived on borrowers or guarantors under ADB's sovereign operations that do not have OCR loans in arrears. Subsequently, the waiver policy was extended to cover the period up to December 2011.

In December 2007, the Board of Directors revised the pricing structure for all sovereign LBLs negotiated on or after 1 October 2007 by providing a credit of 0.4% for the duration of the loan. This resulted to an effective contractual spread of 20 basis points over the base lending rate. The waiver mechanism for such loans was eliminated.

In April 2010, the Board approved for all LBLs to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result to an effective contractual spread of 0.3% over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result to an effective contractual spread of 0.4% over the base lending rate.

The loans approved under the CSF carry a lending spread of 2.0% over the base lending rate.

ADB's lending rates for pool-based single currency loans in US dollars and in yen are shown in Table 3.

Table 3: **Lending Rates**[a]
(% per year)

	2010	2009	PSCLs
1 January	1.62	1.92	yen
	4.14	5.03	US dollar
1 July	1.62	1.90	yen
	3.83	4.57	US dollar

PSCL = pool-based single currency loan, US = United States.
a Lending rates are set on 1 January and 1 July every year and are valid for 6 months and are represented net of 20 basis points lending spread waiver.

Table 4: **Funding Cost Margin**
(% per year)

	Rebate or (Surcharge)			
Type	1 July 2010	1 January 2010	1 July 2009	1 January 2009
LIBOR-based Loans				
US dollar	0.26	0.28	0.31	0.35
yen	0.27	0.28	0.35	0.38
CSF Loans				
US dollar	(0.18)	(0.22)	(0.22)	–

– = nil, ( ) = surcharge, CSF = Countercyclical Support Facility, LIBOR = London interbank offered rate, US = United States.

ADB applied a progressive commitment fee of 75 basis points on undisbursed loan balances for sovereign project loans and a flat commitment fee of 75 basis points for sovereign program loans. In October 2006, as part of the enhancement of ADB's loan and debt management products, all sovereign project loans negotiated after 1 January 2007 carried a flat commitment fee of 35 basis points on the full amount of undisbursed loan balances. In April 2007, the Board approved a waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans. The waiver is applicable to all interest periods starting from 1 January 2007 up to and including 31 December 2011.

In December 2007, the Board approved a reduction in the commitment charge to 15 basis points for both sovereign program and project loans negotiated on or after 1 October 2007, and eliminated the waiver for such loans.

Rebates and surcharges are standard features of sovereign LBLs and loans approved under the CSF. To maintain the principle of the cost pass-through pricing policy, ADB returns the actual funding cost margin above or below LIBOR to its sovereign borrowers through a surcharge or rebate. The funding cost margins are reset on 1 January and 1 July every year, and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to the borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $85.4 million to its LBL sovereign borrowers in 2010 (2009: $82.2 million) based on the rebate rates, and collected a surcharge of $4.1 million on loans under the CSF in 2010.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees typically range from 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically in the range of 0.50% to 0.75% per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Official cofinancing for loans. In 2010, $2,850.3 million from official sources was mobilized in loan cofinancing for 19 loan projects, of which $469.0 million is with ADB's administration and $2,381.3 million is under collaborative arrangements. Refer to Note E of OCR Financial Statements for loans administered by ADB as of 31 December 2010.

Guarantees

ADB provides guarantees[2] as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on its own. Reducing these risks can make a significant

2 ADB offers two types of guarantee products—political risk and partial credit—designed to facilitate cofinancing by mitigating risk exposure of commercial lenders and capital market investors. A political risk guarantee covers specifically defined political risks. A partial credit guarantee provides comprehensive cover (of commercial and political risks) for a specific portion of the debt service provided by cofinanciers. These guarantees are issued for projects in which ADB satisfies its participation requirement.

difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets, and trade finance. These instruments generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after 31 December 2002, ADB recognized at the inception of a guarantee the noncontingent aspect of its obligations. In 2010, ADB approved five new guarantees totaling $982.3 million (2009: one guarantee for $325.0 million).

Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[3] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2010, $320.0 million for syndications through B-loans[4] was provided for three projects (2009: $276.2 million for three projects).

Equity Investments

The Charter allows the use of OCR for equity investments in private enterprises up to 10% of its unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. At the end of 2010, the total equity investment portfolio for OCR for both outstanding and undisbursed approved facilities totaled $1,186.7 million, or about 79% of the ceiling defined by the Charter.

In 2010, ADB approved eight equity investments totaling $243.0 million (2009: five equity investments totaling $220.0 million). In the same period, ADB disbursed a total of $192.6 million in equity investments, a 228.1% increase from $58.7 million disbursed in 2009, and received a total of $111.3 million from capital distributions and divestments, whether in full or in part, in 30 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments have been fulfilled, and without destabilizing the companies concerned.

Financing Resources

Capital and Reserves

In April 2009, the Board of Governors adopted Resolution No. 336, which provides for a fifth general capital increase (GCI V) in ADB's authorized capital stock and subscriptions of an additional 7,092,622 shares by ADB members. As of 31 December 2010, ADB had received subscriptions from 56 of 67 members totaling $70.0 billion, representing 82% of the shares authorized under GCI V. After the end of 2010, four more members' subscriptions totaling $0.6 billion became effective, bringing the subscriptions to 83% of shares. On 26 January 2011, the Board of Directors approved an extension of the GCI V subscription period until 30 June 2011.

The total authorized capital of ADB was 10,638,933 shares valued at $163,842.8 million as of 31 December 2010. Subscribed capital as of 31 December 2010 was 9,347,201 shares valued at $143,949.7 million. Of the subscribed capital, $7,414.6 million was for paid-in and $136,535.1 million was for callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of the net income to other Special Funds to support development activities in its DMCs. In May 2010, the Board of Governors approved with respect to the 2009 reported net loss of $36.7 million after appropriation of guarantee fees to special reserve (i) adding $447.6 million, representing Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815/825 adjustments and unrealized earnings from equity investments accounted for under the equity method, from the Cumulative Revaluation Adjustments (CRA) account; and (ii) adding $247.2 million from loan loss reserve to the allocable net income with

3 Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.
4 A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

the allocation as follows: (a) $247.2 million to surplus; (b) $230.9 million to ordinary reserve; (c) $120.0 million to ADF; (d) $40.0 million to the Technical Assistance Special Fund (TASF); (e) $10.0 million to the Regional Cooperation and Integration Fund; and (f) $10.0 million to the Climate Change Fund.

Total shareholders' equity on a statutory basis increased from $15,176.1 million as of 31 December 2009 to $15,878.5 million as of 31 December 2010. This was primarily because of (i) the net effect of the change in the value of the special drawing right (SDR) on capital and reserves of $166.7 million, (ii) an increase in paid-in capital for the installment payments received totaling $384.5 million, and (iii) increase in net income of $651.2 million. The increases were offset mainly by the net decrease in other comprehensive income of $95.7 million; allocations to the Special Funds totaling $180 million ($120 million to the ADF, $40 million to the TASF, $10 million to the Regional Cooperation and Integration Fund; and $10 million to the Climate Change Fund); promissory notes received for capital subscription of $198.9 million and other adjustments totaling $25.4 million.

ADB limits the total amount of outstanding loans and guarantees, as well as outstanding equity investments including undisbursed commitments, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. In addition, the gross outstanding borrowings cannot exceed the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). As of 31 December 2010, headroom for lending was $108.6 billion ($29.5 billion as of 31 December 2009) and for borrowings was $44.9 billion ($5.8 billion as of 31 December 2009).

Borrowings

ADB's primary borrowing objective is to ensure the availability of funds at the most stable and lowest possible cost for its operations. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. ADB continued in 2010 a strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

Summary of 2010 funding operations. In 2010, ADB completed 92 borrowing transactions, raising about $14.9 billion in long- and medium-term funds (2009: $10.4 billion). The new borrowings were raised in nine currencies: Australian dollar, Brazilian real, yuan, Mexican peso, New Zealand dollar, South African rand, Swiss franc, Turkish lira, and US dollar. Of the 2010 borrowings, $14.4 billion or 96.1% were swapped into US dollar, and the remaining $0.5 billion or 3.9% were in yen (2.7%), and yuan (1.2%). The average maturity of 2010 borrowings was 4.9 years (2009: 3.8 years). Of the 2010 borrowings, $10.7 billion was raised through 20 public offerings, including two global benchmark bond issues in US dollar totaling $5.5 billion, and a local currency bond issue in the People's Republic of China (PRC). The remaining $4.2 billion were in 72 private placements. In addition, ADB raised $30.0 million in short-term funds under its euro commercial paper program to enhance its presence in the market and to meet temporary cash needs. Table 5 shows details of 2010 borrowings compared with borrowings in 2009.

In January 2010, ADB issued its inaugural NZ$225 million ($162 million) 4-year Kauri bonds under the New Zealand Dollar 5 Billion Domestic Medium-Term Note Programme. ADB also launched its first thematic bond, raising $638 million through two tranches of water bond

Table 5: Borrowings
(amounts in $ million)

Item	2010	2009
Long Term		
Total Principal Amount	14,940.1	10,358.8
Average Maturity to First Call (years)	4.9	3.8
Average Final Maturity (years)	6.1	5.2
Number of Transactions		
Public Offerings	20	9
Private Placements	72	35
Number of Currencies (before swaps)		
Public Offerings	6	4
Private Placements	7	4
Short Term[a]		
Total Principal Amount[b]	30.0	340.0
Number of Transactions	1	4
Number of Currencies	1	1

a All euro-commercial papers.
b At year-end, the outstanding principal amount was nil in 2010 and 2009.

issues. These bond issues support projects under the Water Financing Program and highlight ADB's efforts to address Asia's water sanitation needs. Following the success of ADB's inaugural thematic bond issued in March 2010, ADB launched its second thematic bond issue during the third quarter. ADB issued about $244 million in clean energy bonds in five tranches. These bonds highlight ADB's efforts in renewable energy and energy efficiency projects in Asia and the Pacific while meeting investor demand for specific topics of interest. In addition, ADB continued to pursue its objective of contributing to the development of regional bond markets and of providing local currency financing for ADB projects through local currency bonds. All proceeds from new funding transactions are invested until they are required for ADB's ordinary operations, including loan disbursements and refinancing of maturing funding obligations.

Local currency bonds. ADB continued to pursue its objective of contributing to the development of regional bond markets and providing the appropriate local currency funding for its borrowers. In 2010, ADB successfully launched its maiden global yuan bond in Hong Kong, China, raising CNY1.2 billion. ADB also raised Philippine peso and Thai baht through cost-effective cross-currency swaps.

Use of derivatives. ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for operations in a cost-efficient way, while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the interest rate structure and currency composition of ADB's outstanding borrowings as of 31 December 2010. Interest rate swaps are also used for asset and liability management purposes to match the liabilities to the interest rate characteristics of loans.

Figure 1: Effect of Swaps on Currency Composition of Borrowings

Currency Composition of Outstanding Borrowings (Before Swaps)

US dollar 54.5%
Japanese yen 7.3%
Other Currencies[a] 38.2%

Currency Composition of Outstanding Borrowings (After Swaps)

US dollar 89.0%
Japanese yen 1.6%
Other Currencies[b] 9.4%

a Other currencies include Australian dollar, Brazilian real, Canadian dollar, yuan, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Zealand dollar, Philippine peso, pound sterling, Singapore dollar, South African rand, Swiss franc, Thai baht, and Turkish lira.
b Other currencies include yuan, Indian rupee, Kazakhstan tenge, Philippine peso, pound sterling, and Swiss franc.

Figure 2: Effect of Swaps on Interest Rate Structures of Borrowings


Interest Rate Structure of Outstanding Borrowings
(Before Swaps)
Variable
6.7%
Fixed
93.3%
Interest Rate Structure of Outstanding Borrowings
(After Swaps)
Variable
91.1%
Fixed
8.9%

Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs management of ADB's liquidity investments. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2010, ADB held liquid investments in 21 currencies.

Liquid investments are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. These investments are held in five sub-portfolios—prudential liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios in 2010 and 2009, including receivables for securities repurchased under resale arrangements, securities transferred under securities lending arrangements, unsettled trades, and accrued interest, is presented in Table 6.

The prudential liquidity portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and performance is measured against external benchmarks with an average duration of about 2.5 years.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursement. It is invested in short-term instruments, and the performance is measured against short-term external benchmarks. The portfolio also aims to maximize the spread earned between borrowing cost and the investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium term, and to opportunistically permit borrowing ahead of cash-flow needs and bolster ADB's access to short-term funding through continuous presence in the market.

Table 6: **Year-End Balance of Liquidity Portfolio**[a]
($ million)

Item	2010	2009
Prudential Liquidity Portfolio	12,591.6	10,301.5
Operational Cash Portfolio	218.2	198.1
Cash Cushion Portfolio	1,933.0	1,954.4
Discretionary Liquidity Portfolio	3,090.5	1,236.2
Other Portfolio	453.1	500.8
Total	**18,286.4**	**14,191.0**

a The composition liquidity portfolio may shift from 1 year to another as part of ongoing liquidity management.

Table 7: **Return on Liquidity Portfolio**
(%)

Item	2010	2009
Prudential Liquidity Portfolio	3.50	3.83
Operational Cash Portfolio	0.15	0.13
Cash Cushion Portfolio	0.46	0.87
Discretionary Liquidity Portfolio[a]	0.30	0.34
Other Portfolio	1.36	4.14

a Spread over funding cost at 31 December.

Contractual Obligations

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. Table 8 summarizes ADB's significant contractual cash obligations as of 31 December 2010 and 2009. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 8: **Contractual Cash Obligations**
($ million)

Item	2010	2009
Long-Term Debt	52,142.8	42,713.4
Undisbursed Loan Commitments	24,577.0	22,877.9
Undisbursed Equity Investment Commitments	471.5	433.4
Guarantee Commitments	2,331.7	1,971.6
Other Long-Term Liabilities	1,267.6	993.7
Total	**80,790.6**	**68,990.0**

Financial Risk Management

ADB has developed risk policies and procedures to measure, monitor, and control credit, market, and operational risks. ADB continues to strengthen the Office of Risk Management (ORM) to support the planned growth in ADB operations. The ORM is involved in the credit monitoring for nonsovereign operations, and conducts risk assessments of new transactions, provides independent monitoring following origination, and assumes responsibility for resolving distressed transactions when necessary.

ADB also monitors its market and treasury risks, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. For the aggregate portfolio, ADB monitors limits and concentrations, sets aside loan loss reserve and provides loan loss provisions including collective provision requirements, and assesses its capital adequacy.

ADB's risk management framework also includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President and the Audit Committee of the Board. Management prepares integrated risk reports covering ADB's overall risk profile to the Board of Directors and Audit Committee.

In carrying out its mission, ADB is exposed to various risks: (i) credit risk, (ii) market risk, (iii) liquidity risk, and (iv) operational risk. This section will discuss each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

Table 9: **ADB Internal Risk Rating Scale**

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA/Aaa to A/A2	Lowest expectation of credit risk
2	A–/A3	Very low credit risk
3	BBB+/Baa1	Low credit risk
4	BBB/Baa2	Low credit risk
5	BBB–/Baa3	Low to medium credit risk
6	BB+/Ba1	Medium credit risk
7	BB/Ba2	Medium credit risk
8	BB–/Ba3	Medium credit risk
9	B+/B1	Significant credit risk
10	B/B2	Significant credit risk
11	B–/B3	Significant credit risk
12	CCC+/Caa1	High credit risk
13	CCC/Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

Credit Risk

ADB's exposure to credit risk is the loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. These include concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual transaction; and equity risk, which is the risk that the value of equity investments may fall or fluctuate.

ADB assigns a risk rating to each loan, guarantee, and Treasury counterparty on an internal scale from 1 to 14 (Table 9). For sovereign and Treasury counterparty, the external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury activities. The sovereign portfolio includes sovereign debt and guarantees, while the nonsovereign portfolio includes nonsovereign debt and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 10 details the credit risk

exposure and weighted average risk rating for each asset class. These figures are gross of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved one notch from 4.7 (BBB–) in 2009 to 4.4 (BBB) in 2010 as the global economy stabilized.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and maintaining conservative equity levels. OCR has not experienced any loan loss from sovereign operations. When countries have delayed payments, they have generally returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from OCR.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB also appropriates loan loss reserves in the equity for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations. The 2010 results are discussed below.

Sovereign credit quality. The weighted average risk rating of the sovereign credit portfolio improved from 6.0 (BB+) in 2009 to 5.7 (BB+) in 2010 because of improving sovereign credit conditions in many of ADB's DMCs (Figure 3). Refer to Note E of OCR Financial Statements for additional information.

Sovereign concentrations. Because Asia's population is concentrated in a few countries, ADB assumes higher concentration risk to the most populous countries to fulfill its development mandate. The three largest borrowers—the PRC, Indonesia, and India—represented 65.6% of the portfolio (Table 11).

Expected loss. Improvements in credit quality offset increases in expected loss from portfolio growth.

Table 10: Exposure to Credit Risk
As of 31 December 2010 and 2009
($ million unless otherwise specified)

	2010		2009	
Item	Exposure	Rating	Exposure	Rating
Sovereign operations (debt and guarantee)	44,424.2	5.7/BB+	40,488.1	6.0/BB+
Nonsovereign operations	4,416.3		3,363.9	
a. Debt and guarantee	3,138.6	7.1/BB	2,479.5	7.4/BB
b. Publicly traded equity	491.6	n/a	461.6	n/a
c. Private equity	786.1	n/a	422.9	n/a
Treasury	20,486.5	1.0/AA+	16,092.1	1.0/AA+
a. Fixed income	15,472.2	1.0/AA+	12,461.9	1.0/AA+
b. Cash instruments	3,916.3	1.0/AA	2,701.8	1.0/AA–
c. Derivatives	1,098.0	1.0/AA–	928.4	1.0/AA–
Aggregate Exposure	69,327.0	4.4/BBB	59,944.1	4.7/BBB–

n/a = not applicable.
Note: Numbers may not sum precisely because of rounding.

Figure 3: Sovereign Exposure by Credit Quality
As of 31 December 2010 and 2009 (%)


2010
High credit risk 0.0
Low credit risk 44.9
Medium credit risk 55.1
2009
High credit risk 0.1
Low credit risk 43.4
Medium credit risk 56.5

Notes: (i) 0.0 = % is less than 0.05. (ii) low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Table 11: Sovereign Country Exposure
As of 31 December 2010 and 2009

Country	2010 $ million	2010 %	2009 $ million	2009 %
People's Republic of China	10,462.6	23.6	9,409.5	23.2
Indonesia	9,887.8	22.3	9,679.9	23.9
India	8,736.2	19.7	7,299.3	18.0
Philippines	5,465.0	12.3	5,452.0	13.5
Pakistan	5,089.1	11.5	4,658.5	11.5
Others	4,783.5	10.8	3,988.8	9.9

Note: Percentages may not sum precisely to 100% because of rounding.

Table 12: Sovereign Portfolio Expected Loss
As of 31 December 2010 and 2009

Item	2010 $ million	2010 % of SO portfolio	2009 $ million	2009 % of SO portfolio
Provision for Loan Losses	–	–	2.7	0.0
Loan Loss Reserve Requirement[a]	164.2	0.4	190.3	0.5
Expected Loss	164.2	0.4	193.1	0.5

– = nil, SO = sovereign operations.
Notes: (i) Numbers may not sum precisely because of rounding. (ii) 0.0 = % is less than 0.05.
a The loan loss reserve requirement is subject to Board of Governors' approval during the Annual Meeting in May 2011.

reducing the expected loss for the sovereign portfolio from $193.1 million in 2009 to $164.2 million in 2010 (Table 12).

Credit and equity risk in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on its loan or guarantee obligations where ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environments of some of ADB's markets. In addition, ADB's exposure is concentrated in the infrastructure and finance sectors as these are central to the economic development of the region. ADB employs various policy-based measures to manage these risks.

The Investment Committee and Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee, chaired by a vice-president, reviews all new nonsovereign transactions for creditworthiness. The Risk Committee, chaired by the managing director general, monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. The Risk Committee also approves or endorses policy changes in the management of the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk through the ORM, which independently assesses all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments. ADB will provide specific provisions where necessary in accordance with its provisioning policy. To manage restructuring and recoveries, investments that are considered in jeopardy may be transferred to ADB's corporate recovery unit.

ADB recognizes specific provisions in the net income for known or probable losses in loans or guarantee transactions, and collective provisions for unidentified losses that are likely to exist in disbursed credit transactions rated below investment grade. In addition, ADB appropriates loan loss reserves in the equity for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, and individual transactions to manage concentration risk in the nonsovereign portfolio. The 2010 results are discussed below.

Nonsovereign loan and guarantee portfolio. ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2010, ADB's weighted average risk rating improved from 7.4 (BB) to 7.1 (BB). The improvement was mainly driven by ADB's efforts in restructuring loans, as well as an improving economic climate (Figure 4).

Refer to Note E of OCR Financial Statements for additional information.

Publicly traded equity portfolio. The value of ADB's publicly traded equity portfolio totaled $491.6 million, a 4.7% increase from $461.6 million in 2009.

Private equity portfolio. The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations. In 2010, Viet Nam became the third-largest nonsovereign country exposure, surpassing the Philippines, because of increased lending to banks under ADB's Trade Finance Program. As a result, the three largest nonsovereign country exposures as of 2010 were the PRC (24.0%), India (15.6%), and Viet Nam (9.0%). Their combined exposure increased from 46.7% in 2009 to 48.6% in 2010 (Table 13). All country exposures complied with ADB's credit limits.

The nonsovereign portfolio is dominated by energy and finance (Table 14). ADB maintains higher exposures to these sectors because of the importance of infrastructure and the finance sector to economic development. To mitigate sector concentration, ADB conducts additional monitoring of and reporting on these sectors, and employs specialists in these areas.

Expected loss. Expected loss in the nonsovereign portfolio decreased in 2010 (Table 15). The driver of this decline was the restructuring of transactions that had defaulted in 2009. During 2010, ADB introduced a collective provision for medium- and high-risk credit transactions, and some of ADB's loan loss reserve effectively migrated to this collective provision.

Figure 4: Nonsovereign Exposure by Credit Quality
As of 31 December 2010 and 2009 (%)


2010
High credit risk 9.4
Low credit risk 29.0
Medium credit risk 61.7
2009
High credit risk 17.8
Low credit risk 31.7
Medium credit risk 50.5

Note: low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Table 13: Nonsovereign Country Exposure
As of 31 December 2010 and 2009

	2010		2009	
Country	$ million	%	$ million	%
People's Republic of China	1,058.5	23.9	796.1	23.7
India	690.5	15.6	553.3	16.5
Viet Nam	396.1	9.0	221.3	6.6
Philippines	326.7	7.4	256.0	7.6
Pakistan	293.6	6.6	165.7	4.9
Others	1,650.9	37.4	1,371.5	40.8

Note: Percentages may not sum precisely to 100% because of rounding.

Table 14: Nonsovereign Sector Exposure
As of 31 December 2010 and 2009

	2010		2009	
Sector	$ million	%	$ million	%
Energy	1,966.3	44.5	1,618.9	48.1
Finance	1,682.0	38.1	1,133.2	33.7
Investment Funds	355.0	8.0	291.5	8.7
Others	413.1	9.3	320.3	9.5

Note: Percentages may not sum precisely to 100% because of rounding.

Table 15: **Nonsovereign Portfolio Expected Loss**
As of 31 December 2010 and 2009

	2010		2009	
Item	**$ million**	**% of NSO portfolio**	**$ million**	**% of NSO portfolio**
Specific Provision for Loan Losses	9.2	0.3	122.3	4.9
Collective Provision for Loan Losses	33.4	1.1	–	–
Loan Loss Reserve Requirement[a]	35.9	1.1	55.6	2.2
Expected Loss	**78.4**	**2.5**	**177.9**	**7.2**

NSO = nonsovereign operations.
Note: Numbers may not sum precisely because of rounding.
a The loan loss reserve requirement is subject to Board of Governors' approval during the Annual Meeting in May 2011.

Table 16: **Fixed Income Portfolio by Asset Class**
As of 31 December 2010 and 2009
($ million)

	2010		2009	
Item	**$ million**	**%**	**$ million**	**%**
Government	5,672.2	36.7	4,010.0	32.2
Government Guaranteed	4,476.9	28.9	4,778.7	38.3
Government-Sponsored Enterprises and Supranationals	3,067.9	19.8	1,834.7	14.7
Asset-Backed and Mortgage-Backed Securities Rated AAA	934.9	6.0	855.3	6.9
Corporations	1,320.4	8.5	983.1	7.9
Total	**15,472.2**	**100.0**	**12,461.9**	**100.0**

Notes: (i) Numbers may not sum precisely because of rounding. (ii) The 2009 figures were revised due to the reclassification of short-term government investments to cash and cash equivalents.

Credit risk in the treasury portfolio. Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with financially sound institutions with ratings from at least two reputable external rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has strict counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, executed an International Swaps and Derivatives Association Master Agreement, and signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily and the resulting exposures are collateralized by US dollar cash and/or US Treasuries. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations. The 2010 results are discussed in the succeeding paragraphs.

The weighted average credit rating for the treasury portfolio remained constant at AA+ in 2010. About 98.9% of the portfolio was rated A or better.

At 31 December 2010, no fixed-income instruments, derivatives, or other Treasury exposures were past due or impaired, the same as in 2009.

Deposits. ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term credit rating of A-1 and P-1. ADB maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited by the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income. ADB has a conservative policy toward fixed-income securities, and the credit risk is low. Sovereign and sovereign-guaranteed securities represent 85.4% of ADB's fixed-income assets. The remainder are between asset-backed and mortgage-backed securities that are rated AAA, and corporate bonds that are rated at least A– (Table 16). The credit risk of mortgage-backed securities and corporate bonds has generally fallen since 2009 as global economic conditions have improved.

Derivatives. Derivative counterparty credit risk is low. All swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB

maintains a watch list of institutions that it perceives as potentially riskier based on internal credit risk assessments. At the end of 2010, 73% of the marked-to-market exposure was collateralized.

Country exposure. At the end of 2010, Treasury credit risk exposure was allocated across 29 countries with the largest exposure in the United States (Table 17).

Table 17: Treasury Country Exposure
As of 31 December 2010 and 2009

	2010		2009	
Country	**$ million**	**%**	**$ million**	**%**
United States	6,213.7	30.3	5,123.6	31.8
Japan	4,439.7	21.7	3,107.4	19.3
Australia	2,273.9	11.1	1,951.8	12.1
France	1,490.5	7.3	676.4	4.2
Germany	1,404.8	6.9	1,382.3	8.6
Others	4,663.8	22.8	3,850.6	23.9
Total	20,486.5	100.0	16,092.1	100.0

Note: Numbers may not sum precisely because of rounding.

Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which was discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risks. Interest rate risk and foreign exchange risk are discussed in this section.

Interest rate. Interest rate risk in the operations portfolio is hedged as the basis for borrowers' interest payments are matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the Treasury portfolio. ADB monitors and manages interest rate risks in the Treasury portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the Treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates. ADB uses duration and VaR to measure interest rate risk across the Treasury portfolio, with particular attention to the prudential liquidity portfolio (PLP), which is the most exposed to interest rate risk.

Foreign exchange. ADB ensures that its operations have minimal exposure to exchange rate risk. In both the operations and Treasury portfolios, ADB is required to match its loans and investments with the funding currencies. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar results due to currency translation adjustments.

The discussion of market risk and 2010 results in this section is limited to the major currencies of the PLP since this portfolio bears the majority of ADB's market risks. The PLP accounts for 69% of ADB's OCR, while major currencies account for 95% of the PLP. Major currencies include the US dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk. Aggregate VaR, which includes interest rate and foreign exchange risks, decreased from 5.3% in 2009 to 4.1% in 2010. This VaR means that there is a 5% probability that the portfolio will lose more than 4.1% ($493.4 million) of its value over the next year. These potential loss estimates continued to decrease in 2010 as markets stabilized from the turmoil at the end of 2008.

Duration. The major PLP's interest rate sensitivity, as reflected in its weighted portfolio duration, increased from 2.3 years as of 2009 to 2.6 years as of 2010.

Stress testing. ADB measures how sensitive the major PLP is to interest rate changes. If interest rates were to rise 2%, the major PLP portfolio would be expected to lose 5.1% ($613.8 million). The estimated loss is larger than last year's because of the longer duration of the portfolio. ADB also uses scenario analysis to assess how the major PLP would respond to significant changes in market factors, such as

those that have occurred in the past. Because of the high quality of ADB's investments, scenario analysis suggests that the Treasury portfolio would appreciate during most stressed scenarios as demand for highly rated securities increases.

Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains prudential liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems; or from external events. ADB is exposed to many types of operational risk, which it mitigates through sound internal controls. ADB has a rigorous process for approving transactions to minimize errors in the lending function. ADB has also strengthened business continuity, and particularly information technology, to reduce the impact of disruptions.

Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of both expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call. As a result, ADB not only protects its shareholders but also supports its AAA credit rating, which reduces ADB's borrowing costs and, consequently, its lending rates.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis when some DMCs may find their access to capital markets limited. This second requirement ensures that ADB will have the capacity to lend under such adverse conditions.

For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2010, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

Asset and Liability Management

The objectives of asset and liability management for ADB is to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable levels of financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to the borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management safeguards net worth from foreign exchange rate risks, protects net interest margin from fluctuations in interest rates, and provides sufficient liquidity to meet ADB's operations. ADB also adheres to cost pass-through pricing policy for the loans to sovereign borrowers, and allocates the most cost-efficient borrowings to fund the loans. In 2006, ADB clarified and formalized its asset and liability management objectives and practices through a comprehensive policy framework approved by the Board. The framework guides all financial policies related to asset and liability management, including liquidity, investments, equity management, and capital adequacy.

Internal Control over Financial Reporting

In line with the global best practices on corporate governance, ADB's Management assesses the effectiveness of

its internal controls over financial reporting based on the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission in *Internal Control – Integrated Framework* since 2008. ADB has applied a risk-based evaluation framework for the 2010 assertion and attestation of the effectiveness of Internal Control over Financial Reporting for OCR and Special Funds (except for Asian Development Bank Institute). The scope included a review of 48 business processes over financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB staff across several departments and offices is responsible for identifying and testing key controls, assessing and evaluating the design and operating effectiveness of the business process. Concurrently, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for OCR and Special Funds (except for Asian Development Bank Institute) in 2010.

Critical Accounting Policies and Estimates

Significant accounting policies are contained in Note B of the OCR financial statements. As disclosed in the financial statements, management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates. These are discussed in more detail in Note B of OCR's financial statements.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves. In 2006, the Board approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

ADB uses an internal risk rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's default data. A loan loss reserve is established in the equity section for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, TASF, Japan Special Fund, ADB Institute, the Asian Tsunami Fund, the Pakistan Earthquake Fund, the Regional Cooperation and Integration Fund, the Climate Change Fund, and the Asia Pacific Disaster Response Fund. Financial statements for each Special Fund are prepared in accordance with US GAAP except for the ADF's, which are special purpose financial statements.

Asian Development Fund

The ADF is ADB's concessional financing window for DMCs with low per capita gross national product and limited debt repayment capacity. It is the only multilateral

source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 32 donor members (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the ADF (ADF X) and the fourth regularized replenishment of the TASF. This became effective on 16 June 2009. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2009, and for a replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. In June 2009, the Board of Directors approved the provision of an additional $400 million in assistance for ADF-only countries. The total replenishment size of SDR7.5 billion ($11.9 billion) consisted of SDR7.3 billion for ADF X and SDR0.2 billion for TASF. About 36% of the replenishment will be financed from new donor contributions totaling SDR2.7 billion ($4.2 billion equivalent).

Currency management. The new currency management framework for the ADF took effect on 1 January 2006. The previous practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on an SDR basket of currencies (US dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that do not constitute SDR are immediately converted into one of SDR basket of currencies to maintain the SDR-based liquidity portfolio. In addition, the borrower's obligations for new ADF loans are determined in SDR.

Loan conversion. Starting in 2008, ADB offered a full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. The conversion is intended to shorten the time horizon to achieve the full benefits, reduce exchange rate volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral development banks and all ADF loans. As of 31 December 2010, 17 of 30 countries that have borrowed from the ADF have signified their agreement to the conversion. The outstanding balance of their SDR-converted loans totals the equivalent of $13.9 billion.

Revised framework for grants and hard-term facility. In September 2007, the Board of Directors approved the revised ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than 2 consecutive years and with an active OCR lending program are eligible to borrow from this new facility. The interest rate will be reset every January and will apply to all hard-term loans approved that year. The interest rate will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% for the life of the loan. Two loans were approved under this new facility in 2010.

Liquidity management. In 2008, the ADF began managing its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity ADF holds to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Enhanced heavily indebted poor countries initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in Heavily Indebted Poor Countries (HIPC) debt relief, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82.4 million.

Launched in 1996 by the IDA and International Monetary Fund (IMF), the HIPC initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC initiative and were potentially eligible

for HIPC debt relief.[5] Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions,[6] becomes eligible to receive interim debt relief on a provisional basis following the Board of Directors' approval to provide debt relief under the HIPC initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106.0 million and was to be provided through a reduction of Afghanistan's debt service from July 2010 to February 2028. As of December 2010, ADF had delivered $2.6 million under this arrangement, bringing the balance to $103.4 million.

Contributed resources. During ADF X, donors agreed to a total replenishment of SDR7.5 billion, of which SDR4.5 billion would be financed from internal resources, SDR2.7 billion from new donor contributions, and SDR0.3 billion from net income transfers from OCR. This covers 2009–2012, which became effective in June 2009 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of 31 December 2010, 27 donors had contributed a total of $3.7 billion,[7] of which $1.8 billion had been received and made available for operational commitments. On 23 December 2010, the Board of Directors approved the additional contribution from the United Kingdom of £6.2 million. Deposited installment payments totaling $1,012.2 million included $930.5 million for ADF operations and $81.7 million allocated to the TASF. The remaining unpaid contributions under ADF VIII and ADF IX as of 31 December 2010 totaled $214.9 million.[7] (For details of amounts released for operational commitment in 2010, see the column labeled "Addition" in Statistical Annex 23.)

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from OCR. The balance of the commitment authority available for operations as of 31 December 2010 was $1.1 billion, compared with $1.7 billion as of 31 December 2009 (Table 18).

Table 18: Asian Development Fund Commitment Authority[a]
31 December 2010 and 2009
($ million)

Item	2010	2009
Carryover from ADF IX Commitment Authority[b]	122.0	123.7
ADF X Contributions	1,802.1[c, d]	837.6
ADF IX Contributions	111.8[e]	112.8
ADF VIII Contributions	8.2[f]	8.3
Reflow-based Resources	4,520.8[g]	3,345.8
OCR Net Income Transfer	240.0	120.0
Savings and Cancellation	650.0	314.4
Total ADF X Commitment Authority	7,454.8	4,862.6
Loans and Grants Committed	6,306.6	3,129.4
ADF Commitment Authority Available for Future Commitments	**1,148.2**	**1,733.2**

ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a ADB monitors commitment authority based on SDR. All reported figures are based on US dollar to SDR exchange rates as of 31 December 2010 and 2009.
b The US dollar equivalent of SDR79.2 million at the year-end exchange rate, which reflects the cumulative commitment authority for ADF IX.
c Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until (i) the respective donors release the withheld amount, or (ii) the outstanding balance has been settled.
d On 23 December 2010, the Board of Directors approved the additional contribution of the United Kingdom amounting to £6.2 million, which was deposited on 15 December 2010.
e Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.
f Represents 99.16% of Austria's fourth installment payment, which was released and made available for operational commitment.
g Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

5 These included Bhutan, Kyrgyz Republic, Lao People's Democratic Republic (Lao PDR), Nepal, and Sri Lanka. Subsequently, Afghanistan was assessed to be potentially eligible for Heavily Indebted Poor Countries (HIPC) debt relief. At that time, the authorities of Bhutan, Lao PDR, and Sri Lanka had indicated to the International Monetary Fund and World Bank staff that they did not wish to avail themselves of the HIPC initiative. In the absence of data, no debt assessment could be made for Myanmar. The authorities of Myanmar also indicated that they could not provide the data needed for the assessment and that they do not want to benefit from debt relief under the HIPC initiative at that time.
6 The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place, and has been cleared of any outstanding arrears.
7 US dollar equivalent at 31 December 2010 exchange rates.

In May 2010, the Board of Governors approved the transfer of $120.0 million to the ADF as part of OCR's net income allocation (2009: $120.0 million). In addition, $650.0 million from loan savings and cancellations were included in the commitment authority. This resulted from Management's continual assessment of opportunities to free committed resources through cancellations of unused loan and grant balances. During 2010, promissory notes totaling $795.0 million were encashed, of which $71.4 million was transferred to the TASF.

In August 2010, the Board of Governors approved the reduction in Nauru's contribution to ADF VI and the second regularized replenishment of the TASF from $2.0 million to $0.4 million. The reduction consisted of the unpaid balances from promissory notes that had not been encashed of $1.1 million and unpaid receivables of $0.5 million.

In 2010, the Board of Directors approved an additional allocation of $162.0 million to Afghanistan for 2011–2012 as a result of the suspension of the post-conflict phaseout. The additional resource will be temporarily financed from usable liquidity.

Loan approvals, disbursements, and repayments. In 2010, 51 ADF loans totaling $2.2 billion were approved compared with 45 ADF loans totaling $2.2 billion in 2009. Disbursements during 2010 totaled $1.6 billion, a decrease of 28.6% from $2.2 billion in 2009. At the end of 2010, cumulative disbursements from ADF resources were $30.9 billion. Loan repayments during the year totaled $905.8 million. At the end of 2010, outstanding ADF loans amounted to $29.0 billion.

Status of loans. At the end of 2010, 28 sovereign loans to Myanmar with total principal outstanding of $614.8 million were in non-accrual status. These represented about 2.1% of the total outstanding ADF loans.

Investment portfolio position. The ADF investment portfolio[8] totaled $5.6 billion at the end of 2010 compared with $5.7 billion at the end of 2009. About 39% of the portfolio was invested in bank deposits, and 61% was invested in fixed-income securities. The annualized rate of return on ADF investments, including unrealized gains and losses, was 1.6% (2009: 2.4%).

Grants. In 2010, ADB approved 34 grants (2009: 27) totaling $967.2 million (2009: $911.3 million), while 21 grants (2009: 32) totaling $651.8 million (2009: $952.5 million) became effective, net of $5.9 million (2009: $5.0 million) in write-backs of undisbursed commitments for completed grant projects.

Official cofinancing for loans and grants. In 2010, $750.8 million (2009: $140.3 million) was mobilized in official loan and grant cofinancing for 23 ADF-financed projects (2009: 7) totaling $726.2 million (2009: $279.5 million).

Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and regional TA.

In August 2008, as part of the ADF X replenishment, the donors agreed to contribute 3% of the total replenishment as the fourth replenishment of the TASF in consideration of the demand estimate and the availability of funds from other sources. The replenishment covers 2009–2012.

Contributed resources. As of 31 December 2010, 27 donors had committed a total of $288.5 million to the TASF as part of the ADF X and the fourth regularized replenishment of the TASF. Of the total commitment, $142.3 million had been received.

During 2010, India made a direct voluntary contribution of $0.4 million, and Pakistan $0.1 million. In addition, $40.0 million was allocated to the TASF as part of the OCR's net income allocation, and a total of $0.5 million for the fourth regularized replenishment of the TASF. At the end of 2010, TASF resources totaled $1,759.7 million, of which $1,511.6 million was committed, leaving an uncommitted balance of $248.1 million (Statistical Annex 24).

Operations. TA commitments (approved and effective) increased from $117.2 million in 2009 to $134.7 million in 2010 for 195 TA projects that were made effective during the year, net of $11.8 million (2009: $13.3 million) in write-backs of undisbursed commitments for completed and canceled TA projects. Undisbursed commitments for TA increased to $298.6 million as of 31 December 2010 ($258.9 million as of 31 December 2009). The TASF financed 45.1% of all TA activities approved in 2010.

Investment position. As of 31 December 2010, the TASF investment portfolio, including securities purchased

8 Includes securities purchased under resale arrangement.

Table 19: **Technical Assistance Special Fund**
Cumulative Resources
($ million)

Item	2010	2009
Regularized Replenishment Contributions	721.1	720.6
Allocations from OCR Net Income	769.0	729.0
Direct Voluntary Contributions	89.9	89.4
Income from Investment and Other Sources	183.2	180.7
Transfers from the TASF to the ADF	(3.5)	(3.5)
Total	**1,759.7**	**1,716.2**

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.

Table 20: **Japan Special Fund**
Technical Assistance by Sector, 2010

Sector	$ million	%
Agriculture and Natural Resources	4.0	34
Energy	2.2	19
Multisector	2.0	17
Public Sector Management	2.0	17
Industry and Trade	1.5	13
Total	**11.7**	**100**

under resale arrangement, totaled $362.0 million, compared with $328.1 million as of the end of 2009. With the increase in the average volume of investments, which was partially offset by a decline in the average yield, revenue from investments was $2.49 million for 2010 (2009: $2.46 million).

Japan Special Fund

The Japan Special Fund (JSF) was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's DMCs restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 31 December 2010, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved TA that is not yet effective, was $48.5 million as of 31 December 2010.

Operations. The TA financed by the JSF continued to support ADB operations aimed at reducing poverty. In 2010, seven TA projects totaling $11.7 million were approved (Table 20) and 22 projects totaling $23.3 million became effective. The balance of undisbursed commitments as of 31 December 2010 was $72.5 million, compared with $94.1 million as of the end of 2009.

Sector activities. In 2010, the JSF financed 3.6% of the total TA that ADB approved, including 1.3% of project preparatory TA. Table 20 illustrates the breakdown of JSF approvals by sector.

Investment position. As of 31 December 2010, the JSF investment portfolio totaled $121.4 million, lower than the balance of $158.5 million as of 31 December 2009. With the low interest rate environment, revenue from investments decreased from $1.2 million in 2009 to $0.4 million in 2010.

ADB Institute

The ADB Institute (ADBI) was established in 1996 as a subsidiary body of ADB. The ADBI's objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

Its operating costs are met by ADBI, which ADB administers in accordance with the Statute of the Institute. In June 2010, the Government of Japan made its 15th contribution for ¥0.7 billion ($7.9 million equivalent), while the Government of Australia made a contribution to the institute for A$0.5 million ($0.4 million equivalent). In December 2010, Japan committed its 16th contribution for ¥0.7 billion ($8.6 million equivalent), which was reported as Due from Contributors.

As of 31 December 2010, cumulative contributions committed amounted to ¥18.6 billion and A$0.5 million (about $166.2 million equivalent), excluding translation adjustments. Of the total contributions received, $157.4 million had been used by the end of 2010 mainly for research and capacity-building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) associated administrative expenses. The balance

of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $8.8 million.

Asian Tsunami Fund

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding DMCs that were stricken by the tsunami on 26 December 2004. As of 31 December 2010, the ATF was legally terminated but actions necessary to wind up its activities will be allowed even after its termination.

Contributed resources. ADB contributed $600 million to the fund, of which $50 million unutilized funds were transferred back to OCR ($40 million in November 2005 and $10 million in June 2006) and to the Asia Pacific Disaster Response Fund ($40 million in May 2009). In addition, Australia contributed $3.8 million and Luxembourg $1.0 million. As of 31 December 2010, ATF resources totaled $586.9 million, of which $584.3 million has been utilized, leaving an uncommitted balance of $2.6 million ($4.5 million as of 31 December 2009).

Operations. No new TA or grants were approved or made effective during the year. The balance of undisbursed commitments as of 31 December 2010 was $22.0 million, compared with $116.8 million as of the end of 2009.

Investment position. As of 31 December 2010, the ATF's investment portfolio totaled $19.0 million ($97.9 million as of 31 December 2009). With a smaller portfolio and lower yield on time deposits, the ATF generated income of $0.1 million in 2010 (2009: $0.9 million).

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan following the earthquake on 8 October 2005. The dedicated fund is to deliver emergency grant financing for investment and TA projects to support immediate reconstruction, rehabilitation, and associated development activities.

Unless otherwise agreed by the contributors and ADB, the PEF will terminate on the earlier of (i) the date 3–4 years from the Board approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On 29 June 2010, the Board approved the extension of PEF until 30 June 2011.

Contributed resources. ADB contributed $80.0 million to the fund. In addition, Australia contributed $15.0 million; Belgium, $14.3 million; Finland, $12.3 million; and Norway, $20.0 million. As of 31 December 2010, PEF resources totaled $145.2 million, of which $141.3 million had been utilized, leaving an uncommitted balance of $3.9 million ($3.3 million as of 31 December 2009).

Operations. No new TA or grants were approved or made effective in 2010. The balance of undisbursed commitments as of 31 December 2010 amounted to $34.0 million, compared with $49.4 million as of the end of 2009.

Investment position. As of 31 December 2010, the PEF's investment portfolio totaled $30.3 million ($49.2 million as of 31 December 2009). Because of its smaller portfolio, revenues decreased to $1.3 million (2009: $2.2 million).

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. ADB contributed $40.0 million to the fund as part of the 2006 OCR net income allocation. In May 2010, $10.0 million was transferred to the fund from OCR allocable net income. As of 31 December 2010, the fund's resources totaled $53.0 million, of which $42.6 million had been utilized, leaving an uncommitted balance of $10.4 million ($12.5 million as of 31 December 2009).

Operations. In 2010, 13 TA projects and 1 supplementary approval for a total of $12.0 million became effective (2009: 12 TA and 1 supplementary approval for $12.1 million), net of $0.1 million (2009: $0.0) savings on financially completed TA projects. The balance of undisbursed commitments as of 31 December 2010 amounted to $29.4 million, compared with $23.1 million as of the end of 2009.

Investment position. As of 31 December 2010, the Regional Cooperation and Integration Fund's investment portfolio totaled $37.4 million ($34.9 million as of 31 December 2009). Revenue from investments for 2010

was $0.1 million (2009: $0.4 million), reflecting the low interest rate environment.

Climate Change Fund

The Climate Change Fund was established in April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's assistance in related sectors.

Contributed resources. ADB provided the initial contribution of $40.0 million in May 2008, as part of OCR's 2007 net income allocation. In May 2010, $10.0 million was transferred to the fund from OCR allocable net income. As of 31 December 2010, the fund's resources totaled $51.0 million, of which $31.9 million had been utilized, leaving an uncommitted balance of $19.1 million ($26.7 million as of 31 December 2009).

Operations. In 2010, 9 TA and grants and 2 supplementary approvals for a total of $17.2 million (2009: 12 TA and grants for $10.7 million) were approved and became effective. The balance of undisbursed commitments as of 31 December 2010 amounted to $25.6 million, compared with $13.0 million as of the end of 2009.

Investment position. As of 31 December 2010, the Climate Change Fund's investment portfolio totaled $43.4 million ($39.2 million as of 31 December 2009). With the lower yield from US dollar placements, revenue from investments decreased to $0.1 million in 2010 (2009: $0.4 million).

Asia Pacific Disaster Response Fund

The Asia Pacific Disaster Response Fund was established on 1 April 2009 to provide, in a timely fashion, incremental grant resources to DMCs affected by natural disasters.

Contributed resources. In May 2009, $40.0 million was transferred from the Asian Tsunami Fund as the initial resources of the Asia Pacific Disaster Response Fund. With accumulated income from investment and other sources of $0.1 million, total resources of the fund as of 31 December 2010 amounted to $40.1 million, of which $12.6 million had been utilized, leaving an uncommitted balance of $27.5 million.

Operations. In 2010, two grants totaling $5.5 million became effective (2009: three grants totaling $7.0 million). The balance of undisbursed commitments as of 31 December 2010 amounted to $6.0 million, compared with $7.0 million as of the end of 2009.

Investment position. As of 31 December 2010, the Asia Pacific Disaster Response Fund's investment portfolio totaled $20.1 million ($29.6 million as of 31 December 2009). Total revenue from investments for 2010 was $0.1 million (2009: $0.1 million).

GRANT COFINANCING

Trust funds and project-specific grants are key instruments to mobilize and channel grants from external sources to finance TA and components of investment projects. They complement ADB's own resources to meet capacity development and other specific demands from DMCs. Bilateral, multilateral, private sector partners, and others have contributed more than $3.0 billion in grants to ADB operations (Table 21). In 2010, grant cofinancing for ADB-approved projects totaled $307.60 million, comprising $150.25 million for 112 TA projects and $157.35 million for grant components of 23 investment projects.

By the end of 2010, ADB was administering 37 trust funds—22 single-donor and 15 multi-donor trust funds—to finance activities in various sectors or for specific themes, including poverty reduction, governance, gender and development, managing for development results, HIV/AIDS, water, energy, education, information and communication technology, and trade and finance.

Initially, trust funds were established through donor-specific channel financing agreements for a wide range of sectors, focused primarily on financing TA operations. More recently, in support of the priority sectors under Strategy 2020 and consistent with ADB's financing partnership

strategy and harmonization efforts, ADB has established trust funds based on common agreements with development partners and financing through instruments of contribution. These are established under an umbrella facility of sector- and theme-focused financing partnership, and finance TA and grant components of investment projects. As of 2010, four financing partnership facilities supported projects in water, clean energy, regional cooperation and integration, and urban development financing.

Additional resources from external partners totaled $147.4 million in 2010, comprising $40.5 million in new contributions and $106.9 million in replenishments to existing trust funds. Australia provided $0.8 million in new contributions to the Gender and Development Cooperation Fund. The Future Carbon Fund received $35.0 million in new contributions from private sector partners: POSCO (Republic of Korea) and Eneco Energy Trade (the Netherlands). The World Bank, as trustee, made a new contribution of $4.7 million to the Climate Investment Fund. The following replenishments were also provided:

(i) $8.0 million from Australia for the Pacific Region Infrastructure Facility;
(ii) $84.8 million from Japan for the Japan Fund for Poverty Reduction, Japan Scholarship Program, Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility, and Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility;
(iii) $6.4 million from the Republic of Korea for the e-Asia and Knowledge Partnership Fund;
(iv) $2.0 million from Luxembourg for the Financial Sector Development Partnership Fund;
(v) $0.7 million from Spain for its Cooperation Fund for Technical Assistance; and
(vi) $5.1 million from Sweden for the Cooperation Fund for Fighting HIV/AIDS in Asia and the Pacific.

Japan Fund for Poverty Reduction

The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants in addition to project grants. As of the end of 2010, JFPR funds made available totaled about $445.8 million. The Government of Japan had approved 146 JFPR grant projects (equivalent to $370.3 million) and 37 JFPR TA projects (equivalent to $33.5 million). ADB had approved 137 JFPR grant projects (equivalent to $352.9 million) and 30 JFPR TA projects (equivalent to $25.4 million).

Japan Scholarship Program

The Japan Scholarship Program (JSP) was established in 1988 to provide an opportunity for well-qualified citizens of DMCs to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific.

The JSP is funded by the Government of Japan and administered by ADB. In 2010, the JSP had 27 participating institutions in 10 countries. Between 1988 and 2010, Japan contributed $116.1 million, and 2,696 scholarships were awarded to recipients from 35 members. Of the total, 2,362 have completed their courses. Women have received 925 scholarships. An average of 155 new scholarships a year have been awarded in the past 10 years.

Table 21: **Schedule of Contributions and Net Assets Grants from External Sources**
As of 31 December 2010
($ million)

Item	Contribution	Net Assets[a]
Administered by ADB		
Country		
Australia	304.2	106.9
Austria	8.7	0.6
Belgium	49.2	45.2
Brunei Darussalam	5.9	0.0
Cambodia	0.1	–
Canada	131.2	27.2
People's Republic of China	220.1	202.9
Denmark	24.7	2.9
European Community	277.2	65.6
Finland	81.1	44.1
France	33.2	3.2
India	1.0	(0.0)
Indonesia	12.6	–
Ireland	2.2	0.0
Italy	2.7	0.9
Japan[b]	874.1	449.9
Republic of Korea	147.5	129.0
Lao People's Democratic Republic	0.1	–
Luxembourg	21.3	17.1
The Netherlands	360.3	57.1
New Zealand	31.7	0.9
Norway	121.3	19.3
Philippines	12.6	–
Portugal	14.1	13.5
Spain	58.5	35.5
Sweden	186.3	68.5
Switzerland	47.0	26.1
Thailand	12.6	–
United Kingdom and Northern Ireland	436.5	20.4
United States	3.4	0.6
Viet Nam	1.1	1.1
Subtotal	3,482.3	1,338.3
Others		
Cities Alliance	0.5	0.0
Clean Technology Fund	0.6	0.5
Future Carbon Fund	35.0	34.1
Global Environment Facility	121.4	17.1
Special Climate Change Fund	0.1	0.0
International Fund for Agricultural Development	21.8	0.0
Islamic Financial Services Board	0.4	(0.0)
Nordic Development Fund	14.4	(0.7)
Private Sector and Foundations	3.0	0.2
Public Private Infrastructure Advisory Facility	0.6	(0.0)
Strategic Climate Fund	3.3	1.9
Trust Fund for Forest	16.4	0.5
United Nations Children's Fund	0.2	–
United Nations Development Programme	111.0	0.3
Subtotal	328.7	54.0
Not Administered by ADB		
Country		
Switzerland	19.0	–
Kuwait	14.0	–
Subtotal	33.1	–
Grand Total	**3,844.1**	**1,392.4**

– = nil, ( ) = negative.
Notes: (i) Numbers may not sum precisely because of rounding. (ii) 0.0 = amount less than $0.05 million.
a Excludes projects approved but not yet effective.
b Includes Japan Fund for Poverty Reduction, Japan Scholarship Program, Japan Fund for Information and Communication Technology, and Japan Fund for Public Policy Training.

Appendix: Condensed Management Reporting Balance Sheets

As of 31 December 2010 and 2009
($ thousand)

Item	2010			2009
	Statutory Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	114,648	–	114,648	129,843
Investments and accrued income	18,370,852	–	18,370,852	14,237,703
Securities transferred under repurchase agreement	707,851	–	707,851	551,386
Securities purchased under resale arrangement	318,228	–	318,228	335,240
Loans outstanding and accrued interest	46,116,409	(278)	46,116,131	41,921,783
Allowance for loan losses and unamortized net loan origination costs	10,936	–	10,936	(18,636)
Equity investments	1,108,198	(59,709)	1,048,489	859,772
Receivable from swaps				
Borrowings	29,475,685	(3,156,835)	26,318,850	22,157,287
Others	1,781,058	(199,850)	1,581,208	818,779
Other assets	2,166,317	–	2,166,317	1,520,815
TOTAL	100,170,182	(3,416,672)	96,753,510	82,513,972
Borrowings and accrued interest	52,386,484	236,778	52,623,262	43,062,391
Payable for swaps				
Borrowings	25,775,013	(2,988,219)	22,786,794	20,569,240
Others	2,077,841	(324,466)	1,753,375	926,081
Payable for swap related collateral	1,588,350	–	1,588,350	735,050
Payable under securities repurchase agreement	714,490	–	714,490	555,000
Accounts payable and other liabilities	1,749,535	–	1,749,535	1,763,223
Total Liabilities	84,291,713	(3,075,907)	81,215,806	67,610,985
Paid-in capital	4,255,678	–	4,255,678	3,818,297
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(341,130)	–	(341,130)	(142,181)
Net notional maintenance of value receivable	(419,186)	–	(419,186)	(523,220)
Ordinary reserve	10,030,460	1,637	10,032,097	9,791,035
Special reserve	230,226	–	230,226	218,903
Loan loss reserve	246,000	–	246,000	493,162
Surplus	1,131,756	–	1,131,756	884,594
Cumulative revaluation adjustments account	183,521	(183,521)	–	–
Net income[b]	614,489	(77,779)	536,710	410,882
Accumulated other comprehensive loss	(53,345)	(81,102)	(134,447)	(48,485)
Total Equity	15,878,469	(340,765)	15,537,704	14,902,987
TOTAL	100,170,182	(3,416,672)	96,753,510	82,513,972

– = nil, ( ) = negative.
a Includes reversal of ASC 815 and 825 effects and ADB's share in unrealized gains or losses from equity investments accounted under the equity method.
b Net income after appropriation of guarantee fees to Special Reserve.

FINANCIAL STATEMENTS



ORDINARY CAPITAL RESOURCES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying balance sheet of Asian Development Bank ("ADB") – Ordinary Capital Resources as of December 31, 2010 and 2009 and the related statements of income and expenses, cash flows, and changes in capital and reserves, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The summary statement of loans and summary statement of borrowings as of December 31, 2010 and 2009, and statement of subscriptions to capital stock and voting power as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

BALANCE SHEET

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

ASSETS

	2010		2009	
DUE FROM BANKS (Note C)		**$ 114,648**		$ 129,843
INVESTMENTS (Notes C, D, L, and P)				
Government and government-guaranteed obligations	**$13,842,500**		$10,308,595	
Time deposits	**2,285,773**		1,991,982	
Other securities	**2,125,086**	**18,253,359**	1,823,002	14,123,579
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Note P)		**707,851**		551,386
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note P)		**318,228**		335,240
LOANS OUTSTANDING (OCR-5) (Notes A, E, and P) (Including ASC 815 adjustment of $278 - 2010 and $365 - 2009; net unamortized loan origination costs of $53,441 - 2010 and $84,606 - 2009)				
Sovereign	**43,634,265**		39,846,308	
Nonsovereign	**2,352,051**		1,969,982	
	45,986,316		41,816,290	
Less—allowance for loan losses	**42,505**	**45,943,811**	103,242	41,713,048
EQUITY INVESTMENTS (Notes A, G, and P)		**1,108,198**		884,440
ACCRUED INTEREST RECEIVABLE				
Investments	**117,493**		114,124	
Loans	**183,534**	**301,027**	190,464	304,588
RECEIVABLE FROM SWAPS (Notes H and P)				
Borrowings	**29,475,685**		24,917,264	
Others	**1,781,058**	**31,256,743**	1,044,854	25,962,118
OTHER ASSETS				
Property, furniture, and equipment (Note I)	**161,177**		158,809	
Investment related receivables (Note D)	**272,544**		477,016	
Swap related collateral (Note H)	**1,588,350**		735,050	
Miscellaneous (Note N)	**144,246**	**2,166,317**	149,940	1,520,815
TOTAL		**$100,170,182**		$85,525,057

The accompanying notes are an integral part of these financial statements (OCR-8).

OCR-1

CONTINUED

LIABILITIES, CAPITAL, AND RESERVES

	2010		2009	
BORROWINGS (OCR-6) (Notes H, J, and P)				
At amortized cost	$ 3,771,063		$ 3,776,212	
At fair value	48,075,055	$ 51,846,118	38,313,203	$42,089,415
ACCRUED INTEREST ON BORROWINGS		540,366		408,783
PAYABLE FOR SWAPS (Notes H, J, and P)				
Borrowings	25,775,013		23,503,343	
Others	2,077,841	27,852,854	1,294,160	24,797,503
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENT		714,490		555,000
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables (Note D)	411,988		689,786	
Payable for swap related collateral (Note H)	1,588,350		735,050	
Undisbursed technical assistance commitments	1,347		10,355	
Accrued pension and postretirement medical benefit costs (Note O)	1,168,252		903,466	
Miscellaneous (Notes F, I, and N)	167,948	3,337,885	159,616	2,498,273
TOTAL LIABILITIES		84,291,713		70,348,974
CAPITAL AND RESERVES (OCR-4)				
Capital stock (OCR-7) (Note K)				
Authorized (SDR106,389,330,000 - 2010 and 2009)				
Subscribed (SDR93,472,010,000 - 2010; SDR38,893,430,000 - 2009)	143,949,700		60,751,149	
Less—"callable" shares subscribed	136,535,071		56,640,850	
"Paid-in" shares subscribed	7,414,629		4,110,299	
Less—subscription installments not due	3,084,711		217,636	
Subscription installments matured	4,329,918		3,892,663	
Less—capital transferred to the Asian Development Fund and discount	74,240		74,366	
	4,255,678		3,818,297	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)	(341,130)		(142,181)	
Net notional amounts required to maintain value of currency holdings (Note K)	(419,186)		(523,220)	
Ordinary reserve (Note L)	10,030,460		9,789,807	
Special reserve (Note L)	230,226		218,903	
Loan loss reserve (Note L)	246,000		493,162	
Surplus (Note L)	1,131,756		884,594	
Cumulative revaluation adjustments account (Note L)	183,521		631,129	
Net income (loss) after appropriation (OCR-2) (Note L)	614,489		(36,725)	
Accumulated other comprehensive (loss) income (OCR-4) (Note L)	(53,345)	15,878,469	42,317	15,176,083
TOTAL		$100,170,182		$85,525,057

OCR-2

ORDINARY CAPITAL RESOURCES

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
REVENUE (Note M)						
From loans (Note E)						
Interest	$688,006			$947,921		
Commitment charge	58,151			64,061		
Other	(65,678)	$680,479		(52,149)	$959,833	
From investments (Note D) Interest		367,499			459,367	
From guarantees (Note F)		11,322			9,180	
From equity investments		58,425			24,527	
From other sources—net (Notes E and Q)		24,160			18,641	
TOTAL REVENUE			$1,141,885			$1,471,548
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		386,048			741,665	
Administrative expenses (Note M)		294,251			193,638	
Provision for losses (Notes E and F)		(44,713)			115,779	
Other expenses		3,544			5,074	
TOTAL EXPENSES			639,130			1,056,156
NET REALIZED GAINS (LOSSES)						
From investments (Notes D and M)		33,805			30,460	
From equity investments (Note M)		48,080			(10,230)	
From borrowings		1,444			2,967	
Others (Note M)		(3,011)			81	
NET REALIZED GAINS			80,318			23,278
NET UNREALIZED GAINS (LOSSES) (Note M)			42,738			(466,215)
NET INCOME (LOSS)			$ 625,811			$ (27,545)

The accompanying notes are an integral part of these financial statements (OCR-8).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 669,427	$ 962,456
Interest on investments received	387,861	448,126
Interest (paid) received for securities purchased under resale/repurchase arrangement	(2,293)	611
Interest and other financial expenses paid	(299,183)	(808,695)
Administrative expenses paid	(258,601)	(151,442)
Technical assistance to member countries disbursed	(84)	(10,183)
Others—net	24,645	18,888
Net Cash Provided by Operating Activities	521,772	459,761
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	5,202,164	7,364,182
Maturities of investments	100,204,828	82,238,440
Purchases of investments	(109,885,121)	(88,628,493)
Net payments on future contracts	(398)	(83)
Net receipts from securities purchased under resale arrangement	7,692	172,059
Principal collected on loans	2,305,080	1,890,879
Loans disbursed	(5,892,748)	(7,800,946)
Receipts from swaps	323,017	43,817
Payments for swaps	(554,862)	–
Property, furniture, and equipment acquired	(19,791)	(16,588)
Change in swap related collateral	853,300	735,050
Purchases of equity investments	(183,039)	(58,744)
Sales of equity investments	109,970	27,062
Net Cash Used in Investing Activities	(7,529,908)	(4,033,365)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,465,398	10,186,688
Borrowings redeemed	(7,489,554)	(5,921,627)
Matured capital subscriptions collected[1]	222,385	3,655
Issuance expenses paid	(37,871)	(13,791)
Demand obligations of members encashed	14,235	8,657
Receipts from swaps	95,557	50,972
Payments for swaps	(106,570)	(614,386)
Resources transferred to ADF	(120,000)	(120,000)
Resources transferred to TASF	(40,000)	(23,000)
Resources transferred to RCIF	(10,000)	–
Resources transferred to CCF	(10,000)	–
Net Cash Provided by Financing Activities	6,983,580	3,557,168
Effect of Exchange Rate Changes on Due from Banks	9,361	4,041
Net Decrease in Due from Banks	(15,195)	(12,395)
Due from Banks at Beginning of Year	129,843	142,238
Due from Banks at End of Year	$ 114,648	$ 129,843
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss) (OCR-2)	$ 625,811	$ (27,545)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:[2]		
Depreciation and amortization	135,878	74,154
Provision for losses (written back) charged—net	(44,713)	115,779
Net realized gains from investments and other borrowings	(90,919)	(34,257)
Proportionate share in earnings on equity investments	(39,868)	(5,521)
Net unrealized (gains) losses	(55,105)	466,215
Change in accrued revenue from loans, investments and other swaps	(12,368)	27,654
Change in receivable from ADF - allocation of administrative expenses	14,534	(11,377)
Change in accrued interest on borrowings and swaps, and other expenses	274,511	117,798
Change in pension and postretirement benefit liability	(274,891)	(244,880)
Others—net	(11,098)	(18,259)
Net Cash Provided by Operating Activities	$ 521,772	$ 459,761

Supplementary disclosure of noncash financing activities:
1 Nonnegotiable, noninterest-bearing demand promissory notes amounting to $191,509 ($1,457 – 2009) were received from members.
2 Includes securities received from restructuring amounting to $47,483 (nil – 2009).
The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars (Note K)

	Capital Stock	Nonnegotiable Noninterest-Bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, 1 January 2009	**$3,777,071**	**$(144,514)**	**$(564,383)**	**$9,532,487**	**$209,723**	**$195,062**	**$894,594**	**$(23,336)**	**$1,346,973**	**$(98,721)**	**$15,124,956**
Cumulative effect of ASC 820/825 adoption								227,500			227,500
Comprehensive (loss) income for the year 2009 (Note L)									(27,545)	141,038	113,493
Appropriation of guarantee fees to Special Reserve (Note L)					9,180				(9,180)		-
Change in SDR value of paid-in shares subscribed	36,786										36,786
Change in subscription installments not due	(160,408)										(160,408)
Additional paid-in shares subscribed during the year	165,523										165,523
Change in SDR value of capital transferred to Asian Development Fund	(675)										(675)
Change in notional maintenance of value (Note K)			41,163								41,163
Demand obligations on account of subscription received during the year		(1,457)									(1,457)
Encashment of demand obligations during the year		8,657									8,657
Change in US Dollar value of demand obligations		(4,866)									(4,866)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer to cumulative revaluation account (Note L)				261,408		298,100	(10,000)	426,965	(1,203,973)		(227,500)
Allocation of prior year income to ADF and TASF (Note L)									(143,000)		(143,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				(4,088)							(4,088)
Balance, 31 December 2009	**$3,818,297**	**$(142,181)**	**$(523,220)**	**$9,789,807**	**$218,903**	**$493,162**	**$884,594**	**$631,129**	**$ (36,725)**	**$ 42,317**	**$15,176,083**

CONTINUED

	Capital Stock	Nonnegotiable Noninterest-Bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income (Loss) After Appropriations	Accumulated Other Comprehensive (Loss) Income	Total
Balance, 31 December 2009	**$3,818,297**	**$(142,181)**	**$(523,220)**	**$ 9,789,807**	**$218,903**	**$493,162**	**$ 884,594**	**$ 631,129**	**$ (36,725)**	**$ 42,317**	**$15,176,083**
Comprehensive income (loss) for the year 2010 (Note L)									625,811	(95,662)	530,149
Appropriation of guarantee fees to Special Reserve (Note L)					11,322				(11,322)		-
Change in SDR value of paid-in shares subscribed	51,871										51,871
Change in subscription installments not due	(2,248,259)										(2,248,259)
Additional paid-in shares subscribed during the year	2,632,723										2,632,723
Change in SDR value of capital transferred to Asian Development Fund	1,046										1,046
Change in notional maintenance of value (Note K)			104,034								104,034
Demand obligations on accountof subscription received during the year		(189,276)									(189,276)
Encashment of demand obligations during the year		14,235									14,235
Change in US Dollar value of demand obligations		(23,908)									(23,908)
Allocation of prior year income to ordinary reserve, loan loss reserve, surplus and transfer from cumulative revaluation account (Note L)				230,882		(247,162)	247,162	(447,607)	216,725		-
Allocation of prior year income to ADF, TASF, RCIF, and CCF (Note L)									(180,000)		(180,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)				9,771							9,771
Balance, 31 December 2010	**$4,255,678**	**$(341,130)**	**$(419,186)**	**$10,030,460**	**$230,226**	**$246,000**	**$1,131,756**	**$ 183,521**	**$614,489**	**$ (53,345)**	**$15,878,469**

Note: Numbers may not sum precisely because of rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollar

	ASC 815 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/Postretirement Liability Adjustment-ASC 715 and 958		Accumulated Other Comprehensive (Loss) Income	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
Balance, 1 January	**$(1,620)**	$ (958)	**$ 6,747**	$ (156,805)	**$683,627**	$460,599	**$(646,437)**	$(401,557)	**$ 42,317**	$(98,721)
Amortization	**1,620**	(662)	**-**	-	**-**	-	**-**	-	**1,620**	(662)
Other comprehensive income (loss) for the year	**-**	-	**118,980**	163,552	**58,629**	223,028	**(274,891)**	(244,880)	**(97,282)**	141,700
Balance, 31 December	**$ -**	$(1,620)	**$125,727**	$ 6,747	**$742,256**	$683,627	**$(921,328)**	$(646,437)	**$ (53,345)**	$42,317

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF LOANS

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 69,412	$ –	$ –	$ 69,412	0.10
Armenia	24,800	15,200	170,000	210,000	0.30
Azerbaijan	131,845	430,951	26,578	589,374	0.84
Bangladesh	1,359,505	580,806	800,000	2,740,311	3.89
Bhutan	29,083	21,917	–	51,000	0.07
Cambodia	6,860	–	–	6,860	0.01
People's Republic of China	10,815,086	4,887,836	1,575,733	17,278,655	24.51
Cook Islands	10,018	8,612	–	18,630	0.03
Fiji	108,342	69,967	–	178,309	0.25
Georgia	125,000	25,000	188,000	338,000	0.48
India	9,392,098	3,785,466	1,967,378	15,144,942	21.48
Indonesia	10,345,375	386,796	650,000	11,382,171	16.14
Kazakhstan	723,371	298,627	606,580	1,628,578	2.31
Republic of Korea	52,212	–	–	52,212	0.07
Lao People's Democratic Republic	63,755	1,654	–	65,409	0.09
Malaysia	148,336	–	–	148,336	0.21
Maldives	7,500	–	–	7,500	0.01
Marshall Islands	2,408	–	–	2,408	0.00
Federated States of Micronesia	171	4,626	–	4,797	0.01
Mongolia	6,866	–	–	6,866	0.01
Myanmar	–	–	–	–	–
Nauru	910	–	–	910	0.00
Nepal	4,923	–	–	4,923	0.01
Pakistan	5,226,816	1,744,365	378,800	7,349,981	10.42
Palau	–	–	12,600	12,600	0.02
Papua New Guinea	162,962	103,957	40,900	307,819	0.44
Philippines	4,926,469	227,370	600,000	5,753,839	8.16
Sri Lanka	580,044	808,987	20,000	1,409,031	2.00
Thailand	65,890	238,737	300,000	604,627	0.86
Uzbekistan	545,415	578,096	–	1,123,511	1.59
Viet Nam	995,689	1,602,154	1,412,850	4,010,693	5.69
	45,931,161	15,821,124	8,749,419	70,501,704	99.99
Regional	1,714	6,500	–	8,214	0.01
TOTAL – 31 December 2010	45,932,875	15,827,624	8,749,419	70,509,918	100.00
Allowance for loan losses	(42,505)	–	–	(42,505)	
Unamortized loan origination cost—net	53,441	–	–	53,441	
NET BALANCE – 31 December 2010	**$45,943,811**	**$15,827,624**	**$ 8,749,419**	**$70,520,854**	
Made up of:					
Sovereign Loans	$ 43,634,265	$ 15,260,098	$ 7,642,108	$ 66,536,471	
Nonsovereign Loans					
Private Sector	2,141,113	452,956	973,011	3,567,080	
Public Sector	168,433	114,570	134,300	417,303	
Net Balance – 31 December 2010	$ 45,943,811	$ 15,827,624	$ 8,749,419	$ 70,520,854	
TOTAL – 31 December 2009	$ 41,731,684	$16,656,513	$ 6,221,426	$ 64,609,623	
Allowance for loan losses	(103,242)	–	–	(103,242)	
Unamortized loan origination cost—net	84,606	–	–	84,606	
NET BALANCE – 31 December 2009	**$41,713,048**	**$16,656,513**	**$ 6,221,426**	**$64,590,987**	
Made up of:					
Sovereign Loans	$ 39,843,585	$16,041,810	$ 5,281,750	$ 61,167,145	
Nonsovereign Loans					
Private Sector	1,788,716	539,703	580,376	2,908,795	
Public Sector	80,747	75,000	359,300	515,047	
Net Balance – 31 December 2009	$ 41,713,048	$ 16,656,513	$ 6,221,426	$ 64,590,987	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $18,378 ($25,689 – 2009), on pool-based loans totaled $8,249,314 ($9,097,034 – 2009), and on LIBOR-based loans and market-based loans totaled $37,665,183 ($32,608,961 – 2009). The average yield on loans was 1.61% (2.67% – 2009).

2 Refer to the unwithdrawn portions of effective loans as of 31 December 2010. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $331,488 ($443,627 – 2009).

3 Refer to approved loans that have not become effective as of 31 December 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

OCR-5

CONTINUED

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$ 2,727,670	2020	16,512,724
2012	3,222,949	2025	12,981,368
2013	4,685,023	2030	9,300,353
2014	4,488,714	2035	4,110,319
2015	3,435,555	over 2035	295,824
		Total	$61,760,499[4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009	Currency	2010	2009
Chinese yuan	$ 245,576	$ 208,196	Pakistan rupee	186	190
Japanese yen	4,933,225	4,923,704	Philippine peso	85,719	90,129
Indian rupee	229,696	242,559	Swiss franc	2,429	2,785
Indonesian rupiah	37,862	12,719	Thailand baht	31,692	—
Kazakhstan tenge	16,279	24,261	United States dollar	40,350,211	36,227,141
			Total	$45,932,875	$41,731,684

4 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $6,500.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF BORROWINGS
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps
	2010	2009	2010	2009	2010	2009	
Australian dollar	$ 7,924,666	$ 6,005,773	$(7,989,734)	$ (6,152,966)	$ (65,068)	$ (147,193)	
Brazilian real	1,014,970	–	(1,021,235)	–	(6,265)	–	
Canadian dollar	1,655,931	1,446,605	(1,702,408)	(1,558,385)	(46,477)	(111,780)	
Chinese yuan	433,424	266,650	112,825	52,083	469,094	278,279	
			(77,155)	(40,454)			
Euro	13,358	43,734	(13,420)	(46,781)	(62)	(3,047)	
Hong Kong dollar	200,488	233,386	(201,745)	(232,868)	(1,257)	518	
Indian rupee	106,264	105,902	24,895	25,330	112,344	107,780	
			(18,815)	(23,452)			
Japanese yen	3,781,235	3,506,655	4,110,480	3,771,793	4,535,568	4,313,597	
			(3,356,147)	(2,964,851)			
Kazakhstan tenge	16,279	24,260	–	–	16,279	24,260	
Malaysian ringgit	336,301	328,627	(337,699)	(307,767)	(1,398)	20,860	
Mexican peso	125,842	155,276	(126,934)	(157,117)	(1,092)	(1,841)	
New Taiwan dollar	–	156,593	–	(157,400)	–	(807)	
New Zealand dollar	259,503	69,335	(263,485)	(70,414)	(3,982)	(1,079)	
Philippine peso	119,604	161,628	–	1,617	4	35,451	
			(119,600)	(127,794)			
Pound sterling	388,590	419,050	(402,544)	(432,377)	(13,954)	(13,327)	
Singapore dollar	437,883	409,453	(441,952)	(410,050)	(4,069)	(597)	
South African rand	3,136,651	3,000,875	(3,169,932)	(3,094,623)	(33,281)	(93,748)	
Swiss franc	912,517	692,611	(521,672)	(248,609)	390,845	444,002	
Thai baht	225,418	334,859	(228,396)	(333,361)	(2,978)	1,498	
Turkish lira	2,496,494	2,181,095	(2,525,698)	(2,351,017)	(29,204)	(169,922)	
United States dollar	28,236,450	22,520,520	21,526,813	19,652,520	42,806,149	35,966,062	
			(6,957,114)	(6,206,978)			
Subtotal	51,821,868	42,062,887	$(3,700,672)	$(1,413,921)	$48,121,196	$40,648,966	0.82
Unamortized discounts/ premiums and transition adjustments	24,250	26,528					
Accumulated translation adjustments							1.29
ASC 815 Adjustments							(0.05)
Total	$51,846,118	$42,089,415					2.06

1 Reported at Fair Value upon adoption of ASC 820/825 effective 1 January 2008, except for unswapped borrowings, which are reported at net of principal amount and unamortized discount/premium of zero coupon bonds. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount		Discounted Value	
	2010	2009	2010	2009
Australian dollar	$1,555,452	$1,188,525	$1,366,146	$1,042,833
Brazilian real	75,000	–	49,330	–
Canadian dollar	800,000	758,042	730,938	665,320
Philippine peso	–	54,140	–	50,312
South African rand	1,276,835	492,184	980,939	421,250
Swiss franc	522,883	471,712	402,584	345,046
Turkish lira	1,998,714	1,448,688	1,563,670	1,098,943
United States dollar	2,887,736	2,542,802	2,273,842	1,886,080

OCR-6

CONTINUED

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[4]

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$9,515,053	2020	7,919,812
2012	8,199,993	2025	287,189
2013	8,622,504	2030	2,716,127
2014	8,125,938	2035	41,996
2015	6,417,506	over 2036	–
		Total	$51,846,118

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Floating[5]	Maturing Through[6]
Receive Fixed Swaps:				
Australian dollar[7]	$ 61,325	2.64	0.07	2027–2032
Chinese yuan	384,999	3.22	2.49	2015–2020
Indian rupee	111,395	5.40	5.29	2014
United States dollar	23,062,743	2.60	0.35	2011–2043
United States dollar[8]	61,325	2.14	0.05	2016–2027
Receive Floating Swaps:				
Japanese yen	61,325	0.45	0.03	2016–2032
United States dollar	2,307,414	0.31	0.40	2011–2020
Total	$26,050,526			

2 Includes currency and interest rate swaps. At 31 December 2010, the remaining maturity of swap agreements ranged from less than one year to 35 years. Approximately 79.12% of the swap receivables and 80.83% of the payables are due before 1 January 2016.
3 Adjusted by the cumulative effect of the adoption of ASC 815 effective 1 January 2001.
4 Bonds with put and call options were considered maturing on the first put or call date.
5 Represent average current floating rates, net of spread.
6 Swaps with early termination date were considered maturing on the first termination date.
7 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
8 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

31 December 2010

Expressed in Thousands of United States Dollars

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	3,585	0.038	$ 55,210	$ 47,849	$ 7,361	38,462	0.329
Armenia	31,671	0.339	487,743	463,303	24,440	66,548	0.570
Australia	614,220	6.571	9,459,172	8,986,121	473,051	649,097	5.555
Azerbaijan	47,208	0.505	727,017	690,580	36,437	82,085	0.703
Bangladesh	108,384	1.160	1,669,146	1,585,676	83,470	143,261	1.226
Bhutan	660	0.007	10,164	9,533	631	35,537	0.304
Brunei Darussalam	12,462	0.133	191,919	178,428	13,491	47,339	0.405
Cambodia	5,250	0.056	80,852	74,106	6,745	40,127	0.343
People's Republic of China	684,000	7.318	10,533,805	10,006,946	526,860	718,877	6.153
Cook Islands	282	0.003	4,343	4,127	216	35,159	0.301
Fiji	7,218	0.077	111,159	105,600	5,560	42,095	0.360
Georgia	36,243	0.388	558,153	530,202	27,952	71,120	0.609
Hong Kong, China	57,810	0.618	890,291	845,754	44,538	92,687	0.793
India	672,030	7.190	10,349,464	9,831,890	517,573	706,907	6.050
Indonesia	578,100	6.185	8,902,913	8,457,691	445,223	612,977	5.246
Japan	1,656,630	17.723	25,512,599	24,236,700	1,275,899	1,691,507	14.477
Kazakhstan	85,608	0.916	1,318,389	1,252,445	65,944	120,485	1.031
Kiribati	426	0.005	6,561	6,237	323	35,303	0.302
Republic of Korea	534,738	5.721	8,235,126	7,823,306	411,819	569,615	4.875
Kyrgyz Republic	31,746	0.340	488,898	464,442	24,456	66,623	0.570
Lao People's Democratic Republic	1,476	0.016	22,731	21,314	1,417	36,353	0.311
Malaysia	289,050	3.092	4,451,457	4,228,830	222,627	323,927	2.772
Maldives	426	0.005	6,561	6,237	323	35,303	0.302
Marshall Islands	282	0.003	4,343	4,127	216	35,159	0.301
Federated States of Micronesia	142	0.002	2,187	2,033	154	35,019	0.300
Mongolia	1,596	0.017	24,579	23,347	1,232	36,473	0.312
Myanmar	57,810	0.618	890,291	845,754	44,538	92,687	0.793
Nauru	426	0.005	6,561	6,237	323	35,303	0.302
Nepal	15,606	0.167	240,337	228,309	12,028	50,483	0.432
New Zealand	163,020	1.744	2,510,557	2,385,014	125,543	197,897	1.694
Pakistan	231,240	2.474	3,561,165	3,383,076	178,089	266,117	2.278
Palau	342	0.004	5,267	5,005	262	35,219	0.301
Papua New Guinea	9,960	0.107	153,387	145,733	7,654	44,837	0.384
Philippines	252,912	2.706	3,894,921	3,700,153	194,768	287,789	2.463
Samoa	116	0.001	1,786	1,602	185	34,993	0.299
Singapore	12,040	0.129	185,420	172,437	12,982	46,917	0.402
Solomon Islands	708	0.008	10,903	10,364	539	35,585	0.305
Sri Lanka	61,560	0.659	948,042	900,625	47,418	96,437	0.825
Taipei,China	115,620	1.237	1,780,583	1,691,554	89,029	150,497	1.288
Tajikistan	30,402	0.325	468,200	444,730	23,470	65,279	0.559
Thailand	144,522	1.546	2,225,682	2,114,369	111,313	179,399	1.535
Timor-Leste	1,050	0.011	16,170	15,354	816	35,927	0.307
Tonga	426	0.005	6,561	6,237	323	35,303	0.302
Turkmenistan	26,874	0.288	413,868	393,123	20,744	61,751	0.529
Tuvalu	50	0.001	770	708	62	34,927	0.299
Uzbekistan	71,502	0.765	1,101,152	1,046,081	55,071	106,379	0.910
Vanuatu	708	0.008	10,903	10,364	539	35,585	0.305
Viet Nam	12,076	0.129	185,974	164,645	21,329	46,953	0.402
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**

CONTINUED

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value of Shares			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
Total Regional (Forward)	**6,670,213**	**71.361**	**102,723,281**	**97,558,298**	**5,164,983**	**8,344,309**	**71.417**
NONREGIONAL							
Austria	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Belgium	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Canada	555,258	5.940	8,551,140	8,123,504	427,636	590,135	5.051
Denmark	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Finland	36,120	0.386	556,259	528,446	27,813	70,997	0.608
France	247,068	2.643	3,804,921	3,614,635	190,286	281,945	2.413
Germany	459,204	4.913	7,071,879	6,718,211	353,668	494,081	4.229
Ireland	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Italy	191,850	2.052	2,954,548	2,806,782	147,766	226,727	1.940
Luxembourg	36,120	0.386	556,259	528,384	27,875	70,997	0.608
Netherlands	108,882	1.165	1,676,815	1,592,961	83,855	143,759	1.230
Norway	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Portugal	12,040	0.129	185,420	172,376	13,044	46,917	0.402
Spain	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Sweden	36,120	0.386	556,259	528,446	27,813	70,997	0.608
Switzerland	20,650	0.221	318,016	295,732	22,284	55,527	0.475
Turkey	12,040	0.129	185,420	172,437	12,982	46,917	0.402
United Kingdom	216,786	2.319	3,338,569	3,171,615	166,955	251,663	2.154
United States	552,210	5.908	8,504,200	7,908,639	595,560	587,087	5.025
Total Nonregional	**2,676,988**	**28.639**	**41,226,418**	**38,976,773**	**2,249,645**	**3,339,651**	**28.583**
TOTAL	**9,347,201**	**100.000**	**$143,949,700**	**$136,535,071**	**$7,414,629**	**11,683,960**	**100.000**

Notes: (i) Numbers may not sum precisely because of rounding. (ii) On 26 January 2011, the Board of Directors approved the extension of the subscription deadline for the fifth general capital increase to 30 June 2011.
The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (see Note Q). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus. At 31 December 2010 and 2009, the total of such loans, equity investments, and guarantees aggregated approximately 30.2% and 59.1%, respectively, of the total subscribed capital, reserves, and surplus.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At 31 December 2010, such equity investments represented approximately 7.9% (6.8% – 2009) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the OCR are prepared in accordance with accounting principles generally accepted in the United States of America.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to Receivables from Members of $142,181,000 as of 31 December 2009 from Assets to Capital and Reserves under Nonnegotiable, noninterest-bearing demand obligation on account of subscribed capital.

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the United States dollar (USD).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009), giving a value for each share of ADB's capital equivalent to $15,400.30 ($15,619.90 – 2009).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." ASC 815 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by management to be "Available for Sale" and are reported at fair value. Time deposits are reported at cost, which is a reasonable estimate of their fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported in the Statement of Income and Expenses under "NET REALIZED GAINS (LOSSES) FROM INVESTMENTS."

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Repurchase Agreement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan term ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loan is reinstated to accrual status when all the principal, interest, and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year for sovereign loans. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The valuation allowance is determined based on the difference between the loan carrying value and present value of expected future cash flows discounted at the loan's effective interest rate. Starting 2010, ADB has expanded the provisioning policy for nonsovereign loans to include collective provisions based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loss reserve for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that are not impaired or subject to collective provision is recorded as loss reserve in the equity section of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on and after 1 October 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees. Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in "Miscellaneous liabilities" on the Balance Sheet.

Collateral

ADB may require collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. It is the policy of ADB to restrict the collateral received from swap counterparties for fulfilling its obligations under the collateral agreement. ADB records the restricted cash in "OTHER ASSETS" with a corresponding obligation to return the cash in "ACCOUNTS PAYABLE AND OTHER LIABILITIES." Collateral received in the form of liquid securities is disclosed in Note H and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

ADB applies the equity method of accounting to investments where it has the ability to exercise influence, such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30 "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323 "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On 1 January 2010, ASC 810 was amended to define the primary beneficiary to the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (see Note R).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as one of sources to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. ADB simultaneously enters into currency and/or interest rate swaps for asset/liability management.

Effective 1 January 2008, ADB reports all borrowings that have associated derivative instruments at fair value (FV), including ADB's credit risk (as a credit spread) by currency. Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. For presentation purposes, amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Note B provides the required disclosure in compliance with this update.

In December 2009, the FASB issued ASU 2009-17, *"Consolidations (Topic 810) – Improvement to Financial Reporting by Enterprises Involved with Variable Interest Entities."* This standard updates certain requirements of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" relating to enterprises involved with variable interest entities (VIEs). This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. Except for its disclosure requirements, the application of this update, however, was subsequently deferred *(ASU 2010-10, February 2010)* for reporting enterprises' interests in entities that meet certain conditions (i.e., has the attributes of an investment company, or applies measurement principles consistent with those followed by investment companies; does not have explicit or implicit obligation to fund losses of an entity; is not a securitization or an asset-backed financing entity, or formerly considered a qualifying special purpose entity). This update did not have a material impact on OCR's financial statements at 31 December 2010 except for the additional disclosure in Note R.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting period beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. Note P provides the required disclosures in compliance to the updates for Levels 1 and 2.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information,

and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. Note E provides the required disclosures.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2010 (42 – 2009), cash in banks (due from banks) totaling $75,203,000 ($70,955,000 – 2009) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2009) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investment totaling $198,000 and $3,088,000 ($7,000 and $126,000 – 2009), respectively, have been restricted.

The cash paid in nonconvertible local currencies for the subscriptions of members are recorded as currencies maybe restricted under Due from Banks.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 2006.

ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At 31 December 2010, the notional amount of outstanding purchase and sales futures contracts were $3,000,000 and $7,000,000, respectively ($4,000,000 and $5,200,000, respectively – 2009).

Included in "Other securities" as of 31 December 2010 were corporate bonds and other debt securities amounting to $1,195,509,000 ($971,551,000 – 2009) and asset/mortgage-backed securities of $929,577,000 ($851,450,000 – 2009).

CONTINUED

The currency compositions of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars are as follows:

Currency	2010	2009
Australian dollar	$ 666,185,000	$ 542,274,000
Canadian dollar	330,735,000	306,053,000
Euro	950,746,000	953,703,000
Japanese yen	2,427,673,000	1,122,375,000
New Zealand dollar	251,227,000	222,412,000
Swiss franc	437,811,000	486,922,000
United States dollar	12,582,676,000	10,104,630,000
Others	606,306,000	385,210,000
Total	$18,253,359,000	$14,123,579,000

The estimated fair value and amortized cost of the investments by contractual maturity at 31 December 2010 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 6,366,579,000	$ 6,349,386,000	$ 4,361,349,000	$ 4,344,009,000
Due after one year through five years	9,833,354,000	9,584,033,000	7,999,187,000	7,770,916,000
Due after five years through ten years	2,028,176,000	1,971,706,000	1,763,043,000	1,678,190,000
Due after ten years through fifteen years	25,250,000	24,484,000	–	–
Total	$18,253,359,000	$17,929,609,000	$14,123,579,000	$13,793,115,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2010	2009
As of 31 December:		
Amortized cost	$15,643,835,000	$11,801,133,000
Estimated fair value	15,967,586,000	12,131,597,000
Gross unrealized gains	354,897,000	336,922,000
Gross unrealized losses	(31,148,000)	(6,459,000)
For the years ended 31 December:		
Change in net unrealized (losses) gains from prior year	(6,714,000)	7,123,000
Proceeds from sales	5,202,162,000	7,364,180,000
Gross gain on sales	58,185,000	52,746,000
Gross loss on sales	(31,288,000)	(22,205,000)

This table describes a listing of investments that sustained unrealized losses as of 31 December 2010. Three government and government-guaranteed obligations (nil – 2009), one mortgage/asset-backed security (one – 2009), and none in corporate obligation (one – 2009) sustained unrealized losses for over one year, representing 0.31% (0.04% – 2009) of the total investments. Comparative details for 2010 and 2009 are as follows:

	One year or less		Over one year		Total	
For the year 2010	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$3,521,005,000	$23,028,000	$59,698,000	$456,000	$3,580,703,000	$23,484,000
Corporate bonds	351,855,000	3,366,000	–	–	351,855,000	3,366,000
Mortgage/Asset-backed securities	139,631,000	3,852,000	204,000	26,000	139,835,000	3,878,000
Others	6,939,000	420,000	–	–	6,939,000	420,000
Total	$4,019,430,000	$30,666,000	$59,902,000	$482,000	$4,079,332,000	$31,148,000

	One year or less		Over one year		Total	
For the year 2009	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$666,140,000	$3,992,000	$ –	$ –	$666,140,000	$3,992,000
Corporate bonds	54,951,000	403,000	4,948,000	52,000	59,899,000	455,000
Mortgage/Asset-backed securities	210,608,000	1,993,000	226,000	19,000	210,834,000	2,012,000
Others	–	–	–	–	–	–
Total	$931,699,000	$6,388,000	$5,174,000	$71,000	$936,873,000	$6,459,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flows are based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Investment related receivables and payables included in "OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are related to unsettled trades.

NOTE E—LOANS

Loans

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments and interest discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at 31 December 2010 and 2009 are as follows:

	2010		2009	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	**$ 15,863,000**	**$ 18,134,000**	$ 18,482,000	$ 21,836,000
Pool-based single currency (¥) loans	**2,391,854,000**	**2,694,778,000**	2,614,908,000	2,987,112,000
Pool-based single currency (US$) loans	**5,856,886,000**	**6,828,121,000**	6,478,790,000	7,413,139,000
LIBOR-based loans	**37,049,539,000**	**37,240,879,000**	32,017,282,000	32,240,387,000
Fixed rate loans	**2,479,000**	**2,603,000**	7,207,000	7,795,000
Local currency loans	**627,120,000**	**634,309,000**	576,379,000	565,187,000
Loan arising from guarantee call	**70,000**	**70,000**	–	–
Total	**$45,943,811,000**	**$47,418,894,000**	$41,713,048,000	$43,235,456,000

Prior to 1 July 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective 1 July 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective 1 January 2004.

Commencing 1 July 2001, ADB introduced LIBOR-based loans (LBLs) in the following currencies—euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after 1 January 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options, including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loan (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% that are charged above ADB's average funding cost and have a maturity of 5 years, including a 3-year grace period. As of 31 December 2010, five sovereign loans totaling $2,500,000,000 were outstanding.

During 2010, ADB received prepayments for four loans (two loans – 2009) amounting to $33,483,000 ($6,720,000 – 2009) and collected prepayment premiums of $6,000 ($74,000 – 2009). 83% of the prepaid amounts in 2010 were LIBOR-based loans compared to 77% for pool-based single currency US dollar loans in 2009.

Loan Charges

In April 2010, the Board of Directors approved for all LIBOR-based loans to sovereign borrowers or with sovereign guarantees and local currency loans with sovereign guarantees (i) that are negotiated from 1 July 2010 to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result in an effective contractual spread of 30 basis points over the base lending rate; and (ii) that are negotiated from 1 July 2011, that the credit of 0.4% be reduced to 0.2% for the duration of the loan, to result in an effective contractual spread of 40 basis points over the base lending rate.

For loans negotiated before 1 July 2010 and on after 1 October 2007, the credit of 0.4% for the duration of the loan, resulting in an effective contractual spread of 0.2% continues to apply. In December 2010, with respect to all loans negotiated before 1 October 2007, the Board approved for borrowers or guarantors under ADB's sovereign operations that do not have any OCR loans in arrears with ADB, the continuation of waiver of 0.2% of the lending spread on outstanding loans that carry a lending spread of 0.6% to be applicable to all interest periods up to 31 December 2011. This extends the previous waivers that have been provided since July 2004.

For loans negotiated before 1 January 2007, a flat commitment fee of 0.75% was charged for sovereign program loans and a progressive commitment fee of 0.75% was maintained for sovereign project loans. In October 2006, the Board approved a change in the commitment charge policy for sovereign project loans negotiated after 1 January 2007, from 0.75% on a progressive structure of undisbursed loan balances to a flat commitment fee of 0.35% on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 0.1% of the commitment charge on the undisbursed balances of sovereign project loans negotiated after 1 January 2007 and 0.5% of the commitment charge on the undisbursed balances of sovereign program loans. ADB has extended to provide waivers on commitment charges up to 31 December 2011. In December 2007, the Board approved the reduction of the commitment charge from 0.75% for sovereign program loans and 0.35% for sovereign project loans to a flat commitment fee of 0.15% for both sovereign program and project loan negotiated on or after 1 October 2007, and eliminated the waiver mechanism for such loans.

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective 1 January 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans. In December 2007, the Board approved the elimination of the front-end fee for sovereign loans.

The front-end fees received on nonsovereign loans for the year ended 31 December 2010 were $6,930,000 ($3,602,000 – 2009).

Loans in Non-Accrual Status

Two nonsovereign loans were in non-accrual status as of 31 December 2010 (three – 2009). The principal outstanding at that date was $31,861,000 ($38,408,000 – 2009) of which $30,028,000 ($18,988,000 – 2009) was overdue. Loans in non-accrual status resulted in $285,000 ($1,139,000 – 2009) not being recognized as income from nonsovereign loans for the year ended 31 December 2010.

There were no sovereign loans in non-accrual status in 2010 and 2009.

An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2010 and 2009 is as follows:

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2010					
Sovereign Loans	$ 1,980,000	$ –	$ 1,980,000	$43,565,048,000	$43,567,028,000
Nonsovereign Loans	9,396,000	20,817,000	30,213,000	2,335,634,000	2,365,847,000
Total	$11,376,000	$20,817,000	$32,193,000	$45,900,682,000	$45,932,875,000
Allowance for loan losses					(42,505,000)
Unamortized direct loan origination fees—net					53,441,000
Loans Outstanding					45,943,811,000
2009					
Sovereign Loans	$ 101,000	$ –	$ 101,000	$39,753,272,000	$39,753,373,000
Nonsovereign Loans	8,836,000	20,842,000	29,678,000	1,948,633,000	1,978,311,000
Total	$ 8,937,000	$20,842,000	$29,779,000	$41,701,905,000	$41,731,684,000
Allowance for loan losses					(103,242,000)
Unamortized direct loan origination fees—net					84,606,000
Loans Outstanding					41,713,048,000

As of 31 December 2010, there are no loans 90 days or greater past due still accruing ($10,500,000 – 2009).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Undisbursed loan commitments and an analysis of loans by borrowers as of 31 December 2010 are shown in OCR-5. The carrying amounts of loan outstanding by loan products at 31 December 2010 and 2009 are as follows:

	2010	2009
Sovereign Loans		
Fixed rate multicurrency loans	$ 15,863,000	$ 18,482,000
Pool-based single currency (¥) loans	2,391,854,000	2,614,908,000
Pool-based single currency (US$) loans	5,857,460,000	6,482,126,000
LIBOR-based loans	35,301,851,000	30,637,857,000
	43,567,028,000	39,753,373,000
Allowance for loan losses	–	(2,723,000)
Unamortized direct loan origination cost—net	67,237,000	92,935,000
	67,237,000	90,212,000
Subtotal	43,634,265,000	39,843,585,000
Nonsovereign Loans		
Fixed rate loans	2,515,000	7,207,000
LIBOR-based loans	1,716,322,000	1,393,050,000
Local currency loans	646,824,000	577,864,000
Others	186,000	190,000
	2,365,847,000	1,978,311,000
Allowance for loan losses	(42,505,000)	(100,519,000)
Unamortized front-end fee—net	(13,796,000)	(8,329,000)
	(56,301,000)	(108,848,000)
Subtotal	2,309,546,000	1,869,463,000
Total	$45,943,811,000	$41,713,048,000

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, $2,723,000 loan loss provision was written back on one loan ($1,633,000 on two loans – 2009) and no accumulated loan loss provision for sovereign loans as of 31 December 2010 ($2,723,000 – 2009).

Loan loss provisions for nonsovereign loans totaling $40,390,000 were charged during the year ($95,931,000 – 2009) mainly due to the recognition of collective loan loss provision for the probable impairment of the credit exposure on the outstanding loans that are evaluated but are not individually considered impaired.

CONTINUED

The changes in the allowance for loan losses during 2010 and 2009, as well as information pertaining to loans which were subject to specific allowance for loan losses, are as follows:

	2010			2009		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning Balance	$ 2,723,000	$ 100,519,000	$ 103,242,000	$ 4,356,000	$ 4,818,000	$ 9,174,000
Provision during the year	–	40,390,000	40,390,000	–	95,931,000	95,931,000
Written back/off	(2,723,000)	(98,850,000)	(101,573,000)	(1,633,000)	(267,000)	(1,900,000)
Translation adjustment	–	446,000	446,000	–	37,000	37,000
Ending Balance	$ –	$ 42,505,000	$ 42,505,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance individually evaluated for impairment	$ –	$ 9,152,000	$ 9,152,000	$ 2,723,000	$ 100,519,000	$ 103,242,000
Ending balance collectively evaluated for impairment	$ –	$ 33,353,000	$ 33,353,000	$ –	$ –	$ –
Loans:						
Ending Balance	$43,567,028,000	$2,365,847,000	$45,932,875,000	$39,753,373,000	$1,978,311,000	$41,731,684,000
Ending balance individually evaluated for impairment	$ –	$ 32,046,000	$ 32,046,000	$ 2,723,000	$ 127,033,000	$ 129,756,000
Ending balance collectively evaluated for impairment	$ –	$2,333,801,000	$ 2,333,801,000	$ –	$ –	$ –

Allowances are set up for all impaired loans. The recorded loan receivables in the impaired loans with related allowance for loan losses during 2010 and 2009 are as follows:

	2010			2009		
	Recorded Loan Receivable	Unpaid Principal Balance	Related Allowance	Recorded Loan Receivable	Unpaid Principal Balance	Related Allowance
Sovereign Loans	$ –	$ –	$ –	$ 2,723,000	$ –	$ 2,723,000
Nonsovereign Loans	32,046,000	30,213,000	9,152,000	127,033,000	29,678,000	100,519,000

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB is exposed to credit risks in the loan portfolios of the borrowers falling in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14, with 1 denoting the lowest expectation of credit risks and 14 denoting that the

borrower has defaulted. The rating scale corresponds directly to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies, which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio, derive the expected losses in the loan portfolio, and monitor the capital adequacy.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $32,046,000 in nonsovereign loans that were considered impaired ($2,723,000 sovereign and $127,033,000 nonsovereign loans – 2009).

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	2010	2009	2010	2009
Low credit risk	1 – 5 (AAA to BBB–)	$20,100,832,000	$17,560,827,000	$ 705,631,000	$ 686,939,000
Medium credit risk	6 – 11 (BB+ to B–)	23,444,532,000	22,170,511,000	1,378,401,000	879,091,000
High credit risk	12 – 14 (CCC+ to D)	21,664,000	22,035,000	281,815,000	412,281,000
Total		$43,567,028,000	$39,753,373,000	$2,365,847,000	$1,978,311,000

As of 31 December 2010, ADB had a significant concentration of credit risk to the Asia and Pacific region associated with loan products. The credit exposure determined, based on fair value of loans and including the outstanding guarantees, amounted to $49,388,003,000 ($44,834,297,000 – 2009).

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions as of 31 December 2010 and 2009 are as follows:

	2010		2009	
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$1,055,810,000	40	$603,885,000	34
Nonsovereign loans	356,701,000	10	386,129,000	11
Total	$1,412,511,000	50	$990,014,000	45

During the year ended 31 December 2010, a total of $105,000 ($105,000 – 2009) was received as compensation for arranging and administering such loans. This amount has been included in "Revenue from other sources."

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is generally 10 or more years. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

As of 31 December 2010, total loan arising from guarantee call was $186,000 ($190,000 – 2009) with corresponding allowance for losses of $116,000 ($190,000 – 2009). None of the outstanding amounts as of 31 December 2010 and 2009 were subject for call.

The committed and outstanding amounts of these guarantee obligations as of 31 December 2010 and 2009 covered:

	2010		2009	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,353,617,000	$1,270,701,000	$1,233,264,000	$1,131,563,000
without counterguarantee	797,232,000	565,179,000	547,095,000	319,466,000
	2,150,849,000	1,835,880,000	1,780,359,000	1,451,029,000
Political Risk Guarantees				
with counterguarantee	143,317,000	112,870,000	143,539,000	120,607,000
without counterguarantee	36,555,000	19,409,000	46,715,000	26,255,000
	179,872,000	132,279,000	190,254,000	146,862,000
Others	950,000	950,000	950,000	950,000
Total	$2,331,671,000	$1,969,109,000	$1,971,563,000	$1,598,841,000

The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of 31 December 2010, a total liability of $17,604,000 ($38,710,000 – 2009) relating to standby ready obligation for three partial credit risk guarantees (four – 2009) and three political risk guarantees

(three – 2009) has been included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" – "Miscellaneous" on the Balance Sheet for all guarantees issued after 31 December 2002.

For one (one – 2009) partial credit guarantee with nonsovereign counterguarantee, ADB received collateral from the counter-guarantor in the form of common shares of stocks. The shares of stocks are held on pledged position by a custodian in favor of ADB, with an underlying agreement for the counter-guarantor to ensure that the market value of the shares held in custody will cover the guaranteed amount at all times.

NOTE G—EQUITY INVESTMENTS

Equity investments in which ADB has the ability to exercise significant influence in the operation of the investees are accounted under the equity method. This includes equity investments in limited partnerships and certain limited liability corporations. As of 31 December 2010, equity investments reported under the equity method amounted to $434,805,000 ($226,992,000 – 2009).

As of 31 December 2010, there were eight (six – 2009) equity investments that were reported at fair value totaling $491,637,000 ($461,552,000 – 2009). There were no investments that sustained unrealized losses in 2009 and 2010.

Net unrealized gains on equity investments reported at market value were $384,440,000 at 31 December 2010 ($332,044,000 – 2009) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $471,456,000 at 31 December 2010 ($433,365,000 – 2009).

NOTE H—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreement usually match the terms of particular investments.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified

instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of 31 December 2010, net payments on future contracts amounted to $398,000 ($83,000 – 2009).

Included in Receivable/Payable from Swaps – Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

Fair Value of Derivative Instruments

The table below provides information on the fair value amounts and the location of ADB's derivative instruments on the Balance Sheet as of 31 December 2010 and 2009:

	Derivative Assets			Derivative Liabilities		
	Balance Sheet Location	Fair Value 2010	Fair Value 2009	Balance Sheet Location	Fair Value 2010	Fair Value 2009
Futures	Investments - Other securities					
Futures		$ (4,081,000)	$ (1,105,000)			
Futures - offset		4,081,000	1,105,000			
Total		–	–			
Borrowings related swaps	Receivable from Swaps - Borrowings			Payable for Swaps - Borrowings		
Currency swaps		25,187,815,000	21,333,525,000		$22,464,043,000	$20,553,527,000
Interest rate swaps		4,287,870,000	3,583,739,000		3,310,970,000	2,949,816,000
Total		29,475,685,000	24,917,264,000		25,775,013,000	23,503,343,000
Investment related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		543,871,000	539,530,000		703,710,000	666,997,000
Interest rate swaps		98,572,000	121,735,000		140,782,000	159,256,000
FX swaps		724,951,000	–		741,597,000	–
Total		1,367,394,000	661,265,000		1,586,089,000	826,253,000
Loans related swaps	Receivable from Swaps - Others			Payable for Swaps - Others		
Currency swaps		320,421,000	265,357,000		318,178,000	263,000,000
Interest rate swaps		93,243,000	118,232,000		173,574,000	204,907,000
Total		413,664,000	383,589,000		491,752,000	467,907,000
Total derivatives not designated as hedging instruments		$31,256,743,000	$25,962,118,000		$27,852,854,000	$24,797,503,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss) recognized in Income on Derivatives	
		2010	2009
Futures	Net Realized Gains (Losses)	$ (398,000)	$ (83,000)
Investment related swaps			
Currency swaps	Net Unrealized Gains (Losses)	3,703,000	(15,508,000)
	Revenue from Investments	(7,124,000)	(694,000)
	Net Realized Gains from Investments	7,128,000	
Interest rate swaps	Net Unrealized Gains (Losses)	(4,576,000)	25,374,000
	Revenue from Investments	(5,801,000)	(5,429,000)
	Net Realized Gains from Investments	177,000	–
FX swaps	Net Unrealized Gains (Losses)	975,000	262,000
	Revenue from Investments	6,335,000	2,849,000
		817,000	6,854,000
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	14,292,000	(1,810,000)
	Revenue from Loans	(15,863,000)	(12,478,000)
Interest rate swaps	Net Unrealized Gains (Losses)	7,050,000	45,176,000
	Revenue from Loans	(49,422,000)	(36,351,000)
		(43,943,000)	(5,463,000)
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	167,899,000	(617,651,000)
	Borrowings and related expenses	1,286,229,000	882,431,000
Interest rate swaps	Net Unrealized Gains (Losses)	301,275,000	(553,970,000)
	Borrowings and related expenses	593,365,000	318,248,000
FX forward	Net Unrealized Gains (Losses)	(1,000)	16,000
	Borrowings and related expenses	29,000	618,000
		2,348,796,000	29,692,000
Total		$2,305,272,000	$31,000,000

ORDINARY CAPITAL RESOURCES

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines *(Note D)*. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only transacts with counterparties eligible under ADB's swap guidelines, which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date.

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long-term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement) and an amount equal to its gross liability position with each counterparty (in the case of counterparties who have entered into the NAFMII Master Agreement). The aggregate fair value of all derivative instruments that ADB have under both Master Agreements that are in a net liability (negative marked-to-market) position as of 31 December 2010 is $523,453,000 ($645,001,000 – 2009).

Counterparty credit risk is also mitigated by requiring counterparty to post collateral based on specified credit rating-driven thresholds. As of 31 December 2010, ADB had received collateral of $2,890,208,000 ($911,185,000 – 2009) in connection with the swap agreements. Of this amount, $1,588,350,000 ($735,050,000 – 2009) were recorded as swap related collateral (restricted cash).

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended 31 December 2010 amounted to $388,000 ($372,000 – 2009), reducing depreciation expense for the new headquarters building from $4,342,000 ($4,342,000 – 2009) to $3,954,000 ($3,970,000 – 2009). At 31 December 2010, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous") was $7,931,000 ($8,009,000 – 2009). At 31 December 2010, accumulated depreciation for property, furniture, and equipment was $185,278,000 ($169,883,000 – 2009).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

Refer to OCR-6 for Summary Statement of Borrowings.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member is entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. Each member may subscribe for the additional shares at any time up to 31 December 2010. On 26 January 2011, the Board of Directors approved the extension of the subscription deadline for GCI V to 30 June 2011.

The authorized capital stock of ADB as of 31 December 2010 consists of 10,638,933 shares (10,638,933 – 2009), of which 9,347,201 shares (3,889,343 – 2009) have been subscribed by members. Of the subscribed shares, 8,865,741 (3,626,198 – 2009) are "callable" and 481,460 (263,145 – 2009) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member, which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $217,396,000, while those notes received with fixed encashment schedules totaled $123,734,000.

As of 31 December 2010, 56 members (42 from regional and 14 from non-regional) out of 67 members had subscribed to the additional 9,347,201 shares (481,460 paid-in shares and 8,865,741 callable shares) they were entitled, of which 5,457,858 shares (218,315 paid-in shares and 5,239,543 callable shares) were subscribed for the year 2010 by 52 members.

As of 31 December 2010, all matured installments amounting to $4,329,825,000 ($3,892,663,000 – 2009) were received. Installments not due aggregating $3,084,711,000 ($217,636,000 – 2009) are as follows:

For the Year ending 31 December:	
2011	$ 762,456,000
2012	695,219,000
2013	695,219,000
2014	695,219,000
2015	236,598,000
	$3,084,711,000

After the year-end, four additional members subscribed to an additional 49,408 shares (1,976 paid-in shares and 47,432 callable shares).

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,320,000 as of 31 December 2010 ($74,366,000 – 2009), expressed in terms of the SDR on the basis of $1.54003 ($1.56199 – 2009) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of 31 December 2010 consisted of (i) the increase of $835,309,000 ($773,682,000 – 2009) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from 1 April 1978 to 31 December 2010, and (ii) the net decrease of $416,123,000 ($250,462,000 – 2009) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2010	2009
Notional MOV Receivables	$906,821,000	$889,143,000
Notional MOV Payables	487,635,000	365,923,000
Total	$419,186,000	$523,220,000

Membership

As of 31 December 2010 and 2009, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(OCR–7)*.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2010, $447,607,000 and $247,162,000 were transferred from Cumulative Revaluation Adjustments Account and Loan Loss Reserve, respectively, and added to the net loss of OCR for 2009 of $36,725,000 and were allocated as follows: (i) $230,882,000 to Ordinary Reserve; (ii) $247,162,000 to Surplus; (iii) $120,000,000 to Asian Development Fund (ADF); (iv) $40,000,000 to Technical Assistance Special Fund (TASF); and (v) $10,000,000 each to Regional Cooperation and Integration Fund (RCIF) and Climate Change Fund (CCF).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net credit of $9,771,000 to the Ordinary Reserve during the year ended 31 December 2010 (net charge of $4,088,000 – 2009). That credit is the decrease in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – "Cumulative Revaluation Adjustments Account." Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2010, the 2009 net unrealized losses on derivatives of $466,215,000 and net gains from equity investments accounted under equity method of $18,608,000 resulted in the credit balance of the Cumulative Revaluation Adjustments account at 31 December 2010 to $183,521,000 ($631,129,000 – 2009).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received, which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2010, guarantee fees amounting to $11,322,000 ($9,180,000 – 2009) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the setting aside of Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In 2006, the Board of Directors extended this policy to nonsovereign loans and guarantees.

In 2010, the estimated loan loss reserve requirement was $246,000,000 resulting in a decrease of $247,162,000. The estimated expected loss is determined using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2010, the Board of Governors approved additional allocation of $247,162,000 to surplus.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other comprehensive income includes items, such as the effects of the implementation of ASC 815, unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and postretirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended 31 December 2010 was $680,479,000 ($959,833,000 – 2009). The average yield on the loan portfolio during the year was 1.61% (2.67% – 2009), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2010 amounted to $6,000 ($74,000 – 2009).

Total income from investments, including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements, for the year ended 31 December 2010 was $401,406,000 ($499,955,000 – 2009). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.17% (2.93% – 2009) excluding unrealized gains and losses on investments and 2.20% (2.98% – 2009) including unrealized gains and losses on investments.

Including net realized gains, equity investment operations resulted in a net income of $106,505,000 ($14,297,000 gains – 2009) for the year ended 31 December 2010. This included a total of $39,868,000 share in the net gains of investee companies accounted under equity method, and dividend income, gains on disposals, and other income of $17,833,000, $55,669,000, and $724,000, respectively, offset by $7,589,000 impairment losses mostly associated with restructured accounts.

Income from other sources primarily included income received as executing agency amounting to $13,888,000 ($11,503,000 – 2009), interests income earned on bank accounts, staff accounts, and various securities from troubled debt restructuring totaled $1,842,000 ($1,469,000 – 2009), net of $2,959,000 impairment losses on debt securities (nil – 2009), and reversals of expenses charged to prior years of $4,502,000 ($4,142,000 – 2009).

Total interest expense incurred for the year ended 31 December 2010 amounted to $369,592,000 ($718,367,000 – 2009). Other borrowings and related expenses consisted of amortization of borrowings' issuance costs and other expenses of $16,456,000 ($23,298,000 – 2009).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended 31 December 2010 were apportioned between OCR and ADF in proportion of the relative volume of operational activities. Of the total administrative expenses of $494,209,000 ($416,599,000 – 2009), $225,911,000 ($200,564,000 – 2009) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $12,800,000 ($22,397,000 – 2009) related to new loans made effective for the year ended 31 December 2010 (*Note B*).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

For the year ended 31 December 2010, provision for losses totaling $40,390,000 ($130,184,000 – 2009) was recognized for loans mainly due to the recognition of collective loan loss provision totaling $33,353,000 (nil – 2009) for the probable impairment of the credit exposure on the outstanding loans that are not individually considered impaired. These were offset by $85,103,000 ($14,405,000– 2009) write backs.

Net unrealized gains incorporated $5,414,000 net losses ($2,340,000 – 2009) from the translation adjustments of financial instruments denominated in non-functional currencies (Brazilian real, Mexican peso, and South African rand) and net unrealized gains on derivatives of $48,152,000 ($463,875,000 unrealized losses – 2009), which were made up of:

	2010	2009
Unrealized gains (losses) on:		
Borrowings and related swaps	$28,416,000	$ (517,960,000)
Investments related swaps	(873,000)	9,866,000
Loan related swaps	21,342,000	43,366,000
FX forward	(1,000)	16,000
FX swaps	975,000	262,000
Amortization of the ASC 815 transition adjustment	(1,707,000)	575,000
Total	$48,152,000	$(463,875,000)

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At 31 December 2010 and 2009, ADB had the following receivables from/payables to special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities:

	2010	2009
Amounts receivable from:		
Asian Development Fund (Note M)	$28,628,000	$43,142,000
Technical Assistance Special Fund	95,000	231,000
Japan Special Fund	134,000	115,000
Asian Development Bank Institute	267,000	198,000
Asian Tsunami Fund	225,000	590,000
Pakistan Earthquake Fund	54,000	45,000
Regional Cooperation and Integration Fund	44,000	40,000
Climate Change Fund	53,000	95,000
Asia Pacific Disaster Response Fund	56,000	–
Agency Trust Funds—net	1,651,000	1,893,000
Staff Retirement Plan	343,000	–
Total	$31,550,000	$46,349,000
Amounts payable to:		
Staff Retirement Plan	$ –	$ 8,455,000

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average two years' remuneration during eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the Plan varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the Plan. The expected amount of contributions to the Plan for 2011 amounts to $75,502,000 representing ADB's contributions of $40,817,000, based on budgeted contribution of 21%, participants' mandatory contribution of $11,885,000 and discretionary contributions of $22,800,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage, or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds, and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2010, the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

A new set of actuarial assumptions, based on the 2005–2009 experience, was used as the basis for the actuarial valuation as of 31 December 2010. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of professional staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at 31 December 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$1,823,287,000	$1,396,799,000	$ 193,718,000	$ 153,131,000
Service cost	50,306,000	29,774,000	7,616,000	5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Actuarial loss	262,420,000	328,109,000	62,402,000	26,802,000
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Projected benefit obligation at end of year	$2,219,073,000	$1,823,287,000	$ 273,085,000	$ 193,718,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$1,113,539,000	$ 914,630,000	$ –	$ –
Actual return on plan assets	135,535,000	192,263,000	–	–
Employer's contribution	99,637,000	39,748,000	2,601,000	2,708,000
Plan participants' contributions	41,479,000	39,457,000	–	–
Benefits paid	(66,286,000)	(72,559,000)	(2,601,000)	(2,708,000)
Fair value of plan assets at end of year	$1,323,904,000	$1,113,539,000	$ –	$ –
Funded status	$ (895,169,000)	$ (709,748,000)	$(273,085,000)	$(193,718,000)

Continuation on next page

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Amounts recognized in the				
Balance sheet consist of:				
Current liabilities	–	–	(5,620,000)	(4,339,000)
Noncurrent liabilities	(895,169,000)	(709,748,000)	(267,465,000)	(189,379,000)
Net amount recognized	$(895,169,000)	$(709,748,000)	$(273,085,000)	$(193,718,000)
Amounts recognized in the				
Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 846,791,000	$ 638,847,000	$ 73,571,000	$ 11,169,000
Prior service cost (credit)	3,675,000	7,754,000	(2,710,000)	(11,356,000)
Total amount recognized	$ 850,466,000	$ 646,601,000	$ 70,861,000	$ (187,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.25%	6.50%	5.25%	6.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 50,306,000	$ 29,774,000	$ 7,616,000	$ 5,168,000
Interest cost	107,867,000	101,707,000	11,950,000	11,325,000
Expected return on plan assets	(101,449,000)	(86,556,000)	–	–
Amortization of prior service cost	4,079,000	4,079,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	20,390,000	8,940,000	–	(27,000)
Net periodic benefit cost	$ 81,193,000	$ 57,944,000	$10,920,000	$ 7,820,000

The accumulated benefit obligation of the pension plan as of 31 December 2010 was $2,032,169,000 ($1,644,821,000 – 2009).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $41,614,000 and $3,675,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $3,513,000 and $(2,710,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,079,000	$ (3,828,000)
Effect on postretirement benefit obligation	56,200,000	(43,925,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at 31 December 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$ 89,743,000	$ 5,620,000
2012	92,861,000	6,412,000
2013	97,816,000	7,261,000
2014	102,979,000	8,103,000
2015	110,306,000	9,028,000
2016–2020	683,727,000	59,726,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The fair values of the plan assets of ADB's pension plan as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 903,609,000	$ 903,609,000	$ –	$ –
Government and government-guaranteed securities	139,222,000	119,215,000	20,007,000	–
Corporate debt securities	107,114,000	803,000	106,311,000	–
Mortgage/Asset-backed securities	185,698,000	–	185,698,000	–
Temporary investments and time deposits	40,853,000	–	40,853,000	–
Interest rate swaps—net	–	–	–	–
Total assets at fair value	$1,376,496,000	$1,023,627,000	$352,869,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 29,000	$ –	$ 29,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 690,119,000	$ 690,119,000	$ –	$ –
Government and government-guaranteed securities	120,123,000	110,533,000	9,590,000	–
Corporate debt securities	108,936,000	–	108,936,000	–
Mortgage/Asset-backed securities	79,019,000	–	79,019,000	–
Temporary investments and time deposits	9,515,000	–	9,515,000	–
Foreign exchange contracts—net	243,000	–	243,000	–
Interest rate swaps—net	2,467,000	–	2,467,000	–
Total assets at fair value	$1,010,422,000	$ 800,652,000	$209,770,000	$ –

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 31 December 2010 and 2009 are summarized below:

	2010		2009	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 114,648,000	$ 114,648,000	$ 129,843,000	$ 129,843,000
Investments (Note D)	18,253,359,000	18,253,359,000	14,123,579,000	14,123,579,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	551,386,000	551,386,000
Securities purchased under resale arrangement	318,228,000	318,228,000	335,240,000	335,240,000
Loans outstanding (Note E)	45,943,811,000	47,418,894,000	41,713,048,000	43,235,456,000
Equity investments (Note G)	1,108,198,000	1,108,198,000	884,440,000	884,440,000
Receivable from swaps - borrowings (Note H)	29,475,685,000	29,475,685,000	24,917,264,000	24,917,264,000
Receivable from swaps - others (Note H)	1,781,058,000	1,781,058,000	1,044,854,000	1,044,854,000
Other assets				
Swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Future guarantee receivable	17,604,000	17,604,000	16,962,000	16,962,000
LIABILITIES:				
Borrowings (Note J)	52,386,484,000	53,176,587,000	42,498,198,000	43,121,355,000
Payable for swaps - borrowings (Note H)	25,775,013,000	25,775,013,000	23,503,343,000	23,503,343,000
Payable for swaps - others (Note H)	2,077,841,000	2,077,841,000	1,294,160,000	1,294,160,000
Other liabilities				
Payable for swap related collateral	1,588,350,000	1,588,350,000	735,050,000	735,050,000
Guarantee liability	17,604,000	17,604,000	38,710,000	38,710,000

a The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2010		2009	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,969,109,000	$ 1,593,802,000	$ 1,598,841,000	$ 1,236,042,000

The Fair Value Option

Effective 1 January 2008, ADB elected the Fair Value Option on all borrowings with associated derivative instruments. This election allows ADB to mitigate the earnings volatility in its statutory reporting that is caused by the different accounting treatment of the borrowing and its related derivative without having to apply the complex hedge accounting requirements of ASC 815.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ADB determines fair values using inputs based on quoted or observable market prices and discounted cash flow models. Inputs for the models are based on observable market data, such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

The following guidelines are applied in determining the fair values of financial instruments:

Borrowings and associated derivative instruments. Structured borrowings issued by ADB are valued through the use of market data inputs and financial models that discount future cash flows and simulated expected cash flows for embedded options. These involve the use of pay-off profiles within the realm of accepted market valuation models, such as Hull-White and Black and Scholes, as applicable. Non-structured swapped borrowings, forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, credit spreads, cross currency rates, and volatilities, are applied to the models to determine fair value of borrowings. Classified under Level 2 are swapped borrowings and the related derivatives for which ADB can obtain observable market inputs in the form of primary broker quotes for similar debt instruments. Included in Level 3 category are swapped borrowings fair valued using significant unobservable inputs, including derived credit spreads for currencies that have no available quotes in the market.

Investments, asset swaps, repurchase agreements, and resale arrangements. Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and repurchase agreements fair valued with market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs, including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange, interest rate, and cross currency swap contracts are fair valued with observable market inputs using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities, are applied to the models to determine fair value of investments.

Equity Investments. Readily marketable equity investments are fair valued using quoted prices in active markets.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

Assets and liabilities measured at fair value on a recurring basis:

The fair values of the following financial assets and liabilities as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$13,842,500,000	$ 9,507,917,000	$ 774,666,000	$ 3,559,917,000
Time deposits and other obligations of banks	2,285,773,000	–	2,285,773,000	–
Corporate obligations	1,158,235,000	275,494,000	563,772,000	318,969,000
Asset-backed/mortgage-backed securities	929,577,000	–	927,083,000	2,494,000
Others	37,274,000	6,939,000	29,486,000	849,000
Securities transferred under repurchase agreement	707,851,000	707,851,000	–	–
Securities purchased under resale arrangement	318,228,000	–	318,228,000	–
Borrowings related swaps	29,475,685,000	–	21,964,275,000	7,511,410,000
Investments related swaps	1,367,394,000	–	1,367,394,000	–
Loans related swaps	413,664,000	–	381,150,000	32,514,000
Equity investments	491,637,000	490,011,000	1,345,000	281,000
Total assets at fair value	$51,027,818,000	$10,988,212,000	$28,613,172,000	$11,426,434,000
Liabilities				
Borrowings	$48,075,055,000	$ –	$40,197,183,000	$ 7,877,872,000
Borrowings and related swaps	25,775,013,000	–	25,637,293,000	137,720,000
Investments related swaps	1,586,089,000	–	1,586,089,000	–
Loans related swaps	491,752,000	–	137,294,000	354,458,000
Total liabilities at fair value	$75,927,909,000	$ –	$67,557,859,000	$ 8,370,050,000

CONTINUED

	31 December 2009	Fair Value Measurements: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$10,308,595,000	$ 9,661,283,000	$ 647,312,000	$ –
Time deposits and other obligations of banks	1,991,982,000	–	1,991,982,000	–
Corporate obligations	971,552,000	476,951,000	494,601,000	–
Asset-backed/mortgage-backed securities	851,450,000	–	851,450,000	–
Others	–	–	–	–
Securities transferred under repurchase agreement	551,386,000	551,386,000	–	–
Securities purchased under resale arrangement	335,240,000	–	335,240,000	–
Borrowings related swaps	24,917,264,000	–	17,610,947,000	7,306,317,000
Investments related swaps	661,265,000	–	661,265,000	–
Loans related swaps	383,589,000	–	355,316,000	28,273,000
Equity investments	461,552,000	461,552,000	–	–
Total assets at fair value	**$41,433,875,000**	**$11,151,172,000**	**$22,948,113,000**	**$7,334,590,000**
Liabilities				
Borrowings	$38,313,202,000	$ –	$30,909,524,000	$7,403,678,000
Borrowings and related swaps	23,503,343,000	–	23,424,313,000	79,030,000
Investments related swaps	826,253,000	–	826,253,000	–
Loans related swaps	467,907,000	–	171,668,000	296,239,000
Total liabilities at fair value	**$63,110,705,000**	**$ –**	**$55,331,758,000**	**$7,778,947,000**

The table below provides the details of all inter-level transfers for the year ended 31 December 2010:

	Level 1	Level 2
Investments		
Government and government-guaranteed and corporate obligations		
Transfers into (out of)	$ 14,751,000	$(14,751,000)
Transfers (out of) into	(88,934,000)	88,934,000
	$(74,183,000)	**$74,183,000**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Government and government-guaranteed obligations and corporate obligations totaling $73,459,000 and $15,475,000, respectively, were transferred from Level 1 to 2 and government and government-guaranteed obligations amounting to $14,751,000 were transferred from Level 2 to 1.

Assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Investments			
	Government and government-guaranteed obligations	**Corporate obligations**	**Asset-backed/ mortgage-backed securities**	**Others**
Balance, 1 January 2010	$ –	$ –	$ –	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	2,636,000	(74,000)	–	–
Included in other comprehensive income	(6,965,000)	(2,143,000)	–	–
Purchases	1,471,283,000	300,000,000	2,494,000	849,000
Transfers into Level 3	2,092,963,000	21,186,000	–	–
Balance, 31 December 2010	$3,559,917,000	$318,969,000	$2,494,000	$ 849,000
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ (14,028,000)	$ (2,143,000)	$ –	$ –

	Investments			
	Government and government-guaranteed obligations	Corporate obligations	Asset-backed/ mortgage-backed securities	Others
Balance, 1 January 2009	$ –	$1,465,000	$ 22,934,000	$ –
Total gains (losses) - (realized/unrealized)				
Included in earnings	–	–	(7,144,000)	–
Included in other comprehensive income	–	–	7,413,000	–
Sales and paydowns	–	–	(10,331,000)	–
Transfers (out of) Level 3	–	(1,465,000)	(12,872,000)	–
Balance, 31 December 2009	$ –	$ –	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ –	$ –	$ –

CONTINUED

The Level 3 purchases and transfers are made up of government and government-guaranteed obligations of $1,471,283,000 and $2,092,963,000, respectively, and corporate obligations of $300,000,000 and $21,186,000, respectively. Asset-backed/mortgage-backed securities included purchases of $2,494,000. All investment securities, including those under Level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA–. The corporate obligation is a float rate note with a credit quality rating from Standard and Poor's of AAA. These valuations are provided by an independent pricing source.

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2010	$7,306,317,000	$ (79,030,000)	$28,273,000	$(296,239,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	435,107,000	(55,538,000)	3,225,000	(8,715,000)
Included in other comprehensive income	47,968,000	(3,152,000)	1,016,000	(14,964,000)
Issuance, redemptions, and maturities	(277,982,000)	–	–	(34,540,000)
Balance, 31 December 2010	$7,511,410,000	$(137,720,000)	$32,514,000	$(354,458,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/ liabilities still held at the reporting date	$ (59,453,000)	$ (54,646,000)	$ 2,898,000	$ (8,603,000)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2009	$6,238,802,000	$(59,168,000)	$29,828,000	$(227,495,000)
Total gains (losses) - (realized/unrealized)				
Included in earnings	1,054,747,000	(19,063,000)	(2,987,000)	51,345,000
Included in other comprehensive income	101,101,000	(799,000)	1,432,000	(7,439,000)
Issuance, redemptions, and maturities	(88,333,000)	–	–	(112,650,000)
Balance, 31 December 2009	$7,306,317,000	$(79,030,000)	$28,273,000	$(296,239,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/ liabilities still held at the reporting date	$ 210,726,000	$(20,348,000)	$ (2,109,000)	$ 51,717,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

	Equity investments	Borrowings
Balance, 1 January 2010	$ –	$(7,403,678,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(551,622,000)
Included in other comprehensive income	–	(71,865,000)
Purchases, sales, and paydowns	281,000	–
Issuance, redemptions, and maturities	–	149,293,000
Transfers out of Level 3	–	–
Balance, 31 December 2010	$ 281,000	$(7,877,872,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ (15,009,000)

	Equity investments	Borrowings
Balance, 1 January 2009	$ –	$(6,484,095,000)
Total gains (losses) - (realized/unrealized)		
Included in earnings	–	(751,776,000)
Included in other comprehensive income	–	(110,017,000)
Purchases, sales, and paydowns	–	–
Issuance, redemptions, and maturities	–	(57,790,000)
Transfers out of Level 3	–	–
Balance, 31 December 2009	$ –	$(7,403,678,000)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ –	$ 78,503,000

NOTE Q—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources. The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

CONTINUED

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses, including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation, including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of these funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds, together with the funds of the special operations as of 31 December 2010 and 2009, is as follows:

	2010		2009	
	Total Net Assets	**No. of Funds**	Total Net Assets	No. of Funds
Special Funds				
Asian Development Fund	$32,650,891,000	1	$31,864,457,000	1
Technical Assistance Special Fund	248,085,000	1	322,708,000	1
Japan Special Fund	89,338,000	1	104,404,000	1
Asian Development Bank Institute	8,916,000	1	7,262,000	1
Asian Tsunami Fund	2,630,000	1	4,531,000	1
Pakistan Earthquake Fund	3,938,000	1	3,314,000	1
Regional Cooperation and Integration Fund	10,412,000	1	12,537,000	1
Climate Change Fund	19,171,000	1	26,702,000	1
Asia Pacific Disaster Response Fund	27,481,000	1	33,052,000	1
Subtotal	33,060,862,000	9	32,378,967,000	9
Trust Funds				
Funds administered by ADB	1,392,366,000	86	952,189,000	78
Funds not administered by ADB	–	–	15,000	2
Subtotal	1,392,366,000	86	952,204,000	80
Total	**$34,453,228,000**	**95**	$33,331,171,000	89

During the year ended 31 December 2010, a total of $13,697,000 ($11,278,000 – 2009) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from other sources—net."

NOTE R—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 VIE Subsections and is considered a variable interest entity (VIE) if it lacks: (i) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) equity investors who have decision-making rights about the entity's operations or if it has equity investors who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. An enterprise may hold significant variable interest in VIEs, which are not consolidated because the enterprise is not the primary beneficiary.

As of 31 December 2010, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified two (two – 2009) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. These VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the financial and telecommunication sectors.

ADB's involvement with these VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2010, the assets of these VIEs totaled $492,167,000 ($427,033,000 – 2009).

The table below shows the carrying value of ADB's interest in the VIEs and the maximum exposure to loss of these interests. For guarantee, the maximum exposure is the notional amount of such guarantee.

	31 December 2010	31 December 2009
Carrying Value of ADB's Variable Interests		
Assets	$90,660,000	$109,040,000
Liabilities	10,000	78,000
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$90,444,000	$108,767,000
Equity Investments	206,000	195,000
Guarantees	1,565,000	4,693,000
Total	$92,215,000	$113,655,000

NOTE S—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee, and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended 31 December 2010 and 2009:

	2010		2009	
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
People's Republic of China	$11,340,632,000	$187,788,000	$10,192,153,000	$273,299,000
Indonesia	10,358,102,000	186,224,000	10,039,766,000	283,045,000
India	9,606,121,000	104,772,000	7,995,022,000	148,241,000
Philippines	6,079,481,000	74,913,000	6,016,824,000	101,684,000
Pakistan	5,394,121,000	46,625,000	4,810,835,000	70,872,000
Others	6,241,711,000	149,904,000	5,140,779,000	116,399,000
Total	$49,020,168,000	$750,226,000	$44,195,379,000	$993,540,000

For the year ended 31 December 2010, sovereign loans to two countries (three – 2009) generated in excess of 10 percent of revenue; this amounted to $181,194,000 and $167,372,000 ($277,633,000, $259,071,000, and $127,402,000 – 2009). Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

NOTE T—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5.2 billion in various currencies.

ASIAN DEVELOPMENT FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with generally accepted accounting principles in the United States of America except for loan loss provisioning.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America except for loan loss provisioning, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with accounting principles generally accepted in the United States of America except for loan loss provisioning. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America except for loan loss provisioning, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying special purpose statement of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2010 and 2009, and the related special purpose statements of revenue and expenses, cash flows and changes in fund balances for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those special purpose financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying special purpose statement of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2010 and 2009, and the related special purpose statements of revenue and expenses, cash flows and changes in fund balances for each of the years in the two-year period ended December 31, 2010. These special purpose financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these special purpose financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the special purpose financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying special purpose financial statements were prepared in conformity with accounting principles generally accepted in the United States of America, with the exception of loan loss provisioning as discussed in Note B to the special purpose financial statements, and are not intended to be a presentation in conformity with accounting principles generally accepted in the United States of America.

In our opinion, such special purpose financial statements present fairly, in all material respects, the assets, liabilities, and fund balances of ADB – Asian Development Fund as of December 31, 2010 and 2009, and its revenues and expenses and cash flows for each of the years in the two-year period ended December 31, 2010, on the basis of accounting discussed in Note B to the special purpose financial statements.

Deloitte.

Our audits were conducted for the purpose of forming an opinion on the 2010 and 2009 special purpose financial statements taken as a whole. The special purpose summary statement of loans as of December 31, 2010 and 2009 and special purpose statement of resources as of December 31, 2010, are presented for the purpose of additional analysis and are not a required part of the special purpose financial statements. These schedules are the responsibility of ADB's management. Such 2010 and 2009 schedules have been subjected to the auditing procedures applied in our audits of the special purpose financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the special purpose financial statements taken as a whole.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

This report is intended solely for the information and use of the Board of Governors, Board of Directors, management, and members of the ADB and is not intended to be used and should not be used other than these specified parties.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 2,580		$ 3,022
INVESTMENTS (Notes C and L)				
Government and government-guaranteed obligations	$ 3,431,376		$ 3,728,364	
Time deposits	1,837,433	5,268,809	1,749,561	5,477,925
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and L)		340,811		185,395
LOANS OUTSTANDING (ADF-5) (Notes D, L, and M)				
Sovereign	28,976,937		27,959,348	
Less—allowance for HIPC Debt Relief	79,918	28,897,019	80,033	27,879,315
ACCRUED REVENUE				
On investments	45,880		55,326	
On loans	72,391	118,271	68,117	123,443
OTHER ASSETS (Note F)		209,012		167,082
TOTAL		$34,836,502		$33,836,182
LIABILITIES AND FUND BALANCES				
PAYABLE TO RELATED FUNDS (Notes F and H)		$ 28,628		$ 48,470
ADVANCE PAYMENTS ON CONTRIBUTIONS		179,884		137,185
UNDISBURSED COMMITMENTS (Notes K and L)		1,975,557		1,676,642
DEFERRED CREDITS (Note G)		1,543		492
TOTAL LIABILITIES		2,185,612		1,862,789
FUND BALANCES (ADF-4)				
Contributions received (ADF-6)				
Contributed resources (Note G)	$34,456,844		$32,740,247	
Unamortized discount	(73,285)		(85,798)	
	34,383,559		32,654,449	
Set-aside resources (Note I)	73,320		74,366	
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	983,636		863,892	
	35,440,515		33,592,707	
Nonnegotiable, noninterest-bearing demand obligations on account of contribution (Note G)	(2,298,983)		(2,185,624)	
Accumulated surplus	2,619,361		3,295,846	
Accumulated other comprehensive loss (Note J)	(3,110,003)	32,650,890	(2,729,536)	31,973,393
TOTAL		$34,836,502		$33,836,182

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
REVENUE				
From loans (Note D)	$290,518		$271,732	
From investments (Notes C and E)	107,773		136,762	
From other sources	51	$ 398,342	79	$ 408,573
EXPENSES				
Grants (Note K)	651,756		952,499	
Administrative expenses (Note H)	225,911		200,564	
Amortization of discounts on contributions (Note G)	10,547		8,206	
Provision for HIPC Debt Relief (Notes D and M)	(859)		(6,579)	
Other expenses	19	887,374	15	1,154,705
NET REALIZED (LOSSES) GAINS				
From investments	854		–	
From loans	(169,308)	(168,454)	169,308	169,308
NET UNREALIZED (LOSSES) GAINS (Note E)		(18,999)		152,888
REVENUE LESS THAN EXPENSES		$(676,485)		$(423,936)

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 260,929	$ 234,146
Interest on investments received	126,780	144,234
Interest received for securities purchased under resale arrangement	204	296
Cash received from other sources	51	79
Administrative expenses paid	(240,588)	(189,001)
Grants disbursed	(359,341)	(345,965)
Financial expenses paid	(19)	(15)
Net Cash Used in Operating Activities	(211,984)	(156,226)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	127,659	–
Maturities of investments	81,364,405	100,797,278
Purchases of investments	(81,435,209)	(100,164,589)
Net (payments for) receipts from securities purchased under resale arrangement	(141,261)	130,174
Net payments for forward contracts	–	(57,996)
Principal collected on loans	906,012	845,273
Loans disbursed	(1,545,875)	(2,174,256)
Net Cash Used in Investing Activities	(724,269)	(624,116)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed[1]	813,193	650,092
Cash received from Ordinary Capital Resources	120,000	120,000
Net Cash Provided by Financing Activities	933,193	770,092
Effect of Exchange Rate Changes on Due from Banks	2,618	5,298
Net Decrease in Due from Banks	(442)	(4,952)
Due from Banks at Beginning of Year	3,022	7,974
Due from Banks at End of Year	$ 2,580	$ 3,022
RECONCILIATION OF REVENUE LESS THAN EXPENSES TO NET CASH USED IN OPERATING ACTIVITIES:		
Revenue less than expenses (ADF-2)	$ (676,485)	$ (423,936)
Adjustments to reconcile revenue less than expenses to net cash used in operating activities:		
Amortization of discounts/premiums on investments	11,095	4,483
Amortization of discounts/premiums on forward contracts	–	(740)
Amortization of discount under accelerated note encashment	10,547	8,206
Grants approved and effective	651,756	952,499
Capitalized charges on loans	(25,329)	(26,511)
Net gain on sales of investments	(854)	0
Provision for possible losses charged	(859)	(6,579)
Change in disbursed grants	(352,941)	(328,306)
Change in advances under technical assistance grants	(4,907)	(18,639)
Change in accrued revenue on investments and loans	3,856	(7,050)
Change in accrued expenses	(15,658)	12,543
Change in other assets	(512)	0
Exchange losses (gains)—net	188,307	(322,196)
Net Cash Used in Operating Activities	$ (211,984)	$ (156,226)

0 = Less than $500.
Supplementary disclosure on noncash financing activities:
1 Nonnegotiable, noninterest-bearing demand promissory notes amounting to $873,329 ($914,962 – 2009) were received from contributing members.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Contributed Resources	Nonnegotiable, Noninterest-bearing Demand Obligations	Set-Aside Resources	Transfers from OCR and TASF	Accumulated Surplus	Accumulated Other Comprehensive Loss	Total
Balance, 1 January 2009	$31,044,406	$(1,928,941)	$73,691	$743,823	$3,719,782	$(2,102,354)	$31,550,407
Comprehensive loss for the year 2009 (Note J)					(423,936)	(627,182)	(1,051,118)
Change in amounts available for operational commitments							
Contributed Resources	1,651,196						1,651,196
Unamortized Discount	(41,153)						(41,153)
Change in nonnegotiable, noninterest-bearing demand obligations		(256,683)					(256,683)
Transfer from ordinary capital resources				120,000			120,000
Change in SDR value of set-aside resources			675				675
Change in value of transfers from Technical Assistance Special Fund				69			69
Balance, 31 December 2009	$32,654,449	$(2,185,624)	$74,366	$863,892	$3,295,846	$(2,729,536)	$31,973,393
Comprehensive loss for the year 2010 (Note J)					(676,485)	(380,467)	(1,056,952)
Change in amounts available for operational commitments							
Contributed Resources	1,716,597						1,716,597
Unamortized Discount	12,513						12,513
Change in nonnegotiable, noninterest-bearing demand obligations		(113,359)					(113,359)
Transfer from ordinary capital resources				120,000			120,000
Change in SDR value of set-aside resources			(1,046)				(1,046)
Change in value of transfers from Technical Assistance Special Fund				(256)			(256)
Balance, 31 December 2010	$34,383,559	$(2,298,983)	$73,320	$983,636	$2,619,361	$(3,110,003)	$32,650,890

Accumulated Other Comprehensive Loss (Note J)
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Accumulated Other Comprehensive Loss	
	2010	2009	**2010**	2009	**2010**	2009
Balance, 1 January	**$(2,847,594)**	$(2,210,003)	**$118,058**	$107,649	**$(2,729,536)**	$(2,102,354)
Other comprehensive (loss) income for the year	**(363,808)**	(637,591)	**(16,659)**	10,409	**(380,467)**	(627,182)
Balance, 31 December	**$(3,211,402)**	$(2,847,594)	**$101,399**	$118,058	**$(3,110,003)**	$(2,729,536)

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE SUMMARY STATEMENT OF LOANS

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

Borrowers/Guarantors[1]	Loans Outstanding	Undisbursed Balances of Effective Loans[2,3]	Loans Not Yet Effective[4]	Total Loans	Percent of Total Loans
Afghanistan	$ 598,761	$ 171,948	$ –	$ 770,709	2.17
Armenia	146,743	75,938	–	222,681	0.63
Azerbaijan	46,622	9,079	–	55,701	0.16
Bangladesh	5,936,625	990,039	448,369	7,375,033	20.74
Bhutan	156,688	42,398	–	199,086	0.56
Cambodia	891,359	149,150	96,415	1,136,924	3.20
Cook Islands	25,503	6,365	–	31,868	0.09
Georgia	220,809	204,472	–	425,281	1.20
Indonesia	1,279,183	274,638	–	1,553,821	4.37
Kazakhstan	7,632	–	–	7,632	0.02
Kiribati	13,723	–	11,737	25,460	0.07
Kyrgyz Republic	570,687	46,318	89,716	706,721	1.99
Lao People's Democratic Republic	1,191,621	13,748	–	1,205,369	3.39
Maldives	94,763	32,843	–	127,606	0.36
Marshall Islands	76,644	–	–	76,644	0.22
Federated States of Micronesia	47,986	13,052	–	61,038	0.17
Mongolia	615,580	61,669	39,052	716,301	2.01
Myanmar	614,788	–	–	614,788	1.73
Nepal	1,588,078	376,394	98,534	2,063,006	5.80
Pakistan	7,054,459	287,493	–	7,341,952	20.65
Palau	–	–	3,434	3,434	0.01
Papua New Guinea	285,597	246,755	29,225	561,577	1.58
Philippines	827,031	–	–	827,031	2.33
Samoa	108,822	26,737	–	135,559	0.38
Solomon Islands	54,869	–	–	54,869	0.15
Sri Lanka	2,679,933	340,632	68,202	3,088,767	8.69
Tajikistan	331,340	38,911	–	370,251	1.04
Tonga	41,371	–	–	41,371	0.12
Tuvalu	7,257	224	–	7,481	0.02
Uzbekistan	81,062	428,983	–	510,045	1.43
Vanuatu	55,301	–	–	55,301	0.16
Viet Nam	3,324,517	1,266,555	584,934	5,176,006	14.56
Regional	1,583	–	–	1,583	0.00
TOTAL – 31 December 2010	$28,976,937	$5,104,341	$1,469,618	$35,550,896	100.00
Allowance for HIPC Debt Relief	(79,918)	–	–	(79,918)	
NET BALANCE – 31 December 2010	**$28,897,019**	**$5,104,341**	**$1,469,618**	**$35,470,978**	
NET BALANCE – 31 December 2009	**$27,879,315**	**$5,357,215**	**$ 976,800**	**$34,213,330**	

1 Loans other than those made directly to a member or to its central bank have been guaranteed by the member.
2 Loans negotiated before 1 January 1983 were denominated in current United States dollars. Loans negotiated after that date are denominated in Special Drawing Rights (SDR) for the purpose of commitment. The undisbursed portions of such SDR loans are translated into United States dollars at the applicable exchange rates as of the end of a reporting period. Of the undisbursed balances, ADB has entered into irrevocable commitments to disburse various amounts totaling $14,357 ($48,370 – 2009).
3 Refer to the unwithdrawn portions of effective loans as of 31 December 2010.
4 Refer to approved loans that have not become effective as of 31 December 2010, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

ADF-5

CONTINUED

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2011	$1,441,037	2020	8,080,197
2012	1,146,653	2025	7,773,107
2013	1,221,790	2030	5,924,608
2014	1,283,008	2035	3,841,233
2015	1,358,420	2040	1,563,815
		2045	394,874
		2050	52,536
		Total	$34,081,278

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2010	2009	Currency	2010	2009
Australian dollar	$ 79,946	$ 72,967	Norwegian krone	123,362	127,308
Canadian dollar	297,760	293,339	Pound sterling	224,873	220,861
Danish krone	30,706	34,544	Singapore dollar	91	86
Euro	2,130,493	2,268,320	Swedish krona	99,757	96,915
Japanese yen	5,962,893	5,434,363	Swiss franc	125,129	116,827
Korean won	25,144	25,005	Thai baht	947	880
Malaysian ringgit	940	868	United States dollar	2,139,439	2,080,871
New Zealand dollar	1,622	1,559	Special Drawing Rights[5]	17,733,835	17,184,635
			Total	$28,976,937	$27,959,348

5 Basket of currencies defined by the International Monetary Fund consisting of the euro, Japanese yen, pound sterling, and US dollar.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF RESOURCES

31 December 2010

Expressed in Thousands of United States Dollars

	Effective Amounts Committed[1]	Contributions Received
CONTRIBUTED RESOURCES		
Australia	$ 1,803,702	$ 1,446,344
Austria	235,570	271,730
Belgium	212,239	233,268
Brunei Darussalam	14,637	11,851
Canada	1,764,575	1,709,306
People's Republic of China	60,188	42,486
Denmark	230,606	273,590
Finland	163,236	152,020
France	1,243,671	1,346,778
Germany	1,683,470	1,920,974
Hong Kong, China	78,597	66,528
Indonesia	14,960	14,960
Ireland	69,686	47,908
Italy	916,215	865,636
Japan	10,084,526	18,454,460
Republic of Korea	414,967	273,690
Luxembourg	42,563	47,118
Malaysia	20,209	15,185
Nauru	303	303
Netherlands	686,458	799,422
New Zealand	114,385	100,761
Norway	241,483	202,055
Portugal	91,723	99,040
Singapore	12,816	11,417
Spain	413,956	409,649
Sweden	397,012	305,288
Switzerland	332,714	467,005
Taipei,China	85,116	70,639
Thailand	12,795	10,694
Turkey	116,431	109,497
United Kingdom	1,266,785	1,016,749
United States	3,767,249	3,587,208
Total	26,592,843	34,383,559
SET-ASIDE RESOURCES		73,320
TRANSFERS FROM ORDINARY CAPITAL RESOURCES		980,000
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND[2]		3,636
TOTAL	$26,592,843	$35,440,515

1 At exchange rates per Resolutions.
2 Includes translation adjustments of $165 as of 31 December 2010.
The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

The resources of ADF have been subsequently augmented by nine replenishments, the most recent (ADF X and the fourth regularized replenishment of the Technical Assistance Special Fund [TASF]) of which was approved by the Board of Governors in August 2008 and became effective on 16 June 2009 for the four-year period from January 2009. The new replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size is special drawing rights (SDR) 7,490,301,000, of which SDR2,665,765,000 will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. As of 31 December 2010, ADB has received instruments of contributions from 27 donors with a total amount equivalent to SDR2,267,809,000, including qualified contributions amounting to SDR211,891,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) initiatives discussed in Note M, has been eliminated. With the exceptions of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

In November 2005, the Board of Governors accepted a resolution to adopt an SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 31 December 2010, 17 out of 30 ADF borrowing countries have opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions for the year ended 31 December 2010.

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation. ADB reclassified amounts relating to due from contributors of $2,185,624,000 as of 31 December 2009 from Assets to Fund Balances under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Contribution.

Functional Currencies and Reporting Currency

The United States dollar (USD) is the reporting currency of the ADF for the purpose of presenting the financial position and the result of its operations.

With the implementation of the SDR currency management framework, ADF conducts its operations in SDRs and the SDR basket of currencies, which currently are US dollar, euro, pound sterling, and yen. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. Previously, the currencies of contributing members were considered as the functional currencies.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period, except for Contributed Resources received in non-functional currencies. Translation adjustments relating to set-aside resources (Note I) are recorded as notional amounts receivable from or payable to OCR. Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as "Accumulated Translation Adjustments" in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Translation adjustments relating to other non-functional currencies are reported as "NET UNREALIZED GAINS (LOSSES)" in the Special Purpose Statement of Revenue and Expenses.

Investments

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive loss." Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits is recognized as realized and reported net of amortizations of premiums and discounts.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS
31 December 2010 and 2009

Securities Purchased Under Resale Arrangement

ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

Loan interest income is recognized on accrual basis. It is the policy of ADF to place in non-accrual status loans made to eligible borrowing member countries if the principal or interest with respect to any such loans is overdue by six months. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADF. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. When ADB decides that a particular loan is no longer collectible, the entire amount is expensed during the period.

Contributed Resources

Contributions by donors are included in the special purpose financial statements as amounts committed and are reported in "Contributed Resources" as part of "FUND BALANCES" from the date Instruments of Contribution are deposited and related formalities are completed and made available for operational commitments.

Contributions are generally received in the currency of the contributor either in cash or notes.

Under ADF IX and ADF X, contributors have the option to pay their contributions under the accelerated note encashment program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years and 9 years for ADF IX and ADF X, respectively.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under "LIABILITIES."

Grants and Undisbursed Commitments

Grants are recognized in the special purpose financial statements when the grant is approved and becomes effective. Upon completion of a project or cancellation of a grant, any undisbursed amount is written back as a reduction in the grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Accounting Estimates

The preparation of special purpose financial statements in conformity with generally accepted accounting principles, with the exception of loan loss provisioning, requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and fund

balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on ADF's 31 December 2010 special purpose financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ADF's 31 December 2010 special purpose financial statements.

In July 2010, the FASB issued ASU 2010-20, *"Receivable (Topic 310) – Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the related allowance for credit losses. Existing guidance is amended to require an entity to provide a greater level of disaggregated information about the credit quality of its financing receivables and allowance for credit losses. As a result of these amendments, ADB is required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The improvement will help financial statement users assess an entity's credit risk exposures and its allowance for credit losses. The disclosures are effective for interim and annual reporting periods ending on or after 15 December 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after 15 December 2010. Note D provides the required disclosures.

Special Purpose Statement of Cash Flows

For the purposes of the Special Purpose Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

The net unrealized gains on the outstanding accelerated note encashment portfolio amounted to $13,876,000 ($15,830,000 – 2009).

The currency composition of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Brunei dollar	$ 250,000	$ 343,000
Euro	1,894,269,000	2,060,338,000
Japanese yen	271,948,000	307,299,000
New Zealand dollar	1,104,000	–
Pound sterling	605,923,000	655,213,000
United States dollar	2,495,315,000	2,454,732,000
Total	$5,268,809,000	$5,477,925,000

The estimated fair value and amortized cost of the investments as of 31 December 2010 and 2009 are as follows:

	2010		2009	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$3,058,961,000	$3,053,835,000	$2,765,978,000	$2,759,975,000
Due after one year through five years	2,160,119,000	2,064,614,000	2,657,986,000	2,547,602,000
Due after five years through ten years	49,729,000	48,961,000	53,961,000	52,289,000
Total	$5,268,809,000	$5,167,410,000	$5,477,925,000	$5,359,866,000

Additional information relating to investments in government and government-guaranteed obligations is as follows:

	2010	2009
As of 31 December:		
Amortized cost	$3,329,977,000	$3,610,306,000
Estimated fair value	3,431,376,000	3,728,364,000
Gross unrealized gains	101,605,000	118,115,000
Gross unrealized losses	(206,000)	(56,000)
For the years ended 31 December:		
Change in net unrealized (losses) gains from prior year	(16,660,000)	10,409,000
Proceeds from sales	127,659,000	–
Gross gain on sales	1,034,000	–
Gross loss on sales	(180,000)	–

The rate of return on the average investments held during the year, including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 1.89% (2.21% – 2009) excluding unrealized gains and losses on investment securities, and 1.60% (2.36% – 2009) including unrealized gains and losses on investments.

As of 31 December 2010, gross unrealized losses resulting from market movements amounted to $206,000 ($56,000 – 2009) for government and government-guaranteed obligations. There were no positions in 2010 (nil – 2009) that sustained unrealized losses for over one year. Comparative details for 2010 and 2009 are as follows:

For the year 2010	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government and government-guaranteed obligations	$428,243,000	$206,000	$ –	$ –	$428,243,000	$206,000

For the year 2009	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$293,973,000	$ 56,000	$ –	$ –	$293,973,000	$ 56,000

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE D—LOANS AND HIPC DEBT RELIEF

Prior to 1 January 1999, loans of ADF were extended to eligible borrowing member countries, which bore a service charge of 1% and required repayment over periods ranging from 35 to 40 years. On 14 December 1998, the Board of Directors approved an amendment to ADF loan terms, as follows: (i) for loans to finance specific projects, the maturity was shortened to 32 years, including an 8-year grace period; (ii) for program loans to support sector development, the maturity was shortened to 24 years, including an 8-year grace period; and (iii) all new loans bear a 1% interest charge during the grace period, and 1.5% during the amortization period, with equal amortization. The revised ADF lending terms took effect on 1 January 1999 for loans for which formal loan negotiations were completed on or after 1 January 1999. ADF requires borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies disbursed.

In September 2007, the Board of Directors approved a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate will be reset every January and will apply to all hard-term loans approved that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2010, the interest rate was set at 2.22% (1.60% – 2009). Two loans were approved under this facility in 2010 (five – 2009).

ADB believes that there is no comparable market for ADF loans and does not intend to sell them. The use of market data to arrive at the loan at fair value will give meaningless results. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Undisbursed loan commitments and an analysis of loans by country as of 31 December 2010 are shown in ADF-5.

As of 31 December 2010 and 2009, loans to borrowers were as follows:

	2010	2009
Pakistan	$ 7,054,459,000	$ 6,619,002,000
Bangladesh	5,936,625,000	5,944,165,000
Viet Nam	3,324,517,000	3,051,234,000
Sri Lanka	2,679,933,000	2,699,855,000
Nepal	1,588,078,000	1,594,779,000
Others (individually less than 5% of total loans)	8,393,325,000	8,050,313,000
Total Outstanding Loans	28,976,937,000	27,959,348,000
Allowance for HIPC Debt Relief	(79,918,000)	(80,033,000)
Net Outstanding Loans	$28,897,019,000	$27,879,315,000

As of 31 December 2010, there were 28 loans to Myanmar in non-accrual status representing 2.1% of the total outstanding loans (28 loans to Myanmar – 2009). The total principal amount outstanding of such loans was $614,788,000 ($560,183,000 – 2009) of which $349,616,000 ($292,050,000 – 2009) was overdue. Loans in non-accrual status resulted in $5,800,000 ($5,527,000 – 2009) not being recognized

CONTINUED

as income from loans for the year ended 31 December 2010. The accumulated interest on these loans that was not recognized as income as of 31 December 2010 totaled $81,574,000 ($68,779,000 – 2009).

Credit Quality of Loans

ADF loans are provided for economic and social development of the less developed member countries, which generally have lower credit quality than OCR borrowers. ADB uses performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans have been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

The credit quality of ADF loans are detailed as follows:

Risk Class	Risk Rating	2010	2009
Low credit risk	1–5 (AAA to BBB–)	$ 7,632,000	$ 7,142,000
Medium credit risk	6–11 (BB+ to B–)	23,847,756,000	23,028,835,000
High credit risk	12–14 (CCC+ to D)	5,121,549,000	4,923,371,000
Total		$28,976,937,000	$27,959,348,000

Provision for HIPC Debt Relief amounting to $82,350,000 relating to the Afghanistan debt relief under the HIPC initiative was recognized and charged to income in 2008. Of this amount, a total of $2,432,000 was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC debt relief as of 31 December 2010 to $79,918,000 (See Note M).

NOTE E—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying ASC 815 "Derivatives and Hedging," ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value (FV), and all changes in the FV have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies.

ADB engages in derivative instruments for overall liquidity management. From time to time, ADB enters into forward contracts to protect itself from the currency exchange risk.

There were no derivative instruments recognized in the Special Purpose Statement of Assets, Liabilities, and Fund Balances as of 31 December 2010 (nil – 2009).

Effect of Derivative Instruments on the Special Purpose Statement of Revenue and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Special Purpose Statement of Revenue and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

These are summarized below:

	Location of Gain (Loss) recognized in Income on Derivatives	Amount of Gain (Loss)	
		2010	2009
Derivatives not designated as hedging instruments under Subtopic 815-20			
Investment related swaps			
Foreign exchange forward contracts	Net Unrealized Losses	$ –	$(692,000)
	Revenue from Investments	–	740,000
Total		$ –	$ 48,000

NOTE F—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to the OCR and ADF are allocated based on operational activities and are settled regularly. Under ADF X and the fourth regularized replenishment of TASF, a specific portion of the total contributions is to be allocated to TASF. ADF receives contributions from members and subsequently transfers the specified portion to TASF.

As of 31 December 2010, ADF's outstanding payable to related funds pertains to payable to OCR of $28,628,000 ($43,142,000 – 2009), for administration expenses. There were no outstanding payables to TASF ($4,349,000 – 2009) and to trust funds ($979,000 – 2009).

Included in other assets as of 31 December 2010 is a receivable from trust fund of $512,000 (nil – 2009) representing grant related transaction.

NOTE G—CONTRIBUTED RESOURCES/OTHER LIABILITIES

In May 2010, the Board of Governors approved the allocation of $120,000,000 from OCR's 2009 net income to ADF.

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. These are nonnegotiable, noninterest-bearing, and subject to certain restrictions imposed by applicable Board of Governors' resolutions, demand obligations are encashable by ADB at par upon demand. These are recorded as a reduction in the Fund Balances. ADB currently expects that the notes outstanding as of 31 December 2010 will be encashed in varying amounts over a four-year period ending 31 December 2014.

In August 2010, the Board of Governors approved the reduction of Nauru's contribution to the fifth replenishment (ADF VI) of the Asian Development Fund and second regularized replenishment of the Technical Assistance Special Fund from $2,000,000 to $370,000. The reduction consisted of unpaid balances from unencashed promissory notes of $1,130,000 and unpaid receivable of $500,000.

In December 2010, the Board of Directors approved the additional contribution of £6,154,000 ($9,565,000 equivalent) provided on 15 December 2010 by the United Kingdom.

As of 31 December 2010, Italy's promissory note received under ADF VI had a remaining balance of €342,000 ($455,000 equivalent). This was recorded in Deferred Credits.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charge from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations), in the proportion of the relative volume of operational activities of each fund.

NOTE I—SET-ASIDE RESOURCES

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by member countries pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portiòn paid by member countries pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973, to be used as a part of the Special Funds of ADB. The capital so set aside was allocated and transferred from the OCR to ADF as Set-Aside Resources.

The capital stock of ADB is defined in Article 4, paragraph 1 of the Charter, "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar). Therefore, Set-Aside Resources had historically been translated into the current United States dollar (ADB's unit of account), on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer had par values in terms of gold.

Pending ADB's selection of the appropriate successor to the 1966 dollar, the Set-Aside Resources have been valued for purposes of the accompanying financial statements in terms of the SDR, at the value in current United States dollars as denominated by the IMF. As of 31 December 2010, the value of the SDR in terms of the current United States dollar was $1.54003 ($1.56199 – 2009). On this basis, Set-Aside Resources amounted to $73,320,000 ($74,366,000 – 2009). If the capital stock of ADB as of 31 December 2010 had been valued in terms of $12,063.50 per share, Set-Aside Resources would have been $57,434,000.

NOTE J—COMPREHENSIVE INCOME

Comprehensive Income has two major components: revenue less than expenses (ADF-2) and other comprehensive income (ADF-4). Other Comprehensive (Loss) Income includes unrealized gains and losses on "Available for Sale" securities and translation adjustments of assets and liabilities not recognized in the Special Purpose Statement of Revenue and Expenses.

NOTE K—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. During 2010, 34 grants (27 – 2009) totaling $967,190,000 ($911,310,000 – 2009) were approved, while $651,756,000 ($952,499,000 – 2009), net of $5,954,000 write back of undisbursed commitments for completed grants, became effective.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE L—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments, securities purchased under resale arrangements, and forward contracts

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, securities purchased under resale arrangements, and forward contracts which are fair valued with significant market observable inputs. Included in Level 3 category are investments fair valued using unobservable inputs, including prices provided by third parties such as independent pricing services, custodians, and asset managers. Forward foreign exchange contracts are fair valued using discounted cash flow models. Market observable inputs, such as yield curves, foreign exchange rates, cross currency rates, and volatilities, are applied to the models to determine fair value of investments. Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

The fair values of the following financial assets of ADF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$3,431,376,000	$2,963,333,000	$ –	$468,043,000
Time deposits	1,837,433,000	–	1,837,433,000	–
Securities purchased under resale arrangement	340,811,000	–	340,811,000	–
Total assets at fair value	$5,609,620,000	$2,963,333,000	$2,178,244,000	$468,043,000

CONTINUED

	31 December 2009	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 3,728,364,000	$3,315,132,000	$ 413,232,000	$ –
Time deposits	1,749,561,000	–	1,749,561,000	–
Securities purchased under resale arrangement	185,395,000	–	185,395,000	–
Total assets at fair value	**$5,663,320,000**	**$3,315,132,000**	**$2,348,188,000**	**$ –**

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of 31 December 2010 and 2009 are as follows:

	Government and government-guaranteed obligations 2010	2009
Balance, 1 January	$ –	$ –
Total gains (losses) realized/unrealized		
Included in earnings (or changes in net assets)	18,000	–
Included in other comprehensive income		
Accumulated Translation Adjustments	(4,307,000)	–
Unrealized holding Losses	(2,270,000)	–
Purchases	141,854,000	–
Transfers into Level 3	332,748,000	–
Balance, 31 December	$468,043,000	$ –

The level 3 purchases and transfers are made up of government and government-guaranteed obligations amounting to $141,854,000 and $332,748,000, respectively. All investment securities, including those under level 3, are of high credit quality. The government and government-guaranteed obligations are largely floating rate notes and callable bonds with a credit quality rating from Standard and Poor's of AAA to AA-. These valuations are provided by an independent pricing source.

See Notes C, D, and K for discussions relating to investments, loans, and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE M—HEAVILY INDEBTED POOR COUNTRIES (HIPC) INITIATIVE

In April 2008, the Board of Governors adopted the resolution on Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt and for ADB to participate in the HIPC debt relief initiative.

The HIPC debt relief initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries are not put at risk due to their high external debt burden. Under the HIPC debt relief initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to sustainable level. As of 31 December 2010, Afghanistan is the only borrower that has requested and qualified for the HIPC debt relief.

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Special Purpose Financial Statements as of 31 December 2010.

TECHNICAL ASSISTANCE SPECIAL FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Technical Assistance Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Technical Assistance Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Technical Assistance Special Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2010 and 2009 financial statements taken as a whole. The statement of resources as of December 31, 2010 and summary statement of technical assistance approved and effective for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules are the responsibility of ADB's management. Such 2010 schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF FINANCIAL POSITION

31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 1,640	$ 2,327
INVESTMENTS (Notes C and G)		
Time deposits	357,140	320,069
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note G)	4,906	8,005
ACCRUED REVENUE	109	27
DUE FROM CONTRIBUTORS (Note F)	172,187	236,091
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	10,824	15,869
TOTAL	$546,806	$582,388
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 125	$ 835
UNDISBURSED COMMITMENTS (Notes E and G)	298,595	258,845
TOTAL LIABILITIES	298,720	259,680
UNCOMMITTED BALANCES (TASF-2 and TASF-4) (Note F), represented by:		
Unrestricted net assets	248,086	322,708
TOTAL	$546,806	$582,388

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (TASF-4) (Note F)	**$ 40,952**	$311,227
REVENUE		
From investments (Note C)	**2,495**	2,463
From other sources—net	**12**	8
Total	**43,459**	313,698
EXPENSES		
Technical assistance—net (TASF-5) (Note E)	**134,658**	117,249
Financial expenses	**16**	15
Total	**134,674**	117,264
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	**(91,215)**	196,434
EXCHANGE GAINS—net	**16,593**	23,567
(DECREASE) INCREASE IN NET ASSETS	**(74,622)**	220,001
NET ASSETS AT BEGINNING OF YEAR	**322,708**	102,707
NET ASSETS AT END OF YEAR	**$248,086**	$322,708

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 120,837	$ 100,002
Interest on investments received	2,416	2,262
Net cash (paid for) received from other activities	(10)	17
Technical assistance disbursed	(94,909)	(81,107)
Financial expenses paid	(16)	(15)
Net Cash Provided by Operating Activities	28,318	21,159
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	8,307,458	9,847,822
Purchases of investments	(8,341,153)	(9,861,876)
Net receipts from (payments for) securities purchased under resale arrangement	4,498	(6,323)
Net Cash Used in Investing Activities	(29,197)	(20,377)
Effect of Exchange Rate Changes on Due from Banks	192	(147)
Net (Decrease) Increase in Due from Banks	(687)	635
Due from Banks at Beginning of Year	2,327	1,692
Due from Banks at End of Year	$ 1,640	$ 2,327
RECONCILIATION OF (DECREASE) INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in net assets (TASF-2)	$ (74,622)	$ 220,001
Adjustments to reconcile (decrease) increase in net assets to net cash provided by operating activities:		
Amortization of discounts/premiums on investments	–	(300)
Change in accrued revenue	(79)	98
Change in due from contributors	70,946	(208,518)
Change in other assets	5,917	(4,437)
Change in miscellaneous liabilities	(706)	831
Change in undisbursed commitments	39,750	36,123
Exchange gains—net	(12,888)	(22,639)
Net Cash Provided by Operating Activities	$ 28,318	$ 21,159

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF RESOURCES
31 December 2010
Expressed in Thousands of United States Dollars

Contributor	Contributions Committed During 2010	Direct Voluntary Contributions	Regularized Replenishment[1]	Total Contributions
Australia	$ –	$ 2,484	$ 53,414	$ 55,898
Austria	–	159	7,177	7,336
Bangladesh	–	47	–	47
Belgium	–	1,394	5,875	7,269
Brunei Darussalam	–	–	450	450
Canada	–	3,346	43,311	46,657
People's Republic of China	–	1,600	4,812	6,412
Denmark	–	1,963	5,750	7,713
Finland	–	237	4,728	4,965
France	–	1,697	33,862	35,559
Germany	–	3,315	44,509	47,824
Hong Kong, China	–	100	3,509	3,609
India	437	3,948	–	3,948
Indonesia	–	250	40	290
Ireland	–	–	3,643	3,643
Italy	–	774	16,320	17,094
Japan	–	47,710	287,286	334,996
Republic of Korea	–	1,900	20,516	22,416
Luxembourg	–	–	609	609
Malaysia	–	909	818	1,727
Nauru	–	–	67	67
Netherlands	–	1,338	20,484	21,822
New Zealand	–	1,096	2,234	3,330
Norway	–	3,279	7,896	11,175
Pakistan	70	1,806	–	1,806
Portugal	–	–	3,595	3,595
Singapore	445	1,100	711	1,811
Spain	–	190	16,564	16,754
Sri Lanka	–	6	–	6
Sweden	–	862	11,931	12,793
Switzerland	–	1,035	9,314	10,349
Taipei,China	–	200	3,455	3,655
Thailand	–	–	493	493
Turkey	–	–	3,237	3,237
United Kingdom	–	5,617	39,447	45,064
United States	–	1,500	65,031	66,531
Total	$ 952	$89,862	$721,088	$ 810,950
Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	40,000			769,000
Other Resources[2]				183,234
TOTAL	**$40,952**			**$1,759,712**

1 Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, and 333 at historical values.
2 Represents income, repayments, and reimbursements accruing to TASF since 1980.
The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-5

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

SUMMARY STATEMENT OF TECHNICAL ASSISTANCE APPROVED AND EFFECTIVE
For the Year Ended 31 December 2010
Expressed in Thousands of United States Dollars

Recipient	Project Preparation	Advisory	Research and Development	Policy and Advisory	Capacity Development	Total
Afghanistan	$ (40)	$ (550)	$ –	$ 700	$ –	$ 110
Armenia	(7)	–	–	–	–	(7)
Azerbaijan	(541)	–	–	–	–	(541)
Bangladesh	3,425	(81)	–	450	4,375	8,169
Bhutan	1,200	(58)	–	–	400	1,542
Cambodia	2,351	(94)	–	1,200	–	3,457
People's Republic of China	6,640	(589)	–	4,625	4,125	14,801
Cook Islands	–	(84)	–	–	–	(84)
Fiji	(251)	–	–	–	–	(251)
Georgia	791	–	–	862	–	1,653
India	305	(751)	–	3,150	6,875	9,579
Indonesia	(8)	(196)	–	–	2,000	1,796
Kazakhstan	–	–	–	–	(34)	(34)
Kiribati	350	–	–	–	–	350
Kyrgyz Republic	(300)	–	–	(81)	–	(381)
Lao People's Democratic Republic	1,883	61	–	–	800	2,744
Maldives	566	(95)	–	–	3,000	3,471
Marshall Islands	–	(36)	–	600	–	564
Mongolia	1,425	(34)	–	2,800	150	4,341
Nepal	310	(65)	–	–	2,275	2,520
Pakistan	1,669	(232)	–	1,245	–	2,682
Palau	–	–	–	–	500	500
Papua New Guinea	1,100	(155)	–	–	900	1,845
Philippines	(5)	(84)	–	1,650	1,800	3,361
Samoa	–	–	–	–	500	500
Solomon Islands	–	(57)	–	–	–	(57)
Sri Lanka	–	(128)	–	–	1,963	1,835
Tajikistan	(117)	(600)	–	–	–	(717)
Thailand	–	(182)	–	1,900	400	2,118
Timor-Leste	700	(3)	–	–	560	1,257
Tonga	515	–	–	(32)	–	483
Turkmenistan	350	(55)	–	–	–	295
Uzbekistan	350	–	–	–	600	950
Vanuatu	–	(28)	–	–	–	(28)
Viet Nam	4,999	(165)	–	–	1,125	5,959
Regional	900	–	21,372	9,260	25,954	57,486
Total	$28,560	$(4,261)	$21,372	$28,329	$58,268	132,268
Regional Activities						2,390
TOTAL						**$134,658**

Note: Negative amounts represent net undisbursed commitments written back to balances available for future commitments (Notes B and E).
The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The TASF was established to provide technical assistance on a grant basis to DMCs of ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

In August 2008, the Board of Governors adopted the resolution providing for the ninth replenishment of the Asian Development Fund (ADF X) and the fourth regularized replenishment of the TASF. In conjunction with the ADF replenishment, the resolution provides for a replenishment of the TASF to finance technical assistance operations under the fund. Total replenishment size is SDR7,490,301,000, of which SDR2,665,765,000 will come from new donor contributions. Donors agreed to allocate 3% of the total replenishment size (equivalent to 8% of total donor contributions) to TASF. The replenishment became effective on 16 June 2009. As of 31 December 2010, ADB received instruments of contributions from 27 donors with a total amount equivalent to SDR2,267,809,000, including qualified contribution amounting to about SDR211,891,000.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

TASF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of TASF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by TASF are reported at fair value. Realized and unrealized gains and losses are included in "Revenue from investments." Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts in revenue from investments.

Securities Purchased Under Resale Arrangement

TASF accounts for the transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance to Member Countries and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in technical assistance for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation

and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on TASF's 31 December 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on TASF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The currency composition of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Australian dollar	$ 42,514,000	$ 30,484,000
Canadian dollar	16,496,000	13,711,000
Euro	32,809,000	24,248,000
Pound sterling	18,385,000	15,847,000
United States dollar	246,936,000	235,779,000
Total	$357,140,000	$320,069,000

The annualized rate of return on the average investments held during the year including securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 0.74% (0.80% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. Under ADF IX and ADF X, a specific portion of the total contributions under each is to be allocated to TASF as third and fourth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled on a regular basis between TASF and the other funds.

The interfund account balances included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are as follows:

	2010	2009
Receivable from:		
Asian Development Fund	$ –	$4,349,000
Japan Special Fund	9,000	–
Regional Cooperation and Integration Fund	5,000	–
Agency Trust Funds—net	247,000	177,000
Total	$261,000	$4,526,000
Payable to:		
Ordinary capital resources	$ 95,000	$ 231,000
Japan Special Fund	–	1,000
Regional Cooperation and Integration Fund	–	47,000
Total	$ 95,000	$ 279,000

Note: Receivable from agency trust funds is net of payable accounts totaling $31,000 ($556,000 – 2009).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective ongoing grant-financed TA projects/programs, which are not yet disbursed as of the end of the year. During 2010, $11,752,000 ($13,270,000 – 2009) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts undisbursed, because ADB expects that disbursements will be made for all projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

Since inception in 1967, direct contributions have been made by 29 member countries. In 2010, India and Pakistan made a direct and voluntary contribution of Rs20,000,000 ($437,000 equivalent) and $70,000, respectively.

In 1986, 1992, 2005, and 2009, the Board of Governors of ADB, in authorizing replenishments of the ADF, provided for allocations to the TASF in aggregate amounts equivalent to $72,000,000, $141,000,000, $220,000,000, and $288,000,000, respectively, to be used for technical assistance to ADF borrowing DMCs and for regional technical assistance. During the year, the fund received $71,390,000 under ADF X and the fourth regularized replenishment of TASF, leaving a total of $172,187,000 as "DUE FROM CONTRIBUTORS."

In 2010, $40,000,000 was allocated out of OCR net income to TASF, bringing the accumulated allocation out of OCR net income to $769,000,000.

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2010 and 2009 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2010 and 2009. These balances include approved TA projects/programs that are not yet effective.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments and securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments and securities purchased under resale arrangements which are fair valued with significant market observable inputs.

The fair values of the following financial assets of TASF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 357,140,000	$ –	$ 357,140,000	$ –
Securities purchased under resale arrangement	4,906,000	–	4,906,000	–
Total assets at fair value	$362,046,000	$ –	$362,046,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$ 320,069,000	$ –	$ 320,069,000	$ –
Securities purchased under resale arrangement	8,005,000	–	8,005,000	–
Total assets at fair value	$328,074,000	$ –	$328,074,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of TASF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Financial Statements as of 31 December 2010.

JAPAN SPECIAL FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

**To the Board of Directors and the Board of Governors of
Asian Development Bank**

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Japan Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Japan Special Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Japan Special Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 70	$ 285	$ 355	$ 77	$ 315	$ 392
INVESTMENTS (Notes A, C, and G)						
Time deposits	36,582	121,364	157,946	36,492	158,488	194,980
ACCRUED REVENUE	3	12	15	1	9	10
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)[1]	–	3,974	3,973	–	3,321	3,314
TOTAL[1]	$36,655	$125,635	$162,289	$36,570	$162,133	$198,696
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)[1]	$ 1	$ 313	$ 313	$ 7	$ 211	$ 211
UNDISBURSED COMMITMENTS (Notes E and G)						
Technical assistance	–	72,512	72,512	–	94,081	94,081
TOTAL LIABILITIES[1]	1	72,825	72,825	7	94,292	94,292
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	52,810	52,810	–	67,841	67,841
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	52,810	81,009	28,199	67,841	96,040
Net accumulated investment income (Note F)						
Temporarily restricted	8,455	–	8,455	8,364	–	8,364
	36,654	52,810	89,464	36,563	67,841	104,404
TOTAL[1]	$36,655	$125,635	$162,289	$36,570	$162,133	$198,696

1 Numbers may not sum precisely due to elimination of interfund account of $1,000 ($7,000 – 2009).
The accompanying notes are an integral part of these financial statements (JSF-4).

JAPAN SPECIAL FUND

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 375	$ 375	$ –	$ 1,167	$ 1,167
REVENUE FROM OTHER SOURCES	0	18	18	–	13	13
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS (Notes E and F)	1	–	1	(216)	–	(216)
Total	1	393	394	(216)	1,180	964
EXPENSES						
Technical assistance—net (Notes E and F)	–	14,687	14,687	(223)	37,826	37,603
Administrative and financial expenses (Note D)	1	732	733	7	1,419	1,426
Total	1	15,419	15,420	(216)	39,245	39,029
REVENUE LESS THAN OF EXPENSES	0	(15,026)	(15,026)	–	(38,065)	(38,065)
EXCHANGE LOSSES	–	(5)	(5)	–	(24)	(24)
DECREASE IN UNRESTRICTED NET ASSETS	0	(15,031)	(15,031)	–	(38,089)	(38,089)
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES (Note C)	92	–	92	161	–	161
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS (Notes E and F)	(1)	–	(1)	216	–	216
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	91	–	91	377	–	377
INCREASE (DECREASE) IN NET ASSETS	91	(15,031)	(14,940)	377	(38,089)	(37,712)
NET ASSETS AT BEGINNING OF YEAR	36,563	67,841	104,404	36,186	105,930	142,116
NET ASSETS AT END OF YEAR	$36,654	$52,810	$89,464	$36,563	$67,841	$104,404

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 90	$ 372	$ 462	$ 238	$ 1,460	$ 1,698
Technical assistance disbursed	(6)	(36,769)	(36,775)	(35)	(40,671)	(40,706)
Administrative and financial expenses paid	(1)	(769)	(770)	(7)	(1,415)	(1,422)
Net cash received from other sources	0	12	12	0	13	13
Net Cash Provided by (Used in) Operating Activities	83	(37,154)	(37,071)	196	(40,613)	(40,417)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,802,229	3,712,223	5,514,452	1,274,862	5,872,558	7,147,420
Purchases of investments	(1,802,319)	(3,675,099)	(5,477,418)	(1,275,205)	(5,832,119)	(7,107,324)
Net Cash (Used in) Provided by Investing Activities	(90)	37,124	37,034	(343)	40,439	40,096
Effect of Exchange Rate Changes on Due from Banks	–	0	0	–	(0)	(0)
Net Decrease in Due from Banks	(7)	(30)	(37)	(147)	(174)	(321)
Due from Banks at Beginning of Year	77	315	392	224	489	713
Due from Banks at End of Year	$ 70	$ 285	$ 355	$ 77	$ 315	$ 392
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:						
Increase (decrease) in net assets (JSF-2)	$ 91	$ (15,031)	$ (14,940)	$ 377	$ (38,089)	$ (37,712)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by (used in) operating activities:						
Amortization of discounts on investments	–	–	–	(40)	(232)	(272)
Unrealized investment gains	–	–	–	33	156	189
Change in undisbursed commitments	–	(21,569)	(21,569)	(223)	(1,744)	(1,967)
Translation adjustments	–	(1)	(1)	–	24	24
Exchange losses—net	(8)	(553)	(561)	49	(728)	(679)
Net Cash Provided by (Used in) Operating Activities	$ 83	$ (37,154)	$ (37,071)	$ 196	$ (40,613)	$ (40,417)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The JSF was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, thereby assisting the recycling of funds to DMCs of ADB. While JSF resources are used mainly to finance technical assistance (TA) operations, these resources may also be used for equity investment operations in ADB's DMCs. Under the agreement between ADB and Japan, ADB may invest the proceeds of JSF pending disbursement.

In March 1999, the Board approved the acceptance and administration by ADB of the Asian Currency Crisis Support Facility (ACCSF) to assist Asian currency crisis-affected member countries (CAMCs). Funded by the Government of Japan, ACCSF was established within JSF to assist in the economic recovery of CAMCs through interest payment assistance (IPA) grants, TA grants, and guarantees. With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds will be retained in ACCSF until the completion of administrative matters.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of JSF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. ACCSF funds are separately reported in the financial statements.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires,

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as "NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS."

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by JSF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts, as "REVENUE FROM INVESTMENTS."

Contributions

Contributions by Japan are included in the financial statements from the date indicated by Japan that funds are expected to be made available. Contributions, which are restricted by the donor for specific TA projects/programs or for IPA grants, are classified as temporarily restricted contributions. Those without any stipulation as to specific use are accounted for and reported as unrestricted contributions.

Technical Assistance and Undisbursed Commitments

Technical assistance is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in the TA for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from technical assistance grant funds to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of income and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on JSF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rates of return on the average investments held under ACCSF and JSF during the year, based on the portfolio held at the beginning and end of each month were 0.25% and 0.27%, respectively (0.54% and 0.75%, respectively – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to JSF are settled on a regular basis with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

CONTINUED

The interfund balances between other funds, which are included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES," are as follows:

		2010	2009
Amounts Receivable by:			
JSF from:	ACCSF	$ 1,000	$ 7,000
	TASF	–	1,000
	Total	$ 1,000	$ 8,000
Amounts Payable by:			
JSF to:	OCR	$134,000	$115,000
	TASF	9,000	–
	RCIF	94,000	
	Agency Trust Funds—net	15,000	1,000
	Total	$252,000	$116,000
ACCSF to:	JSF	$ 1,000	$ 7,000

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective TA projects/programs not yet disbursed. Completed but partially cancelled TA projects amounting to $8,770,000 were written back as a reduction in technical assistance during 2010 ($4,736,000 – 2009), and the corresponding undisbursed commitments was eliminated. None of this amount corresponds to ACCSF ($223,000 – 2009). The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

No contributions were received during 2010 and 2009.

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the unrestricted regular net assets, as concurred by Japan, in order to optimize the use of JSF. Similarly, Japan lifted the restriction over the use of net accumulated investment income, which under the original terms of agreement between ADB and Japan, may only be used for defraying JSF's administrative expenses. Japan agreed to use the net accumulated investment income as additional resources for funding future JSF operations.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009. These balances include approved TA projects/programs that are not yet effective.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

As of 31 December 2010 and 2009 these balances are as follows:

	2010			2009		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
Uncommitted balances	$28,199,000	$52,810,000	$81,009,000	$28,199,000	$67,841,000	$96,040,000
TA projects/programs approved by Japan and ADB but not yet effective	–	(700,000)	(700,000)	–	(12,330,000)	(12,330,000)
TA projects/programs approved by Japan and not yet effective	–	(3,640,000)	(3,640,000)	–	(15,520,000)	(15,520,000)
Uncommitted balances available for new commitments	$28,199,000	$48,470,000	$76,669,000	$28,199,000	$39,991,000	$68,190,000

The temporarily restricted uncommitted balance remaining available as of 31 December 2010 corresponds to funds under ACCSF of $28,199,000 ($28,199,000 – 2009) and the amount of net accumulated investment income of $8,455,000 ($8,364,000 – 2009) for settlement of all administrative expenses.

Net assets reverted to temporarily restricted assets under ACCSF relate to savings on financially completed technical assistance net of amount from accumulated investment income, released from restrictions to defray the administrative expenses of ACCSF.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of JSF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$157,946,000	$ –	$157,946,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$194,980,000	$ –	$194,980,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Financial Statements as of 31 December 2010.



Deloitte Touche Tohmatsu LLC
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Asian Development Bank:

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB")—Asian Development Bank Institute as of December 31, 2010 and 2009, and the related statements of activities and changes in net assets, and cash flows for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of Asian Development Bank Institute's (the "Institute") management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institute's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB—Asian Development Bank Institute as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu LLC

March 11, 2011

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 819		$ 453
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes C and D)		4,293		2,055
PROPERTY, FURNITURE, AND EQUIPMENT (Note E)				
Property, Furniture, and Equipment	$4,097		$3,616	
Less—allowance for depreciation	3,990	107	3,439	177
DUE FROM CONTRIBUTORS (Note F)		8,616		8,038
OTHER ASSETS		2,914		2,460
TOTAL		$16,749		$13,183
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits (Note I)	$5,368		$3,672	
Others (Note H)	2,465	$ 7,833	2,249	$ 5,921
UNCOMMITTED BALANCES (ADBI-2)				
Unrestricted net assets		8,916		7,262
TOTAL		$16,749		$13,183

The accompanying notes are an integral part of these financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$16,984	$ 8,038
REVENUE		
From rental (Note G)	493	431
From investments (Note C)	4	8
From other sources—net	24	1
Total	17,505	8,478
EXPENSES		
Administrative expenses	10,781	10,383
Program expenses	4,717	4,907
Total	15,498	15,290
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	2,007	(6,812)
EXCHANGE GAINS (LOSSES)—net	321	(308)
TRANSLATION ADJUSTMENTS	754	(328)
EFFECT OF ASC 715 (Note I)	(1,428)	(1,013)
INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS	1,654	(8,461)
NET ASSETS AT BEGINNING OF YEAR	7,262	15,723
NET ASSETS AT END OF YEAR	**$ 8,916**	$ 7,262

The accompanying notes are an integral part of these financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 16,323	$ 7,871
Interest on investments received	4	8
Expenses paid	(15,382)	(15,625)
Others—net	838	124
Net Cash Provided by (Used in) Operating Activities	1,783	(7,622)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (payments for) receipts from securities purchased under resale arrangements	(1,214)	7,712
Net Cash (Used in) Provided by Investing Activities	(1,214)	7,712
Effect of Exchange Rate Changes on Due from Banks	(203)	59
Net Increase in Due from Banks	366	149
Due from Banks at Beginning of Year	453	304
Due from Banks at End of Year	$ 819	$ 453
RECONCILIATION OF INCREASE (DECREASE) IN UNRESTRICTED NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Increase (Decrease) in unrestricted net assets (ADBI-2)	$ 1,654	$ (8,461)
Adjustments to reconcile increase (decrease) in unrestricted net assets to net cash provided by (used in) operating activities:		
Depreciation	86	59
Change in due from contributors	(660)	(166)
Change in other assets	(454)	51
Change in pension and postretirement benefit liability	1,696	929
Change in other liabilities	215	(362)
Translation adjustments	(754)	328
Others—net	0	0
Net Cash Provided by (Used in) Operating Activities	$ 1,783	$ (7,622)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan, as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute's funds may consist of voluntary contributions, donations, and grants from ADB member countries, nongovernment organizations, and foundations. The objectives of the Institute, as defined under its Statute, are the identification of effective development strategies and capacity improvement for sound development management in DMCs.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

The Institute reports donor's contributed cash and other assets as unrestricted support as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

Functional Currency and Reporting Currency

The functional currency of the Institute is Japanese yen. The reporting currency is the United States dollar.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

ADBI-4

CONTINUED

Translation of Currencies

Assets, liabilities, and uncommitted balances are translated from the functional currency to the reporting currency at the applicable rates of exchange at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as translation adjustments account and included in changes in unrestricted net assets.

Monetary assets and liabilities denominated in currency other than Japanese yen are translated into Japanese yen at year-end exchange rates. Exchange gains and losses are recorded as exchange losses—net account and included in the changes in unrestricted net assets.

Securities Purchased Under Resale Arrangements

The Institute accounts for transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." In general, transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangement are recorded as assets and are not re-pledged.

Interest income on investment securities are recognized as realized and reported net of amortizations of premiums and discounts in "Revenue from investments."

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs, and minor betterments are charged to expense.

The Institute distinguishes between capital leases and operating leases based on the objective of the expenditure. Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2009, the FASB issued Accounting Standards Update (ASU) 2009-16, *"Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets."* This update addresses the information that a reporting entity provides in its financial reports about transfers of financial assets, including the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred assets. This update is applicable at the start of an entity's first fiscal year beginning after 15 November 2009, or 1 January 2010 for entities reporting earnings on a calendar-year basis. The application of this update did not have a material impact on the Institute's 31 December 2010 financial statements.

In January 2010, the FASB issued ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends ASC 820 to add new disclosures requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on the Institute's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

Reclassification

Certain non-material reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The annualized rate of return on the average investments held during the year including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 0.06% (0.08% – 2009).

NOTE D—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the

asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Securities purchased under resale arrangements

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes securities purchased under resale arrangements, which are fair valued with significant market observable inputs.

The fair value of the following financial assets of the Institute as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$4,293,000	$ –	$4,293,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities purchased under resale arrangement	$2,055,000	$ –	$2,055,000	$ –

See Note B for discussions relating to securities purchased under resale arrangements. In all other cases, the carrying amounts of the Institute's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE E—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment consist of one-time establishment cost (comprising office furniture, fixtures, and equipment purchased at inception for use in the operations of the Institute) and equipment.

NOTE F—CONTRIBUTIONS

In June 2010, the Government of Japan committed its 15th contribution to the Institute amounting to ¥702,462,000 ($7,927,000 equivalent), while the Government of Australia made a commitment to contribute A$500,000 ($439,000 equivalent).

In December 2010, the Government of Japan committed its 16th contribution to the Institute amounting to ¥702,462,000 ($8,616,000 equivalent), which was transferred to the Fund on 7 January 2011. At 31 December 2010, the amount contributed was reported in the Statement of Financial Position as "DUE FROM CONTRIBUTORS."

NOTE G—REVENUE FROM RENTAL

Revenue from rental in 2010 consists of sublease rental income of $493,000 ($431,000 – 2009), received according to a space sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO OCR

Accounts payable and other liabilities include amounts due to OCR of $267,000 and $198,000 at 31 December 2010 and 2009, respectively. The payable results from transactions in the normal course of business.

NOTE I—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

The Institute participates in the contributory defined benefit Staff Retirement Plan (the Plan) of ADB. Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the Plan. Participants may also make additional voluntary contributions. The Institute's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2011, based on the Institute's contribution rate for the coming year of 21%, and the participants' mandatory contribution are $289,000 and $37,000, respectively (2009 – $296,000 and $36,000).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs nine external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage, or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities.

At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost, which is deemed a reasonable estimate of fair value. Fixed income securities include US government and government-guaranteed obligations, corporate bonds, and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2010, the net return on the Plan assets was 11.4% (21.3% – 2009). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

The Institute participates in the cost-sharing plan of ADB for retirees' medical insurance premiums. Under the plan, the Institute is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement benefits at 31 December 2010 and 2009:

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$ 6,473,000	$ 4,844,000	$ 148,000	$ 96,000
Service cost	200,000	150,000	33,000	15,000
Interest cost	388,000	359,000	11,000	8,000
Plan participants' contributions	108,000	109,000	–	–
Actuarial (gain) loss	1,493,000	1,208,000	250,000	58,000
Benefits paid	(228,000)	(197,000)	(29,000)	(29,000)
Projected benefit obligation at end of year	$ 8,434,000	$ 6,473,000	$ 413,000	$ 148,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 2,949,000	$ 2,198,000	$ –	$ –
Actual return on plan assets	358,000	488,000	–	–
Employer's contribution	293,000	351,000	29,000	29,000
Plan participants' contributions	108,000	109,000	–	–
Benefits paid	(228,000)	(197,000)	(29,000)	(29,000)
Fair value of plan assets at end of year	$ 3,480,000	$ 2,949,000	$ –	$ –
Funded Status	$(4,954,000)	$(3,524,000)	$(413,000)	$(148,000)
Amounts recognized in the Balance sheet consist of:				
Noncurrent liability	$(4,954,000)	$(3,524,000)	$(413,000)	$(148,000)
Amounts recognized in the				
Unrestricted net assets consist of:				
Net actuarial loss (gain)	$ 3,072,000	$ 1,917,000	$ (23,000)	$(300,000)
Prior service cost (credit)		5,000		–
Net amount recognized	$ 3,072,000	$ 1,922,000	$ (23,000)	$(300,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.50%	6.00%	5.50%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.50%	4.50%	4.50%	4.50%

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2010. The rate was assumed to decrease gradually to 5.0% for 2016 and remain at that level thereafter.

CONTINUED

	Pension Benefits		Postretirement Medical Benefits	
	2010	2009	2010	2009
Components of net periodic benefit cost:				
Service cost	$ 200,000	$ 150,000	$ 33,000	$ 15,000
Interest cost	388,000	359,000	11,000	8,000
Expected return on plan assets	(212,000)	(213,000)	–	–
Amortization of prior service cost	5,000	5,000	–	(1,000)
Recognized actuarial loss	192,000	10,000	(27,000)	(37,000)
Net periodic benefit cost	$ 573,000	$ 311,000	$ 17,000	$(15,000)

The accumulated benefit obligation of the pension plan as of 31 December 2010 was $8,163,000 ($6,283,000 – 2009).

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$12,000	$ (9,000)
Effect on postretirement benefit obligation	95,000	(74,000)

Estimated Future Benefits Payments

The following table shows the benefits payments expected to be paid in each of the next five years and subsequent five years. The expected benefits payments are based on the same assumptions used to measure the benefit obligation at 31 December 2010:

	Pension Benefits	Postretirement Medical Benefits
2011	$414,000	$ –
2012	311,000	4,000
2013	321,000	6,000
2014	356,000	7,000
2015	356,000	11,000
2016–2020	2,632,000	108,000

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The fair values of the plan assets of the Institute's pension plan as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 2,375,000	$ 2,375,000	$ –	$ –
Government and government-guaranteed securities	366,000	313,000	53,000	–
Corporate debt securities	282,000	2,000	280,000	–
Mortgage/Asset-backed securities	488,000	–	488,000	–
Temporary investments and time deposits	107,000	–	107,000	–
Total assets at fair value	$3,618,000	$2,690,000	$ 928,000	$ –
Liabilities				
Foreign exchange contracts—net	$ 0	$ –	$ 0	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Corporate equity securities	$ 1,829,000	$ 1,829,000	$ –	$ –
Government and government-guaranteed securities	318,000	293,000	25,000	–
Corporate debt securities	289,000	–	289,000	–
Mortgage/Asset-backed securities	209,000	–	209,000	–
Temporary investments and time deposits	25,000	–	25,000	–
Foreign exchange contracts—net	1,000	–	1,000	–
Total assets at fair value	$2,671,000	$2,122,000	$ 549,000	$ –

0 = Less than $500.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's Financial Statements as of 31 December 2010.

ASIAN TSUNAMI FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



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Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Asian Tsunami Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Asian Tsunami Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Asian Tsunami Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ATF-1

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 295	$ 449
INVESTMENTS (Notes C and G)		
Time deposits	19,042	97,896
ACCRUED REVENUE	–	2
ADVANCES FOR GRANTS	5,546	23,565
TOTAL	$24,883	$121,912
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 232	$ 597
UNDISBURSED COMMITMENTS (Notes E and G)	22,021	116,784
TOTAL LIABILITIES	22,253	117,381
UNCOMMITTED BALANCES (ATF-2) (Note F), represented by:		
Unrestricted net assets	2,630	4,531
TOTAL	$24,883	$121,912

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 144	$ 879
From other sources	4	8
Total	148	887
EXPENSES		
Administrative expenses (Note D)	1,909	2,668
Financial expenses	1	2
Total	1,910	2,670
REVENUE LESS THAN EXPENSES	(1,762)	(1,783)
TRANSFER TO ASIA PACIFIC DISASTER RESPONSE FUND (Note F)	-	(40,000)
EXCHANGE LOSSES—net	(139)	(73)
DECREASE IN NET ASSETS	(1,901)	(41,856)
NET ASSETS AT BEGINNING OF YEAR	4,531	46,387
NET ASSETS AT END OF YEAR	$ 2,630	$ 4,531

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 146	$ 2,090
Grants/Technical assistance disbursed	(76,948)	(112,223)
Administrative and financial expenses paid	(2,211)	(2,719)
Cash received from other sources	4	(304)
Transfer to Asia Pacific Disaster Response Fund	–	(40,000)
Net Cash Used in Operating Activities	(79,009)	(153,156)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	9,635,673	10,708,785
Purchases of investments	(9,556,818)	(10,555,563)
Net Cash Provided by Investing Activities	78,855	153,222
Net (Decrease) Increase in Due from Banks	(154)	66
Due from Banks at Beginning of Year	449	383
Due from Banks at End of Year	$ 295	$ 449
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Decrease in net assets (ATF-2)	$ (1,901)	$ (41,856)
Adjustments to reconcile decrease in net assets to net cash used in operating activities:		
Amortization of discount/premiums on investments	–	(142)
Change in accrued revenue	2	729
Change in advances for grants	18,019	19,452
Change in accounts payable and other liabilities	(365)	(97)
Change in undisbursed commitments	(94,763)	(131,554)
Change in unrealized investment gains	–	312
Exchange gains—net	(1)	–
Net Cash Used in Operating Activities	$ (79,009)	$ (153,156)

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The ATF was established on 11 February 2005 in response to the special circumstances surrounding the DMCs that were stricken by the effects of the tsunami on 26 December 2004. The purpose of ATF is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance (TA) and investment projects to support reconstruction, rehabilitation, and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities, including nongovernment organizations.

ATF's resources may consist of allocations from the net income of OCR and contributions from bilateral, multilateral, and individual sources.

Unless otherwise agreed by the contributors and ADB, ATF will terminate on the earlier of (i) the date five years from the Board approval of the ATF, or (ii) such date as the ATF funds have been fully disbursed by ADB. The ATF was terminated on 31 December 2010. ATF will remain open to complete the administration matters and wind up activities.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the ATF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

ATF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to ATF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of ATF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by ATF are reported at estimated fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate

disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on ATF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ATF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 0.24% (0.68% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to ATF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the ATF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 December 2010, $225,000 ($590,000 – 2009) was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective technical assistance and grants not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

No undisbursed commitments on closed TA projects were written back as a reduction of technical assistance in 2010 and 2009.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In April and May 2005, ADB contributed $600,000,000 from OCR surplus to ATF. Contributions were also received from Australia and Luxembourg amounting to $3,796,000 and $1,000,000, respectively. In November 2005, following the establishment of Pakistan Earthquake Fund (PEF) in response to the special circumstances surrounding the 8 October 2005 earthquake in Pakistan, unutilized ATF fund of $40,000,000 was transferred back to OCR, which was subsequently transferred to PEF. Another $10,000,000 was returned to OCR in June 2006 and was committed as ADB's contribution to the Java Reconstruction Fund in November 2008, to support post-disaster management, rehabilitation, immediate construction, and urgent vital development activities in Yogyakarta and Central Java in Indonesia. In May 2009, $40,000,000 was transferred to Asia Pacific Disaster Response Fund (APDRF). APDRF was established to provide incremental grant resources to DMCs affected by natural disasters.

No contributions were received in 2010 and 2009.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of ATF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$19,042,000	$ –	$19,042,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$97,896,000	$ –	$97,896,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of the ATF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ATF's Financial Statements as of 31 December 2010.

PAKISTAN EARTHQUAKE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Pakistan Earthquake Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Pakistan Earthquake Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Pakistan Earthquake Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 470	$ 551
INVESTMENTS (Notes C and G)		
Time deposits	30,322	49,195
ACCRUED REVENUE	57	59
ADVANCES FOR GRANTS	7,130	3,007
TOTAL	$37,979	$52,812
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 61	$ 52
UNDISBURSED COMMITMENTS (Notes E and G)	33,980	49,446
TOTAL LIABILITIES	34,041	49,498
UNCOMMITTED BALANCES (PEF-2) (Note F), represented by:		
Unrestricted net assets	3,938	3,314
TOTAL	$37,979	$52,812

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$1,254	$2,212
From other sources	132	71
Total	1,386	2,283
EXPENSES		
Administrative expenses (Note D)	323	343
REVENUE IN EXCESS OF EXPENSES	1,063	1,940
EXCHANGE LOSSES—net	(439)	(829)
INCREASE IN NET ASSETS	624	1,111
NET ASSETS AT BEGINNING OF YEAR	3,314	2,203
NET ASSETS AT END OF YEAR	$3,938	$3,314

The accompanying notes are an integral part of these financial statements (PEF-4).

PEF-3

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 3,446
Interest on investments received	1,254	2,280
Net cash received from other sources	132	121
Grants and technical assistance disbursed	(19,589)	(16,535)
Administrative and financial expenses paid	(314)	(325)
Net Cash Used in Operating Activities	(18,517)	(11,013)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	981,089	1,707,205
Acquisition of investments	(962,608)	(1,696,340)
Net Cash Provided by Investing Activities	18,481	10,865
Effect of Exchange Rate Changes on Due from Banks	(45)	(124)
Net Decrease in Due from Banks	(81)	(272)
Due from Banks at Beginning of Year	551	823
Due from Banks at End of Year	$ 470	$ 551
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Increase in net assets (PEF-2)	$ 624	$ 1,111
Adjustments to reconcile increase in net assets to net cash used in operating activities:		
Amortization of discounts/premiums on investments	–	15
Change in accrued revenue	(0)	52
Change in due from contributors	–	3,233
Change in advances for grants	(4,123)	180
Change in miscellaneous liabilities	9	18
Change in undisbursed commitments	(15,466)	(16,714)
Change in unrealized investment holding gains	–	51
Exchange losses—net	439	1,041
Net Cash Used in Operating Activities	$ (18,517)	$ (11,013)

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The PEF was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan in the form of technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, nongovernment organizations.

PEF's resources may consist of allocations from the net income of OCR and contributions from bilateral, multilateral, and individual sources.

Unless otherwise agreed by the contributors and ADB, PEF will terminate on the earlier of (i) the date three to four years from the Board approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. On 29 June 2010, the Board approved the extension of PEF until 30 June 2011.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the PEF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

PEF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to PEF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of PEF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by PEF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements, from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on PEF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, PEF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The currency compositions of the investment portfolio as of 31 December 2010 and 2009 expressed in United States dollars is as follows:

Currency	2010	2009
Pakistan rupee	$14,573,000	$19,235,000
United States dollar	15,749,000	29,960,000
Total	$30,322,000	$49,195,000

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 4.03% (4.17% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to PEF are settled on a

regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 December 2010, $54,000 was payable to OCR ($45,000 – 2009), which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective grants not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In 2006, the Government of Australia committed A$20,000,000 ($15,036,000 equivalent). PEF received in full the remaining balance due from Australia amounting to A$4,300,000 ($3,184,000 equivalent) in 2009.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

The fair values of the following financial assets of PEF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$30,322,000	$ –	$30,322,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$49,195,000	$ –	$49,195,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of PEF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Financial Statements as of 31 December 2010.

REGIONAL COOPERATION AND INTEGRATION FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte & Touche LLP (Unique Entity No. T08LL0721A) is an accounting limited liability partnership registered in Singapore under the limited Liability Partnerships Act (Chapter 163A).

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Regional Cooperation and Integration Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 137		$ 270
INVESTMENTS (Notes C and G)				
Government and government-guaranteed obligations	$ –		$ 15,030	
Time deposits	37,421	37,421	19,826	34,856
ACCRUED REVENUE		3		11
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)		2,268		610
TOTAL		$39,829		$35,747
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$ 55		$ 62
UNDISBURSED COMMITMENTS (Notes E and G)		29,392		23,148
TOTAL LIABILITIES		29,447		23,210
UNCOMMITTED BALANCES (RCIF-2) (Note F), represented by:				
Unrestricted net assets		10,382		12,537
TOTAL		$39,829		$35,747

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 10,000	$ –
REVENUE		
From investments (Note C)	129	366
From other sources—net	1	1
Total	10,130	367
EXPENSES		
Technical assistance—net (Note E)	11,991	12,100
Administrative expenses (Note D)	301	327
Total	12,292	12,427
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(2,162)	(12,060)
EXCHANGE GAINS—net	7	9
DECREASE IN NET ASSETS	(2,155)	(12,051)
NET ASSETS AT BEGINNING OF YEAR	12,537	24,588
NET ASSETS AT END OF YEAR	**$10,382**	**$12,537**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	166	603
Technical assistance disbursed	(7,401)	(5,813)
Administrative and financial expenses paid	(305)	(293)
Net cash received from (paid for) other sources	1	(55)
Net Cash Provided by (Used in) Operating Activities	2,461	(5,558)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	527,595	471,626
Acquisition of investments	(530,189)	(467,244)
Net Cash (Used in) Provided by Investing Activities	(2,594)	4,382
Net Decrease in Due From Banks	(133)	(1,176)
Due from Banks at Beginning of Year	270	1,446
Due from Banks at End of Year	$ 137	$ 270
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Decrease in net assets (RCIF-2)	$ (2,155)	$ (12,051)
Adjustments to reconcile decrease in net assets to net cash provided by (used in) operating activities:		
Amortization of discounts/premiums on investments	–	10
Change in accrued revenue	8	143
Change in accrued expenses	–	(8)
Change in interfund receivables	(47)	(47)
Change in interfund payables	(4)	19
Change in advances for grants	(1,607)	(220)
Change in undisbursed commitments	6,244	6,578
Change in unrealized investment holding gains	29	27
Exchange gains—net	(7)	(9)
Net Cash Provided by (Used in) Operating Activities	$ 2,461	$ (5,558)

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The RCIF, together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the "umbrella" of Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

RCIF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of RCIF.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by RCIF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported net of amortizations of premiums and discounts.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund. These are included in "ADVANCES FOR GRANTS AND OTHER ASSETS."

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, "*Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.*" ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements,

which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on RCIF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 were in time deposits. As of 31 December 2009, the investment portfolio consisted of time deposits and investment securities.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.36% (1.15% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to RCIF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in "ADVANCES FOR GRANTS AND OTHER ASSETS" and "ACCOUNTS PAYABLE AND OTHER LIABILITIES" are as follows:

	2010	2009
Receivable from:		
Technical Assistance Special Fund	$ –	$47,000
Japan Special Fund	94,000	–
Total	$94,000	$47,000
Payable to:		
Ordinary capital resources	$44,000	$40,000
Technical Assistance Special Fund	5,000	–
Agency Trust Funds—net	–	16,000
Total	$49,000	$56,000

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective technical assistance and grants not yet disbursed. During 2010, $59,000 (nil – 2009) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the RCIF from the 2009 OCR allocable net income.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments which are fair valued with significant market observable inputs.

The fair values of the following financial assets of RCIF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$37,421,000	$ –	$37,421,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$ 15,030,000	$ –	$ 15,030,000	$ –
Time deposits	19,826,000	–	19,826,000	–
Total assets at fair value	$34,856,000	$ –	$34,856,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of RCIF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Financial Statements as of 31 December 2010.

CLIMATE CHANGE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework.*



Haruhiko Kuroda
President



Bindu N. Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Climate Change Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.



Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") — Climate Change Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows, for each of the years in the two-year period ended December 31, 2010. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB — Climate Change Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010		2009	
ASSETS				
DUE FROM BANKS		$ 175		$ 209
INVESTMENTS (Notes C and G)				
Government and government-guaranteed obligations	$ –		$18,035	
Time deposits	43,445	43,445	21,197	39,232
ACCRUED REVENUE		3		13
ADVANCES FOR GRANTS		1,150		339
TOTAL		$44,773		$39,793
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$ 59		$ 102
UNDISBURSED COMMITMENTS (Notes E and G)		25,578		12,989
TOTAL LIABILITIES		25,637		13,091
UNCOMMITTED BALANCES (CCF-2) (Note F), represented by:				
Unrestricted net assets		19,136		26,702
TOTAL		$44,773		$39,793

The accompanying notes are an integral part of these financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS

For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$10,000	$ –
REVENUE		
From investments (Note C)	149	355
From other sources	1	0
Total	10,150	355
EXPENSES		
Technical assistance (Note E)	17,200	10,745
Administrative expenses (Note D)	515	338
Total	17,715	11,083
CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(7,565)	(10,728)
EXCHANGE (LOSSES) GAINS—net	(1)	3
DECREASE IN NET ASSETS	(7,566)	(10,725)
NET ASSETS AT BEGINNING OF YEAR	26,702	37,427
NET ASSETS AT END OF YEAR	**$19,136**	**$26,702**

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2010 and 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 10,000	$ –
Interest on investments received	194	317
Technical assistance disbursed	(5,422)	(1,095)
Administrative and financial expenses paid	(558)	(312)
Cash received from other sources	0	0
Net Cash Provided by (Used in) Operating Activities	4,214	(1,090)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	745,204	458,784
Acquisition of investments	(749,452)	(459,049)
Net Cash Used in Investing Activities	(4,248)	(265)
Net Decrease in Due From Banks	(34)	(1,355)
Due from Banks at Beginning of Year	209	1,564
Due from Banks at End of Year	$ 175	$ 209
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Decrease in net assets (CCF-2)	$ (7,566)	$ (10,725)
Adjustments to reconcile decrease in net assets to net cash provided by (used in) operating activities:		
Amortization of discounts on investments	–	(39)
Change in accrued revenue	9	37
Change in miscellaneous assets	0	0
Change in miscellaneous liabilities	(43)	25
Change in advances for grants	(810)	(339)
Change in undisbursed commitments	12,589	9,989
Change in unrealized investment holding losses	35	(35)
Exchange gains—net	(0)	(3)
Net Cash Provided by (Used in) Operating Activities	$ 4,214	$ (1,090)

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

CCF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of CCF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes.This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by CCF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on CCF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 were in time deposits. As of 31 December 2009, the investment portfolio consisted of time deposits and investment securities.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.36% (0.92% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to CCF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. As of 31 December 2010, $53,000 ($95,000 – 2009) was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES."

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent TA not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2010, the Board of Governors approved the transfer of $10,000,000 to the CCF from the 2009 OCR allocable net income.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2010 and 2009

The fair values of the following financial assets of CCF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$43,445,000	$ –	$43,445,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Government and government-guaranteed obligations	$18,035,000	$ –	$18,035,000	$ –
Time deposits	21,197,000	–	21,197,000	–
Total assets at fair value	$39,232,000	$ –	$39,232,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of CCF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Financial Statements as of 31 December 2010.

ASIA PACIFIC DISASTER RESPONSE FUND

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2010. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*. Based on that assessment, management believes that as of 31 December 2010, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework*.



Haruhiko Kuroda
President



Bindu N Lohani
Vice President (Finance and Administration)



Hong-Sang Jung
Controller

11 March 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of ADB – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009 and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011



Deloitte & Touche LLP
Certified Public Accountants
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
DBS Building Tower Two
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

**To the Board of Directors and the Board of Governors of
Asian Development Bank**

We have audited the accompanying statement of financial position of Asian Development Bank ("ADB") – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009 and the related statements of activities and changes in net assets, and cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009. These financial statements are the responsibility of ADB's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADB – Asia Pacific Disaster Response Fund as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year ended December 31, 2010 and for the period from April 1 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Certified Public Accountants

Singapore
March 11, 2011

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2010 and 2009
Expressed in Thousands of United States Dollars

	2010	2009
ASSETS		
DUE FROM BANKS	$ 7,411	$ 3,501
INVESTMENTS (Notes C and G)		
Time deposits	20,128	29,563
ACCRUED REVENUE	2	1
ADVANCES FOR GRANTS	6,002	7,000
TOTAL	$33,543	$40,065
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 63	$ 13
UNDISBURSED COMMITMENTS (Notes E and G)	6,000	7,000
TOTAL LIABILITIES	6,063	7,013
UNCOMMITTED BALANCES (APDRF-2) (Note F), represented by:		
Unrestricted net assets	27,480	33,052
TOTAL	$33,543	$40,065

The accompanying notes are an integral part of these financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Year Ended 31 December 2010 and For the Period 1 April to 31 December 2009
Expressed in Thousands of United States Dollars

	2010	2009
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$40,000
REVENUE		
From investments (Note C)	66	64
From other sources	2	1
Total	68	40,065
EXPENSES		
Technical assistance (Note E)	5,499	7,000
Administrative expenses	143	13
Financial expenses	0	0
Total	5,642	7,013
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(5,574)	33,052
EXCHANGE GAINS—net	2	–
(DECREASE) INCREASE IN NET ASSETS	(5,572)	33,052
NET ASSETS AT BEGINNING OF YEAR/PERIOD	33,052	–
NET ASSETS AT END OF YEAR/PERIOD	$27,480	$33,052

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

STATEMENT OF CASH FLOWS

For the Year Ended 31 December 2010 and For the Period 1 April to 31 December 2009

Expressed in Thousands of United States Dollars

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 40,000
Interest on investments received	65	39
Cash received from other sources	2	1
Technical assistance disbursed	(5,499)	(7,000)
Administrative and financial expenses paid	(93)	(0)
Net Cash (Used in) Provided by Operating Activities	(5,525)	33,040
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,526,446	1,006,409
Purchases of investments	(1,517,011)	(1,035,948)
Net Cash Provided by (Used in) Investing Activities	9,435	(29,539)
Net Increase in Due From Banks	3,910	3,501
Due from Banks at Beginning of Year/Period	3,501	–
Due from Banks at End of Year/Period	$ 7,411	$ 3,501
RECONCILIATION OF (DECREASE) INCREASE IN NET ASSETS TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in net assets (APDRF-2)	$ (5,572)	$ 33,052
Adjustments to reconcile (decrease) increase in net assets to net cash (used in) provided by operating activities:		
Amortization of discounts/premiums on investments	–	(24)
Change in accrued revenue	(1)	(1)
Change in advances for grants	1,003	(7,000)
Change in miscellaneous liabilities	56	–
Change in accrued expenses	(6)	13
Change in undisbursed commitments	(1,000)	7,000
Exchange gains—net	(5)	–
Net Cash (Used in) Provided by Operating Activities	$ (5,525)	$ 33,040

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008–2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

APDRF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to APDRF without conditions other than for the purpose of pursuing its objectives.

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Functional and Reporting Currency

The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of APDRF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances, which are denominated in non-US dollar, are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by APDRF are reported at fair value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost, which is a reasonable estimate of fair value.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants, and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitment. Any unutilized portion is required to be returned to the fund.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO FINANCIAL STATEMENTS
31 December 2010 and 2009

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *"Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements."* ASU 2010-06 amends Accounting Standards Codification (ASC) 820 to add new disclosure requirements for transfers in and out of Levels 1 and 2 measurements and separate disclosures about gross purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for the first interim and annual reporting periods beginning after 15 December 2009 except for the requirement to provide the Level 3 activity of gross purchases, sales, issuances, and settlements, which will be effective for fiscal years beginning after 15 December 2010 and for interim periods within those fiscal years. The application of updates for Levels 1 and 2 did not have a material impact on APDRF's 31 December 2010 financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to "DUE FROM BANKS," which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach.

All investments held as of 31 December 2010 and 2009 were in time deposits.

The annualized rate of return on the average investments held during the period ended 31 December 2010, based on the portfolio held at the beginning and end of each month, was 0.26% (0.28% – 2009).

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to APDRF are settled on a regular basis with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for investment projects. As of 31 December 2010, $56,000 was payable to OCR, which is included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES" (nil – 2009).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent technical assistance not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2009, $40,000,000 was transferred from the Asian Tsunami Fund.

Uncommitted balances comprise amounts, which have not been committed by ADB as of 31 December 2010 and 2009.

NOTE G—FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date (exit price) in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, the most advantageous market for the asset or liability. The most advantageous market is where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

ASC 820 also establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). ASC 820 requires the fair value measurement to maximize the use of market observable inputs.

The following guidelines are applied in determining the fair values of financial instruments:

Investments

Readily marketable investments are fair valued using active market quotes in Level 1 category. Level 2 category includes investments, which are fair valued with significant market observable inputs.

The fair values of the following financial assets of APDRF as of 31 December 2010 and 2009 were reported based on the following:

		Fair Value Measurements		
	31 December 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$20,128,000	$ –	$20,128,000	$ –

		Fair Value Measurements		
	31 December 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Market Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Time deposits	$29,563,000	$ –	$29,563,000	$ –

See Notes C and E for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amount of APDRF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2010 through 11 March 2011, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Financial Statements as of 31 December 2010.

STATISTICAL ANNEXES



Statistical Annex 1
APPROVALS BY COUNTRY, 2010[a]
($ million)

Country	OCR			ADB Special Funds					Cofinancing		Total
				ADF			Other Special Funds				
	Loans	Guarantees	Equity Investments	Loans	Grants	TASF	Grants	TA Grants	Project	TA	
Central and West Asia	**1,949.80**	**482.32**	**8.00**	**708.20**	**553.60**	**9.15**	**3.00**	**–**	**906.67**	**3.90**	**4,624.64**
Afghanistan	–	–	8.00	–	352.00	0.93	–	–	–	1.50	362.43
Armenia	210.00	–	–	–	–	–	–	–	–	–	210.00
Azerbaijan	27.00	232.32	–	–	–	–	–	–	178.67	–	437.99
Georgia	338.00	–	–	85.00	–	1.71	–	–	170.00	1.65	596.36
Kazakhstan	606.00	–	–	–	–	0.65	–	–	68.00	–	674.65
Kyrgyz Republic	–	–	–	88.20	79.60	1.00	–	–	–	–	168.80
Pakistan	378.80	250.00	–	270.00	–	2.17	3.00	–	190.00	–	1,093.97
Tajikistan	–	–	–	–	122.00	–	–	–	–	0.75	122.75
Turkmenistan	–	–	–	–	–	0.35	–	–	–	–	0.35
Uzbekistan	390.00	–	–	265.00	–	2.35	–	–	300.00	–	957.35
South Asia	**3,269.58**	**250.00**	**–**	**711.07**	**129.19**	**24.91**	**–**	**2.40**	**1,795.49**	**19.37**	**6,202.02**
Bangladesh	800.00	–	–	449.00	–	5.35	–	–	1,710.90	2.23	2,967.48
Bhutan	–	–	–	–	21.59	2.50	–	–	6.27	–	30.36
India	2,119.58	250.00	–	–	–	10.55	–	–	6.00	9.09	2,395.22
Maldives	–	–	–	–	–	0.65	–	–	–	–	0.65
Nepal	–	–	–	154.90	107.60	4.46	–	0.40	28.32	5.56	301.24
Sri Lanka	350.00	–	–	107.17	–	1.40	–	2.00	44.00	2.50	507.07
East Asia	**1,577.50**	**–**	**10.00**	**48.00**	**50.00**	**22.66**	**8.50**	**1.50**	**334.70**	**5.39**	**2,058.25**
China, People's Republic of	1,577.50	–	10.00	–	–	19.28	6.00	–	332.20	2.89	1,947.87
Mongolia	–	–	–	48.00	50.00	3.38	2.50	1.50	2.50	2.50	110.38
Pacific	**53.50**	**–**	**–**	**70.30**	**17.00**	**3.17**	**–**	**–**	**89.01**	**2.92**	**235.89**
Cook Islands	–	–	–	–	–	–	–	–	–	0.30	0.30
Fiji	–	–	–	–	–	–	–	–	–	–	–
Kiribati	–	–	–	12.00	–	–	–	–	20.61	0.20	32.81
Marshall Islands	–	–	–	9.50	–	0.60	–	–	1.76	–	11.86
Micronesia, Federated States of	–	–	–	–	–	–	–	–	–	–	–
Nauru	–	–	–	–	–	–	–	–	–	–	–
Palau	12.60	–	–	3.40	–	–	–	–	–	–	16.00
Papua New Guinea	40.90	–	–	29.40	–	1.10	–	–	6.00	0.09	77.49
Samoa	–	–	–	16.00	–	–	–	–	–	–	16.00
Solomon Islands	–	–	–	–	17.00	–	–	–	60.64	1.00	78.64
Timor-Leste	–	–	–	–	–	0.95	–	–	–	0.83	1.78
Tonga	–	–	–	–	–	0.52	–	–	–	–	0.52
Tuvalu	–	–	–	–	–	–	–	–	–	–	–
Vanuatu	–	–	–	–	–	–	–	–	–	0.50	0.50
Southeast Asia	**2,399.31**	**–**	**–**	**675.00**	**217.40**	**22.97**	**3.00**	**3.25**	**388.78**	**71.39**	**3,781.10**
Brunei Darussalam	–	–	–	–	–	–	–	–	–	0.80	0.80
Cambodia	–	–	–	95.00	65.80	5.50	–	–	36.75	0.10	203.15
Indonesia	785.00	–	–	–	–	1.00	3.00	2.55	54.75	55.33	901.63
Lao People's Democratic Republic	–	–	–	–	151.60	4.72	–	–	49.88	5.73	211.93
Malaysia	–	–	–	–	–	–	–	–	–	–	–
Myanmar	–	–	–	–	–	–	–	–	–	–	–
Philippines	600.00	–	–	–	–	1.18	–	0.70	100.00	6.13	708.01
Thailand	504.31	–	–	–	–	2.30	–	–	2.00	0.50	509.11
Viet Nam	510.00	–	–	580.00	–	8.28	–	–	145.40	2.80	1,246.48
Regional	**–**	**250.00**	**225.00**	**–**	**–**	**64.29**	**–**	**21.20**	**3.00**	**48.08**	**611.57**
TOTAL	**9,249.70**	**982.32**	**243.00**	**2,212.57**	**967.19**	**147.14**	**14.50**	**28.35**	**3,517.65**	**151.05**	**17,513.46**

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources, TA = technical assistance, TASF = Technical Assistance Special Fund.
a Including cofinancing.

Statistical Annex 2

LOAN APPROVALS BY SECTOR: 3-YEAR MOVING AVERAGES, 1968-1971–2008-2010[a, b]

	Total Lending[b] ($ million)	Agriculture and Natural Resources	Education	Energy	Finance	Health and Social Protection	Industry and Trade	Public Sector Management	Transport and ICT	Water Supply and Other Municipal Infrastructure and Services	Multisector
Average during		(percent of total lending)									
1968–1970	128.44	18.08	0.78	11.98	21.38	–	18.43	–	24.03	5.32	–
1969–1971	199.25	19.00	0.50	25.38	18.87	–	10.87	–	21.68	3.70	–
1970–1972	271.92	13.75	0.82	33.06	14.69	–	6.27	–	21.48	9.93	–
1971–1973	330.53	12.72	1.02	32.18	15.83	–	3.14	–	23.88	11.23	–
1972–1974	428.42	16.43	0.79	26.71	15.30	–	6.12	–	21.32	13.33	–
1973–1975	543.15	18.52	1.28	23.03	17.49	–	12.65	–	17.68	9.16	0.18
1974–1976	661.29	22.81	0.73	20.74	18.07	–	11.75	–	16.61	9.12	0.16
1975–1977	774.22	24.62	1.49	21.50	16.12	–	9.80	–	16.97	9.36	0.14
1976–1978	940.36	25.64	2.95	21.11	14.59	1.36	6.79	–	15.98	10.30	1.27
1977–1979	1,098.92	27.24	5.13	22.84	12.33	1.17	6.37	–	12.10	11.71	1.12
1978–1980	1,282.01	28.44	5.56	23.74	11.97	1.41	4.39	–	12.39	11.12	0.98
1979–1981	1,454.96	29.61	5.35	26.21	11.62	1.72	3.72	–	9.41	12.29	0.09
1980–1982	1,598.97	31.77	4.41	27.61	11.62	2.01	2.21	–	11.53	8.78	0.06
1981–1983	1,751.46	31.23	5.19	26.60	13.27	2.91	2.86	–	7.52	9.46	0.96
1982–1984	1,937.03	33.13	5.34	28.98	9.42	1.88	1.12	–	12.12	6.57	1.43
1983–1985	1,978.52	32.10	5.27	24.63	8.36	2.42	1.09	–	12.75	11.85	1.53
1984–1986	2,013.77	33.76	4.95	25.26	6.72	2.02	0.72	–	14.40	9.75	2.40
1985–1987	2,081.84	28.61	3.97	17.47	11.82	2.19	5.23	–	20.54	8.36	1.81
1986–1988	2,512.17	22.93	5.20	18.76	12.69	1.60	9.72	–	23.12	4.53	1.45
1987–1989	3,053.72	20.16	4.97	16.07	15.25	1.91	9.73	–	23.47	7.62	0.82
1988–1990	3,564.93	21.66	6.33	20.48	14.22	1.35	6.19	–	20.68	7.38	1.71
1989–1991	4,115.49	22.82	5.25	25.79	12.03	1.43	6.09	–	17.93	7.19	1.45
1990–1992	4,610.39	19.46	5.00	28.91	10.93	1.14	5.13	–	20.60	6.61	2.22
1991–1993	5,022.89	13.65	5.18	31.01	8.72	1.26	6.72	0.09	23.34	8.55	1.48
1992–1994	4,665.65	10.53	4.90	29.63	7.75	2.27	3.57	0.09	29.17	9.64	2.44
1993–1995	4,791.51	10.81	5.74	31.66	7.49	1.83	2.53	0.09	26.66	12.00	1.18
1994–1996	4,806.49	13.63	5.64	27.54	7.61	3.74	1.10	1.77	25.64	10.26	3.07
1995–1997	6,718.17	10.61	6.71	18.66	31.12	2.69	0.99	1.63	16.33	8.56	2.69
1996–1998	6,883.72	8.36	5.46	11.67	35.13	6.47	1.19	1.82	19.92	6.80	3.18
1997–1999	6,776.72	6.91	4.64	9.76	34.25	6.81	1.97	4.17	18.29	9.64	3.55
1998–2000	5,499.56	8.79	4.01	13.94	12.66	8.15	4.64	5.30	25.28	12.82	4.41
1999–2001	5,284.95	11.72	4.96	15.92	3.60	3.64	5.02	10.96	23.99	11.01	9.18
2000–2002	5,526.40	11.96	5.35	17.02	8.60	1.58	3.83	9.51	27.04	7.32	7.79
2001–2003	5,678.81	10.06	4.11	14.31	7.46	1.35	2.35	10.43	33.32	7.68	8.94
2002–2004	5,578.92	7.32	4.31	14.83	7.68	2.66	2.77	8.67	37.53	7.41	6.82
2003–2005	5,613.15	5.77	2.94	15.07	3.87	2.75	2.04	11.06	37.60	9.76	9.15
2004–2006	6,021.31	7.64	3.25	17.03	11.85	1.83	1.12	9.76	28.71	8.14	10.67
2005–2007	7,513.50	6.14	2.01	16.73	13.25	0.48	0.47	10.46	29.75	9.36	11.34
2006–2008	8,892.94	6.33	1.97	18.89	11.03	0.83	0.93	12.09	28.76	8.63	10.54
2007–2009	10,876.80	4.09	1.10	17.98	5.26	0.97	0.98	25.53	26.29	7.46	10.36
2008–2010	11,525.69	4.81	0.82	20.01	5.76	1.28	0.78	23.27	25.62	6.62	11.03
Cumulative[c]		$ million									
(1968–2010)	167,116.20	19,624.24	6,178.83	32,957.40	20,337.73	3,832.92	4,588.00	13,980.29	41,141.22	14,060.77	10,414.80

– = nil, ICT = information and communication technology.

a Excludes cofinancing.

b Excludes a $45 million loan under Trade Finance Program approved in 2003.

c Totals may not add up due to rounding.

Statistical Annex 3
LOAN APPROVALS BY SECTOR, 2010[a]

		$ Million			Date Approved
		OCR	ADF	Total	
AGRICULTURE AND NATURAL RESOURCES					
BAN	Second Crop Diversification	–	40.0	40.0	30 Jun
BAN	Sustainable Rural Infrastructure Improvement	–	60.0	60.0	11 Nov
CAM	Water Resources Management Sector Development Program				23 Sep
	– Program	–	20.0	20.0	
	– Project	–	10.0	10.0	
IND	Agribusiness Infrastructure Development Investment Program – Tranche 1	67.6	–	67.6	24 Sep
IND	Sustainable Coastal Protection and Management Investment Program – Tranche 1	51.6	–	51.6	6 Oct
IND	Assam Integrated Flood and Riverbank Erosion Risk Management Investment Program – Tranche 1	56.9	–	56.9	25 Oct
PRC	Jiangxi Sustainable Forest Ecosystem Development	40.0	–	40.0	9 Nov
PRC	Risk Mitigation and Strengthening of Endangered Reservoirs in Shandong Province	29.8	–	29.8	19 Nov
VIE	Strengthening Water Management and Irrigation Systems Rehabilitation	–	100.0	100.0	20 Apr
VIE	Sustainable Rural Infrastructure Development Project in Northern Mountain Provinces[b]	–	108.0	108.0	22 Oct
VIE	Greater Mekong Subregion Biodiversity Conservation Corridor	–	30.0	30.0	10 Dec
	Subtotal	245.9	368.0	613.9	
EDUCATION					
VIE	Skills Enhancement[b]	–	70.0	70.0	15 Jul
	Subtotal	–	70.0	70.0	
ENERGY					
AZE	Garadagh Cement Expansion and Energy Efficiency[c]	27.0	–	27.0	1 Jun
BAN	Natural Gas Access Improvement	261.0	5.0	266.0	26 Mar
BAN	Bangladesh–India Electrical Grid Interconnection	–	100.0	100.0	31 Aug
IND	Assam Power Sector Enhancement Investment Program – Tranche 2	89.7	–	89.7	5 Oct
IND	Bihar Power System Improvement	132.2	–	132.2	19 Oct
IND	Himachal Pradesh Clean Energy Development Investment Program – Tranche 3	208.0	–	208.0	22 Oct
IND	Madhya Pradesh Power Sector Investment Program – Tranche 6	69.0	–	69.0	21 Dec
INO	Java–Bali Electricity Distribution Performance Improvement	50.0	–	50.0	22 Mar
KGZ	Power Sector Improvement	–	16.7	16.7	27 Sep
PAK	Zorlu Enerji Power[c]	36.8	–	36.8	24 Nov
PAK	Uch II Power[c]	100.0	–	100.0	13 Dec
PAK	Power Distribution Enhancement Investment Program – Tranche 2	242.0	–	242.0	14 Dec
PNG	Town Electrification Investment Program – Tranche 1	40.9	16.4	57.3	6 Dec
PRC	Tianjin Integrated Gasification Combined Cycle Power Plant	135.0	–	135.0	8 Feb
PRC	Inner Mongolia Autonomous Region Environment Improvement Project (Phase II)	150.0	–	150.0	6 Aug
PRC	Municipal Natural Gas Infrastructure Development (Phase 2)[c]	100.0	–	100.0	9 Nov
PRC	Jilin Wind Power[c]	120.0	–	120.0	9 Nov
THA	Solar Power[c]	70.0	–	70.0	16 Apr
THA	Bangchak Solar Power[c]	134.3	–	134.3	5 Oct
UZB	Talimarjan Power	340.0	10.0	350.0	20 Apr
	Subtotal	2,305.9	148.1	2,454.0	
FINANCE					
CAM	Financial Sector Development Program II (Subprogram 4)	–	10.0	10.0	2 Dec
GEO	Bank Republic, Joint-Stock Company[c]	20.0	–	20.0	29 Jan
GEO	Joint-Stock Company Bank of Georgia[c]	50.0	–	50.0	3 Nov
IND	Micro, Small, and Medium Enterprise Development	50.0	–	50.0	26 Feb

– = nil, ADF = Asian Development Fund, AZE = Azerbaijan, BAN = Bangladesh, CAM = Cambodia, GEO = Georgia, IND = India, INO = Indonesia, KGZ = Kyrgyz Republic, OCR = ordinary capital resources, PAK = Pakistan, PNG = Papua New Guinea, PRC = People's Republic of China, THA = Thailand, UZB = Uzbekistan, VIE = Viet Nam.
a Excludes cofinancing.
b Consists of two ADF loans.
c Nonsovereign loan.

CONTINUED

		$ Million			Date Approved
		OCR	ADF	Total	
INO	Housing Finance Program[b]	300.0	–	300.0	1 Dec
KAZ	Small and Medium Enterprise Investment Program – Tranche 1	150.0	–	150.0	4 Nov
NEP	Rural Finance Sector Development Cluster Program (Subprogram 2)	–	60.4	60.4	18 Jun
PHI	Financial Market Regulation and Intermediation Program (Subprogram 2)	200.0	–	200.0	7 Dec
PNG	Microfinance Expansion	–	13.0	13.0	28 Oct
THA	Capital Market Development Program	300.0	–	300.0	21 Sep
UZB	Second Small and Microfinance Development	50.0	–	50.0	21 Apr
VIE	Third Financial Sector Program (Subprogram 2)	–	60.0	60.0	29 Nov
	Subtotal	1,120.0	143.4	1,263.4	
HEALTH AND SOCIAL PROTECTION					
PAK	Punjab Millennium Development Goals Program (Subprogram 2)	–	150.0	150.0	24 Jun
VIE	Second Greater Mekong Subregion Regional Communicable Diseases Control	–	27.0	27.0	22 Nov
	Subtotal	–	177.0	177.0	
PUBLIC SECTOR MANAGEMENT					
BAN	Strengthening Governance Management	–	25.0	25.0	21 Sep
CAM	Public Financial Management for Rural Development Program (Subprogram 2)	–	10.0	10.0	30 Sep
CAM	Promoting Economic Diversification Program (Subprogram 2)	–	10.0	10.0	30 Sep
GEO	Social Services Delivery Program	100.0	–	100.0	21 Sep
INO	Infrastructure Reform Sector Development Program (Subprogram 3)	200.0	–	200.0	1 Dec
INO	Sixth Development Policy Support Program	200.0	–	200.0	14 Dec
PAK	Sindh Growth and Rural Revitalization Program (Subprogram 2)	–	120.0	120.0	24 Jun
RMI	Public Sector Program (Subprogram 1)	–	9.5	9.5	17 Aug
SRI	Fiscal Management Efficiency	50.0	–	50.0	15 Apr
VIE	SOE Reform and Corporate Governance Facilitation Program – Tranche 1	120.0	10.0	130.0	14 Jan
VIE	Second Small and Medium-Sized Enterprises Development Program (Subprogram 1)	–	40.0	40.0	18 Oct
	Subtotal	670.0	224.5	894.5	
TRANSPORT AND ICT					
ARM	Zvartnots Airport Expansion (Phase 2)[b]	40.0	–	40.0	26 Mar
ARM	North–South Road Corridor Investment Program – Tranche 2	170.0	–	170.0	21 Dec
BAN	Subregional Transport Project Preparatory Facility	–	23.0	23.0	3 Nov
BAN	Padma Multipurpose Bridge	539.0	76.0	615.0	25 Nov
CAM	Rural Roads Improvement	–	35.0	35.0	23 Sep
GEO	Sustainable Urban Transport Investment Program – Tranche 1	–	85.0	85.0	21 Jul
GEO	Road Corridor Investment Program – Tranche 2	150.0	–	150.0	8 Dec
GEO	Poti Sea Port Corporation[b]	18.0	–	18.0	9 Dec
IND	Rural Roads Sector II Investment Program – Tranche 5	222.2	–	222.2	6 Jul
IND	Bihar State Highways II	300.0	–	300.0	16 Sep
IND	Karnataka State Highways Improvement	315.0	–	315.0	29 Nov
KAZ	CAREC Transport Corridor I (Zhambyl Oblast Section) [Western Europe–Western People's Republic of China International Transit Corridor] Investment Program – Tranche 3	173.0	–	173.0	15 Nov
KAZ	Central Asia Regional Economic Cooperation Corridor 2 (Mangystau Oblast Sections) Investment Program – Tranche 1	283.0	–	283.0	20 Dec
KGZ	CAREC Regional Road Corridor Improvement (Supplementary)	–	23.0	23.0	21 Sep
KIR	Road Rehabilitation	–	12.0	12.0	10 Dec
MON	Regional Road Development (Supplementary)	–	8.0	8.0	30 Mar
MON	Regional Logistics	–	40.0	40.0	13 Dec
NEP	Kathmandu Sustainable Urban Transport	–	10.0	10.0	22 Jul

– = nil, ADF = Asian Development Fund, ARM = Armenia, BAN = Bangladesh, CAM = Cambodia, CAREC = Central Asia Regional Economic Cooperation, GEO = Georgia, ICT = information and communication technology, IND = India, INO = Indonesia, KAZ = Kazakhstan, KGZ = Kyrgyz Republic, KIR = Kiribati, MON = Mongolia, NEP = Nepal, OCR = ordinary capital resources, PAK = Pakistan, PHI = Philippines, PNG = Papua New Guinea, RMI = Marshall Islands, SOE = state-owned enterprise, SRI = Sri Lanka, THA = Thailand, UZB = Uzbekistan, VIE = Viet Nam.

a Excludes cofinancing.

b Nonsovereign loan.

CONTINUED

		$ Million			Date Approved
		OCR	ADF	Total	
NEP	Subregional Transport Enhancement	–	24.5	24.5	27 Oct
PRC	Second Heilongjiang Road Network Development	200.0	–	200.0	20 Apr
PRC	Yunnan Integrated Road Network Development	250.0	–	250.0	2 Dec
PRC	Railway Energy Efficiency and Safety Enhancement Investment Program – Tranche 2	100.0	–	100.0	14 Dec
SRI	Northern Road Connectivity	130.0	24.4	154.4	18 Jun
UZB	Central Asia Regional Economic Cooperation Corridor 2 Road Investment Program – Tranche 1	–	115.0	115.0	21 Apr
VIE	Second Northern Greater Mekong Subregion Transport Network Improvement	–	75.0	75.0	25 Nov
VIE	Greater Mekong Subregion Ben Luc–Long Thanh Expressway Project – Tranche 1	350.0	–	350.0	22 Dec
VIE	Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program – Tranche 1	40.0	–	40.0	22 Dec
	Subtotal	3,280.2	550.9	3,831.1	
WATER SUPPLY AND OTHER MUNICIPAL INFRASTRUCTURE AND SERVICES					
IND	North Karnataka Urban Sector Investment Program – Tranche 2	123.0	–	123.0	14 Jun
IND	Infrastructure Development Investment Program for Tourism – Tranche 1	43.4	–	43.4	4 Oct
IND	Rajasthan Urban Sector Development Investment Program – Tranche 3	63.0	–	63.0	13 Dec
INO	Metropolitan Sanitation Management and Health	35.0	–	35.0	19 Jul
NEP	Secondary Towns Integrated Urban Environmental Improvement	–	60.0	60.0	6 Jul
PAL	Water Sector Improvement Program	12.6	3.4	16.0	9 Nov
PRC	Songhua River Basin Water Pollution Control and Management Project Private Sector Facility[b]	36.6	–	36.6	16 Apr
SRI	Jaffna and Kilinochchi Water Supply and Sanitation	20.0	70.0	90.0	29 Nov
UZB	Water Supply and Sanitation Services Investment Program – Tranche 2	–	140.0	140.0	21 Apr
	Subtotal	333.6	273.4	607.0	
MULTISECTOR					
BAN	City Region Development	–	120.0	120.0	10 Nov
IND	National Capital Region Urban Infrastructure Financing Facility – Tranche 1	78.0	–	78.0	18 Aug
IND	Second India Infrastructure Tranche Financing Facility – Tranche 2	250.0	–	250.0	7 Dec
KGZ	Emergency Assistance for Recovery and Reconstruction	–	48.5	48.5	23 Sep
PHI	Social Protection Support	400.0	–	400.0	2 Sep
PRC	Integrated Renewable Biomass Energy Development Sector	66.1	–	66.1	16 Apr
PRC	Wuhan Urban Environmental Improvement	100.0	–	100.0	30 Jun
PRC	Chongqing Urban–Rural Infrastructure Development Demonstration	100.0	–	100.0	30 Jun
PRC	Guangxi Southwestern Cities Development	150.0	–	150.0	26 Jul
SAM	Economic Recovery Support Program (Subprogram 1)	–	16.0	16.0	14 Apr
SRI	North East Community Restoration and Development Project II (Supplementary)	–	12.8	12.8	9 Mar
SRI	Conflict-Affected Region Emergency	150.0	–	150.0	15 Apr
VIE	Health Human Resources Sector Development Program				22 Jun
	– Program	–	30.0	30.0	
	– Project	–	30.0	30.0	
	Subtotal	1,294.1	257.3	1,551.4	
TOTAL		9,249.7	2,212.6	11,462.3	

– = nil, ADF = Asian Development Fund, BAN = Bangladesh, IND = India, INO = Indonesia, KGZ = Kyrgyz Republic, NEP = Nepal, OCR = ordinary capital resources, PAL = Palau, PHI = Philippines, PRC = People's Republic of China, SAM = Samoa, SRI = Sri Lanka, UZB = Uzbekistan, VIE = Viet Nam.

a Excludes cofinancing.

b Nonsovereign loan.

Statistical Annex 4a

SECTORAL DISTRIBUTION OF LOANS,[a] 2010, 1967–2010

	2010 Loans						Cumulative as of 2010		
	OCR		ADF		Total				
Sector	No. of Loans	$ Million	No. of Loans	$ Million	No. of Projects[b]	$ Million	No. of Projects[b]	$ Million	%
Agriculture and Natural Resources	5	245.9	8	368.0	11	613.9	523	19,624.2	12
Education	–	–	2	70.0	1	70.0	146	6,178.8	4
Energy	18	2,305.9	5	148.1	20	2,454.0	356	32,957.4	20
Finance	8	1,120.0	4	143.4	12	1,263.4	268	20,337.7	12
Health and Social Protection	–	–	2	177.0	2	177.0	68	3,832.9	2
Industry and Trade	–	–	–	–	–	–	107	4,588.0	3
Public Sector Management	5	670.0	7	224.5	11	894.5	84	13,980.3	8
Transport and ICT	16	3,280.2	13	550.9	27	3,831.1	416	41,141.2	25
Water Supply and Other Municipal Infrastructure and Services	7	333.6	4	273.4	9	607.0	245	14,060.8	8
Multisector	8	1,294.1	6	257.3	13	1,551.4	115	10,414.8	6
Total[c]	**67**	**9,249.7**	**51**	**2,212.6**	**106**	**11,462.3**	**2,328**	**167,116.2**	**100**

– = nil, ADF = Asian Development Fund, ICT = information and communication technology, OCR = ordinary capital resources.
a Includes nonsovereign loans. Excludes cofinancing.
b A project with multiple loans is counted as one project.
c Totals may not add up due to rounding.

Statistical Annex 4b

SECTORAL DISTRIBUTION OF GRANTS,[a] 2010, 1967–2010

	2010 Grants								Cumulative as of 2010[c]		
	ADF IX		Other Special Funds		Other Sources		Total				
Sector	No. of Grants	$ Million	No. of Grants	$ Million	No. of Grants	$ Million	No. of Projects[b]	$ Million	No. of Projects[b]	$ Million	%
Agriculture and Natural Resources	6	111.3	2	3.5	3	9.8	10	124.6	88	926.1	15
Education	1	23.0	–	–	1	3.0	2	26.0	38	832.1	13
Energy	6	206.2	1	5.0	4	4.8	10	216.0	31	650.6	10
Finance	2	17.1			2	8.5	4	25.6	20	118.5	2
Health and Social Protection	3	36.0	1	3.0	1	3.0	4	42.0	51	344.5	6
Industry and Trade	–	–	–	–	1	3.0	1	3.0	8	33.1	1
Public Sector Management	4	29.0	–	–	1	8.8	3	37.8	16	319.1	5
Transport and ICT	9	466.5	–	–	2	3.2	10	469.7	44	1,546.1	25
Water Supply and Other Municipal Infrastructure and Services	2	21.6	–	–	–	–	2	21.6	29	289.2	5
Multisector	2	56.5	1	3.0	5	27.2	7	86.7	37	1,183.9	19
Total[c]	**35**	**967.2**	**5**	**14.5**	**20**	**71.2**	**53**	**1,052.9**	**362**	**6,243.0**	**100**

– = nil, ADF = Asian Development Fund, ICT = information and communication technology, OCR = ordinary capital resources.
a Refers to grant-financed projects/programs. Excludes cofinancing not administered by ADB.
b A project with multiple grants is counted as one project.
c Totals may not add up due to rounding.

Statistical Annex 5
PROJECTS INVOLVING COFINANCING,[a] 2010
($ million)

Project Name	ADB	Cofinancing: Official Grants	Cofinancing: Official Loans	Cofinancing: Commercial	Source of Cofinancing
CENTRAL AND WEST ASIA	**818.60**	**–**	**903.34**	**654.87**	
DVA cofinancing		–	716.67	190.00	
Non-DVA cofinancing		–	186.67	464.87	
Armenia					
Zvartnots Airport Expansion Project (Phase 2)[b]	40.00		20.00		DEG-Deutsche Investitions- und Entwicklungsgesellschaft, Germany
			40.00		European Bank for Reconstruction and Development
Azerbaijan					
Janub Gas-Fired Power Plant[c]			178.67[d]		Islamic Development Bank (IsDB)
			26.67		OPEC Fund for International Development (OFID)
				378.67	Commercial banks
Georgia					
Road Corridor Investment Program, Tranche 1[e]	118.80		170.00[d]		Japan International Cooperation Agency (JICA)
Kazakhstan					
CAREC Transport Corridor 1 (Zhambyl Oblast Section) [Western Europe – Western People's Republic of China International Transit Corridor] Tranche 3	173.00		68.00[d]		JICA
Pakistan					
Uch II Power[b]	100.00		100.00		International Finance Corporation (IFC)
				90.00[d]	IsDB
				100.00[d]	The Export–Import Bank of Korea (KEXIM), Republic of Korea
				20.00	Domestic banks
Zorlu Enerji Power[b]	36.80			36.80	IFC
				14.70	ECO Trade and Development Bank
				14.70	Habib Bank Limited, Pakistan
Uzbekistan					
Talimarjan Power	350.00		300.00[d]		JICA
EAST ASIA	**1,036.70**	**17.25**	**–**	**2,217.35**	
DVA cofinancing		12.20	–	320.00	
Non-DVA cofinancing		5.05	–	1,897.35	
China, People's Republic of					
Guangxi Southwestern Cities Development	150.00			75.55	Domestic banks
Integrated Renewable Biomass Energy Development Sector	66.08	3.00[d]			Multidonor Clean Energy Fund under the Clean Energy Financing Partnership Facility (CEF–CEFPF)
		9.20[d]			Global Environment Facility (GEF)
		4.60			Gesellschaft für Technische Zusammenarbeit, Germany
Second Heilongjiang Road Network Development	200.00			419.70	Agricultural Bank of China
Wuhan Urban Environmental Improvement	100.00			276.30	Agricultural Bank of China
Yunnan Integrated Road Network Development	250.00			500.00	Bank of China
				483.30	China Construction Bank
Jilin Wind Power[b]	120.00			120.00[d]	Commercial lenders under ADB B-loan

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.

CONTINUED

Project Name	ADB	Cofinancing: Official Grants	Cofinancing: Official Loans	Cofinancing: Commercial	Source of Cofinancing
Municipal Natural Gas Infrastructure Development Project (Phase 2)[b]	100.00			100.00[d]	Commercial lenders under ADB B-loan
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility[b]	36.62			100.00[d]	Commercial lenders under ADB B-loan
				142.50	Domestic banks
Mongolia					
Fourth Health Sector Development	14.00	0.45			World Health Organization
PACIFIC	**37.00**	**71.25**	**16.00**	–	
DVA cofinancing		71.25	16.00	–	
Non-DVA cofinancing		–	–	–	
Kiribati					
Road Rehabilitation	12.00	4.61[d]			Pacific Region Infrastructure Facility
			16.00[d]		World Bank
Papua New Guinea					
Microfinance Expansion	13.00	6.00[d]			Australia
Solomon Islands					
Second Road Improvement Sector Supplementary[e]	–	0.28[d]			Australia
		0.36[d]			New Zealand
Transport Sector Development	12.00	30.00[d]			Australia
		30.00[d]			New Zealand
SOUTH ASIA	**1,302.69**	**29.48**	**1,752.00**	–	
DVA cofinancing		28.99	1,752.00	–	
Non-DVA cofinancing		0.49	–	–	
Bangladesh					
Natural Gas Access Improvement	266.00		45.00[d,f]		KEXIM
Padma Multipurpose Bridge	615.00		140.00[d]		IsDB
			300.00[d]		JICA
			1,200.00[d]		World Bank (WB)
Participatory Small-Scale Water Resources Sector (Supplementary)[e]	–		10.00[d]		International Food and Agricultural Development
Sustainable Rural Infrastructure Improvement	60.00	15.90[d]			KfW Bankengruppe (KfW), Germany
Bhutan					
Rural Renewable Energy Development	21.59	0.27[d]			SNV Netherlands Development Organisation (SNV), The Netherlands
Nepal					
Governance Support Program (Subprogram 1) Supplementary[e]	–	8.80[d]			Canadian International Development Agency
Kathmandu Sustainable Urban Transport	20.00	2.52[d]			GEF
Raising Incomes of Small and Medium Farmers	20.10	0.49			SNV
Secondary Towns Integrated Urban Environmental Improvement	60.00		17.00[d]		OFID
Sri Lanka					
Conflict-Affected Region Emergency	150.00	1.50[d]			International Federation of Red Cross and Red Crescent Society
Jaffna and Kilinochchi Water Supply and Sanitation	90.00		40.00[d]		Agence Française de Développement (AFD), France

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.
f Cofinancing was subsequently cancelled.

CONTINUED

Project Name	ADB	Cofinancing Official Grants	Cofinancing Official Loans	Cofinancing Commercial	Source of Cofinancing
SOUTHEAST ASIA	1,327.80	23.15	1,065.63	112.00	
DVA cofinancing		23.15	365.63	–	
Non-DVA cofinancing		–	700.00	112.00	
Cambodia					
Rural Roads Improvement	35.00		19.35[d]		KEXIM
		5.40[d]			Nordic Development Fund
Water Resources Management Sector Development Program	12.80		12.00[d]		OFID
Indonesia					
Citarum Watershed Management and Biodiversity Conservation	500.00	3.75[d]			GEF
Java–Bali Electricity Distribution Performance Improvement	50.00		50.00[d]		AFD
		1.00[d]			CEF–CEFPF
Sixth Development Policy Support Program	200.00		100.00		JICA
			600.00		WB
Lao People's Democratic Republic					
Greater Mekong Subregion Northern Power Transmission	20.00		37.88[d]		KEXIM
Second Northern Greater Mekong Subregion Transport Network Improvement	20.00		12.00[d]		OFID
Philippines					
Development Policy Support Program, Subprogram 3	250.00		100.00[d]		JICA
Thailand					
Solar Power Project (Thailand)[b]	70.00	2.00[d]			CEF–CEFPF
				112.00	Commercial banks
Viet Nam					
Greater Mekong Subregion Southern Coastal Corridor[e]	–		70.00[d]		KEXIM
Health Human Resources Sector Development	30.00	11.00[d]			Australian Agency for International Development
Ho Chi Minh City Urban Mass Rapid Transit Line 2 Investment Program, Project 1	40.00		36.40[d]		KfW
Strengthening Water Management and Irrigation System Rehabilitation	100.00		28.00[d]		AFD
TOTAL	4,522.79	141.13	3,736.97	2,984.22	
DVA cofinancing		135.59	2,850.30	510.00	
Non-DVA cofinancing		5.54	886.67	2,474.22	

– = nil, DVA = direct value-added, CAREC = Central Asia Regional Economic Cooperation, OPEC = Organization of the Petroleum Exporting Countries.
a List excludes technical assistance projects. Grant projects funded by the Japan Fund for Poverty Reduction are in Statistical Annex 27.
b Nonsovereign private sector loan.
c ADB approved a partial credit guarantee, counter-guaranteed by the Republic of Azerbaijan, to support a loan of up to €220 million from a consortium of international commercial banks, but was subsequently cancelled.
d DVA cofinancing: cofinancing for projects with administrative or collaborative arrangements with ADB.
e Anchor project was approved in prior year(s) with cofinancing arranged this year.

Statistical Annex 6a
LOAN DISBURSEMENTS, 2009 and 2010
(amounts in $ thousand)

	2009					
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disbursements
Project[a]						
Nondevelopment Finance Institution	2,603,634	33	1,089,843	50	3,693,477	37
Development Finance Institution	213,943	3	23,774	1	237,717	2
Total Project Loans	2,817,577	36	1,113,617	51	3,931,194	39
Program[b]	3,863,510	49	897,481	41	4,760,991	47
Sector[c]	767,694	10	189,679	9	957,373	9
Private Sector[d]	448,947	6	–	–	448,947	4
TOTAL[e]	7,897,728	100	2,200,777	100	10,098,505	100

	2010						% Change (2010/2009)		
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disbursements	OCR	ADF	Total
Project[a]									
Nondevelopment Finance Institution	2,792,650	47	969,010	62	3,761,660	50	7	(11)	2
Development Finance Institution	245,652	4	10,715	1	256,367	3	15	(55)	8
Total Project Loans	3,038,302	51	979,725	62	4,018,027	53	8	(12)	2
Program[b]	1,410,000	24	455,488	29	1,865,488	25	(64)	(49)	(61)
Sector[c]	823,262	14	135,991	9	959,253	13	7	(28)	0
Private Sector[d]	672,820	11	–	–	672,820	9	50	NA	50
TOTAL[e]	5,944,384	100	1,571,204	100	7,515,588	100	(25)	(29)	(26)

– = nil, ( ) = negative, 0 = less than 0.5%, NA = not applicable, ADF = Asian Development Fund, OCR = ordinary capital resources.

a A project loan is a loan provided to finance specific projects. ADB uses development finance institutions in its developing member countries (DMCs) as vehicles to finance small to medium-sized projects in the private sector.

b A program loan is a loan provided to support DMCs' efforts to improve the policy, institutional, and investment environment of sector development. It helps meet short-term costs that policy adjustments entail. For year 2010, the figure includes a $500 million disbursement under one Countercyclical Support Facility (CSF).

c A sector loan is provided to develop a specific sector or subsector. It finances a large number of subprojects in a single sector or subsector.

d Includes nonsovereign public sector loans and excludes equity investments.

e Totals may not add up because of rounding.

Statistical Annex 6b
GRANT DISBURSEMENTS, 2009 and 2010
(amounts in $ million)

	2009					
	ADF	% of Total ADF	Other Special Funds[a]	% of Total Other Special Funds[a]	Total	% of Total Disbursements
Project	143.6	41.4	135.0	100.0	278.6	57.8
Program	203.2	58.6	–	–	203.2	42.2
TOTAL	346.8	100.0	135.0	100.0	481.8	100.0

	2010						% Change (2010/2009)		
	ADF	% of Total ADF	Other Special Funds[a]	% of Total Other Special Funds[a]	Total	% of Total Disbursements	ADF	Other Special Funds[a]	Total
Project	342.7	95.8	101.8	100.0	444.5	96.7	138.7	(24.6)	59.6
Program	15.0	4.2	–	–	15.0	3.3	(92.6)	–	(92.6)
TOTAL	357.7	100.0	101.8	100.0	459.5	100.0	3.1	(24.6)	(4.6)

– = nil, ( ) = negative, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Statistical Annex 7a
PROGRAM LOAN DISBURSEMENTS, 2010
($ million)

Country	OCR	ADF	Total
Afghanistan	–	2.70	2.70
Bangladesh	40.00	86.24	126.24
Bhutan	–	4.17	4.17
Cambodia	–	9.61	9.61
Cook Islands	10.00	–	10.00
Georgia	100.00	–	100.00
India	320.00	–	320.00
Indonesia	700.00	–	700.00
Lao People's Democratic Republic	–	5.67	5.67
Maldives	–	16.57	16.57
Marshall Islands	–	9.98	9.98
Nepal	–	29.87	29.87
Pakistan	200.00	270.63	470.63
Samoa	–	15.42	15.42
Sri Lanka	40.00	–	40.00
Viet Nam	–	4.63	4.63
TOTAL[a]	1,410.00	455.49	1,865.49

– = nil, ADF = Asian Development Fund, OCR = ordinary capital resources.
a Totals may not add up because of rounding. Includes a $500 million disbursement under one Countercyclical Support Facility (CSF).

Statistical Annex 7b
PROGRAM GRANT DISBURSEMENTS, 2010
($ million)

Country	ADF	Other Special Funds[a]	Total
Afghanistan	–	–	–
Bangladesh	–	–	–
Bhutan	–	–	–
Cambodia	–	–	–
China, People's Republic of	–	–	–
India	–	–	–
Indonesia	–	–	–
Kyrgyz Republic	–	–	–
Lao People's Democratic Republic	5.00	–	5.00
Maldives	–	–	–
Mongolia	–	–	–
Nepal	–	–	–
Pakistan	–	–	–
Papua New Guinea	–	–	–
Philippines	–	–	–
Samoa	–	–	–
Solomon Islands	5.00	–	5.00
Sri Lanka	–	–	–
Tajikistan	–	–	–
Timor-Leste	–	–	–
Tonga	5.00	–	5.00
Tuvalu	–	–	–
Viet Nam	–	–	–
TOTAL	15.00	–	15.00

– = nil, ADF = Asian Development Fund.
a Includes grants funded by Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

Statistical Annex 7c
TRENDS IN PROGRAM LENDING AND ADF GRANT, 1999–2010

Year	Program Loan and ADF Grant		Project Loan and ADF Grant		Total
	$ Million	%	$ Million	%	$ Million
1999	1,694.00	34	3,239.57	66	4,933.57
2000	1,102.00	20	4,480.59	80	5,582.59
2001	1,583.00	30	3,755.69	70	5,338.69
2002	1,702.18	30	3,955.75	70	5,657.93
2003	1,139.50	19	4,900.31	81	6,039.81
2004	1,121.40	22	3,917.64	78	5,039.04
2005	1,148.50	19	4,858.75	81	6,007.25
2006	3,204.58	43	4,331.62	57	7,536.20
2007	2,521.00	25	7,513.94	75	10,034.94
2008	2,631.05	25	7,975.23	75	10,606.28
2009	6,098.85	43	8,028.35	57	14,127.20
2010	1,580.90	13	10,848.56	87	12,429.46

ADF = Asian Development Fund.

Statistical Annex 8

NONSOVEREIGN APPROVALS AND TOTAL PROJECT COSTS BY COUNTRY, 2010[a]

($ million)

	Loan	Equity Investment	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	Grant	Total ADB Approvals	Project Cost/ Fund Size
Afghanistan									
Sungas LLC for the LPG Distribution Development Project	–	8.00	8.00	–	–	–	–	8.00	58.20
Armenia									
Zvartnots Airport Expansion Project (Phase 2)	40.00	–	40.00	–	–	–	–	40.00	173.00
Azerbaijan									
Garadagh Cement Expansion and Energy Efficiency Project	27.00	–	27.00	–	–	–	–	27.00	487.00
China, People's Republic of									
Songhua River Basin Water Pollution Control and Management Project Private Sector Facility	36.60	10.00	46.60	100.00	–	–	–	146.60	538.32
Municipal Natural Gas Infrastructure Development Project (Phase 2)	100.00	–	100.00	100.00	–	–	–	200.00	400.00
Jilin Wind Power Project	120.00	–	120.00	120.00	–	–	–	240.00	853.00
Georgia									
Bank Republic, Joint Stock Company	20.00	–	20.00	–	–	–	–	20.00	20.00
Joint Stock Company Bank of Georgia	50.00	–	50.00	–	–	–	–	50.00	50.00
Poti Sea Port Corporation	18.00	–	18.00	–	–	–	–	18.00	47.40
India									
Micro, Small, and Medium Enterprise Development Project	–	–	–	–	250.00	–	–	250.00	300.00
Indonesia									
Housing Finance Program	300.00	–	300.00	–	–	–	–	300.00	300.00
Pakistan									
Zorlu Enerji Power Project	36.80	–	36.80	–	–	–	–	36.80	147.00
Uch II Power Project	100.00	–	100.00	–	–	50.00	–	150.00	493.10
Thailand									
Solar Power Project	70.00	–	70.00	–	–	–	2.00	72.00	250.00
Bangchak Solar Power Project	134.30	–	134.30	–	–	–	–	134.30	148.13
Regional									
ASEAN China Investment Fund II	–	25.00	25.00	–	–	–	–	25.00	250.00
Credit Guarantee and Investment Facility: Establishment of Trust Fund and Capital Contribution	–	130.00	130.00	–	–	–	–	130.00	700.00
Asia Water Fund	–	20.00	20.00	–	–	–	–	20.00	100.00
Clean Resources Asia Growth Fund and Renewable Energy Asia Fund	–	40.00	40.00	–	–	–	–	40.00	407.87
Shorecap II Limited	–	10.00	10.00	–	–	–	–	10.00	75.00
Microfinance Risk Participation Program	–	–	–	–	250.00	–	–	250.00	250.00
TOTAL	1,052.70	243.00	1,295.70	320.00	500.00	50.00	2.00	2,167.70	6,048.02

– = nil, ASEAN = Association of Southeast Asian Nations, LPG = liquefied petroleum gas.

a Includes projects processed by the Private Sector Operations Department and various regional operations departments of ADB.

Statistical Annex 9

NONSOVEREIGN APPROVALS AND TOTAL PROJECT COSTS BY SECTOR, 2010[a]

($ million)

Sector	Loan	Equity Investment	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	Grant	Total ADB Approvals	Total Project Cost
Energy	588.10	48.00	636.10	220.00	–	50.00	2.00	908.10	3,244.33
Finance	370.00	165.00	535.00		500.00			1,035.00	1,944.97
Water Supply and Other Municipal Infrastructure and Services	36.60	30.00	66.60	100.00				166.60	638.32
Transport and ICT	58.00		58.00					58.00	220.40
TOTAL	1,052.70	243.00	1,295.70	320.00	500.00	50.00	2.00	2,167.70	6,048.02

ICT = information and communication technolgy.
a Includes projects processed by the Private Sector Operations Department and various regional operations departments of ADB.

Statistical Annex 10

NONSOVEREIGN APPROVALS BY YEAR, 1983–2010[a, b]

(amounts in $ million)

Year	No. of Projects	Loan	Equity Investment[c]	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	TFP	Grant	Total ADB Approvals	Total Project Cost
1983	2	–	2.96	2.96	–	–	–	–	–	2.96	36.00
1984	1	–	0.42	0.42	–	–	–	–	–	0.42	2.80
1985	3	–	3.40	3.40	–	–	–	–	–	3.40	26.50
1986	4	6.46	6.01	12.47	–	–	–	–	–	12.47	20.32
1987	7	20.50	27.61	48.11	5.00	–	–	–	–	53.11	519.24
1988	12	58.00	35.67	93.67	–	–	–	–	–	93.67	502.32
1989	16	95.70	67.59	163.29	51.10	–	–	–	–	214.39	1,038.66
1990	17	78.85	35.94	114.79	24.00	–	–	–	–	138.79	2,026.13
1991	10	156.80	20.52	177.32	–	–	–	–	–	177.32	1,325.18
1992	4	50.00	5.42	55.42	81.50	–	–	–	–	136.92	402.29
1993	8	182.10	20.70	202.80	19.30	–	–	–	–	222.10	1,505.70
1994	10	–	48.70	48.70	–	–	–	–	–	48.70	919.20
1995	7	68.00	99.41	167.41	5.83	–	–	–	–	173.24	1,050.32
1996	7	98.50	80.15	178.65	91.50	–	–	–	–	270.15	1,788.77
1997	6	45.00	49.50	94.50	–	–	–	–	–	94.50	1,239.69
1998	6	136.12	39.44	175.56	151.08	–	–	–	–	326.64	1,152.70
1999	3	101.50	7.40	108.90	61.50	–	–	–	–	170.40	847.70
2000	9	152.00	77.65	229.65	45.00	–	–	–	–	274.65	1,629.84
2001	6	37.50	30.36	67.86	–	–	–	–	–	67.86	648.00
2002	6	110.00	25.53	135.53	–	–	60.00	–	–	195.53	1,136.60
2003	7	122.00	35.65	157.65	170.00	65.00	–	150.00	–	542.65	2,300.00
2004	14	92.50	164.37	256.87	–	–	10.00	–	–	266.87	2,227.70
2005	13	513.02	176.50	689.52	–	18.40	–	–	–	707.92	8,676.42
2006	18	450.00	230.50	680.50	330.00	109.80	15.00	–	–	1,135.30	7,678.34
2007	21	650.27	79.75	730.02	200.00	251.00	–	–	–	1,181.02	3,494.54
2008	12	1,296.58	103.08	1,399.66	425.00	–	–	–	–	1,824.66	9,667.49
2009	11	437.87	220.00	657.87	276.20	–	–	850.00	–	1,784.07	4,333.52
2010	21	1,052.70	243.00	1,295.70	320.00	500.00	50.00	–	2.00	2,167.70	6,048.02
TOTAL	251	6,011.97	1,937.23	7,949.21	2,257.01	944.20	135.00	1,000.00	2.00	12,287.41	62,243.99

– = data not applicable, TFP = Trade Finance Program.
a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.
b Net of facilities cancelled in full before signing.
c Includes equity investments, lines of equity, and equity underwriting.

Statistical Annex 11

NONSOVEREIGN APPROVALS BY COUNTRY, 1983–2010[a, b]

(amounts in $ million)

Country	No. of Projects[c]	Loan	Equity Investment[d]	Total ADB Funds	Complementary Loan (B-Loan)	Partial Credit Guarantee	Political Risk Guarantee	TFP	Grant	Total ADB Approvals	Total Project Cost
Afghanistan	7	135.00	16.10	151.10	30.00	–	25.00	–	–	206.10	708.90
Armenia	1	40.00	–	40.00	–	–	–	–	–	40.00	173.00
Azerbaijan	5	93.00	–	93.00	–	–	–	–	–	93.00	553.00
Bangladesh	8	137.20	14.98	152.18	20.00	–	–	–	–	172.18	890.36
Bhutan	1	–	0.53	0.53	–	–	–	–	–	0.53	0.79
Cambodia	1	8.00	–	8.00	–	–	–	–	–	8.00	32.00
China, People's Republic of	27	1,020.77	404.30	1,425.07	1,242.70	107.00	–	–	–	2,774.77	9,683.42
Georgia	4	113.00	–	113.00	–	–	–	–	–	113.00	242.40
India	35	1,396.97	277.30	1,674.27	230.00	250.00	–	–	–	2,154.27	15,283.70
Indonesia	16	857.00	63.85	920.85	288.50	9.80	–	–	–	1,219.15	7,972.02
Kazakhstan	4	175.00	–	175.00	–	200.00	–	–	–	375.00	925.00
Korea, Republic of	3	–	8.96	8.96	–	–	–	–	–	8.96	288.00
Lao People's Democratic Republic	1	50.00	–	50.00	–	–	–	–	–	50.00	1,450.00
Malaysia	2	10.00	2.00	12.00	–	–	–	–	–	12.00	29.24
Maldives	2	12.00	4.50	16.50	–	–	–	–	–	16.50	37.50
Mongolia	2	14.50	1.60	16.10	–	–	–	–	–	16.10	50.00
Nepal	4	49.55	3.26	52.81	5.83	–	–	–	–	58.64	218.03
Pakistan	26	565.90	53.38	619.28	129.90	109.00	50.00	–	–	908.18	3,637.11
Papua New Guinea	1	25.00	–	25.00	–	–	–	–	–	25.00	85.30
Philippines	26	595.32	40.85	636.17	113.58	18.40	–	–	–	768.15	4,284.72
Samoa	1	–	0.40	0.40	–	–	–	–	–	0.40	1.60
Sri Lanka	12	99.50	13.58	113.08	–	–	–	–	–	113.08	543.48
Thailand	11	275.76	77.07	352.83	170.00	–	–	–	2.00	524.83	3,465.68
Viet Nam	7	193.50	–	193.50	26.50	–	60.00	–	–	280.00	1,495.00
Regional	44	145.00	954.57	1,099.57	–	250.00	–	1,000.00	–	2,349.57	10,193.74
TOTAL	251	6,011.97	1,937.23	7,949.19	2,257.01	944.20	135.00	1,000.00	2.00	12,287.40	62,243.99

– = data not applicable, TFP = Trade Finance Program.

a Includes nonsovereign projects processed by the Private Sector Operations Department and various regional operations departments of ADB. Regional operations departments started nonsovereign operations in 2007.

b Net of facilities cancelled in full before signing.

c Adjustments were made to the project count, i.e., supplementary projects were excluded.

d Includes equity investments, lines of equity, and equity underwriting.

Statistical Annex 12

NUMBER OF LOANS AND LOAN PROJECTS APPROVED AND UNDER ADMINISTRATION, PROJECT COMPLETION REPORTS (PCRs) CIRCULATED, PROJECTS COMPLETED, LOANS CLOSED, AND PROJECT/PROGRAM PERFORMANCE EVALUATION REPORTS (PPERs) CIRCULATED

(as of 31 December 2010)

Country	Cumulative No. of Loans Approved[a]	Cumulative No. of Effective Loans	Cumulative No. of Loan Projects Approved[b]	Cumulative No. of Blended Loan Projects[c]	Cumulative No. of Supplementary Loans	No. of Loans Under Administration[a, e]
Afghanistan	23	22	21	1	1	13
Armenia	8	7	6	1	1	6
Azerbaijan	15	14	12	3	–	12
Bangladesh	212	198	180	18	5	58
Bhutan	25	25	22	2	–	6
Cambodia	56	50	47	2	2	22
China, People's Republic of	183	170	178	–	–	78
Cook Islands	16	16	15	1	–	2
Fiji	19	19	17	–	2	4
Georgia	13	10	12	1	–	6
Hong Kong, China	5	5	5	–	–	–
India	159	140	139	4	3	77
Indonesia	308	304	273	25	2	33
Kazakhstan	21	18	16	2	–	6
Kiribati	7	6	7	–	–	1
Korea, Republic of	81	81	80	–	–	–
Kyrgyz Republic	31	28	24	–	1	6
Lao People's Democratic Republic	68	68	59	1	3	9
Malaysia	77	77	73	1	1	–
Maldives	21	20	20	–	–	7
Marshall Islands	13	13	11	1	–	1
Micronesia, Federated States of	8	8	6	1	–	2
Mongolia	44	43	36	–	2	9
Myanmar	32	32	28	2	2	–
Nauru	1	1	1	–	–	–
Nepal	124	120	108	3	9	19
Pakistan	293	286	222	48	5	33
Palau	2	–	1	1	–	2
Papua New Guinea	71	68	53	14	2	15
Philippines	211	209	180	18	4	13
Samoa	34	33	29	–	4	4
Singapore	14	14	14	–	–	–
Solomon Islands	16	16	15	–	–	–
Sri Lanka	155	152	128	15	8	41
Taipei,China	12	12	12	–	–	–
Tajikistan	23	22	17	3	–	7
Thailand	88	87	83	2	2	5
Timor-Leste	–	–	–	–	–	–
Tonga	15	14	15	–	–	–
Turkmenistan	–	–	–	–	–	–
Tuvalu	3	3	2	–	1	2
Uzbekistan	35	34	29	5	–	20
Vanuatu	9	9	8	–	1	–
Viet Nam	122	103	101	6	1	58
Regional[d]	6	7	23	1	–	1
TOTAL	2,679	2,564	2,328	182	62	578

– = nil.

a Includes nonsovereign loans but excludes terminated loans.

b A project with multiple loans is counted as one project. Supplementary loans, special implementation assistance loans, and subprogram loans of program loan clusters are not counted as separate projects.

c Regional projects with loans to multiple countries are reported separately.

d Excludes $45 million loan under Trade Finance Program approved in 2003.

No. of Loan Projects Under Administration[a, c, e]	Cumulative No. of PCRs Circulated[g]	No. of Projects Completed in 2010[c, f]	No. of Loans Closed in 2010[h]	No. of PCRs Circulated in 2010[g]	No. of PPERs Circulated in 2010[c]	Country
13	2	2	1	2	–	Afghanistan
4	1	–	–	1	–	Armenia
9	2	1	2	2	–	Azerbaijan
45	128	6	12	3		Bangladesh
4	17	–	–	1	1	Bhutan
20	19	5	1	2	–	Cambodia
74	91	2	7	7	2	China, People's Republic of
1	13	–	2	1	–	Cook Islands
3	11	–	–	–	–	Fiji
5	2	–	1	2	–	Georgia
–	5	–	–	–	–	Hong Kong, China
53	55	1	2	3	–	India
27	207	5	3	4	–	Indonesia
4	10	–	1	2	–	Kazakhstan
1	5	–	–	–	–	Kiribati
–	61	–	–	–	–	Korea, Republic of
6	19	–	3	3	1	Kyrgyz Republic
9	47	1	6	5	2	Lao People's Democratic Republic
–	56	–	–	–	–	Malaysia
6	8	2	3	–	–	Maldives
1	10	–	–	–	–	Marshall Islands
1	5	–	–	2	–	Micronesia, Federated States of
7	23	–	3	4	–	Mongolia
–	26	–	–	–	–	Myanmar
–	1	–	–	–	–	Nauru
19	84	1	4	2	–	Nepal
22	151	6	10	10	–	Pakistan
1	–	–	–	–	–	Palau
9	38	–	2	2	–	Papua New Guinea
13	140	1	3	6	–	Philippines
3	22	1	1	–	–	Samoa
–	7	–	–	–	–	Singapore
–	14	–	–	–	–	Solomon Islands
31	86	6	9	6	–	Sri Lanka
–	1	–	–	–	–	Taipei,China
7	12	1	3	5	–	Tajikistan
5	59	–	–	–	–	Thailand
–	6	–	–	1	1	Timor-Leste
–	16	–	–	–	–	Tonga
–	–	–	–	–	–	Turkmenistan
1	1	1	–	–	–	Tuvalu
16	12	1	5	5	1	Uzbekistan
–	8	–	–	–	–	Vanuatu
48	40	3	3	3	1	Viet Nam
1	5	–	1	–	–	Regional
469	**1,526**	**46**	**88**	**84**	**9**	**TOTAL**

e Includes projects/loans that have been approved but still awaiting effectivity; inactive loans; fully disbursed nonsovereign loans, but still under administration; excludes projects/loans exclusively financed from other sources.
f Projects that were physically completed in 2010.
g Regional projects with loans to multiple countries are reported separately. Includes Extended Annual Review Report.
h Covers sovereign lending.

Statistical Annex 13
NUMBER OF GRANTS[a] APPROVED AND UNDER ADMINISTRATION, PROJECT COMPLETION REPORTS (PCRs) CIRCULATED, AND GRANTS CLOSED
(as of 31 December 2010)

Country	Cumulative No. of Grants Approved	Cumulative No. of Effective Grants	No. of Grants Under Administration
Afghanistan	29	27	22
Armenia	–	–	–
Azerbaijan	1	1	–
Bangladesh	22	14	11
Bhutan	12	11	11
Cambodia	42	29	29
China, People's Republic of	20	14	14
Cook Islands	–	–	–
Fiji	–	–	–
Georgia	–	–	–
Hong Kong, China	–	–	–
India	9	6	4
Indonesia	23	18	13
Kazakhstan	–	–	–
Kiribati	–	–	–
Korea, Republic of	–	–	–
Kyrgyz Republic	18	16	12
Lao People's Democratic Republic	33	29	27
Malaysia	–	–	–
Maldives	2	2	2
Marshall Islands	1	1	1
Micronesia, Federated States of	1	1	1
Mongolia	33	29	27
Myanmar	–	–	–
Nauru	–	–	–
Nepal	36	26	31
Pakistan	12	9	3
Papua New Guinea	8	5	5
Philippines	17	15	7
Samoa	7	7	6
Singapore	–	–	–
Solomon Islands	14	12	12
Sri Lanka	24	19	15
Taipei,China	–	–	–
Tajikistan	17	17	10
Thailand	1	1	1
Timor-Leste	4	4	3
Tonga	2	2	2
Turkmenistan	–	–	–
Tuvalu	1	1	1
Uzbekistan	5	5	3
Vanuatu	–	–	–
Viet Nam	26	21	18
Regional	12	11	6
TOTAL	**432**	**353**	**297**

– = nil.
a Includes all grants administered by ADB.

Cumulative No. of PCRs Circulated	No. of Grants Closed in 2010	No. of of PCRs Circulated in 2010	Country
–	4	–	Afghanistan
–	–	–	Armenia
–	–	–	Azerbaijan
1	–	–	Bangladesh
–	1	–	Bhutan
–	2	–	Cambodia
1	–	1	China, People's Republic of
–	–	–	Cook Islands
–	–	–	Fiji
–	–	–	Georgia
–	–	–	Hong Kong, China
–	1	–	India
–	3	–	Indonesia
–	–	–	Kazakhstan
–	–	–	Kiribati
–	–	–	Korea, Republic of
–	2	–	Kyrgyz Republic
–	1	–	Lao People's Democratic Republic
–	–	–	Malaysia
1	–	–	Maldives
–	–	–	Marshall Islands
–	–	–	Micronesia, Federated States of
–	1	–	Mongolia
–	–	–	Myanmar
–	–	–	Nauru
–	–	–	Nepal
–	1	–	Pakistan
–	–	–	Papua New Guinea
–	1	–	Philippines
–	1	–	Samoa
–	–	–	Singapore
1	–	–	Solomon Islands
1	1	–	Sri Lanka
–	–	–	Taipei,China
1	4	1	Tajikistan
–	–	–	Thailand
1	1	1	Timor-Leste
–	–	–	Tonga
–	–	–	Turkmenistan
–	–	–	Tuvalu
–	1	–	Uzbekistan
–	–	–	Vanuatu
–	1	–	Viet Nam
–	2	–	Regional
7	28	3	**TOTAL**

Statistical Annex 14
AMOUNT OF LOANS APPROVED, CONTRACTS AWARDED, AND DISBURSEMENTS
($ million; as of 31 December 2010)

Country	Cumulative Loans Approved[a]	Cumulative Net Effective Loans[b, c]	Contracts Awarded in 2010[c, d, e]	Cumulative Contracts Awarded[c, d, e]
Afghanistan	952.28	908.26	15.63	666.79
Armenia	433.92	265.36	22.71	163.19
Azerbaijan	687.40	633.42	171.19	414.73
Bangladesh	12,134.34	9,952.95	446.40	8,399.33
Bhutan	256.06	253.44	8.90	222.46
Cambodia	1,167.80	1,053.14	44.27	948.54
China, People's Republic of	24,536.61	21,253.90	1,378.38	16,537.41
Cook Islands	55.01	53.19	23.88	55.75
Fiji	317.26	284.45	22.97	233.30
Georgia	786.80	599.00	185.62	366.35
Hong Kong, China	101.50	94.50	–	94.50
India	24,122.74	19,200.77	1,817.68	16,984.12
Indonesia	26,492.54	20,882.15	890.78	18,700.22
Kazakhstan	2,309.60	1,550.44	122.54	1,273.59
Kiribati	27.14	13.70	–	14.49
Korea, Republic of	6,338.33	5,560.32	–	5,572.55
Kyrgyz Republic	736.20	630.31	25.02	584.45
Lao People's Democratic Republic	1,211.46	1,210.09	14.51	1,142.87
Malaysia	1,997.54	1,413.98	–	1,422.40
Maldives	152.81	143.09	20.98	108.10
Marshall Islands	87.63	74.13	9.98	75.10
Micronesia, Federated States of	75.14	65.89	2.31	51.24
Mongolia	774.67	714.89	21.67	652.63
Myanmar	530.86	411.83	–	418.77
Nauru	5.00	2.30	–	2.30
Nepal	2,628.63	2,230.46	97.97	1,913.52
Pakistan	20,894.64	18,249.55	833.34	16,267.12
Palau	16.00	–	–	–
Papua New Guinea	1,342.29	1,124.63	30.17	783.74
Philippines	12,428.93	10,048.37	14.68	8,974.19
Samoa	175.37	166.94	29.40	155.00
Singapore	181.08	144.44	–	130.22
Solomon Islands	79.31	65.82	–	65.39
Sri Lanka	5,142.70	4,871.75	229.05	3,948.88
Taipei,China	100.39	91.14	–	90.28
Tajikistan	372.54	366.92	2.81	345.49
Thailand	5,969.48	4,478.49	–	4,158.08
Tonga	57.79	52.26	–	58.18
Tuvalu	7.82	8.15	0.02	7.86
Uzbekistan	1,945.90	1,748.80	148.25	824.67
Vanuatu	51.25	48.99	–	47.91
Viet Nam	9,284.97	7,027.42	598.33	5,055.22
Regional[f]	146.50	200.51	0.002	1.57
TOTAL[g]	**167,116.20**	**138,150.16**	**7,229.43**	**117,932.48**

– = nil or data not applicable.
a Data include nonsovereign loans but exclude terminated loans. The US dollar equivalent is in accordance with the exchange rate prevailing within ADB at the time of loan approval.
b Net refers to effective loan amounts less cancellations.
c The US dollar equivalent is in accordance with the exchange rate prevailing in ADB on 31 December 2010.
d Data exclude nonsovereign loans.
e Contracts awarded for financial intermediation loans are based on the amount of subloan disbursements.
f Excludes a $45 million loan under Trade Finance Program approved in 2003.

% of Cumulative Contracts Awarded to Cumulative Net Effective Loans	Disbursements in 2010[h]	Cumulative Disbursements[i]	% of Cumulative Disbursements to Cumulative Net Effective Loans	Country
73.41	75.90	736.31	81.07	Afghanistan
61.50	47.06	174.23	65.66	Armenia
65.47	46.96	193.39	30.53	Azerbaijan
84.39	469.07	8,393.16	84.33	Bangladesh
87.78	41.54	189.14	74.63	Bhutan
90.07	53.53	903.99	85.84	Cambodia
77.81	1,460.29	16,366.06	77.00	China, People's Republic of
104.80	10.61	38.22	71.85	Cook Islands
82.02	16.69	214.49	75.40	Fiji
61.16	163.28	369.53	61.69	Georgia
100.00	–	94.50	100.00	Hong Kong, China
88.46	1,858.15	15,415.31	80.28	India
89.55	1,079.80	20,220.72	96.83	Indonesia
82.14	90.25	1,251.81	80.74	Kazakhstan
105.74	–	13.70	100.00	Kiribati
100.22	–	5,560.32	100.00	Korea, Republic of
92.72	7.83	583.99	92.65	Kyrgyz Republic
94.45	23.38	1,194.69	98.73	Lao People's Democratic Republic
100.60	–	1,413.98	100.00	Malaysia
75.54	29.42	110.25	77.05	Maldives
101.31	9.98	74.13	100.00	Marshall Islands
77.76	1.07	48.22	73.17	Micronesia, Federated States of
91.29	15.08	653.22	91.37	Mongolia
101.68	–	411.83	100.00	Myanmar
100.00	–	2.30	100.00	Nauru
85.79	80.14	1,857.33	83.27	Nepal
89.14	883.72	16,217.89	88.87	Pakistan
–	–	–	–	Palau
69.69	27.90	773.91	68.81	Papua New Guinea
89.31	114.06	9,821.01	97.74	Philippines
92.85	25.58	140.20	83.98	Samoa
90.15	–	144.44	100.00	Singapore
99.35	–	65.82	100.00	Solomon Islands
81.06	308.37	3,723.14	76.42	Sri Lanka
99.06	–	91.14	100.00	Taipei,China
94.16	37.80	328.01	89.39	Tajikistan
92.85	32.10	4,239.75	94.67	Thailand
111.32	–	52.26	100.00	Tonga
96.54	0.33	7.92	97.18	Tuvalu
47.16	81.83	741.72	42.41	Uzbekistan
97.80	–	48.99	100.00	Vanuatu
71.94	406.69	4,158.72	59.18	Viet Nam
0.78	17.15	194.01	96.76	Regional
85.37	**7,515.59**	**117,233.73**	**84.86**	**TOTAL**

g Totals may not add up because of rounding.
h Data include sovereign and nonsovereign loans.
i The cumulative disbursements may exceed the cumulative contracts awarded due to capitalization of financial charges, e.g., interest, commitment charges, and nonsovereign loans which do not require procurement.

Statistical Annex 15

AMOUNT OF GRANTS APPROVED, CONTRACTS AWARDED, AND DISBURSEMENTS[a]

($ million; as of 31 December 2010)

Country	Cumulative Grants Approved	Cumulative Net Effective Grants	Contracts Awarded in 2010[b]	Cumulative Contracts Awarded[b]
Afghanistan	1,315.10	959.77	29.07	356.90
Armenia	–	–	–	–
Azerbaijan	–	–	–	–
Bangladesh	10.00	10.00	0.68	9.82
Bhutan	105.33	83.74	4.55	30.25
Cambodia	255.71	189.90	20.05	92.09
China, People's Republic of	7.20	6.20	0.61	0.61
Cook Islands	–	–	–	–
Fiji	–	–	–	–
Georgia	–	–	–	–
India	100.00	100.00	0.15	100.00
Indonesia	307.00	304.00	35.74	304.01
Kazakhstan	–	–	–	–
Kiribati	–	–	–	–
Kyrgyz Republic	246.60	162.05	27.73	102.45
Lao People's Democratic Republic	338.76	263.76	40.60	111.41
Malaysia	–	–	–	–
Maldives	20.00	20.00	–	18.24
Marshall Islands	–	–	–	–
Micronesia, Federated States of	–	–	–	–
Mongolia	174.72	155.72	24.52	41.67
Nepal	603.55	508.05	36.30	267.66
Pakistan	145.50	143.00	0.56	129.52
Papua New Guinea	15.00	15.00	1.39	14.31
Philippines	3.00	3.00	–	–
Samoa	24.51	24.51	4.23	12.07
Solomon Islands	51.30	39.30	21.17	26.36
Sri Lanka	206.42	206.42	9.76	167.45
Tajikistan	264.57	264.56	17.17	76.13
Thailand	–	–	–	–
Timor-Leste	62.00	61.89	6.61	17.45
Tonga	21.30	21.30	13.95	17.05
Tuvalu	3.24	3.24	–	3.24
Uzbekistan	–	–	–	–
Vanuatu	–	–	–	–
Viet Nam	45.64	45.64	6.71	36.33
Regional	33.00	33.00	0.90	32.13
TOTAL	**4,359.45**	**3,624.05**	**302.44**	**1,967.13**

– = nil or data not applicable, ( ) = negative.

Note: Totals may not add up because of rounding.

a Includes grants funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

b Includes contracts for training, equipment, and administration fees.

% of Cumulative Contracts Awarded to Cumulative Net Effective Grants	Disbursements in 2010	Cumulative Disbursements	% of Cumulative Disbursements to Cumulative Net Effective Grants	Country
37.06	170.07	264.15	27.52	Afghanistan
–	–	–	–	Armenia
–	–	–	–	Azerbaijan
98.22	2.31	5.92	59.22	Bangladesh
36.12	17.59	25.03	29.89	Bhutan
48.49	17.87	81.67	43.00	Cambodia
9.82	0.20	0.20	3.23	China, People's Republic of
–	–	–	–	Cook Islands
–	–	–	–	Fiji
–	–	–	–	Georgia
100.00	2.73	100.00	100.00	India
100.00	51.50	298.53	98.20	Indonesia
–	–	–	–	Kazakhstan
–	–	–	–	Kiribati
61.35	20.36	67.95	41.93	Kyrgyz Republic
42.24	35.28	85.62	32.46	Lao People's Democratic Republic
–	–	–	–	Malaysia
91.19	(0.77)	17.11	85.53	Maldives
–	–	–	–	Marshall Islands
–	–	–	–	Micronesia, Federated States of
26.76	18.31	37.78	24.26	Mongolia
52.68	31.26	228.99	45.07	Nepal
89.02	22.34	116.50	81.47	Pakistan
95.40	3.61	10.34	68.95	Papua New Guinea
–	–	3.00	100.00	Philippines
49.23	2.47	6.95	28.35	Samoa
67.08	10.38	11.72	29.83	Solomon Islands
81.12	26.26	158.36	76.72	Sri Lanka
28.77	12.22	58.96	22.29	Tajikistan
–	–	–	–	Thailand
28.15	1.51	11.51	18.59	Timor-Leste
80.06	5.65	7.19	33.77	Tonga
100.00	–	1.24	38.27	Tuvalu
–	–	–	–	Uzbekistan
–	–	–	–	Vanuatu
79.60	6.81	34.21	74.95	Viet Nam
97.35	1.59	25.98	78.72	Regional
54.12	**459.53**	**1,658.90**	**45.77**	**TOTAL**

Statistical Annex 16

TECHNICAL ASSISTANCE GRANT APPROVALS BY COUNTRY AND REGIONAL ACTIVITIES,[a, b] 1967–2010, 2009, 2010
(amounts in $ thousand)

	1967–2010			2009							
Country	No.	Amount	%	No.	TASF Financing	JSF Financing	RCIF Financing	CCF Financing	Other Sources	Total	%
Afghanistan	63	69,497.70	1.68	2	1,425.00	–	–	–	–	1,425.00	0.53
Armenia	7	3,875.00	0.09	2	1,175.00	–	–	–	500.00	1,675.00	0.63
Azerbaijan	23	13,122.00	0.32	1	1,000.00	–	–	–	–	1,000.00	0.37
Bangladesh	363	202,726.17	4.90	17	6,050.00	5,680.00	–	–	265.00	11,995.00	4.49
Bhutan	112	46,943.15	1.14	3	400.00	1,600.00	–	–	–	2,000.00	0.75
Brunei Darussalam	2	1,400.00[c]	0.03	–	–	–	–	–	–	–	–
Cambodia	164	112,859.60	2.73	8	1,925.00	750.00	600.00	–	4,600.00	7,875.00	2.95
China, People's Republic of	632	357,119.11	8.64	38	17,010.00	–	–	2,400.00	5,215.46	24,625.46	9.22
Cook Islands	31	10,895.00	0.26	1	–	600.00	–	–	–	600.00	0.22
Fiji	80	27,349.80	0.66	–	–	–	–	–	–	–	–
Georgia	7	5,456.00	0.13	2	1,380.00	–	–	–	–	1,380.00	0.52
India	297	218,304.86	5.28	22	6,855.00	5,900.00	–	750.00	5,875.00	19,380.00	7.26
Indonesia	512	341,784.17	8.27	7	1,600.00	4,200.00	–	–	500.00	6,300.00	2.36
Kazakhstan	61	27,652.00	0.67	2	825.00	–	–	–	–	825.00	0.31
Kiribati	37	13,890.70	0.34	1	350.00	–	–	–	500.00	850.00	0.32
Korea, Republic of	33	5,010.15	0.12	–	–	–	–	–	–	–	–
Kyrgyz Republic	75	43,201.40	1.04	3	550.00	–	–	–	700.00	1,250.00	0.47
Lao People's Democratic Republic	249	133,077.08	3.22	7	225.00	3,000.00	–	–	1,300.00	4,525.00	1.69
Malaysia	93	25,352.30	0.61	–	–	–	–	–	–	–	–
Maldives	58	23,175.00	0.56	1	3,000.00	–	–	–	–	3,000.00	1.12
Marshall Islands	48	19,582.00	0.47	1	225.00	–	–	–	–	225.00	0.08
Micronesia, Federated States of	42	24,428.00	0.59	–	–	–	–	–	–	–	–
Mongolia	153	83,945.65	2.03	10	3,700.00	2,000.00	–	–	1,500.00	7,200.00	2.70
Myanmar	38	10,716.00	0.26	–	–	–	–	–	–	–	–
Nauru	7	1,946.81	0.05	–	–	–	–	–	–	–	–
Nepal	302	148,305.70	3.59	9	2,475.00	1,970.00	–	1,030.00	273.00	5,748.00	2.15
Pakistan	332	191,951.13	4.64	4	2,250.00	–	–	–	400.00	2,650.00	0.99
Palau	5	3,300.00	0.08	2	500.00	700.00	–	–	–	1,200.00	0.45
Papua New Guinea	144	59,366.12	1.44	5	1,125.00	2,400.00	–	–	–	3,525.00	1.32
Philippines	353	172,790.25	4.18	11	3,750.00	1,930.00	–	–	841.00	6,521.00	2.44
Samoa	87	28,681.50	0.69	2	1,100.00	–	–	–	500.00	1,600.00	0.60
Singapore	2	577.42	0.01	–	–	–	–	–	–	–	–
Solomon Islands	62	19,895.24	0.48	1	400.00	–	–	–	250.00	650.00	0.24
Sri Lanka	245	110,698.10	2.68	9	3,950.00	2,800.00	–	700.00	950.00	8,400.00	3.15
Taipei,China	1	100.00	0.002	–	–	–	–	–	–	–	–
Tajikistan	61	35,361.06	0.86	2	725.00	–	–	–	–	725.00	0.27
Thailand	165	64,419.60	1.56	3	–	1,000.00	–	–	320.00	1,320.00	0.49
Timor-Leste	35	30,885.90	0.75	1	560.00	–	–	–	–	560.00	0.21
Tonga	59	17,566.50	0.42	2	500.00	500.00	–	–	–	1,000.00	0.37
Turkmenistan	5	1,065.00	0.03	–	–	–	–	–	–	–	–
Tuvalu	20	5,914.75	0.14	–	–	–	–	–	–	–	–
Uzbekistan	77	43,180.00	1.04	3	2,900.00	–	–	–	850.00	3,750.00	1.40
Vanuatu	58	18,714.76	0.45	2	1,100.00	–	–	–	750.00	1,850.00	0.69
Viet Nam	255	199,527.16	4.83	14	7,440.00	–	–	2,100.00	1,099.70	10,639.70	3.98
All DMCs	5,455	2,975,609.84	71.96	198	76,470.00	35,030.00	600.00	6,980.00	27,189.16	146,269.16	54.78
Regional	1,693	1,159,493.97	28.04	115	60,509.00	6,600.00	11,500.00	5,315.00	36,806.96	120,730.96	45.22
TOTAL	7,148	4,135,103.81	100.00	313	136,979.00	41,630.00	12,100.00	12,295.00	63,996.11	267,000.11	100.00

– = nil or data not applicable, CCF = Climate Change Fund, DMC = developing member country, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

a Excludes technical assistance financed under loans that are included in ADB's loan data.

b Data are adjusted to exclude technical assistance projects withdrawn by governments.

c Reimbursable technical assistance.

No.	TASF Financing	JSF Financing	RCIF Financing	CCF Financing	JFPR Financing	Other Sources	Total	%	Country
	2010								
3	925.00	–	–	–	1,500.00	–	2,425.00	0.74	Afghanistan
–	–	–	–	–	–	–	–	–	Armenia
–	–	–	–	–	–	–	–	–	Azerbaijan
15	5,350.00	–	–	–	500.00	1,725.00	7,575.00	2.32	Bangladesh
4	2,500.00	–	–	–	–	–	2,500.00	0.77	Bhutan
1	–	–	–	–	–	800.00	800.00	0.24	Brunei Darussalam
8	5,500.00	–	–	–	–	100.00	5,600.00	1.71	Cambodia
40	19,280.00	–	–	–	–	2,892.00	22,172.00	6.79	China, People's Republic of
1	–	–	–	–	300.00	–	300.00	0.09	Cook Islands
–	–	–	–	–	–	–	–	–	Fiji
4	1,706.00	–	–	–	–	1,650.00	3,356.00	1.03	Georgia
29	10,550.00	–	–	–	3,000.00	6,090.00	19,640.00	6.01	India
9	1,000.00	–	–	2,550.00	2,000.00	53,325.00	58,875.00	18.03	Indonesia
1	650.00	–	–	–	–	–	650.00	0.20	Kazakhstan
1	–	–	–	–	–	200.00	200.00	0.06	Kiribati
–	–	–	–	–	–	–	–	–	Korea, Republic of
1	1,000.00	–	–	–	–	–	1,000.00	0.31	Kyrgyz Republic
11	4,715.00	–	–	–	2,680.00	3,050.00	10,445.00	3.20	Lao People's Democratic Republic
–	–	–	–	–	–	–	–	–	Malaysia
1	650.00	–	–	–	–	–	650.00	0.20	Maldives
1	600.00	–	–	–	–	–	600.00	0.18	Marshall Islands
–	–	–	–	–	–	–	–	–	Micronesia, Federated States of
10	3,375.00	1,500.00	–	–	2,000.00	500.00	7,375.00	2.26	Mongolia
–	–	–	–	–	–	–	–	–	Myanmar
–	–	–	–	–	–	–	–	–	Nauru
18	4,460.00	–	–	400.00	3,900.00	1,658.00	10,418.00	3.19	Nepal
4	2,170.00	–	–	–	–	–	2,170.00	0.66	Pakistan
–	–	–	–	–	–	–	–	–	Palau
3	1,100.00	–	–	–	–	90.00	1,190.00	0.36	Papua New Guinea
9	1,175.00	700.00	–	–	2,700.00	3,430.00	8,005.00	2.45	Philippines
–	–	–	–	–	–	–	–	–	Samoa
–	–	–	–	–	–	–	–	–	Singapore
2	–	–	–	–	800.00	200.00	1,000.00	0.31	Solomon Islands
7	1,400.00	2,000.00	–	–	2,500.00	–	5,900.00	1.81	Sri Lanka
–	–	–	–	–	–	–	–	–	Taipei,China
1	–	–	–	–	–	750.00	750.00	0.23	Tajikistan
3	2,300.00	–	–	–	–	500.00	2,800.00	0.86	Thailand
4	950.00	–	–	–	825.00	–	1,775.00	0.54	Timor-Leste
2	515.00	–	–	–	–	–	515.00	0.16	Tonga
1	350.00	–	–	–	–	–	350.00	0.11	Turkmenistan
–	–	–	–	–	–	–	–	–	Tuvalu
3	2,350.00	–	–	–	–	–	2,350.00	0.72	Uzbekistan
1	–	–	–	–	500.00	–	500.00	0.15	Vanuatu
18	8,283.00	–	–	–	1,000.00	1,800.00	11,083.00	3.39	Viet Nam
216	82,854.00	4,200.00	–	2,950.00	24,205.00	78,760.00	192,969.00	59.10	All DMCs
117	64,288.15	7,500.00	13,700.00	–	1,181.00	46,899.25	133,568.40	40.90	Regional
333	147,142.15	11,700.00	13,700.00	2,950.00	25,386.00	125,659.25	326,537.40	100.00	TOTAL

Statistical Annex 17
TECHNICAL ASSISTANCE GRANT APPROVALS, 2010
(amounts in $ thousand)

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Afghanistan										
Security Plan for Project Implementation (Supplementary)	PA	PSM	225.00	–	–	–	–	–		225.00
Railway Development Study (Supplementary)	PA	TAI	700.00	–	–	–	–	–		700.00
Power Sector Master Plan	PA	ENE	–	–	–	–	1,500.00	–		1,500.00
Subtotal			925.00	–	–	–	1,500.00	–		2,425.00
Bangladesh										
Second Urban Primary Health Care	CD	HSP	–	–	–	–	–	225.00	United Kingdom	225.00
Bangladesh–India Electrical Grid Interconnection	CD	ENE	225.00	–	–	–	–	–		225.00
Rural ICT Connectivity	PP	TAI	225.00	–	–	–	–	–		225.00
Supporting Governance Management	CD	PSM	800.00	–	–	–	–	–		800.00
Knowledge Management for Enhanced Operational Effectiveness	CD	PSM	225.00	–	–	–	–	–		225.00
Strengthening Regional Planning and Governance	CD	MUL	675.00	–	–	–	–	–		675.00
Energy Efficiency Improvement	CD	MUL	–	–	–	–	–	1,500.00	ACEF	1,500.00
Urban Primary Health Care Sector Development	PP	HSP	700.00	–	–	–	–	–		700.00
Support to Local Government Engineering Department in Institutionalizing Women's Benefits from Rural Infrastructure Initiatives	CD	ANR	–	–	–	–	500.00	–		500.00
Public–Private Partnership Program Operationalization	CD	MUL	1,000.00	–	–	–	–	–		1,000.00
Tariff Reform and Inter-Sectoral Allocation of Natural Gas	PA	ENE	225.00	–	–	–	–	–		225.00
Secondary Education Sector Development	PA	EDU	600.00	–	–	–	–	–		600.00
Support for the Proposed Primary Education Sector Development Program	CD	EDU	225.00	–	–	–	–	–		225.00
Communications Strategy for Public–Private Partnership	CD	PSM	225.00	–	–	–	–	–		225.00
Country Water Resources Assessment	PA	ANR	225.00	–	–	–	–	–		225.00
Subtotal			5,350.00	–	–	–	500.00	1,725.00		7,575.00
Bhutan										
Urban Infrastructure	PP	WMS	600.00	–	–	–	–	–		600.00
Air Transport Connectivity Enhancement	PP	TAI	600.00	–	–	–	–	–		600.00
Strengthening Audit Resource Management	CD	PSM	450.00	–	–	–	–	–		450.00
Strengthening Public Management	CD	PSM	850.00	–	–	–	–	–		850.00
Subtotal			2,500.00	–	–	–	–	–		2,500.00
Brunei Darussalam										
Strengthening the Public Financial Management[a]	CD	PSM	–	–	–	–	–	800.00	Brunei Darussalam	800.00
Subtotal			–	–	–	–	–	800.00		800.00
Cambodia										
Developing an Institutional Framework for Decentralization Reforms (Supplementary)	PA	PSM	400.00	–	–	–	–	–		400.00
Outcome Monitoring and Procurement Review (Supplementary)	CD	TAI	–	–	–	–	–	100.00	Australia	100.00
Support for Financial Sector Program Cluster 3	PP	FIN	700.00	–	–	–	–	–		700.00
Supporting Policy and Institutional Reforms and Capacity Development in the Water Sector	CD	ANR	1,000.00	–	–	–	–	–		1,000.00
Third Education Sector Development Program (ESDP III)	PP	EDU	700.00	–	–	–	–	–		700.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity and development, EDU = education, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

a Approved by the President on a reimbursable basis by the Government of Brunei Darussalam.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Provincial Roads Improvement	PP	TAI	1,000.00	–	–	–	–	–		1,000.00
Rural Electrification	PP	ENE	1,300.00	–	–	–	–	–		1,300.00
Capacity Building for the Cambodian National Petroleum Authority	CD	ENE	400.00	–	–	–	–	–		400.00
Subtotal			5,500.00	–	–	–	–	100.00		5,600.00
People's Republic of China										
Strengthening Water Resources Management in Guiyang (Supplementary)	PA	ANR	200.00	–	–	–	–	–		200.00
Operational Capacity Building and Value Addition (Supplementary)	CD	PSM	200.00	–	–	–	–	–		200.00
Jiangsu Yancheng Wetlands Protection (Supplementary)	PP	ANR	80.00	–	–	–	–	–		80.00
Chongqing–Guiyang Railway Development (Supplementary)	PP	TAI	400.00	–	–	–	–	–		400.00
Facility for Policy Reform and Capacity Building III (Supplementary)	PA	PSM	300.00	–	–	–	–	–		300.00
Establishing a Regional Knowledge Hub for Sustainable Urban Development	PA	MUL	225.00	–	–	–	–	–		225.00
Policy Study on Strategic Options for Urbanization	PA	MUL	600.00	–	–	–	–	–		600.00
Innovative Financing Mechanisms for Energy Efficiency and Emission Reduction in Small and Medium-Sized Enterprises	PA	FIN	600.00	–	–	–	–	300.00	CEF	900.00
Supporting Reforms in Taxation and Budget Management	PA	PSM	1,200.00	–	–	–	–	–		1,200.00
Gansu Urban Infrastructure Development and Wetland Protection	PP	MUL	600.00	–	–	–	–	–		600.00
Study on Beijing Green Finance Development Strategy	PA	FIN	500.00	–	–	–	–	–		500.00
Rural Health Insurance: Improving Provider Payment Methods	PA	HSP	300.00	–	–	–	–	–		300.00
Jiangxi Fuzhou Urban Integrated Infrastructure Improvement	PP	TAI	600.00	–	–	–	–	–		600.00
Capacity Development for Rural Pension Administration and Services	CD	FIN	500.00	–	–	–	–	–		500.00
Hubei Huangshi Urban Pollution Control and Environmental Management	PP	MUL	600.00	–	–	–	–	–		600.00
Capacity Building for ICT-Based Industrial Waste Management	CD	WMS	450.00	–	–	–	–	–		450.00
Guangxi Baise Integrated Urban Environment Rehabilitation	PP	MUL	700.00	–	–	–	–	–		700.00
Integrated Development of Key Townships in Central Liaoning	PP	MUL	700.00	–	–	–	–	–		700.00
Ningxia Dryland Farming and Water Conservation Demonstration	PP	ANR	600.00	–	–	–	–	–		600.00
Municipal Natural Gas Infrastructure Development (Phase 2)	CD	ENE	–	–	–	–	–	592.00	CEF	592.00
Promoting Energy Conservation in Tianjin	CD	ENE	400.00	–	–	–	–	–		400.00
Renewable Energy Development in Qinghai	CD	ENE	500.00	–	–	–	–	200.00	CEF	700.00
Effective Reservoir Utilization for Integrated Water Resources Management	PA	ANR	300.00	–	–	–	–	200.00	MDTF–WFPF	500.00
East–West Partnerships for Poverty Reduction	PA	MUL	300.00	–	–	–	–	–		300.00
Community-Based Rural Road Maintenance by Women Ethnic Minority Groups in Western Yunnan	CD	TAI	200.00	–	–	–	–	–		200.00
Strengthening Capacity to Address Climate Change for Small and Medium-Sized City Development	PA	MUL	–	–	–	–	–	500.00	EAKPF	500.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity and development, CEF = Clean Energy Fund, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Developing Smart Grid Technology for Efficient Utilization of Renewable Energy	CD	ENE	–	–	–	–	–	900.00	CEF	900.00
Provincial Development Strategies for Provinces in Central People's Republic of China Focused on Rural Development	PA	ANR	800.00	–	–	–	–	–		800.00
Capacity Development for Railway Track Maintenance	CD	TAI	400.00	–	–	–	–	–		400.00
Financing Road Construction and Maintenance after Fuel Tax Reform (Phase 2)	PA	TAI	450.00	–	–	–	–	–		450.00
Study on Eco-Compensation Regulations	PA	ANR	500.00	–	–	–	–	–		500.00
Anhui Chao Lake Environmental Rehabilitation	PP	ANR	900.00	–	–	–	–	–		900.00
Building Equitable Opportunities into Social Assistance	PA	HSP	400.00	–	–	–	–	–		400.00
Shaanxi Weinan Luyang Integrated Saline and Alkaline Land Management	PP	ANR	750.00	–	–	–	–	–		750.00
Shanxi Energy Efficiency and Environment Improvement	PP	ENE	550.00	–	–	–	–	–		550.00
Capacity Building for Enhanced Partnership and Development Impact	CD	MUL	1,500.00	–	–	–	–	–		1,500.00
Heilongjiang Energy Efficient District Heating	PP	ENE	550.00	–	–	–	–	–		550.00
Strengthening Participatory Irrigation Management and Project Management Capacity in Qinghai Province	CD	ANR	500.00	–	–	–	–	200.00	MDTF–WFPF	700.00
Strengthening Fiscal Policy and Public Finance Reform Over the Medium-Term	PA	PSM	700.00	–	–	–	–	–		700.00
Capacity Development of Partner Banks in Microfinance Wholesale Lending	CD	FIN	225.00	–	–	–	–	–		225.00
Subtotal			19,280.00	–	–	–	–	2,892.00		22,172.00
Cook Islands										
Public Finance Management and Public Sector Performance Review	PA	PSM	–	–	–	–	300.00	–		300.00
Subtotal			–	–	–	–	300.00	–		300.00
Georgia										
Preparing a Multitranche Financing Facility for the Georgia Urban Services Improvement Investment Program	PP	WMS	493.50	–	–	–	–	–		493.50
Developing an Urban Water Supply and Sanitation Sector Strategy and Regulatory Framework for Georgia	PA	WMS	862.50	–	–	–	–	–		862.50
Developing a Geospatial Urban Water Supply and Sanitation Utility Management System	CD	WMS	–	–	–	–	–	800.00	SPCF	800.00
Regional Power Transmission Enhancement	PP	ENE	350.00	–	–	–	–	850.00	SPCF	1,200.00
Subtotal			1,706.00	–	–	–	–	1,650.00		3,356.00
India										
Water Users Association Empowerment for Improved Irrigation Management in Chhattisgarh (Supplementary)	CD	ANR	–	–	–	–	–	850.00	United Kingdom/ MDTF–WFPF	850.00
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Sustainable Coastal Protection and Management (Subproject 3) (Supplementary)	CD	ANR	–	–	–	–	–	90.00	United Kingdom	90.00
Support for the National Action Plan on Climate Change (Supplementary)	PA	MUL	200.00	–	–	–	–	–		200.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, CEF = Clean Energy Fund, ENE = energy, FIN = finance, HSP = health and social protection, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Coöperation and Integration Fund, SPCF = Spanish Cooperation Fund for Technical Assistance, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Integrated Water Resources Management and Sustainable Water Service Delivery in Karnataka (Supplementary)	CD	ANR	225.00	–	–	–	–	–		225.00
Capacity Building for Government Agencies Supporting ADB Operations in India	CD	MUL	225.00	–	–	–	–	–		225.00
Advanced Project Preparedness for Poverty Reduction – Land Transport Management and Master Plan for Sikkim (Subproject 6)	PA	TAI	–	–	–	–	–	1,100.00	United Kingdom	1,100.00
Advanced Project Preparedness for Poverty Reduction – Preparing an Investment Plan for Himachal Pradesh Urban Development (Subproject 7)	PP	WMS	–	–	–	–	–	600.00	United Kingdom	600.00
Capacity Development for Project Implementation	CD	MUL	1,500.00	–	–	–	–	–		1,500.00
Advanced Project Preparedness for Poverty Reduction – Madhya Pradesh Urban Environmental Improvement II (Subproject 8)	PP	ENE	–	–	–	–	–	700.00	United Kingdom	700.00
Capacity Building for Bihar State Road Sector	CD	TAI	1,000.00	–	–	–	–	–		1,000.00
Bihar Power Sector Capacity Development and Implementation Support	CD	ENE	300.00	–	–	–	–	–		300.00
Deepening Capacity Building for Mainstreaming Public–Private Partnerships	CD	MUL	1,000.00	–	–	–	2,000.00	–		3,000.00
Advanced Project Preparedness for Poverty Reduction – Meghalaya Public Resource Management Development Program (Subproject 9)	PP	PSM	–	–	–	–	–	200.00	United Kingdom	200.00
Madhya Pradesh Energy Efficiency Improvement	PP	ENE	400.00	–	–	–	–	–		400.00
Innovative Financial Instruments for Power Grid	CD	ENE	225.00	–	–	–	–	–		225.00
Himachal Pradesh Clean Energy Transmission Program	PP	ENE	225.00	–	–	–	–	–		225.00
Capacity Building for the Karnataka State Road Sector	CD	TAI	1,500.00	–	–	–	–	–		1,500.00
Capacity Development for Project Management of Infrastructure Development for Rural Livelihood Enhancement	CD	WMS	–	–	–	–	1,000.00	–		1,000.00
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Community-Based Flood Risk Management in Assam (Subproject 10)	CD	ANR	–	–	–	–	–	600.00	United Kingdom	600.00
Strategic Framework for a Slum Free Delhi	PA	WMS	225.00	–	–	–	–	–		225.00
Strengthening Contracting and Construction Industries for Infrastructure Development in India	PA	MUL	225.00	–	–	–	–	–		225.00
Knowledge Management for Inclusive Growth	PA	MUL	1,500.00	–	–	–	–	–		1,500.00
Advanced Project Preparedness for Poverty Reduction – Institutional Development for a Value Chain Approach to Agribusiness in Bihar and Maharashtra (Subproject 12)	CD	ANR	–	–	–	–	–	850.00	United Kingdom	850.00
Project Management Capacity Building for Water Resources Sector Executing Agencies	CD	ANR	225.00	–	–	–	–	–		225.00
Assam Urban Infrastructure	PP	MUL	225.00	–	–	–	–	–		225.00
Improving the Delivery of Urban Services in Madhya Pradesh	CD	WMS	900.00	–	–	–	–	–		900.00
Strengthening Urban Transport Subsector under ADB-supported Urban Development Projects	CD	MUL	225.00	–	–	–	–	–		225.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, ENE = energy, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Advanced Project Preparedness for Poverty Reduction – Capacity Development for Jharkhand State Roads Sector (Subproject 11)	CD	TAI	–	–	–	–	–	1,100.00	United Kingdom	1,100.00
Bihar State Highways III	PP	TAI	225.00	–	–	–	–	–		225.00
Subtotal			10,550.00	–	–	–	3,000.00	6,090.00		19,640.00
Indonesia										
Institutional Strengthening for Integrated Water Resources Management in the 6 Cis River Basin Territory (Supplementary)	CD	MUL	–	–	–	2,550.00	–	–		2,550.00
Analytical and Capacity Development Partnership	CD	EDU	–	–	–	–	–	50,000.00	Australia/EU	50,000.00
Capacity Development for Metropolitan Sanitation Management and Health	CD	WMS	500.00	–	–	–	–	1,000.00	Australia	1,500.00
Geothermal Power Development	PP	ENE	–	–	–	–	–	1,500.00	Australia	1,500.00
Strengthening National Public Procurement Processes	CD	PSM	–	–	–	–	1,000.00	–		1,000.00
Strengthening Capacity and Knowledge Management in the National Development Planning Agency to Enhance Projects' Effectiveness	CD	PSM	500.00	–	–	–	–	–		500.00
Capacity Development Assistance for Public–Private Partnerships	CD	MUL	–	–	–	–	500.00	–		500.00
Supporting Water Operators' Partnerships	CD	WMS	–	–	–	–	–	825.00	Australia	825.00
Institutional Strengthening for the Water Resources Sector	PA	ANR	–	–	–	–	500.00	–		500.00
Subtotal			1,000.00	–	–	2,550.00	2,000.00	53,325.00		58,875.00
Kazakhstan										
Improving Capacity to Support SME Development	CD	FIN	650.00	–	–	–	–	–		650.00
Subtotal			650.00	–	–	–	–	–		650.00
Kiribati										
Tarawa Sanitation Improvement (Supplementary)	PP	WMS	–	–	–	–	–	200.00	Australia	200.00
Subtotal			–	–	–	–	–	200.00		200.00
Kyrgyz Republic										
Power Sector Rehabilitation	PP	ENE	1,000.00	–	–	–	–	–		1,000.00
Subtotal			1,000.00	–	–	–	–	–		1,000.00
Lao People's Democratic Republic										
Greater Mekong Subregion Nam Theun 2 Hydroelectric Project – Social Safeguards Monitoring (Supplementary)	PA	ENE	225.00	–	–	–	–	–		225.00
Small and Mini Hydroelectric Development (Supplementary)	PP	ENE	600.00	–	–	–	–	–		600.00
Enhancing Financial Sector Supervision	CD	FIN	500.00	–	–	–	–	250.00	RTFSI	750.00
Capacity Enhancement for Coping with Climate Change	CD	MUL	300.00	–	–	–	–	2,800.00	NDF	3,100.00
Basic Education Sector Development Program II	PP	EDU	700.00	–	–	–	–	–		700.00
Pakse Urban Environmental Improvement	PP	WMS	700.00	–	–	–	–	–		700.00
Support for Post-Private Sector and Small and Medium-Sized Enterprises Development Program Partnership Framework	PA	IAT	–	–	–	–	1,000.00	–		1,000.00
Capacity Strengthening for Gender Mainstreaming in the Agriculture Sector	CD	ANR	–	–	–	–	480.00	–		480.00
Southern Link Transport	PP	TAI	1,000.00	–	–	–	–	–		1,000.00
Rural Access Improvement along the East–West Economic Corridor	PP	ANR	–	–	–	–	1,200.00	–		1,200.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EDU = education, ENE = energy, EU = European Union, FIN = finance, IAT = industry and trade, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, NDF = Nordic Development Fund, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, RTFSI = Cooperation Fund for Regional Trade and Financial Security Initiative, SME = small and medium-sized enterprise, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Capacity Strengthening of the National Statistical System	CD	PSM	690.00	–	–	–	–	–		690.00
Subtotal			4,715.00	–	–	–	2,680.00	3,050.00		10,445.00
Maldives										
Supporting Inclusive Micro-, Small, and Medium-Sized Enterprise Development	PP	IAT	650.00	–	–	–	–	–		650.00
Subtotal			650.00	–	–	–	–	–		650.00
Marshall Islands										
Supporting the Public Sector Program	PA	PSM	600.00	–	–	–	–	–		600.00
Subtotal			600.00	–	–	–	–	–		600.00
Mongolia										
Urban Transport Development (Supplementary)	PP	TAI	225.00	–	–	–	–	–		225.00
Ulaanbaatar Low Carbon Energy Supply Project Using a Public–Private Partnership Model	PA	ENE	–	1,500.00	–	–	–	–		1,500.00
Public Transport Information and Communication Technology	CD	TAI	–	–	–	–	–	500.00	EAKPF	500.00
Preparation of a National Road Sector Capacity Development Roadmap	CD	TAI	150.00	–	–	–	–	–		150.00
Reforming Higher Education for a Knowledge Society	PA	EDU	100.00	–	–	–	400.00	–		500.00
Public–Private Partnership Development	PA	FIN	500.00	–	–	–	–	–		500.00
Ulaanbaatar Water and Sanitation Services and Planning Improvement	PA	WMS	–	–	–	–	600.00	–		600.00
Managing for Development Results	PA	PSM	1,800.00	–	–	–	–	–		1,800.00
Updating the Energy Sector Development Plan	PA	ENE	–	–	–	–	1,000.00	–		1,000.00
Capacity Building for Enhanced Partnership and Development Impact	CD	MUL	600.00	–	–	–	–	–		600.00
Subtotal			3,375.00	1,500.00	–	–	2,000.00	500.00		7,375.00
Nepal										
Strengthening Capacity for Managing Climate Change and the Environment (Supplementary)	CD	PSM	75.00	–	–	400.00	–	–		475.00
High Mountain Agribusiness and Livelihood Improvement (HIMALI) (Supplementary)	PP	ANR	160.00	–	–	–	–	–		160.00
Increasing Access to Energy in Rural Nepal	CD	ENE	–	–	–	–	–	933.00	DEN–E DEN–E2/ Finland	933.00
Supporting Government Planning in Building Climate Resilience	PA	MUL	–	–	–	–	–	225.00	SCF-PPCR	225.00
Supporting the Development of a Social Protection Framework for Nepal	CD	HSP	200.00	–	–	–	–	–		200.00
Capacity Building for Rural Finance Sector Development	CD	FIN	300.00	–	–	–	–	–		300.00
Decentralized Rural Infrastructure and Livelihood II	PP	ANR	–	–	–	–	500.00	–		500.00
Governance Support Program (Subprogram 2)	PP	PSM	200.00	–	–	–	–	–		200.00
Support to Build Capacity in TEVT	CD	EDU	225.00	–	–	–	–	–		225.00
Hydropower Development for Energy Crisis	PP	ENE	–	–	–	–	2,000.00	–		2,000.00
Capacity Building for Waste Management	CD	WMS	500.00	–	–	–	–	–		500.00
Energy Sector Capacity Building	CD	ENE	600.00	–	–	–	–	–		600.00
Energy Access and Efficiency Improvement II	PP	ENE	–	–	–	–	600.00	–		600.00
Strengthening the Town Development Fund Capacity for Public–Private Partnership	CD	PSM	250.00	–	–	–	–	–		250.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, DEN–E = Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas, DEN–E2= Second Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, HSP = health and social protection, IAT = industry and trade, ICT = information and communication technology, IFAD = International Fund for Agricultural Development, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, SCF-PPCR = Strategic Climate Fund-Pilot Program for Climate Resilience, TEVT = technical education and vocational training, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Integrated Urban Development	PP	WMS	–	–	–	–	800.00	–		800.00
Preparation of the Agricultural Development Strategy	PA	ANR	1,500.00	–	–	–	–	500.00	IFAD	2,000.00
Strengthening Public Procurement Management and Portfolio Performance	CD	PSM	225.00	–	–	–	–	–		225.00
Support for the Implementation of School Sector Reform Program	CD	EDU	225.00	–	–	–	–	–		225.00
Subtotal			4,460.00	–	–	400.00	3,900.00	1,658.00		10,418.00
Pakistan										
Railway Development Investment Program	PP	TAI	1,500.00	–	–	–	–	–		1,500.00
Pakistan Floods (2010) Damage and Needs Assessment	PA	MUL	220.00	–	–	–	–	–		220.00
Karachi Port Trust	PP	TAI	225.00	–	–	–	–	–		225.00
Water Sector Task Force	PA	WMS	225.00	–	–	–	–	–		225.00
Subtotal			2,170.00	–	–	–	–	–		2,170.00
Papua New Guinea										
Strengthening Rural Primary Health Services Delivery (Supplementary)	PP	HSP	75.00	–	–	–	–	90.00	New Zealand	165.00
Bridge Replacement for Improved Rural Access	PP	TAI	800.00	–	–	–	–	–		800.00
Second Community Water Transport Sector	PP	TAI	225.00	–	–	–	–	–		225.00
Subtotal			1,100.00	–	–	–	–	90.00		1,190.00
Philippines										
Computer Access Mentorship Program—a Public–Private Partnership for Enhancing Education Quality	CD	EDU	–	–	–	–	–	500.00	EAKPF	500.00
Three Wind Farm Projects in Luzon	PP	ENE	–	–	–	–	–	630.00	ACEF	630.00
Capacity Development for Social Protection	CD	MUL	800.00	–	–	–	–	–		800.00
Strengthened Gender Impacts of Social Protection	CD	MUL	–	–	–	–	–	300.00	GDCF	300.00
Structural Transformation Study of the Philippine Economy	PA	PSM	150.00	–	–	–	–	–		150.00
Urban Water Supply and Sanitation	PP	WMS	–	–	–	–	–	2,000.00	France	2,000.00
Support for Social Protection Reform	PA	MUL	–	–	–	–	1,400.00	–		1,400.00
Mitigation of Climate Change through Increased Energy Efficiency and the Use of Clean Energy	PP	ENE	225.00	700.00	–	–	–	–		925.00
Decentralized Framework for Sustainable Natural Resources and Rural Infrastructure Management	CD	ANR	–	–	–	–	1,300.00	–		1,300.00
Subtotal			1,175.00	700.00	–	–	2,700.00	3,430.00		8,005.00
Solomon Islands										
Support for the Formulation of a National Strategic Plan	CD	PSM	–	–	–	–	–	200.00	Australia	200.00
Supporting Transport Sector Development	CD	TAI	–	–	–	–	800.00	–		800.00
Subtotal			–	–	–	–	800.00	200.00		1,000.00
Sri Lanka										
Supporting the Fiscal Management Efficiency Project	CD	PSM	–	2,000.00	–	–	–	–		2,000.00
Capacity Development of the Northern Provincial Road Development Department	CD	TAI	500.00	–	–	–	–	–		500.00
Multimodal Transport	PP	TAI	–	–	–	–	1,000.00	–		1,000.00
Lagging Local Authorities Infrastructure Development	PP	WMS	–	–	–	–	700.00	–		700.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, GDCF = Gender and Development Cooperation Fund, HSP = health and social protection, ICT = information and communication technology, IFAD = International Fund for Agricultural Development, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Capacity Development for Water Supply and Sanitation Service Delivery	CD	WMS	600.00	–	–	–	–	–		600.00
Technical Education and Vocational Training Sector Development	PP	EDU	–	–	–	–	800.00	–		800.00
Support for Planning and Policy Formulation, Phase 1	PA	PSM	300.00	–	–	–	–	–		300.00
Subtotal			1,400.00	2,000.00	–	–	2,500.00	–		5,900.00
Tajikistan										
Climate Resiliency for Natural Resources Investments	CD	ANR	–	–	–	–	–	750.00	SCF-PPCR	750.00
Subtotal			–	–	–	–	–	750.00		750.00
Thailand										
Mainstreaming Public–Private Partnerships	PA	MUL	1,000.00	–	–	–	–	500.00	EAKPF	1,500.00
Capital Market Development Phase III	PA	FIN	900.00	–	–	–	–	–		900.00
Bangchak Solar Power	CD	ENE	400.00	–	–	–	–	–		400.00
Subtotal			2,300.00	–	–	–	–	500.00		2,800.00
Timor-Leste										
Oecussi and Ermera Water Rehabilitation	PP	MUL	700.00	–	–	–	–	–		700.00
Supporting Road Network Development	PA	TAI	–	–	–	–	225.00	–		225.00
Support for Effective Aid Management	CD	PSM	–	–	–	–	600.00	–		600.00
Strengthening Major Public Investments	CD	PSM	250.00	–	–	–	–	–		250.00
Subtotal			950.00	–	–	–	825.00	–		1,775.00
Turkmenistan										
North–South Railway	PP	TAI	350.00	–	–	–	–	–		350.00
Subtotal			350.00	–	–	–	–	–		350.00
Tonga										
Tonga–Fiji Submarine Cable	PP	TAI	165.00	–	–	–	–	–		165.00
Integrated Urban Development Sector Phase II	PP	WMS	350.00	–	–	–	–	–		350.00
Subtotal			515.00	–	–	–	–	–		515.00
Uzbekistan										
Capacity Building for Microfinance Development	CD	FIN	600.00	–	–	–	–	–		600.00
Sustaining Growth and Improving Welfare	PA	PSM	750.00	–	–	–	–	–		750.00
Advanced Electricity Metering	PP	ENE	1,000.00	–	–	–	–	–		1,000.00
Subtotal			2,350.00	–	–	–	–	–		2,350.00
Vanuatu										
State-Owned Enterprise Rationalization Program	PA	PSM	–	–	–	–	500.00	–		500.00
Subtotal			–	–	–	–	500.00	–		500.00
Viet Nam										
Support for Public–Private Development of the O Mon Thermal Power Complex (Supplementary)	PP	ENE	260.00	–	–	–	–	–		260.00
Central Mekong Delta Region Connectivity (Supplementary)	PP	TAI	–	–	–	–	–	1,450.00	Australia	1,450.00
Ho Chi Minh City Water Supply (Supplementary)	PP	WMS	–	–	–	–	–	300.00	MDTF–WFPF	300.00
Strengthening Water Management and Irrigation Systems Rehabilitation (Supplementary)	PP	ANR	120.00	–	–	–	–	–		120.00
Da Nang Water Supply (Supplementary)	PP	WMS	200.00	–	–	–	–	–		200.00
Ben Luc–Long Thanh Expressway (Supplementary)	PP	TAI	33.00	–	–	–	–	–		33.00

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, EDU = education, ENE = energy, FIN = finance, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, SCF-PPCR = Strategic Climate Fund-Pilot Program for Climate Resilience, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund, WMS = water supply and other municipal infrastructure and services.

CONTINUED

	TA Type	Sector	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Sustainable Rural Infrastructure Development in the Northern Mountain Provinces (Supplementary)	PP	ANR	300.00	–	–	–	–	50.00	GEF	350.00
Ho Chi Minh City Urban Mass Rapid Transit Line 2 (Supplementary)	PP	TAI	440.00	–	–	–	–	–		440.00
Microfinance Sector Development Program	PP	FIN	500.00	–	–	–	–	–		500.00
Comprehensive Socioeconomic Urban Development – Viet Tri, Hung Yen, and Dong Dang	PP	MUL	1,200.00	–	–	–	–	–		1,200.00
Strengthening Institutional and Financial Arrangements, Operation and Maintenance, and Governance in Road Transport	PA	TAI	–	–	–	–	1,000.00	–		1,000.00
Capacity Building for River Basin Water Resources Planning	CD	ANR	580.00	–	–	–	–	–		580.00
Increasing the Efficiency of the National Power Transmission Corporation through Targeted Capacity Building	CD	ENE	600.00	–	–	–	–	–		600.00
Ho Chi Minh City Outer Ring Roads Technical Assistance Loan	PP	TAI	225.00	–	–	–	–	–		225.00
Power Transmission Investment Program (MFF)	PP	ENE	1,500.00	–	–	–	–	–		1,500.00
Support for Public–Private Partnership (PPP) in Viet Nam	CD	PSM	225.00	–	–	–	–	–		225.00
Support for the Preparation and Implementation of the Results-Based Socioeconomic Development Plan, 2011–2015	CD	PSM	1,300.00	–	–	–	–	–		1,300.00
Upper Secondary Education Development II	PP	EDU	800.00	–	–	–	–	–		800.00
Subtotal			8,283.00	–	–	–	1,000.00	1,800.00		11,083.00
TOTAL			**82,854.00**	**4,200.00**	–	**2,950.00**	**24,205.00**	**78,760.00**		**192,969.00**

– = nil or data not applicable, ANR = agriculture and natural resources, CCF = Climate Change Fund, CD = capacity development, EDU = education, ENE = energy, FIN = finance, GEF = Global Environment Facility, ICT = information and communication technology, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MFF = multitranche financing facility, MUL = multisector, PA = policy and advisory, PP = project preparatory, PSM = public sector management, RCIF = Regional Cooperation and Integration Fund, TA = technical assistance, TAI = transport and ICT, TASF = Technical Assistance Special Fund.

Statistical Annex 18
TECHNICAL ASSISTANCE GRANTS BY SECTOR,[a, b] 1967–2010, 2009, 2010

	1967–2010			2009			2010		
	No.	$ thousand	%	No.	$ thousand	%	No.	$ thousand	%
Agriculture and Natural Resources	1,256	639,443.06	21.49	33	24,248.46	16.58	29	17,760.00	9.20
Education	315	205,960.42	6.92	5	3,359.70	2.30	11	55,275.00	28.64
Energy	594	314,286.11	10.56	31	25,525.00	17.45	34	25,665.00	13.30
Finance	510	247,112.22	8.30	9	8,900.00	6.08	12	7,025.00	3.64
Health and Social Protection	197	103,593.42	3.48	8	3,975.00	2.72	6	1,990.00	1.03
Industry and Trade	265	122,062.50	4.10	1	900.00	0.62	2	1,650.00	0.86
Public Sector Management	973	543,092.30	18.25	32	21,085.00	14.42	33	18,890.00	9.79
Transport and ICT	743	389,351.30	13.08	41	29,115.00	19.91	34	20,413.00	10.58
Water Supply and Other Municipal Infrastructure and Services	463	253,812.15	8.53	19	15,951.00	10.91	23	15,206.00	7.88
Multisector	139	156,896.37	5.27	19	13,210.00	9.03	32	29,095.00	15.08
TOTAL	5,455	2,975,609.84	100.00	198	146,269.16	100.00	216	192,969.00	100.00

ICT = information and communication technology.
a Excludes regional technical assistance and technical assistance financed under loans.
b Data are adjusted to exclude technical assistance projects withdrawn by governments.

Statistical Annex 19
LOAN-FINANCED CONSULTING SERVICES AND TA GRANTS[a] BY SECTOR, 2010
(amounts in $ thousand)

	Loans			TA Grants		
Sector	No.	$ million	%	No.	$ thousand	%
Agriculture and Natural Resources	10	34,195.23	10.9	29	17,760.00	9.20
Education	1	3,080.25	1.0	11	55,275.00	28.64
Energy	8	28,019.21	8.9	34	25,665.00	13.30
Finance	1	3,263.91	1.0	12	7,025.00	3.64
Health and Social Protection	1	1,299.72	0.4	6	1,990.00	1.03
Industry and Trade	–	–	–	2	1,650.00	0.86
Public Sector Management	3	14,845.93	4.7	33	18,890.00	9.79
Transport and ICT	18	158,001.19	50.3	34	20,413.00	10.58
Water Supply and Other Municipal Infrastructure and Services	7	37,172.85	11.8	23	15,206.00	7.88
Multisector	7	34,293.77	10.9	32	29,095.00	15.08
TOTAL	56	314,172.05	100.0	216	192,969.00	100.00

– = nil, ICT = information and communication technology, TA = technical assistance .
a Excludes loan-financed technical assistance financed under loans that are included in ADB's loan data and regional activities.

Statistical Annex 20
REGIONAL TECHNICAL ASSISTANCE ACTIVITIES, 2010
(amounts in $ thousand)

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
CAPACITY DEVELOPMENT								
Promoting Gender Equality and Women's Empowerment (Supplementary)	1,000.00	–	–	–	–	835.00	GDCF	1,835.00
Development Partnership Program for South Asia (Supplementary)	1,000.00	–	–	–	–	–		1,000.00
Seminars on Capacity Building for Project Implementation and Administration for 2007–2009 (Supplementary)	140.15	–	–	–	–	–		140.15
Private Sector-Led Integration and Free Trade Agreements in South Asia (Supplementary)	–	–	–	–	–	131.25	United Kingdom	131.25
Promoting Energy Efficiency in the Pacific (Supplementary)	–	–	–	–	–	200.00	GEF	200.00
Knowledge and Innovation Support for ADB's Water Financing Program (Supplementary)	–	–	–	–	–	1,500.00	MDTF–WFPF	1,500.00
Regional Stocktaking and Mapping of Disaster Risk Reduction Interventions for Asia and the Pacific (Supplementary)	637.00	–	–	–	–	–		637.00
Establishment of e-Systems in Support of Infrastructure Finance in Asia (Supplementary)	1,000.00	–	–	–	–	500.00	EAKPF	1,500.00
Strengthening the Capacity of Pacific Developing Member Countries to Respond to Climate Change (Phase 1) (Supplementary)	–	–	–	–	–	1,500.00	ACEF	1,500.00
Greater Mekong Subregion Phnom Penh Plan for Development Management IV (Supplementary)	750.00	–	–	–	–	500.00	PRC RPRF	1,250.00
Support for South Asia Regional Economic Cooperation	1,500.00	–	–	–	–	–		1,500.00
Technical Training and Capacity Building for Selected Asian Countries on Regional Economic and Financial Monitoring	1,200.00	–	–	–	–	–		1,200.00
Disbursement, Loan Accounting/Servicing Training and Seminars for DMCs	220.00	–	–	–	–	–		220.00
Capacity Strengthening and Institutional Development for Border Management and Trade and Tourism Development in the Pacific	–	1,500.00	1,000.00	–	–	–		2,500.00
Needs Assessment and Development of the Solar Energy Program	–	–	–	–	–	1,000.00	ACEF	1,000.00
Business Opportunities Outreach Initiatives, 2010–2012	1,000.00	–	–	–	–	–		1,000.00
Evidence-Based Advocacy for Fighting HIV/AIDS in Asia and the Pacific: Regional HIV/AIDS Data Hub	–	–	500.00	–	–	–		500.00
Impact Evaluation of Selected Projects in South Asia	225.00	–	–	–	–	–		225.00
Water and Adaptation Interventions in Central and West Asia	–	–	1,000.00	–	–	–		1,000.00
Strengthening Carbon Financing for Regional Grassland Management in Northeast Asia	–	–	1,000.00	–	–	400.00	PRC RPRF	1,400.00
Enhancing Gender Equality Results in South Asia Developing Member Countries (Phase 2) (Subproject 1)	500.00	–	–	–	–	–		500.00
Regional Forum on Investment Management of Foreign Exchange Reserves	510.00	–	–	–	–	–		510.00
Strengthening Public Financial Management through Improved Fixed Asset Management	225.00	–	–	–	–	–		225.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, CCF = Climate Change Fund, DMCs = developing member countries, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, GDCF = Gender and Development Cooperation Fund, GEF = Global Environment Facility, HIV/AIDS = human immunodeficiency virus/acquired immunodeficiency syndrome, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Sharing Knowledge on Community-Driven Development in Asia and the Pacific	–	–	–	–	–	500.00	EAKPF	500.00
Supporting Investments in Water Security in River Basins	–	2,000.00	–	–	–	–		2,000.00
Improving the Implementation of Environmental Safeguards in Central and West Asia	800.00	–	–	–	–	–		800.00
Promoting Gender-Inclusive Growth in Central and West Asia Developing Member Countries	3,200.00	–	–	–	–	–		3,200.00
Strengthening and Use of Country Safeguard Systems	5,000.00	–	–	–	–	–		5,000.00
Determining the Potential for Carbon Capture and Storage in Southeast Asia	–	–	–	–	–	900.00	CCS	900.00
Enabling Climate Change Responses in Asia and the Pacific – Supporting Investments in Water and Climate Change (Subproject 1)	–	–	–	–	–	1,000.00	MDTF–WFPF	1,000.00
Capacity Development of Selected Developing Member Countries on International Taxation: Eighteenth Tax Conference	–	–	–	–	181.00	–		181.00
Enabling Climate Change Responses in Asia and the Pacific – Building Resilience to Disaster and Climate Change Impacts (Subproject 2)	1,250.00	–	–	–	–	–		1,250.00
Updating and Improving the Social Protection Index	500.00	–	–	–	–	500.00	EAKPF	1,000.00
Knowledge Platform Development for the Asia Solar Energy Initiative	–	–	–	–	–	2,000.00	ACEF	2,000.00
Enabling Climate Change Responses in Asia and the Pacific – Capacity Development to Address Climate Change (Subproject 3)	1,000.00	–	–	–	–	–		1,000.00
Establishing a Regional Knowledge Sharing Platform for Resource Revenue Management	175.00	–	–	–	–	–		175.00
Ensuring Sustainability of Greater Mekong Subregion Regional Power Development	–	–	–	–	–	1,350.00	France	1,350.00
Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	–	–	–	–	–	1,000.00	ACEF/CEF	1,000.00
Supporting the Boao Forum for Asia and the Asian Exim Banks Forum in Dialogues on Regional Economic Integration and Partnership	–	–	–	–	–	500.00	PRC RPRF	500.00
Promoting Evidence-Based Policy Making for Gender Equity in the Pacific	1,450.00	–	–	–	–	–		1,450.00
Market Study for a Non-Sovereign Microfinance Funding Initiative	135.00	–	–	–	–	–		135.00
Support to the Pacific Pension Institute in Strengthening the Pension Fund Industry in Asia–Pacific Region	225.00	–	–	–	–	–		225.00
Planning the GMS Railway Coordination Office	225.00	–	–	–	–	–		225.00
Institutional Strengthening for Aviation Regulation	900.00	–	–	–	–	–		900.00
Financial Sector Development in Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Strengthening Capacity of Developing Member Countries for Managing Credit Enhancement Products (Phase 2)	250.00	–	–	–	–	–		250.00
Capacity Building for Financial Institutions, Phase 2	1,120.00	–	–	–	–	–		1,120.00

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, CCF = Climate Change Fund, CCS = Carbon Capture and Storage Fund, CEF = Clean Energy Fund, EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund, GMS = Greater Mekong Subregion, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, MDTF–WFPF = Multidonor Trust Fund under the Water Financing Partnership Facility, PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Building Capacity for Environmental Prosecution, Adjudication, Dispute Resolution, Compliance, and Enforcement in Asia	500.00	–	500.00	–	–	–		1,000.00
Strengthening Institutional Capacity to Compile and Analyze Financial Soundness Indicators for Investment Climate Assessment	–	–	–	–	–	500.00	ICFF	500.00
Evaluation Capacity Development through On-the-Job Training at the Independent Evaluation Department	225.00	–	–	–	–	–		225.00
Asia–Pacific Community of Practice on Managing for Development Results – From Concept to Practice	520.00	–	–	–	–	–		520.00
Subtotal	28,882.15	3,500.00	4,000.00	–	181.00	14,816.25		51,379.40
POLICY AND ADVISORY								
Private Sector Development Initiative (Supplementary)	–	–	–	–	–	600.00	Australia	600.00
Strengthening Central Asia Regional Economic Cooperation, 2007–2011 (Supplementary)	1,500.00	–	1,000.00	–	–	500.00	PRC RPRF	3,000.00
Supporting Strategic Knowledge Products and Research Networking (Supplementary)	1,500.00	–	–	–	–	–		1,500.00
Supporting the Third High-Level Forum on Aid Effectiveness and its Preparatory Consultation Process (Supplementary)	–	–	–	–	–	66.00	Germany	66.00
Establishment of the Pacific Infrastructure Advisory Center (Supplementary)	–	–	–	–	–	1,050.00	Australia	1,050.00
Regional Cooperation on Knowledge Management, Policy, and Institutional Support to the Coral Triangle Initiative (Supplementary)	–	–	–	–	–	168.00	Australia	168.00
Fourth High-Level Forum on Aid Effectiveness	700.00	–	–	–	–	–		700.00
Strengthening Local Chambers of Commerce and Industry along the East–West Economic Corridor to Promote Trade, Investment and Value Chains	–	–	–	–	–	600.00	ICFF	600.00
Establishment of Microinsurance	–	–	750.00	–	–	–		750.00
Best Practice for Regulatory Framework and Use of Credit Rating Information of Domestic Credit Rating Agencies in South Asia	–	–	–	–	–	550.00	ICFF	550.00
Improving Liquidity of Bond Markets in ASEAN+3	–	–	–	–	–	1,250.00	ICFF	1,250.00
Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	–	–	–	–	–	1,500.00	ICFF/EAKPF	1,500.00
Strengthening the Coordination of the GMS Program	500.00	–	450.00	–	–	500.00	PRC RPRF	1,450.00
Promoting an Interlinked ASEAN Capital Market	–	–	–	–	–	2,000.00	ICFF/EAKPF	2,000.00
Promoting Asia–Pacific Economic Cooperation	100.00	–	–	–	–	–		100.00
Development of Regional Cooperation Programs for Mongolia and the People's Republic of China (Phase 2)	–	–	900.00	–	–	–		900.00
Public–Private Partnership Development in Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area and Indonesia–Malaysia–Thailand Growth Triangle	1,000.00	–	–	–	–	–		1,000.00
Identifying Solid Waste Management Key Development Challenges and Initial Project Pipeline	225.00	–	–	–	–	–		225.00
Regional Transport Development in South Asia	1,100.00	–	900.00	–	–	–		2,000.00

– = nil or data not applicable; ASEAN = Association of Southeast Asian Nations; ASEAN+3 = Association of Southeast Asian Nations, plus the People's Republic of China, Japan, and Republic of Korea; CCF = Climate Change Fund; EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund; GMS = Greater Mekong Subregion; ICFF = Investment Climate Facilitation Fund; JFPR = Japan Fund for Poverty Reduction; JSF = Japan Special Fund; PRC RPRF = People's Republic of China Regional Cooperation and Poverty Reduction Fund; RCIF = Regional Cooperation and Integration Fund; TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Pacific Economic Management – Enhanced Economic Management (Subproject 2)	1,000.00	–	–	–	–	–		1,000.00
Broadening Investor Base for Local Currency Bonds in ASEAN+3	–	–	–	–	–	1,100.00	ICFF	1,100.00
Comparative Infrastructure Development Assessment of the Kingdom of Thailand and the Republic of Korea	–	–	–	–	–	400.00	EAKPF	400.00
Improving Public Management to Achieve Better Development Results in Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Strengthening Coastal and Marine Resources Management in the Coral Triangle of the Pacific (Phase 2)	1,150.00	–	800.00	–	–	13,100.00	GEF	15,050.00
Preparation of Sector Road Maps for Central and West Asia	1,500.00	–	–	–	–	–		1,500.00
Promoting Links and Improving Coordination among the Greater Mekong Subregion (GMS), the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA), the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT), and the Association of Southeast Asian Nations (ASEAN)	–	–	–	–	–	400.00	Australia	400.00
The People's Republic of China and Mongolia to Support Municipal Finance Reforms	225.00	–	–	–	–	–		225.00
Subtotal	12,000.00	–	4,800.00	–	–	23,784.00		40,584.00
PROJECT PREPARATORY								
Implementation of the Technical Support Facility under the Carbon Market Initiative (Supplementary)	–	–	–	–	–	400.00	Austria	400.00
Empowering the Poor through Increasing Access to Energy	–	–	–	–	–	2,150.00	ACEF/DEN-E	2,150.00
Greater Mekong Subregion: Capacity Building for HIV/AIDS Prevention in Lao People's Democratic Republic and the Socialist Republic of Viet Nam	300.00	–	450.00	–	–	–		750.00
Greater Mekong Subregion: Corridor Towns Development	800.00	–	1,200.00	–	–	–		2,000.00
Trade Facilitation: Improved Sanitary and Phytosanitary (SPS) Handling in Greater Mekong Subregion (GMS) Trade	900.00	–	–	–	–	–		900.00
Subtotal	2,000.00	–	1,650.00	–	–	2,550.00		6,200.00
RESEARCH AND DEVELOPMENT								
Managing the Cities in Asia (Supplementary)	–	–	–	–	–	3,879.00	NDF/KfW Austria/ Sweden	3,879.00
Strengthening Country Diagnosis and Analysis of Binding Development Constraints in Selected Developing Member Countries (Supplementary)	23.00	–	–	–	–	–		23.00
Addressing the Pre- and Postharvest Challenges of the Rice Supply Chain	2,000.00	–	–	–	–	–		2,000.00
Support for the Association of Southeast Asian Nations Plus Three Integrated Food Security Framework	–	2,000.00	–	–	–	–		2,000.00
Key Indicators for Asia and the Pacific 2010	225.00	–	–	–	–	–		225.00
Asia's Strategic Participation in the Group of Twenty for Global Economic Governance Reform	600.00	–	–	–	–	–		600.00

– = nil or data not applicable; ACEF = Asian Clean Energy Fund; ASEAN+3 = Association of Southeast Asian Nations, plus the People's Republic of China, Japan, and Republic of Korea; CCF = Climate Change Fund; DEN-E = Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas; EAKPF = Republic of Korea e-Asia and Knowledge Partnership Fund; GEF = Global Environment Facility; ICFF = Investment Climate Facilitation Fund; JFPR = Japan Fund for Poverty Reduction; JSF = Japan Special Fund; KfW = German Development Bank; NDF = Nordic Development Fund; RCIF = Regional Cooperation and Integration Fund; TASF = Technical Assistance Special Fund.

CONTINUED

	TASF	JSF	RCIF	CCF	JFPR	Others	Source	Total
Asian Development Review Workshop 2010	150.00	–	–	–	–	–		150.00
Project Preparation Support for the Cities Development Initiative for Asia	–	2,000.00	–	–	–	–		2,000.00
2011 International Comparison Program for Asia and the Pacific	1,500.00	–	–	–	–	–		1,500.00
Investment Forum for Food Security in Asia and the Pacific	225.00	–	–	–	–	–		225.00
Establishing Global Research Alliances	1,100.00	–	–	–	–	–		1,100.00
Asia 2050	1,300.00	–	–	–	–	–		1,300.00
Study on a South Asia Regional Power Exchange	–	–	750.00	–	–	–		750.00
Strengthening the Asia Pacific Adaptation Network	–	–	–	–	–	350.00	Finland	350.00
Asian Bonds Online Website Project, Phase III	–	–	–	–	1,000.00	–		1,000.00
Selected Evaluation Studies for 2010, Phase 1	750.00	–	–	–	–	–		750.00
Developing a Regional Social Investment Exchange Initiative	–	–	–	–	–	600.00	ICFF	600.00
Promoting Regional Infrastructure Development	1,175.00	–	1,000.00	–	–	–		2,175.00
Central Asia Regional Economic Cooperation: Power Sector Regional Máster Plan	500.00	–	1,500.00	–	–	–		2,000.00
Outreach for Good Governance and Development Effectiveness through the Accountability Mechanism	225.00	–	–	–	–	–		225.00
Assessment of Impediments and Actions Required for Achieving an ASEAN Economic Community by 2015	500.00	–	–	–	–	–		500.00
Turkmenistan–Afghanistan–Pakistan–India Natural Gas Pipeline	225.00	–	–	–	–	–		225.00
Asian Development Outlook 2011	690.00	–	–	–	–	–		690.00
Enabling Climate Change Responses in Asia and the Pacific – Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	500.00	–	–	–	–	920.00	ACEF/ United Kingdom	1,420.00
Strategic Research for Sustainable Food and Nutrition Security in Asia	4,000.00	–	–	–	–	–		4,000.00
Sovereign Debt Sustainability in Asia and the Pacific	455.00	–	–	–	–	–		455.00
Enabling Climate Change Responses in Asia and the Pacific – Design of the Climate Public–Private Partnership Fund (Subproject 5)	211.00	–	–	–	–	–		211.00
Implementing Impact Evaluation at ADB	1,000.00	–	–	–	–	–		1,000.00
Diagnosing Critical Constraints to Growth and Structural Transformation in Selected Developing Member Countries	1,000.00	–	–	–	–	–		1,000.00
Assessing the Financial Landscape and Formulating Milestones for Monetary and Financial Integration in ASEAN, Phase 2	725.00	–	–	–	–	–		725.00
Asia Pacific Health Observatory	500.00	–	–	–	–	–		500.00
Selected Evaluation Studies for 2010, Phase 2	1,102.00	–	–	–	–	–		1,102.00
Promoting Gender Equality in the Labor Market for More Inclusive Growth	500.00	–	–	–	–	–		500.00
Turkmenistan–Afghanistan–Pakistan–India Natural Gas Pipeline (Phase 2)	225.00	–	–	–	–	–		225.00
Subtotal	21,406.00	4,000.00	3,250.00	–	1,000.00	5,749.00		35,405.00
TOTAL	**64,288.15**	**7,500.00**	**13,700.00**	–	**1,181.00**	**46,899.25**		**133,568.40**

– = nil or data not applicable, ACEF = Asian Clean Energy Fund, ASEAN = Association of Southeast Asian Nations, CCF = Climate Change Fund, ICFF = Investment Climate Facilitation Fund, JFPR = Japan Fund for Poverty Reduction, JSF = Japan Special Fund, RCIF = Regional Cooperation and Integration Fund, TASF = Technical Assistance Special Fund.

Statistical Annex 21

NET TRANSFER OF RESOURCES

(ORDINARY CAPITAL RESOURCES, ASIAN DEVELOPMENT FUND, AND OTHER SPECIAL FUND GRANTS), 2008–2010

($ million)

Country	OCR[a]			ADF[b]			Grants[c]		
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Afghanistan	8.37	4.95	(21.00)	46.78	69.22	59.60	7.99	45.12	170.07
Armenia	–	–	23.62	8.03	119.05	20.97	–	–	–
Azerbaijan	2.87	34.58	34.84	8.62	14.73	4.65	–	–	–
Bangladesh	87.47	667.08	133.03	237.99	93.15	15.29	1.09	1.24	2.31
Bhutan	–	8.02	20.91	0.87	18.00	14.71	2.80	4.63	17.59
Cambodia	6.95	(0.63)	(0.43)	89.16	38.61	25.57	31.27	21.58	17.87
China, People's Republic of	703.60	903.19	929.14	–	–	–	–	–	0.20
Cook Islands	–	–	9.98	0.40	(1.24)	(0.41)	–	–	–
Fiji	1.69	(1.58)	9.94	–	–	–	–	–	–
Georgia	(1.76)	(9.65)	107.41	69.86	110.83	36.20	–	–	–
Hong Kong, China	–	–	–	–	–	–	–	–	–
India	1,246.38	1,164.77	1,398.51	–	–	–	21.71	16.65	2.73
Indonesia	(69.88)	(409.30)	(75.42)	13.37	77.70	53.01	57.79	59.27	51.50
Kazakhstan	(47.04)	512.07	18.18	(0.26)	(0.27)	(0.27)	–	–	–
Kiribati	–	–	–	(0.29)	(0.50)	(0.50)	–	–	–
Korea, Republic of	(26.23)	(30.40)	(34.81)	–	–	–	–	–	–
Kyrgyz Republic	–	–	–	11.19	5.70	(14.85)	22.26	21.18	20.36
Lao People's Democratic Republic	0.72	(2.27)	(1.22)	13.86	(3.66)	(23.49)	10.76	33.02	35.28
Malaysia	(51.10)	(53.20)	(27.81)	–	–	–	–	–	–
Maldives	(0.18)	6.01	1.75	0.56	2.99	22.54	4.18	0.36	(0.77)
Marshall Islands	(0.47)	(0.68)	(0.43)	(1.24)	(3.28)	6.88	–	–	–
Micronesia, Federated States of	0.05	–	(0.00)	2.22	(0.63)	(0.85)	–	–	–
Mongolia	7.17	(4.32)	(2.76)	8.97	37.55	(5.95)	0.38	19.09	18.31
Myanmar	–	–	–	–	–	–	–	–	–
Nauru	(2.32)	(0.13)	(0.26)	–	–	–	–	–	–
Nepal	(11.93)	(5.91)	(6.79)	(2.40)	(1.00)	(0.43)	66.25	126.04	31.26
Pakistan	1,037.63	338.97	184.45	377.72	152.46	17.52	8.53	15.87	22.34
Papua New Guinea	(2.62)	22.38	7.57	(10.90)	(12.17)	(8.43)	1.61	2.56	3.61
Philippines	237.15	967.70	(280.93)	(42.14)	(48.03)	(49.18)	–	3.00	–
Samoa	–	–	–	(1.81)	1.61	20.39	0.58	3.90	2.47
Singapore	–	–	–	–	–	–	–	–	–
Solomon Islands	–	–	–	(2.23)	(3.45)	(3.33)	0.38	0.95	10.38
Sri Lanka	67.38	72.95	169.80	52.24	34.53	(9.89)	42.69	41.43	26.26
Taipei,China	–	–	–	–	–	–	–	–	–
Tajikistan	–	–	–	46.87	59.86	29.42	2.46	44.18	12.22
Thailand	(13.56)	(10.43)	11.14	(4.63)	(46.67)	–	–	–	–
Timor-Leste	–	–	–	–	–	–	5.25	3.30	1.51
Tonga	–		–	(1.63)	(1.59)	(1.96)	0.52	1.02	5.65
Turkmenistan	–	–	–	–	–	–	–	–	–
Tuvalu	–	–	–	0.28	0.07	0.01	–	1.24	–
Uzbekistan	7.01	69.34	12.15	2.51	18.40	35.81	–	–	–
Vanuatu	–	–	–	(1.74)	(1.98)	(2.17)	–	–	–
Viet Nam	(14.34)	652.43	137.82	187.03	364.23	138.12	10.23	10.19	6.81
Regional	17.63	(1.88)	138.60	0.55	0.43	0.14	8.58	5.98	1.59
TOTAL[d]	3,190.63	4,894.05	2,896.97	1,109.79	1,094.67	379.10	307.28	481.80	459.53

– = nil, ( ) = negative, 0.00 = amount is less than $0.01 million, ADF = Asian Development Fund, OCR = ordinary capital resources.

a Net transfer of resources for OCR defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes nonsovereign loans and net equity investments.

b Net transfer of resources for ADF defined as loan disbursements less principal repayments and interest/charges received.

c Net transfer of resources for grants defined as disbursements funded by Asian Development Fund (ADF), Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Climate Change Fund (CCF), and Asia Pacific Disaster Response Fund (APDRF).

d Totals may not add up because of rounding.

Statistical Annex 22

NET TRANSFER OF RESOURCES

(ORDINARY CAPITAL RESOURCES, ASIAN DEVELOPMENT FUND, AND OTHER SPECIAL FUND GRANTS),[a] 2001–2010

($ million)

Country	2001–2005 Average	2006	2007	2008	2009	2010
Afghanistan	46.77	80.31	129.82	63.14	119.29	208.67
Armenia	–	–	–	8.03	119.05	44.58
Azerbaijan	0.10	7.95	55.33	11.49	49.31	39.49
Bangladesh	68.98	107.93	99.26	326.55	761.48	150.63
Bhutan	7.44	0.47	6.43	3.67	30.65	53.21
Cambodia	67.76	48.85	52.81	127.38	59.56	43.01
China, People's Republic of	(224.78)	517.25	607.60	703.60	903.19	929.34
Cook Islands	0.31	(0.34)	(0.72)	0.40	(1.24)	9.57
Fiji	1.52	2.62	1.89	1.69	(1.58)	9.94
Georgia	–	–	24.75	68.10	101.18	143.61
Hong Kong, China	–	–	–	–	–	–
India	(423.43)	283.08	1,194.88	1,268.09	1,181.42	1,401.25
Indonesia	(79.76)	101.68	313.35	1.28	(272.33)	29.08
Kazakhstan	(60.09)	116.78	(14.17)	(47.30)	511.80	17.91
Kiribati	1.60	(0.10)	(0.25)	(0.29)	(0.50)	(0.50)
Korea, Republic of	(870.24)	(19.32)	(20.47)	(26.23)	(30.40)	(34.81)
Kyrgyz Republic	35.53	36.26	25.00	33.45	26.89	5.51
Lao People's Democratic Republic	43.33	63.17	66.46	25.34	27.08	10.57
Malaysia	(56.05)	(66.85)	(37.11)	(51.10)	(53.20)	(27.81)
Maldives	4.82	5.59	8.70	4.56	9.36	23.52
Marshall Islands	3.96	(0.73)	(2.85)	(1.71)	(3.96)	6.45
Micronesia, Federated States of	1.52	1.94	2.83	2.27	(0.63)	(0.86)
Mongolia	28.75	13.36	11.34	16.52	52.32	9.61
Myanmar	(0.29)	–	–	–	–	–
Nauru	(0.01)	–	–	(2.32)	(0.13)	(0.26)
Nepal	(3.27)	56.46	43.32	51.92	119.13	24.04
Pakistan	(98.51)	528.80	576.10	1,423.88	507.30	224.31
Papua New Guinea	(9.11)	(34.35)	(34.65)	(11.91)	12.76	2.74
Philippines	(137.40)	268.45	45.88	195.01	922.66	(330.12)
Samoa	(0.19)	(1.99)	(2.47)	(1.23)	5.52	22.85
Singapore	–	–	–	–	–	–
Solomon Islands	(0.67)	2.35	1.72	(1.86)	(2.50)	7.04
Sri Lanka	121.63	86.76	64.02	162.31	148.92	186.16
Taipei,China	–	–	–	–	–	–
Tajikistan	15.00	34.05	36.90	49.33	104.05	41.64
Thailand	(451.58)	(120.78)	(55.06)	(18.19)	(57.10)	11.14
Timor-Leste	–	1.00	0.45	5.25	3.30	1.51
Tonga	1.19	(1.46)	(1.55)	(1.11)	(0.57)	3.69
Turkmenistan	–	–	–	–	–	–
Tuvalu	0.25	1.14	1.07	0.28	1.31	0.01
Uzbekistan	43.87	27.54	12.78	9.52	87.74	47.95
Vanuatu	(0.16)	(1.08)	(1.28)	(1.74)	(1.98)	(2.17)
Viet Nam	202.82	136.07	169.44	182.92	1,026.85	282.76
Regional	(9.46)	22.61	9.60	26.76	4.53	140.32
TOTAL[b]	(1,727.86)	2,305.50	3,391.11	4,607.70	6,470.52	3,735.59

– = nil, ( ) = negative.

a Net transfer of resources defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes nonsovereign loans, net equity investments, and grants under Asian Development Fund and other special funds.

b Totals may not add up because of rounding.

Statistical Annex 23

ASIAN DEVELOPMENT FUND RESOURCES AND COMMITMENT AUTHORITY

ADF-CONTRIBUTED RESOURCES
($ million; as of 31 December 2010)

Country	Valued as of 31 December 2009 ($ equivalent)	Change in 2010: Addition ($ equivalent)	Change in 2010: Exchange Rate Adjustment ($ equivalent)	Change in 2010: Net Change ($ equivalent)	Valued as of 31 December 2010 ($ equivalent)	Valued as of 31 December 2010 (SDR equivalent)[a]
Australia	1,772.29	67.16	(393.10)	(325.95)	1,446.34	939.17
Austria	284.02	7.86	(20.15)	(12.29)	271.73	176.44
Belgium	244.60	6.67	(18.00)	(11.33)	233.27	151.47
Brunei Darussalam	10.68	1.21	(0.04)	1.17	11.85	7.70
Canada	1,913.06	45.32	(249.07)	(203.75)	1,709.31	1,109.92
China, People's Republic of	36.05	6.44	–	6.44	42.49	27.59
Denmark	270.59	8.78	(5.78)	3.00	273.59	177.65
Finland	149.89	13.30	(11.17)	2.13	152.02	98.71
France	1,420.77	27.58	(101.58)	(74.00)	1,346.78	874.51
Germany	2,033.03	33.94	(146.00)	(112.06)	1,920.97	1,247.36
Hong Kong, China	60.49	6.03	0.00	6.03	66.53	43.20
Indonesia	14.96	–	–	–	14.96	9.71
Ireland	42.34	8.51	(2.94)	5.56	47.91	31.11
Italy	934.05	–	(68.42)	(68.42)	865.64	562.09
Japan	15,839.57	463.29	2,151.60	2,614.89	18,454.46	11,983.18
Korea, Republic of	276.06	28.60	(30.97)	(2.37)	273.69	177.72
Luxembourg	49.81	0.96	(3.65)	(2.69)	47.12	30.60
Malaysia	13.97	1.46	(0.24)	1.21	15.18	9.86
Nauru	1.93	(1.63)	–	(1.63)	0.30	0.20
The Netherlands	838.51	20.82	(59.91)	(39.09)	799.42	519.09
New Zealand	125.45	0.27	(24.95)	(24.69)	100.76	65.43
Norway	232.04	9.39	(39.38)	(29.99)	202.05	131.20
Portugal	101.86	4.26	(7.08)	(2.82)	99.04	64.31
Singapore	9.34	2.29	(0.21)	2.08	11.42	7.41
Spain	414.32	24.34	(29.00)	(4.67)	409.65	266.00
Sweden	316.51	13.57	(24.79)	(11.22)	305.29	198.24
Switzerland	466.43	11.23	(10.66)	0.57	467.00	303.24
Taipei,China	65.69	4.95	–	4.95	70.64	45.87
Thailand	10.23	0.87	(0.41)	0.46	10.69	6.94
Turkey	109.52	–	(0.03)	(0.03)	109.50	71.10
United Kingdom	1,009.17	47.21	(39.62)	7.58	1,016.75	660.21
United States	3,587.21	–	–	–	3,587.21	2,329.31
TOTAL	32,654.45	864.64	864.47	1,729.11	34,383.56	22,326.55

– = nil, SDR = special drawing right.
Note: Totals may not add up because of rounding.
a SDR equivalent of the US dollar amount valued at $1.54003 per SDR as of 31 December 2010.

ADF COMMITMENT AUTHORITY
($ million; as of 31 December 2010)

	2009	2010
Carryover of ADF IX Commitment Authority[a]	123.74	122.00
ADF X Contributions	837.61	1,802.08[b, c]
ADF IX Contributions	112.82	111.78[d]
ADF VIII Contributions	8.32	8.20[e]
Reflow-based Resources	3,345.78	4,520.76[f]
OCR Net Income Transfer	120.00	240.00
Savings and Cancellations	314.38	650.03
Credits from Accelerated Note Encashment Program		
Total ADF X Commitment Authority	4,862.65	7,454.84
Less: Loans and Grants Committed	3,129.45	6,306.60
ADF Commitment Authority Available for Future Commitments	1,733.20	1,148.24

ADF = Asian Development Fund, OCR = ordinary capital resources, SDR = special drawing right.
Note: Totals may not add up because of rounding.
a The US dollar equivalent of SDR79.2 million at the year-end exchange rate, which reflects the cumulative commitment authority for ADF IX.
b Only 80% of the second installments were made available for operational commitments, which corresponds to the percentage expected to be paid on the first installment by a donor who is likely to submit a qualified instrument of contribution. The 20% balance is withheld from operational commitment until the (i) respective donors release the withheld amount, or (ii) outstanding balance has been settled.
c On 23 December 2010, the Board approved the additional contribution of the United Kingdom amounting to £6.2 million, which was deposited on 15 December 2010.
d Represents the balance of the third installment and 27.59% of the fourth installment payment of the United States. Amounts withheld due to the pro rata exercise have been released correspondingly.
e Represents 99.16% of Austria's fourth installment payment, which was released and made available for operational commitment.
f Includes the (i) liquidity drawdown of SDR1.1 billion, and (ii) additional liquidity of SDR270 million released from the foreign exchange provision.

Statistical Annex 24
TECHNICAL ASSISTANCE SPECIAL FUND
($ thousand; as of 31 December 2010)

	Total Contributions	Amount Utilized
Direct Voluntary Contributions		
Australia	2,484	2,484
Austria	159	159
Bangladesh	47	47
Belgium	1,394	1,394
Canada	3,346	3,346
China, People's Republic of	1,600	1,600
Denmark	1,963	1,963
Finland	237	237
France	1,697	1,697
Germany	3,315	3,315
Hong Kong, China	100	100
India	3,948	3,948
Indonesia	250	250
Italy	774	774
Japan	47,710	47,710
Korea, Republic of	1,900	1,900
Malaysia	909	909
The Netherlands	1,338	1,338
New Zealand	1,096	1,096
Norway	3,279	3,279
Pakistan	1,806	1,806
Singapore	1,100	1,100
Spain	190	190
Sri Lanka	6	6
Sweden	862	862
Switzerland	1,035	1,035
Taipei,China	200	200
United Kingdom	5,617	5,617
United States	1,500	1,500
Subtotal	89,862	89,862
Regularized Replenishment Contributions[a]	721,088	566,832
Transfer to Asian Development Fund	(3,472)	(3,472)
Allocation from OCR Net Income[b]	952,234	858,404
Subtotal	1,669,850	1,421,764
TOTAL	1,759,712	1,511,626

( ) = negative, OCR = ordinary capital resources.
a Represents Technical Assistance Special Fund (TASF) portion of contributions to the replenishment of the Asian Development Fund and the TASF authorized by Board of Governors' Resolutions 182, 214, 300, and 333 at historical values.
b Includes income, repayments, and reimbursements to the TASF since 1980.

Statistical Annex 25
JAPAN SPECIAL FUND—Regular and Supplementary Contributions
Statement of Activities and Change in Net Assets
($ million)

	1988–2004[a]	2005	2006	2007	2008	2009	2010	Total
Contributions Committed	876.8	27.3	24.5	27.7	17.4	–	–	973.7
Revenue	136.6	7.1	10.7	12.0	6.6	1.2	0.4	174.6
Total	1,013.4	34.4	35.2	39.7	24.0	1.2	0.4	1,148.3
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	(1.0)	–	–	–	–	–	–	(1.0)
Expenses	826.5	35.9	51.1	33.7	55.1	39.2	15.4	1,056.9
Exchange Gain (Loss)	(24.3)	(0.8)	(0.1)	–	0.2	(0.1)	(0.0)	(25.1)
Translation Adjustments	(12.5)	–	–	–	–	–	–	(12.5)
Change in Net Assets	149.1	(2.3)	(16.0)	6.0	(30.9)	(38.1)	(15.0)	52.8

– = nil, ( ) = negative, 0.0 = less than $50,000.
a Prior years' amounts have been restated to conform with the 1995 presentation.

Statistical Annex 26
JAPAN SPECIAL FUND—Asian Currency Crisis Support Facility
Statement of Activities and Change in Net Assets
($ million)

	1999–2005	2006	2007	2008	2009	2010	Total
Contributions Committed	241.0[a]	–	–	–	–	–	241.0
Revenue	4.4	1.7	1.8	1.1	0.2	0.1	9.3
Total	245.4	1.7	1.8	1.1	0.2	0.1	250.3
Transfer to Japan Fund for Poverty Reduction	(90.0)	–	–	–	–	–	(90.0)
Interest Payment Assistance Written Back	33.2	–	–	–	–	–	33.2
Expenses	129.8	(0.4)	–	(0.4)	(0.2)	(0.0)	128.8
Exchange Gain (Loss)	(1.7)	–	–	–	–	–	(1.7)
Translation Adjustments	(26.3)	–	–	–	–	–	(26.3)
Change in Net Assets	30.8	2.1	1.8	1.5	0.4	0.1	36.7

– = nil, ( ) = negative, 0.0 = less than $50,000.
a A guarantee facility is provided under the Asian Currency Crisis Support Facility for which the Government of Japan has made available noninterest-bearing, nonnegotiable notes in the amount of 360 billion yen, encashable by ADB at any time to meet a call on any guarantee. In the absence of any concluded guarantee, the note was returned to the Government of Japan on 25 March 2002.

Statistical Annex 27

JAPAN FUND FOR POVERTY REDUCTION, 2010

Project Name	Amount ($ million)
Bhutan	
Upgrading Schools and Integrated Disaster Education	3.00
Farm Roads to Support Poor Farmers' Livelihoods	3.00
India	
Improving Small Farmers' Access to Market in Bihar and Maharashtra	3.00
Supporting Microentrepreneurship for Women's Empowerment	3.00
Mongolia	
Promoting Inclusive Financial Services for the Poor	2.50
Marshall Islands	
Improved Energy Supply for Poor Households	1.76
Sri Lanka	
Post-Conflict Emergency Assistance for Livelihood Restoration of Resettled Internally Displaced People in the North	2.50
Regional	
Social Protection of the Vulnerable in the Pacific (Cook Islands, Marshall Islands, and Tonga)	3.00
TOTAL	21.76

Statistical Annex 28
PROJECTS WITH ADB-ADMINISTERED GRANT FINANCING,[a] 2010 APPROVALS

	Project Name	Amount ($ thousand) Technical Assistance	Amount ($ thousand) Project Component
BILATERAL TRUST FUNDS			
Australia			
CAM	Outcome Monitoring and Procurement Review	100.00	
INO	Supporting Water Operators' Partnerships	825.00	
INO	Geothermal Power Development Project	1,500.00	
INO	Capacity Development for Metropolitan Sanitation Management and Health	1,000.00	
INO	Analytical and Capacity Development Partnership	23,000.00	
PNG	Microfinance Expansion		6,000.00
SOL	Second Road Improvement (Sector)		280.00
SOL	Support for the Formulation of a National Strategic Plan	200.00	
VIE	Central Mekong Delta Region Connectivity Project	1,450.00	
VIE	Health Human Resources Sector Development		11,000.00
REG	Establishment of the Pacific Infrastructure Advisory Center	1,050.00	
REG	Private Sector Development Initiative	600.00	
REG	Regional Cooperation on Knowledge Management, Policy, and Institutional Support to the Coral Triangle Initiative	168.00	
REG	Promoting Links and Improving Coordination among the Greater Mekong Subregion, the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area (BIMP–EAGA), the Indonesia–Malaysia–Thailand Growth Triangle (IMT–GT), and the Association of Southeast Asian Nations (ASEAN)	400.00	
REG	Tarawa Sanitation Improvement	200.00	
	Subtotal	30,493.00	17,280.00
Australia–Carbon Capture and Storage Fund under the Clean Energy Financing Partnership Facility			
REG	Determining the Potential for Carbon Capture and Storage in Southeast Asia	900.00	
	Subtotal	900.00	
Austria			
REG	Managing the Cities in Asia	2,000.00	
REG	Implementation of the Technical Support Facility under the Carbon Market Initiative	400.00	
	Subtotal	2,400.00	
Canada			
NEP	Governance Support Program (Subprogram 1) (Supplementary)		8,800.00
	Subtotal		8,800.00
People's Republic of China Regional Cooperation and Poverty Reduction Fund			
REG	Supporting the Boao Forum for Asia and the Asian Exim Banks Forum in Dialogues on Regional Economic Integration and Partnership	500.00	
REG	Strengthening the Coordination of the GMS Program	500.00	
REG	Strengthening Carbon Financing for Regional Grassland Management in Northeast Asia	400.00	
REG	Strengthening Central Asia Regional Economic Cooperation 2007–2009	500.00	
REG	Greater Mekong Subregion Phnom Penh Plan for Development Management IV	500.00	
	Subtotal	2,400.00	
Denmark–Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas			
NEP	Increasing Access to Energy in Rural Nepal	323.00	
REG	Empowering the Poor through Increasing Access to Energy	150.00	
	Subtotal	473.00	
Denmark–Second Danish Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas			
NEP	Increasing Access to Energy in Rural Nepal	510.00	
	Subtotal	510.00	

CAM = Cambodia, GMS = Greater Mekong Subregion, INO = Indonesia, NEP = Nepal, PNG = Papua New Guinea, REG = regional, SOL = Solomon Islands, VIE = Viet Nam.
a Grant project components that are not administered by ADB are in Statistical Annex 5.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
Republic of Korea e-Asia and Knowledge Partnership Fund			
PRC	Strengthening Capacity to Address Climate Change for Small and Medium-sized City Development	500.00	
MON	Public Transport Information and Communication Technology	500.00	
PHI	Computer Access Mentorship Program—a Public–Private Partnership for Enhancing Education Quality	500.00	
THA	Mainstreaming Public–Private Partnerships	500.00	
REG	Updating and Improving the Social Protection Index	500.00	
REG	Establishment of e-Systems in Support of Infrastructure Finance in Asia	500.00	
REG	Comparative Infrastructure Development Assessment of the Kingdom of Thailand and the Republic of Korea	400.00	
REG	Promoting an Interlinked ASEAN Capital Market	500.00	
REG	Sharing Knowledge on Community-Driven Development in Asia and the Pacific	500.00	
REG	Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	500.00	
	Subtotal	4,900.00	
Finland			
NEP	Increasing Access to Energy in Rural Nepal	100.00	
REG	Strengthening the Asia Pacific Adaptation Network	350.00	
	Subtotal	450.00	
France			
PHI	Urban Water Supply and Sanitation	2,000.00	
REG	Ensuring Sustainability of Greater Mekong Subregion Regional Power Development	1,350.00	
	Subtotal	3,350.00	
Germany			
REG	Managing the Cities in Asia	422.00	
REG	Supporting the Third High-Level Forum on Aid Effectiveness and Its Preparatory Consultation Process	66.00	
	Subtotal	488.00	
Japan–Asian Clean Energy Fund under the Clean Energy Financing Partnership Facility			
BAN	Energy Efficiency Improvement	1,500.00	
PHI	Three Wind Farm Projects in Luzon	630.00	
REG	Empowering the Poor through Increasing Access to Energy	2,000.00	
REG	Enabling Climate Change Responses in Asia and the Pacific—Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	700.00	
REG	Knowledge Platform Development for the Asia Solar Energy Initiative	2,000.00	
REG	Needs Assessment and Development of the Solar Energy Program	1,000.00	
REG	Strengthening the Capacity of Pacific Developing Member Countries to Respond to Climate Change (Phase 1)	1,500.00	
REG	Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	800.00	
	Subtotal	10,130.00	
Japan Fund for Poverty Reduction			
AFG	Power Sector Master Plan	1,500.00	
BAN	Support to Local Government Engineering Department in Institutionalizing Women's Benefits from Rural Infrastructure Initiatives	500.00	
COO	Public Finance Management and Public Sector Performance Review	300.00	

AFG = Afghanistan, ASEAN = Association of Southeast Asian Nations, BAN = Bangladesh, COO = Cook Islands, MON = Mongolia, NEP = Nepal, PHI = Philippines, PRC = People's Republic of China, REG = regional, SRI = Sri Lanka, THA = Thailand.

CONTINUED

	Project Name	Amount ($ thousand)	
		Technical Assistance	Project Component
IND	Capacity Development for Project Management of Infrastructure Development for Rural Livelihood Enhancement	1,000.00	
IND	Deepening Capacity Building for Mainstreaming Public–Private Partnerships	2,000.00	
INO	Institutional Strengthening for the Water Resources Sector	500.00	
INO	Capacity Development Assistance for Public–Private Partnerships	500.00	
INO	Strengthening National Public Procurement Processes	1,000.00	
LAO	Rural Access Improvement Project along the East–West Economic Corridor	1,200.00	
LAO	Capacity Strengthening for Gender Mainstreaming in the Agriculture Sector	480.00	
LAO	Support for Post-Private Sector and Small and Medium-Sized Enterprises Development Program Partnership Framework	1,000.00	
MON	Updating the Energy Sector Development Plan	1,000.00	
MON	Ulaanbaatar Water and Sanitation Services and Planning Improvement	600.00	
MON	Reforming Higher Education for a Knowledge Society	400.00	
NEP	Integrated Urban Development	800.00	
NEP	Energy Access and Efficiency Improvement Project II	600.00	
NEP	Hydropower Development for Energy Crisis	2,000.00	
NEP	Decentralized Rural Infrastructure and Livelihood Project II	500.00	
PHI	Decentralized Framework for Sustainable Natural Resources and Rural Infrastructure Management	1,300.00	
PHI	Support for Social Protection Reform	1,400.00	
SOL	Supporting Transport Sector Development	800.00	
SRI	Technical Education and Vocational Training Sector Development	800.00	
SRI	Lagging Local Authorities Infrastructure Development	700.00	
SRI	Multimodal Transport	1,000.00	
TIM	Support for Effective Aid Management	600.00	
TIM	Supporting Road Network Development	225.00	
VAN	State-Owned Enterprise Rationalization Program	500.00	
VIE	Strengthening Institutional and Financial Arrangements, Operations and Maintenance, and Governance in Road Transport	1,000.00	
REG	Capacity Development of Selected Developing Member Countries on International Taxation: Eighteenth Tax Conference	181.00	
REG	Asian Bonds Online Website Project, Phase III	1,000.00	
	Subtotal	25,386.00	
Japan–Investment Climate Facilitation Fund under the Regional Cooperation and Integration Financing Partnership Facility			
REG	Promoting an Interlinked ASEAN Capital Market	1,500.00	
REG	Developing a Regional Social Investment Exchange Initiative	600.00	
REG	Support for Trade Facilitation in the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area	1,000.00	
REG	Improving Liquidity of Bond Market in ASEAN+3	1,250.00	
REG	Best Practice for Regulatory Framework and Use of Credit Rating Information of Domestic Credit Rating Agencies in South Asia	550.00	
REG	Broadening Investor Base for Local Currency Bonds in ASEAN+3	1,100.00	
REG	Strengthening Local Chambers of Commerce and Industry along the East–West Economic Corridor to Promote Trade, Investment and Value Chains	600.00	
REG	Strengthening Institutional Capacity to Compile and Analyze Financial Soundness Indicators for Investment Climate Assessment	500.00	
	Subtotal	7,100.00	

ASEAN = Association of Southeast Asian Nations; ASEAN+3 = Association of Southeast Asian Nations plus the People's Republic of China, Japan, and the Republic of Korea; IND = India; INO = Indonesia; LAO = Lao People's Democratic Republic; MON = Mongolia; NEP = Nepal; PHI = Philippines; REG = regional; SOL = Solomon Islands; SRI = Sri Lanka; TIM = Timor-Leste, VAN = Vanuatu, VIE = Viet Nam.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
New Zealand			
PNG	Strengthening Rural Primary Health Services Delivery	90.00	
SOL	Second Road Improvement (Sector)		358.00
	Subtotal	90.00	358.00
Spain			
GEO	Regional Power Transmission Enhancement Project	850.00	
GEO	Developing a Geospatial Urban Water Supply and Sanitation Utility Management Systems	800.00	
	Subtotal	1,650.00	
Sweden			
REG	Managing the Cities in Asia	1,365.00	
	Subtotal	1,365.00	
United Kingdom			
BAN	Second Urban Primary Health Care Project	225.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Sustainable Coastal Protection and Management (Subproject 3)	90.00	
IND	Advanced Project Preparedness for Poverty Reduction – Meghalaya Public Resources Management Development Program (Subproject 8)	200.00	
IND	Advanced Project Preparedness for Poverty Reduction – Madhya Pradesh Urban Environmental Improvement Project (Subproject 8)	700.00	
IND	Advanced Project Preparedness for Poverty Reduction – Preparing an Investment Plan for Himachal Pradesh Urban Development (Subproject 7)	600.00	
IND	Advanced Project Preparedness for Poverty Reduction – Land Transport Management and Master Plan for Sikkim (Subproject 6)	1,100.00	
IND	Advanced Project Preparedness for Poverty Reduction – Water Users Association Empowerment for Improved Irrigation Management in Chhatisgarh (Subproject 4 of Cluster TA C-TA003)	700.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Community-Based Flood Risk Management in Assam (Subproject 10)	600.00	
IND	Advanced Project Preparedness for Poverty Reduction – Capacity Development for Jharkhand State Roads Sector (Subproject 11)	1,100.00	
IND	Advanced Project Preparedness for Poverty Reduction – Institutional Development for a Value Chain Approach to Agribusiness in Bihar and Maharastra (Subproject 12)	850.00	
REG	Enabling Climate Change Responses in Asia and the Pacific – Strengthening Planning Capacity for Low Carbon Growth in Developing Asia (Subproject 4)	220.00	
REG	Private Sector-Led Integration and Free Trade Agreements in South Asia	131.25	
	Subtotal	6,516.25	
MULTIDONOR COOPERATION FUNDS/PARTNERSHIPS			
Cooperation Fund for Regional Trade and Financial Security Initiative			
LAO	Enhancing Financial Sector Supervision	250.00	
	Subtotal	250.00	
European Union			
INO	Analytical and Capacity Development Partnership	27,000.00	
	Subtotal	27,000.00	
Gender and Development Cooperation Fund			
PHI	Strengthened Gender Impacts for Social Protection	300.00	
REG	Promoting Gender Equality and Women's Empowerment	835.00	
	Subtotal	1,135.00	
Global Environment Facility			
INO	Citarum Watershed Management and Biodiversity Conservation		3,750.00
NEP	Kathmandu Sustainable Urban Transport		2,520.00

BAN = Bangladesh, GEO = Georgia, IND = India, INO = Indonesia, LAO = Lao People's Democratic Republic, NEP = Nepal, PHI = Philippines, PNG = Papua New Guinea, PRC = People's Republic of China, REG = regional, SOL = Solomon Islands, VIE = Viet Nam.

CONTINUED

	Project Name	Amount ($ thousand) Technical Assistance	Project Component
PRC	Integrated Renewable Biomass Energy Development Sector		9,200.00
VIE	Sustainable Rural Infrastructure Development Project in the Northern Mountain Provinces	50.00	
REG	Promoting Energy Efficiency in the Pacific	200.00	
REG	Strengthening Coastal and Marine Resources Management in the Coral Triangle of the Pacific (Phase 2)	13,100.00	
	Subtotal	13,350.00	15,470.00
International Federation of Red Cross and Red Crescent Society			
SRI	Conflict-Affected Region Emergency		1,500.00
	Subtotal		1,500.00
International Fund for Agricultural Development			
NEP	Preparation of the Agricultural Development Strategy	500.00	
	Subtotal	500.00	
Multidonor Clean Energy Fund under the Clean Energy Financing Partnership Facility			
INO	Java–Bali Electricity Distribution Performance Improvement		1,000.00
PRC	Developing Smart Grid Technology for Efficient Utilization of Renewable Energy	900.00	
PRC	Integrated Renewable Biomass Energy Development Sector		3,000.00
PRC	Renewable Energy Development in Qinghai	200.00	
PRC	Municipal Natural Gas Infrastructure Development Project (Phase 2)	592.00	
PRC	Innovative Financing Mechanisms for Energy Efficiency and Emission Reduction in Small and Medium-Sized Enterprises	300.00	
THA	Solar Power Project (Thailand)		2,000.00
REG	Promoting Renewable Energy, Clean Fuels, and Energy Efficiency in the Greater Mekong Subregion	200.00	
	Subtotal	2,192.00	6,000.00
Multidonor Trust Fund under the Water Financing Partnership Facility			
PRC	Effective Reservoir Utilization for Integrated Water Resources Management	200.00	
PRC	Strengthening Participatory Irrigation Management and Project Management Capacity in Qinghai Province	200.00	
IND	Water Users Empowerment for Improved Irrigation Management in Chhattisgarh	150.00	
VIE	Ho Chi Minh City Water Supply Project	300.00	
REG	Enabling Climate Change Responses in Asia and the Pacific – Supporting Investments in Water and Climate Change (Subproject 1)	1,000.00	
REG	Knowledge and Innovation Support for ADB's Water Financing Program	1,500.00	
	Subtotal	3,350.00	
Nordic Development Fund			
LAO	Capacity Enhancement for Coping with Climate Change	2,800.00	
REG	Managing the Cities in Asia	92.00	
	Subtotal	2,892.00	
Pilot Program for Climate Resilience under the Strategic Climate Fund			
NEP	Supporting Government Planning in Building Climate Resilience	225.00	
TAJ	Climate Resiliency for Natural Resources Investments	750.00	
	Subtotal	975.00	
TOTAL		**150,245.25**	**49,408.00**

IND = India, INO = Indonesia, LAO = Lao People's Democratic Republic, NEP = Nepal, PRC = People's Republic of China, REG = regional, SRI = Sri Lanka, TAJ = Tajikistan, THA = Thailand, VIE = Viet Nam.

Statistical Annex 29

CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010

PROJECT LOANS—ORDINARY CAPITAL RESOURCES (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	0.00	0.00	0.00	0.00	0.00	0.00
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	0.33	0.01	6.18	7.48	6.51	0.18
Austria	0.00	0.00	0.01	0.02	0.01	0.00
Azerbaijan	165.75	4.80	0.00	0.00	165.75	4.69
Bangladesh	6.75	0.20	0.01	0.01	6.76	0.19
Belgium	0.00	0.00	0.00	0.00	0.00	0.00
Bhutan	0.00	0.00	0.00	0.00	0.00	0.00
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	0.00	0.00	0.00	0.00	0.00	0.00
Canada	0.85	0.02	1.44	1.74	2.28	0.06
China, People's Republic of	1,540.30	44.63	8.62	10.43	1,548.91	43.83
Cook Islands	0.00	0.00	0.00	0.00	0.00	0.00
Denmark	0.00	0.00	0.02	0.03	0.02	0.00
Fiji	7.55	0.22	0.00	0.00	7.55	0.21
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	1.35	0.04	4.25	5.14	5.60	0.16
Georgia	0.00	0.00	0.00	0.00	0.00	0.00
Germany	78.34	2.27	1.94	2.35	80.28	2.27
Hong Kong, China	0.00	0.00	0.00	0.00	0.00	0.00
India	854.64	24.77	26.11	31.60	880.75	24.93
Indonesia	17.15	0.50	2.70	3.27	19.86	0.56
Ireland	0.00	0.00	0.00	0.00	0.00	0.00
Italy	4.58	0.13	0.00	0.00	4.58	0.13
Japan	22.14	0.64	0.04	0.05	22.18	0.63
Kazakhstan	49.24	1.43	0.00	0.00	49.24	1.39
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	380.86	11.04	2.84	3.44	383.70	10.86
Kyrgyz Republic	0.00	0.00	0.00	0.00	0.00	0.00
Lao People's Democratic Republic	0.00	0.00	0.00	0.00	0.00	0.00
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	0.40	0.01	0.00	0.00	0.40	0.01
Maldives	0.00	0.00	0.00	0.00	0.00	0.00
Marshall Islands	0.00	0.00	0.00	0.00	0.00	0.00
Mongolia	0.00	0.00	0.00	0.00	0.00	0.00
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	0.00	0.00	0.00	0.00	0.00	0.00
The Netherlands	0.11	0.00	0.23	0.28	0.34	0.01
New Zealand	8.63	0.25	0.14	0.17	8.77	0.25
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	139.22	4.03	11.21	13.57	150.44	4.26
Papua New Guinea	6.46	0.19	0.37	0.45	6.83	0.19
Philippines	5.34	0.15	0.74	0.89	6.08	0.17
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.00	0.00	0.00	0.00	0.00	0.00
Singapore	0.19	0.01	0.00	0.00	0.19	0.01
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	0.01	0.00	0.00	0.00	0.01	0.00
Sri Lanka	44.11	1.28	0.00	0.00	44.11	1.25
Sweden	16.45	0.48	0.02	0.03	16.47	0.47
Switzerland	2.36	0.07	0.00	0.00	2.36	0.07
Taipei,China	1.87	0.05	0.00	0.00	1.87	0.05
Tajikistan	0.00	0.00	0.00	0.00	0.00	0.00
Thailand	0.00	0.00	1.52	1.85	1.52	0.04
Tonga	0.19	0.01	0.00	0.00	0.19	0.01
Turkey	79.06	2.29	1.04	1.25	80.10	2.27
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	0.00	0.00	1.05	1.27	1.05	0.03
United States	5.21	0.15	11.67	14.12	16.88	0.48
Uzbekistan	3.79	0.11	0.32	0.39	4.11	0.12
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	7.65	0.22	0.16	0.19	7.81	0.22
TOTAL[b]	**3,450.89**	**100.00**	**82.63**	**100.00**	**3,533.52**	**100.00**

0.00 = % is less than 0.01.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.

b Totals may not add up because of rounding.

Statistical Annex 30
CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010
PROJECT LOANS—ASIAN DEVELOPMENT FUND (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	15.49	1.90	0.00	0.00	15.50	1.64
Armenia	16.16	1.98	0.35	0.27	16.50	1.75
Australia	1.67	0.21	3.71	2.87	5.38	0.57
Austria	0.00	0.00	2.49	1.92	2.49	0.26
Azerbaijan	0.24	0.03	0.00	0.00	0.24	0.03
Bangladesh	97.14	11.93	15.45	11.95	112.60	11.93
Belgium	0.04	0.01	0.00	0.00	0.04	0.00
Bhutan	4.51	0.55	0.00	0.00	4.51	0.48
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	7.78	0.96	0.02	0.02	7.80	0.83
Canada	0.00	0.00	4.95	3.83	4.95	0.52
China, People's Republic of	105.14	12.91	0.00	0.00	105.14	11.14
Cook Islands	0.01	0.00	0.00	0.00	0.01	0.00
Denmark	0.57	0.07	0.05	0.04	0.62	0.07
Fiji	0.00	0.00	0.00	0.00	0.00	0.00
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	0.49	0.06	3.22	2.49	3.71	0.39
Georgia	28.50	3.50	0.00	0.00	28.50	3.02
Germany	88.71	10.90	7.27	5.62	95.98	10.17
Hong Kong, China	0.13	0.02	0.00	0.00	0.13	0.01
India	7.99	0.98	5.14	3.98	13.13	1.39
Indonesia	117.22	14.40	18.79	14.53	136.01	14.41
Ireland	0.21	0.03	0.00	0.00	0.21	0.02
Italy	0.17	0.02	0.00	0.00	0.17	0.02
Japan	5.22	0.64	2.25	1.74	7.47	0.79
Kazakhstan	0.00	0.00	0.00	0.00	0.00	0.00
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	21.16	2.60	7.85	6.07	29.01	3.07
Kyrgyz Republic	0.13	0.02	0.30	0.23	0.43	0.05
Lao People's Democratic Republic	5.93	0.73	0.01	0.01	5.94	0.63
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	1.66	0.20	0.00	0.00	1.66	0.18
Maldives	0.91	0.11	0.02	0.02	0.93	0.10
Marshall Islands	0.21	0.03	0.00	0.00	0.21	0.02
Mongolia	12.99	1.60	0.35	0.27	13.35	1.41
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	28.15	3.46	7.52	5.82	35.67	3.78
The Netherlands	0.03	0.00	1.01	0.78	1.05	0.11
New Zealand	5.63	0.69	1.07	0.83	6.70	0.71
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	33.25	4.08	3.41	2.63	36.66	3.89
Papua New Guinea	4.32	0.53	0.54	0.42	4.86	0.52
Philippines	0.17	0.02	15.11	11.68	15.28	1.62
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.05	0.01	0.00	0.00	0.05	0.01
Singapore	1.21	0.15	0.00	0.00	1.21	0.13
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	4.90	0.60	0.50	0.39	5.40	0.57
Sri Lanka	88.11	10.82	5.01	3.88	93.12	9.87
Sweden	0.00	0.00	0.00	0.00	0.00	0.00
Switzerland	0.02	0.00	2.55	1.98	2.58	0.27
Taipei,China	0.55	0.07	0.00	0.00	0.55	0.06
Tajikistan	2.57	0.32	0.17	0.13	2.73	0.29
Thailand	2.72	0.33	0.39	0.30	3.11	0.33
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	0.28	0.03	0.00	0.00	0.28	0.03
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	2.11	0.26	3.66	2.83	5.77	0.61
United States	5.23	0.64	1.44	1.12	6.67	0.71
Uzbekistan	25.84	3.17	2.63	2.03	28.46	3.02
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	68.70	8.44	12.07	9.33	80.77	8.56
TOTAL[b]	**814.27**	**100.00**	**129.31**	**100.00**	**943.58**	**100.00**

0.00 = % is less than 0.01.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.
b Totals may not add up because of rounding.

Statistical Annex 31

CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2010

PROJECT LOANS—ORDINARY CAPITAL RESOURCES AND ASIAN DEVELOPMENT FUND (amounts in $ million)

Country[a]	Goods and Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	15.49	0.36	0.00	0.00	15.50	0.35
Armenia	16.16	0.38	0.35	0.16	16.50	0.37
Australia	2.00	0.05	9.89	4.67	11.89	0.27
Austria	0.00	0.00	2.50	1.18	2.50	0.06
Azerbaijan	165.99	3.89	0.00	0.00	165.99	3.71
Bangladesh	103.89	2.44	15.46	7.30	119.35	2.67
Belgium	0.04	0.00	0.00	0.00	0.04	0.00
Bhutan	4.51	0.11	0.00	0.00	4.51	0.10
Brunei Darussalam	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	7.78	0.18	0.02	0.01	7.80	0.17
Canada	0.85	0.02	6.39	3.02	7.24	0.16
China, People's Republic of	1,645.44	38.58	8.62	4.07	1,654.06	36.94
Cook Islands	0.01	0.00	0.00	0.00	0.01	0.00
Denmark	0.57	0.01	0.07	0.03	0.64	0.01
Fiji	7.55	0.18	0.00	0.00	7.55	0.17
Finland	0.00	0.00	0.00	0.00	0.00	0.00
France	1.84	0.04	7.47	3.52	9.31	0.21
Georgia	28.50	0.67	0.00	0.00	28.50	0.64
Germany	167.05	3.92	9.21	4.35	176.27	3.94
Hong Kong, China	0.13	0.00	0.00	0.00	0.13	0.00
India	862.63	20.22	31.25	14.74	893.88	19.97
Indonesia	134.37	3.15	21.49	10.14	155.86	3.48
Ireland	0.21	0.00	0.00	0.00	0.21	0.00
Italy	4.75	0.11	0.00	0.00	4.75	0.11
Japan	27.36	0.64	2.29	1.08	29.65	0.66
Kazakhstan	49.24	1.15	0.00	0.00	49.24	1.10
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Republic of	402.02	9.43	10.69	5.04	412.71	9.22
Kyrgyz Republic	0.13	0.00	0.30	0.14	0.43	0.01
Lao People's Democratic Republic	5.93	0.14	0.01	0.01	5.94	0.13
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	2.07	0.05	0.00	0.00	2.07	0.05
Maldives	0.91	0.02	0.02	0.01	0.93	0.02
Marshall Islands	0.21	0.00	0.00	0.00	0.21	0.00
Mongolia	12.99	0.30	0.35	0.17	13.35	0.30
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	28.15	0.66	7.52	3.55	35.67	0.80
The Netherlands	0.15	0.00	1.24	0.59	1.39	0.03
New Zealand	14.26	0.33	1.22	0.57	15.47	0.35
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	172.47	4.04	14.62	6.90	187.10	4.18
Papua New Guinea	10.78	0.25	0.91	0.43	11.69	0.26
Philippines	5.51	0.13	15.85	7.48	21.36	0.48
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.05	0.00	0.00	0.00	0.05	0.00
Singapore	1.40	0.03	0.00	0.00	1.40	0.03
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	4.90	0.11	0.50	0.24	5.40	0.12
Sri Lanka	132.22	3.10	5.01	2.37	137.23	3.07
Sweden	16.45	0.39	0.02	0.01	16.47	0.37
Switzerland	2.38	0.06	2.55	1.21	4.93	0.11
Taipei,China	2.42	0.06	0.00	0.00	2.42	0.05
Tajikistan	2.57	0.06	0.17	0.08	2.73	0.06
Thailand	2.72	0.06	1.91	0.90	4.64	0.10
Tonga	0.19	0.00	0.00	0.00	0.19	0.00
Turkey	79.34	1.86	1.04	0.49	80.38	1.80
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	2.11	0.05	4.71	2.22	6.82	0.15
United States	10.44	0.24	13.11	6.19	23.55	0.53
Uzbekistan	29.63	0.69	2.95	1.39	32.58	0.73
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	76.35	1.79	12.23	5.77	88.58	1.98
TOTAL[b]	**4,265.15**	**100.00**	**211.94**	**100.00**	**4,477.10**	**100.00**

0.00 = % is less than 0.01.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.

b Totals may not add up because of rounding.

Statistical Annex 32

ESTIMATES OF PAYMENT TO SUPPLYING COUNTRIES FOR FOREIGN PROCUREMENT UNDER PROGRAM LENDING,[a] 2010

	Ordinary Capital Resources (OCR)		Asian Development Fund (ADF)		Combined OCR and ADF	
Country	$ million	% Distribution	$ million	% Distribution	$ million	% Distribution
Afghanistan	0.22	0.02	0.99	0.22	1.20	0.07
Armenia	1.74	0.14	0.00	0.00	1.74	0.10
Australia	68.45	5.66	10.26	2.27	78.71	4.73
Austria	5.45	0.45	2.43	0.54	7.88	0.47
Azerbaijan	16.00	1.32	0.00	0.00	16.00	0.96
Bangladesh	0.86	0.07	1.12	0.25	1.98	0.12
Belgium	20.57	1.70	5.23	1.15	25.80	1.55
Bhutan	0.31	0.03	0.05	0.01	0.35	0.02
Brunei Darussalam	7.80	0.64	0.03	0.01	7.83	0.47
Cambodia	0.00	0.00	0.00	0.00	0.01	0.00
Canada	18.23	1.51	8.85	1.96	27.08	1.63
China, People's Republic of	143.69	11.88	90.82	20.06	234.51	14.10
Cook Islands	10.00	0.83	0.00	0.00	10.00	0.60
Denmark	2.44	0.20	1.64	0.36	4.08	0.25
Fiji	0.00	0.00	2.18	0.48	2.18	0.13
Finland	4.15	0.34	2.44	0.54	6.59	0.40
France	20.98	1.73	10.32	2.28	31.30	1.88
Georgia	0.02	0.00	0.01	0.00	0.03	0.00
Germany	60.10	4.97	21.84	4.82	81.93	4.93
Hong Kong, China	31.28	2.59	6.79	1.50	38.07	2.29
India	35.73	2.95	51.30	11.33	87.03	5.23
Indonesia	10.96	0.91	14.31	3.16	25.27	1.52
Ireland	1.57	0.13	0.67	0.15	2.24	0.13
Italy	25.34	2.09	11.73	2.59	37.07	2.23
Japan	112.29	9.28	23.00	5.08	135.28	8.14
Kazakhstan	1.02	0.08	0.06	0.01	1.08	0.06
Kiribati	0.00	0.00	0.02	0.00	0.02	0.00
Korea, Republic of	62.77	5.19	14.47	3.20	77.24	4.65
Kyrgyz Republic	0.04	0.00	0.00	0.00	0.04	0.00
Lao People's Democratic Republic	0.00	0.00	0.02	0.00	0.02	0.00
Luxembourg	0.13	0.01	0.03	0.01	0.16	0.01
Malaysia	58.22	4.81	26.29	5.81	84.51	5.08
Maldives	0.07	0.01	0.05	0.01	0.12	0.01
Marshall Islands	0.00	0.00	1.00	0.22	1.00	0.06
Mongolia	0.03	0.00	0.00	0.00	0.03	0.00
Myanmar	2.00	0.17	0.98	0.22	2.98	0.18
Nauru	0.04	0.00	0.00	0.00	0.04	0.00
Nepal	1.07	0.09	0.23	0.05	1.30	0.08
The Netherlands	13.76	1.14	7.68	1.70	21.43	1.29
New Zealand	8.73	0.72	5.03	1.11	13.76	0.83
Norway	2.08	0.17	0.52	0.12	2.60	0.16
Pakistan	3.01	0.25	1.32	0.29	4.33	0.26
Papua New Guinea	1.23	0.10	0.06	0.01	1.29	0.08
Philippines	3.37	0.28	0.95	0.21	4.32	0.26
Portugal	0.25	0.02	0.24	0.05	0.49	0.03
Samoa	0.00	0.00	0.00	0.00	0.00	0.00
Singapore	187.71	15.51	29.21	6.45	216.92	13.05
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	5.60	0.46	3.11	0.69	8.71	0.52
Sri Lanka	1.00	0.08	1.79	0.39	2.79	0.17
Sweden	13.39	1.11	5.39	1.19	18.78	1.13
Switzerland	21.74	1.80	5.58	1.23	27.32	1.64
Taipei,China	0.00	0.00	0.00	0.00	0.00	0.00
Tajikistan	0.07	0.01	0.16	0.03	0.23	0.01
Thailand	51.73	4.28	18.54	4.09	70.27	4.23
Tonga	0.00	0.00	0.01	0.00	0.01	0.00
Turkey	32.17	2.66	2.94	0.65	35.10	2.11
Turkmenistan	2.45	0.20	0.32	0.07	2.77	0.17
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	25.38	2.10	14.56	3.22	39.94	2.40
United States	102.07	8.44	42.86	9.47	144.93	8.72
Uzbekistan	1.07	0.09	1.47	0.32	2.54	0.15
Vanuatu	0.01	0.00	0.00	0.00	0.01	0.00
Viet Nam	9.63	0.80	1.90	0.42	11.53	0.69
TOTAL[b]	**1,210.00**	**100.00**	**452.79**	**100.00**	**1,662.79**	**100.00**

0.00 = % is less than 0.01.

a Estimates are based on import data drawn from the latest information available on borrowers' trade statistics compiled by the International Monetary Fund *Direction of Trade Statistics*.

b Totals may not add up because of rounding.

Statistical Annex 33

CUMULATIVE CONTRACTS AWARDED BY COUNTRY OF ORIGIN

TECHNICAL ASSISTANCE OPERATIONS (amounts in $ million; as of 31 December 2010)

Country[a]	ADB's Own Resources	Goods and Works % Distribution	Administered Trust Funds	% Distribution	Japan Special Fund	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	1.395	0.09	1.794	0.27	0.243	0.02	3.432	0.10
Australia	187.269	12.13	84.669	12.80	133.714	13.80	405.652	12.78
Austria	1.430	0.09	0.131	0.02	0.922	0.09	2.483	0.07
Azerbaijan	0.517	0.03	0.278	0.04	0.021	0.00	0.816	0.02
Bangladesh	25.312	1.64	8.727	1.32	7.223	0.74	41.262	1.30
Belgium	5.488	0.35	1.412	0.21	2.260	0.23	9.160	0.28
Bhutan	0.714	0.04	0.388	0.05	0.154	0.01	1.256	0.04
Brunei Darussalam	0.015	0.00	0.000	0.00	0.000	0.00	0.015	0.00
Cambodia	2.829	0.18	3.388	0.51	0.530	0.05	6.747	0.21
Canada	111.433	7.22	52.045	7.87	69.246	7.14	232.724	7.33
China, People's Republic of	32.053	2.07	9.816	1.48	8.104	0.83	49.973	1.57
Cook Islands	0.098	0.00	0.270	0.04	0.000	0.00	0.368	0.01
Denmark	13.455	0.87	7.871	1.19	19.315	1.99	40.641	1.28
Fiji	1.911	0.12	1.287	0.19	0.450	0.04	3.648	0.11
Finland	10.443	0.67	6.515	0.98	9.593	0.99	26.551	0.83
France	36.492	2.36	22.054	3.33	24.054	2.48	82.600	2.60
Georgia	0.323	0.02	0.000	0.00	0.000	0.00	0.323	0.01
Germany	29.455	1.90	20.166	3.05	36.864	3.80	86.485	2.72
Hong Kong, China	35.116	2.27	9.786	1.48	22.022	2.27	66.924	2.10
India	74.234	4.81	34.417	5.20	35.867	3.70	144.518	4.55
Indonesia	20.861	1.35	16.048	2.42	12.297	1.26	49.206	1.55
Ireland	1.755	0.11	0.232	0.03	0.165	0.01	2.152	0.06
Italy	6.069	0.39	1.240	0.18	2.678	0.27	9.987	0.31
Japan	36.870	2.39	15.118	2.28	32.970	3.40	84.958	2.67
Kazakhstan	1.642	0.10	1.510	0.22	0.131	0.01	3.283	0.10
Kiribati	0.025	0.00	0.052	0.00	0.008	0.00	0.085	0.00
Korea, Republic of	6.783	0.44	2.508	0.37	4.028	0.41	13.319	0.42
Kyrgyz Republic	2.125	0.13	0.867	0.13	0.218	0.02	3.210	0.10
Lao People's Democratic Republic	3.591	0.23	2.508	0.37	1.102	0.11	7.201	0.22
Luxembourg	0.000	0.00	0.095	0.01	0.089	0.00	0.184	0.00
Malaysia	13.723	0.89	1.937	0.29	4.461	0.46	20.121	0.63
Maldives	0.118	0.00	0.056	0.00	0.026	0.00	0.200	0.00
Marshall Islands	0.206	0.01	0.180	0.02	0.010	0.00	0.396	0.01
Micronesia, Federated States of	0.007	0.00	0.000	0.00	0.218	0.02	0.225	0.00
Mongolia	2.191	0.14	1.366	0.20	0.834	0.08	4.391	0.13
Myanmar	0.940	0.06	0.697	0.10	0.011	0.00	1.648	0.05
Nauru	0.014	0.00	0.018	0.00	0.002	0.00	0.034	0.00
Nepal	13.232	0.85	7.830	1.18	3.485	0.36	24.547	0.77
The Netherlands	27.731	1.79	26.366	3.98	31.366	3.23	85.463	2.69
New Zealand	73.623	4.77	22.469	3.39	69.959	7.22	166.051	5.23
Norway	5.402	0.35	4.565	0.69	3.482	0.35	13.449	0.42
Pakistan	30.717	1.99	14.515	2.19	4.676	0.48	49.908	1.57
Palau	0.017	0.00	0.000	0.00	0.000	0.00	0.017	0.00
Papua New Guinea	1.328	0.08	0.613	0.09	1.717	0.17	3.658	0.11
Philippines	118.376	7.67	34.623	5.23	36.858	3.80	189.857	5.98
Portugal	0.250	0.01	0.043	0.00	0.099	0.01	0.392	0.01
Samoa	0.887	0.05	0.112	0.01	0.868	0.09	1.867	0.05
Singapore	22.422	1.45	6.576	0.99	10.815	1.11	39.813	1.25
Solomon Islands	0.577	0.03	0.184	0.02	0.217	0.02	0.978	0.03
Spain	9.218	0.59	5.073	0.76	1.010	0.10	15.301	0.48
Sri Lanka	15.040	0.97	5.254	0.79	3.964	0.40	24.258	0.76
Sweden	8.111	0.52	6.737	1.01	10.135	1.04	24.983	0.78
Switzerland	15.547	1.00	6.630	1.00	13.814	1.42	35.991	1.13
Taipei,China	1.113	0.07	0.069	0.01	2.710	0.28	3.892	0.12
Tajikistan	0.785	0.05	1.286	0.19	0.162	0.01	2.233	0.07
Thailand	15.199	0.98	10.255	1.55	12.051	1.24	37.505	1.18
Timor-Leste	1.291	0.07	0.186	0.02	0.128	0.01	1.605	0.04
Tonga	0.932	0.06	0.051	0.00	0.226	0.02	1.209	0.03
Turkey	0.431	0.02	0.270	0.04	0.048	0.00	0.749	0.02
Turkmenistan	0.147	0.01	0.048	0.00	0.000	0.00	0.195	0.00
Tuvalu	0.061	0.00	0.000	0.00	0.003	0.00	0.064	0.00
United Kingdom	195.984	12.70	76.904	11.63	141.592	14.61	414.480	13.06
United States	281.404	18.24	99.907	15.11	176.333	18.19	557.644	17.57
Uzbekistan	2.324	0.15	0.713	0.10	0.805	0.08	3.842	0.12
Vanuatu	0.887	0.05	0.009	0.00	1.202	0.12	2.098	0.06
Viet Nam	5.588	0.36	7.107	1.07	3.375	0.34	16.070	0.50
Regional	3.306	0.21	9.241	1.39	3.120	0.32	15.667	0.49
International Organizations	23.207	1.50	4.067	0.61	4.899	0.50	32.173	1.01
Others	0.642	0.04	0.000	0.00	0.000	0.00	0.642	0.02
TOTAL[b]	1,542.680	100.00	661.149	100.00	968.949	100.00	3,172.780	100.00

0.00 = data negligible.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.

b Totals may not add up because of rounding.

Statistical Annex 34

CONTRACTS AWARDED BY COUNTRY OF ORIGIN, 2008–2010

TECHNICAL ASSISTANCE OPERATIONS (amounts in $ million)

	2008		2009		2010	
Country[a]	Amount	%	Amount	%	Amount	%
Afghanistan	0.26	0.17	0.31	0.17	0.13	0.07
Armenia	0.10	0.06	0.07	0.04	0.24	0.13
Australia	23.72	15.62	28.66	15.63	18.30	9.88
Austria	0.08	0.05	0.18	0.10	0.07	0.04
Azerbaijan	0.01	0.01	0.01	0.00	0.03	0.02
Bangladesh	3.85	2.54	4.46	2.43	8.46	4.57
Belgium	0.37	0.24	0.63	0.35	0.37	0.20
Bhutan	0.09	0.06	0.15	0.08	0.34	0.19
Brunei Darussalam	–	–	–	–	0.02	0.01
Cambodia	0.77	0.51	0.37	0.20	0.43	0.23
Canada	8.84	5.82	8.94	4.87	9.70	5.24
China, People's Republic of	3.33	2.20	8.69	4.74	7.15	3.86
Cook Islands	0.10	0.06	0.13	0.07	0.01	0.01
Denmark	1.46	0.96	0.62	0.34	3.79	2.04
Fiji	0.30	0.20	0.77	0.42	0.17	0.09
Finland	0.85	0.56	0.68	0.37	0.16	0.09
France	11.04	7.27	5.75	3.14	5.13	2.77
Georgia	–	–	–	–	0.31	0.17
Germany	8.84	5.82	3.72	2.03	5.87	3.17
Hong Kong, China	1.91	1.26	3.43	1.87	6.23	3.36
India	11.51	7.58	16.65	9.08	18.29	9.87
Indonesia	2.13	1.40	2.74	1.49	2.67	1.44
Ireland	0.05	0.03	0.82	0.45	0.78	0.42
Italy	0.29	0.19	0.39	0.21	0.54	0.29
Japan	6.13	4.04	9.69	5.28	2.16	1.17
Kazakhstan	0.12	0.08	0.13	0.07	0.50	0.27
Kiribati	–	–	0.02	0.01	0.01	0.01
Korea, Republic of	0.45	0.30	1.26	0.69	1.27	0.68
Kyrgyz Republic	0.22	0.14	0.58	0.32	0.40	0.21
Lao People's Democratic Republic	0.19	0.12	0.35	0.19	0.78	0.42
Luxembourg	–	–	0.13	0.07	0.01	–
Malaysia	1.90	1.25	0.80	0.43	0.82	0.44
Maldives	–	–	0.01	0.01	–	–
Marshall Islands	0.04	0.03	0.01	0.01	0.05	0.02
Micronesia, Federated States of	–	–	–	–	0.20	0.11
Mongolia	0.20	0.13	0.40	0.22	0.88	0.48
Myanmar	–	–	–	–	–	–
Nauru	–	–	0.02	0.01	0.01	0.01
Nepal	2.06	1.35	2.94	1.60	2.67	1.44
The Netherlands	0.95	0.63	8.67	4.73	4.68	2.52
New Zealand	8.74	5.75	6.66	3.63	8.72	4.71
Norway	0.11	0.07	0.13	0.07	0.06	0.03
Pakistan	4.15	2.73	2.99	1.63	3.36	1.81
Palau	–	–	–	–	–	–
Papua New Guinea	0.28	0.18	0.15	0.08	0.39	0.21
Philippines	6.80	4.48	10.81	5.89	17.04	9.20
Portugal	–	–	0.05	0.02	0.10	0.05
Samoa	0.01	0.00	–	–	0.10	0.05
Singapore	0.88	0.58	3.07	1.67	2.15	1.16
Solomon Islands	0.12	0.08	0.05	0.03	0.04	0.02
Spain	1.53	1.00	2.46	1.34	2.92	1.58
Sri Lanka	0.65	0.43	1.08	0.59	1.65	0.89
Sweden	1.71	1.13	1.08	0.59	0.98	0.53
Switzerland	0.19	0.13	5.75	3.14	0.28	0.15
Taipei,China	0.66	0.44	–	–	0.04	0.02
Tajikistan	0.04	0.03	0.10	0.05	0.28	0.15
Thailand	1.19	0.78	0.81	0.44	1.48	0.80
Timor-Leste	0.11	0.07	–	–	0.11	0.06
Tonga	0.06	0.04	0.42	0.23	0.26	0.14
Turkey	0.10	0.06	–	–	0.01	0.01
Turkmenistan	–	–	0.01	0.01	0.01	–
Tuvalu	–	–	–	–	–	–
United Kingdom	12.57	8.28	17.93	9.78	16.94	9.15
United States	16.84	11.09	15.18	8.28	22.99	12.41
Uzbekistan	0.26	0.17	0.61	0.33	0.51	0.28
Vanuatu	–	–	0.01	0.01	0.13	0.07
Viet Nam	2.10	1.38	0.85	0.46	1.13	0.61
Regional	–	–	–	–	–	–
International Organizations	0.59	0.39	–	–	–	–
TOTAL[b]	**151.83**	**100.00**	**183.40**	**100.00**	**185.25**	**100.00**

– = nil, 0.00 = % is less than 0.01.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of the contract.

b Totals may not add up because of rounding.

Overall Production
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